AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 30, 2011

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WINDSTREAM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	4813	20-0792300
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4001 Rodney Parham Road

Little Rock, Arkansas 72212-2442

(501) 748-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John P. Fletcher, Esq.

Executive Vice President and General Counsel

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212-2442

Tel. (501) 748-7000

Fax (501) 748-7400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert B. Pincus, Esq. Steven J. Daniels, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square, 7th Floor Wilmington, Delaware 19801 Telephone: (302) 651-3000 Fax: (302) 651-3001

Mary O’Connell, Esq.

Executive Vice President and General Counsel

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

Telephone: (585) 340-2500

Fax: (585) 340-2563

Richard J. Parrino, Esq. Joseph E. Gilligan, Esq. Paul D. Manca, Esq. Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, D.C. 20004 Telephone: (202) 637-5600 Fax: (202) 637-5910

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement is declared effective and all other conditions to the merger as described in the enclosed proxy statement/prospectus are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock	79,695,096	N/A	$941,199,084	$109,273

(1)	Represents the maximum number of shares of Windstream Corporation common stock estimated to be issued in the transaction described herein, which number may be higher or lower in accordance with the formula described below. The number is based on (a) the number of shares of PAETEC Holding Corp. common stock outstanding or reserved for issuance as of August 29, 2011, and (b) an exchange ratio of 0.460 of a share of Windstream Corporation common stock, solely for purposes of calculating the registration fee, issuable in exchange for each of those shares of PAETEC Holding Corp. common stock in accordance with the Agreement and Plan of Merger, dated as of July 31, 2011, by and among Windstream Corporation, Peach Merger Sub, Inc. and PAETEC Holding Corp. attached to the proxy statement/prospectus as Annex A.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended (the “Securities Act”).
(3)	Computed in accordance with Rule 457(f) and Section 6(b) under the Securities Act by multiplying (A) the proposed maximum aggregate offering price for all securities to be registered calculated as described in note (2) by (B) 0.00011610.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WINDSTREAM CORPORATION MAY NOT DISTRIBUTE AND ISSUE THE SHARES OF WINDSTREAM CORPORATION COMMON STOCK BEING REGISTERED PURSUANT TO THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, OF WHICH THIS DOCUMENT IS A PART, UNTIL THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND NEITHER WINDSTREAM CORPORATION NOR PAETEC HOLDING CORP. IS SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER, SOLICITATION OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION	AUGUST 30, 2011

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Dear fellow stockholders:

The board of directors of PAETEC Holding Corp. (“PAETEC”) has unanimously approved and adopted an agreement and plan of merger, dated as of July 31, 2011, among Windstream Corporation (“Windstream”), Peach Merger Sub, Inc., a wholly-owned subsidiary of Windstream (“Merger Sub”), and PAETEC pursuant to which Merger Sub will merge with and into PAETEC. As a result of the merger, Windstream will acquire PAETEC. We are sending you the accompanying proxy statement/prospectus to ask you to attend a special meeting of the stockholders of PAETEC or to vote your shares by proxy on the proposal to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement. Information about the PAETEC special meeting is contained in this proxy statement/prospectus.

If the merger is completed, at the effective time of the merger, each outstanding share of PAETEC common stock will be converted into the right to receive 0.460 shares of Windstream common stock. Windstream common stock is listed on the NASDAQ Global Select Market under the trading symbol “WIN.” Based on the closing price of Windstream common stock on                     , 2011, the latest practicable trading date before the printing of the accompanying proxy statement/prospectus, the 0.460 shares of Windstream common stock represented approximately $         in value for each share of PAETEC common stock. Because the exchange ratio of the merger consideration will not be adjusted for changes in the market price of Windstream common stock, the value of the merger consideration at the time of the merger may be significantly different. Based on the number of shares of PAETEC common stock outstanding as of                     , 2011, the aggregate number of shares of Windstream common stock to be issued by Windstream in the merger is estimated to be approximately                  shares.

Your board of directors has unanimously determined that the merger agreement and the merger are advisable, fair to and in the best interests of PAETEC and its stockholders and unanimously recommends that you vote “FOR” adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement. The merger cannot be completed unless the merger agreement is adopted by the affirmative vote of the holders of a majority of the outstanding shares of PAETEC common stock. No vote of Windstream stockholders is required to complete the merger.

The accompanying proxy statement/prospectus provides you with detailed information about Windstream, PAETEC and the proposed merger. You may obtain additional information about Windstream from documents Windstream has filed with the Securities and Exchange Commission as described under “Where You Can Find More Information” beginning on page 203 of the proxy statement/prospectus. We strongly encourage you to read the proxy statement/prospectus carefully. Before deciding how to vote on the merger agreement, you should consider the “Risk Factors” beginning on page 29 of the proxy statement/prospectus.

Very truly yours,

Arunas Chesonis Chairman, President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of common stock to be issued by Windstream under the proxy statement/prospectus or passed upon the adequacy or accuracy of the proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus is dated                     , 2011, and is being first mailed to stockholders of PAETEC on or about                     , 2011.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Windstream Corporation from documents previously filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing, by telephone or by e-mail using the following contact information:

Windstream Corporation

Investor Relations

4001 Rodney Parham Road

Little Rock, Arkansas 72212

(866) 320-7922

windstream.investor.relations@windstream.com

If you would like to request any documents, please do so by                     , 2011 in order to receive them before the special meeting.

See “Where You Can Find More Information” beginning on page 203 for more information about the documents referred to in this proxy statement/prospectus.

In addition, if you have questions about the merger, you may contact PAETEC’s proxy solicitor, Morrow & Co., LLC, toll free at: (800) 276-3011.

ABOUT THIS DOCUMENT

This proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No.     ) filed by Windstream with the Securities and Exchange Commission. It constitutes a prospectus of Windstream under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, with respect to the shares of Windstream common stock to be issued to PAETEC stockholders in the merger. In addition, it constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder, and a notice of meeting with respect to the PAETEC special meeting of stockholders at which PAETEC stockholders will consider and vote on the proposal to adopt the merger agreement and the other proposals described in this proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated                     , 2011. You should not assume that the information contained in this document is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of the incorporated document containing such information. Neither our mailing of this document to PAETEC stockholders nor the issuance by Windstream of common stock in connection with the merger will create any implication to the contrary.

INFORMATION INCLUDED IN THE PROXY STATEMENT/PROSPECTUS REGARDING WINDSTREAM AND PAETEC WAS PROVIDED BY WINDSTREAM AND PAETEC, RESPECTIVELY. NEITHER COMPANY WARRANTS THE ACCURACY OF INFORMATION PROVIDED BY THE OTHER COMPANY.

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2011

TO THE STOCKHOLDERS OF PAETEC HOLDING CORP.:

Notice is hereby given that a special meeting of stockholders of PAETEC Holding Corp. will be held at                                                                                                                   , on                     , 2011, at                     , local time, to consider and act upon the following matters:

1. to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of July 31, 2011 and as it may be amended (referred to in the accompanying proxy statement/prospectus as the “merger agreement”), by and among Windstream Corporation, a Delaware corporation (“Windstream”), Peach Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Windstream (“Merger Sub”), and PAETEC Holding Corp., a Delaware corporation (“PAETEC”), pursuant to which Merger Sub will merge with and into PAETEC (referred to in the accompanying proxy statement/prospectus as the “merger”), after which PAETEC will survive the transaction as a wholly-owned subsidiary of Windstream and the separate corporate existence of Merger Sub will cease, and to approve the merger and the other transactions contemplated by the merger agreement;

2. to cast an advisory (nonbinding) vote to approve compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger; and

3. to consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of proposal 1.

PAETEC’s board of directors has fixed the close of business on                     , 2011, as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting or any adjournments, postponements or continuations thereof.

The merger agreement and the compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger, which is commonly referred to as “golden parachute” compensation, are more fully described in the accompanying proxy statement/prospectus, which we encourage you to read carefully in its entirety before voting. A copy of the merger agreement is included as Annex A to the accompanying proxy statement/prospectus. The accompanying proxy statement/prospectus is a part of this notice.

You are cordially invited to attend the special meeting. Your proxy is being solicited by PAETEC’s board of directors. Even if you plan to attend the special meeting, we urge you to submit a valid proxy promptly. If your shares of PAETEC common stock are registered in your own name, you may submit your proxy (1) by filling out and signing the proxy card, and then mailing your signed proxy card in the enclosed postage-paid envelope, (2) by authorizing the voting of your shares over the Internet at www.voteproxy.com, or (3) by calling 1-800-PROXIES (1-800-776-9437) and by following the instructions on the enclosed proxy card. If your shares are held in “street name,” you should follow the directions your broker or other intermediary provides.

Your vote is very important. We cannot complete the merger unless the merger agreement is adopted by the affirmative vote of the holders of a majority of our outstanding common stock. Accordingly, we urge you to review the enclosed materials and request that you complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying postage-paid reply envelope or submit your proxy over the Internet or by telephone.

Our board of directors unanimously recommends that you vote “FOR” adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement as described in proposal 1, “FOR” approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation described in proposal 2 and “FOR” approval of one or more adjournments of the special meeting in accordance with proposal 3. Adoption of the merger agreement and approval of the “golden parachute” compensation are subject to separate votes by PAETEC stockholders, and approval of the “golden parachute” compensation is not a condition to completion of the merger. If you fail to vote, if you fail to authorize your broker to vote on your behalf, or if you abstain from voting, the effect will be the same as if you had voted against the approval of the merger proposal.

By Order of the Board of Directors,

Mary O’Connell

Executive Vice President, General Counsel and

Secretary

Fairport, New York

                    , 2011

i

ii

iii

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of PAETEC, may have regarding the merger and the advisory (nonbinding) vote to approve “golden parachute” compensation, and the answers to those questions. PAETEC urges you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger and the “golden parachute” compensation. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this document.

Q:	What is the purpose of the special meeting?

A:	At the special meeting, PAETEC stockholders will act upon the matters described in the notice of special meeting at the beginning of this proxy statement/prospectus, including a proposal to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement, an advisory (nonbinding) vote to approve compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger, and a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including to solicit additional proxies in favor of adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

Q:	What is the proposed transaction?

A:	You are being asked to vote to adopt an agreement and plan of merger, dated as of July 31, 2011, among Windstream, Merger Sub and PAETEC and thereby approve the merger and the other transactions contemplated by the agreement and plan of merger. In this proxy statement/prospectus, we refer to the agreement and plan of merger as the “merger agreement.” In the merger, Merger Sub, a newly formed corporation and wholly-owned subsidiary of Windstream, will merge with and into PAETEC. PAETEC will survive the merger as a wholly-owned subsidiary of Windstream, the separate corporate existence of Merger Sub will cease, and PAETEC stockholders will be entitled to receive Windstream common stock as merger consideration.

Q:	Why is PAETEC merging with a subsidiary of Windstream?

A:	PAETEC is merging with a subsidiary of Windstream because PAETEC believes that the combination will provide substantial strategic and financial benefits to PAETEC’s stockholders, including:

•

participation in the future growth potential of a combined company with approximately $6 billion in annual revenues and more extensive nationwide operations, service offerings and revenue opportunities than PAETEC as a stand-alone company;

•	improved operational efficiencies and significant anticipated cost savings;

•	increased financial strength and flexibility; and

•	ownership of capital stock offering a quarterly cash dividend and benefiting from a highly liquid trading market.

For a detailed discussion of the background of and reasons for the proposed merger, see “The Merger—Background of the Merger,” “The Merger—Recommendation of the PAETEC Board; PAETEC’s Reasons for the Merger” and “The Merger—Windstream’s Reasons for the Merger.”

Q:	What will I be entitled to receive for my shares of PAETEC common stock?

A:

In the merger, you will be entitled to receive 0.460 shares of Windstream common stock for each share of PAETEC common stock outstanding immediately before the effective time of the merger. The Windstream common stock is listed on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbol

“WIN.”

You will not be entitled to receive any fractional shares of Windstream common stock. Instead, you will be entitled to receive cash, without interest, for any fractional share of Windstream common stock you might otherwise have been entitled to receive. The amount of cash that you will be entitled to receive in lieu of fractional shares will be equal to the product obtained by multiplying the fractional share interest you would otherwise be entitled to receive by the closing price for a share of Windstream common stock as reported on NASDAQ on the day of the effective time of the merger.

Q:	What does the PAETEC board of directors recommend?

A:	The PAETEC board of directors unanimously recommends that you vote:

•	“FOR” adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement;

•

“FOR” approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger; and

•

“FOR” approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

Q:	Who is entitled to vote at the special meeting?

A:	Holders of record of PAETEC common stock as of the close of business on , 2011, which is the date the PAETEC board of directors has fixed as the record date for the special meeting, are entitled to vote at the special meeting.

Q:	What vote is required to adopt the merger agreement?

A:	The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the shares of PAETEC common stock outstanding as of the record date for the special meeting.

No vote of the stockholders of Windstream is required.

Q:	What if I don’t vote on the proposal to adopt the merger agreement?

If you fail to vote, if you fail to authorize your broker to vote on your behalf, or if you abstain from voting, the effect will be the same as if you had voted against adoption of the merger agreement.

Q:	Do I have appraisal rights?

A:	No. PAETEC stockholders have no appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware (the “DGCL”) in connection with the merger. For additional information regarding appraisal rights, see “Comparison of Rights of Common Stockholders of Windstream and Common Stockholders of PAETEC—Appraisal Rights” on page 146.

Q:	What are the material United States federal income tax consequences of the merger to me?

A:

It is expected that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the completion of the merger is conditioned on the receipt by each of Windstream and PAETEC of opinions from their respective counsel to the effect that the merger will qualify as such a reorganization. Assuming that the merger qualifies as such a reorganization, United States holders of PAETEC common stock generally will not be subject to United States federal income taxes as a result of the exchange of their shares of PAETEC common stock for Windstream common stock except with respect to any cash received in lieu of fractional shares of Windstream common stock. For additional information about material United States federal income tax consequences of the merger, see “The Merger—Material United States Federal Income Tax Consequences” beginning on page 113.

Q:	When do you expect the merger to be completed?

A:	We currently expect the merger to be completed by January 31, 2012, following the satisfaction or waiver of all conditions to the merger, including PAETEC stockholder approval and the receipt of all regulatory approvals that are required to be obtained pursuant to the merger agreement.

Q:	What do I need to do to vote my shares at the special meeting?

A:	After carefully reading and considering the information contained and incorporated by reference into this proxy statement/prospectus, please submit your proxy as soon as possible so that your shares may be voted at the special meeting. If your shares of PAETEC common stock are registered in your own name you may submit your proxy by:

•	filling out and signing the proxy card, and then mailing your signed proxy card in the enclosed postage-paid reply envelope;

•	submitting your proxy over the Internet at www.voteproxy.com; or

•	calling 1-800-PROXIES (1-800-776-9437) and following the instructions on the enclosed proxy card.

Proxies submitted over the Internet or by telephone must be received by                     , Eastern time, on                     , 2011.

You also may attend the special meeting and vote your shares in person by written ballot.

If your shares are held in “street name,” you should follow the directions your broker or other intermediary provides in order to ensure that your shares are voted at the special meeting.

Your proxy card will instruct the persons named on the proxy card to vote your shares at the special meeting as you direct. If you submit a properly executed proxy and do not indicate how you want to vote, your proxy will be voted:

•	“FOR” adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement;

•

“FOR” approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger; and

•

“FOR” approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

Q:	May I change my vote after I have submitted my proxy?

A:	You may change your vote at any time before your proxy is voted at the special meeting. If your shares of PAETEC common stock are registered in your own name, you may revoke your proxy in one of the following ways:

•

by delivering to PAETEC Holding Corp., 600 Willowbrook Office Park, Fairport, New York 14450, Attn: Mary O’Connell, Secretary, a written notice revoking your proxy that bears a date later than the date of the proxy that you are revoking and that is received before the special meeting;

•	by submitting another proxy card bearing a later date and mailing it so that it is received before the special meeting;

•	by submitting another proxy using the Internet or telephone voting procedures; or

•

by attending the special meeting and voting in person, although simply attending the meeting will not revoke your proxy, as you must deliver a notice of revocation or vote at the special meeting in order to revoke a prior proxy.

Your last vote is the vote that will be counted.

If you have instructed a broker or other intermediary to vote your shares, you must follow the directions you receive from your broker or other intermediary to change your vote.

Q:	Should I send in my stock certificates with my proxy card?

A:	No. After the merger is completed, you will receive a letter of transmittal with instructions for the surrender of your PAETEC common stock certificates. Please do not send in your stock certificates with your proxy card.

Q:	Why am I being asked to cast an advisory (nonbinding) vote to approve compensation that certain PAETEC executive officers may receive in connection with the merger?

A:	The Securities and Exchange Commission (the “SEC”) recently adopted rules that require some public companies to seek an advisory (nonbinding) vote with respect to certain payments, which are commonly referred to as “golden parachute” compensation, that will be made in transactions such as the merger. These rules require us to seek such an advisory vote regarding certain payments PAETEC’s named executive officers may receive in connection with the merger.

Q:	Under what arrangements would “golden parachute” compensation be payable?

A:	Such compensation would be payable under PAETEC’s existing confidentiality, non-solicitation, non-competition and severance agreements with its executive officers as well as under PAETEC’s stockholder-approved equity compensation plans.

Q:	What will happen if stockholders do not approve the “golden parachute” compensation at the special meeting?

A:	Approval of the “golden parachute” compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger is not a condition to completion of the merger. The vote with respect to such compensation is an advisory vote and will not be binding on PAETEC. Therefore, if the merger agreement is adopted by the stockholders and the merger is completed, the “golden parachute” compensation payable to PAETEC’s named executive officers will still be paid regardless of the outcome of this advisory vote.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact PAETEC’s proxy solicitor, Morrow & Co., LLC, toll free at: (800) 276-3011.

Q:	Where can I find more information about PAETEC and Windstream?

A:	You can find more information about PAETEC and Windstream from various sources described under the heading “Where You Can Find More Information” on page 203.

SUMMARY

This summary highlights certain information from this proxy statement/prospectus. It does not contain all of the information that is important to you. You should read carefully the entire proxy statement/prospectus and the additional documents referred to in it to understand fully the merger agreement and the merger. See “Where You Can Find More Information” beginning on page 203 for information on how you can view documents incorporated by reference into this proxy statement/prospectus. The parenthetical page references included below direct you to a more complete description of the topics presented in this summary.

The Companies (See Page 43)

Windstream (See Page 43)

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212

Telephone: (501) 748-7000

Windstream, a Delaware corporation, is a leading communications and technology solutions provider, delivering complex data, high-speed Internet, voice and transport services to customers with operations throughout the United States and the District of Columbia. Windstream’s business solutions include IP-based voice and data services, multiprotocol label switching networking, data center and managed services, hosting services and communications systems. Windstream provides high-speed Internet, voice, and digital television services to residential customers in 29 states. Windstream delivers its services over an extensive local and long-haul fiber network, which it also uses to provide wholesale services to other carriers.

As of June 30, 2011, Windstream served approximately 3.3 million access lines and 1.3 million high-speed Internet customers, and operated approximately 60,000 fiber route miles.

Windstream’s telecommunications services are offered in the following 29 states: Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia and Wisconsin.

Merger Sub (See Page 44)

Peach Merger Sub, Inc.

4001 Rodney Parham Road

Little Rock, Arkansas 72212

Telephone: (501) 748-7000

Merger Sub is a Delaware corporation and a direct, wholly-owned subsidiary of Windstream. Merger Sub was organized on July 27, 2011 solely for the purpose of effecting the merger with PAETEC. It has not carried on any activities other than in connection with the merger agreement.

PAETEC (See Page 44)

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

Telephone: (585) 340-2500

PAETEC, a Delaware corporation, is a competitive broadband communications services and solutions provider guided by the principle that delivering superior customer service is the key to competing successfully with other communications services providers. PAETEC’s primary business is providing business end-user customers in metropolitan areas with a package of integrated broadband communications services that encompasses data services, including Internet access services and virtual private network services, and voice services, including local telephone services and domestic and international long distance services. As of June 30, 2011, PAETEC provided services in 48 states and the District of Columbia for approximately 53,000 business customers in a service area encompassing 86 of the country’s top 100 metropolitan statistical areas.

The Merger (See Page 54)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Merger Sub will be merged with and into PAETEC. PAETEC will survive the merger as a direct, wholly-owned subsidiary of Windstream.

The Merger Agreement (See Page 117)

A copy of the merger agreement, which is incorporated by reference herein in its entirety, is attached to this proxy statement/prospectus as Annex A. Windstream and PAETEC urge you to read the merger agreement in its entirety.

Merger Consideration (See Page 117)

In the merger, each PAETEC stockholder will be entitled to receive 0.460 shares of Windstream common stock for each share of PAETEC common stock outstanding immediately before the effective time of the merger (the “exchange ratio”), with cash paid in lieu of fractional shares of Windstream common stock. The Windstream common stock payable in the merger is referred to as the “merger consideration” in this proxy statement/prospectus.

The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Windstream or PAETEC. Accordingly, the value of the consideration payable to PAETEC stockholders in the merger will fluctuate between the date of this proxy statement/prospectus and the completion of the merger in accordance with changes in the market value of Windstream’s common stock. Based on the closing price of Windstream common stock as reported on NASDAQ on                     , 2011, the latest practicable trading date before the printing of this proxy statement/prospectus, the merger consideration represented approximately $         in value for each share of PAETEC common stock.

Stock Options, Restricted Stock Units and Warrants (See Page 119)

The merger agreement provides for the assumption and conversion of outstanding PAETEC equity compensation awards (which consist of stock options, restricted stock units and warrants) and certain PAETEC non-compensatory warrants into Windstream stock options, restricted stock units and warrants. The number of Windstream restricted stock units into which each PAETEC restricted stock unit will be converted and the number of shares of Windstream common stock issuable upon the exercise of each converted stock option and warrant will, in each case, be based on the same 0.460 exchange ratio used in calculating the merger consideration.

Record Date (See Page 50)

The close of business on                     , 2011 is the record date for determining if you are entitled to vote at the PAETEC special meeting. On that date, there were                 shares of PAETEC common stock outstanding.

The Special Meeting (See Page 45)

The PAETEC special meeting will take place at                                                                                                                                    , on                     , 2011, at                     , local time. At the special meeting, the holders of PAETEC common stock will be asked to vote upon the following three proposals:

•	adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement;

•

approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger; and

•

approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

Required Vote (See Page 45)

Each share of PAETEC common stock is entitled to one vote at the special meeting. The holders of a majority of the shares of PAETEC common stock issued and outstanding and entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum at the special meeting. Abstentions and any broker non-votes will be counted for purposes of determining the presence of a quorum at the special meeting.

Adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement will require the affirmative vote of the holders of a majority of the shares of PAETEC common stock outstanding as of the record date for the special meeting.

Approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger will require the affirmative vote of the holders of a majority of the shares of PAETEC common stock present in person or represented by proxy at the special meeting and entitled to vote on this proposal.

Approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, will require the affirmative vote of the holders of a majority of the shares of PAETEC common stock present in person or represented by proxy at the special meeting and entitled to vote on this proposal.

An abstention from voting on any proposal will have the same effect as a vote against the proposal. Broker non-votes will have the same effect as a vote against adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, but will not affect the outcome of the vote on the other two proposals.

PAETEC Security Ownership of Management and Certain Beneficial Owners (See Page 46)

On the record date for the PAETEC special meeting, directors and executive officers of PAETEC beneficially owned and had the right to vote                 shares of PAETEC common stock entitling them to cast approximately     % of the number of votes entitled to be cast at the special meeting.

Voting Agreement (See Page 50)

Certain directors and executive officers of PAETEC, who collectively beneficially owned approximately     % of the outstanding PAETEC common stock as of the record date for the PAETEC special meeting, have signed a voting agreement committing them to vote any shares held by them in favor of adoption of the merger agreement and against any alternative proposal or any other action which is reasonably likely to adversely affect or interfere with the consummation of the transactions contemplated by the merger agreement. A copy of the form of this voting agreement is attached to this proxy statement/prospectus as Annex B.

Recommendation of the PAETEC Board; PAETEC’s Reasons for the Merger (See Page 63)

PAETEC’s board of directors unanimously recommends that you vote:

•	“FOR” adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement;

•

“FOR” approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger; and

•

“FOR” approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

In connection with its decision to recommend that you vote “FOR” adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, the PAETEC board of directors unanimously approved the merger agreement and unanimously determined that the merger agreement and the merger are advisable, fair to and in the best interests of PAETEC and its stockholders. PAETEC’s board of directors considered a number of factors that are described in “The Merger—Recommendation of the PAETEC Board; PAETEC’s Reasons for the Merger” beginning on page 63.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (See Page 68)

In connection with the merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), one of PAETEC’s financial advisors, delivered to PAETEC’s board of directors a written opinion, dated July 31, 2011, as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio to the holders of PAETEC common stock. The full text of the written opinion, dated July 31, 2011, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this document and is incorporated by reference herein in its entirety. PAETEC encourages its stockholders to read the full text of the BofA Merrill Lynch opinion. BofA Merrill Lynch provided its opinion to PAETEC’s board of directors (in its capacity as such) for the benefit and use of PAETEC’s board of directors in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to PAETEC or in which PAETEC might engage or as to the underlying business decision of PAETEC to proceed with or effect the merger. BofA Merrill Lynch’s opinion does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger or any related matter.

Opinion of Deutsche Bank Securities Inc. (See Page 78)

Deutsche Bank Securities Inc. (“Deutsche Bank”) also acted as a financial advisor to the PAETEC board of directors in connection with the merger. The PAETEC board of directors requested that Deutsche Bank, in its role as financial advisor, evaluate the fairness, from a financial point of view, of the exchange ratio to the holders of PAETEC common stock. On July 31, 2011, Deutsche Bank delivered its opinion to the PAETEC board of directors to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken as set forth in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of PAETEC common stock.

The full text of Deutsche Bank’s opinion, dated July 31, 2011, which sets forth the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in rendering its opinion, is attached as Annex D to this proxy statement/prospectus. PAETEC encourages the holders of PAETEC common stock to read the Deutsche Bank opinion in its entirety. Deutsche Bank provided its opinion for the information and assistance of the PAETEC board of directors in connection with its consideration of the merger. The Deutsche Bank opinion did not address any other aspect of the merger and Deutsche Bank expressed no opinion as to the merits of the underlying decision by PAETEC to engage in the merger or the relative merits of the merger as compared to any alternative business strategies or other transactions that may be available to PAETEC, and Deutsche Bank expressed no opinion or recommendation as to how any holder of PAETEC common stock should vote with respect to the merger. All summaries of the opinion of Deutsche Bank set forth in this proxy statement/prospectus are qualified in their entirety by reference to the full text of such opinion.

Opinion of Houlihan Lokey Financial Advisors, Inc. (See Page 88)

On July 31, 2011, Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) rendered an oral opinion to the PAETEC board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated July 31, 2011), as to the fairness, from a financial point of view, of the consideration to be received by the holders of PAETEC common stock in the merger, as of July 31, 2011, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the PAETEC board of directors and only addressed the fairness from a financial point of view of the consideration to be received by the holders of PAETEC common stock in the merger and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. PAETEC encourages its stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the PAETEC board of directors, any PAETEC stockholders or any other party as to how to act or vote with respect to the merger agreement or related matters.

Interests of PAETEC’s Directors and Executive Officers in the Merger (See Page 98)

PAETEC’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests generally of PAETEC’s stockholders. Such interests include receipt of the following types of payments and benefits that are triggered by or otherwise relate to the merger:

•	cash payments and other benefits under executive officer severance agreements;

•	accelerated vesting of executive officer and director equity awards;

•	the assumption by Windstream of a non-compensatory warrant to purchase common stock;

•	the provision of indemnification and insurance arrangements pursuant to the merger agreement; and

•	related benefits.

For information about these and other interests, see “The Merger—Interests of PAETEC’s Directors and Executive Officers in the Merger” beginning on page 98.

Windstream’s Reasons for the Merger (See Page 106)

Windstream’s board of directors has unanimously approved and adopted the merger agreement. In evaluating the merger, Windstream’s board of directors consulted with Windstream’s management, as well as with Windstream’s legal and financial advisors, and, in reaching its conclusions, Windstream’s board of directors considered several material factors that are described in “The Merger—Windstream’s Reasons for the Merger” beginning on page 106.

Conditions to the Merger (See Page 131)

As more fully described in this document and in the merger agreement, the completion of the merger is conditioned on the satisfaction or, where legally permissible, waiver of a number of conditions, including, among others:

•	receipt of the requisite approval of PAETEC stockholders;

•	the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”);

•

the receipt of required regulatory approvals from the Federal Communications Commission (the “FCC”) and from the public service commissions in the states of Arizona, California, Colorado, Delaware, Georgia, Hawaii, Indiana, Louisiana, Maryland, Minnesota, Mississippi, New Jersey, New York, Ohio, Pennsylvania, Texas, Utah, Virginia and West Virginia (collectively, the “PSCs”), including energy business-related approvals from PSCs in New York, Ohio and Pennsylvania;

•	the absence of any law, regulation, order or injunction prohibiting the merger; and

•	the receipt by each company of legal opinions regarding the qualification of the merger as a tax-free reorganization for United States federal income tax purposes.

Each party’s obligation to complete the merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party (generally subject to a material adverse effect standard), material compliance by the other party with its obligations under the merger agreement, and the absence of a material adverse effect related to the other party.

Neither Windstream nor PAETEC can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

The completion of the merger is not conditioned on Windstream obtaining financing of any kind. Approval of the “golden parachute” compensation in the advisory (nonbinding) vote described in this proxy statement/prospectus is not a condition to completion of the merger.

Restrictions on Solicitation (See Page 126)

The merger agreement contains restrictions on PAETEC’s ability to solicit or engage in discussions or negotiations with a third party with respect to a proposal to acquire a significant interest in PAETEC’s equity or assets. Notwithstanding these restrictions, before PAETEC stockholders adopt the merger agreement, the merger agreement provides that, under specified circumstances, if PAETEC receives a proposal from a third party to acquire a significant interest in the company that PAETEC’s board of directors determines in good faith is, or may reasonably be expected to lead to a proposal that is, superior to the merger, PAETEC may furnish information to, and engage in negotiations regarding a transaction with, such third party. PAETEC’s board of directors may withdraw, modify or change its approval or recommendation of the merger agreement or the merger, and, as described below under “—Termination,” PAETEC may terminate the merger agreement if PAETEC has received a proposal that its board of directors determines in good faith to be superior to the merger and certain other conditions are met, including PAETEC’s provision to Windstream of notice of such a proposal and an opportunity to revise the terms of the merger agreement.

Termination (See Page 132)

Windstream and PAETEC may mutually agree to terminate the merger agreement before completing the merger, even after PAETEC stockholders have adopted the merger agreement.

In addition, either Windstream or PAETEC may decide to terminate the merger agreement if:

•

a governmental entity of competent jurisdiction has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such order, decree, ruling or other action shall have become final and non-appealable;

•	PAETEC stockholders fail to adopt the merger agreement at the special meeting or at any adjournment, postponement or continuation thereof;

•	subject to certain restrictions, the other party is in breach of the merger agreement; or

•

subject to certain restrictions, the merger is not completed by January 31, 2012 (which date will be automatically extended to March 30, 2012, if the merger has not occurred because of the failure to obtain approval from one or more regulatory authorities).

Windstream also may terminate the merger agreement at any time prior to the adoption of the merger agreement by PAETEC’s stockholders if PAETEC, the PAETEC board of directors or any committee thereof, for any reason, shall have withdrawn or modified, or publicly proposed to withdraw or modify, the recommendation of the PAETEC board of directors that PAETEC’s stockholders vote in favor of adoption of the merger agreement at the special meeting in a manner adverse to Windstream, or shall have approved, endorsed or recommended, or publicly proposed to approve or recommend, any alternative transaction. PAETEC also may terminate the merger agreement at any time prior to adoption of the merger agreement by PAETEC’s stockholders if:

•	PAETEC receives an alternative transaction proposal that PAETEC’s board of directors determines in accordance with the merger agreement constitutes a superior proposal;

•	PAETEC’s board of directors authorizes PAETEC, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning such superior proposal;

•	PAETEC has complied with its non-solicitation obligations under the merger agreement; and

•	prior to such termination, PAETEC pays to Windstream a termination fee of $40 million.

Termination Fee (See Page 133)

The merger agreement provides that, upon termination of the merger agreement under certain circumstances, including the circumstances described in the immediately preceding paragraph under “—Termination,” PAETEC will be obligated to pay Windstream a termination fee of $40 million. Upon termination of the merger agreement under certain circumstances, PAETEC may be required to reimburse Windstream for up to $15 million of Windstream’s fees and expenses, whether or not the $40 million termination fee later becomes payable. Any such payment by PAETEC of Windstream’s fees and expenses will be credited towards any subsequent payment by PAETEC of the termination fee. See “The Merger Agreement—Termination Fee” beginning on page 133 for a discussion of the circumstances under which a termination fee will be required to be paid or PAETEC will be required to reimburse Windstream for its fees and expenses.

Material United States Federal Income Tax Consequences (See Page 113)

It is expected that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and the completion of the merger is conditioned on the receipt by each of Windstream and PAETEC of opinions from their respective counsel to the effect that the merger will qualify as such a tax-free reorganization. Assuming that the merger qualifies as such a reorganization, United States holders of PAETEC common stock generally will not be subject to United States federal income taxes as a result of the exchange of their shares of PAETEC common stock for Windstream common stock except with respect to any cash received in lieu of fractional shares of Windstream common stock.

Tax matters are very complicated, and the tax consequences of the merger for a particular stockholder of PAETEC will depend on the facts and circumstances of the stockholder’s own situation. For a description of certain material United States federal income tax consequences of the merger, see the information set forth in “The Merger—Material United States Federal Income Tax Consequences” beginning on page 113. Windstream and PAETEC also urge each stockholder of PAETEC to consult the stockholder’s tax advisor for a full understanding of the tax consequences of the merger.

Comparison of Rights of Common Stockholders of Windstream and Common Stockholders of PAETEC (See Page 141)

After the merger, PAETEC stockholders will become Windstream stockholders and their rights as stockholders will be governed by the certificate of incorporation and bylaws of Windstream as well as by the DGCL. There are a number of differences between the certificate of incorporation and bylaws of Windstream and the certificate of incorporation and bylaws of PAETEC. These differences are summarized under the heading “Comparison of Rights of Common Stockholders of Windstream and Common Stockholders of PAETEC.”

Appraisal Rights (See Page 146)

Under Delaware law, record holders of PAETEC common stock are not entitled to appraisal rights or dissenters’ rights in connection with the merger.

Litigation (See Page 107)

On August 8, 2011, a purported stockholder of PAETEC filed a complaint styled as a class action lawsuit in the Court of Chancery of the State of Delaware. On August 9, 2011, a purported stockholder of PAETEC filed a similarly styled complaint in the Supreme Court of the State of New York, Monroe County. These complaints allege, among other things, that the board of directors of PAETEC conducted an unfair sales process resulting in an unfair merger price. They assert that PAETEC’s board members breached their fiduciary duties in agreeing to the merger and that Windstream aided and abetted in the breaches of fiduciary duties. The lawsuits seek to enjoin the merger and seek unspecified monetary damages.

PAETEC and Windstream believe these lawsuits are without merit and plan to vigorously defend against such claims.

Comparative Market Price Information (See Page 27)

Windstream common stock is currently listed on the NASDAQ under the trading symbol “WIN.” PAETEC common stock is listed on the NASDAQ under the trading symbol “PAET.” On July 29, 2011, the last full trading day prior to the public announcement of the execution of the merger agreement, the closing price of PAETEC common stock was $4.42 per share and the closing price of Windstream common stock was $12.21 per share. On                     , 2011, the latest practicable date prior to the printing of this proxy statement/prospectus, the closing price of PAETEC common stock was $         per share and the closing price of Windstream common stock was $         per share. Windstream and PAETEC urge you to obtain current market quotations for the Windstream common stock and the PAETEC common stock before making a decision with respect to the merger.

Listing and Trading of Windstream Common Stock (See Page 115)

Shares of Windstream common stock received by PAETEC stockholders pursuant to the merger will be listed on the NASDAQ. After completion of the merger, shares of Windstream common stock will continue to be traded on the NASDAQ, but shares of PAETEC common stock will no longer be listed or traded.

Regulatory Matters (See Page 115)

Completion of the merger is conditioned upon the receipt of approvals from the FCC and the PSCs. Pursuant to the merger agreement, Windstream and PAETEC filed the applications required for the transfer of control of the relevant franchises, licenses and similar instruments issued under the rules and regulations of the FCC on August 23, 2011 and jointly filed applications seeking requisite PSC approvals on or before August 19, 2011.

In addition, as a condition to the merger, the HSR Act requires PAETEC and Windstream to comply with the HSR Act’s notification and waiting period. The HSR Act provides for an initial 30-calendar-day waiting period following the necessary filings by the parties to the merger, which were completed on August 11, 2011 by the filing of notification and report forms with the U.S. Department of Justice (“DOJ”) and the U.S. Federal Trade Commission (“FTC”). On August 29, 2011, the DOJ and the FTC granted early termination of the waiting period under the HSR Act.

Dividend Practices (See Page 145)

Windstream’s board of directors has adopted a current dividend practice for the payment of quarterly cash dividends at a rate of $0.25 per share of Windstream’s common stock. This practice can be changed at any time at the discretion of Windstream’s board of directors and Windstream’s common stockholders have no contractual or other legal right to dividends.

PAETEC has not historically declared and paid regular quarterly dividends to its stockholders.

Selected Summary Historical Financial Data

Windstream and PAETEC are providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements of Windstream and the related notes contained in the annual and quarterly reports and other information that Windstream has previously filed with the SEC and which are incorporated herein by reference and the historical consolidated financial statements of PAETEC and the related notes that are included in this proxy statement/prospectus under “Consolidated Financial Statements of PAETEC” beginning on page F-1. See “Where You Can Find More Information” beginning on page 203 for how you can view copies of Windstream’s incorporated information.

Historical results are not necessarily indicative of the results to be expected for any future period.

Selected Summary Historical Consolidated Financial Data of Windstream

The summary below sets forth historical financial data for Windstream. The data should be read in conjunction with Windstream’s audited consolidated historical financial statements and related notes included in Windstream’s Annual Report on Form 10-K for the year ended December 31, 2010 and Windstream’s unaudited consolidated historical financial statements and related notes included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. See “Where You Can Find More Information” beginning on page 203 for information on how you can view Windstream’s incorporated reports. The summary financial data as of June 30, 2010 and June 30, 2011 and for the six months ended June 30, 2010 and 2011 are unaudited, but include, in the opinion of Windstream’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Windstream’s historical results are not necessarily indicative of its results for any future period.

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
(Millions, except per share amounts)	Unaudited	Unaudited
Revenues and sales	$2,053.5	$1,765.2	$3,712.0	$2,996.6	$3,171.5	$3,245.9	$3,033.3

Operating income	575.2	501.0	1,030.3	956.9	1,132.4	1,149.9	898.8
Other income (expense), net	(0.6)	(1.2)	(3.5)	(1.1)	2.1	11.1	8.7
Gain on sale of directory publishing business and other assets	—	—	—	—	—	451.3	—
Loss on extinguishment of debt	(103.9)	—	—	—	—	—	(7.9)
Intercompany interest income	—	—	—	—	—	—	31.9
Interest expense	(282.9)	(246.6)	(521.7)	(410.2)	(416.4)	(444.4)	(209.6)

Income from continuing operations before income taxes	187.8	253.2	505.1	545.6	718.1	1,167.9	721.9
Income taxes	71.1	100.1	194.4	211.1	283.2	251.5	276.3

Income from continuing operations	116.7	153.1	310.7	334.5	434.9	916.4	445.6

Discontinued operations, including tax expense of $10.6 and $0.5, respectively	—	—	—	—	(22.2)	0.7	—
Income before extraordinary item and cumulative effect of accounting change	116.7	153.1	310.7	334.5	412.7	917.1	445.6
Extraordinary item, net of income taxes	—	—	—	—	—	—	99.7
Net Income	$116.7	$153.1	$310.7	$334.5	$412.7	$917.1	$545.3

Basic and diluted earnings (loss) per share:
Income from continuing operations	0.23	0.33	0.66	0.76	0.98	1.93	1.02
Loss from discontinued operations	—	—	—	—	(0.05)	—	—
Extraordinary item	—	—	—	—	—	—	0.23

Net income	$0.23	$0.33	$0.66	$0.76	$0.93	$1.93	$1.25

Dividends declared per common share	0.50	0.50	1.00	1.00	1.00	1.00	0.45

Balance sheet data
Total assets	$11,329.2	$10,087.2	$11,353.7	$9,145.4	$8,009.3	8,241.2	8,030.7
Total long-term debt (including current maturities)	$7,367.2	$6,592.1	$7,325.8	$6,295.2	$5,382.5	$5,355.5	$5,488.4
Total equity	$800.4	$641.8	$830.6	$260.7	$252.3	$699.8	$469.8

Notes to Selected Summary Historical Consolidated Financial Information of Windstream:

Explanations for significant events affecting Windstream’s historical operating trends during the periods January 1, 2008 through June 30, 2011 are provided in Management’s Discussion and Analysis of Results of Operations and Financial Condition in Windstream’s Annual Report on Form 10-K for the year ended December 31, 2010 and Windstream’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which are incorporated herein by reference.

During 2007, Windstream incurred $4.6 million in restructuring costs from a workforce reduction plan and the announced realignment of its business operations and customer service functions intended to improve overall support to its customers. Of these charges, $4.1 million was paid in cash during the year. In addition, Windstream incurred $3.7 million in transaction costs to complete the split-off of its directory publishing business and incurred approximately $1.3 million in rebranding costs associated with the acquisition of CT Communications, Inc.

During 2006, Windstream incurred $27.6 million of incremental costs, principally consisting of rebranding costs, audit and legal fees, system conversion costs and employee related costs, related to the spin-off from Alltel Corporation and merger with Valor Communications Group, Inc. Windstream also incurred $10.6 million in restructuring charges, which consisted of severance and employee benefit costs related to a planned workforce reduction. In addition, Windstream incurred $11.2 million in investment banking, audit and legal fees associated with the announced split-off of its directory publishing business. These restructuring charges decreased net income by $36.0 million, giving effect to items not deductible for tax purposes. Effective January 1, 2006, Windstream prospectively reduced depreciation rates for its operations in Pennsylvania. In the second quarter of 2006, Windstream prospectively reduced depreciation rates for its operations in Alabama and North Carolina, and in the fourth quarter of 2006 it prospectively reduced depreciation rates for its operations in Arkansas and in one of its operating subsidiaries in Texas. The depreciable lives were lengthened to reflect the estimated remaining useful lives of the wireline plant based on Windstream’s expected future network utilization and capital expenditure levels required to provide service to its customers. The effects of this change during the year ended December 31, 2006 resulted in a decrease in depreciation expense of $30.1 million and an increase in net income of $18.6 million.

Selected Summary Historical Consolidated Financial and Operating Data of PAETEC

The selected consolidated statements of operations data, consolidated balance sheet data, other financial data and operating data reflect the financial results of PAETEC Corp., as predecessor to PAETEC Holding Corp., and PAETEC Corp.’s wholly-owned subsidiaries. After February 28, 2007, the date of completion of the merger transaction with US LEC Corp. (“US LEC”), the accompanying selected data include the accounts of PAETEC Holding Corp. and its wholly-owned subsidiaries, including PAETEC Corp. and PAETEC Corp.’s wholly-owned subsidiaries and US LEC and US LEC’s wholly-owned subsidiaries. After February 8, 2008, the date of completion of the merger transaction with McLeodUSA Incorporated (“McLeodUSA”), the accompanying selected data include the foregoing accounts as well as the accounts of McLeodUSA and McLeodUSA’s wholly-owned subsidiaries. As of December 6, 2010, the date of completion of the merger transaction with Cavalier Telephone Corporation (“Cavalier”), the accompanying selected data include the foregoing accounts as well as the accounts of Cavalier and Cavalier’s wholly-owned subsidiaries.

The following tables show the selected consolidated statements of operations data, consolidated balance sheet data, other financial data and operating data of PAETEC Corp. as of and for the year ended December 31, 2006 and of PAETEC Holding Corp. as of and for the years ended December 31, 2007, 2008, 2009 and 2010. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from PAETEC’s audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), as included under “Consolidated Financial Statements of PAETEC” beginning on page F-1. The selected consolidated statements of operations data and other financial data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from PAETEC’s audited consolidated financial statements prepared in accordance with GAAP, which are not included in this proxy statement/prospectus. The summary financial data as of June 30, 2010 and June 30, 2011 and for the six months ended June 30, 2010 and 2011 are unaudited, but include, in the opinion of PAETEC’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. PAETEC’s historical results are not necessarily indicative of its results for any future period.

You should read the data set forth below together with the section entitled “Information About PAETEC—Management’s Discussion and Analysis of Financial Condition and Results of Operations” and PAETEC’s consolidated financial statements and the related notes thereto included under “Consolidated Financial Statements of PAETEC” beginning on page F-1.

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010(1)	2009	2008(2)	2007(3)	2006
	Unaudited	Unaudited
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Network services revenue	$753,275	$620,716	$1,245,157	$1,258,489	$1,237,668	$855,833	$460,347
Carrier services revenue	167,872	126,131	262,749	260,023	271,279	144,924	88,284
Integrated solutions revenue	81,421	39,304	115,910	61,675	61,433	40,256	37,671

Total revenue	1,002,568	786,151	1,623,816	1,580,187	1,570,380	1,041,013	586,302
Cost of sales (exclusive of operating items shown separately below)	471,989	389,533	808,892	782,389	781,347	491,684	282,169
Selling, general and administrative expenses (exclusive of operating items shown separately below and inclusive of stock-based compensation)	345,979	271,063	559,673	559,541	572,180	373,715	219,516
Leveraged recapitalization related costs	—	—	—	—	—	—	15,153
Litigation settlement	—	—	—	—	—	—	1,500
Acquisition, integration and separation costs	5,899	—	14,124	—	12,700	3,665	—
Impairment charge	—	—	—	—	355,000	—	—
Sales and use tax settlement	—	—	—	(7,221)	—	—	—
Depreciation and amortization	129,071	94,612	196,543	184,588	174,251	75,237	34,618

Income (loss) from operations	49,630	30,943	44,584	60,890	(325,098)	96,712	33,346
Debt extinguishment and related costs	—	4,423	7,382	17,891	—	14,558	5,081
Other income, net	(222)	(262)	(392)	(1,107)	(663)	(4,784)	(4,509)
Interest expense	69,770	44,637	96,339	74,149	73,663	68,373	27,319
Change in fair value of Series A convertible redeemable preferred stock conversion right	—	—	—	—	—	—	(10,778)

(Loss) income before income taxes	(19,918)	(17,855)	(58,745)	(30,043)	(398,098)	18,565	16,233
Provision for (benefit from) income taxes	1,450	(789)	(1,004)	(1,354)	89,797	8,037	8,430

Net (Loss) income	$(21,368)	$(17,066)	$(57,741)	$(28,689)	$(487,895)	$10,528	$7,803

(Loss) income allocated to common stockholders(4)	$(21,368)	$(17,066)	$(57,741)	$(28,689)	$(487,895)	$10,528	$(33,155)

Basic net (loss) income per common share—(4)	$(0.15)	$(0.12)	$(0.40)	$(0.20)	$(3.48)	$0.12	$(1.05)

Diluted net (loss) income per common share—(4)(5)	$(0.15)	$(0.12)	$(0.40)	$(0.20)	$(3.48)	$0.10	$(1.05)

	As of June 30,	As of December 31,
	2011	2010(1)	2009	2008(2)	2007(3)	2006
	Unaudited
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$102,632	$95,533	$152,888	$164,528	$112,601	$46,885
Property and equipment, net	876,081	860,782	619,048	638,941	312,032	167,566
Total assets	2,099,141	2,007,938	1,457,580	1,496,520	1,166,356	379,740
Long-term debt and capital lease obligations (including current portion and net of debt discount)	1,521,806	1,448,089	926,057	930,833	795,557	373,786

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010(1)	2009	2008(2)	2007(3)	2006
	Unaudited	Unaudited
				(in thousands)
Other Financial Data:
Net cash provided by (used in) financing activities	64,308	14,063	438,771	(44,061)	127,767	290,275	(8,202)
Net cash provided by operating activities	112,453	44,749	125,768	152,169	152,131	113,116	53,555
Net cash used in investing activities	(169,662)	(88,031)	(621,894)	(119,748)	(227,971)	(337,675)	(47,862)
Adjusted EBITDA(6)	189,945	130,652	264,931	256,933	237,725	196,178	91,798

	As of June 30,		As of December 31,
	2011	2010	2010(1)	2009	2008(2)	2007(3)	2006
Operating Data:
Geographic markets served(7)	86	84	86	84	80	53	29
Number of switches deployed(8)	166	122	166	122	118	65	13
Total employees	4,919	3,762	4,639	3,693	3,685	2,432	1,312

(1)	Includes results of Cavalier as of the Cavalier merger closing date of December 6, 2010.
(2)	Includes results of McLeodUSA after the McLeodUSA merger closing date of February 8, 2008.
(3)	Includes results of US LEC after the US LEC merger closing date of February 28, 2007.
(4)	Basic and diluted net (loss) income per common share for the year ended December 31, 2006 was calculated using the “two-class” method in accordance with Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share, by dividing undistributed (loss) income allocated to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period, after giving effect to the participating security, which was PAETEC Corp.’s convertible redeemable preferred stock that was outstanding during the period. During the second quarter of 2006, as part of a leveraged recapitalization, PAETEC Corp. converted or repurchased all of its outstanding preferred stock. At and after June 30, 2006, there were no participating securities outstanding and, therefore, the “two-class” method of calculating basic and diluted (loss) income per share does not apply to those periods.
(5)	Potential common shares, which under the treasury stock method consist of stock options, warrants, and restricted stock units, and preferred stock assuming the full conversion of such preferred stock, are excluded from the diluted net loss per common share calculations for the years ended December 31, 2006, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 because the effect of their inclusion would have been anti-dilutive. At December 31, 2006, and thereafter, there were no shares of convertible redeemable preferred stock outstanding.

(6)	Adjusted EBITDA is not a financial measurement prepared in accordance with GAAP. See “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Adjusted EBITDA Presentation” under “Information About PAETEC” for PAETEC’s reasons for including adjusted EBITDA data in this proxy statement/prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of adjusted EBITDA to net (loss) income, as net (loss) income is calculated in accordance with GAAP:

	Six Months Ended June 30,		Year Ended December 31,
	2011	2010	2010(1)	2009	2008(2)	2007(3)	2006
	(in thousands)
Net (loss) income	$(21,368)	$(17,066)	$(57,741)	$(28,689)	$(487,895)	$10,528	$7,803
Add back non-EBITDA items included in net (loss) income:
Depreciation and amortization	129,071	94,612	196,543	184,588	174,251	75,237	34,618
Interest expense, net of interest income	69,657	44,417	95,911	73,188	71,857	63,607	24,995
Provision for (benefit from) income taxes	1,450	(789)	(1,004)	(1,354)	89,797	8,037	8,430

EBITDA	178,810	121,174	233,709	227,733	(151,990)	157,409	75,846
Stock-based compensation	5,318	5,055	9,716	18,772	22,015	20,546	6,496
Leveraged recapitalization related costs	—	—	—	—	—	—	15,153
Change in fair value of Series A convertible redeemable preferred stock conversion right	—	—	—	—	—	—	(10,778)
Debt extinguishment and related costs	—	4,423	7,382	17,891	—	14,558	5,081
Acquisition, integration and separation costs	5,899	—	14,124	—	12,700	3,665	—
Impairment charge	—	—	—	—	355,000	—	—
Sales and use tax settlement	—	—	—	(7,221)	—	—	—
Gain on non-monetary transaction	(82)	—	—	(242)	—	—	—

Adjusted EBITDA	$189,945	$130,652	$264,931	$256,933	$237,725	$196,178	$91,798

(7)	Each market represents a geographic area within one of the top 100 U.S. metropolitan statistical areas in which PAETEC offers its network services.
(8)	Switches are computers that connect customers to PAETEC’s network and transmit voice and data communications over the network.

Unaudited Pro Forma Condensed Combined Financial Information of PAETEC

The following unaudited pro forma condensed combined statement of operations of PAETEC has been prepared to reflect:

•	the effect of PAETEC’s $300 million senior secured notes offering and related debt refinancing completed on January 12, 2010;

•

the effect of PAETEC’s $450 million senior notes offering completed on December 2, 2010 and the application of the proceeds therefrom, together with the cash on hand of PAETEC and Cavalier, to pay the merger consideration and other costs and expenses related to PAETEC’s acquisition of Cavalier by merger on December 6, 2010, including repayment of substantially all outstanding Cavalier indebtedness; and

•	PAETEC’s acquisition of Cavalier by merger on December 6, 2010.

You should read this unaudited pro forma condensed combined statement of operations in conjunction with the:

•	accompanying notes to the unaudited pro forma condensed combined statement of operations; and

•

separate audited historical consolidated financial statements of PAETEC as of and for the year ended December 31, 2010 and related notes included in this proxy statement/prospectus under “Consolidated Financial Statements of PAETEC” beginning on page F-1.

The historical financial information of PAETEC for the year ended December 31, 2010 presented in the unaudited pro forma condensed combined statement of operations is derived from the audited consolidated financial statements of PAETEC and the unaudited historical consolidated financial information of Cavalier for the period from January 1, 2010 through December 6, 2010, respectively, but does not include all disclosures required by GAAP.

The unaudited pro forma condensed combined statement of operations is provided for informational purposes only. The pro forma information is not necessarily indicative of what the combined companies’ results of operations actually would have been if the events set forth above had been completed at the date indicated. In addition, the unaudited pro forma condensed combined statement of operations does not purport to project the future financial position or operating results of PAETEC.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 combines the historical consolidated statements of operations for PAETEC and Cavalier to give effect to PAETEC’s acquisition of Cavalier, PAETEC’s $300 million senior secured notes offering completed on January 12, 2010, and PAETEC’s $450 million senior notes offering completed on December 2, 2010 and the application of the proceeds therefrom, together with PAETEC and Cavalier cash on hand, to pay the merger consideration and other costs and expenses related to PAETEC’s acquisition of Cavalier, including repayment of substantially all outstanding Cavalier indebtedness, as if they had occurred on January 1, 2010.

Issuance and Sale of 8 7/8% Senior Secured Notes. On January 12, 2010, PAETEC issued and sold $300 million in aggregate principal amount of 8 7/8% senior secured notes due 2017. PAETEC sold the senior secured notes at an offering price of 100.528% of their principal amount, plus accrued interest from December 31, 2009, and applied a portion of the proceeds of the offering to repay $240.2 million principal amount of term loans and $30.0 million principal amount of revolving loans outstanding under its senior secured credit facilities and to pay related fees and expenses. The $300 million of senior secured notes accrue interest at a rate of 8 7/8% per year. Interest is payable semi-annually in cash in arrears on June 30 and December 31 of each year. The 8 7/8% senior secured notes will mature on June 30, 2017.

The January 12, 2010 offering of PAETEC’s 8 7/8% senior secured notes and the use of the proceeds of such offering was accounted for under the guidance in ASC Topic 470, Debt, as an extinguishment. The historical condensed consolidated statement of operations for the year ended December 31, 2010 reflects $4.4 million of debt extinguishment and related costs recognized by PAETEC in connection with the January 12, 2010 issuance and sale of the $300 million of 8 7/8% senior secured notes and related repayment of loans outstanding under its senior secured credit facilities.

Issuance and Sale of 9 7/8% Senior Notes and Acquisition of Cavalier. On December 2, 2010, PAETEC Escrow Corporation (“PAETEC Escrow”), a wholly-owned subsidiary of PAETEC Holding Corp., issued and sold $450 million in aggregate principal amount of its 9 7/8% senior notes due 2018. On December 2, 2010, the gross proceeds of approximately $435 million received from the offering of the 9 7/8% senior notes were deposited into a segregated escrow account.

On December 6, 2010, PAETEC Holding completed its acquisition of Cavalier by merger. Upon the effectiveness of the merger and the satisfaction of other conditions, PAETEC Holding Corp. assumed PAETEC Escrow’s obligations and agreements in respect of the 9 7/8% senior notes and under the indenture governing such notes, and the escrow arrangements were terminated and the proceeds of the offering of the 9 7/8% senior notes were disbursed from the escrow account and used, together with cash on hand of PAETEC Holding and Cavalier, to pay the consideration and other costs and expenses related to the merger.

PAETEC’s acquisition of Cavalier by merger on December 6, 2010 was accounted for using the acquisition method in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase price allocation for the Cavalier merger is reflected in the historical consolidated balance sheet of PAETEC as of December 31, 2010, as included in this proxy statement/prospectus. In accordance with ASC 805, the purchase price of the Cavalier merger was allocated to the assets acquired and liabilities assumed based on their fair values as of the merger closing date, with the amounts exceeding the fair value of the assets acquired being recorded as goodwill.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 has been adjusted for the decreased depreciation expense resulting from the acquired property and equipment, as well as the increased amortization expense resulting from the acquired intangible assets.

This unaudited pro forma financial information is based on PAETEC management’s estimates of fair values of acquired property and equipment and intangible assets. Definitive allocations will be finalized based upon valuations and other studies that were performed following the closing date of the merger. Accordingly, the depreciation and amortization adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information and are subject to revision based on a final determination of fair value. Final determinations of fair value may differ materially from those presented. The unaudited pro forma condensed combined statement of operations also includes certain purchase accounting adjustments, including items expected to have a continuing impact on the combined results, such as interest expense on PAETEC’s $450 million offering of the 9 7/8% senior notes completed on December 2, 2010.

The unaudited pro forma condensed combined statement of operations does not include the effects of any revenue, cost or other operating efficiencies that may result from the Cavalier merger, nor does it reflect any other changes that might occur regarding the PAETEC and Cavalier combined portfolios of businesses.

The unaudited pro forma condensed consolidated statement of operations does not reflect any nonrecurring charges expected to result from the Cavalier merger, other than those actually realized and reflected in the historical consolidated statements of operations for PAETEC. The majority of nonrecurring charges resulting from the merger include employee termination, exit costs and other integration-related costs, as well as transaction costs such as investment banker, advisory, legal, and other professional fees.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

of PAETEC for the Year Ended December 31, 2010

(in thousands, except share and per share data)

	PAETEC Holding Historical(a)	8 7/8% Senior Secured Notes Pro Forma Adjustments		Subtotal	Cavalier Historical(b)	Cavalier Merger Pro Forma Adjustments and Pro Forma Adjustments for 9 7/8% Senior Notes		Pro Forma as Adjusted
Revenue	$1,623,816	$—		$1,623,816	$354,959	$(12,962	)(f)	$1,965,813
Cost of sales (exclusive of operating items shown separately below)	808,892	—		808,892	159,673	(12,962	)(f)	955,603
Selling, general and administrative expenses (exclusive of operating items shown separately below and inclusive of stock-based compensation)	559,673	—		559,673	112,901	—		672,574
Acquisition, integration and separation costs	14,124	—		14,124	12,683	(20,164	)(g)	6,643
Depreciation and amortization	196,543	—		196,543	46,421	20,294	(h)	263,258
Income from operations	44,584	—		44,584	23,281	(130)		67,735
Debt extinguishment and related costs	7,382	(4,423	)(c)	2,959	—	—		2,959
Other income, net	(392)	—		(392)	(74)	—		(466)
Interest expense	96,339	635	(d)	96,974	39,874	4,172	(i)	141,020

(Loss) income from continuing operations before income taxes	(58,745)	3,788		(54,957)	(16,519)	(4,302)		(75,778)
(Benefit from) provision for income taxes	(1,004)	—	(e)	(1,004)	319	(319	)(j)	(1,004)

Loss from continuing operations	$(57,741)	$3,788		$(53,953)	$(16,838)	$(3,983)		$(74,774)

Loss per common share from continuing operations—basic and diluted	$(0.40)			$(0.37)				$(0.51)

Basic and diluted weighted average common shares outstanding	145,345,301			145,345,301				145,345,301

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations of PAETEC for the Year Ended December 31, 2010

(a) Includes results of Cavalier as of the Cavalier merger closing date of December 6, 2010.

(b) Represents results from January 1, 2010 through the Cavalier merger closing date of December 6, 2010.

(c) The decrease in debt extinguishment and related costs of $4.4 million represents the elimination of historical PAETEC costs recognized in connection with the January 12, 2010 issuance and sale of $300 million in aggregate principal amount of 8 7/8% senior secured notes and related repayment of loans outstanding under PAETEC’s senior secured credit facilities. These historical costs are directly attributable to the issuance and sale of the 8 7/8% senior secured notes, and are not expected to have a continuing impact.

(d) The increase in interest expense of $0.6 million represents the following:

•	an increase of $0.9 million related to the interest expense on the 8 7/8% senior secured notes; and

•

a decrease of $0.3 million related to the elimination of historical PAETEC interest expense on PAETEC’s indebtedness repaid with the proceeds of the offering of the 8 7/8% senior secured notes in January 2010.

(e) During the year ended December 31, 2010, PAETEC maintained a full valuation allowance for deferred tax assets. Accordingly, no pro forma adjustments to the provision for income taxes were recorded related to the adjustments in expenses described in notes (c) and (d) above.

(f) The decreases in both revenue and in cost of sales of $13.0 million represent the following:

•

a decrease of approximately $5.1 million in both revenue and in cost of sales to eliminate the impact of purchase and sales transactions during 2010 between PAETEC and Cavalier prior to the business combination; and

•

a decrease of approximately $7.9 million in both revenue and in cost of sales to conform the historical results of Cavalier to the historical results of PAETEC with respect to the presentation of Universal Service Fund (“USF”) surcharges. Cavalier historically reported surcharges collected from customers for the USF on a gross basis as revenue, and included the amounts remitted to the tax authorities for the USF in cost of sales. PAETEC presents USF surcharges on a net basis.

(g) The decrease in acquisition, integration and separation costs of $20.2 million represents the following:

•	a decrease of approximately $8.0 million due to the elimination of historical PAETEC transaction costs directly related to the acquisition of Cavalier by PAETEC; and

•	a decrease of approximately $12.2 million due to the elimination of historical Cavalier transaction costs directly related to the acquisition of Cavalier by PAETEC.

(h) The increase in depreciation and amortization expense of $20.3 million represents the following:

•

an increase in amortization expense of approximately $20.8 million for the year ended December 31, 2010 based on an acquired fair value of Cavalier’s intangible assets of $160.2 million with estimated useful lives of approximately 1-14 years, and utilizing an accelerated amortization method; and

•

a decrease in depreciation expense of approximately $0.5 million for the year ended December 31, 2010 based on an acquired fair value of Cavalier’s depreciable property and equipment of $229.0 million with a weighted average expected useful life of approximately 6.7 years.

As the fair values assigned to the property and equipment and intangible assets acquired from Cavalier are preliminary in nature, actual depreciation and amortization expense in future periods may differ materially from the depreciation and amortization expense presented.

A change of $10 million in the fair value of the intangible assets acquired from Cavalier presented would result in a fluctuation of approximately $1.6 million in amortization expense during the year ended December 31, 2010.

A change of $10 million in the fair value of the property and equipment acquired from Cavalier presented would result in a fluctuation of approximately $1.5 million in depreciation expense during the year ended December 31, 2010.

(i) The increase in interest expense of $4.2 million represents the following:

•

an increase of $43.8 million (of which $1.7 million represents amortization of debt discount and $1.3 million represents amortization of debt issue costs) related to the interest expense on the $450 million aggregate principal amount of 9 7/8% senior notes issued and sold on December 2, 2010; and

•

a decrease of $39.6 million (of which $2.2 million represents amortization of debt issue costs) related to the elimination of substantially all historical Cavalier interest expense on Cavalier’s pre-merger indebtedness.

Pro forma interest expense was calculated based on the stated interest rate of the 9 7/8% senior notes due 2018.

(j) During the year ended December 31, 2010, PAETEC maintained a full valuation allowance for deferred tax assets. Accordingly, Cavalier’s historical benefit from income taxes was eliminated on a pro forma basis. In addition, no pro forma adjustments to the provision of income taxes were recorded related to Cavalier’s historical net loss from continuing operations or the adjustments in expenses described in notes (f), (g), (h) and (i) above.

Comparative Historical and Pro Forma Per Share Data

The following table sets forth for the periods presented certain per share information for Windstream and PAETEC on a historical basis and unaudited pro forma combined per share information after giving effect to the merger between Windstream and PAETEC, under the acquisition method of accounting, assuming that 0.460 of a share of Windstream common stock had been issued in exchange for each outstanding share of PAETEC common stock. The acquisition method of accounting is based on ASC Topic 805, Business Combinations, and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements. ASC 805 requires among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. The acquisition accounting is dependent upon certain valuations of PAETEC’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of PAETEC at their preliminary estimated fair values. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table. The historical per share information for Windstream has been derived from, and should be read in conjunction with, the historical consolidated financial statements of Windstream incorporated by reference into this proxy statement/prospectus. The historical per share information for PAETEC has been derived from, and should be read in conjunction with, the historical consolidated financial statements of PAETEC under “Consolidated Financial Statements of PAETEC” beginning on page F-1 of this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 203 for information on how you can view Windstream’s incorporated reports.

The unaudited pro forma PAETEC equivalent information was calculated by multiplying the corresponding Windstream unaudited pro forma combined information by the exchange ratio of 0.460. The data show how each share of PAETEC common stock would have participated in income from continuing operations, cash dividends and book value of Windstream if the two companies had been combined for accounting and financial reporting purposes for all periods presented. These amounts, however, are not intended to be indicative of the historical results that would have been achieved had the two companies been combined for all periods presented or of the future results of the combined company.

Windstream

	For the Six Months Ended June 30, 2011	For the Year Ended December 31, 2010
Windstream Historical
Basic earnings per common share from continuing operations	$0.23	$0.66
Diluted earnings per common share from continuing operations	$0.23	$0.66
Cash dividends declared per share	$0.50	$1.00
Book value per share	$1.57	$1.65

PAETEC

	For the Six Months Ended June 30, 2011	For the Year Ended December 31, 2010
PAETEC Historical
Basic net income per share	$(0.15)	$(0.40)
Diluted net income per share	$(0.15)	$(0.40)
Cash dividends declared per share	$—	$—
Book value per share	$0.83	$0.95

Windstream and PAETEC

	For the Six Months Ended June 30, 2011	For the Year Ended December 31, 2010
Pro Forma Combined
Basic earnings per common share from continuing operations	$0.15	$0.42
Diluted earnings per common share from continuing operations	$0.15	$0.42
Cash dividends declared per share(a)	$0.50	$1.00
Book value per share(b)	$2.93	—

PAETEC Pro Forma Per Share Equivalents(c)
Basic earnings per common share from continuing operations	$0.07	$0.19
Diluted earnings per common share from continuing operations	$0.07	$0.19
Cash dividends per share	$0.23	$0.46
Book value per share	$1.35	—

(a)	The pro forma combined cash dividends declared per share represent Windstream’s historical cash dividends per common share.
(b)	The pro forma combined book value per share was calculated by dividing pro forma total combined Windstream by pro forma equivalent common shares as of June 30, 2011.
(c)	The PAETEC pro forma per share equivalent amounts are calculated by multiplying the pro forma combined per common share amounts by a fraction equal to 0.460. See “The Merger Agreement—Merger Consideration” beginning on page 117 for additional information about the calculation of the merger consideration.

Comparative Stock Prices and Dividends

Windstream common stock is traded on the NASDAQ Global Select Market under the symbol “WIN.” PAETEC common stock is traded on the NASDAQ Global Select Market under the symbol “PAET.” The following table sets forth the dividends declared on Windstream common stock and PAETEC common stock, respectively, and the high and low intra-day sales prices per share for Windstream common stock and PAETEC common stock, each as reported on the NASDAQ Global Select Market for the periods indicated.

	Windstream Common Stock						PAETEC Common Stock
Fiscal Year	High		Low		Dividends		High		Low		Dividends
2009
First Quarter		$9.48		$6.28		$0.25		$1.56		$1.04	$0.00
Second Quarter		$9.13		$7.85		$0.25		$3.55		$1.37	$0.00
Third Quarter		$10.34		$7.71		$0.25		$4.04		$2.39	$0.00
Fourth Quarter		$11.65		$9.62		$0.25		$4.52		$3.19	$0.00
2010
First Quarter		$11.40		$9.87		$0.25		$4.95		$2.93	$0.00
Second Quarter		$11.50		$6.02		$0.25		$5.30		$3.33	$0.00
Third Quarter		$13.05		$10.34		$0.25		$4.42		$3.37	$0.00
Fourth Quarter		$14.40		$12.10		$0.25		$4.35		$3.63	$0.00
2011
First Quarter		$14.04		$12.05		$0.25		$4.44		$3.00	$0.00
Second Quarter		$13.57		$12.38		$0.25		$4.95		$3.21	$0.00
Third Quarter (through , 2011)	$		$		$		$		$		$0.00

Windstream Dividend Policy. Windstream’s board of directors has adopted a current dividend practice for the payment of quarterly cash dividends at a rate of $0.25 per share of Windstream’s common stock. This practice can be changed at any time at the discretion of the board of directors, and is subject to Windstream’s restricted payment capacity under its debt covenants.

PAETEC Dividend Policy. PAETEC has not declared or paid cash dividends on its common stock. Future declaration and payment of cash dividends, if any, on PAETEC’s common stock are within the discretion of PAETEC’s board of directors and will be determined in light of factors deemed relevant by the board of directors, including PAETEC’s earnings, operations, capital requirements and financial condition and restrictions in its financing agreements. Under its credit facilities agreement and notes indentures, PAETEC may pay cash dividends on its common stock in excess of specified amounts only if it is not otherwise in default under those agreements and meets specified requirements relating to levels of its cash flows, total and secured indebtedness, interest obligations and other financial measures.

The following table sets forth the closing prices per share of Windstream common stock and PAETEC common stock as reported on the NASDAQ Global Select Market, and the market value of a share of PAETEC common stock on an equivalent value per share basis on July 29, 2011, the last full trading day prior to the public announcement of the merger, and                     , 2011, the latest practicable date prior to the printing of this proxy statement/prospectus, as determined by multiplying the closing price per share of Windstream common stock, by the exchange ratio of 0.460.

	Windstream Closing Share Price		PAETEC Closing Share Price		Equivalent Value per Share of PAETEC Common Stock
July 29, 2011		$12.21		$4.42		$5.62
, 2011	$		$		$

You are urged to obtain current market quotations for shares of Windstream common stock and PAETEC common stock before making a decision with respect to the merger.

No assurance can be given as to the market prices of Windstream common stock or PAETEC common stock at the effective time of the merger. Because the exchange ratio will not be adjusted for changes in the market price of Windstream common stock, the market value of the shares of Windstream common stock that holders of PAETEC common stock will be entitled to receive at the effective time of the merger may vary significantly from the market value of the shares of Windstream common stock that holders of PAETEC common stock would have received if the merger were completed on the date of the merger agreement or on the date of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information included and incorporated by reference into this document, including the matters addressed in the section entitled “Special Note Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement. In addition, you should read and consider the risks associated with the businesses of Windstream and PAETEC because these risks will also affect the combined company. These risks can be found in Windstream’s Annual Report on Form 10-K for the year ended December 31, 2010, as updated by Windstream’s subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this document, and in the section entitled “Information About PAETEC,” including the discussion in that section under “—PAETEC’s Business—Risk Factors.” You should also read and consider the other information in this document and the other documents incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 203 for information on how you can view Windstream’s incorporated documents.

Risks Related to the Merger

The exchange ratio will not be adjusted if the price of Windstream common stock declines before the merger is completed. As a result, the value of the shares of Windstream common stock at the time PAETEC stockholders receive them could be less than the value of those shares on the date of this proxy statement/prospectus.

In the merger, PAETEC stockholders will be entitled to receive 0.460 shares of Windstream common stock for each share of PAETEC common stock owned by them. Windstream and PAETEC will not adjust the exchange ratio as a result of any change in the market price of Windstream common stock between the date of this proxy statement/prospectus and the date on which PAETEC stockholders receive shares of Windstream common stock in exchange for their shares of PAETEC common stock. The market price of Windstream common stock will likely be different, and may be lower, on the date on which PAETEC stockholders receive their shares of Windstream common stock than the market price of Windstream common stock on the date of this proxy statement/prospectus. Differences in the market price of Windstream common stock may be the result of changes in the business, operations or prospects of Windstream, market reactions to the proposed merger, regulatory considerations, general market and economic conditions or other factors.

Regulators may impose conditions that could prevent completion of the merger or reduce the anticipated benefits from the merger. As a result, the price of Windstream common stock may be adversely affected.

As a condition to their respective obligations to complete the merger, Windstream and PAETEC must obtain the approval of various regulatory authorities, including, without limitation, the FCC and certain PSCs. Any of these regulators could object to the merger and/or impose conditions or restrictions on their approvals that are materially adverse to Windstream and the combined company. Depending on their nature and extent, any objections, conditions or restrictions of regulatory authorities may jeopardize or delay completion of the merger or may lessen the anticipated potential benefits of the merger.

Under the merger agreement, Windstream and PAETEC are obligated to use all reasonable best efforts to resolve any such objections, conditions or restrictions to permit the merger but are not required to take any action that would be materially adverse to the business, financial condition or the expected benefits of the merger to Windstream and its subsidiaries, taken as a whole, or PAETEC and its subsidiaries, taken as a whole.

Windstream and/or PAETEC may waive its rights and take actions that it is not otherwise required to take in connection with receipt of the necessary regulatory approvals, in order to proceed with the completion of the merger. If Windstream and/or PAETEC were to proceed with the merger despite the imposition of regulatory conditions or restrictions, Windstream’s business, operating and financial results and the price of its common stock following completion of the merger could be adversely affected.

Windstream may not realize the anticipated synergies and tax benefits from the merger.

Windstream expects to achieve approximately $100 million in annual pre-tax operating cost synergies and tax benefits as a result of the merger. However, Windstream’s ability to realize the anticipated synergies and tax benefits will depend upon the successful integration of PAETEC’s business with that of Windstream. Even if Windstream successfully integrates PAETEC’s business, there can be no assurance that this integration will result in the realization of the full benefit of the anticipated synergies or that these benefits will be realized within the expected time frames. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, benefits from the merger may be offset by costs incurred in integrating Windstream and PAETEC, or regulatory authorities may impose adverse conditions on Windstream’s and PAETEC’s combined businesses in connection with granting approval of the merger.

Windstream cannot assure you whether, when or in what amounts it will be able to use PAETEC’s net operating losses following the merger.

Based on current tax law, as of June 30, 2011, PAETEC had approximately $1.4 billion of net operating losses (“NOLs”) for U.S. federal income tax purposes. After the merger, the combined company’s ability to utilize these tax attributes to offset future taxable income will be subject to significant limitations under Sections 382 and 383 and other provisions of the Code. Moreover, issuances or sales of Windstream stock following the merger (including certain transactions outside of Windstream’s control) could result in an ownership change further limiting the combined company’s ability to utilize the NOLs. Determining whether an ownership change has occurred and the limitations applicable to the NOLs is technical and highly complex. For these and other reasons, Windstream cannot assure you that the combined company will be able to use PAETEC’s NOLs after the merger in the amounts it projects.

Failure to quickly and efficiently integrate PAETEC’s technology, products and services could reduce Windstream’s profitability, adversely affect its stock price, and either delay or prevent realization of many of the potential benefits of the merger.

In order to obtain the benefits of the merger, Windstream must effectively integrate PAETEC’s technology, products and services with Windstream’s technology, products and services. Windstream may not be able to accomplish this integration quickly and effectively. Windstream may be required to spend additional time and money on operating compatibility, which would otherwise be spent on developing and selling its own products and services. If Windstream does not integrate operations effectively or uses too many resources on integration issues, it could harm the combined companies’ business, financial condition and results of operations.

The time and effort required to be dedicated to the integration of PAETEC into Windstream could divert the attention of Windstream’s management from other business concerns or otherwise harm Windstream’s business.

The integration process could result in the diversion of Windstream management’s attention from other business concerns, in the disruption or interruption of, or the loss of momentum in, Windstream’s ongoing business, or in inconsistencies in standards, controls, procedures and policies. Any of these impacts could adversely affect Windstream’s ability to maintain relationships with its customers and employees or Windstream’s ability to achieve the anticipated benefits of the merger, or could reduce the earnings or otherwise adversely affect Windstream’s business and financial results.

Windstream expects to incur significant non-recurring expenses related to the merger.

Windstream is developing a plan to integrate the operations of PAETEC after the merger. In connection with that plan, Windstream anticipates that certain non-recurring operating expenses, such as branding, severance and billing system conversion costs, will be incurred in connection with this integration. Additionally, Windstream anticipates incurring certain capital expenditures and non-recurring operating expenses associated with network integration and achievement of network synergies. These expenditures include investments in switching and transport equipment, as well as circuit change fees and other interconnection costs. Windstream cannot identify the timing, nature and amount of all such charges as of the date of this proxy statement/prospectus. However, any such charges could affect Windstream’s results of operations and cash flows from operations in the period in which such charges are recorded.

The market price of Windstream common stock may decline as a result of the merger.

The market price of Windstream common stock may decline as a result of the merger if the integration of Windstream and PAETEC is unsuccessful or takes longer than expected, the perceived benefits of the merger are not achieved as rapidly or to the extent anticipated by financial analysts or investors, or the effect of the merger on Windstream’s financial results is not consistent with the expectations of financial analysts or investors.

The price of Windstream common stock and Windstream’s results of operations may be affected by factors different from those affecting the price of PAETEC common stock and PAETEC’s results of operations.

Holders of PAETEC common stock will be entitled to receive Windstream common stock in the merger and will thus become holders of Windstream common stock. Windstream’s business is different in certain ways from that of PAETEC, and Windstream’s results of operations, as well as the price of Windstream common stock, may be affected by factors different from those currently affecting PAETEC’s results of operations and the price of PAETEC common stock. The price of Windstream common stock may fluctuate significantly following the merger, including as a result of factors over which Windstream has no control. For a discussion of Windstream’s and PAETEC’s businesses and certain factors to consider in connection with such businesses, including risk factors for PAETEC, see “—Risks Related to Windstream after the Merger” beginning on page 33 and “Information About PAETEC—PAETEC’s Business—Risk Factors” beginning on page 166.

PAETEC stockholders will have reduced ownership and voting interests after the merger and will exercise less influence over management of Windstream than they currently exercise over management of PAETEC.

After the effective time of the merger, PAETEC stockholders will own in the aggregate a significantly smaller percentage of Windstream than they currently own of PAETEC. Following completion of the merger, PAETEC stockholders are expected to own less than 15% of the outstanding shares of Windstream common stock based on the number of shares of PAETEC common stock and Windstream common stock outstanding on the record date for the special meeting of PAETEC stockholders to be held for a vote on adoption of the merger agreement. Consequently, PAETEC stockholders as a group will have less influence over the management and policies of Windstream than they currently exercise over the management and policies of PAETEC.

PAETEC stockholders will have different rights with respect to their holdings following the merger.

Upon completion of the merger, PAETEC stockholders will become stockholders of Windstream. There are differences between the rights of PAETEC stockholders under the PAETEC governing documents and the rights of Windstream stockholders under the Windstream governing documents. For a description of some of these differences, see “Comparison of Rights of Common Stockholders of Windstream and Common Stockholders of PAETEC” beginning on page 141.

Certain directors and executive officers of PAETEC may have potential conflicts of interest in connection with the transactions contemplated by the merger agreement.

The interests of certain of the directors and executive officers of PAETEC are different from those of PAETEC stockholders generally, and such directors and executive officers of PAETEC participate in arrangements that are different from, or in addition to, those of PAETEC stockholders. These interests are described more fully under “The Merger—Interests of PAETEC’s Directors and Executive Officers in the Merger.” PAETEC stockholders should consider whether these interests may have influenced those directors and executive officers with respect to the merger.

As of the close of business on the record date for the special meeting of PAETEC stockholders to be held for a vote on adoption of the merger agreement, PAETEC directors and executive officers beneficially owned and were entitled to vote, in the aggregate, approximately     % of the shares of PAETEC common stock then outstanding.

The voting agreement may limit PAETEC’s ability to pursue alternatives to the merger.

Certain directors and executive officers of PAETEC have signed a voting agreement committing them to vote any shares held by them, of record or beneficially, in favor of adoption of the merger agreement and against any alternative proposal or any other action which is reasonably likely to adversely affect or interfere with the consummation of the transactions contemplated by the merger agreement. Because signatories to the voting agreement collectively beneficially owned approximately     % of the outstanding PAETEC common stock as of the record date for the special meeting, the voting agreement may have the effect of discouraging a competing offer to acquire PAETEC.

The merger agreement limits PAETEC’s ability to pursue alternatives to the merger, and in certain instances requires payment of a termination fee, which could deter a third party from proposing an alternative transaction to the merger.

While the merger agreement is in effect, subject to certain limited exceptions, PAETEC is prohibited from soliciting, initiating, encouraging or entering into certain transactions, such as a merger, sale of assets or other business combination, with any third party. As a result of these limitations, PAETEC may lose opportunities to enter into a more favorable transaction than the merger. See “The Merger Agreement—Covenants—No Solicitation” beginning on page 126 for a description of the foregoing limitations.

Moreover, under specified circumstances, PAETEC could be required to pay Windstream a termination fee of $40 million in connection with the termination of the merger agreement. Upon termination of the merger agreement under certain circumstances, PAETEC may be required to reimburse Windstream for up to $15 million of fees and expenses whether or not the termination fee later becomes payable. See “The Merger Agreement—Termination Fee” beginning on page 133 for a description of PAETEC’s obligations in these circumstances. The termination fee and the obligation of PAETEC to reimburse Windstream for fees and expenses could deter a third party from proposing an alternative to the merger.

PAETEC will be subject to business uncertainties and contractual restrictions while the proposed merger is pending that could adversely affect PAETEC’s business.

Uncertainty about the effect of the proposed merger on PAETEC’s employees and customers may have an adverse effect on PAETEC’s business. These uncertainties may impair PAETEC’s ability to attract, retain and motivate key personnel until the proposed merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with PAETEC to seek to change existing business relationships with PAETEC. Employee retention may be particularly challenging during the pendency of the proposed merger, as employees may experience uncertainty about their future roles with the combined company. If, despite PAETEC’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, PAETEC’s business could be seriously harmed.

The merger agreement restricts PAETEC, without the consent of Windstream, from making acquisitions and taking other specified actions until the proposed merger occurs or the merger agreement terminates. The restrictions may prevent PAETEC from pursuing otherwise attractive business opportunities and making other changes to its business that may arise before completion of the proposed merger or, if the proposed merger is abandoned, termination of the merger agreement.

PAETEC has incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs in connection with the merger. Many of the fees and costs will be payable by PAETEC even if the proposed merger is not completed.

PAETEC, its directors, and Windstream are defendants in two purported class action lawsuits seeking to enjoin the merger.

On August 8, 2011, a purported stockholder of PAETEC filed a complaint styled as a class action lawsuit in the Court of Chancery of the State of Delaware. On August 9, 2011, a purported stockholder of PAETEC filed a similarly styled complaint in the Supreme Court of the State of New York, Monroe County. These complaints allege, among other things, that the board of directors of PAETEC conducted an unfair sales process resulting in an unfair merger price. They assert that PAETEC’s board members breached their fiduciary duties in agreeing to the merger and that Windstream aided and abetted in the breaches of fiduciary duties. The lawsuits seek to enjoin the merger and seek unspecified monetary damages. The defense of these lawsuits may divert the time and attention of Windstream’s and PAETEC’s managements away from business operations, and negative developments with respect to these lawsuits could cause a decline in the price of Windstream’s stock or the price of PAETEC’s stock. In addition, the outcome of these lawsuits cannot be predicted and ultimately may have a material adverse effect on the ability of Windstream and PAETEC to complete the merger.

Risks Related to Windstream after the Merger

Windstream faces intense competition in its businesses from many sources that could reduce its market share or adversely affect its financial performance.

Substantial and increasing competition exists in the wireline communications industry. Windstream’s operations have experienced, and will continue to experience, competition in its local service areas. Sources of competition to its local service business include, but are not limited to, wireless communications providers in markets where Windstream provides incumbent local exchange services, cable television companies, resellers of local exchange services, interexchange carriers, incumbent local exchange carriers (“ILECs”) in markets where Windstream provides competitive local exchange services, satellite transmission service providers, electric utilities, competitive access service providers, including, without limitation, those utilizing Commercial Unbundled Network Elements-Platform (or “Commercial UNE-P”), voice over Internet Protocol (“VoIP”) providers, and providers using other emerging technologies.

Many of Windstream’s current and potential competitors (a) have substantially larger operational and financial resources, (b) own larger and more diverse networks, (c) are subject to less regulation and (d) have superior brand recognition.

Competition could adversely affect Windstream in several ways, including (1) the loss of customers and resulting revenue and market share, (2) the possibility of customers reducing their usage of Windstream’s services or shifting to less profitable services, (3) Windstream’s need to lower prices or increase marketing expenses to remain competitive and (4) Windstream’s inability to diversify by successfully offering new products or services.

Windstream may not be able to compete successfully with cable operators that are subject to less stringent industry regulations.

Windstream faces competition from cable television companies providing voice service offerings. Voice offerings of cable operators are offered mainly under competitive local exchange carrier certificates obtained in states where they offer services and therefore are subject to fewer service quality or service reporting requirements than Windstream’s ILEC operations. In addition, the rates or prices of the voice service offerings of cable companies are not subject to regulation. In contrast, Windstream’s voice service rates or prices, in its capacity as an ILEC, are subject to regulation by various state public service commissions. Unlike cable operators, its ILEC operations are also subject to “carrier of last resort” obligations, which generally obligate it to provide basic voice services to any person regardless of the profitability of such customer. As a result of these disadvantages, Windstream may not be able to compete successfully with cable companies in the offering of voice services.

Funding from the federal broadband stimulus program could result in increased competition, which could adversely affect Windstream’s operating results and financial performance.

The federal broadband stimulus program is providing approximately $7.2 billion in financial incentives to companies for the purpose of expanding broadband service in unserved or underserved markets. Financial incentives paid to new or existing competitors could incent them to enter markets where Windstream is already providing broadband service. This could result in increased competition and the loss of customers, negatively impacting its operating results and financial performance.

Competition from wireless carriers is likely to continue to cause access line losses, which could adversely affect Windstream’s operating results and financial performance.

Wireless competition has contributed to a reduction in Windstream’s ILEC access lines, and generally has caused pricing pressure in the industry. As wireless carriers continue to expand and improve their network coverage while lowering their prices, some customers choose to stop using traditional wireline phone service and instead rely solely on wireless service. Windstream anticipates that this trend toward solely using wireless services in the consumer market will continue, particularly if wireless prices continue to decline and the quality of wireless services improves. In the future, it is expected that the number of consumer access lines served by Windstream will continue to be adversely affected by wireless substitution and that industry-wide pricing pressure will continue. Windstream may not be able to compete successfully with these wireless carriers.

Windstream could be harmed by rapid changes in technology.

The communications industry is experiencing significant technological changes, particularly in the areas of VoIP, data transmission and wireless communications. Rapid technological developments in wireless, personal communications services, digital microwave, satellite, high-speed Internet radio services, local multipoint distribution services, WiFi and other technologies could result in the development of products or services that compete with or displace those offered by traditional local exchange carriers (“LECs”). For example, there is a risk that cable operators may be able to deploy broadband service at higher speeds using data-over-cable-service-interface specification (or “DOCSIS”) more rapidly than Windstream. In addition, wireless companies are developing networks using long-term evolution (or “LTE”) and Worldwide Interoperability for Microwave Access (or “WiMAX”), that purport to support greater data transmission speeds over wireless networks.

These new and evolving technologies could result in greater competition and product substitution for Windstream’s high-speed Internet services. Furthermore, the proliferation of replacement technologies impacting Windstream’s wireline business could require Windstream to make significant additional capital investment in order to compete with other service providers that may enjoy network advantages that will enable them to provide services more efficiently or at a lower cost. Alternatively, Windstream may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into its systems in a cost effective manner, or at all. If Windstream cannot develop new services and products to keep pace with technological advances, or if such services and products are not widely embraced by its customers, Windstream’s results of operations could be adversely impacted.

Windstream is subject to various forms of regulation from the FCC and state regulatory commissions in the states in which it operates, which limits its pricing flexibility for regulated voice and high-speed

Internet products, subjects Windstream to service quality, service reporting and other obligations, and exposes it to the reduction of revenue from changes to the universal service fund or the inter-carrier compensation system.

As a provider of wireline communication services, as of June 30, 2011, Windstream had operating authority from each of the 29 states in which it conducted local service operations, and Windstream is subject to various forms of regulation from the regulatory commissions in each of these 29 states as well as from the FCC. State regulatory commissions have jurisdiction over local and intrastate services including, to some extent, the rates that Windstream charges customers and other telecommunications companies, and service quality standards. The FCC has primary jurisdiction over interstate services, including the rates that Windstream charges other telecommunications companies that use Windstream’s network and other issues related to interstate service. These regulations restrict Windstream’s ability to adjust rates to reflect market conditions and affect its ability to compete and respond to changing industry conditions.

Future revenues, costs, and capital investment in Windstream’s wireline business could be adversely affected by material changes to these regulations, including, but not limited to, changes in rules governing inter-carrier compensation, state and federal universal service fund (“USF”) support, unbundled network element (“UNE”) pricing and requirements, and VoIP regulation. The potential effect of regulatory changes may differ with respect to particular lines of Windstream’s business. In particular, Windstream’s ILEC and competitive local exchange carrier (“CLEC”) businesses may be affected differently by changes to and enforcement of these regulations and other existing laws or rules. The pursuit by Windstream of changes in laws or regulations that would improve operating margins in the CLEC business would be contrary, in some instances, to the interests of Windstream’s ILEC operations, and vice versa. Federal and state communications laws may be amended in the future, and other laws may affect Windstream’s business. In addition, certain laws and regulations applicable to Windstream and its competitors may be, and have been, challenged in the courts and could be changed at any time. Windstream cannot predict future developments or changes to the regulatory environment or the impact such developments or changes would have.

In addition, these regulations could create significant compliance costs for Windstream. Delays in obtaining certifications and regulatory approvals could cause Windstream to incur substantial legal and administrative expenses, and conditions imposed in connection with such approvals could adversely affect the rates that Windstream is able to charge its customers. Windstream’s business also may be affected by legislation and regulation imposing new or greater obligations related to assisting law enforcement, bolstering homeland security, minimizing environmental impacts, or addressing other issues that impact its business. For example, existing provisions of the Communications Assistance for Law Enforcement Act require communications carriers to ensure that their equipment, facilities, and services are able to facilitate authorized electronic surveillance. Windstream’s compliance costs could increase if future legislation, regulations or orders continue to increase its obligations.

In 2010, Windstream received approximately 7 percent of its revenues from state and federal Universal Service Funds, and any adverse regulatory developments with respect to these funds could adversely affect its profitability.

Windstream receives state and federal USF revenues to support the high cost of providing affordable telecommunications services in rural markets. Such support payments constituted approximately 7 percent of its revenues for the year ended December 31, 2010. A portion of such fees is based on relative cost and access line counts, and Windstream expects receipt of such fees to decline as it continues to reduce costs and lose access lines. Pending regulatory proceedings could, depending on the outcome, materially reduce its USF revenues. For the six months ended June 30, 2011, USF revenues decreased $5.5 million from the same period in 2010.

Windstream is required to make contributions to state and federal USF programs each year. Current state and federal regulations allow Windstream to recover these contributions by including a surcharge on its customers’ bills. If state and/or federal regulations change, and Windstream becomes ineligible to receive support, such support is reduced, or Windstream becomes unable to recover the amounts it contributes to the state and federal USF programs from its customers, its earnings and cash flows from operations would be directly and adversely affected.

Changes to regulations could materially reduce Windstream’s revenues from inter-carrier compensation.

Windstream’s local exchange subsidiaries currently receive compensation from other telecommunications providers, including long distance companies, for origination and termination of interexchange traffic through network access charges that are established in accordance with state and federal laws. In 2010, Windstream recognized $285.9 million in inter-carrier compensation, an increase of $11.6 million, or 4.2 percent, from 2009 levels. This increase in inter-carrier compensation revenue was driven by $48.7 million from D&E Communications, Inc., Lexcom, Inc., NuVox, Inc. (“NuVox”), Iowa Telecommunications Services, Inc. (“Iowa Telecom”), Hosted Solutions Acquisition, LLC (“Hosted Solutions”) and Q-Comm Corporation (“Q-Comm”), and was partially offset by decreases in minutes of use associated with access line losses resulting from wireless and cable voice competition, efforts by carriers to mask traffic to avail their traffic of lower inter-carrier compensation rates and allegations by carriers that their traffic is not subject to existing inter-carrier compensation rules as a result of the technology being used to deliver the traffic. Absent any changes to existing inter-carrier compensation regulations, Windstream expects inter-carrier revenues to continue to be unfavorably impacted by these trends in 2011.

On July 29, 2011, Windstream and a group of communications companies jointly filed a proposal with the FCC that recommends specific reforms to the existing inter-carrier compensation and universal service mechanisms (“Proposal”). Under the Proposal, over a five-year transition period price-cap carriers would reduce terminating switched access and reciprocal compensation rates, would have an opportunity for modest increases in end user rates and would receive additional universal service support.

The Proposal also recommends transitioning the existing universal service support received by price-cap carriers over a five-year period to a new mechanism designed to explicitly support broadband service in high-cost areas. Windstream supports the Proposal because it modernizes the universal service and intercarrier mechanisms for the future deployment and expansion of broadband services in high-cost areas by providing adequate and targeted universal service support, adequate rate transitions and a reasonable opportunity to recover revenue reductions.

At this time, Windstream cannot predict the outcome of the Proposal and related proceedings regarding inter-carrier compensation or the impact on Windstream’s revenues and expenses.

Windstream’s substantial debt could adversely affect its cash flow and impair its ability to raise additional capital on favorable terms.

As of June 30, 2011, Windstream had approximately $7.4 billion in long-term debt outstanding, including current maturities. Windstream will also assume or incur additional indebtedness in connection with the merger with PAETEC and may incur additional long-term debt to meet future financing needs or to fund other potential acquisitions, in each case subject to certain restrictions under its existing indebtedness. Windstream’s substantial amount of debt could have negative consequences to its business. For example, it could:

•	increase its vulnerability to general adverse economic and industry conditions;

•

require Windstream to dedicate a substantial portion of cash flows from operations to interest and principal payments on outstanding debt, thereby limiting the availability of cash flow to fund future capital expenditures, working capital and other general corporate requirements;

•	limit its flexibility in planning for, or reacting to, changes in its business and the telecommunications industry;

•	place Windstream at a competitive disadvantage compared with competitors that have less debt; and

•	limit its ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition, Windstream’s ability to borrow funds in the future will depend in part on the satisfaction of the covenants in its credit facilities and its other debt agreements. If Windstream is unable to satisfy the financial covenants contained in those agreements, or is unable to generate cash sufficient to make required debt payments, the lenders and other parties to those arrangements could accelerate the maturity of some or all of its outstanding indebtedness.

Windstream may not generate sufficient cash flows from operations, or have future borrowings available under its credit facilities or from other sources sufficient to enable it to make its debt payments or to fund dividends and other liquidity needs. Windstream may not be able to refinance any of its debt, including its credit facilities, on commercially reasonable terms or at all. If Windstream is unable to make payments or refinance its debt, or obtain new financing under these circumstances, Windstream would have to consider other options, such as selling assets, issuing additional equity or debt, or negotiating with its lenders to restructure the applicable debt. Windstream’s credit agreement and the indentures governing its senior notes may restrict, or market or business conditions may limit, its ability to do some of these things on favorable terms or at all.

As of August 22, 2011, Moody’s Investors Service (“Moody’s”), Standard & Poor’s Corporation (“S&P”) and Fitch Ratings (“Fitch”) had granted Windstream the following senior secured, senior unsecured and corporate credit ratings:

Description	Moody’s	S&P	Fitch
Senior secured credit rating	Baa3	BB+	BBB-
Senior unsecured credit rating	Ba3	B+	BB+
Corporate credit rating	Ba2	BB-	BB+
Outlook	Stable	Stable	Stable

Factors that could affect Windstream’s short and long-term credit ratings include, but are not limited to, a material decline in Windstream’s operating results, increased debt levels relative to operating cash flows resulting from future acquisitions, increased capital expenditure requirements, or changes to its dividend policy. If Windstream’s credit ratings were to be downgraded from current levels, Windstream might incur higher interest costs on future borrowings, and Windstream’s access to the public capital markets could be adversely affected.

Windstream may be unable to fully realize expected synergies and growth opportunities in connection with various recent transactions.

In addition to the proposed acquisition of PAETEC, Windstream acquired NuVox, Iowa Telecom, Q-Comm and Hosted Solutions in 2010.

Windstream expects to achieve substantial synergies, cost savings and growth opportunities as a result of these previous acquisitions. However, Windstream’s ability to realize the anticipated synergies, cost savings and growth opportunities will depend upon the successful integration of the respective businesses with Windstream. Even if Windstream successfully integrates these businesses, there can be no assurance that these integrations will result in the realization of the full benefit of the anticipated synergies, cost savings or growth opportunities or that these benefits will be realized within the expected time frames. Despite Windstream’s efforts to retain quality employees, Windstream might lose some employees in connection with these acquisitions. Windstream cannot assure you that the combined companies will be able to attract, retain and integrate employees following these acquisitions. It is possible that the integration process of the respective acquisitions could result in the diversion of Windstream’s management’s attention, the disruption or interruption of, or the loss of momentum in, Windstream’s ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect Windstream’s ability to maintain relationships with its customers and employees or

Windstream’s ability to achieve the anticipated benefits of these acquisitions, or could reduce the earnings or otherwise adversely affect Windstream’s business and financial results. The market price of Windstream common stock may decline as a result of these acquisitions if the integration of these businesses is unsuccessful or takes longer than expected, the perceived benefits of these acquisitions are not achieved as rapidly or to the extent anticipated by financial analysts or investors, or the effect of these acquisitions on Windstream’s financial results is not consistent with the expectations of investors.

Windstream provides services to its customers over access lines, and if it continues to lose access lines as it has historically, its revenues, earnings and cash flows from operations could be adversely affected.

Windstream’s business generates revenue by delivering voice and data services over access lines. Windstream has experienced net access line loss over the past few years. During the twelve month period ended June 30, 2011, total access lines decreased by approximately 2.1 percent. Excluding the access lines in the acquired markets of Q-Comm, access lines declined by 3.3 percent over the same period. Windstream expects to continue to experience net access line loss in its markets. Windstream’s inability to retain access lines could adversely affect its revenues, earnings and cash flow from operations.

Windstream is dependent upon other ILECs for facilities and service in operating territories in which it is not the incumbent.

The acquisition of PAETEC would substantially increase Windstream’s operating presence in territories where it depends upon the ILEC to install and maintain the facilities and services used to serve Windstream’s customers (“CLEC territories”). These facilities include certain digital transmission lines or services, unbundled network elements and other network components. Although parties may negotiate prices contained in interconnection agreements, such statewide agreements typically incorporate prices for interconnection, collocation, and UNEs that have been established by the state regulatory agency in generic proceedings for the incumbent carrier using the FCC’s approved pricing methodology. The prices for ILEC special access services are included in tariffs that may be changed after notice. In addition, Windstream must secure an acceptable interconnection agreement either through negotiation or by selecting an existing agreement available through the opt-in methodology whenever its CLEC business enters a new state or an existing agreement is terminated. If Windstream cannot negotiate interconnection agreements with other ILECs for network access and services for its CLEC territories on acceptable terms, Windstream may invoke binding arbitration by state regulatory agencies. The arbitration process is expensive and time consuming, and the results of arbitration may be unfavorable to Windstream. The inability to obtain interconnection on acceptable terms would be detrimental to operations in the CLEC territories.

Access to the ILEC-provisioned facilities and services is essential for providing communications services in the CLEC territories. Because of this dependence, communications services in these territories are susceptible to changes in the availability and pricing of ILEC facilities and services. If the ILECs become legally entitled to deny or limit access to network elements such as UNEs, or if state commissions allow ILECs to increase their rates for these elements or services, Windstream may not be able to effectively compete in these CLEC territories. In addition, if the ILECs do not adequately maintain or timely install these facilities, which they are legally obligated to do, Windstream’s service to customers may be adversely affected. As a result, Windstream’s business, results of operations and financial condition could be materially impacted as Windstream may have difficulty retaining existing customers and attracting new ones.

Windstream’s operations require substantial capital expenditures.

Windstream requires substantial capital to maintain, upgrade and enhance its network facilities and operations. During 2010, Windstream incurred $415.2 million in capital expenditures, and during the six month period ended June 30, 2011 Windstream incurred $331.7 million in capital expenditures. In addition, Windstream’s current dividend practice utilizes a significant portion of its cash generated from operations and therefore limits its operating and financial flexibility and its ability to significantly increase capital expenditures.

While Windstream has historically been able to fund capital expenditures from cash generated from operations, the other risk factors described in this section could materially reduce cash available from operations or significantly increase its capital expenditure requirements, and these outcomes could cause capital not to be available when needed. This could adversely affect its business.

In addition, Windstream filed numerous applications with the Rural Utilities Services (“RUS”) as part of the American Recovery and Reinvestment Act of 2009 and was notified during the third quarter of 2010 that 18 applications in thirteen states totaling $181.3 million were approved. Windstream must fund 25 percent of the project cost, or $60.4 million, for a total cost of $241.7 million. These projects must be substantially completed within two years. Windstream began these projects in the first quarter of 2011 and has various vendor contracts currently under review with the RUS. During the first quarter of 2011, Windstream began contributing its matching funds into a pledged deposit account, reflected as restricted cash on its balance sheet. Windstream began applying for reimbursement for stimulus expenditures during the second quarter of 2011.

Unfavorable changes in financial markets could adversely affect Windstream’s pension plan investments, resulting in material funding requirements to meet pension obligations.

Windstream’s pension plan invests in marketable equity securities, including marketable debt and equity securities denominated in foreign currencies, which are exposed to changes in the financial markets. The fair market value of these investments, totaling $929.2 million at June 30, 2011, increased 6.7 percent from $870.5 million on December 31, 2010, due to a return on plan assets of $37.2 million, or 4.3 percent, and a stock contribution with an appraised value, as determined by an unaffiliated third party valuation firm, of approximately $60.6 million, which was subsequently sold for $61.1 million, partially offset by $39.1 million in routine benefit payments and administrative expenses. Returns generated on plan assets have historically funded a large portion of the benefits paid under Windstream’s pension plan. Windstream estimates that the long term rate of return on plan assets will be 8.0 percent, but returns below this estimate could significantly increase Windstream’s contribution requirements, which could adversely affect Windstream’s cash flows from operations.

Windstream’s relationships with other communications companies are material to its operations and their financial difficulties may adversely affect Windstream.

Windstream originates and terminates calls for long distance carriers and other interexchange carriers over its network in exchange for access charges that represent a significant portion of Windstream’s revenues. Should these carriers go bankrupt or experience substantial financial difficulties, Windstream’s inability to timely collect access charges from them could have a negative effect on Windstream’s business and results of operations.

Disruption in its networks and infrastructure may cause Windstream to lose customers and incur additional expenses.

To be successful, Windstream will need to continue to provide its customers with reliable service over its networks. Some of the risks to its networks and infrastructure include physical damage to access lines, breaches of security, capacity limitations, power surges or outages, software defects and disruptions beyond its control, such as natural disasters and acts of terrorism. From time to time in the ordinary course of business, Windstream will experience short disruptions in its service due to factors such as cable damage, inclement weather and service failures of its third party service providers. Windstream could experience more significant disruptions in the future. Windstream could also face disruptions due to capacity limitations if changes in its customers’ usage patterns for its high-speed Internet services result in a significant increase in capacity utilization, such as through increased usage of video or peer-to-peer file sharing applications. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause Windstream to lose customers and incur expenses, and thereby adversely affect its business, revenue and cash flows.

Weak economic conditions may decrease demand for Windstream’s services.

Windstream could be sensitive to economic conditions and downturns in the economy. Downturns in the economy and vendor concentration in the markets served by Windstream could cause its existing customers to reduce their purchases of its basic and enhanced services and make it difficult for Windstream to obtain new customers.

Key suppliers may experience financial difficulties that may impact Windstream’s operations.

Windstream purchases a significant amount of equipment from key suppliers to maintain, upgrade and enhance its network facilities and operations. Should these suppliers experience financial difficulties, such difficulties could adversely affect Windstream’s business through increased prices to source purchases through alternative vendors or unanticipated delays in the delivery of equipment and services purchased.

Adverse developments in Windstream’s relationship with its employees could adversely affect its business, financial condition or results of operations.

As of June 29, 2011, 1,722 of Windstream’s employees at various sites, or 17 percent of all of its employees, were covered by collective bargaining agreements. Windstream’s relationship with these unions generally has been satisfactory, but occasional work stoppages have occurred.

Windstream is currently party to 23 collective bargaining agreements and one national pension agreement with several unions, which expire at various times. In addition, the proposed Employee Free Choice Act, if enacted, could increase organizational activity at locations where employees are currently not represented by a labor organization. Of its existing collective bargaining agreements, five agreements expired in 2011 and new agreements were ratified. In addition, the national pension agreement covered 606 employees as of June 30, 2011. This agreement expired in 2010 but has been extended indefinitely, subject to the right of Windstream or the unions to terminate the agreement with 30 days’ notice. Historically, Windstream has succeeded in negotiating new collective bargaining agreements without work stoppages; however, no assurances can be given that Windstream will succeed in negotiating new collective bargaining agreements to replace the expiring ones without work stoppages. Increases in organizational activity or any future work stoppages could have a material adverse effect on its business, financial condition or results of operations.

Windstream cannot assure you that it will continue paying dividends at the current rate.

Windstream’s board of directors has adopted a current dividend practice for the payment of quarterly cash dividends at a rate of $0.25 per share of the Windstream’s common stock. This practice can be changed at any time at the discretion of the board of directors, and Windstream’s common stockholders should be aware that they have no contractual or other legal right to dividends. In addition, the other risk factors described in this section could materially reduce the cash available from operations or significantly increase Windstream’s capital expenditure requirements, and these outcomes could cause capital to not be available when needed in an amount sufficient to support Windstream’s current dividend practice. The amount of dividends that Windstream may distribute is also limited by restricted payment and leverage covenants in Windstream’s credit facilities and indentures, and, potentially, the terms of any future indebtedness that Windstream may incur. The amount of dividends that Windstream may distribute is also subject to restrictions under Delaware law. If Windstream’s board of directors were to adopt a change in its current dividend practice that resulted in a reduction in the amount of dividends, such change could have a material and adverse effect on the market price of Windstream’s common stock.

In addition, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 extended the American Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”) for two years. The Act designated certain qualifying dividend payments on capital stock as long term capital gains, which capped the federal tax rate on these payments at 15 percent for individual holders, provided certain holding period requirements are met. The provisions of this act are set to expire at the end of 2012, and if not renewed, dividends will become taxable as ordinary income to the individual stockholder at their current federal tax rate. This could adversely affect the market price of Windstream’s common stock by decreasing the after tax yield of holding the stock.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information contained or incorporated by reference into this proxy statement/prospectus, contains certain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “expects,” “intends,” “anticipates,” “estimates” or similar expressions identify forward-looking statements, which also include any statements regarding the anticipated benefits of the merger, or Windstream’s or PAETEC’s expected financial condition, results of operations and business. Without limiting the generality of the preceding sentence, forward-looking statements include the statements not regarding historical facts contained in “Risk Factors,” “The Merger—Background of the Merger,” “The Merger—Recommendation of the PAETEC Board; PAETEC’s Reasons for the Merger,” “The Merger—Windstream’s Reasons for the Merger,” “The Merger—Financial Forecasts of PAETEC’s Management,” and “The Merger—Financing Arrangements” that refer to, without limitation, any forecasts, projections and descriptions of anticipated cost savings or other synergies or other expected benefits of the merger. Forward-looking statements also include certain statements contained in “Information About PAETEC” and incorporated by reference herein from documents filed with the SEC by Windstream relating to, among other matters, the possible or assumed future results of operations of Windstream’s and PAETEC’s businesses, the markets for Windstream’s and PAETEC’s services and products, anticipated capital expenditures, regulatory developments, competition or the expected effects of the merger.

These forward-looking statements involve known and unknown risks and uncertainties that are difficult to predict. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, among others, the following factors:

•	Windstream’s and PAETEC’s ability to complete the merger;

•	failure of PAETEC stockholders to adopt the merger agreement;

•	Windstream’s ability to successfully integrate PAETEC’s operations and to realize the synergies from the merger;

•	failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals;

•	Windstream’s and PAETEC’s ability to effectively manage their regulatory compliance and service quality;

•	Windstream’s and PAETEC’s ability to sell product offerings or enhanced services;

•	changes in accounting policies or practices;

•	changes in rates or traffic that are subject to access charges;

•	further adverse changes in economic conditions in the markets in which Windstream and PAETEC operate;

•	the extent, timing, and overall effects of competition in the communications business;

•	continued access line loss;

•	the impact of new, emerging or competing technologies;

•	the adoption of inter-carrier compensation and/or universal service reform proposals by the FCC or the U.S. Congress that results in a significant loss of revenue to Windstream;

•	material changes in the communications industry generally that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers;

•	the potential for adverse changes in the ratings given to Windstream’s debt securities by nationally accredited ratings organizations;

•	the availability and cost of financing in the corporate debt markets;

•	the effects of work stoppages;

•	unexpected results of litigation;

•

unexpected or unfavorable rulings by public service commissions in proceedings regarding universal service funds, inter-carrier compensation or other matters that could reduce revenues or increase expenses;

•	the impact of equipment failure, natural disasters or terrorist acts;

•	the effects of federal and state legislation, rules, and regulations governing the communications industry;

•	changes in Windstream’s and PAETEC’s ability to manage their operations, costs and capital expenditures, to pay dividends and to reduce or refinance debt;

•	the effects of any unfavorable outcome with respect to any of Windstream’s or PAETEC’s current or future legal, governmental, or regulatory proceedings, audits or disputes;

•	earnings on pension plan investments significantly below Windstream’s expected long-term rate of return for plan assets;

•	changes in income tax rates and tax laws; and

•	those factors listed or referenced under the heading “Risk Factors.”

In addition to these factors, actual future performance, outcomes and results may differ materially because of other, more general, factors including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes. Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this proxy statement/prospectus, including the cautionary information set forth or referenced under “Risk Factors” beginning on page 29.

Any forward-looking statements in this proxy statement/prospectus are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Accordingly, you should not place undue reliance on any such forward-looking statements. Windstream and PAETEC disclaim any duty to update any forward-looking statements except as required by applicable law. See “Where You Can Find More Information” beginning on page 203 for information on how you can view Windstream’s incorporated documents.

THE COMPANIES

Windstream Corporation

Windstream is a leading communications and technology solutions provider, delivering complex data, high-speed Internet, voice and transport services to customers with operations throughout the United States and the District of Columbia. Windstream’s business solutions include IP-based voice and data services, multiprotocol label switching networking, data center and managed services, hosting services and communications systems. Windstream provides high-speed Internet, voice, and digital television services to residential customers in 29 states. Windstream delivers its services over an extensive local and long-haul fiber network, which it also uses to provide wholesale services to other carriers.

As of June 30, 2011, Windstream served approximately 3.3 million access lines and 1.3 million high-speed Internet customers, and operated approximately 60,000 fiber route miles.

Windstream’s telecommunications services are offered in the following 29 states: Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia and Wisconsin.

Windstream is incorporated in Delaware. Windstream’s principal executive offices are located at 4001 Rodney Parham Road, Little Rock, Arkansas 72212, and its telephone number is (501) 748-7000. Windstream’s website is located at www.windstream.com. Information on Windstream’s website is not incorporated into, and does not otherwise form a part of, this proxy statement/prospectus.

Windstream common stock is traded on the NASDAQ Global Select Market under the trading symbol “WIN.”

For a further discussion of Windstream’s business, we urge you to read Windstream’s Form 10-K for the year ended December 31, 2010, which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 203 for information on how you can view this report.

Recent Windstream Developments

Partial Redemption of 8.625% Senior Notes due 2016. On August 19, 2011, Windstream directed U.S. Bank National Association, as trustee under the indenture governing Windstream’s 8.625% Senior Notes due 2016 (the “2016 Notes”), to deliver a notice of redemption to holders of the 2016 Notes to redeem on September 19, 2011 (the “Redemption Date”) $350.0 million of the outstanding aggregate principal amount of the 2016 Notes at a redemption price equal to $1,043.13 per $1,000 principal amount of the 2016 Notes, plus accrued and unpaid interest to, but excluding, the Redemption Date. The partial redemption will be made in accordance with the terms of the indenture governing the 2016 Notes.

Commitment Letter. Contemporaneously with the execution of the merger agreement, Windstream entered into a commitment letter with J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. (the “Commitment Letter”) pursuant to which JPMorgan Chase Bank, N.A. committed to provide to Windstream credit facilities of up to $1,100,000,000, which, together with cash on hand at Windstream and PAETEC and the expected existing capacity under Windstream’s revolving credit facility, would be sufficient to pay off all amounts outstanding under PAETEC’s credit facilities and to repay or purchase all of PAETEC’s outstanding senior notes and senior secured notes. As a result of the receipt of the amendments to (1) Windstream’s credit facilities described below and (2) the indentures governing the PAETEC notes described below, the Commitment Letter has been terminated in accordance with its terms.

Credit Agreement Amendment. As contemplated by the merger agreement, on August 9, 2011, Windstream received consent from the requisite lenders to amend certain provisions of its existing senior secured credit facilities and security agreement in order to, among other things, permit Windstream to leave PAETEC’s senior notes and senior secured notes outstanding following the completion of the merger.

Consent Solicitation. As contemplated by the merger agreement, PAETEC solicited and, on August 16, 2011, received consents from the requisite holders of PAETEC’s outstanding 9.5% Senior Notes due 2015, PAETEC’s outstanding 8 7/8% Senior Secured Notes due 2017, and PAETEC’s outstanding 9 7/8% Senior Notes due 2018 (collectively, the “Notes”) to proposed amendments to the indentures governing each series of Notes. The amendments provide that PAETEC’s obligation under each indenture to make an offer to purchase all of the outstanding Notes of the applicable series upon a change of control of PAETEC (as defined in such indenture) will not apply as a result of the merger, and clarify PAETEC’s obligations under the reporting covenant in each indenture.

See “The Merger—Financing Arrangements” on page 116 for additional information about the Commitment Letter, the Credit Agreement Amendment and the Consent Solicitation.

Peach Merger Sub, Inc.

Merger Sub is a Delaware corporation and a direct wholly-owned subsidiary of Windstream. Merger Sub was organized on July 27, 2011 solely for the purpose of effecting the merger with PAETEC. It has not carried on any activities other than in connection with the merger agreement.

PAETEC Holding Corp.

PAETEC is a competitive broadband communications services and solutions provider guided by the principle that delivering superior customer service is the key to competing successfully with other communications services providers. PAETEC’s primary business is providing business end-user customers in metropolitan areas with a package of integrated broadband communications services that encompasses data services, including Internet access services and virtual private network services, and voice services, including local telephone services and domestic and international long distance services. As of June 30, 2011, PAETEC provided services in 48 states and the District of Columbia for approximately 53,000 business customers in a service area encompassing 86 of the country’s top 100 metropolitan statistical areas.

PAETEC is incorporated in Delaware. PAETEC’s principal executive offices are located at One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, and its telephone number is (585) 340-2500. PAETEC’s website is located at www.paetec.com. Information on PAETEC’s website does not form a part of this proxy statement/prospectus.

PAETEC’s common stock is listed on the NASDAQ Global Select Market under the trading symbol “PAET.”

Additional information about PAETEC and its subsidiaries is included in the section of this proxy statement/prospectus entitled “Information About PAETEC.” See “Where You Can Find More Information” beginning on page 203 for information on how you can view reports and other documents filed with the SEC by PAETEC.

THE SPECIAL MEETING

General

The PAETEC board of directors is using this proxy statement/prospectus to solicit proxies from the holders of shares of PAETEC common stock for use at the special meeting of PAETEC stockholders. PAETEC is first mailing to its stockholders this proxy statement/prospectus, including a notice of the special meeting and a form of proxy, on or about                      , 2011.

Date, Time and Place of the Special Meeting

The special meeting is scheduled to be held at PAETEC’s headquarters located at                                                                                                                                 on                     , 2011, at         , local time.

Purpose of the Special Meeting

At the special meeting, holders of PAETEC common stock will be asked to:

1.	consider and vote upon a proposal to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement;

2.	cast an advisory (nonbinding) vote to approve “golden parachute” compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger; and

3.	consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

Recommendations of the PAETEC Board of Directors

The PAETEC board of directors unanimously recommends that PAETEC stockholders vote:

•	“FOR” adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement;

•

“FOR” approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger; and

•

“FOR” approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

As discussed elsewhere in this proxy statement/prospectus, PAETEC’s board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and has determined that the merger agreement and the merger are fair to, advisable and in the best interests of PAETEC and its stockholders. PAETEC stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, PAETEC stockholders are directed to the merger agreement, which is attached as Annex A to this proxy statement/prospectus.

Adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement is subject to a vote by the PAETEC stockholders separate from the vote on approval of the “golden parachute” compensation, and approval of the “golden parachute” compensation is not a condition to completion of the merger.

Required Vote for Adoption of Merger Agreement

Assuming a quorum is present at the special meeting, adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement will require the affirmative vote of the holders of a majority of the shares of PAETEC common stock outstanding as of the record date for the special meeting.

If you fail to vote, if you fail to authorize your broker to vote on your behalf (which will result in a broker non-vote, as described below under “—Quorum”), or if you abstain from voting, the effect will be the same as if you had voted against the adoption of the merger agreement.

Required Vote on Other Proposals

Assuming a quorum is present at the special meeting, approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger will require the affirmative vote of the holders of a majority of the shares of PAETEC common stock present in person or represented by proxy at the special meeting and entitled to vote on this proposal. An abstention from voting on this proposal will have the same effect as a vote against the proposal. Broker non-votes will not affect whether this proposal is approved. Because the vote on this proposal is advisory, the result of the vote will not be binding on PAETEC.

Approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement, will require the affirmative vote of the holders of a majority of the shares of PAETEC common stock present in person or represented by proxy at the special meeting and entitled to vote on this proposal. An abstention from voting on this proposal will have the same effect as a vote against the proposal. Broker non-votes will not affect whether this proposal is approved. See “Adjournment Proposal” on page 136 for more information about this proposal.

PAETEC Security Ownership of Management and Certain Beneficial Owners

The following table presents information regarding the beneficial ownership of PAETEC common stock as of August 1, 2011 (except as indicated below) by:

•	each of PAETEC’s directors;

•	PAETEC’s Chief Executive Officer, its Chief Financial Officer and its five other most highly compensated executive officers for 2010, including two former officers;

•	all directors and executive officers of PAETEC as a group; and

•	each person known by PAETEC to own beneficially more than 5% of PAETEC’s common stock.

The following information has been presented in accordance with the SEC’s rules and is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC’s rules, beneficial ownership of a class of capital stock as of any date includes any shares of that class as to which a person, directly or indirectly, has or shares voting power or investment power as of that date and also any shares as to which a person has the right to acquire sole or shared voting or investment power as of or within 60 days after that date through the exercise of any stock option or warrant or the vesting of any restricted stock unit, without regard to whether the right expires before the end of the 60-day period or continues thereafter. If two or more persons share voting power or investment power with respect to specific securities, all of those persons may be deemed to be the beneficial owners of the securities. Information with respect to persons other than the holders listed in the table below that share beneficial ownership with respect to the securities shown is set forth following the table.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Executive Officers and Directors:
Richard T. Aab	8,391,543	5.7
Edward J. Butler, Jr.	1,121,894	*
Arunas A. Chesonis	6,689,191	4.6
Mario DeRiggi	289,310	*

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (%)
Shelley Diamond	50,498	*
H. Russell Frisby, Jr.	144,057	*
Tansukh V. Ganatra	2,421,761	1.7
Michael C. Mac Donald	100,998	*
William R. McDermott	104,857	*
Robert D. Moore, Jr.	300,832	*
Mary K. O’Connell	71,189	*
Alex Stadler	139,798	*
Keith M. Wilson	829,435	*
Laurie Zaucha	56,739	*
Mark Zupan	176,723	*
All directors and executive officers as a group (16 persons)	21,121,575	14.3
Other Stockholders:
BlackRock, Inc.	8,871,966	6.1
Columbia Wanger Asset Management, L.P.	14,743,000	10.1
FMR LLC	8,024,360	5.5
Penn Capital Management	7,921,094	5.4
Sankaty Credit Opportunities III, L.P. and others	7,801,908	5.4
Wayzata Investment Partners LLC	12,876,887	8.8

*	Represents beneficial ownership of less than 1%.

The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by the person, which includes the number of shares as to which the person has the right to acquire voting or investment power as of or within 60 days after such date, by the sum of the number of shares outstanding as of the date plus the number of shares as to which the person has the right to acquire voting or investment power as of or within 60 days after such date. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner.

The information concerning Mr. Aab is based on PAETEC’s records and on information filed with the SEC on Schedule 13D/A on December 17, 2009. Mr. Aab reports that the shares of common stock shown as beneficially owned by him include shares held by Melrich Associates, L.P., for which Mr. Aab and his wife are the sole general partners and share voting and investment power. The amount shown in the table also includes 811,639 shares issuable upon the exercise of stock options and a warrant that are exercisable as of or within 60 days after August 1, 2011. Mr. Aab’s address is c/o PAETEC Holding Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450.

The shares of common stock shown as beneficially owned by Mr. Butler are based on PAETEC’s records as of the termination of Mr. Butler’s employment on November 5, 2010 and include 11,250 shares issuable upon the exercise of stock options that were exercisable as of or within 60 days after such date.

The information concerning Mr. Chesonis is based on PAETEC’s records and on information filed with the SEC on Schedule 13D/A on May 17, 2010. The shares of common stock shown as beneficially owned by Mr. Chesonis include 548,535 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011. Mr. Chesonis’s address is c/o PAETEC Holding Corp., One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450.

The shares of common stock shown as beneficially owned by Mr. DeRiggi include 52,232 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011.

The shares of common stock shown as beneficially owned by Ms. Diamond include 43,999 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011.

The shares of common stock shown as beneficially owned by Mr. Frisby include 132,891 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011.

The shares of common stock shown as beneficially owned by Mr. Ganatra include 342,500 shares as to which Mr. Ganatra has sole voting and investment power through a stock control agreement with his son, 235,000 shares as to which Mr. Ganatra has sole voting and investment power through a stock control agreement with his wife, 1,700,000 shares held in charitable remainder trusts for which Mr. Ganatra has sole voting and investment power, and 19,499 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011.

The shares of common stock shown as beneficially owned by Mr. Mac Donald include 13,999 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011.

The shares of common stock shown as beneficially owned by Mr. McDermott include 52,598 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011.

The shares of common stock shown as beneficially owned by Mr. Moore include 72,385 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011.

The shares of common stock shown as beneficially owned by Ms. O’Connell include 44,111 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011.

The shares of common stock shown as beneficially owned by Mr. Stadler include 130,299 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011.

The shares of common stock shown as beneficially owned by Mr. Wilson include 103,649 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011.

The shares of common stock shown as beneficially owned by Ms. Zaucha are based on PAETEC’s records as of the termination of Ms. Zaucha’s employment on March 4, 2011 and include 48,250 shares issuable upon the exercise of stock options that were exercisable as of or within 60 days after such date.

The shares of common stock shown as beneficially owned by Mr. Zupan include 149,224 shares issuable upon the exercise of stock options that are exercisable as of or within 60 days after August 1, 2011.

The shares of common stock shown as beneficially owned by all directors and executive officers as a group include 2,305,485 shares issuable upon the exercise of stock options and warrants that are exercisable, and the vesting of restricted stock units that are vested or subject to vesting, as of or within 60 days after August 1, 2011, or, with respect to the executive officers identified above who are no longer employed by PAETEC, as of or within the dates indicated above.

The information concerning BlackRock, Inc. is based on information filed with the SEC on Schedule 13G on February 7, 2011. BlackRock, Inc. reports sole dispositive and sole voting power over all of the shares shown. BlackRock, Inc.’s address is 40 East 52nd Street, New York, New York 10022.

The information concerning Columbia Wanger Asset Management, L.P. is based on information filed with the SEC on Schedule 13G/A on February 11, 2011. Columbia Wanger Asset Management, L.P. reports that it has sole dispositive power over all of the shares shown and sole voting power over 13,518,000 of the shares shown. The shares shown include shares held by Columbia Acorn Trust, a Massachusetts business trust advised by the reporting person. Columbia Wanger Asset Management, L.P.’s address is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

The information concerning FMR LLC (“FMR”) is based on information filed with the SEC on Schedule 13G/A on February 14, 2011. FMR reports that the shares of common stock shown as beneficially owned by it include 7,624,220 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) a wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as a result of Fidelity’s service as investment adviser to various investment companies. Each of Edward C. Johnson, III, the Chairman of FMR, FMR, through its control of Fidelity, and unnamed investment companies has sole power to dispose of the shares owned by the investment companies. Members of the family of Mr. Johnson are the predominant owners of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by any investment company, which power resides with each such investment company’s board of trustees. Pyramis Global Advisors Trust Company, an indirect, wholly-owned subsidiary of FMR and a bank, is the beneficial owner of 400,140 shares of common stock as a result of its serving as investment manager of institutional accounts owning such shares. Mr. Johnson and FMR each has sole dispositive power over 400,140 shares of common stock and sole power to vote or direct the voting of 400,140 shares of common stock owned by the institutional accounts managed by Pyramis Global Advisors Trust Company. FMR’s address is 82 Devonshire Street, Boston, Massachusetts 02109.

The information concerning Penn Capital Management is based on information filed with the SEC on Schedule 13G on February 15, 2011. Penn Capital Management reports sole voting and dispositive power over all of the shares shown. Penn Capital Management’s address is Navy Yard Corporate Center, Three Crescent Drive, Suite 400, Philadelphia, Pennsylvania 19112.

The information concerning Sankaty Credit Opportunities III, L.P. and others is based on information filed with the SEC on Schedule 13G on February 14, 2011 by Sankaty Credit Opportunities III, L.P. (“COPS III”), Sankaty Credit Opportunities IV, L.P. (“COPS IV”), Sankaty Credit Opportunities (Offshore) IV, L.P. (“COPS IV Offshore”) and Sankaty Advisors, LLC in its capacity as the investment manager for a managed account client. The Schedule 13G states that COPS III has sole voting and dispositive power with respect to 2,425,677 shares of common stock, COPS IV has sole voting and dispositive power with respect to 2,046,296 shares of common stock, COPS IV Offshore has sole voting and dispositive power with respect to 2,636,310 shares of common stock, and Sankaty Advisors, LLC has sole voting and dispositive power with respect to 693,625 shares of common stock. The reporting persons also state that Sankaty Credit Member, LLC is the managing member of COPS III and COPS IV, that Sankaty Credit Member (Offshore), Ltd. is the general partner of COPS IV Offshore, that Sankaty Advisors, LLC has entered into an investment management agreement with a managed account client pursuant to which it has authority to acquire, dispose of, and vote securities on behalf of such client, and that Jonathan S. Lavine is the managing member of Sankaty Credit Member, LLC and a director of Sankaty Credit Member (Offshore), Ltd. The address for COPS III, COPS IV, COPS IV Offshore and Sankaty Advisors, LLC is 111 Huntington Avenue, Boston, Massachusetts 02199.

The information concerning Wayzata Investment Partners LLC (“Wayzata”) is based on information filed with the SEC on Schedule 13G/A on February 14, 2011. Wayzata serves as an investment adviser to Wayzata Recovery Fund, LLC, Wayland Distressed Opportunities Fund I-B, LLC, Wayland Distressed Opportunities Fund I-C, LLC, Wayzata Opportunities Fund II, L.P., Wayzata Opportunities Fund Offshore II, L.P., Wayzata Opportunities Fund, LLC, and Wayzata Opportunities Fund Offshore, L.P. Wayzata and Patrick J. Halloran, an individual who serves as the managing member of Wayzata, report that they share voting and dispositive power over all of the shares shown. Wayzata and Mr. Halloran disclaim beneficial ownership of the shares owned by the funds which they manage. The address for Wayzata and Mr. Halloran is 701 East Lake Street, Suite 300, Wayzata, Minnesota 55391.

As of August 1, 2011, there were 145,634,946 shares of PAETEC common stock outstanding.

Voting by Directors and Executive Officers

As of the record date for the special meeting, PAETEC’s directors and executive officers had the power to vote approximately         % of the shares of PAETEC common stock outstanding and entitled to vote at the special meeting.

Voting Agreement

As an inducement to and a condition of Windstream’s willingness to enter into the merger agreement, certain directors and executive officers of PAETEC, who collectively beneficially owned approximately         % of the outstanding PAETEC common stock as of the record date for the PAETEC special meeting, have signed a voting agreement committing them to vote any shares held by them in favor of adoption of the merger agreement and against any alternative proposal or any other action which is reasonably likely to adversely affect or interfere with the consummation of the transactions contemplated by the merger agreement. A copy of the form of this voting agreement is attached as Annex B to this proxy statement/prospectus.

Record Date; Outstanding Shares; Shares Entitled to Vote

The PAETEC board of directors has fixed the close of business on                     , 2011 as the record date for determination of stockholders entitled to notice of, and to vote at, the special meeting. Only stockholders of record of shares of PAETEC common stock as of the close of business on the record date will receive notice of, and be entitled to, vote at the special meeting and any adjournments, postponements or continuations of the special meeting.

As of                     , 2011, the record date for the special meeting, there were             shares of PAETEC common stock outstanding and held by approximately                     holders of record. Each stockholder is entitled to one vote at the special meeting for each share of PAETEC common stock held by that stockholder at the close of business on the record date. PAETEC’s common stock is the only security the holders of which are entitled to notice of, and to vote at, the special meeting.

Quorum

The holders of a majority of the shares of PAETEC common stock issued and outstanding and entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum at the special meeting. There must be a quorum in order for the vote on adoption of the merger agreement and the other proposals to be taken. It is important that PAETEC stockholders vote promptly so that their shares are counted toward the quorum.

All shares of PAETEC common stock represented at the special meeting, including as abstentions and broker non-votes, will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum.

Broker-dealers who hold their customers’ shares in street name may, under the applicable rules of the exchanges and other self-regulatory organizations of which the broker-dealers are members, vote the shares of their customers on routine proposals when they have not received instructions from the customer. Under these rules, brokers may not vote shares of their customers on non-routine matters without instructions from their customers. A “broker non-vote” occurs with respect to any proposal when a broker holds shares of a customer in its name and is not permitted to vote on that proposal without instruction from the beneficial owner of the shares and no instruction is given.

Voting of Proxies

All shares represented by properly submitted proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the stockholders giving those proxies. Properly submitted proxies that do not contain voting instructions will be voted:

•	“FOR” adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement;

•

“FOR” approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation payable under existing arrangements that certain PAETEC executive officers may receive in connection with the merger; and

•

“FOR” approval of one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

How to Vote

Whether or not you plan to attend the special meeting in person, you should submit your proxy as soon as possible.

If you own shares of PAETEC common stock in your own name, you are an “owner of record.” This means that you may use the enclosed proxy card or the Internet or telephone voting options to tell the persons named as proxies how to vote your shares of PAETEC common stock.

You have four voting options:

Mail. You can submit your proxy by mail by completing, signing, dating and mailing your proxy card in the postage-paid envelope included with this proxy statement/prospectus.

Internet. You can submit your proxy over the Internet by accessing the website at www.voteproxy.com, clicking on the link “Vote Your Proxies” and following the instructions on the website. Internet voting is available 24 hours a day. If you submit your proxy over the Internet, please do not return your proxy card.

Telephone. You can submit your proxy by telephone by calling the toll-free number 1-800-PROXIES (1-800-776-9437) in the United States, Canada or Puerto Rico on a touch-tone phone. You will then be prompted to enter the control number printed on the enclosed proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day. If you submit your proxy by telephone, please do not return your proxy card.

In Person. You may attend the special meeting and cast your vote in person by written ballot as described below under “—Voting in Person at the Special Meeting.” To ensure that your shares are voted at the special meeting, the PAETEC board of directors recommends that you submit a proxy even if you plan to attend the special meeting.

If your shares are held in “street name” by a broker, bank or other institution as nominee, please follow the voting instructions provided by that entity. If you do not instruct your bank, broker or other nominee how to vote your shares with respect to each proposal, those shares will not be voted on such proposals at the special meeting, and your bank, broker or other nominee will not be authorized to vote.

The Internet and telephone voting options available to holders of record are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that these instructions have been properly recorded. Proxies submitted over the Internet or by telephone through such a program must be received by 11:59 p.m., Eastern Time, on                     , 2011. Submitting a proxy will not affect your right to vote in person if you decide to attend the special meeting.

Revoking Your Proxy

Your grant of a proxy on the enclosed proxy card or through one of the alternative methods discussed above does not prevent you from voting in person or otherwise revoking your proxy at any time before it is voted at the special meeting. If your shares of PAETEC common stock are registered in your own name, you may revoke your proxy in one of the following ways:

•

by delivering to PAETEC Holding Corp., 600 Willowbrook Office Park, Fairport, New York 14450, Attn: Mary O’Connell, Secretary, a written notice revoking your proxy that bears a date later than the date of the proxy that you are revoking and that is received before the special meeting;

•	by submitting another proxy card bearing a later date and mailing it so that it is received before the special meeting;

•	by submitting another proxy using the Internet or telephone voting procedures; or

•

by attending the special meeting and voting in person, although simply attending the meeting will not revoke your proxy, as you must deliver a notice of revocation or vote at the special meeting in order to revoke a prior proxy.

Your last vote is the vote that will be counted.

If you have instructed a broker, bank or other nominee to vote your shares, you must follow the directions received from your broker or other nominee if you wish to change your vote.

Voting in Person at the Special Meeting

All stockholders of record may vote their shares in person by attending the special meeting and submitting the ballot that will be provided there.

If your shares are held in “street name,” you may vote in person at the special meeting if you have a legal proxy from the holder of record. You will need to ask the broker or bank or other institution holding your shares for a legal proxy and bring the legal proxy with you to the special meeting. You will not be able to vote your shares at the meeting without a legal proxy. If you request a legal proxy, any previously executed proxy will be revoked, and your vote will not be counted unless you appear at the special meeting and vote in person or legally appoint another proxy to vote on your behalf.

Proxy Solicitations

PAETEC is soliciting proxies for the special meeting from PAETEC stockholders. PAETEC will bear the entire cost of soliciting proxies from PAETEC stockholders, including the expenses incurred in connection with the filing of the registration statement of which this proxy statement/prospectus is a part. In addition to this mailing, PAETEC’s directors, officers and employees, who will not receive any additional compensation for their services, may solicit proxies personally, electronically or by telephone. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of PAETEC common stock held of record by those persons, and PAETEC will reimburse these brokerage firms, custodians, nominees and fiduciaries for related, reasonable out-of-pocket expenses they incur.

PAETEC has made arrangements with Morrow & Co., LLC to aid in the solicitation of proxies and in communications with stockholders regarding the merger agreement and the merger, at a fee of approximately $50,000 plus reimbursement of reasonable out-of-pocket expenses. PAETEC has agreed to indemnify Morrow & Co, LLC against any claims, costs, damages, liabilities, judgments and expenses such firm may incur in providing these services.

A list of stockholders entitled to vote at the special meeting will be open for examination by any PAETEC stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of ten days before the meeting at PAETEC’s principal executive offices at 600 Willowbrook Office Park, Fairport, New York 14450, and at the time and place of the meeting during the entire time of the meeting.

Other Business

The PAETEC board of directors is not aware of any other business to be acted upon at the special meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the special meeting, please contact PAETEC’s proxy solicitor, Morrow & Co., LLC, toll-free at (800) 276-3011.

THE MERGER

(PROPOSAL NO. 1)

General

On July 31, 2011, PAETEC’s board of directors unanimously approved the merger agreement, which provides that, subject to specified terms and conditions, at the effective time of the merger, Merger Sub will be merged with and into PAETEC. PAETEC will survive the merger as a direct, wholly-owned subsidiary of Windstream. At the effective time of the merger, each share of PAETEC common stock (other than shares owned by PAETEC, Windstream, Merger Sub and their wholly-owned subsidiaries) will be converted into the right to receive 0.460 shares of Windstream common stock. For information regarding the treatment of PAETEC stock options, restricted stock units and warrants in the merger, see “The Merger Agreement—Stock Options, Restricted Stock Units and Warrants” beginning on page 119. The merger agreement provides that the merger consideration will be adjusted appropriately if, prior to the effective time of the merger, there is a change in the outstanding shares of PAETEC common stock or Windstream common stock as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock distribution with a record date during such period.

Background of the Merger

The following is a summary of the meetings, negotiations, material contacts and discussions between PAETEC and Windstream that preceded the execution of the merger agreement, as well as the material contacts PAETEC had with third parties concerning a potential strategic transaction with PAETEC.

Since PAETEC Corp. completed its combination with US LEC Corp. in February 2007, and before the events leading up to the negotiation and execution of the merger agreement, PAETEC engaged in numerous discussions with a number of other companies in the telecommunications industry regarding a variety of possible business opportunities. These discussions ranged from possible commercial or partnering arrangements to possible acquisitions by or of PAETEC or other business combination transactions. PAETEC received, on occasion, unsolicited inquiries from third parties regarding possible business combinations or other strategic transaction opportunities. Given the consolidation in the telecommunications industry that occurred during this period, PAETEC engaged in these discussions as part of its ongoing evaluation of business opportunities in the telecommunications industry.

A number of the discussions during this period involved potential business combinations pursued by PAETEC in accordance with its strategy of supplementing internal growth with a program of targeted acquisitions. Pursuant to this program, PAETEC completed acquisitions of a number of companies, including McLeodUSA Incorporated in February 2008, Cavalier Telephone Corporation in December 2010, and XETA Technologies, Inc. (“XETA”) in May 2011.

During this period, PAETEC regularly entered into nondisclosure agreements with third parties for purposes of exchanging material non-public information for evaluation purposes, even though discussions generally were brief and informal. For example, during 2009 alone, PAETEC entered into nondisclosure agreements, and engaged in exploratory discussions, with approximately six different third parties, including Windstream (as discussed further below), regarding possible strategic transaction alternatives. None of these discussions in 2009 resulted in an agreement or understanding regarding an acquisition of PAETEC by a third party or a business combination transaction involving PAETEC.

As part of PAETEC’s ongoing evaluation of business opportunities in the telecommunications industry, Windstream and PAETEC also engaged in discussions during this period. In particular, in September 2009, representatives of Windstream contacted representatives of PAETEC regarding a possible business combination transaction. Windstream and PAETEC entered into a mutual nondisclosure agreement governing, among other things, the provision of non-public information for each party’s use in evaluating such a transaction. Windstream and PAETEC held one meeting between members of the senior management of each company, but discussions by the companies ended without any additional diligence activities or anticipated follow-up. Thereafter, between Fall 2009 and June 2011, representatives of Windstream and PAETEC conducted occasional, informal discussions regarding possible commercial arrangements, but none of these informal discussions related to a possible business combination transaction, nor did such discussions result in any agreement or understanding between PAETEC and Windstream relating to any material commercial arrangements.

On June 13, 2011, at the request of Jeffrey Gardner, Chief Executive Officer of Windstream, Arunas Chesonis, Chairman and Chief Executive Officer of PAETEC, and Mr. Gardner met over dinner in Rochester, New York. During the dinner, Mr. Gardner indicated that Windstream was interested in pursuing a possible business combination transaction with PAETEC and that he would be sending a preliminary term sheet to Mr. Chesonis regarding such a transaction. Mr. Gardner also outlined the general terms of the proposed transaction that would be reflected in the preliminary term sheet. Later that evening, Mr. Chesonis received the preliminary term sheet from Windstream. The term sheet, among other things, proposed a merger of the companies based on a fixed exchange ratio reflecting a conversion price of $5.25 per share for each share of PAETEC common stock outstanding (payable in shares of Windstream common stock), indicated that the proposal would not be subject to a financing contingency and that the transaction would not require a vote of Windstream stockholders, and proposed that the parties execute an exclusivity agreement and commence diligence activities. In addition, the term sheet proposed that the merger agreement would provide for an $80 million break-up fee payable by PAETEC upon termination of the merger agreement in certain circumstances, including if Windstream determined to terminate the merger agreement after an adverse recommendation change by the PAETEC board of directors. The term sheet also proposed that the merger agreement would include a “force the vote” provision that would require PAETEC to hold a meeting of stockholders even if the board of directors of PAETEC changed its recommendation, and that the merger agreement would not include a fiduciary termination right in the event the PAETEC board received a superior proposal from a third party.

On June 16, 2011, PAETEC and Windstream entered into a letter agreement extending the term of their 2009 nondisclosure agreement to permit the exchange of non-public information. Between June 16, 2011 and July 8, 2011, because of other ongoing corporate finance transaction activities by PAETEC, Windstream and PAETEC did not engage in further discussions or diligence activities, except that members of the PAETEC and Windstream finance departments had a brief conversation regarding PAETEC’s existing indebtedness, and PAETEC provided Windstream’s finance department with certain information and materials relating to the terms of PAETEC’s outstanding debt instruments.

On July 8, 2011, the board of directors of PAETEC held a special telephonic board meeting, with representatives of BofA Merrill Lynch and PAETEC’s outside legal advisor, Hogan Lovells US LLP (“Hogan Lovells”), present. Mr. Chesonis reported on his discussions with Mr. Gardner, including the terms of the unsolicited proposal set forth in the Windstream preliminary term sheet. A representative of Hogan Lovells discussed with the board, among other things, the board’s fiduciary duties when considering a business combination or acquisition proposal. A representative of BofA Merrill Lynch discussed with the board, among other things, the current market conditions in the telecommunications industry and the status of the capital markets, and certain preliminary considerations regarding a potential business combination with Windstream. The PAETEC board discussed, among other things, the benefits to PAETEC and its stockholders of potential synergies from a combination transaction, the quality and potential value of the Windstream shares that would be received as merger consideration, the greater liquidity of investment that would be available to PAETEC stockholders as a result of the larger market capitalization of the combined company, the consistency of Windstream’s dividend policy, and Windstream’s ability to refinance, repay or repurchase PAETEC’s outstanding debt, if necessary, as a result of a combination transaction. After further discussion, including with its financial and legal advisors, the board authorized management to pursue negotiations with Windstream regarding a possible business combination and directed management to seek more favorable transaction terms than those set forth in Windstream’s preliminary term sheet, including an increase in the proposed merger consideration.

On July 9, 2011, Mr. Chesonis and Mr. Gardner had several discussions regarding Windstream’s proposal. During these discussions, Mr. Chesonis conveyed to Mr. Gardner that, among other things, the value of the proposed merger consideration in Windstream’s June 13 preliminary term sheet needed to be improved. The two executives also discussed other aspects of a possible transaction. During these discussions, Mr. Gardner informed Mr. Chesonis that he was prepared to recommend to the Windstream board an increase in the value of the merger consideration from $5.25 to $5.40 per share of PAETEC common stock to be expressed in a fixed exchange ratio, subject to PAETEC’s agreeing to negotiate a transaction exclusively with Windstream.

Also on July 9, 2011, the Chief Executive Officer of another telecommunications company, referred to in this proxy statement/prospectus as “Company A,” sent Mr. Chesonis a text message and left a separate voicemail message requesting to speak with Mr. Chesonis.

On July 10, 2011, Mr. Chesonis returned the call from the CEO of Company A. During the telephone conversation, the CEO of Company A expressed an interest in pursuing a possible business combination between Company A and PAETEC, informed Mr. Chesonis that Company A intended to deliver a written proposal later that day and outlined the general terms of the proposed business combination that would be reflected in the written proposal. The CEO of Company A also contacted the Vice Chairman of the board of directors of PAETEC that same day and conveyed a similar message. That afternoon, PAETEC received a letter from the CEO of Company A setting forth the terms of a proposal for Company A to acquire all of the outstanding common stock of PAETEC. The letter indicated that Company A was prepared to offer between $5.45 and $5.75 per share of PAETEC common stock in a cash and stock transaction, consisting of 80% Company A common stock and 20% cash consideration. Based on the number of outstanding shares of Company A and the then-current prices of Company A and PAETEC shares, the proposal would result in PAETEC stockholders owning approximately 44% of the combined company. The letter indicated that the proposal was subject to conditions, including completion of diligence activities and negotiation of definitive documentation. The letter did not address how Company A proposed to finance the cash portion of the transaction or the requisite refinancing of PAETEC’s approximately $1.5 billion of outstanding debt that would or could become payable in connection with such transaction, the proposed governance structure of the combined company or Company A’s need for stockholder approval of the proposed transaction given the significant number of shares to be issued based on Company A’s proposal.

PAETEC was already familiar with Company A, including its business activities and financial performance, when it received Company A’s letter on July 10, 2011. Mr. Chesonis and the CEO of Company A had spoken on a number of occasions in the past, including with respect to possible business combination transactions as part of PAETEC’s ongoing evaluation of such transactions. In particular, on two previous occasions in 2009 and 2010, representatives of Company A had approached representatives of PAETEC in connection with a proposed business combination transaction in which Company A would have acquired all of the outstanding PAETEC common stock. In addition, in March 2011, PAETEC had approached Company A regarding a possible business combination proposal in which PAETEC would have acquired Company A. In each case, the discussions were terminated prior to reaching any agreement regarding terms of a proposed transaction or any agreement or understanding between PAETEC and Company A relating to a business combination.

Also on July 10, 2011, Mr. Gardner informed Mr. Chesonis that Windstream was prepared to increase its previous proposal concerning merger consideration from $5.40 to $5.45 per share of PAETEC common stock on the previously discussed condition that PAETEC agree to negotiate a transaction exclusively with Windstream. Later that day, a representative of Windstream delivered a proposed exclusivity agreement to PAETEC, which, among other terms, provided that PAETEC would negotiate a business combination transaction exclusively with Windstream through 5:00 p.m. on August 9, 2011.

During the evening of July 10, 2011, the PAETEC board of directors held a special telephonic board meeting, with representatives of BofA Merrill Lynch and Hogan Lovells present. Members of management provided the board with an update on the events that had transpired since the prior board meeting on July 8, 2011, including the discussions between Mr. Chesonis and Mr. Gardner and the receipt of the unsolicited letter from Company A, a copy of which had been distributed to the board members prior to the meeting. A representative of BofA Merrill Lynch reviewed, among other things, the financial terms of the Windstream proposal and of the Company A letter and certain financial implications of a transaction with either Windstream or Company A. Representatives of BofA Merrill Lynch noted that Company A’s proposal would require the approval of Company A’s stockholders as a condition to closing and that Windstream’s proposal would not require a vote of Windstream’s stockholders as a condition to closing. Representatives of BofA Merrill Lynch also noted that Company A and Windstream could each need to obtain additional financing to refinance, repay or repurchase PAETEC’s indebtedness, as required, in connection with each of their proposed transactions, and that the ability of each company to do so could become uncertain, expensive or difficult if the capital markets were to experience disruptions. Representatives of BofA Merrill Lynch further noted that Company A’s proposal had not indicated whether Company A had a plan for obtaining the financing, that Windstream had provided that its proposal would not be subject to a financing contingency, and that, based on the respective abilities of Windstream and Company A to raise financing in the public markets previously, Windstream would be expected to have less difficulty doing so than Company A.

During the July 10 meeting, the PAETEC board of directors discussed, among other things, that based on a comparison of the Windstream and Company A proposals, Windstream appeared to offer a higher-quality stock yielding a higher dividend, Windstream’s proposal appeared to carry substantially less financing contingency risk, Windstream’s future financial performance appeared to be subject to less risk and to be more stable, a Windstream stockholder vote to approve a transaction was not required, and Windstream appeared to have a strong and established track record of successfully integrating acquisitions of telecommunications companies. The PAETEC board discussed whether to seek to continue negotiations with Windstream without granting Windstream exclusive negotiating rights, but believed, based upon Windstream’s continuing insistence on exclusivity during discussions with management, that there was a significant risk that Windstream would not proceed further without exclusivity. The PAETEC board, while not prepared to accept all of the terms in Windstream’s proposal, determined it was appropriate to grant Windstream exclusivity for three weeks (rather than the four weeks requested by Windstream) given the increased merger consideration included in Windstream’s latest proposal, with the understanding that, through diligence and negotiations, PAETEC management would seek to make Windstream aware of additional benefits to it of a business combination (including growth opportunities and possible additional synergies) and seek improvement in the proposed merger consideration and other terms. Consistent with the foregoing, after evaluating, among other things, the terms of Company A’s proposal and the risk that Windstream would terminate further discussions without exclusivity, as well as the advice of its financial and legal advisors, the PAETEC board authorized management to enter into, on behalf of PAETEC, an exclusivity agreement with Windstream through July 31, 2011 and to engage in negotiations and additional diligence activities with Windstream to determine whether PAETEC and Windstream could reach agreement on the terms of a proposed business combination.

On July 11, 2011, PAETEC and Windstream entered into an exclusivity agreement pursuant to which, among other things, PAETEC agreed to negotiate exclusively with Windstream through 5:00 p.m. on July 31, 2011 regarding any business combination or similar transaction involving PAETEC. In addition, throughout the day on July 11, 2011, members of each company’s senior management and the financial and legal advisors to PAETEC and Windstream met in New York City to exchange business and financial information. Management discussions and presentations by each company were followed by breakout sessions among members of management and their advisors. Thereafter and continuing until the execution of the merger agreement on July 31, 2011, the management teams of PAETEC and Windstream, together with their respective financial, legal and accounting advisors, performed a diligence review with respect to the other company through a series of telephonic discussions and review of publicly available and non-public information.

On July 12, 2011, PAETEC received a revised preliminary term sheet from Windstream that reflected certain open issues to be addressed by the parties during negotiations, including the “force the vote” provisions and the circumstances under which PAETEC could terminate the merger agreement. The revised term sheet also expressed the merger consideration as a fixed exchange ratio of 0.415 of a share of Windstream common stock for each share of PAETEC common stock, which reflected a value of approximately $5.45 per share of PAETEC common stock as of July 8, 2011.

Also on July 12, 2011, Mr. Chesonis received an e-mail from the CEO of Company A reiterating Company A’s interest in a combination with PAETEC, and noting that Company A would be in a position to increase its proposal above $6.00 per share of PAETEC common stock and would be separately sending an analysis of Company A’s proposal. The CEO of Company A also called PAETEC’s lead independent director regarding Company A’s revised proposal. Later that evening, Mr. Chesonis received a revised proposal from Company A. The proposal noted, among other things, that Company A was prepared to offer $6.50 for each share of PAETEC common stock, consisting of 80% Company A common stock and 20% cash consideration, and that, with the benefit of full access to the PAETEC management team and financial information, Company A might be able to increase its proposal above $6.50 per share. The letter was accompanied by Company A’s preliminary analysis of the benefits of the proposed combination. Neither the letter nor the accompanying analysis addressed the refinancing or other treatment of PAETEC’s outstanding debt, the governance structure of the combined company or Company A’s need for stockholder approval of the proposed transaction. A copy of the revised proposal was distributed to the members of the PAETEC board of directors on July 13, 2011.

On July 15, 2011, the PAETEC board of directors held a special telephonic board meeting, with representatives of BofA Merrill Lynch, Hogan Lovells and Richards, Layton & Finger, P.A. (“Richards Layton”), Delaware counsel, present. Mr. Chesonis reported on the status of negotiations with Windstream, including, among other things, that Windstream had agreed to reduce the break-up fee payable by PAETEC under the merger agreement from $80 million to $40 million, as well as on the additional unsolicited communications received from Company A regarding its revised proposal. Mr. Chesonis also stated that it was management’s recommendation, particularly in light of having received indications of interest from Company A, that PAETEC retain Richards Layton as special Delaware counsel to provide additional advice to the board with respect to Delaware law issues, in particular fiduciary duty matters. The board approved the retention of Richards Layton as special Delaware counsel at this meeting. Management also recommended that PAETEC retain a second financial advisor to evaluate the terms, conditions and structure of a possible transaction, and also retain a third financial advisory firm on a non-contingent fee basis solely for the purpose of evaluating the fairness of the merger consideration to be received in a combination transaction. At the meeting, the board determined to retain a second financial advisor to provide the foregoing financial advisory services. In addition, the board approved the retention of Houlihan Lokey on a non-contingent fee basis solely for the purpose of evaluating the fairness, from a financial point of view, of the merger consideration to be received by holders of PAETEC common stock. Representatives of Hogan Lovells led a discussion of various matters for the board to consider in evaluating the Windstream and Company A proposals. A representative of BofA Merrill Lynch discussed with the board, among other things, preliminary stand-alone valuation considerations for PAETEC, a further preliminary analysis of the financial terms of the Windstream proposal and certain other financial implications of the Windstream proposal. It was noted that BofA Merrill Lynch would make a presentation to the PAETEC board at the next board meeting regarding a preliminary analysis of the financial terms of Company A’s proposal. Immediately following the board meeting, the non-management directors met separately with Hogan Lovells present to discuss the proposals from Windstream and Company A.

Also on July 15, 2011, Windstream’s legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), provided an initial draft of a proposed merger agreement to Hogan Lovells. On July 17, 2011, Skadden provided an initial draft of a proposed voting agreement to Hogan Lovells that Windstream proposed would be signed by the directors and certain officers of PAETEC.

On July 19, 2011, the non-management members of the PAETEC board of directors retained Potter, Anderson & Corroon LLP (“Potter Anderson”) as special Delaware counsel to the non-management directors to provide additional advice to the non-management directors with respect to Delaware law issues, in particular fiduciary duty matters.

On July 20, 2011, the non-management members of the PAETEC board of directors met separately, with representatives of Potter Anderson present, to discuss matters relating to the Windstream and Company A proposals.

On July 22, 2011, the PAETEC board of directors held a special telephonic board meeting, with representatives of BofA Merrill Lynch, Deutsche Bank, Hogan Lovells, Richards Layton and Potter Anderson present. At the meeting, the board approved the retention of Deutsche Bank as an additional financial advisor to PAETEC to evaluate the terms, conditions and structure of a possible transaction. Representatives of Hogan Lovells and Richards Layton advised the board regarding certain legal considerations under Delaware law pertaining to a board of directors of a Delaware corporation when evaluating competing business combination proposals. Representatives of BofA Merrill Lynch and Deutsche Bank discussed with the board, among other things, a preliminary analysis of the financial terms of Company A’s proposal, certain publicly available information about Company A’s business and financial results, that Company A was in the process of integrating recently-acquired telecommunications businesses and certain other financial implications of the Company A proposal. The representatives of the financial advisors also noted in their discussions that Company A’s proposal, among other things, was subject to a diligence review of PAETEC, would require that Company A obtain significant financing and would require a vote by Company A’s stockholders to approve the transaction.

During the July 22 meeting, Mr. Chesonis also provided an update regarding the status of the Windstream discussions, including the status of diligence efforts and the status of negotiations regarding the proposed merger agreement and voting agreement. A representative of Hogan Lovells reviewed certain key provisions of the proposed merger agreement for the directors. Mr. Chesonis also reported, among other things, that Windstream’s second quarter 2011 financial results were positive, that Windstream’s results would show organic revenue growth and that Windstream’s growth prospects remained positive. The PAETEC board discussed, among other matters, the importance of the merger agreement containing an appropriate fiduciary termination right in the event PAETEC received a superior proposal from a third party (which was not included in the initial draft provided by Skadden on July 15, 2011) and the elimination of the “force the vote” provision with respect to PAETEC’s receipt of a superior proposal as proposed by PAETEC in its prior comments on the proposed merger agreement. Following the full board meeting, the non-management members of the PAETEC board of directors engaged in a separate telephone call, with representatives of Potter Anderson present, to discuss various matters discussed during the PAETEC board meeting.

Also on July 22, 2011, Hogan Lovells provided PAETEC’s comments on the draft merger agreement to Windstream and its counsel. Negotiations between PAETEC and Windstream and their respective financial and legal advisors concerning the merger agreement and the voting agreement continued until the time the proposed merger agreement was finalized for consideration by the boards of directors of PAETEC and Windstream, as described below. The merger agreement negotiations focused in large part on the scope of PAETEC’s representations and warranties, exceptions to covenants restricting the operations of PAETEC during the pre-closing period, the identification of regulatory approvals and other conditions to completion of the merger, the “force the vote” provision, and the bases for terminating the merger agreement. As discussed further below, the companies extensively negotiated the merger agreement terms under which PAETEC could consider an alternative acquisition proposal and change its recommendation in favor of the proposed merger, the terms under which PAETEC could terminate the merger agreement in the event PAETEC received a superior proposal, and the appropriate amount of the break-up fee and level of expense reimbursement payable by PAETEC, and the circumstances in which a break-up fee would be payable or expense reimbursement required. The companies exchanged various drafts of the merger agreement, including schedules and exhibits, during this period.

On July 24, 2011, PAETEC received a letter from the CEO of Company A reiterating Company A’s interest in pursuing a business combination with PAETEC. The letter also reiterated that Company A was prepared to offer $6.50 for each share of PAETEC common stock, consisting of 80% Company A common stock and 20% cash consideration, as reflected in the July 12 letter. The letter also stated that Company A’s proposal had no financing contingency, and that, given Company A’s cash position, Company A would have the cash on hand to satisfy the cash portion of the proposed merger consideration. The letter also reiterated that, with the benefit of full access to the PAETEC management team and financial information, Company A continued to believe it might be able to increase its proposal above $6.50 per share. The letter was accompanied by an updated analysis from Company A’s financial advisor regarding Company A’s preliminary analysis of the benefits of the proposed combination, and indicated that additional materials would be sent on July 28, 2011 containing information about Company A’s most recent quarterly performance.

Also on July 24, 2011, representatives of Hogan Lovells and Skadden had a telephonic discussion regarding Hogan Lovell’s comments on the proposed merger agreement. Later that evening, Skadden provided a revised draft of the merger agreement to Hogan Lovells.

On July 25, 2011, an informational call was held among members of PAETEC management, PAETEC board members, and representatives of BofA Merrill Lynch, Deutsche Bank, Hogan Lovells, Richards Layton and Potter Anderson. Mr. Chesonis updated the board on the status of the Windstream discussions, including diligence activities and merger agreement negotiations. A representative of Hogan Lovells updated the PAETEC board on the detailed presentation Windstream had provided with respect to its strategy to address PAETEC’s outstanding debt, including a consent solicitation to seek amendments to the change of control provisions of PAETEC’s public notes making those provisions inapplicable to the proposed merger and, if necessary, a tender offer for some or all of the notes. It was also discussed that Windstream would obtain a backstop financing commitment that would permit Windstream, if the consent solicitation and tender offer were unsuccessful, to repay or refinance PAETEC’s notes at the merger closing and/or to fund a repurchase offer for the notes after the closing. In addition, it was discussed that Windstream had not requested, nor did the proposed merger agreement contain, a financing contingency. Mr. Chesonis also reported on the unsolicited communication received from Company A on July 24, which management had distributed to the board that same day.

On July 26, 2011, a representative of BofA Merrill Lynch was contacted by the chief executive officer of another telecommunications company, referred to in this proxy statement/prospectus as “Company B.” The CEO of Company B expressed an interest in pursuing a business combination with PAETEC, but without proposing any specific terms. The CEO of Company B indicated, however, that Company B was not in a position, at this time, to engage in a transaction process.

On July 27, 2011, an informational call was held among members of PAETEC management, PAETEC board members, and representatives of BofA Merrill Lynch, Deutsche Bank, Hogan Lovells and Richards Layton. Mr. Chesonis updated the board on the status of the Windstream discussions and reported on the unsolicited communication received by a representative of BofA Merrill Lynch from Company B on July 26.

Also on July 27, 2011, one of PAETEC’s independent directors received an e-mail from one of the independent directors of Company A reiterating Company A’s interest in a business combination transaction with PAETEC and encouraging the PAETEC board to give serious consideration to Company A’s offer.

On the morning of July 28, 2011, PAETEC received a letter from the CEO of Company A discussing Company A’s most recent quarterly performance, accompanied by a summary presentation of performance results from Company A’s advisors and a copy of Company A’s quarterly earnings release. Copies of the letter and accompanying materials were distributed to the members of the PAETEC board of directors prior to the board meeting on July 28, 2011.

Also on July 28, 2011, the PAETEC board of directors held an in-person, all-day special board meeting in New York City, with members of PAETEC management and representatives of BofA Merrill Lynch, Deutsche Bank, Hogan Lovells, Richards Layton and Potter Anderson present. A representative of Hogan Lovells summarized the status of negotiations with respect to the proposed merger agreement, including a detailed discussion regarding, among other things, the terms under which PAETEC could consider an alternative acquisition proposal and change its recommendation in favor of the proposed merger, the “force the vote” provision, the provisions that would restrict PAETEC’s ability to engage in negotiations and consider alternative transaction proposals during the pre-closing period, the termination rights of the parties, the circumstances under which a break-up fee or reimbursement of expenses would be payable by PAETEC to Windstream and other circumstances under which the PAETEC board would have the right to change its recommendation of the transaction to stockholders. In addition, the Hogan Lovells representative discussed Windstream’s request that certain PAETEC directors and officers enter into a voting agreement, as well as the proposed terms of the voting agreement. Representatives of Hogan Lovells and Richards Layton advised the board regarding certain legal considerations under Delaware law pertaining to a board of directors of a Delaware corporation when evaluating competing business combination proposals. Representatives of BofA Merrill Lynch and Deutsche Bank discussed with the board, among other things, the financial terms of the Windstream proposal and Company A’s proposal and certain financial implications of a transaction with either Windstream or Company A, as well as certain factors which the board might consider when evaluating the two proposals. The PAETEC board also discussed the July 28 letter and accompanying materials received from Company A earlier that day. After a discussion, and consideration of, among other things, the advice of its financial and legal advisors, the PAETEC board directed management to seek to increase the merger consideration being offered by Windstream to a value in excess of the value per share of PAETEC common stock previously proposed and to improve other terms of the proposed merger agreement, including, among others, the provisions restricting PAETEC’s ability to engage in negotiations and consider alternative transaction proposals during the pre-closing period, the termination rights of the parties under the merger agreement, the circumstances under which a break-up fee or reimbursement of expenses would be payable by PAETEC to Windstream and the amount of the break-up fee. Following the full board meeting, the non-management members of the PAETEC board of directors met separately, with representatives of Potter Anderson, BofA Merrill Lynch and Deutsche Bank present, to review various matters discussed during the board meeting.

On July 29, 2011, Mr. Chesonis advised Mr. Gardner that the PAETEC board was not prepared to move forward with a transaction without an increase in the merger consideration and a fiduciary termination right in the event the PAETEC board received a superior proposal from a third party. Mr. Chesonis also sought a reduction in the size of the break-up fee. Discussions among representatives of PAETEC and Windstream, and their legal and financial advisors, continued throughout the day. That evening, Mr. Gardner called Mr. Chesonis to report that Windstream was prepared to increase the merger consideration to reflect a fixed exchange ratio of 0.460 of a share of Windstream common stock for each share of PAETEC common stock (which would have an implied value equal to $5.75 per share of PAETEC common stock, based on the 10-day average closing price as of July 29, 2011), and that Windstream was prepared to provide a fiduciary termination right in the event the PAETEC board received a superior proposal, but that Windstream was not prepared to reduce the break-up fee below $40 million. That evening, PAETEC received a revised term sheet from Windstream that included, among other terms, the 0.460 fixed exchange ratio and $40 million break-up fee. The revised term sheet also indicated that the merger agreement would provide a fiduciary termination right in the event the PAETEC board received a superior proposal. Mr. Chesonis also reported that Windstream had conditioned the revised terms on PAETEC’s agreement to extend the exclusivity period from July 31, 2011 until midnight on August 4, 2011.

On July 30, 2011, the non-management members of the PAETEC board of directors met separately, by telephone, with representatives of Potter Anderson present, to discuss the developments of July 29, 2011.

Also on July 30, 2011, the PAETEC board of directors held a special telephonic board meeting, with representatives of BofA Merrill Lynch, Deutsche Bank, Hogan Lovells, Richards Layton and Potter Anderson present. Mr. Chesonis reported on his discussions with Mr. Gardner and the revised term sheet from Windstream. Representatives of BofA Merrill Lynch and Deutsche Bank discussed with the board, among other things, the updated Windstream proposal and Company A’s proposal. A representative of Hogan Lovells updated the board regarding the status of the merger agreement negotiations with Windstream. After considering, among other matters, the advice of its financial and legal advisors, and following further discussion, the PAETEC board directed management to seek a further improvement with respect to the terms to be included in a definitive merger agreement and authorized management to extend the exclusivity period with Windstream through midnight on August 4, 2011. Later that day, Windstream and PAETEC entered into a letter agreement extending the exclusivity period through midnight on August 4, 2011.

Throughout the day on July 30, 2011 and July 31, 2011, representatives of PAETEC and Windstream and their respective advisors negotiated the final terms of the merger agreement and the voting agreement and finalized the schedules and exhibits to the merger agreement, and PAETEC and Windstream completed their confirmatory diligence reviews. During these discussions, representatives of Windstream reiterated on several occasions, in response to requests from representatives of PAETEC, that Windstream was unwilling to reduce the size of the break-up fee or to modify further certain of the merger agreement provisions under which the break-up fee would become payable.

On July 31, 2011, PAETEC received a letter from the CEO of Company A containing a revised proposal to acquire all of the outstanding common stock of PAETEC. The revised letter indicated that, subject to a diligence review, execution of definitive documentation and final approval by Company A’s board of directors, Company A was proposing $6.80 for each share of PAETEC common stock, consisting of 80% Company A common stock and 20% cash consideration. As reflected in prior letters from Company A, the letter indicated that Company A had the cash on hand to satisfy the cash portion of the merger consideration. The July 31 letter also indicated that Company A’s proposal did not contain a financing contingency. However, the July 31 letter acknowledged that Company A had not yet retained a bank to provide financing, including bridge financing, needed in connection with a transaction, but indicated that Company A was in the process of retaining a bank for this purpose. The letter further stated that Company A had no desire to pursue PAETEC publicly either as a stand-alone company or if PAETEC were to pursue a combination with another company. The letter indicated that Company A’s proposal would expire at 5:00 p.m. on August 5, 2011.

In addition, on July 31, 2011, the PAETEC board of directors held a special telephonic board meeting, with representatives of BofA Merrill Lynch, Deutsche Bank, Houlihan Lokey, Hogan Lovells, Richards Layton and Potter Anderson present. At the meeting, members of PAETEC senior management and representatives of PAETEC’s financial and legal advisors reviewed with the board, among other matters, the financial and legal aspects of the proposed transaction and the other matters described below under “—Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Merger.” The PAETEC board also discussed the unsolicited July 31 letter from Company A, described above, which management had distributed to the board members prior to the board meeting. The board members further discussed, including with members of PAETEC senior management and representatives of PAETEC’s financial and legal advisors, the proposed Windstream transaction in relation to the revised Company A proposal, including the matters described below under “—Recommendation of PAETEC’s Board of Directors; PAETEC’s Reasons for the Merger—Alternative Transactions.” Representatives of BofA Merrill Lynch and Deutsche Bank reviewed with the board their respective financial analyses of the exchange ratio. In addition, representatives of BofA Merrill Lynch and Deutsche Bank each delivered to the board of directors its oral opinion to the board, which oral opinions were subsequently confirmed by delivery of written opinions dated July 31, 2011, copies of which are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus, to the effect that, as of the date of the opinions, and based upon and subject to the assumptions made, matters considered and the limits of the review undertaken by BofA Merrill Lynch and Deutsche Bank, the PAETEC exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of PAETEC common stock. A representative of Houlihan Lokey (which had been retained by PAETEC on a non-contingent fee basis solely for the purpose of evaluating the fairness of the merger consideration) delivered its oral opinion to the board, which oral opinion was subsequently confirmed by delivery of a written opinion dated July 31, 2011, a copy of which is attached as Annex E to this proxy statement/prospectus, that, as of the date of the opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the consideration to be received by the holders of PAETEC common stock in the merger was fair to such holders from a financial point of view. During the meeting, the non-management members of the board met in executive session with a representative of Potter Anderson present. Following the executive session, and after further discussion and consideration, the PAETEC board of directors unanimously determined that the merger agreement and the merger are advisable, fair to and in the best interests of PAETEC and the PAETEC stockholders, and unanimously approved the merger agreement. The PAETEC board also unanimously recommended that the PAETEC stockholders vote “FOR” the adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

Following the meeting, PAETEC and Windstream executed the merger agreement and PAETEC, Windstream and the other parties to the voting agreement entered into the voting agreement with Windstream. For a discussion of the merger agreement and the voting agreement, see “The Merger Agreement” beginning on page 117 of this proxy statement/prospectus and “Special Meeting—Voting Agreement” beginning on page 50 of this proxy statement/prospectus.

Prior to the opening of the U.S. financial markets on August 1, 2011, PAETEC and Windstream issued a joint press release announcing the execution of the merger agreement and the proposed merger.

Recommendation of the PAETEC Board; PAETEC’s Reasons for the Merger

At a meeting of PAETEC’s board of directors held on July 31, 2011, the board of directors determined that the merger agreement and the merger are advisable, fair to and in the best interests of PAETEC and PAETEC’s stockholders and unanimously approved the merger agreement. Accordingly, PAETEC’s board of directors unanimously recommends that PAETEC’s stockholders vote “FOR” adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

In reaching its decision to approve the merger agreement, the PAETEC board of directors, with the assistance of PAETEC’s management and financial and legal advisors, considered and analyzed a number of factors, including those reviewed by the board of directors at the meetings described in this proxy statement/prospectus under “—Background of the Merger.” The following were material factors considered by the PAETEC board of directors in determining to approve the merger agreement and the merger transactions:

Strategic Benefits in Consolidating Industry. The PAETEC board of directors considered that PAETEC stockholders would own approximately 13 percent of the combined company and would be able to participate in, and benefit from the future growth potential of, a combined company with approximately $6 billion in annual revenues, as well as a greater depth of service offerings, more extensive revenue opportunities and financial and operating resources and a lower cost of capital than those available to PAETEC as a stand-alone company. The board considered recent trends in the telecommunications industry, particularly the trend toward consolidation, and management’s view that PAETEC’s combination with Windstream would result in a combined company with a strong competitive position founded on a significantly broader geographic scope and scale of operations than those of each of PAETEC and Windstream. In this regard, the board took into account management’s assessment that the combination would create a competitive communications provider with enhanced nationwide operations better able to compete with other providers, because the transaction would, among other anticipated benefits:

•	strengthen the combined company’s ability to meet the growing demands of business customers for IP-based services, managed services, cloud computing services and data center services;

•

create a financially stronger and more stable combined company which would have the ability to strengthen existing relationships with, and to attract more easily, employees, customers, vendors and other business partners;

•

allow the combined company to utilize its enhanced financial position, particularly during difficult economic conditions, to invest in, and take advantage of, opportunities that may arise in a capital intensive industry which requires many industry participants, such as PAETEC, to incur a substantial amount of debt that must be refinanced periodically;

•

allow the combined company to take advantage of up to approximately $1.4 billion, as of June 30, 2011, in PAETEC net operating losses that PAETEC as a stand-alone company would be unlikely to utilize fully;

•	promote revenue growth by expanding the combined company’s focus on business services and enhancing its ability to serve multi-location business customers;

•

provide the combined company significant additional opportunities to invest its substantial cash flows in support of capital expenditures that will enhance revenue growth, even during difficult economic conditions that may limit the ability of potential competitors to take advantage of such opportunities;

•

create a nationwide network with a deep fiber optic footprint of approximately 100,000 fiber route miles, which is expected to enhance the combined company’s ability to serve business customers and to facilitate cost savings by eliminating duplicative network routes and overlapping switching infrastructures and by consolidating Windstream and PAETEC traffic onto a single network;

•	apply PAETEC’s focus on and expertise regarding data centers and cloud computing services to the combined company as key elements of the revenue growth strategy;

•	augment Windstream’s existing marketing resources with PAETEC’s established sales organization; and

•	expand the combined company’s capability to serve customers with total solutions that include hardware products and innovative managed services.

The PAETEC board of directors considered management’s view that the anticipated benefits of the combination would further PAETEC’s strategic objectives of offering a broad range of advanced and traditional communications services (including end-to-end communications solutions tailored to particular customer needs), introducing innovative new products and services, expanding into new markets, adding customers, and emphasizing operational efficiencies.

Windstream’s Businesses, Operating Results, Financial Condition and Management. The PAETEC board of directors considered information with respect to the businesses, operating results and financial condition of Windstream, on both a historical and prospective basis, and the quality, breadth and experience of Windstream’s senior management. The board considered the following factors, among others:

•

Windstream’s substantial operating resources, including a fiber optic network with 60,000 fiber route miles, advanced communications technologies, innovative product portfolio and skilled employee base, which enable it to compete effectively;

•

Windstream’s success in increasing sales and profitability since the company’s formation in 2006 through the spin-off of the ILEC landline business of Alltel Corporation and merger with Valor Communications Group, Inc.;

•

Windstream’s strategic vision, shared by PAETEC, concerning the importance of delivering superior customer service, pursuing revenue expansion through product innovation, penetration of existing markets and addition of new markets, and supplementing internal growth with a disciplined acquisition program;

•	Windstream’s strong market presence in rural areas, which would be complemented by PAETEC’s operations in major metropolitan areas;

•

the growth-oriented culture of Windstream’s management and Windstream’s record of successfully integrating acquisitions of two competitive local exchange carriers, as well as a fiber-transport provider and a regional data center and hosting provider; and

•

Windstream’s substantial financial resources, as well as Windstream’s access to additional capital at a lower cost as compared to that available to PAETEC, which could be deployed to fund long-term growth projects.

Merger Consideration. The PAETEC board of directors evaluated the value of the merger consideration based on the then-current market price and historical trading price of Windstream common stock, as well as various factors bearing on the quality and potential long-term value of the Windstream common stock to be received as consideration, including Windstream’s dividend policy and the greater liquidity of its stock. The board noted that, based on the closing prices of the Windstream common stock and PAETEC common stock on July 29, 2011, which was the last trading day before the meeting of the PAETEC board of directors at which the PAETEC board approved the merger agreement, the merger consideration had an implied value of $5.62 per share of PAETEC common stock, which represented approximately a 27.1 percent premium to the closing price of the PAETEC common stock on July 29, 2011. The board also noted that the implied per share merger consideration represented a premium to the PAETEC price per share of approximately 25.3 percent over the two-week period of before July 29, 2011, approximately 26.8 percent over the period of 30 calendar days before July 29, 2011, and approximately 37.4 percent over the period of 90 calendar days before July 29, 2011. The board took into account that a fixed exchange ratio would provide certainty as to the number of shares of Windstream common stock to be issued in the merger, and that a decrease in the market price of PAETEC common stock before the merger closing would not provide Windstream with a right to terminate the merger agreement. The board considered Windstream’s history of paying cash dividends on the Windstream common stock, as well as factors that could affect Windstream’s ability and willingness to maintain its current dividend policy. The board also considered that PAETEC stockholders would benefit from enhanced liquidity of their investment after the merger based on the higher average daily trading volume of the Windstream common stock compared to that of the PAETEC common stock, which would provide the PAETEC stockholders with the flexibility to sell more quickly all or a portion of their shares for cash in a very liquid market.

Opinions of Financial Advisors to PAETEC; Opinion of Houlihan Lokey. The PAETEC board of directors considered the opinion dated July 31, 2011 of BofA Merrill Lynch, a copy of which is attached as Annex C to this proxy statement/prospectus, and the opinion dated July 31, 2011 of Deutsche Bank, a copy of which is attached as Annex D to this proxy statement/prospectus, that, as of such date, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken, the exchange ratio was fair to the holders of PAETEC common stock from a financial point of view. The board took into account the contingent nature of fees payable to BofA Merrill Lynch and Deutsche Bank for their financial advisory services in connection with the merger, other than the delivery of the opinions described above, in connection with the merger, and determined that these factors did not affect the board’s determination to rely on such opinions. For additional information concerning transactions involving PAETEC and each of BofA Merrill Lynch and Deutsche Bank and the contingent nature of the fees payable to each such advisor for its financial advisory services in connection with the merger, see “—Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated” and “—Opinion of Deutsche Bank Securities Inc.”

The PAETEC board of directors also considered the financial analysis and oral opinion of Houlihan Lokey, which was confirmed in writing by delivery of the written opinion dated July 31, 2011, a copy of which is attached as Annex E to this proxy statement/prospectus, with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of PAETEC common stock in the merger, as of July 31, 2011, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. See “—Opinion of Houlihan Lokey Financial Advisors, Inc.” for additional information regarding the opinion.

Terms and Conditions of the Merger Agreement. The PAETEC board of directors considered the terms and conditions of the merger agreement. In its review, the board considered that the merger agreement would provide PAETEC with sufficient operating flexibility for it to conduct its business in the ordinary course of business consistent with past practice between the signing of the merger agreement and the completion of the merger. The board considered that the consummation of the merger was not conditioned on approval of the merger by Windstream’s stockholders or subject to any financing contingency, thereby increasing the likelihood that the transaction would be completed. In particular, Windstream provided a detailed plan to PAETEC and its advisors with respect to how Windstream would manage its obligations regarding PAETEC’s approximately $1.5 billion of outstanding debt, which PAETEC and its legal and financial advisors were able to discuss, review and assess with Windstream and its advisors prior to the July 31, 2011 board meeting. The board took into account provisions of the merger agreement that would permit PAETEC, until adoption of the merger agreement by its stockholders, to furnish information to, and engage in discussions and negotiations with, third parties making unsolicited acquisition proposals that the board determines are reasonably likely to lead to a superior proposal and to terminate the merger agreement to accept a superior proposal, subject to payment to Windstream of a termination fee of $40 million, which provisions the board determined to be reasonable in light of, among other factors, the benefits of the merger to PAETEC’s stockholders and the likelihood that an obligation to make a payment of such an amount would not preclude other acquisition proposals (the likelihood of which the board discussed with its financial advisors). The board also considered the merger agreement provisions that permit the PAETEC board of directors to change its recommendation with respect to the merger agreement, as well as the provisions that give PAETEC the right to seek specific performance of the agreement against Windstream.

Tax Treatment of the Merger. The PAETEC board of directors considered the ability of the companies to complete the merger on a tax-free basis for federal income tax purposes, other than with respect to cash to be received in lieu of fractional shares of Windstream common stock.

Interests of PAETEC’s Directors and Executive Officers in the Merger. The PAETEC board of directors considered the interests that certain executive officers and directors of PAETEC may have in the merger that are different from, or in addition to, their general interests as stockholders of PAETEC, as described under “—Interests of PAETEC’s Directors and Executive Officers in the Merger.”

Continued Operation as a Stand-Alone Enterprise. The PAETEC board of directors evaluated, as an alternative to the merger, the potential rewards and risks associated with the continued execution by PAETEC of its strategic plan as an independent company. In evaluating PAETEC’s historical results and prospects for growth, the board noted favorable recent revenue trends in PAETEC’s core network and carrier services, the positive impact on operating profitability of PAETEC’s ongoing cost-management initiatives, and the contribution of recently acquired businesses to the expansion of PAETEC’s network assets and portfolio of scalable network solutions. The board reviewed PAETEC’s historical and possible future performance in light of the risks affecting its businesses, operations and financial condition, including the risks discussed in this proxy statement/prospectus under “Information about PAETEC—PAETEC’s Business—Risk Factors.” The board considered, among other factors, the challenges of continuing to operate independently, the consolidation trend in the telecommunications industry and the risks affecting PAETEC’s ability to compete effectively against larger and better capitalized competitors. The PAETEC board also considered, with the assistance of its financial advisors, the potential downside risk in the long-term stock price as a stand-alone enterprise as compared to that of the combined company following a combination with Windstream.

Alternative Transactions. The PAETEC board of directors considered, as alternatives to the merger or continued independent operations, PAETEC’s prospects for a merger transaction with a company other than Windstream and the potential terms of any such transaction. After taking into account the possible detrimental effects on PAETEC’s business, including such effects on, among other things, its employees, customers, financing sources and business prospects, the PAETEC board determined not to solicit proposals for other transactions through an auction process or otherwise. The board’s consideration of potential alternatives to the merger was informed by, among other matters, its familiarity with the various indications of interest, proposals and preliminary discussions involving potential merger partners communicated from time to time since PAETEC began operation as a public company in February 2007, including prior discussions between PAETEC and Company A and the unsolicited proposals submitted by Company A to PAETEC in July 2011 and described in this proxy statement/prospectus under “—Background of the Merger.” The board concluded that the Windstream merger, compared to potential alternative merger transactions, would be in the best interests of PAETEC’s stockholders in light of the overall terms of the Windstream merger and the timing, likelihood and risks of completing alternative transactions, including the business, competition, industry and market risks that would apply to PAETEC.

In particular, in deciding to enter into the merger agreement, rather than to authorize PAETEC’s management to conduct discussions with Company A regarding a possible business combination transaction on the basis of Company A’s proposal, the PAETEC board considered the following matters, among others:

•

the board’s determination, based on its consideration of the businesses, strategic plans, operating results, financial resources, acquisition integration experience and management teams of Windstream and Company A, as well as cost synergies, revenue opportunities and other possible benefits of a transaction with either Windstream or Company A for the combined company, that a transaction with Windstream would offer PAETEC’s stockholders the prospect of greater potential long-term value for their investment than would a transaction with Company A;

•

the fact that the Windstream common stock, when compared to the stock of Company A, appeared to represent a superior potential investment currency in light of its higher dividend, more attractive market valuation and more liquid public market, and the board’s comparison, with the assistance of its financial advisors, of the potential downside risk in the long-term stock price of the combined company following a combination with Windstream, on the one hand, to that of the combined company following a combination with Company A, on the other hand;

•

the greater risks of completing a transaction with Company A in light of Company A’s lack of a financing commitment sufficient to enable it to refinance, repay or repurchase PAETEC’s approximately $1.5 billion of outstanding debt, as required by the terms of such debt, in connection with a transaction pursuant to Company A’s proposal, as well as in light of the conditions contained in that proposal, which was subject to:

•	completion by Company A of a diligence review of PAETEC (which had not yet been initiated);

•

negotiation of specific merger terms and a related definitive agreement, including matters not addressed in Company A’s proposal, such as deal protection terms, specific performance and other termination provisions; and

•	approval of the transaction by Company A’s stockholders;

•

the less developed nature of Company A’s proposal, which did not address, among other matters, important management aspects of the combined company, in which PAETEC stockholders would receive an ownership position of approximately 48% pursuant to Company A’s proposal, including with respect to integration matters critical to the performance of the combined company and the ability to achieve cost synergies, revenue opportunities and other possible benefits of such a transaction;

•

the fact that, as discussed above, the provisions of the merger agreement would permit PAETEC, until adoption of the merger agreement by its stockholders, to furnish information to, and engage in discussions and negotiations with, third parties making unsolicited acquisition proposals that the board determines are reasonably likely to lead to a superior proposal and to terminate the merger agreement to accept a superior proposal, subject to payment to Windstream of a termination fee of $40 million; and

•	the factors discussed above regarding Windstream’s substantial operating resources, strong operating results, stable financial condition and management.

Other Considerations. The PAETEC board of directors took into account a number of potentially negative factors in its deliberations concerning the merger with Windstream, including the following considerations:

•

following completion of the merger, PAETEC would no longer exist as an independent public company and PAETEC’s stockholders would be able to participate in any future earnings growth of PAETEC solely through their ownership of Windstream common stock;

•	because the exchange ratio would be fixed, a decline in the share price of Windstream common stock before the merger closing would cause the value of the merger consideration to decline;

•

although the terms of the merger agreement would permit PAETEC, until adoption of the merger agreement by its stockholders, to furnish information to, and engage in discussions and negotiations with, third parties making unsolicited acquisition proposals that the board determines are reasonably likely to lead to a superior proposal and to terminate the merger agreement to accept a superior proposal, subject to payment to Windstream of a termination fee of $40 million, the considerations that other potential bidders may choose not to make an alternative acquisition proposal, Company A’s proposal stated that Company A would not make an alternative acquisition proposal, and, historically, the incidence of such superior proposals is relatively rare;

•

PAETEC would be obligated under the merger agreement to pay Windstream, under specified circumstances, a termination fee of $40 million or to reimburse Windstream for its expenses in an amount not to exceed $15 million if the merger agreement were terminated;

•

PAETEC’s business could be harmed as a result of uncertainties about the effect of the proposed merger on PAETEC’s employees and customers, which could impair PAETEC’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with PAETEC to seek to change existing business relationships with the company;

•

the merger may not be completed or may not be completed within the period anticipated, as a result of a failure to satisfy, or satisfy in a timely manner, one or more closing conditions, including as a result of PAETEC’s failure to obtain approval of the merger by its stockholders or its failure to obtain certain regulatory approvals in connection with the merger;

•	a failure to complete the merger could adversely affect PAETEC’s stock price, which was anticipated to reflect an assumption that the merger would be completed; and

•

PAETEC had incurred, and would continue to incur, significant fees for professional services and other transaction costs and expenses in connection with the merger, a significant portion of which would be payable by PAETEC even if the merger were not completed.

After consideration of these factors, the PAETEC board of directors determined that the potential negative factors were significantly outweighed by the potential benefits of the merger to PAETEC’s stockholders.

The foregoing summary of the factors considered by the PAETEC board of directors is not intended to be exhaustive, but is believed to include material factors considered by the board. In view of the variety of factors considered in connection with its evaluation of the merger, PAETEC’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight to these factors. In addition, individual members of PAETEC’s board of directors may have given different weight to different factors.

Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated

PAETEC has retained BofA Merrill Lynch to act as one of PAETEC’s financial advisors in connection with the merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. PAETEC selected BofA Merrill Lynch to act as PAETEC’s financial advisor in connection with the merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the merger, its reputation in the investment community and its familiarity with PAETEC and its business.

On July 31, 2011, at a meeting of PAETEC’s board of directors held to evaluate the merger, BofA Merrill Lynch delivered to PAETEC’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated July 31, 2011, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to holders of PAETEC common stock.

The full text of BofA Merrill Lynch’s written opinion to PAETEC’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to PAETEC’s board of directors for the benefit and use of PAETEC’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the exchange ratio from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to PAETEC or in which PAETEC might engage or as to the underlying business decision of PAETEC to proceed with or effect the merger. BofA Merrill Lynch’s opinion does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

•	reviewed certain publicly available business and financial information relating to PAETEC and Windstream;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of PAETEC furnished to or discussed with BofA Merrill Lynch by the management of PAETEC, including certain financial forecasts relating to PAETEC prepared by the management of PAETEC (such forecasts, the “PAETEC Forecasts”);

•

reviewed an alternative version of the PAETEC Forecasts incorporating certain adjustments thereto made by the management of PAETEC (the “Adjusted PAETEC Forecasts”), and discussed with the management of PAETEC its assessments as to the relative likelihood of achieving the future financial results reflected in the PAETEC Forecasts and the Adjusted PAETEC Forecasts;

•

reviewed certain publicly available financial forecasts relating to Windstream and certain financial forecasts relating to Windstream prepared by the management of PAETEC (the “PAETEC-Windstream Forecasts”);

•	reviewed an alternative version of the PAETEC-Windstream Forecasts incorporating certain adjustments thereto made by the management of PAETEC (the “Adjusted PAETEC-Windstream Forecasts”);

•

reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies/Cost Savings”) anticipated by the management of PAETEC to result from the merger;

•

reviewed and discussed with the management of PAETEC certain net operating losses (the “PAETEC NOLs”), the benefits of which are expected by PAETEC management and its tax advisors to be available to PAETEC following consummation of the merger;

•

discussed the past and current business, operations, financial condition and prospects of PAETEC with members of senior management of PAETEC, and discussed the past and current business, operations, financial condition and prospects of Windstream with members of senior managements of Windstream;

•	reviewed the potential pro forma financial impact of the merger on the future financial performance of Windstream;

•

reviewed the trading histories for PAETEC common stock and Windstream common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of PAETEC and Windstream with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed the merger agreement; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of PAETEC and Windstream that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the PAETEC Forecasts and the Adjusted PAETEC Forecasts, BofA Merrill Lynch was advised by PAETEC, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PAETEC as to the future financial performance of PAETEC under the alternative growth scenarios reflected therein. With respect to the PAETEC-Windstream Forecasts and the Adjusted PAETEC-Windstream Forecasts, BofA Merrill Lynch was advised by PAETEC, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PAETEC as to the future financial performance of Windstream under the alternative scenarios reflected therein. BofA Merrill Lynch and the management of PAETEC also discussed with the management of Windstream the assumptions upon which the PAETEC-Windstream Forecasts were based, and the management of Windstream confirmed that the assumptions were appropriate. With respect to the Synergies/Cost Savings, BofA Merrill Lynch was advised by PAETEC, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PAETEC as to the matters covered thereby and BofA Merrill Lynch assumed, with the consent of PAETEC, that such Synergies/Costs Savings would be realized in the amounts and at the times projected. BofA Merrill Lynch relied, at the direction of PAETEC, on the assessment of the management of PAETEC as to PAETEC’s ability to utilize the PAETEC NOLs and assumed, at the direction of PAETEC, that the PAETEC NOLs would be utilized in the amounts and at the times projected. BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of PAETEC or Windstream, nor did BofA Merrill Lynch make any physical inspection of the properties or assets of PAETEC or Windstream. BofA Merrill Lynch did not evaluate the solvency or fair value of PAETEC or Windstream under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of PAETEC, that the merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on PAETEC, Windstream or the contemplated benefits of the merger. BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of PAETEC or any alternative transaction. BofA Merrill Lynch also assumed, at the direction of PAETEC, that the merger would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the merger (other than the exchange ratio to the extent expressly specified in its opinion), including, without limitation, the form or structure of the merger. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the exchange ratio to holders of PAETEC common stock and no opinion or view was expressed with respect to any consideration received in connection with the merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the merger, or class of such persons, relative to the exchange ratio. Furthermore, no opinion or view was expressed as to the relative merits of the merger in comparison to other strategies or transactions that might be available to PAETEC or in which PAETEC might engage or as to the underlying business decision of PAETEC to proceed with or effect the merger. BofA Merrill Lynch did not express any opinion as to what the value of Windstream common stock would be when issued or the prices at which PAETEC common stock or Windstream common stock would trade at any time, including following announcement or consummation of the merger. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the merger or any related matter. Except as described above, PAETEC imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise, or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to PAETEC’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

For purposes of the PAETEC financial analyses summarized below, the “implied per share merger consideration” is assumed to be $5.62, which is the implied per share value of the consideration as of July 29, 2011, and the “10-day average implied per share merger consideration” is assumed to be $5.75, which is the implied per share value of the consideration based on the 10-day average as of July 29, 2011. For purposes of the Windstream financial analyses summarized below, the “July 29th Windstream price” is $12.21, which was the closing sales price of Windstream common stock on July 29, 2011, and the “10-day average Windstream price” is $12.49, which was the average of the closing sales prices of Windstream common stock for the ten trading days ending July 29, 2011.

PAETEC Financial Analyses

52-Week Trading Range. BofA Merrill Lynch reviewed the historical trading prices of PAETEC common stock during the 52-week period ended July 29, 2011 and noted that the low and high trading prices per share of PAETEC common stock during that period were $3.00 and $4.95, respectively, as compared to the implied offer price of $5.62 and the 10-day average implied offer price of $5.75.

Analyst Price Targets. BofA Merrill Lynch reviewed stock price targets for PAETEC common stock in 14 recently published, publicly available Wall Street research analyst reports and observed that the range of the research analyst 12-month share price targets was $4.20 to $7.00, as compared to the implied offer price of $5.62 and the 10-day average implied offer price of $5.75. These targets reflect each analyst’s estimate of the future public market trading price of PAETEC common stock and were not discounted to reflect present values.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for PAETEC and the following four publicly traded competitive local exchange carriers, which were selected because they are publicly traded companies with businesses that for purposes of this analysis may be considered similar to that of PAETEC:

•	Cbeyond, Inc.

•	Cogent Communications Group, Inc.

•	EarthLink, Inc.

•	tw telecom inc.

BofA Merrill Lynch reviewed, among other things, enterprise values of PAETEC and the selected publicly traded companies, calculated as equity values based on closing stock prices on July 29, 2011, plus debt, less cash, plus minority interest where applicable, as a multiple of calendar year 2011 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. BofA Merrill Lynch also derived a growth multiple by dividing the calendar year 2011 estimated EBITDA multiples by the estimated calendar year 2011 to 2013 compound adjusted growth rate, commonly referred to as CAGR, for the selected companies. The analysis indicated the following:

	Mean	PAETEC
EV/2011E EBITDA	6.0x	5.6x
EV/2011E EBITDA/Growth	0.6x	0.8x

BofA Merrill Lynch then applied calendar year 2011 estimated EBITDA multiples of 5.5x to 6.5x derived from the selected publicly traded companies to PAETEC’s calendar year 2011 estimated EBITDA. BofA Merrill Lynch then also applied calendar year 2011 to calendar year 2013 estimated CAGR multiples of 0.60x to 0.85x to PAETEC’s estimated CAGR. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of PAETEC were based on the PAETEC Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for PAETEC, as compared to the implied per share merger consideration and the 10-day average implied per share merger consideration:

Implied Per Share Equity Value Reference Ranges for PAETEC		Implied Per Share Merger Consideration	10-day Average Implied Per Share Merger Consideration
EV/2011E EBITDA	EV/2011E EBITDA/Growth
$4.25 – $6.75	$.75 – $4.75	$5.62	$5.75

No company used in this analysis is identical or directly comparable to PAETEC. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which PAETEC was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 11 selected transactions involving targets in the emerging telecommunications industry with businesses that for purposes of this analysis may be considered similar to that of PAETEC:

Acquiror	Target
• Earthlink, Inc.	• One Communications Corp.
• Earthlink, Inc.	• ITC^DeltaCom, Inc.
• PAETEC Holding Corp.	• Cavalier Telephone Corporation
• NTELOS Holdings Corp.	• FiberNet
• Windstream Corporation	• NuVox, Inc.
• Platinum Equity	• Covad Communications Group Inc.
• Integra Telecom, Inc.	• Eschelon Telecom, Inc.
• Q-Comm Corp	• Norlight Telecommunications Inc.
• PAETEC Holding Corp.	• US LEC Corp.
• Level 3 Communications, Inc.	• Looking Glass Networks, Inc.
• TelePacific Communications	• Mpower Communications Corp.

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s one-year forward estimated EBITDA, referred to as “Forward EV/EBITDA,” before Synergies/Cost Savings. The analysis indicated the following:

Forward EV/EBITDA

High	Low	Mean	Mean for Pre-2008 Transactions	Mean for Post-2008 Transactions
9.1x	4.8x	6.8x	7.9x	5.4x

BofA Merrill Lynch then applied one-year forward EBITDA multiples of 5.5x to 7.0x, derived from the selected transactions, to PAETEC’s calendar year 2011 estimated EBITDA. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of PAETEC were based on the PAETEC Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for PAETEC, as compared to the implied per share merger consideration and the 10-day average implied per share merger consideration:

Implied Per Share Equity Value Reference Range for PAETEC	Implied Per Share Merger Consideration	10-day Average Implied Per Share Merger Consideration
2011E EBITDA/Revenue
$4.25 – $7.75	$5.62	$5.75

No company, business or transaction used in this analysis is identical or directly comparable to PAETEC or the merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which PAETEC and the merger were compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of PAETEC to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that PAETEC was forecasted to generate during PAETEC’s fiscal years 2011 through 2015 based on the PAETEC Forecasts and the Adjusted PAETEC Forecasts. For purposes of its discounted cash flow analysis, BofA Merrill Lynch adjusted these forecasts to include stock-based compensation expense. BofA Merrill Lynch calculated terminal values for PAETEC by applying perpetual growth rates ranging from 2.5% to 3.0% to PAETEC’s 2015 estimated unlevered free cash flow. The cash flows and terminal values were then discounted to present value as of June 30, 2011 using discount ranges ranging from 9.0% to 11.0%, which were based on an estimate of PAETEC’s weighted average cost of capital. The analysis indicated the following approximate implied per share equity value reference ranges for PAETEC as compared to the implied per share merger consideration and the 10-day average implied per share merger consideration.

Implied Per Share Equity Value Reference Range for PAETEC		Implied Per Share Merger Consideration	10-day Average Implied Per Share Merger Consideration
PAETEC Forecasts	Adjusted PAETEC Forecasts
$4.25 – $8.75	$1.25 – $4.75	$5.62	$5.75

Windstream Financial Analyses

52-Week Trading Range. BofA Merrill Lynch reviewed the historical trading prices of Windstream common stock during the 52-week period ended July 29, 2011 and noted that the low and high trading prices per share of Windstream common stock during that period were $10.97 and $14.40, respectively, as compared to the July 29th Windstream price of $12.21 and the 10-day average Windstream price of $12.49.

Analyst Price Targets. BofA Merrill Lynch reviewed stock price targets for Windstream common stock in 16 recently published, publicly available Wall Street research analyst price reports and observed that the range of the research analyst 12-month share price targets was $13.00 to $18.50, as compared to the July 29th Windstream price of $12.21 and the 10-day average Windstream price of $12.49. These targets reflect each analyst’s estimate of the future public market trading price of Windstream common stock and were not discounted to reflect present values.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for Windstream and the following five publicly traded rural local exchange carriers, which were selected because they are publicly traded companies with businesses that for purposes of this analysis may be considered similar to that of Windstream:

•	Alaska Communications Systems Group, Inc.

•	CenturyLink, Inc.

•	Cincinnati Bell Inc.

•	Frontier Communications Corporation

•	NTELOS Holdings Corp.

BofA Merrill Lynch reviewed, among other things, 2011 estimated free cash flow yields per share of Windstream and the selected publicly traded companies, calculated as a percentage of the closing stock prices on July 29, 2011. BofA Merrill Lynch also calculated the dividend yield for Windstream and the selected publicly traded companies, calculated as a percentage of the estimated 2011 annual dividends per share of the closing stock prices on July 29, 2011. The analysis indicated the following:

	Low	High	Windstream
2011E FCF Yield	2.6%	15.2%	13.3%
2011E Dividend Yield	7.8%	11.9%	8.2%

BofA Merrill Lynch then applied a range of estimated free cash flow yields to corresponding data of Windstream from 13.0% to 15.0% and a range of estimated dividend yields to corresponding data of Windstream from 7.5% to 9.5% in order to calculate an implied per share equity reference range for Windstream. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Windstream were based on the PAETEC-Windstream Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Windstream, as compared to the July 29th Windstream price and the 10-day average Windstream price:

Implied Per Share Equity Value Reference Ranges for Windstream		July 29th Windstream Price	10-day Average Windstream Price
2011E FCF Yield	2011E Dividend Yield
$10.75 – $12.50	$10.50 – 13.25	$12.21	$12.49

No company used in this analysis is identical or directly comparable to Windstream. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Windstream was compared.

Discounted Cash Flow Analysis. BofA Merrill Lynch performed a discounted cash flow analysis of Windstream to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Windstream was forecasted to generate during Windstream’s fiscal years 2011 through 2015 based on the PAETEC-Windstream Forecasts and the Adjusted PAETEC-Windstream Forecasts. For purposes of its discounted cash flow analysis, BofA Merrill Lynch adjusted these forecasts to include stock-based compensation expense. BofA Merrill Lynch calculated terminal values for Windstream by applying perpetual growth rates ranging from (1.00)% to 0.00% to Windstream’s 2015 estimated unlevered free cash flow. The cash flows and terminal values were then discounted to present value as of June 30, 2011 using discount ranges ranging from 6.0% to 7.0%, which were based on an estimate of Windstream’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference ranges for Windstream, as compared to the July 29th Windstream price and the 10-day average Windstream price:

Implied Per Share Equity Value Reference Range for Windstream		July 29th Windstream Price	10-day Average Windstream Price
PAETEC-Windstream Forecasts	Adjusted PAETEC- Windstream Forecasts
$12.00 – $19.25	$9.25 – $15.50	$12.21	$12.49

Combination Analysis

52-Week Trading Range. BofA Merrill Lynch calculated the range of implied exchange ratios during the 52-week period ending on July 29, 2011 by dividing the high trading price of PAETEC by the high trading price of Windstream and by dividing the low trading price of PAETEC by the low trading price of Windstream. The analysis indicated the following approximate reference range, as compared to the exchange ratio in the merger:

Implied Reference Range	Exchange Ratio
0.273x – 0.344x	0.460x

Analyst Price Targets. BofA Merrill Lynch calculated the implied exchange ratio based on the price targets of the 13 equity research analysts who published price targets for PAETEC and the 15 research analysts who published price targets for Windstream by dividing the high target price of PAETEC by the high target price of Windstream and by dividing the low target price of PAETEC by the low target price of Windstream. The analysis indicated the following approximate reference range, as compared to the exchange ratio in the merger:

Implied Reference Range	Exchange Ratio
0.323x – 0.378x	0.460x

Selected Publicly Traded Companies Analysis. Based on the per share price reference ranges implied for PAETEC and Windstream by the selected publicly traded companies analyses described above, BofA Merrill Lynch calculated the following implied exchange ratio reference range by dividing the high end of the PAETEC implied per share price reference range by the high end of the Windstream implied per share price reference range and calculated the low end of the implied exchange ratio reference range by dividing the low end of the PAETEC implied per share price reference range by the low end of the Windstream implied per share price reference range. In each case, the high end and the low end of the implied per share reference ranges were calculated as the average of the high and low ends of the reference ranges implied by the selected public companies analyses described above. The analysis indicated the following approximate reference range, as compared to the exchange ratio in the merger:

Implied Reference Range	Exchange Ratio
0.236x – 0.447x	0.460x

Discounted Cash-Flow Analysis. Based on the per share price reference ranges implied for PAETEC and Windstream by the discounted cash flow analyses described above, BofA Merrill Lynch calculated the following implied exchange ratio reference range (the high end of the implied exchange ratio reference range was calculated by dividing the high end of PAETEC’s implied per share price reference range by the high end of Windstream’s implied per share price reference range, and the low end of the implied exchange ratio reference range was calculated by dividing the low end of the PAETEC implied per share price reference range by the low end of the Windstream implied per share price reference range), as compared to the exchange ratio in the merger:

PAETEC Forecasts and PAETEC- Windstream Forecasts	Adjusted PAETEC Forecasts and Adjusted PAETEC-Windstream Forecasts	Exchange Ratio
0.363x – 0.459x	0.138x – 0.307x	0.460x

Other Factors

Implied Price and Premium Analysis. In rendering its opinion, BofA Merrill Lynch also noted that the implied per share merger consideration represented a premium to the PAETEC price per share as follows:

	PAETEC Share Price	Windstream Share Price	Implied PAETEC Offer Price	% Premium
July 29, 2011	$4.42	$12.21	$5.62	27.1%
July 27, 2011	4.50	12.39	5.70	26.7%
Average for the two week period ending July 29, 2011	4.58	12.49	5.75	25.3%
Average for the 30 calendar days ending July 29, 2011	4.62	12.74	5.86	26.8%
Average for the 60 calendar days ending July 29, 2011	4.59	12.90	5.93	29.2%
Average for the 90 calendar days ending July 29, 2011	4.35	13.01	5.98	37.4%
High closing price for the 52-week period ending July 29, 2011	4.86	14.26	6.56	35.0%
Low closing price for the 52-week period ending July 29, 2011	3.07	11.07	5.09	65.9%

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to PAETEC’s board of directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of PAETEC and Windstream. The estimates of the future performance of PAETEC and Windstream in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the exchange ratio to holders of PAETEC common stock and were provided to PAETEC’s board of directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of PAETEC or Windstream.

The type and amount of consideration payable in the merger was determined through negotiations between PAETEC and Windstream, rather than by any financial advisor, and was approved by PAETEC’s board of directors. The decision to enter into the merger agreement was solely that of PAETEC’s board of directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by PAETEC’s board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of PAETEC’s board of directors or management with respect to the merger or the exchange ratio.

PAETEC has agreed to pay BofA Merrill Lynch for its services in connection with the merger or a similar transaction an aggregate fee of $18 million, $2 million of which was payable in connection with its opinion and the balance of which is contingent upon the completion of the merger. In addition, PAETEC may pay to BofA Merrill Lynch an additional discretionary fee of up to $2 million if PAETEC so determines in its sole discretion. PAETEC also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of PAETEC, Windstream and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to PAETEC and in the past two years have received, in the aggregate, approximately $15 million in compensation, and in the future may receive compensation for the rendering of these services, including having acted or acting as (i) joint bookrunner on certain debt offerings, (ii) joint lead arranger, joint book runner and syndication agent for, and lender under, PAETEC’s existing credit facilities and (iii) financial advisor in connection with certain mergers and acquisitions transactions.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Windstream, and in the past two years have received, in the aggregate, approximately $29 million in compensation, and in the future may receive compensation for the rendering of these services, including (i) having acted or acting as joint bookrunner and/or arranger on certain debt offerings, (ii) having acted or acting as lender under certain credit facilities and term loans, (iii) having acted or acting as financial advisor in connection with certain mergers and acquisitions transactions and (iv) having provided or providing certain cash and treasury management products and services and derivatives and foreign exchange trading services. Lead members of the BofA Merrill Lynch team advising PAETEC on the merger have acted, during the past two years, as lead members of the BofA Merrill Lynch team advising Windstream in connection with several corporate transactions.

Opinion of Deutsche Bank Securities Inc.

Deutsche Bank has acted as a financial advisor to the PAETEC board of directors in connection with the merger. At the July 31, 2011 meeting of the PAETEC board of directors, Deutsche Bank delivered to the PAETEC board of directors its opinion to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken as set forth in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of PAETEC common stock.

The full text of Deutsche Bank’s opinion, dated July 31, 2011, which sets forth the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in rendering its opinion, is attached as Annex D to this proxy statement/prospectus. PAETEC encourages the holders of PAETEC common stock to read the Deutsche Bank opinion in its entirety. Deutsche Bank provided its opinion for the information and assistance of the PAETEC board of directors in connection with its consideration of the merger. The Deutsche Bank opinion did not address any other aspect of the merger and Deutsche Bank expressed no opinion as to the merits of the underlying decision by PAETEC to engage in the merger or the relative merits of the merger as compared to any alternative business strategies or other transactions that may be available to PAETEC, and Deutsche Bank expressed no opinion or recommendation as to how any holder of PAETEC common stock should vote with respect to the merger. All summaries of the opinion of Deutsche Bank set forth in this proxy statement/prospectus are qualified in their entirety by reference to the full text of such opinion.

In connection with Deutsche Bank’s role as financial advisor to PAETEC, and in arriving at its opinion, Deutsche Bank, among other things:

•	reviewed certain publicly available financial and other information concerning PAETEC and Windstream;

•

reviewed certain internal analyses, financial forecasts and other information relating to PAETEC prepared by management of PAETEC, and held discussions with members of PAETEC’s management regarding the businesses and prospects of PAETEC;

•

reviewed certain internal analyses, limited near-term financial forecasts and other information relating to Windstream prepared by management of Windstream, and held discussions with members of Windstream’s management regarding the businesses and prospects of Windstream before and after giving effect to the merger;

•

reviewed certain internal analyses, financial forecasts and other information relating to Windstream prepared by management of PAETEC, and held discussions with members of PAETEC’s management regarding the businesses and prospects of Windstream before and after giving effect to the merger;

•

reviewed certain estimates as to the amount and timing of costs savings and revenue enhancements, referred to as “Synergies and Cost Savings,” anticipated by PAETEC’s management to result from the merger;

•

reviewed certain net operating losses, referred to as the “PAETEC NOLs,” with PAETEC’s management, the benefits of which are expected by PAETEC’s management and its tax advisors to be available to the combined company following consummation of the merger;

•	reviewed the potential pro forma impact of the merger on the future financial performance of Windstream;

•	reviewed the reported prices and trading activity for the PAETEC common stock and the Windstream common stock;

•

to the extent publicly available, compared certain financial and stock market information for PAETEC and Windstream with similar information for certain other companies it considered relevant whose securities are publicly traded;

•	to the extent publicly available, reviewed the financial terms of certain recent business combinations which it deemed relevant;

•	reviewed a draft dated July 31, 2011 of the merger agreement and certain related documents, including the voting agreement; and

•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning PAETEC or Windstream, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the permission of the PAETEC board of directors, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of PAETEC or Windstream or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of PAETEC or Windstream under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed with the permission of the PAETEC board of directors that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of PAETEC as to the matters covered thereby. Deutsche Bank received only limited near-term financial forecasts prepared by the management of Windstream, and at the direction of PAETEC, relied on the financial forecasts relating to Windstream prepared by management of PAETEC. With respect to the Synergies and Cost Savings, Deutsche Bank assumed with the permission of the PAETEC board of directors that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of PAETEC as to the matters covered thereby and that such Synergies and Costs Savings will be realized in the amounts and at the times projected. With respect to the PAETEC NOLs, Deutsche Bank relied, at the direction of PAETEC, on the assessment of PAETEC’s management as to PAETEC’s and the combined company’s ability to utilize the PAETEC NOLs and assumed, at the direction of PAETEC, that the PAETEC NOLs will be utilized in the amounts and at the times projected. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.

For purposes of rendering its opinion, Deutsche Bank assumed with the permission of the PAETEC board of directors that, in all respects material to its analysis, the merger would be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. In addition, the PAETEC board of directors informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank assumed, that the merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. Deutsche Bank is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by PAETEC and its advisors with respect to such issues. Representatives of PAETEC informed Deutsche Bank, and Deutsche Bank further assumed, that the final terms of the merger agreement would not differ materially from the terms set forth in the drafts it reviewed.

The Deutsche Bank opinion was approved and authorized for issuance by a fairness opinion review committee, was addressed to, and for the use and benefit of, the PAETEC board of directors and is not a recommendation to the stockholders of PAETEC to approve the merger. The Deutsche Bank opinion was limited to the fairness, from a financial point of view, of the exchange ratio to the holders of PAETEC common stock, was subject to the assumptions, limitations, qualifications and other conditions contained therein and was necessarily based on the economic, market and other conditions, and information made available to Deutsche Bank, as of the date of its opinion. Deutsche Bank was not asked to, and the Deutsche Bank opinion did not, address the fairness of the merger, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of PAETEC, nor did it address the fairness of the contemplated benefits of the merger. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it became aware after the date of its opinion. Deutsche Bank expressed no opinion as to the merits of the underlying decision by PAETEC to engage in the merger or as to how any holder of PAETEC common stock should vote with respect to the merger. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of PAETEC’s officers, directors or employees, or any class of such persons, in connection with the merger relative to the amounts to be received by any other person pursuant to the merger agreement or otherwise. The Deutsche Bank opinion did not in any manner address the prices at which PAETEC common stock, Windstream’s common stock or other securities of PAETEC or Windstream, respectively, will trade following the announcement or consummation of the merger.

Deutsche Bank was not requested to and did not solicit third party indications of interest in the possible acquisition of all or part of PAETEC, nor was Deutsche Bank requested to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative business strategies or other transactions that may be available to PAETEC.

Set forth below is a brief summary of certain financial analyses performed by Deutsche Bank in connection with its opinion and reviewed with the PAETEC board of directors at its meeting on July 31, 2011.

The order of the analyses described below does not represent relative importance or weight given to those analyses by Deutsche Bank or the PAETEC board of directors. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s financial analyses. The tables below must be read together with the full text of each summary and are alone not a complete description of Deutsche Bank’s financial analyses.

Transaction Overview

Based on the exchange ratio of 0.460 shares of Windstream common stock per share of PAETEC common stock, Deutsche Bank noted that the implied value of the merger consideration pursuant to the merger agreement was approximately $5.62 per share of PAETEC common stock based on the closing price per share of Windstream common stock on July 29, 2011, referred to as the “Spot Price Implied Merger Consideration Value,” and approximately $5.75 per share of PAETEC common stock based on the average closing price per share of Windstream common stock for the 10-trading day period ending July 29, 2011, referred to as the “10-Day Average Implied Merger Consideration Value.”

PAETEC Analysis

Analysis of Selected Publicly Traded Companies. Deutsche Bank reviewed and compared certain financial information for PAETEC to the corresponding financial information, ratios and public market multiples for the following publicly traded telecommunications companies, referred to as the “PAETEC Selected Companies”:

•	Cbeyond, Inc.,

•	Cogent Communications Group, Inc.,

•	EarthLink, Inc., and

•	tw telecom inc.

Although none of the PAETEC Selected Companies are directly comparable to PAETEC, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of PAETEC. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the Deutsche Bank opinion, concerning differences in financial and operating characteristics of the PAETEC Selected Companies and other factors that could affect the public trading value of such companies.

In its analysis, Deutsche Bank derived and compared multiples for the PAETEC Selected Companies, calculated as follows:

•

the ratio of total enterprise value (calculated as the total equity value based on closing stock prices as of July 29, 2011, plus indebtedness and less cash), or TEV, to estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2011, referred to below as “TEV/2011E EBITDA”; and

•	the ratio of TEV to estimated EBITDA for calendar year 2012, referred to below as “TEV/2012E EBITDA.”

The multiples and ratios for each of the PAETEC Selected Companies were calculated using the closing price of the PAETEC Selected Companies’ common stock on July 29, 2011 and were based on the most recent publicly available information, as well as equity research analyst estimates for 2011 and 2012. Using the “base case” PAETEC five-year forecasts (see “—Financial Forecasts of PAETEC’s Management” for a description of forecasts) and the closing price of PAETEC common stock on July 29, 2011 of $4.42 per share, Deutsche Bank also calculated the same ratios for PAETEC.

This analysis indicated the following:

Metric	Mean	Median	PAETEC
TEV/2011E EBITDA	6.1x	6.0x	5.6x
TEV/2012E EBITDA	5.7x	5.8x	5.2x

Using the “base case” PAETEC five-year forecasts and based on the foregoing, Deutsche Bank determined an estimated TEV/2011E EBITDA reference range of 5.0x–6.0x and applied such range to PAETEC’s 2011E EBITDA. Deutsche Bank observed that the price per share for PAETEC common stock implied by this analysis ranged from $3.05 to $5.53, compared to the Spot Price Implied Merger Consideration Value of approximately $5.62 per share, the 10-Day Average Implied Merger Consideration Value of approximately $5.75 per share and the closing price of PAETEC common stock on July 29, 2011 of $4.42 per share.

Discounted Cash Flow Analysis. Deutsche Bank performed a discounted cash flow analysis for PAETEC to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that PAETEC was forecasted to generate through the fiscal year ending December 31, 2015, based on both the “base case” PAETEC five-year forecasts and the “adjusted” PAETEC five-year forecasts. For its calculations, Deutsche Bank treated stock-based compensation as a cash expense and used discount rates ranging from 9.0% to 11.0%. The discount rates applicable to PAETEC were based on Deutsche Bank’s judgment of the estimated weighted average cost of PAETEC’s capital. The terminal value of PAETEC was calculated using perpetuity growth rates ranging from 2.5% to 3.0%.

Deutsche Bank observed that the price per share for PAETEC common stock implied by this analysis ranged from approximately $4.29 to $8.81 based on the “base case” PAETEC five-year forecasts and approximately $1.50 to $4.98 based on the “adjusted” PAETEC five-year forecasts, in each case compared to the Spot Price Implied Merger Consideration Value of approximately $5.62 per share, the 10-Day Average Implied Merger Consideration Value of approximately $5.75 per share and the closing price of PAETEC common stock on July 29, 2011 of $4.42 per share.

Analysis of Selected Precedent Transactions. Deutsche Bank reviewed the financial terms, to the extent publicly available, of 11 selected completed business combination transactions since May 2006 involving companies in the telecommunications sector, referred to as the “Selected Transactions,” which were selected because they involved target companies with operations that for the purposes of analysis may be considered similar to certain operations of PAETEC. Deutsche Bank calculated various financial multiples based on certain publicly available information for each of the Selected Transactions. The transactions reviewed were as follows:

Month and Year Announced	Target	Acquiror
December 2010	One Communications Corp.	EarthLink, Inc.
October 2010	ITC^DeltaCom, Inc.	EarthLink, Inc.
September 2010	Cavalier Telephone Corporation	PAETEC Holding Corp.
July 2010	FiberNet	NTELOS Holdings Corp.
November 2009	NuVox, Inc.	Windstream Corporation
October 2007	Covad Communications Group, Inc.	Platinum Equity
March 2007	Eschelon Telecom, Inc.	Integra Telecom, Inc.
November 2006	Norlight Telecommunications Inc.	Q-Comm Corp.
August 2006	US LEC Corp.	PAETEC Corp.
June 2006	Looking Glass Networks Holding Co. Inc.	Level 3 Communications, Inc.
May 2006	Mpower Communications Corp.	TelePacific Communications

In its analysis, Deutsche Bank derived and compared multiples for the five Selected Transactions announced since November 2009, including the ratio of TEV for the target company implied by the consideration payable in the transaction to the last twelve months EBITDA (except in the transaction involving FiberNet, in which EBITDA for calendar year 2009 was used), both including and excluding synergies expected to result from the transaction forecasted by the acquiror, referred to below as “TEV/LTM EBITDA.”

This analysis indicated the following:

Selected Transactions Valuation Multiples

	Excluding Forecasted Synergies			Including Forecasted Synergies
Metric	High	Low	Mean	High	Low	Mean
TEV/LTM EBITDA	6.8x	4.7x	5.6x	5.2x	3.7	4.4x

Based on the foregoing, Deutsche Bank determined an estimated TEV/LTM EBITDA reference range of 5.5x to 6.8x, and applied such range to PAETEC’s LTM EBITDA. Deutsche Bank observed that the price per share for PAETEC common stock implied by this analysis ranged from approximately $3.63 to $6.69, compared to the Spot Price Implied Merger Consideration Value of approximately $5.62 per share, the 10-Day Average Implied Merger Consideration Value of approximately $5.75 per share and the closing price of PAETEC common stock on July 29, 2011 of $4.42 per share.

Because the reasons for, and circumstances surrounding, including without limitation differing markets and other conditions, the Selected Transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of PAETEC and the companies involved in the Selected Transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the Deutsche Bank opinion, concerning differences between the characteristics of the Selected Transactions and the merger that could affect the value of the subject companies and businesses and PAETEC.

Fifty-Two Week Trading Range. Deutsche Bank reviewed the historical trading price for PAETEC common stock during the 52-week period ended July 29, 2011 and observed that the range of intra-day trading share prices for PAETEC common stock during this period was $3.00 to $4.95, compared to the Spot Price Implied Merger Consideration Value of approximately $5.62 per share, the 10-Day Average Implied Merger Consideration Value of approximately $5.75 per share and the closing price of PAETEC common stock on July 29, 2011 of $4.42 per share.

Analysis of Equity Analyst Price Targets. Deutsche Bank reviewed price targets for PAETEC common stock published by certain equity research analysts during the period from May 5, 2011 to July 12, 2011. This analysis showed that the price targets ranged from $4.20 to $7.00 per share of PAETEC common stock, with a mean price target of $5.63, in each case compared to the Spot Price Implied Merger Consideration Value of approximately $5.62 per share, the 10-Day Average Implied Merger Consideration Value of approximately $5.75 per share and the closing price of PAETEC common stock on July 29, 2011 of $4.42 per share.

Windstream Analysis

Analysis of Selected Publicly Traded Companies. Deutsche Bank reviewed and compared certain financial information for Windstream to the corresponding financial information, ratios and public market multiples for the following publicly traded telecommunications companies, referred to as the “Windstream Selected Companies”:

•	Alaska Communications Systems Group Inc.,

•	CenturyLink, Inc.,

•	Cincinnati Bell Inc., and

•	Frontier Communications Corporation

Although none of the Windstream Selected Companies are directly comparable to Windstream, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Windstream. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in the Deutsche Bank opinion, concerning differences in financial and operating characteristics of the Windstream Selected Companies and other factors that could affect the public trading value of such companies.

In its analysis, Deutsche Bank derived and compared multiples for the Windstream Selected Companies, calculated as follows:

•	TEV/2011E EBITDA; and

•	TEV/2012E EBITDA.

The multiples and ratios for each of the Windstream Selected Companies were calculated using the closing price of the Windstream Selected Companies’ common stock on July 29, 2011 and were based on the most recent publicly available information, as well as equity research analyst estimates for 2011 and 2012. Using both the

“base case” PAETEC five-year forecasts for Windstream, the “adjusted” PAETEC five-year forecasts for Windstream and the closing price of Windstream common stock on July 29, 2011 of $12.21 per share, Deutsche Bank also calculated the same ratios for Windstream.

This analysis indicated the following:

Metric	Mean	Median	Windstream
TEV/2011E EBITDA	6.1x	6.2x	6.6x
TEV/2012E EBITDA	6.0x	6.1x	6.6x

Using the “base case” PAETEC five-year forecasts for Windstream and based on the foregoing, Deutsche Bank determined an estimated TEV/2011E EBITDA reference range of 6.0x–6.6x and applied such range to Windstream’s 2011E EBITDA. Deutsche Bank observed that the price per share for Windstream common stock implied by this analysis ranged from approximately $9.75 to $12.18, compared to the closing price of Windstream common stock of $12.21 on July 29, 2011.

Discounted Cash Flow Analysis. Deutsche Bank performed a discounted cash flow analysis for Windstream to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Windstream was forecasted to generate through the fiscal year ending December 31, 2015, based on both the “base case” PAETEC five-year forecasts for Windstream and the “adjusted” PAETEC five-year forecasts for Windstream. For its calculations, Deutsche Bank treated stock-based compensation as a cash expense and used discount rates ranging from 6.0% to 7.0%. The discount rates applicable to Windstream were based on Deutsche Bank’s judgment of the estimated weighted average cost of Windstream’s capital. The terminal value of Windstream was calculated using perpetuity growth rates ranging from (1.0%) to 0.0%.

Deutsche Bank observed that the price per share for Windstream common stock implied by this analysis ranged from approximately $12.01 to $19.35 based on the “base case” PAETEC five-year forecasts for Windstream and approximately $9.17 to $15.59 based on the “adjusted” PAETEC five-year forecasts for Windstream, in each case compared to the closing price of Windstream common stock of $12.21 on July 29, 2011.

Fifty-Two Week Trading Range. Deutsche Bank reviewed the historical trading price for Windstream common stock during the 52-week period ended July 29, 2011 and observed that the range of intra-day trading share prices for Windstream’s common stock during this period was $10.97 to $14.40, compared to the closing price of Windstream common stock of $12.21 on July 29, 2011.

Analysis of Equity Analyst Price Targets. Deutsche Bank reviewed price targets for Windstream common stock published by certain equity research analysts during the period from May 4, 2011 to July 18, 2011. This analysis showed that the price targets ranged from $13.00 to $18.50 per share of Windstream common stock, with a mean price target of $14.32, in each case compared to the closing price of Windstream common stock of $12.21 on July 29, 2011.

Implied Exchange Ratio Analysis

Analysis of Selected Publicly Traded Companies. Using the range of implied prices per share for PAETEC common stock of approximately $3.05 to $5.53 and the range of implied prices per share for Windstream common stock of approximately $9.75 to $12.18 based on the TEV/2011E EBITDA metric of the selected public company analysis for each company on a standalone basis as described above, Deutsche Bank calculated implied exchange ratios by (i) dividing the lowest implied price per share of PAETEC common stock by the highest implied price per share of Windstream common stock to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied price per share of PAETEC common stock by the lowest implied price per share of Windstream common stock to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.251 to 0.567, compared to the exchange ratio set forth in the merger agreement of 0.460.

Discounted Cash Flow Analysis—The “Base Case” PAETEC Five-Year Forecasts and the “Base Case” PAETEC Five-Year Forecasts for Windstream. Using the range of implied prices per share for PAETEC common stock of approximately $4.29 to $8.81 and the range of implied prices per share for Windstream common stock of approximately $12.01 to $19.35, based on the discounted cash flow analysis for each company on a standalone basis using, for PAETEC, the “base case” PAETEC five-year forecasts and, for Windstream, the “base case” PAETEC five-year forecasts for Windstream, as described above, Deutsche Bank calculated implied exchange ratios by (i) dividing the lowest implied price per share of PAETEC common stock by the highest implied price per share of Windstream common stock to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied price per share of PAETEC common stock by the lowest implied price per share of Windstream common stock to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.222 to 0.733, compared to the exchange ratio set forth in the merger agreement of 0.460.

Discounted Cash Flow Analysis—The “Adjusted” PAETEC Five-Year Forecasts and the “Adjusted” PAETEC Five-Year Forecasts for Windstream. Using the range of implied prices per share for PAETEC common stock of approximately $1.50 to $4.98 and the range of implied prices per share for Windstream common stock of approximately $9.17 to $15.59, based on the discounted cash flow analysis for each company on a standalone basis using, for PAETEC, the “adjusted” PAETEC five-year forecasts and, for Windstream, the “adjusted” PAETEC five-year forecasts for Windstream, as described above, Deutsche Bank calculated implied exchange ratios by (i) dividing the lowest implied price per share of PAETEC common stock by the highest implied price per share of Windstream common stock to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied price per share of PAETEC common stock by the lowest implied price per share of Windstream common stock to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.096 to 0.543, compared to the exchange ratio set forth in the merger agreement of 0.460.

Analysis of Selected Precedent Transactions. Using the range of implied prices per share for PAETEC common stock of approximately $3.63 to $6.69 based on the TEV/LTM EBITDA metric of the precedent transaction analysis for PAETEC on a standalone basis as described above, and the range of implied prices per share for Windstream common stock of approximately $9.75 to $12.18 based on the TEV/2011E EBITDA metric of the selected public company analysis for Windstream on a standalone basis as described above, Deutsche Bank calculated implied exchange ratios by (i) dividing the lowest implied price per share of PAETEC common stock by the highest implied price per share of Windstream common stock to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied price per share of PAETEC common stock by the lowest implied price per share of Windstream common stock to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.298 to 0.686, compared to the exchange ratio set forth in the merger agreement of 0.460.

Fifty-Two Week Trading Range. Using the range of intra-day trading share prices for PAETEC common stock of $3.00 to $4.95 and the range of intra-day trading share prices for Windstream common stock of $10.97 to $14.40 based on the review of the historical trading prices of each company during the 52-week period ending July 29, 2011 as described above, Deutsche Bank calculated implied exchange ratios by (i) dividing the lowest implied price per share of PAETEC common stock by the highest implied price per share of Windstream common stock to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied price per share of PAETEC common stock by the lowest implied price per share of Windstream common stock to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.208 to 0.451, compared to the exchange ratio set forth in the merger agreement of 0.460.

Analysis of Equity Analyst Price Targets. Using the range of prices per share for PAETEC common stock of $4.20 to $7.00 and the range of prices per share for Windstream common stock of $13.00 to $18.50 based on the review of the price targets of certain equity research analysts as described above, Deutsche Bank calculated implied exchange ratios by (i) dividing the lowest implied price per share of PAETEC common stock by the highest implied price per share of Windstream common stock to arrive at the low end of the implied exchange ratio range and (ii) dividing the highest implied price per share of PAETEC common stock by the lowest implied price per share of Windstream common stock to arrive at the high end of the implied exchange ratio range. This analysis indicated a range of implied exchange ratios of 0.227 to 0.538, compared to the exchange ratio set forth in the merger agreement of 0.460.

Implied Historical Exchange Ratio Analysis

Based on the daily closing price per share of PAETEC common stock and Windstream common stock over the 2-year period ending on July 29, 2011, Deutsche Bank reviewed the implied historical exchange ratios calculated by dividing the daily closing price per share of PAETEC common stock by the daily closing price per share of Windstream. Deutsche Bank noted that the average implied historical exchange ratio over the 1-year period ending July 29, 2011 was 0.315 and the average implied exchange ratio over the 2-year period ending July 29, 2011 was 0.342, in each case compared to the exchange ratio set forth in the merger agreement of 0.460.

Deutsche Bank also noted that the exchange ratio set forth in the merger agreement of 0.460 represented a premium of:

•	27.1% over the implied exchange ratio of 0.362 based on the closing prices per share of PAETEC common stock and Windstream common stock on July 29, 2011 of $4.42 and $12.21, respectively,

•

25.3% over the implied exchange ratio of 0.367 based on the average closing prices per share of PAETEC common stock and Windstream common stock for the 10-day period ending July 29, 2011 of $4.58 and $12.49, respectively,

•

26.4% over the implied exchange ratio of 0.364 based on the volume weighted average prices per share, or VWAP, of PAETEC common stock and Windstream common stock for the 30-day period ending July 29, 2011 of $4.64 and $12.74, respectively,

•	29.1% over the implied exchange ratio 0.356 based on the VWAP of PAETEC common stock and Windstream common stock for the 60-day period ending July 29, 2011 of $4.59 and $12.90, respectively,

•	37.3% over the implied exchange ratio of 0.335 based on the VWAP of PAETEC common stock and Windstream common stock for the 90-day period ending July 29, 2011 of $4.35 and $12.99, respectively,

•

33.8% over the implied exchange ratio of 0.344 based on the high intra-day trading prices per share of PAETEC common stock and Windstream common stock for the 52-week period ending July 29, 2011 of $4.95 and $14.40, respectively, and

•

68.2% over the implied exchange ratio of 0.273 based on the low intra-day trading prices per share of PAETEC common stock and Windstream common stock for the 52-week period ending July 29, 2011 of $3.00 and $10.97, respectively.

Accretion Dilution Analysis

Using estimated financial data provided by PAETEC management, Deutsche Bank reviewed the potential pro forma financial effect of the merger on Windstream’s estimated leveraged free cash flows for calendar year 2012, referred to as “2012E LFCF.” This analysis indicated that the merger would be accretive to Windstream’s 2012E LFCF, both including and excluding the Synergies and Cost Savings provided by PAETEC management. The actual results achieved by the combined company may vary from the projected results and the variations may be material.

Other Factors

In rendering its opinion, Deutsche Bank also reviewed and considered the historical trading prices for the PAETEC common stock and Windstream common stock for the period from July 29, 2010 to July 29, 2011, both separately and in relation to the S&P 500 composite index.

The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the PAETEC board of directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the PAETEC board of directors as to the fairness of the exchange ratio to the holders of PAETEC common stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by PAETEC management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond PAETEC’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of PAETEC or its advisors, neither PAETEC nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger were determined through negotiations between PAETEC and Windstream and were approved by the PAETEC board of directors. Although Deutsche Bank provided advice to the PAETEC board of directors during the course of these negotiations, the decision to enter into the merger was solely that of the PAETEC board of directors. As described above, the opinion of Deutsche Bank to the PAETEC board of directors was only one of a number of factors taken into consideration by the PAETEC board of directors in making its determination to approve the merger. The Deutsche Bank opinion was provided to the PAETEC board of directors to assist it in connection with its consideration of the merger and does not constitute a recommendation to any holder of PAETEC common stock as to how to vote with respect to the merger.

Additional Information

The PAETEC board of directors selected Deutsche Bank as a financial advisor in connection with the merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions, and its familiarity with PAETEC and its business. Pursuant to its engagement letter with PAETEC, Deutsche Bank will be paid a fee for its services as financial advisor to PAETEC in connection with the merger in the amount of approximately $8 million, $2 million of which was payable upon delivery of its opinion and the balance of which is payable contingent upon consummation of the merger or similar transaction. In addition, PAETEC may pay to Deutsche Bank an additional discretionary fee of up to $2 million if PAETEC so determines in its sole discretion. PAETEC also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, is referred to as the “DB Group.” In the past two years, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Windstream and PAETEC or their respective affiliates for which it has received compensation, including (i) having served as joint bookrunner on PAETEC’s $300 million senior secured notes offering, (ii) having served as financial advisor to PAETEC in its acquisition of Cavalier Telephone Corporation and provided committed financing in connection therewith, (iii) having served as lead bookrunner on PAETEC’s $450 million senior notes offering, (iv) having served as joint bookrunner on Windstream’s $400 million senior notes offering, (v) having served as joint bookrunner on Windstream’s $200 million senior notes offering and (vi) having served as joint bookrunner on Windstream’s $450 million senior notes offering. During the two years prior to the date of Deutsche Bank’s opinion, PAETEC paid aggregate fees of approximately $21 million to DB Group and Windstream paid aggregate fees of approximately $3 million to DB Group. DB Group may also provide investment and commercial banking services to Windstream and PAETEC in the future, for which Deutsche Bank would expect the DB Group to receive compensation. In the ordinary course of its business, members of the DB Group may actively trade in the securities and other instruments and obligations of Windstream and PAETEC for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Opinion of Houlihan Lokey Financial Advisors, Inc.

On July 31, 2011, Houlihan Lokey rendered an oral opinion to the PAETEC board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated July 31, 2011), to the effect that, as of July 31, 2011, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the consideration to be received by the holders of PAETEC common stock in the merger was fair, from a financial point of view, to the holders of PAETEC common stock.

Houlihan Lokey’s opinion was directed to the PAETEC board of directors and only addressed the fairness from a financial point of view of the consideration to be received by the holders of PAETEC common stock in the merger and does not address any other aspect or implication of the merger. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. PAETEC encourages its stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not, constitute advice or a recommendation to the PAETEC board of directors, any PAETEC stockholder or any other party as to how to act or vote with respect to the merger or related matters.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed the following agreements and documents:

•	a draft dated July 31, 2011 of the merger agreement; and

•	a draft dated July 31, 2011 of the voting agreement;

•

reviewed certain publicly available business and financial information relating to PAETEC and Windstream that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of PAETEC and Windstream;

•	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of PAETEC and Windstream made available to Houlihan Lokey by PAETEC and

Windstream, including financial projections prepared by the management of PAETEC relating to PAETEC for the fiscal years ending 2011 through 2015;

•

spoke with certain members of the management of PAETEC and certain of its representatives and advisors regarding the respective businesses, operations, financial condition and prospects of PAETEC and Windstream, the merger and related matters;

•	compared the financial and operating performance of PAETEC and Windstream with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•	reviewed the current and historical market prices and trading volumes for certain of PAETEC’s and Windstream’s publicly traded securities; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of PAETEC advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of PAETEC, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. With respect to the publicly available research analyst estimates for Windstream referred to above, Houlihan Lokey reviewed and discussed such estimates with the management of PAETEC and such management advised Houlihan Lokey, and Houlihan Lokey assumed, that such estimates represented reasonable estimates and judgments of the future financial results and condition of Windstream, and Houlihan Lokey expressed no opinion with respect to such estimates or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of PAETEC or Windstream since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified above and all other related documents and instruments that are referred to therein were true and correct, (b) each party to all such agreements and other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger will be satisfied without waiver thereof, and (d) the merger would be consummated in a timely manner in accordance with the terms described in all such agreements and other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also assumed, with PAETEC’s consent, that the merger would be treated as a tax-free transaction. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of PAETEC or Windstream, or otherwise have an effect on the merger, PAETEC or Windstream or any expected benefits of the merger that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of any draft documents identified above would not differ in any respect from the drafts of such documents.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of PAETEC, Windstream or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and did not express any opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which PAETEC or Windstream is or may be a party or are or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which PAETEC or Windstream is or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, the securities, assets, businesses or operations of PAETEC or any other party, or any alternatives to the merger, (b) negotiate the terms of the merger, or (c) advise the PAETEC board of directors or any other party with respect to alternatives to the merger, including, but not limited to, any other inquiries from third parties involving a possible business combination. The opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the opinion. Houlihan Lokey did not undertake, and was under no obligation, to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of the opinion. Houlihan Lokey did not express any opinion as to what the value of Windstream common stock actually would be when issued pursuant to the merger or the price or range of prices at which PAETEC common stock or Windstream common stock may be purchased or sold at any time. Houlihan Lokey assumed that the Windstream common stock to be issued in the merger to holders of PAETEC common stock will be listed on the NASDAQ Global Select Market.

The Houlihan Lokey opinion was furnished for the use and benefit of the PAETEC board of directors (in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without the prior written consent of Houlihan Lokey. The opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the PAETEC board of directors, any security holder or any other party as to how to act or vote with respect to any matter relating to the merger.

Houlihan Lokey was not requested to opine as to, and did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of PAETEC, Windstream, their respective security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger or otherwise (other than the merger consideration to the extent expressly specified therein), (iii) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of PAETEC or Windstream, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the merger as compared to any alternative business strategies that might exist for PAETEC, Windstream or any other party or the effect of any other transaction in which PAETEC, Windstream or any other party might engage, (v) the fairness of any portion or aspect of the merger to any one class or group of PAETEC’s, Windstream’s or any other party’s security holders or other constituents vis-à-vis any other class or group of PAETEC’s, Windstream’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not PAETEC, Windstream, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger, (vii) the solvency, creditworthiness or fair value of PAETEC, Windstream or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the merger consideration or otherwise.

Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of PAETEC, on the assessments by PAETEC and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to PAETEC, Windstream and the merger. The issuance of its opinion was approved by a committee of Houlihan Lokey authorized to approve opinions of this nature.

In preparing its opinion to the PAETEC board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of PAETEC and Windstream, such as the impact of competition on the businesses of PAETEC and Windstream and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of PAETEC and Windstream or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to PAETEC, Windstream or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in PAETEC’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of PAETEC and Windstream. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the PAETEC board of directors in connection with its consideration of the proposed merger and was only one of many factors considered by the PAETEC board of directors in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the merger consideration or of the views of the PAETEC board of directors or management with respect to the merger or the merger consideration. The type and amount of merger consideration payable in the merger were determined through negotiation between PAETEC and Windstream, and the decision to enter into the merger was solely that of the PAETEC board of directors.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the PAETEC board of directors in connection with Houlihan Lokey’s opinion rendered on July 31, 2011. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the underlying methodologies, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•

Enterprise value, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price as of a specified date, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•	Earnings before interest, taxes, depreciation, and amortization, or EBITDA.

•	Earnings before interest, taxes, depreciation, and amortization, adjusted for certain non-recurring and non-cash items, or Adjusted EBITDA.

•	Adjusted EBITDA less capital expenditures, or Adjusted Free Cash Flow.

Unless the context indicates otherwise, the analyses performed below were calculated using the closing price of PAETEC common stock and the closing prices of selected telecommunications companies as of July 29, 2011, and transaction values for the target companies derived from the selected transactions analysis described below were calculated as of the announcement date of the relevant transaction based on the estimated purchase prices announced on such date for the selected transactions. Accordingly, this information may not reflect current or future market conditions. The calculations of Adjusted EBITDA for the most recently completed quarter for which financial information has been made public, annualized (“LQA”) for PAETEC and the selected telecommunications companies were based on publicly available information for PAETEC and those telecommunications companies. Estimates for each of (i) Adjusted EBITDA for the next fiscal year for which financial information has not been made public (“NFY”), and (ii) Adjusted EBITDA for the next fiscal year following NFY (“NFY + 1”), for PAETEC were based on estimates provided by PAETEC management. LQA information for PAETEC is pro forma for the acquisition of XETA, which was completed on May 31, 2011. Estimates for each of NFY Adjusted EBITDA and NFY + 1 Adjusted EBITDA for the selected telecommunications companies listed below were based on certain publicly available research analyst estimates for those telecommunications companies. For purposes of certain analyses described below, the term “per share merger consideration” refers to the implied per share value of the merger consideration of $5.75 based on the merger exchange ratio of 0.46 and the 10-day average closing price of Windstream common stock as of July 29, 2011 of $12.49.

PAETEC Financial Analyses

Historical Trading Analysis. Houlihan Lokey reviewed certain historical stock price information for PAETEC common stock. This review indicated that for the one-year period ended July 29, 2011, PAETEC common stock traded on an intraday basis in a range between $3.00 and $4.95 per share, with an average per share closing price for the period of $4.02, as compared to the implied per share merger consideration value of $5.75 per share.

Houlihan Lokey also reviewed certain historical volume weighted prices for PAETEC common stock. The review indicated that for the certain periods ended July 29, 2011 set forth below, the volume weighted average prices (“VWAP”) for PAETEC common stock and the high and low intraday prices for PAETEC common stock were as follows:

	1 Day Period	5 Day Period	10 Day Period	1 Month Period	2 Month Period	3 Month Period
VWAP Average	$4.43	$4.62	$4.60	$4.64	$4.59	$4.35

Intraday Prices
High	$4.50	$4.85	$4.95	$4.95	$4.95	$4.95
Low	$4.40	$4.40	$4.26	$4.26	$4.26	$3.21

Selected Companies Analysis. Houlihan Lokey calculated enterprise value to Adjusted EBITDA multiples based on certain financial data for PAETEC, and for the following small and medium enterprise (“SME”) CLEC and fiber-based CLEC companies based upon the closing prices of common stock of the following companies as of July 26, 2011. These companies were selected because they have similar operational and/or financial characteristics to PAETEC. The calculated multiples included (i) enterprise value to LQA Adjusted EBITDA, (ii) enterprise value to estimated NFY Adjusted EBITDA and (iii) enterprise value to estimated NFY + 1 Adjusted EBITDA. The list of selected companies and the related high, low, mean and median multiples for such selected companies and for PAETEC were as follows:

SME CLEC Companies

•	Cbeyond, Inc.

•	EarthLink, Inc.

Enterprise Value to
Adjusted EBITDA
	LQA	NFY	NFY + 1
High	5.0x	4.8x	4.2x
Low	3.4x	3.6x	4.2x
Mean	4.2x	4.2x	4.2x
Median	4.2x	4.2x	4.2x
PAETEC as of 7/29/11	5.6x	5.4x	5.1x
PAETEC at Implied Merger Consideration	6.2x	6.0x	5.7x

Fiber-based CLEC Companies

•	AboveNet, Inc.

•	Global Crossing Ltd.

•	Cogent Communications Group, Inc.

•	Level 3 Communications, Inc.

•	tw telecom inc.

Enterprise Value to
Adjusted EBITDA
	LQA	NFY	NFY + 1
High	9.5x	8.9x	8.6x
Low	7.0x	5.9x	5.4x
Mean	8.5x	8.0x	7.2x
Median	8.4x	8.0x	7.3x
PAETEC as of 7/29/11	5.6x	5.4x	5.1x
PAETEC at Implied Merger Consideration	6.2x	6.0x	5.7x

From this data, Houlihan Lokey selected an implied per share reference range for PAETEC based on using LQA Adjusted EBITDA multiples of 5.25x to 6.25x, NFY Adjusted EBITDA multiples of 5.00x to 6.00x and NFY + 1 Adjusted EBITDA multiples of 4.50x to 5.50x. This analysis indicated the following implied per share reference range for PAETEC, as compared to the proposed implied per share merger consideration value:

Implied Per Share Equity Reference Range for PAETEC based on:			Implied Per Share Merger Consideration Value
LQA Adjusted EBITDA	2011E Adjusted EBITDA	2012E Adjusted EBITDA
$3.48-$5.86	$3.31-$5.77	$2.72-$5.32	$5.75

Selected Transactions Analysis. Houlihan Lokey selected the following publicly announced SME CLEC transactions involving an unaffiliated third-party announced since January 2009 for which Houlihan Lokey deemed the target’s size and operations to be sufficiently similar to PAETEC’s for comparative purposes, and calculated enterprise value to Adjusted EBITDA multiples based on the estimated announced purchase prices, where such information was publicly available.

Announcement Date	Acquiror	Target
12/20/10	EarthLink, Inc.	One Communications Corp.
10/1/10	EarthLink, Inc.	ITC^DeltaCom, Inc.
9/13/10	PAETEC Holding Corp.	Cavalier Telephone Corporation
6/10/10	Covad Communications Company	Speakeasy, Inc.(1)
3/31/10	Covad Communications Company	MegaPath Inc.(1)
11/3/09	Windstream Corporation	NuVox, Inc.
10/7/09	Comcast Corporation	Cimco Communication(1)
7/12/09	Royal KPN, N.V.	iBasis, Inc.

(1)	Financial data for this transaction was not available.

The calculated multiples included implied enterprise value of the target company as a multiple of LQA Adjusted EBITDA for which information had been made public as of the announcement date of the relevant transaction. This analysis indicated the following high, low, mean and median multiples for the selected transactions:

Transaction Value to
Adjusted EBITDA
LQA
High	5.8x
Low	4.7x
Mean	5.4x
Median	5.5x

Houlihan Lokey also selected the following publicly announced fiber-based CLEC transactions involving an unaffiliated third-party announced since January 2009 for which Houlihan Lokey deemed the target’s size and operations to be sufficiently similar to PAETEC’s for comparative purposes, and calculated enterprise value to Adjusted EBITDA multiples based on the announced estimated purchase prices, where such information was publicly available.

Announcement Date	Acquiror	Target
4/11/11	Level 3 Communications, Inc.	Global Crossing Ltd.
12/13/10	Lightower Fiber Networks	Open Access Inc.(1)

Announcement Date	Acquiror	Target
12/10/10	Sidera Networks, Inc.	Long Island Fiber Exchange, Inc.(1)
9/14/10	Lightower Fiber Networks	Lexent Metro Connect, LLC
8/31/10	Ridgemont Equity Partners	Unite Private Networks LLC(1)
8/26/10	Court Square Capital Partners	Fibertech Networks, LLC
8/17/10	Windstream Corporation	Q-Comm Corporation
7/20/10	NTELOS Holding Corp.	FiberNet assets of One Communications Corp.
6/30/10	Zayo Group LLC	American Fiber Systems Holding Corporation(1)
6/25/10	Alinda Capital Partners LLC	DukeNet Communications, LLC(1)
5/25/10	Lightower Fiber Networks	Veroxity Technology Partners
3/23/10	Zayo Group LLC	AGL Networks, LLC
3/5/10	ABRY Partners LLC	RCN Corporation
10/6/09	NTELOS Holdings Corp.	Allegheny Energy, Inc.(2)
5/28/09	Zayo Group LLC	FiberNet Telecom Group, Inc.

(1)	Financial data for this transaction was not available.
(2)	Select fiber assets of Target were acquired. LQA Adjusted EBITDA data for Target was not available.

The calculated multiples included implied enterprise value of the target company as a multiple of LQA Adjusted EBITDA for which information had been made public as of the announcement date of the relevant transaction. This analysis indicated the following high, low, mean and median multiples for the selected transactions:

Transaction Value to
Adjusted EBITDA
LQA
High	12.2x
Low	5.5x
Mean	8.3x
Median	8.3x

From this data, Houlihan Lokey selected an implied per share reference range for PAETEC based on using LQA Adjusted EBITDA multiples of 5.50x to 6.50x. This analysis indicated the following implied per share reference range for PAETEC, as compared to the proposed implied per share merger consideration value:

Implied Per Share Equity Reference Range for PAETEC	Implied Per Share Merger Consideration Value
$4.07-$6.45	$5.75

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of PAETEC by calculating the estimated net present value of the unlevered, after-tax free cash flows that PAETEC was forecasted to generate through the fiscal year ended 2015 based on internal estimates provided by PAETEC’s management. For purposes of conducting its discounted cash flow analysis, Houlihan Lokey did not deduct stock-based compensation from the adjusted EBITDA provided by PAETEC’s management. See “—Financial Forecasts of PAETEC’s Management” beginning on page 107. Houlihan Lokey calculated terminal values for PAETEC by applying a range of terminal value EBITDA multiples of 5.0x to 5.5x to PAETEC’s fiscal year 2015 estimated EBITDA. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 9.0% to 11.0% and adjusted to reflect the estimated present value of PAETEC NOLs. Houlihan Lokey selected the discount rates based upon a review of PAETEC’s observed weighted average cost of capital (“WACC”) and the observed WACCs of the selected companies referred to above. The discounted cash flow analysis indicated the following implied per share reference range for PAETEC, as compared to the proposed implied per share merger consideration value:

Implied Per Share Equity Reference Range for PAETEC	Implied Per Share Merger Consideration Value
$5.38-$7.39	$5.75

Windstream Financial Analysis

Historical Trading Analysis. Houlihan Lokey reviewed certain historical stock price information for Windstream common stock. This review indicated that for the one-year period ended July 29, 2011, Windstream common stock traded on an intraday basis in a range between $10.97 and $14.40 per share, with an average per share closing price for the period of $12.80.

Houlihan Lokey also reviewed certain historical volume weighted prices for Windstream common stock. The review indicated that for certain periods ended July 29, 2011 set forth below, the VWAP for Windstream common stock and high and low intraday prices for Windstream common stock were as follows:

	1 Day Period	5 Day Period	10 Day Period	1 Month Period	2 Month Period	3 Month Period
VWAP Average	$12.13	$12.39	$12.49	$12.74	$12.90	$12.99

Intraday Trading
High	$12.28	$12.61	$12.75	$13.25	$13.51	$13.57
Low	$11.82	$11.82	$11.82	$11.82	$11.82	$11.82

Selected Companies Analysis. Houlihan Lokey calculated enterprise value to Adjusted EBITDA multiples and Adjusted Free Cash Flow multiples based on certain financial data for Windstream and the following telecommunications companies selected by Houlihan Lokey because they have similar operational and/or financial characteristics to Windstream. LQA Adjusted EBITDA and Adjusted Free Cash Flow calculations for Windstream were based on Windstream’s fiscal year 2011 second-quarter financial information. LQA Adjusted EBITDA and Adjusted Free Cash Flow calculations for each of the following telecommunications companies were based on publicly available 2011 first-quarter financial information for such companies. Estimates for (i) NFY Adjusted EBITDA and Adjusted Free Cash Flow and (ii) NFY + 1 Adjusted EBITDA and Adjusted Free Cash Flow were based on certain publicly available research analyst estimates for Windstream. The list of selected companies was as follows:

•	CenturyLink, Inc.

•	Cincinnati Bell Inc.

•	Consolidated Communications Holdings, Inc.

•	Fairpoint Communications, Inc.

•	Frontier Communications Corporation

The calculated multiples included (i) implied enterprise value to LQA Adjusted EBITDA, (ii) implied enterprise value to estimated NFY Adjusted EBITDA, (iii) implied enterprise value to estimated NFY + 1 Adjusted EBITDA, (iv) implied enterprise value to LQA Adjusted Free Cash Flow, (v) implied enterprise value to estimated NFY Adjusted Free Cash Flow and (vi) implied enterprise value to estimated NFY + 1 Adjusted Free Cash Flow. Houlihan Lokey observed the following implied trading multiples for Windstream common stock as compared to the corresponding high, low, mean and median multiples for the selected companies:

Enterprise Value to
	Adjusted EBITDA			Adjusted Free Cash Flow
	LQA	NFY	NFY+1	LQA	NFY	NFY+1
High	7.3x	7.4x	7.6x	9.3x	11.7x	11.1x
Low	5.2x	5.3x	5.3x	7.6x	7.9x	7.9x
Mean	6.0x	6.3x	6.3x	8.8x	9.5x	9.2x
Median	5.8x	6.1x	6.1x	9.1x	9.3x	8.9x
Windstream	6.6x	6.6x	6.6x	10.0x	9.4x	9.2x

Historical Trading Ratio Analysis. Houlihan Lokey reviewed certain historical data concerning the relative closing prices of PAETEC common stock and Windstream common stock between July 29, 2010 and July 29, 2011. Houlihan Lokey reviewed the ratio of average closing share prices of PAETEC common stock to average closing share prices of Windstream common stock over certain periods within the 52-week period in order to determine historical trading ratios and to compare such ratios to the merger exchange ratio of 0.46. The following table reflects the results of this analysis:

	1 Day Period	10 Day Period	1 Month Period	3 Month Period	1 Year Period
PAETEC common stock average price	$4.42	$4.58	$4.62	$4.35	$4.02
Windstream common stock average price	$12.21	$12.49	$12.74	$13.01	$12.80
Historical trading ratio	0.362	0.367	0.363	0.335	0.314

Houlihan Lokey also reviewed the implied transaction price based on the implied per share merger consideration value and the closing prices for the PAETEC common stock over certain periods between July 29, 2010 and July 29, 2011 in order to compare the implied premium to holders of PAETEC common stock over such closing prices reflected in the implied per share merger consideration value. The following table reflects the results of this analysis:

Trading Period Prior to 7/29/2011	Average Closing Stock Price	Implied Premium of per share Merger Consideration at $5.75
1 day period	$4.42	30.0%
5 day period	$4.57	25.7%
10 day period	$4.58	25.3%
1 month period	$4.62	24.3%
3 month period	$4.35	32.0%
6 month period	$4.02	43.1%
1 year period	$4.02	43.1%

Other Matters

Houlihan Lokey was engaged by PAETEC to provide an opinion to the PAETEC board of directors regarding the fairness from a financial point of view of the consideration to be received by the holders of PAETEC common stock in the merger. PAETEC engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, PAETEC paid Houlihan Lokey $1,500,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the merger. PAETEC has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, PAETEC, Windstream or any other party that may be involved in the merger and their respective affiliates or any currency or commodity that may be involved in the merger.

Houlihan Lokey in the past provided investment banking, financial advisory and other financial services to PAETEC and/or one or more of their respective affiliates, for which Houlihan Lokey received compensation. Houlihan Lokey has not received any compensation from PAETEC during the two years prior to the date of the

Houlihan Lokey opinion. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to PAETEC, Windstream, other participants in the merger or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, a member of the Houlihan Lokey deal team for the merger owns PAETEC common stock constituting less than 0.01% of outstanding PAETEC common stock.

Interests of PAETEC’s Directors and Executive Officers in the Merger

Certain of PAETEC’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests generally of PAETEC’s stockholders. As discussed below, these interests include receipt of the following types of payments and benefits that are triggered by or otherwise relate to the merger:

•	cash payments and other benefits under executive officer severance agreements;

•	accelerated vesting of executive officer and director equity awards;

•	the assumption by Windstream of a non-compensatory warrant to purchase common stock;

•	the provision of indemnification and insurance arrangements pursuant to the merger agreement; and

•	related benefits.

Executive Officer Severance Agreements

PAETEC is required to provide payments to each executive officer in certain circumstances upon the termination of the officer’s employment with PAETEC, including a termination occurring after a change of control of PAETEC, under the officer’s existing executive confidentiality, non-solicitation, non-competition and severance agreement with PAETEC. The merger will constitute a change of control of PAETEC for purposes of each such severance agreement.

The executive officers of PAETEC who are parties to a severance agreement as of the date of the merger agreement are Arunas A. Chesonis (Chairman of the Board, President and Chief Executive Officer), Keith M. Wilson (Executive Vice President and Chief Financial Officer), Robert D. Moore, Jr. (Executive Vice President and Chief Information Officer), Mario DeRiggi (Executive Vice President and President, National Sales and Service), Mary K. O’Connell (Executive Vice President, General Counsel and Secretary) and Algimantas K. Chesonis (Senior Vice President, Chief Accounting Officer and Controller). This summary also includes a discussion of the interests of two former executive officers of PAETEC, Edward J. Butler, Jr. (formerly Executive Vice President and President of PAETEC’s Energy Business), whose employment with PAETEC terminated in November 2010, and Laurie L. Zaucha (formerly Senior Vice President Human Resources), whose employment with PAETEC terminated in March 2011. Neither Mr. Butler nor Ms. Zaucha was serving as an executive officer of PAETEC as of the end of PAETEC’s last fiscal year on December 31, 2010.

The principal payment terms of the severance agreements are summarized below, and the amounts payable to the officers in accordance with the terms of the agreements are set forth under “—Quantification of Payments and Benefits.”

Severance Payments and Benefits, including after a Change of Control. Subject to compliance with certain non-solicitation and non-competition covenants described below, if the employment of Mr. Arunas Chesonis, Mr. Wilson or Mr. Algimantas Chesonis is terminated by PAETEC without “cause” (as described below) or such officer terminates employment for “good reason” (as described below) within one year following the merger, PAETEC will be obligated to make payments to such officer for each of the two years after termination of such officer’s employment (or one year in the case of Mr. Algimantas Chesonis) in an amount equal to 1.5 times the highest annualized base salary paid to such officer at any time during the one-year period immediately preceding the employment termination date. If the employment of Mr. Moore, Mr. DeRiggi or Ms. O’Connell is terminated by PAETEC without “cause” or such officer terminates employment for “good reason” at any time, including following the merger, PAETEC will be obligated to make payments to such officer for each of the two years after termination of the officer’s employment in an amount equal to the highest annualized base salary paid to such officer at any time during the one-year period immediately preceding the employment termination date.

If an officer complies with the non-solicitation and non-competition covenants, following termination of the officer’s employment for any reason other than death, disability or “cause,” and notwithstanding whether there was a change of control transaction, the officer also will be entitled to receive payment of a portion of COBRA premiums for medical and dental plan benefits, if elected, during the covenant period, as well as the premiums for company-provided life insurance that the officer elects to continue after the officer’s employment terminates. Further, if the employment of an officer is terminated by such officer for “good reason” or by PAETEC without “cause” within one year following the merger, such officer will be entitled to an additional severance payment for each annual bonus period ending during the applicable covenant period equal to the “target” bonus amount which the officer would have been eligible to receive under PAETEC’s annual bonus plan if the officer had been employed during the entire bonus year and the particular bonus target had been fully achieved at the “target” level (as opposed to the maximum level). In the event of a termination by PAETEC for “cause” following the merger, if PAETEC elects to waive the officer’s compliance with the non-solicitation and non-competition covenants, the executive will not be entitled to receive any of the severance payments and benefits described in this paragraph.

In addition to being subject to compliance with the non-solicitation and non-competition covenants, all severance payments are subject to the officer executing and not revoking a full and unconditional release in favor of PAETEC and its affiliates of all obligations other than those set forth in the applicable severance agreement.

As defined in the severance agreements, “cause” means the termination of the officer’s employment as a result of any of the following events:

•

the officer’s material failure or refusal to perform the duties assigned to the officer, so long as the duties are not materially inconsistent with those of other individuals reporting directly to the officer of PAETEC to whom the officer directly reports (or to the board of directors, in the case of the chief executive officer);

•

the officer’s refusal to follow the reasonable directives of the board of directors, the chief executive officer or the other officer to whom the officer directly reports, as applicable, so long as the directives are not materially inconsistent with those applicable to other individuals reporting directly to the officer of the company to whom the officer directly reports (or to the board of directors, in the case of the chief executive officer); or

•	the officer’s conviction of a felony.

Subject to specified conditions, an officer will be deemed to have terminated the officer’s employment for “good reason” as the result of any of the following events:

•	any action by PAETEC to reduce the responsibilities, duties or position of the officer to a materially lesser status or degree;

•	any action by PAETEC to reduce the officer’s base salary by a material amount;

•	any action by PAETEC to reduce the officer’s target annual bonus opportunity, expressed as a percentage of the officer’s annual base salary, by a material amount; or

•	a requirement by PAETEC that the officer be based anywhere other than within 50 miles of the officer’s current location without the officer’s consent.

Terms of All Payments. The salary continuation payments will be made in installments during the applicable covenant period described below in accordance with PAETEC’s customary payroll practices, while the payments equal to the annual bonus amounts will be made in accordance with PAETEC’s annual bonus payout practices.

PAETEC may elect to discontinue the payments and provision of other severance benefits described above if:

•	it determines in good faith that the officer has violated the terms of any of the non-solicitation and non-competition covenants described below; or

•	a court determines in an action initiated by the officer that any of the following covenants is void or unenforceable.

Non-Solicitation and Non-Competition Covenants. Each officer’s severance agreement conditions the payments and other benefits described above on continued compliance by the officer with two-year non-solicitation and non-competition covenants, except in the case of Mr. Algimantas Chesonis, whose severance agreement contains one-year non-solicitation and non-competition covenants. The covenants provide that, for two years (or one year in the case of Mr. Algimantas Chesonis) after the termination of such officer’s employment for any reason, the officer will not:

•	solicit, recruit or hire any of the employees or sales agents of PAETEC or any of its subsidiaries;

•

serve as an officer, director, employee, 1% or greater stockholder, consultant, contractor, partner, joint venturer, agent, manager or other representative of any enterprise that is competitive with PAETEC’s business or the business of any of its subsidiaries in any geographical area in which the companies are then conducting operations, or that would divert business from PAETEC or any subsidiary in any such geographical area; or

•

take any action to influence the customers, prospective customers, vendors or suppliers of PAETEC or any of its subsidiaries to divert their business to a competitive enterprise, or solicit or accept business from any customer or prospective customer of PAETEC or any subsidiary on behalf of any competitive enterprise.

If an applicable final judgment is obtained that an officer violated the terms of these covenants, PAETEC may, in addition to all other available remedies, discontinue the provision of the payments and benefits described above.

Treatment of Director and Executive Officer Common Stock

PAETEC’s directors and executive officers will receive 0.460 shares of Windstream common stock for each share of PAETEC common stock that they own at the effective time of the merger, in the same manner as other PAETEC stockholders. For information regarding beneficial ownership of PAETEC common stock by each of PAETEC’s current directors and certain executive officers and all directors and executive officers as a group, see “The Special Meeting—PAETEC Security Ownership of Management and Certain Beneficial Owners” beginning on page 46. In addition to Mr. Arunas Chesonis, the current members of PAETEC’s board of directors include Richard T. Aab, Shelley Diamond, H. Russell Frisby, Jr., Tansukh V. Ganatra, Michael C. Mac Donald, William R. McDermott, Alex Stadler, Mr. Wilson and Mark Zupan.

Accelerated Vesting of Executive Officer Equity Awards

PAETEC’s executive officers are entitled to accelerated vesting of equity awards in connection with the completion of the merger under provisions of the severance agreements described above and of PAETEC’s incentive plans and the award agreements under which the awards were granted.

As of August 30, 2011, PAETEC’s executive officers held unvested stock options and unvested restricted stock units awarded under the PAETEC Holding Corp. 2007 Omnibus Incentive Plan (the “2007 omnibus incentive plan”) and the PAETEC Holding Corp. 2011 Omnibus Incentive Plan (the “2011 omnibus incentive plan”) in the amounts set forth below under “—Quantification of Payments and Benefits—Potential Change of Control Payments to Named Executive Officers Table” and “—Quantification of Payments and Benefits—Potential Change of Control Payments to Other Current and Former Executive Officers Table.”

Each severance agreement requires the equity-based awards made to such officers under the 2007 omnibus incentive plan and the 2011 omnibus incentive plan to include terms providing that:

•

immediately before the consummation of a change of control transaction, all restricted stock, restricted stock unit and similar awards will vest and the shares subject to the awards will be delivered to the officer; and

•

15 days before the scheduled consummation of a change of control transaction, all stock options, stock appreciation rights and similar awards will become exercisable and will remain exercisable until the transaction is consummated.

Accelerated Vesting of Director Equity Awards

PAETEC’s non-employee directors are entitled to accelerated vesting of equity awards before the completion of the merger pursuant to a resolution adopted by the compensation committee of the board of directors.

As of August 30, 2011, each of PAETEC’s directors held unvested stock options and unvested restricted stock units awarded under the 2007 omnibus incentive plan and under the 2011 omnibus incentive plan in the amounts set forth under “—Quantification of Payments and Benefits—Payments to Non-Employee Directors in Respect of Unvested Equity Awards Table.”

Parachute Payment Restrictions

Awards under the 2007 omnibus incentive plan and the 2011 omnibus plan will not vest or become exercisable if (1) the vesting or exercisability of awards would cause any payment or benefit to the grantee under the plan to be a “parachute payment” within the meaning of Section 280G(b)(2) of the Internal Revenue Code and (2) if, as a result of receiving a “parachute payment,” the aggregate after tax-amounts the grantee is entitled to receive are less than the maximum after-tax amounts that the grantee could receive. PAETEC has made no changes to these restrictions in connection with the merger.

Quantification of Payments and Benefits

The following three tables and the related footnotes present information about the amounts of the payments and benefits that each executive officer and director of PAETEC would receive in connection with the merger, after giving effect to the merger as if it had occurred on August 30, 2011, the latest practicable date prior to the filing of this proxy statement/prospectus, and, in the case of the executive officers, assuming that the employment of each such officer was terminated by the surviving corporation without “cause” or by the officer for “good reason” on such date.

Potential Change of Control Payments to Named Executive Officers Table

The table below and the related footnotes present information about the compensation payable to PAETEC’s chief executive officer, chief financial officer and the three other most highly compensated executive officers, as determined for purposes of the company’s most recent annual proxy statement, who are referred to as PAETEC’s “named executive officers,” after giving effect to the merger. The compensation shown in the table below is subject to an advisory (nonbinding) vote of PAETEC’s stockholders at the special meeting, as described in this proxy statement/prospectus under “Advisory Vote on ‘Golden Parachute’ Compensation.”

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Arunas A. Chesonis	3,850,000	4,503,820	31,609	8,385,429
Keith M. Wilson	2,000,000	5,177,550	31,609	7,209,159
Robert D. Moore, Jr.	780,000	1,628,635	31,609	2,440,244
Mario DeRiggi	1,155,000	1,641,040	31,609	2,827,649
Mary K. O’Connell	990,000	1,663,260	17,590	2,670,850

(1)	As described above under “—Executive Officer Severance Agreements,” the amounts set forth under the column captioned “Cash” for each named executive officer consist of (a) continued salary payments (A) to each of Mr. Arunas Chesonis and Mr. Wilson, for each of the two years after termination of such officer’s employment, in an amount equal to 1.5 times such officer’s base salary immediately prior to the employment termination date, and (B) to each of Mr. Moore, Mr. DeRiggi and Ms. O’Connell, for each of the two years after termination of such officer’s employment, in an amount equal to such officer’s base salary immediately prior to the employment termination date, and (b) bonus payments for each annual bonus period ending during the applicable non-solicitation/non-competition covenant period equal to the “target” bonus amount which the officer would have been eligible to receive. These payments would be due in connection with a termination event regardless of whether there occurred a change of control of PAETEC, except that (a) the continued salary payments to each of Mr. Arunas Chesonis and Mr. Wilson would be in an amount equal to one times base salary rather than 1.5 times base salary if the termination of employment is not preceded by a change of control, so that the incremental severance compensation resulting from a termination after the merger as compared to a termination that is not preceded by a change of control would be $700,000 for Mr. Arunas Chesonis and $400,000 for Mr. Wilson, and (b) the bonus payments to each named executive officer would be made at the lesser of (A) the “target” bonus amount which the executive officer would have been eligible to receive under PAETEC’s annual bonus plan if the officer had been employed during the entire bonus year and the particular bonus target had been fully achieved at the “target” level (as opposed to the maximum level) or (B) if the amount achieved is less than the “target” level, the bonus amount corresponding to the amount that is achieved. The amounts set forth in the table are based on the compensation and benefit levels in effect on August 30, 2011. The obligations would be payable over time, would be subject to compliance with certain non-solicitation and non-competition covenants and would be subject to the execution and non-revocation of a release of claims as described under “—Executive Officer Severance Agreements—Severance Payments and Benefits, including after a Change of Control.”

The following table shows the salary and bonus components of the amounts set forth under the column captioned “Cash” in the table above for each named executive officer:

Name	Salary Due ($)	Bonus Due ($)
Arunas A. Chesonis	2,100,000	1,750,000
Keith M. Wilson	1,200,000	800,000
Robert D. Moore, Jr.	520,000	260,000
Mario DeRiggi	660,000	495,000
Mary K. O’Connell	660,000	330,000

(2)	As described above under “—Accelerated Vesting of Executive Officer Equity Awards,” the amounts set forth under the column captioned “Equity” consist of (a) the value of the accelerated vesting of unvested stock options and (b) the value of the accelerated vesting of restricted stock units for each named executive officer. The acceleration of both types of equity awards is deemed to be “single-trigger” because it will occur before the completion of the merger irrespective of whether the named executive officer’s employment is terminated. The following is a summary of the calculation of the value of the acceleration of the unvested stock options and the unvested restricted stock units of each named executive officer.

After giving effect to the merger as if it had been completed on August 30, 2011, the last practicable date prior to the filing of this proxy statement/prospectus, the number and value of stock options and restricted stock units that would have been entitled to accelerated vesting under the 2007 omnibus incentive plan and the 2011 omnibus incentive plan are set forth below. The value of the stock options is calculated in accordance with SEC rules as the difference between (a) the value of PAETEC common stock based on the $5.15 average closing price of PAETEC shares as reported on NASDAQ for the first five business days following public announcement of the merger, and (b) the exercise price of each of the unvested options that would be subject to accelerated vesting. The value of the restricted stock units is calculated in accordance with SEC rules based on the $5.15 average closing price of PAETEC shares as reported on NASDAQ for the first five business days following public announcement of the merger. The actual value on the vesting date of the stock options and restricted stock units subject to accelerated vesting will depend on the value of PAETEC’s common stock on that date.

	Change of Control Accelerated Vesting
Name	Number of Unvested Stock Options (#)	Value of Stock Options ($)	Number of RSUs (#)	Value of RSUs ($)
Arunas A. Chesonis	98,750	70,525	860,834	4,433,295
Keith M. Wilson	447,500	529,675	902,500	4,647,875
Robert D. Moore, Jr.	47,750	38,995	308,668	1,589,640
Mario DeRiggi	42,500	35,950	311,668	1,605,090
Mary K. O’Connell	64,250	80,490	307,334	1,582,770

(3)	The amounts set forth under the column captioned “Perquisites/Benefits” assume continuation for the non-solicitation/non-competition covenant period of elected COBRA premiums for a family health insurance contract and premium payments based on continued life insurance for two years in the amount of base salary at the date of termination.
(4)	Payments and benefits to a named executive officer may be less than those shown above if any payments or benefits provided under a named executive officer’s severance agreement or otherwise result in an “excess parachute payment” within the meaning of Section 280G of the Code and the total amount of such payments and benefits is reduced to result in an increase in the aggregate after-tax value of payments and benefits to be provided to such named executive officer. The amount of such reduction, if any, will not be finally determined until shortly before the completion of the merger.

Potential Change of Control Payments to Other Current and Former Executive Officers Table

The table below and the related footnotes present information about the compensation payable to PAETEC’s other current executive officer, Mr. Algimantas Chesonis, and PAETEC’s former executive officers who served during the fiscal year ended December 31, 2010, Mr. Butler and Ms. Zaucha, and is not subject to an advisory vote of PAETEC’s stockholders at the special meeting. Although SEC rules do not require presentation of this information in this format, it has been included to permit a uniform presentation of the quantification of the potential change of control payments and benefits that could be received by all of PAETEC’s executive officers in connection with the merger.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Algimantas Chesonis	418,000	1,482,590	17,671	1,918,261
Edward J. Butler, Jr. (former executive officer)	—	354,063	—	354,063
Laurie Zaucha (former executive officer)	—	—	—	—

(1)	As described above under “—Executive Officer Severance Agreements,” the amounts set forth under the column captioned “Cash” for Mr. Algimantas Chesonis consist of (a) continued salary payments of $330,000 for the one-year period after termination of employment in an amount equal to 1.5 times his base salary immediately prior to the employment termination date, and (b) a bonus payment of $88,000 for the annual bonus period ending during the applicable non-solicitation/non-competition covenant period equal to the “target” bonus amount which Mr. Algimantas Chesonis would have been eligible to receive. These payments would be due in connection with a termination event regardless of whether there is a change of control of PAETEC, except that (a) the continued salary payments to Mr. Algimantas Chesonis would be in an amount equal to one times base salary rather than 1.5 times base salary if the termination of employment is not preceded by a change of control, so that the incremental severance compensation resulting from a termination after the merger as compared to a termination that is not preceded by a change of control is $110,000, and (b) the bonus payments to Mr. Algimantas Chesonis would be made at the lesser of (A) the “target” bonus amount which he would have been eligible to receive under PAETEC’s annual bonus plan if he had been employed during the entire bonus year and the particular bonus target had been fully achieved at the “target” level (as opposed to the maximum level) or (B) if the amount achieved is less than the “target” level, the bonus amount corresponding to the amount that is achieved. The amounts set forth in the table are based on the compensation and benefit levels in effect on August 30, 2011. The obligations would be payable over time, would be subject to compliance with certain non-solicitation and non-competition covenants and would be subject to the execution and non-revocation of a release of claims as described under “—Executive Officer Severance Agreements—Severance Payments and Benefits, including after a Change of Control.” No additional cash payments will be made to Mr. Butler or Ms. Zaucha, who are no longer employees of PAETEC, and who were no longer executive officers of PAETEC as of December 31, 2010.
(2)	As described above under “—Accelerated Vesting of Executive Officer Equity Awards,” the amounts set forth under the column captioned “Equity” consist of (a) the value of the accelerated vesting of unvested stock options, and (b) the value of the accelerated vesting of restricted stock units for each individual. The acceleration of both types of equity awards is deemed to be “single-trigger” because it will occur immediately before the completion of the merger irrespective of whether employment is terminated.

The value of the acceleration of the unvested stock options and the unvested restricted stock units of each individual is calculated in the same manner set forth above in footnote (2) to the table entitled “Potential Change of Control Payments to Named Executive Officers Table.”

	Change of Control Accelerated Vesting
Name	Number of Unvested Stock Options (#)	Value of Stock Options ($)	Number of RSUs (#)	Value of RSUs ($)
Algimantas Chesonis	31,500	25,995	282,834	1,456,595
Edward J. Butler, Jr. (former executive officer)	11,250	19,313	65,000	334,750
Laurie Zaucha (former executive officer)	—	—	—	—

(3)	The amount set forth under the column captioned “Perquisites/Benefits” for Mr. Algimantas Chesonis assumes continuation for the non-solicitation/non-competition covenant period of elected COBRA premiums for a family health insurance contract and premium payments based on continued life insurance for one year in the amount of base salary at the date of termination.

Payments to Non-Employee Directors in Respect of Unvested Equity Awards Table

The table below shows the outstanding unvested stock options and restricted stock units held by each of PAETEC’s non-employee directors and the value of the “single trigger” acceleration of such awards in connection with the merger. Such values are calculated in the manner set forth above in footnote (2) to the table entitled “Potential Change of Control Payments to Named Executive Officers Table.” The information in the table below is not subject to an advisory vote of PAETEC’s stockholders at the special meeting.

Name	Number of Unvested Stock Options (#)	Value of Stock Options ($)	Number of RSUs (#)	Value of RSUs ($)
Richard T. Aab	22,834	34,862	22,834	117,595
Shelley Diamond	55,001	172,734	17,501	90,130
H. Russell Frisby, Jr.	17,501	24,709	17,501	90,130
Tansukh V. Ganatra	20,501	30,975	20,501	105,580
Michael C. Mac Donald	29,001	35,744	29,001	149,355
William R. McDermott	22,834	34,862	22,834	117,595
Alex Stadler	55,001	158,378	17,501	90,130
Mark Zupan	27,501	42,635	27,501	141,630

Warrant Held by Non-Employee Director

Except as set forth below, directors and executive officers of PAETEC do not hold any of the outstanding warrants to purchase PAETEC common stock that will be assumed under the merger agreement.

Mr. Aab, Vice Chairman of PAETEC’s board of directors, holds a non-compensatory warrant to purchase common stock that was issued by US LEC Corp. and assumed by PAETEC Holding Corp. in connection with PAETEC Corp.’s merger with US LEC Corp. in February 2007. The warrant was exercisable for 789,473 shares of PAETEC common stock as of the date of this proxy statement/prospectus. Pursuant to the terms of the merger agreement, each unexercised and outstanding PAETEC warrant, including the warrant held by Mr. Aab, will be assumed by Windstream and converted into a warrant to purchase the number of shares of Windstream common stock equal to the product of the exchange ratio of 0.460 multiplied by the number of shares of PAETEC common stock underlying the warrant, at an exercise price per share equal to the exercise price for each share of PAETEC common stock subject to the warrant divided by the exchange ratio. The other pre-existing terms of the assumed warrant will continue in effect following the merger.

Director and Officer Indemnification and Insurance

The merger agreement provides that, for at least six years after the effective time of the merger, Windstream will indemnify and hold harmless the present and former officers, directors and employees of PAETEC and its subsidiaries for acts or omissions occurring at or before the effective time of the merger as provided in the respective organizational documents of PAETEC and its subsidiaries or in certain indemnification agreements. For at least six years after the effective time of the merger, Windstream and the surviving corporation will be obligated to honor and keep current the provisions relating to indemnification and advancement contained in the respective organizational documents of PAETEC and its subsidiaries, maintain existing indemnification agreements, and indemnify and advance expenses to the present and former officers, directors and employees of PAETEC and its subsidiaries to the fullest extent permitted by applicable law. Windstream generally has agreed to provide officers’ and directors’ liability insurance with respect to acts or omissions occurring before the effective time of the merger, to cover a period of six years from the effective time, with at least the same coverage and amounts as PAETEC’s current officers’ and directors’ liability insurance and containing terms at least as favorable as such insurance currently maintained by PAETEC. For additional information concerning the indemnification and insurance arrangements, see “The Merger Agreement—Covenants—Indemnification and Insurance.”

Benefit Arrangements with the Surviving Corporation

The merger agreement requires that, from the effective time of the merger until the first anniversary of the merger, Windstream will provide, or cause the surviving corporation to provide, to each employee who continues in employment with the surviving corporation or its subsidiaries, (1) salary, wage, bonus, and non-equity based incentive compensation that is comparable in the aggregate to such compensation provided to such employee immediately prior to the effective time of the merger, and (2) employee benefit plans and arrangements that are substantially similar in the aggregate to those provided to similarly situated employees of Windstream or its subsidiaries.

In addition, Windstream and the surviving corporation have agreed to honor and keep in effect severance plans that are applicable to employees and officers of PAETEC and its subsidiaries until the first anniversary of the effective time of the merger.

No Change of Control Payments to Windstream Named Executive Officers

None of Windstream’s executive officers will receive any type of “golden parachute” compensation that is based on or otherwise related to the merger.

Windstream’s Reasons for the Merger

Windstream’s board of directors has unanimously approved and adopted the merger agreement. In evaluating the merger, Windstream’s board of directors consulted with Windstream’s management, as well as with Windstream’s legal and financial advisors, and, in reaching its conclusions, Windstream’s board of directors considered, among other things, the following material factors:

•	the merger will create a national telecommunications provider with more than $6 billion in total revenue and a nationwide network with approximately 100,000 fiber route miles;

•	the expectation that the merger will accelerate Windstream’s revenue and free cash flow growth profile with approximately 70 percent of revenues from business and broadband services;

•	the merger will provide a diverse, attractive customer base of medium-sized and large businesses;

•	the merger will result in enhanced capabilities in strategic growth areas, including IP-based services, data centers, cloud computing and managed services;

•	the expectation that the merger will provide approximately $100 million in annual pre-tax operating cost synergies, which are expected to be fully realized by the third year after the merger;

•	the expectation that the merger will allow net operating loss utilization of approximately $130 million in each of the first five years after the merger;

•	the expectation that the merger will be accretive on a free cash flow per share basis, excluding merger and integration costs, in the first year following the closing of the transaction;

•	the expectation that the merger will improve Windstream’s growth profile and Windstream’s dividend payout ratio; and

•	the expectation that the merger will be slightly de-leveraging after synergies.

Windstream’s board of directors considered the above reasons together with various other reasons for approving and adopting the merger agreement. Windstream’s board of directors did not assign relative weights to the above reasons or the other reasons considered by it. Further, individual members of Windstream’s board of directors may have given different weight to different reasons.

Litigation

On August 8, 2011, a purported stockholder of PAETEC filed a complaint styled as a class action lawsuit in the Court of Chancery of the State of Delaware. The case caption of this complaint is: David Mattucci, individually and on behalf of all others similarly situated, v. PAETEC Holding Corp., Windstream Corporation, Peach Merger Sub, Inc., Arunas A. Chesonis, Richard T. Aab, Shelley Diamond, H. Russell Frisby, Jr., Tansukh V. Ganatra, Michael C. Mac Donald, William R. McDermott, Alex Stadler, Keith M. Wilson and Mark Zupan. On August 9, 2011, a purported stockholder of PAETEC filed a similarly styled complaint in the Supreme Court of the State of New York, Monroe County. The case caption of this complaint is: Tim O’Leary, individually and on behalf of all others similarly situated, v. PAETEC Holding Corp., Windstream Corporation, Peach Merger Sub, Inc., Arunas A. Chesonis, Richard T. Aab, Shelley Diamond, H. Russell Frisby, Jr., Tansukh V. Ganatra, Michael C. MacDonald, William R. McDermott, Alex Stadler, Keith M. Wilson and Mark Zupan. The complaints allege, among other things, that the board of directors of PAETEC conducted an unfair sales process resulting in an unfair merger price. They assert that PAETEC’s board members breached their fiduciary duties in agreeing to the merger and that Windstream aided and abetted in the breaches of fiduciary duties. The lawsuits seek to enjoin the merger and seek unspecified monetary damages. PAETEC and Windstream believe these lawsuits are without merit and plan to vigorously defend against these claims.

Accounting Treatment

The merger will be accounted for by applying the acquisition method, with PAETEC considered the acquiree and Windstream the acquirer for accounting and financial reporting purposes. PAETEC’s assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of Windstream. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax assets or liabilities. To the extent the purchase price exceeds the estimated fair value of the assets, liabilities and other items (adjusted as discussed above), the difference will be recorded as goodwill. Financial statements of Windstream issued after the merger will reflect the values and will not be restated retroactively to reflect the historical financial position or results of operations of PAETEC.

Financial Forecasts of PAETEC’s Management

In connection with the merger discussions between Windstream and PAETEC, the management of PAETEC provided to Windstream, Windstream’s and PAETEC’s respective financial advisors, and Houlihan Lokey, certain non-public, internal financial forecasts regarding the anticipated future operations of PAETEC and of Windstream, each on a stand-alone basis.

•

In connection with its confirmatory diligence review, Windstream requested, and PAETEC’s management provided to Windstream and Windstream’s financial advisors, PAETEC’s internal budget for PAETEC’s 2011 fiscal year, which incorporates financial forecasts for that fiscal year (the “2011 budget forecasts”). PAETEC did not provide any additional financial forecasts to Windstream or Windstream’s financial advisors.

•

PAETEC’s management provided the 2011 budget forecasts and two sets of internal financial forecasts for PAETEC’s 2011, 2012, 2013, 2014 and 2015 fiscal years (the “PAETEC five-year forecasts”) to PAETEC’s financial advisors, BofA Merrill Lynch and Deutsche Bank. The first set of PAETEC five-year forecasts represented “base case” financial forecasts by PAETEC’s management, while the second set of PAETEC five-year forecasts represented PAETEC management’s “adjusted” financial forecasts reflecting more conservative assumptions about future performance. The “base case” PAETEC five-year forecasts also were provided to Houlihan Lokey.

•

PAETEC’s management provided two sets of financial forecasts with respect to Windstream’s 2011, 2012, 2013, 2014 and 2015 fiscal years (the “PAETEC five-year forecasts for Windstream”) to PAETEC’s financial advisors, BofA Merrill Lynch and Deutsche Bank. The first set of PAETEC five-year forecasts for Windstream represented “base case” financial forecasts by PAETEC’s management, while the second set of PAETEC five-year forecasts for Windstream represented PAETEC management’s “adjusted” financial forecasts, reflecting more conservative assumptions about future performance.

PAETEC has presented below in summary form these internal financial forecasts to give its stockholders access to this non-public financial information because the 2011 budget forecasts were provided to Windstream and Windstream’s financial advisors and because the 2011 budget forecasts and the five-year forecasts were considered by PAETEC’s board of directors for purposes of evaluating the merger, by BofA Merrill Lynch and Deutsche Bank for purposes of their respective opinions to PAETEC’s board of directors as to the fairness, from a financial point of view, of the exchange ratio to the holders of PAETEC common stock, and, in the case of the 2011 budget forecasts and the “base case” PAETEC five-year forecasts, by Houlihan Lokey for purposes of its opinion to PAETEC’s board of directors as to the fairness, from a financial point of view, of the consideration to be received by the holders of PAETEC common stock in the merger. The summary of these internal financial forecasts is not being included in this proxy statement/prospectus to influence your decision whether to vote for adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

Except with respect to the current fiscal year’s revenue and adjusted EBITDA, PAETEC does not, as a matter of course, make public its management’s projections as to future results. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or published guidelines of the SEC regarding forward-looking statements.

The prospective financial information has been prepared by, and is the responsibility of, PAETEC’s management. Deloitte & Touche LLP, PAETEC’s independent registered public accounting firm, and PricewaterhouseCoopers LLP, Windstream’s independent registered public accounting firm, have neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Deloitte & Touche LLP and PricewaterhouseCoopers LLP do not express an opinion or any other form of assurance with respect thereto. The Deloitte & Touche LLP report included in this proxy statement/prospectus and the PricewaterhouseCoopers LLP reports incorporated by reference into this proxy statement/prospectus relate to PAETEC’s and Windstream’s historical financial information, respectively. They do not extend to the prospective financial information and should not be read to do so.

2011 Budget Forecasts. The following table presents in summary form the financial forecasts for PAETEC’s 2011 fiscal year provided by PAETEC’s management to Windstream and Windstream’s financial advisors. The 2011 budget forecasts were prepared as of March 21, 2011. Certain items in the 2011 budget forecasts differ from items in the PAETEC five-year forecasts due to the timing of preparation of the forecasts. All amounts shown are rounded to the nearest million dollars.

Summary of 2011 Budget Forecasts Provided

to Windstream and Windstream’s Financial Advisors

Projected

2011

(in millions of dollars)

Revenue	2,081
Gross margin	1,095
Adjusted EBITDA(1)	388
Net loss	(43)
Capital expenditures	195
Levered free cash flow(2)	51

(1)	Adjusted EBITDA is a non-GAAP financial measure. For purposes of the 2011 budget forecasts, PAETEC defined this measure to mean net loss before depreciation and amortization, interest expense, provision for income taxes, stock-based compensation, and acquisition, integration and separation costs.
(2)	Levered free cash flow is a non-GAAP financial measure. For purposes of the 2011 budget forecasts, PAETEC defined this measure to mean adjusted EBITDA minus capital expenditures and interest expense.

The 2011 budget forecasts were prepared using primarily the same methodologies, to the extent applicable, as those used to prepare PAETEC’s historical financial statements. Significant assumptions underlying the 2011 budget forecasts included the following:

•	realization of costs savings from the Cavalier and XETA acquisitions of $25 million for Cavalier in 2011 and $2 million for XETA in 2011;

•

contributions to operating results, including costs savings, from the XETA acquisition beginning on April 30, 2011 (rather than beginning on the actual closing date of the XETA acquisition of May 31, 2011);

•

capital spending at between 9% and 10% of total revenue, reflecting a slight increase compared to PAETEC’s historical capital spending due to ongoing facilities-based initiatives and investments related to PAETEC’s product-based growth initiatives;

•	expected revenue growth in the PAETEC business, excluding revenue generated by Cavalier, offset in part by a nominal decrease in revenue from the Cavalier business;

•	continued growth in gross margins as a result of planned network optimization activities; and

•	a slight reduction in selling, general and administrative expense due to continued cost-saving initiatives.

PAETEC Five-Year Forecasts. PAETEC’s management presented the “base case” and “adjusted” PAETEC five-year forecasts to PAETEC’s financial advisors, BofA Merrill Lynch and Deutsche Bank. The “base case” PAETEC five-year forecasts also were provided to Houlihan Lokey. The “base case” PAETEC five-year forecasts were prepared in early February 2011 and reaffirmed as of July 14, 2011, and the “adjusted” PAETEC five-year forecasts were prepared as of July 14, 2011. All amounts shown are rounded to the nearest million dollars.

“Base Case” PAETEC Five-Year Forecasts. The following table presents in summary form PAETEC management’s “base case” PAETEC five-year forecasts provided to PAETEC’s financial advisors and Houlihan Lokey.

Summary of “Base Case” PAETEC Five-Year Forecasts Provided

to PAETEC’s Financial Advisors and Houlihan Lokey(1)

	Projected 2011	Projected 2012	Projected 2013	Projected 2014	Projected 2015
	(in millions of dollars)
Revenue	2,072	2,171	2,243	2,319	2,400
Adjusted EBITDA(2)	386	410	440	465	486
Capital expenditures	190	187	187	193	198
Depreciation and amortization	252	242	232	222	212
Stock-based compensation	11	14	16	18	18
Decrease in net working capital	18	1	2	2	3

(1)	For purposes of their respective discounted cash flow calculations, PAETEC’s financial advisors and Houlihan Lokey assumed a tax rate of 40% for PAETEC based on discussions with PAETEC management.

(2)	Adjusted EBITDA is a non-GAAP financial measure. For purposes of the “base case” PAETEC five-year forecasts, PAETEC defined this measure to mean net (loss) income before depreciation and amortization, interest expense, provision for (benefit from) income taxes, stock-based compensation, and acquisition, integration and separation costs (other than $2.5 million in integration expenses in 2011 related to the XETA acquisition).

The “base case” PAETEC five-year forecasts were prepared using primarily the same methodologies, to the extent applicable, as those used to prepare PAETEC’s historical financial statements. Significant assumptions underlying the “base case” PAETEC five-year forecasts included the following:

•	PAETEC’s entry into four new markets;

•	revenue growth estimated at a compound annual growth rate of 3.7% over the period of 2011 through 2015;

•	adjusted EBITDA growth estimated at a compound annual growth rate of 5.9% over the period of 2011 through 2015;

•

realization of costs savings from the Cavalier and XETA acquisitions at a $30 million run rate from Cavalier and a $9 million run rate from XETA, with such costs savings first fully achieved in 2012 and with cost savings for 2011 estimated to be $25 million from Cavalier and $2 million from XETA;

•	capital spending maintained at $187 million to $198 million per year over the period of 2011 through 2015, with a focus on product-based growth initiatives;

•	no significant acquisitions of other companies;

•	no repurchases of PAETEC’s outstanding common stock; and

•	no significant increase in PAETEC’s outstanding indebtedness over the levels outstanding at the end of 2010.

“Adjusted” PAETEC Five-Year Forecasts. The following table presents in summary form PAETEC management’s “adjusted” PAETEC five-year forecasts provided to PAETEC’s financial advisors, reflecting more conservative assumptions about PAETEC’s future performance.

Summary of “Adjusted” PAETEC Five-Year Forecasts Provided

to PAETEC’s Financial Advisors(1)

	Projected 2011	Projected 2012	Projected 2013	Projected 2014	Projected 2015
	(in millions of dollars)
Revenue	2,025	2,035	2,055	2,086	2,128
Adjusted EBITDA(2)	375	382	391	402	415
Capital expenditures	190	187	187	193	198

(1)	PAETEC’s forecasts for depreciation and amortization, stock-based compensation and change in net working capital were unchanged from those used in the “base case” PAETEC five-year forecasts.
(2)	Adjusted EBITDA is a non-GAAP financial measure. For purposes of the “adjusted” PAETEC five-year forecasts, PAETEC defined this measure to mean net (loss) income before depreciation and amortization, interest expense, provision for (benefit from) income taxes, stock-based compensation, and acquisition, integration and separation costs (other than $2.5 million in integration expenses in 2011 related to the XETA acquisition).

The “adjusted” PAETEC five-year forecasts were prepared using primarily the same methodologies, to the extent applicable, as those used to prepare PAETEC’s historical financial statements. Significant assumptions underlying the “adjusted” PAETEC five-year forecasts, compared to the “base case” PAETEC five-year forecasts, included the following:

•	revenue growth slowing to a compound annual growth rate of 1.2%, rather than the 3.7% compound annual growth rate forecast in the “base case,” due to, among other factors,

•	weaker recovery of the United States economy,

•	higher customer attrition,

•	lower usage-based fees, and

•	lower sales productivity; and

•	slower growth in adjusted EBITDA due to, among other factors, the potential impact of lower revenue on operating leverage.

PAETEC Five-Year Forecasts for Windstream. The PAETEC five-year forecasts for Windstream were prepared as of July 14, 2011 and reflect PAETEC management’s estimates of Windstream’s future performance on a stand-alone basis. PAETEC’s management presented the “base case” and “adjusted” PAETEC five-year forecasts for Windstream to PAETEC’s financial advisors, BofA Merrill Lynch and Deutsche Bank. Windstream’s management did not participate in the preparation of these financial forecasts, or comment on or approve them, and Windstream assumes no responsibility for, and disclaims any association with, such financial forecasts. The “base case” PAETEC five-year forecasts for Windstream were based largely on equity research consensus estimates of Windstream’s future performance. All amounts shown are rounded to the nearest million dollars.

“Base Case” PAETEC Five-Year Forecasts for Windstream. The following table presents in summary form PAETEC management’s “base case” five-year forecasts for Windstream provided to PAETEC’s financial advisors.

Summary of “Base Case” PAETEC Five-Year Forecasts for Windstream Provided

to PAETEC’s Financial Advisors

	Projected 2011	Projected 2012	Projected 2013	Projected 2014	Projected 2015
	(in millions of dollars)
Revenue	4,093	4,080	4,109	4,114	4,133
Adjusted EBITDA(1)	2,062	2,079	2,088	2,092	2,108
Capital expenditures	607	561	518	519	521

(1)	Adjusted EBITDA is a non-GAAP financial measure. For purposes of the “base case” PAETEC five-year forecasts for Windstream, PAETEC defined this measure to mean net (loss) income before depreciation and amortization, interest expense, provision for (benefit from) income taxes, pension expense, stock-based compensation expense, acquisition, integration and separation costs, and restructuring charges.

Significant assumptions underlying the “base case” PAETEC five-year forecasts for Windstream included the following:

•	revenue growth estimated at a compound annual growth rate of 0.2% over the period of 2011 through 2015;

•	adjusted EBITDA growth estimated at a compound annual growth rate of 0.5% over the period of 2011 through 2015;

•	capital spending decreasing by approximately $85 million over the period of 2011 through 2015;

•	no significant acquisitions of other companies;

•	no significant increase in Windstream’s outstanding indebtedness over the levels outstanding at the end of 2010; and

•	no change in Windstream’s dividend policy and practices.

“Adjusted” PAETEC Five-Year Forecasts for Windstream. The following table presents in summary form PAETEC management’s “adjusted” five-year forecasts for Windstream provided to PAETEC’s financial advisors, reflecting more conservative assumptions about Windstream’s future performance.

Summary of “Adjusted” PAETEC Five-Year Forecasts for Windstream Provided

to PAETEC’s Financial Advisors

	Projected 2011	Projected 2012	Projected 2013	Projected 2014	Projected 2015
	(in millions of dollars)
Revenue	4,091	3,929	3,862	3,791	3,736
Adjusted EBITDA(1)	2,061	2,003	1,964	1,930	1,909
Capital expenditures	607	561	518	519	521
Unlevered free cash flow(2)	1,454	1,443	1,446	1,411	1,388

(1)	Adjusted EBITDA is a non-GAAP financial measure. For purposes of the “adjusted” PAETEC five-year forecasts for Windstream, PAETEC defined this measure to mean net (loss) income before depreciation and amortization, interest expense, provision for (benefit from) income taxes, pension expense, stock-based compensation expense, acquisition, integration and separation costs, and restructuring charges.
(2)	Unlevered free cash flow is a non-GAAP financial measure. For purposes of the “adjusted” PAETEC five-year forecasts for Windstream, PAETEC defined this measure to mean adjusted EBITDA minus capital expenditures.

Significant assumptions underlying the “adjusted” PAETEC five-year forecasts for Windstream, compared to the “base case” PAETEC five-year forecasts for Windstream, included the following:

•	revenue decreasing at a compound annual declining rate of (2.2%) rather than growing at a compound annual growth rate of 0.2% due to, among other factors,

•	weaker recovery of the United States economy,

•	higher than expected access line loss,

•	slower growth in enterprise revenue, and

•	higher customer attrition; and

•

adjusted EBITDA decreasing at a compound annual declining rate of (1.9%) rather than growing at a compound annual growth rate of 0.5% due to, among other factors, the potential impact of lower revenue on operating leverage.

The foregoing estimates and assumptions underlying the accompanying prospective financial information are inherently uncertain and, though considered reasonable by PAETEC’s management as of the date of use, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results of PAETEC and Windstream to differ materially from those contained or implied in such prospective financial information, including, among others, risks and uncertainties discussed under “Risk Factors” beginning on page 29, under “Information About PAETEC,” including the matters set forth under “Information About PAETEC—PAETEC’s Business—Risk Factors,” and under “Risk Factors” in Windstream’s annual report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference into this proxy statement/prospectus. The prospective results may not be indicative of the future performance of PAETEC or Windstream, whose actual results may differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. In light of the foregoing, and considering that the PAETEC special meeting of stockholders will be held months after the date on which the latest financial forecasts presented above were prepared, as well as the uncertainties inherent in any forecasted information, stockholders are cautioned not to place undue reliance on the financial forecasts. The financial forecasts constitute “forward-looking statements” and the actual results of PAETEC or Windstream may differ materially and adversely from the results presented in the financial forecasts. See “Special Note Concerning Forward-Looking Statements” on page 41 for cautionary statements relating to forward-looking statements.

PAETEC has not updated, and does not intend to update or otherwise revise, the accompanying prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, PAETEC has not updated, and does not intend to update or revise, the accompanying prospective financial information to reflect any changes in general economic or industry conditions since its preparation.

Material United States Federal Income Tax Consequences

The following is a summary of certain material United States federal income tax consequences of the merger to United States holders (as defined below) of PAETEC common stock who hold their stock as a capital asset under the Internal Revenue Code of 1986, as amended (the “Code”). The summary is based on the Code, the Treasury regulations issued under the Code, and administrative rulings and court decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “United States holder” means:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate the income of which is subject to United States federal income tax regardless of its source.

If a partnership (or any entity or arrangement treated as a partnership for United States federal income tax purposes) holds PAETEC common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If a United States holder is a partner in a partnership holding PAETEC common stock, the United States holder should consult its tax advisors.

This summary is not a complete description of all the tax consequences of the merger and, in particular, does not address United States federal income tax considerations applicable to holders of PAETEC common stock who are subject to special treatment under United States federal income tax law (including, for example, holders who are not United States holders, financial institutions, dealers or brokers in securities, commodities or foreign currencies, insurance companies or tax-exempt entities, traders in securities that elect to apply a mark-to-market method of accounting, holders who acquired PAETEC common stock pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold PAETEC common stock as part of a hedge, straddle or conversion transaction). This summary does not address the tax consequences of any transaction other than the merger. Also, this summary does not address United States federal income tax considerations applicable to holders of options to purchase PAETEC common stock or holders of PAETEC restricted stock. In addition, no information is provided with respect to the tax consequences of the merger under applicable state, local or non-United States laws.

General. It is a condition to closing of the merger that Windstream receive an opinion of its counsel, Skadden, Arps, Slate, Meagher & Flom LLP, and that PAETEC receive an opinion of its counsel, Hogan Lovells US LLP, in each case dated as of the effective date of the merger, to the effect that for United States federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and each of Windstream, Merger Sub and PAETEC will be treated as a party to the reorganization within the meaning of Section 368(b) of the Code. The opinions of counsel will assume (1) that the statements and facts concerning the merger set forth in the merger agreement and described in this proxy statement/prospectus are true, correct and complete, (2) that the merger will be consummated in the manner contemplated by, and in accordance with the terms set forth in, the merger agreement and described in this proxy statement/prospectus, and (3) certain customary factual assumptions, including assumptions regarding the absence of changes in existing facts. In addition, the tax opinions will be based on representations and covenants made in representation letters provided by Windstream and PAETEC and will assume that these representations are true, correct and complete without regard to any knowledge limitation and that these covenants will be complied with. If any of these assumptions or representations is inaccurate in any way, or the covenants are not complied with, the tax consequences of the merger could differ from those described here. The opinions of counsel to be delivered in connection with the merger represent the legal judgment of counsel to Windstream and counsel to PAETEC and are not binding on the Internal Revenue Service or the courts. Neither Windstream nor PAETEC has requested or will request a ruling from the Internal Revenue Service as to the tax consequences of the merger and there can be no assurance that the Internal Revenue Service will agree with the conclusions in the above-described opinions or in the discussion below.

The following discussion assumes that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that each of Windstream, Merger Sub and PAETEC will be treated as a party to the reorganization within the meaning of Section 368(b) of the Code.

Tax Consequences of the Merger to United States Holders of PAETEC Common Stock. A United States holder of PAETEC common stock will not recognize any gain or loss as a result of the receipt of Windstream common stock in the merger other than with respect to cash received in lieu of a fractional share of Windstream common stock. In the case of cash received in lieu of a fractional share, a United States holder will be treated as receiving such fractional share of Windstream common stock in the merger and as then immediately transferring such common stock for cash in a taxable transaction. Such United States holder will have an adjusted tax basis in the Windstream common stock received in the merger, including any fractional share for which cash is received, equal to the adjusted tax basis of PAETEC common stock surrendered by that holder in the merger. A United States holder’s holding period for Windstream common stock received in the merger, including any fractional share for which cash is received, will include the holding period for the PAETEC common stock surrendered therefor. A United States holder will recognize gain or loss in respect of any cash received in lieu of a fractional share of Windstream common stock equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s adjusted tax basis that is allocable to such fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period in such fractional share is more than one year as of the closing date of the merger.

In the case of a holder of PAETEC common stock that holds shares of PAETEC common stock with differing tax basis and/or holding periods, the preceding rules must be applied to each identifiable block of PAETEC common stock.

Backup Withholding; Information Reporting. A United States holder of PAETEC common stock may be subject to information reporting and backup withholding in respect of certain cash payments received in lieu of a fractional share of Windstream common stock unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the required information is properly furnished.

THE FOREGOING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE MERGER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE APPLICABILITY TO YOU OF THE RULES DISCUSSED ABOVE AND THE PARTICULAR TAX EFFECTS TO YOU OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

Regulatory Matters

Federal Communications Commission. In order to obtain required FCC approvals, PAETEC, each of PAETEC’s subsidiaries that holds authorizations from the FCC that need to be transferred, and Windstream are required to file applications with the FCC seeking approval of the transfer of control to Windstream of the FCC licenses and authorizations held by PAETEC and its subsidiaries. On August 23, 2011, PAETEC and Windstream jointly filed such applications seeking the requisite FCC approvals. A condition to the obligation of Windstream and PAETEC to complete the merger is that the requisite FCC consents be granted and any conditions thereof be satisfied and that such FCC consents be in full force and effect.

Public Service Commissions. In order to receive required approvals from the PSCs in the states of Arizona, California, Colorado, Delaware, Georgia, Hawaii, Indiana, Louisiana, Maryland, Minnesota, Mississippi, New Jersey, New York, Ohio, Pennsylvania, Texas, Utah, Virginia and West Virginia, PAETEC’s subsidiaries that hold authorizations from such PSCs, Windstream, and in some instances also PAETEC are required to file applications with such PSCs seeking approval of the indirect transfer of control to Windstream of the PAETEC subsidiaries that hold the PSC licenses and authorizations. By August 19, 2011, PAETEC and Windstream jointly filed applications seeking requisite PSC approvals in the foregoing states. A condition to the obligation of Windstream and PAETEC to complete the merger is that the PSC consents in each of the states listed above be granted and any conditions thereof be satisfied and that such PSC consents be in full force and effect.

Antitrust Authorities. As a condition to the merger, the HSR Act requires PAETEC and Windstream to comply with the HSR Act’s notification and waiting period. The HSR Act provides for an initial 30-calendar-day waiting period following the necessary filings by the parties to the merger, which were completed on August 11, 2011 by filing of notification and report forms with the DOJ and the FTC. On August 29, 2011, the DOJ and the FTC granted early termination of the waiting period under the HSR Act.

Commitment to Obtain Approvals. PAETEC and Windstream have agreed to use reasonable best efforts to obtain all consents and approvals of any governmental entity or third party required in connection with the merger. Any regulators could object to the merger and/or impose conditions or restrictions on their approvals that are materially adverse to Windstream and PAETEC. Under the terms of the merger agreement, Windstream and PAETEC are obligated to use all reasonable best efforts to resolve any such objections to the merger raised by regulators but are not required to take any action that would be materially adverse to the business, financial condition or the expected benefits of the merger to Windstream and its subsidiaries, taken as a whole, or PAETEC and its subsidiaries, taken as a whole.

Windstream Stock Exchange Listing

Windstream has agreed to use commercially reasonable efforts to cause the shares of Windstream common stock issuable pursuant to the merger in exchange for PAETEC common stock to be authorized for stock exchange listing before completion of the merger. The trading symbol for Windstream common stock on the NASDAQ is “WIN.”

Delisting and Deregistration of PAETEC Common Stock

If the merger is completed, shares of PAETEC common stock will be delisted from the NASDAQ and deregistered under the Securities and Exchange Act of 1934 (the “Exchange Act”). Consequently, following completion of the merger, PAETEC stockholders will no longer be able to trade shares of PAETEC common stock on the NASDAQ or on any other exchange.

Financing Arrangements

Contemporaneously with the execution of the merger agreement, Windstream entered into a commitment letter with J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. (the “Commitment Letter”) pursuant to which JPMorgan Chase Bank, N.A. committed to provide to Windstream credit facilities of up to $1,100,000,000, which, together with cash on hand at Windstream and PAETEC and the expected existing capacity under Windstream’s revolving credit facility, would be sufficient to pay off all amounts outstanding under PAETEC’s credit facility and to repay or purchase all of PAETEC’s outstanding 9.5% Senior Notes due 2015, PAETEC’s 8 7/8% Senior Secured Notes due 2017, and PAETEC’s 9 7/8% Senior Notes due 2018 (collectively, the “Notes”).

In connection with the merger agreement, on August 9, 2011, Windstream received consent from the requisite lenders to amend certain provisions of its existing senior secured credit facilities and security agreement pursuant to that certain Amendment No. 3 to Credit Agreement and Amendment No. 2 to the Security Agreement, dated as of August 11, 2011, by and among Windstream and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the consenting lenders. This Amendment No. 3 reduces Windstream’s potential financing requirements in connection with the merger by providing Windstream with the flexibility to leave the Notes outstanding following the completion of the merger as a result of credit facility amendments that waive any breach due to the change of control provisions of the Notes and waive guaranty and security requirements with regard to PAETEC and its subsidiaries. This Amendment No. 3 also amended the credit agreement to, among other things, (1) permit the issuance of bridge loans with customary terms, (2) permit the issuance and repayment of escrow notes, and (3) delete the capital expenditures covenant. In addition, Windstream amended its security agreement to, among other things, waive the obligation to grant security on accounts relating to escrow notes and the proceeds of notes held in such accounts.

On August 16, 2011, PAETEC received consents from the requisite holders of the Notes to proposed amendments to the indentures governing each series of Notes. The amendments, which went into effect on August 16, 2011 after receipt of the required consents, provide that PAETEC’s obligation under each indenture to make an offer to purchase all of the outstanding Notes of the applicable series upon a change of control of PAETEC (as defined in such indenture) will not apply as a result of the merger, and clarify PAETEC’s obligations under the reporting covenant in each indenture.

As a result of the receipt of the amendments to (1) Windstream’s credit facilities described above and (2) the indentures governing the Notes, the Commitment Letter terminated in accordance with its terms.

Following completion of the merger, Windstream currently intends to repay all amounts outstanding under PAETEC’s credit facilities and to leave the Notes outstanding.

THE MERGER AGREEMENT

The following is a summary of selected material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this proxy statement/prospectus as Annex A. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this document. PAETEC stockholders are urged to read the merger agreement carefully and in its entirety as well as this document before making any decisions regarding the merger. In reviewing the merger agreement, please remember that it is included to provide you with information regarding its terms and is not intended to provide any other factual information about Windstream or PAETEC.

The merger agreement contains representations, warranties, covenants and other agreements, each as of specific dates. These representations, warranties, covenants and other agreements are qualified by information contained in confidential disclosure letters exchanged by Windstream and PAETEC in connection with their execution of the merger agreement. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and other agreements set forth in the merger agreement. Since some of the information contained in the disclosure letters may be non-public, Windstream and PAETEC do not believe that this information is required to be publicly disclosed under the federal securities laws (although any specific material facts that qualify the representations and warranties in the merger agreement have been disclosed in this joint proxy statement/prospectus). Moreover, some of these representations, warranties, covenants and/or other agreements may not be accurate or complete as of a specific date because they are subject to a contractual standard of materiality that may be different from the standard generally applied under the federal securities laws and/or were used for the purpose of allocating risk between Windstream and PAETEC rather than establishing matters as facts. Finally, information concerning the subject matter of these representations, warranties, covenants and other agreements may have changed since the date of the merger agreement, which may or may not be fully reflected in Windstream’s and PAETEC’s public disclosures. Accordingly, you should not rely on these representations, warranties, covenants and other agreements as statements of fact.

Windstream and PAETEC acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, they are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this document not misleading. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 203 for information on how you can view Windstream’s incorporated documents.

Form of the Merger

If the holders of PAETEC common stock adopt the merger agreement and all other conditions to the merger are satisfied or waived, Merger Sub, a newly formed and wholly-owned subsidiary of Windstream, will be merged with and into PAETEC. PAETEC will survive the merger as a direct, wholly-owned subsidiary of Windstream. Windstream and PAETEC anticipate that the closing of the merger will occur as promptly as practicable after the adoption of the merger agreement by the PAETEC stockholders at the special meeting and after the satisfaction or waiver of all other conditions described below under the heading “—Conditions to the Merger” beginning on page 131. Windstream and PAETEC currently expect the closing of the merger to occur by January 31, 2012.

Merger Consideration

At the effective time of the merger, each share of PAETEC common stock (other than shares owned by PAETEC, Windstream, Merger Sub or their respective wholly-owned subsidiaries) will be converted into the right to receive 0.460 shares of Windstream common stock. For information regarding the treatment of stock options, restricted stock units and warrants, see “—Stock Options, Restricted Stock Units and Warrants.”

Potential Adjustment to Merger Consideration

The amount and form of the merger consideration will be adjusted in the event that there is a change in the outstanding shares of PAETEC common stock or Windstream common stock as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during the period from the date of the merger agreement to the effective time of the merger. However, there will be no adjustment to the merger consideration as a result of the issuance of additional shares of Windstream’s common stock prior to the effective time of the merger.

Conversion of Shares; Exchange Agent; Exchange Procedures; Fractional Shares

At the effective time of the merger, each outstanding share of PAETEC common stock (other than shares held by PAETEC, Windstream, Merger Sub or their respective wholly-owned subsidiaries) will be automatically converted into the right to receive the merger consideration. From time to time as needed at or after the effective time of the merger, Windstream will cause the merger consideration to be provided to the exchange agent. Windstream has appointed Computershare Investor Services, LLC to act as exchange agent for the merger.

The merger agreement provides that as soon as reasonably practicable after the effective time of the merger, but not later than the second business day after the effective time, the exchange agent will mail a letter of transmittal to each holder of record of shares of the PAETEC common stock. The letter of transmittal will contain instructions on how to surrender certificates that immediately prior to the effective time of the merger represented shares of PAETEC common stock, or shares of common stock of PAETEC represented by book-entry, in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

After receiving the letter of transmittal, each holder of certificates formerly representing shares of PAETEC common stock or of book-entry shares of PAETEC common stock will be able to surrender the certificates or book-entry shares to the exchange agent, together with a duly signed and completed letter of transmittal and such other documents as the exchange agent may reasonably require, and receive the merger consideration and cash in lieu of fractional shares of Windstream common stock.

After the effective time of the merger, each certificate that previously represented shares of PAETEC common stock and each book-entry share of PAETEC common stock (other than certificates or book-entry shares held by PAETEC, Windstream, Merger Sub or their respective wholly-owned subsidiaries) will represent only the right to receive the merger consideration. Windstream will not issue any fractional shares of Windstream common stock to any PAETEC stockholder upon surrender of its certificates. Each holder of PAETEC common stock who would have otherwise been entitled to receive a fraction of a share of Windstream common stock will receive cash in lieu of a fractional share of Windstream common stock. The amount of cash will be equal to the product obtained by multiplying the fractional share interest to which such holder would otherwise be entitled by the closing price for a share of Windstream common stock as reported on NASDAQ on the day of the effective time of the merger.

Former holders of PAETEC common stock may only be paid whole shares of Windstream common stock and any cash in lieu of any fractional shares after surrender of certificates or book-entry shares to the exchange agent, together with a duly signed and completed letter of transmittal and such other documents as the exchange agent may reasonably require. No interest will be paid or will accrue on the cash payable upon surrender of those certificates or book-entry shares.

If there is a transfer of ownership of PAETEC common stock that is not registered in the transfer records of PAETEC, exchange and payment may be made to the transferee if the certificate (if applicable) representing those shares of PAETEC common stock is properly endorsed or otherwise in proper form for transfer and is presented to the exchange agent, accompanied by any payment of applicable stock transfer and other non-income taxes or such documentation or evidence as Windstream may require to establish to its reasonable satisfaction that all such transfer or non-income taxes have been paid.

Shares of PAETEC common stock owned by PAETEC, Windstream, Merger Sub or their respective wholly-owned subsidiaries will be cancelled in the merger without payment of any merger consideration.

Stock Options, Restricted Stock Units and Warrants

The merger agreement provides for the assumption and conversion of outstanding PAETEC equity compensation awards (which consist of stock options, restricted stock units and warrants) and certain non-compensatory warrants into Windstream stock options, restricted stock units and warrants as more fully described below.

With respect to stock options, each PAETEC stock option will be assumed by Windstream and converted into an option to purchase (A) the number of shares of Windstream common stock equal to (x) 0.460 multiplied by (y) the number of shares of PAETEC common stock which could have been obtained prior to the effective time of the merger upon the exercise of each such stock option rounded down to the nearest whole share (B) at an exercise price per share equal to the exercise price for each such share of PAETEC common stock subject to such option divided by 0.460 rounded up to the nearest cent.

With respect to restricted stock units, each PAETEC restricted stock unit award will be assumed by Windstream and converted into a restricted stock unit with respect to the number of shares of Windstream common stock equal to the number of shares of PAETEC common stock subject to such PAETEC restricted stock unit award multiplied by 0.460 rounded down to the nearest whole share.

With respect to warrants, each outstanding warrant to purchase or acquire a share of PAETEC common stock will be assumed by Windstream and converted into a warrant to purchase (A) the number of shares of Windstream common stock equal to the product of (x) 0.460 multiplied by (y) the number of shares of PAETEC common stock underlying such PAETEC warrant rounded down to the nearest whole share (B) at an exercise price per share equal to the exercise price for each such share of PAETEC common stock subject to such warrant divided by 0.460 rounded up to the nearest cent.

PAETEC equity awards assumed and converted as described above will be subject to the same restrictions, terms and conditions otherwise applicable to such awards immediately prior to the merger. Equity awards held by senior officers of PAETEC will vest in connection with the consummation of the merger pursuant to the agreements granting such awards. Equity awards held by PAETEC’s non-management directors will vest in connection with the consummation of the merger pursuant to a resolution adopted by the compensation committee of the board of directors, as described under “Merger Agreement—Interests of PAETEC’s Directors and Executive Officers in the Merger—Accelerated Vesting of Director Equity Awards.”

In addition, as of the date of this proxy statement/prospectus, there are outstanding purchase plan rights to purchase shares of PAETEC common stock under the PAETEC Employee Stock Purchase Plan (the “PAETEC ESPP”). The number of shares of PAETEC common stock to be issued for any offering period under the PAETEC ESPP is not determinable until after the offering period is completed. The number of shares will depend on the trading price of the shares at the end of the offering period and the aggregate contributions by employees during the period. No new offering periods under the PAETEC ESPP will commence after the date of this proxy statement/prospectus, and the PAETEC ESPP will be terminated prior to the effective time of the merger.

Effective Time of the Merger

The merger will become effective at the time the certificate of merger relating to the merger is filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the certificate of merger. The filing of the certificate of merger will take place only after the fulfillment or waiver of the conditions described below under “—Conditions to the Merger.”

Management and Organizational Documents after the Merger

Management. The directors of Merger Sub immediately prior to the merger will become the initial directors of the surviving corporation immediately following the merger. The officers of PAETEC immediately prior to the merger will become the initial officers of the surviving corporation immediately following the merger. Each such individual will hold office in accordance with the bylaws of the surviving corporation.

Organizational Documents. The certificate of incorporation of PAETEC immediately prior to the merger will be amended to read in the form attached to the merger agreement and will become the certificate of incorporation of the surviving corporation immediately following the merger. Subject to the provisions summarized below under “—Covenants—Indemnification and Insurance,” the bylaws of Merger Sub immediately prior to the merger will be the bylaws of the surviving corporation immediately following the merger, except that the bylaws will be amended to reflect the name of PAETEC or a variation thereof as the name of the surviving entity.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by the parties to each other, including those regarding:

•	qualification and organization;

•	capital stock;

•	authority to enter into the merger agreement and to consummate the transactions thereunder;

•	accuracy of documents filed with the SEC and financial statements;

•	no conflicts with or violations of governance documents, contracts or laws;

•	internal controls and procedures;

•	no undisclosed liabilities;

•	conduct of business in the ordinary course and absence of certain changes since December 31, 2010, and no events having occurred which would have a material adverse effect;

•	no litigation or investigations;

•	accuracy of information supplied in connection with this proxy statement/prospectus and the registration statement of which it is a part;

•	tax matters;

•	regulatory matters;

•	compliance with laws and permits;

•	compliance with environmental laws;

•	lack of stock ownership in the other party;

•	voting requirements; and

•	finders’ or brokers’ fees.

In addition, PAETEC made representations and warranties to Windstream as to:

•	employee benefit plan matters and other employment and labor matters;

•	title and condition of assets and networks;

•	intellectual property;

•	material contracts;

•	affiliate transactions;

•	insurance;

•	swap agreements;

•	no rights plan;

•	state takeover statutes;

•	customer and vendor disputes;

•	restricted payment capacity under existing PAETEC indebtedness; and

•	the receipt of opinions from BofA Merrill Lynch, Deutsche Bank and Houlihan Lokey.

Windstream also represented and warranted to PAETEC as to certain financing commitments obtained in connection with the merger.

Certain of PAETEC’s representations and warranties are qualified as to materiality or “material adverse effect.” When used with respect to PAETEC, “material adverse effect” means any material adverse effect, change, fact, event, occurrence, development or circumstance on or with respect to the financial condition, properties, business or results of operations of PAETEC and all of its subsidiaries, taken as a whole, or that prohibits or materially restricts or impedes the consummation of the merger in the manner contemplated in the merger agreement prior to the outside date after which the parties have the right to terminate the merger agreement.

Effects, changes, facts, events, occurrences, developments or circumstances will not constitute a “material adverse effect” or be taken into account in determining whether a “material adverse effect” with respect to PAETEC has occurred or would reasonably be expected to occur, if they are caused by or result from:

•

general changes or developments in the United States rural, urban, regional or nationwide telecommunications and data communications industry or the segments thereof in which PAETEC or its subsidiaries operate;

•

geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any acts of war, sabotage or terrorism threatened or underway as of July 31, 2011;

•

any change affecting the financial or securities markets in the United States or changes affecting the United States economy generally or the economy of any region in which PAETEC or any of its subsidiaries conducts business;

•	any change in any applicable law, rule or regulation or generally accepted accounting principles, or any interpretation thereof, after July 31, 2011;

•	any hurricane, tornado, flood, earthquake or other natural disaster;

•

any change in PAETEC’s stock price or trading volume or credit rating or any failure of PAETEC to meet financial projections or forecasts (it being understood that the facts or occurrences giving rise to or contributing to such change in stock price, trading volume or credit rating or such failure to meet financial projections or forecasts may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect);

•

the announcement or performance (in accordance with its terms) of the merger agreement, or the pendency or the consummation of the merger, including the impact thereof on the relationships of PAETEC and its subsidiaries with their employees, independent sales agents, customers, vendors and partners;

•

any claim or threatened claim involving PAETEC relating to the merger agreement, the merger or any other transaction contemplated by the merger agreement, including without limitation, any such claim or threatened claim arising from allegations of breach of fiduciary duty or other violation of applicable law; or

•	the performance of or compliance with the express terms of the merger agreement;

unless, in the case of the first five bullets above, such effects, changes, facts, occurrences, developments or circumstances have not had and would not reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties, business or results of operations of PAETEC and its subsidiaries, taken as a whole, relative to other affected persons operating in the same industries as PAETEC and its subsidiaries. In addition, since the representations and warranties of PAETEC are qualified by information contained in the confidential disclosure letter provided by PAETEC to Windstream in connection with the execution of the merger agreement, the inclusion of matters in such disclosure letter may create additional exceptions as to what would be deemed a material adverse effect with respect to PAETEC.

Certain of Windstream’s representations and warranties are qualified as to materiality or “material adverse effect.” When used with respect to Windstream, “material adverse effect” means any material adverse effect, change, fact, event, occurrence, development or circumstance on or with respect to the financial condition, properties, business or results of operations of Windstream and all of its subsidiaries, taken as a whole, or that prohibits or materially restricts or impedes the consummation of the merger in the manner contemplated in the merger agreement prior to the outside date after which the parties have the right to terminate the merger agreement.

Effects, changes, facts, events, occurrences, developments or circumstances will not constitute a “material adverse effect” or be taken into account in determining whether a “material adverse effect” with respect to Windstream has occurred or would reasonably be expected to occur, if they are caused by or result from:

•

general changes or developments in the United States rural, urban, regional or nationwide telecommunications and data communications industry or the segments thereof in which Windstream or its subsidiaries operate;

•

geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any acts of war, sabotage or terrorism threatened or underway as of July 31, 2011;

•

any change affecting the financial or securities markets in the United States or changes affecting the United States economy generally or the economy of any region in which Windstream or any of its subsidiaries conducts business;

•	any change in any applicable law, rule or regulation or generally accepted accounting principles, or any interpretation thereof, after July 31, 2011;

•	any hurricane, tornado, flood, earthquake or other natural disaster;

•

any change in Windstream’s stock price or trading volume or credit rating or any failure of Windstream to meet financial projections or forecasts (it being understood that the facts or occurrences giving rise to or contributing to such change in stock price, trading volume or credit rating or such failure to meet financial projections or forecasts may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect);

•

the announcement or performance (in accordance with its terms) of the merger agreement, or the pendency or the consummation of the merger, including the impact thereof on the relationships of Windstream and its subsidiaries with their employees, independent sales agents, customers, vendors and partners;

•

any claim or threatened claim involving Windstream relating to the merger agreement, the merger or any other transaction contemplated by the merger agreement, including without limitation, any such claim or threatened claim arising from allegations of breach of fiduciary duty or other violation of applicable law; or

•	the performance of or compliance with the express terms of the merger agreement;

unless, in the case of the first five bullets above, such effects, changes, facts, occurrences, developments or circumstances have not had and would not reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties, business or results of operations of Windstream and its subsidiaries taken as a whole, relative to other affected persons operating in the same industries as Windstream and its subsidiaries. In addition, since the representations and warranties of Windstream are qualified by information contained in the confidential disclosure letter provided by Windstream to PAETEC in connection with the execution of the merger agreement, the inclusion of matters in such disclosure letter may create additional exceptions as to what would be deemed a material adverse effect with respect to Windstream.

Covenants

Conduct of Business Pending Merger. PAETEC has agreed that until the effective time of the merger or the termination of the merger agreement, unless Windstream otherwise consents in writing or as may be required by law or expressly permitted or required by the merger agreement, it will, and will cause each of its subsidiaries to, conduct their respective businesses in the ordinary course of business, consistent with past practice, and use commercially reasonable efforts to preserve substantially intact their business organizations and goodwill, keep available the services of their officers, employees and consultants who are integral to the operation of their businesses and maintain satisfactory relationships with significant customers and suppliers and other persons with whom PAETEC and its subsidiaries have significant business relations.

In addition, PAETEC has agreed that, until the effective time of the merger or the termination of the merger agreement, PAETEC and its subsidiaries will not take the following actions (each as more fully described in, and subject to the exceptions set forth in, the merger agreement or in the confidential disclosure letter provided by PAETEC to Windstream) without Windstream’s prior written consent or as may be required by law or expressly permitted or required by the merger agreement:

•	declare, set aside or pay dividends or make any other distributions in respect of its capital stock;

•	split, combine, subdivide or reclassify any of its capital stock;

•	repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, its capital stock;

•

issue, deliver, sell, grant, pledge or otherwise encumber PAETEC’s capital stock, or the capital stock of any subsidiary of PAETEC, any other equity interests or voting securities of PAETEC or its subsidiaries, any securities or rights convertible into or exchangeable for capital stock, equity interests or voting securities of PAETEC or its subsidiaries;

•

issue, deliver, sell, grant, pledge or otherwise encumber any warrants, calls, options or other rights to acquire capital stock, equity interests or voting securities of PAETEC or its subsidiaries, or any rights that are linked in any way to the price of PAETEC’s capital stock or the capital stock of PAETEC’s subsidiaries, the value of PAETEC or its subsidiaries or any dividends or distributions declared or paid on the capital stock of PAETEC or its subsidiaries;

•

amend its certificate of incorporation or bylaws or the organizational documents of any subsidiary in a manner which would limit the surviving corporation’s ability to remove or replace directors or officers or be likely to have a materially adverse effect on PAETEC, except as required by law or SEC or NASDAQ rules;

•

grant to any current or former director or employee any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such person not previously receiving or entitled to receive such compensation, except to the extent expressly required under any benefit plan as in effect on July 31, 2011 and certain other ordinary course awards;

•

grant to any person any severance, retention, change in control or termination compensation or benefits or any increase therein, except to the extent expressly required under any benefit plan as in effect on July 31, 2011;

•	amend or modify the terms of any existing equity grants or award additional equity grants;

•

enter into or adopt any material benefit plan or amend in any material respect any material benefit plan, except in the ordinary course of business in order to comply with changes in law to the extent such amendments do not increase costs;

•	enter into or make any loans to any of its officers, directors, employees, affiliates, agents or consultants;

•	make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or as required by applicable law;

•	directly or indirectly acquire or agree to acquire in any transaction any equity interest in, or business of, any entity;

•

(1) acquire any tangible properties or assets, or (2) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise dispose of, tangible properties or assets or any interests therein, in each case other than purchases and sales of inventory and supplies in the ordinary course of business, consistent with past practice;

•	encumber any tangible properties or assets or any interests therein;

•	make or change any material tax election or settle or compromise any material tax liability, or change its fiscal year;

•	grant or acquire, or dispose of or permit to lapse, any rights to any material intellectual property;

•	incur any indebtedness other than ordinary course capitalized lease obligations that do not exceed $1,500,000 individually;

•	take any action inconsistent with PAETEC’s cash management policies, or repay or refinance any indebtedness other than payments of principal and interest when due;

•

make, or agree or commit to make, any capital expenditure (1) in 2011 except in accordance with the capital plan for 2011 plus a 10% variance or (2) in 2012 except in an amount not to exceed 110% of the capital plan for 2011;

•	enter into or amend any contract if such contract or amendment would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the merger;

•

enter into any material contract that is not terminable without penalty on 90 days’ notice or enter into or amend any material contract to the extent consummation of the merger or compliance by PAETEC or its subsidiaries with the provisions of the merger agreement would reasonably be expected to conflict with such contract;

•	enter into any collective bargaining agreement or other labor union contract;

•	enter into any pension plan or post-retirement benefit plan or arrangement;

•	enter into a new line of business or engage in the conduct of any business in any new geographic area which would require the receipt or transfer of governmental approval;

•	seek any permit or approval the receipt of which would reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated by the merger agreement;

•	settle, compromise, dismiss, discharge or otherwise dispose of litigation or proceedings;

•	adopt a plan of liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

•	amend the terms of any outstanding rights, warrants or options to acquire PAETEC capital stock;

•	take actions that would result in or increase the amount of any deferred income or gain from intercompany transactions or any excess loss account;

•

take any action that would reasonably be expected to materially restrict or impede the consummation of the transactions contemplated by the merger agreement or cause any of the conditions to the closing of the merger as set forth in the merger agreement to fail to be satisfied as of the closing date; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Windstream has agreed that until the effective time of the merger or the termination of the merger agreement, Windstream and its subsidiaries will not take the following actions (each as more fully described in, and subject to, the exceptions set forth in the merger agreement or the confidential disclosure letter provided by Windstream to PAETEC) without PAETEC’s prior written consent or as required by law or expressly permitted or required by the merger agreement:

•

amend its charter or bylaws in a manner that would cause holders of PAETEC stock that receive Windstream common stock pursuant to the merger to be treated differently than other holders of Windstream common stock;

•	adopt a plan of liquidation or dissolution;

•

acquire a substantial portion of the assets of or equity in any business if such acquisition would reasonably be expected to impose a material delay in, or materially increase the risk of not obtaining, any consent of any governmental entity necessary to consummate the transactions contemplated by the merger agreement, materially increase the risk of a governmental entity seeking to prohibit or successfully prohibiting the consummation of the merger, or materially impede the consummation of the merger;

•	enter into or amend any contract if such action would reasonably be expected to materially restrict or impede the consummation of the merger;

•

take any action that would reasonably be expected to materially restrict or impede the consummation of the transactions contemplated by the merger agreement or cause any of the conditions to the closing of the merger as set forth in the merger agreement to fail to be satisfied as of the closing date;

•	apply for any new license the receipt of which would reasonably be likely to prevent or materially impair or delay the consummation of the merger; or

•	authorize, commit or agree to take any of the foregoing actions.

Tax Free Reorganization. Each of Windstream and PAETEC agree not to take any action that would reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Investigation. The parties have agreed that, during the period from the signing of the merger agreement until the completion of the merger:

•

PAETEC will provide Windstream and its representatives reasonable access during normal business hours to its and its subsidiaries’ properties, contracts, commitments, books and records and to furnish to Windstream such financial and operating data and other information regarding its business and properties as reasonably requested by Windstream;

•	PAETEC will use commercially reasonable efforts to furnish to Windstream certain monthly financial and operating reports;

•

Windstream will afford PAETEC and its representatives access to its properties, contracts, commitments and books at a level consistent with such access provided for due diligence purposes, or in the event of a material development at a level reasonable under the circumstances; and

•

PAETEC will cooperate and participate in Windstream’s efforts to oversee integration of the parties’ operations, including providing customer billing and data files and compensation and payroll data files.

Any such information received by either party will be treated in accordance with a nondisclosure agreement executed between Windstream and PAETEC.

No Solicitation. The merger agreement precludes PAETEC, its subsidiaries, officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives from, directly or indirectly:

•

soliciting or knowingly encouraging (including by way of furnishing any non-public information to any person) any inquiries with respect to, or the making, submission or announcement of, any possible Alternative Transaction Proposal (defined as summarized below);

•	engaging in negotiations concerning, or furnishing any information with respect to, any possible Alternative Transaction Proposal except as discussed below under “—Change of Recommendation”;

•

withdrawing or modifying, or publicly proposing to withdraw or modify, the recommendation of the board of directors of PAETEC that the stockholders of PAETEC adopt the merger agreement in a manner adverse to Windstream except as discussed below under “—Change of Recommendation”;

•

approving, endorsing or recommending, or publicly proposing to approve, endorse or recommend, any Alternative Transaction except as discussed below under “—Change of Recommendation” (any actions referred to in this or the preceding bullet, an “Adverse Recommendation Change”);

•

entering into any letter of intent, agreement in principle or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any Alternative Transaction Proposal (other than a confidentiality agreement that PAETEC is permitted to enter into as discussed below); or

•	taking any action to exempt any person or any action taken by such person from any state takeover statute or similarly restrictive provisions of PAETEC’s certificate of incorporation or bylaws.

PAETEC is also required to notify Windstream after receipt of any Alternative Transaction Proposal, request for non-public information or inquiry that would reasonably be expected to lead to an Alternative Transaction Proposal. The notice is due within two business days after PAETEC’s receipt of such Alternative Transaction Proposal, request or inquiry and must detail the identity of the person or group of persons making such Alternative Transaction Proposal, request or inquiry and the material terms and conditions thereof and must include a copy of all written materials provided to it in connection with such Alternative Transaction Proposal, request or inquiry. PAETEC must provide Windstream as promptly as reasonably practicable (and in any event within two business days) with notice setting forth all such information as is reasonably necessary to keep Windstream informed in all material respects of all communications regarding, and the status and material details (including material amendments or proposed material amendments) of, any such Alternative Transaction Proposal, request or inquiry, and promptly provide to Windstream a copy of all written materials subsequently provided by it in connection with such Alternative Transaction Proposal, request or inquiry.

Prior to the adoption by PAETEC stockholders of the merger agreement, however, PAETEC’s board of directors may (upon (1) receipt of an executed confidentiality agreement from the person or group of persons to whom information is to be furnished containing terms at least as restrictive with respect to such person or group of persons as the terms of the nondisclosure agreement between PAETEC and Windstream are with respect to Windstream and (2) the furnishing of the same information contemporaneously to Windstream) furnish non-public information to, and engage in discussions and negotiations with, any person or group of persons regarding an unsolicited, bona fide written Alternative Transaction Proposal if:

•

the board of directors of PAETEC determines in accordance with the definition of “Superior Proposal” below that such Alternative Transaction Proposal is, or in the PAETEC board’s good faith determination is reasonably likely to lead to, a Superior Proposal;

•

the board of directors of PAETEC concludes in good faith (after consultation with its financial advisors and outside legal advisors) that the failure to take such action would be inconsistent with its fiduciary duties under applicable laws;

•

PAETEC has given Windstream at least two business days’ prior written notice of its intention to take such actions, the identity of the person or group of persons making the Alternative Transaction Proposal and a summary of its material terms and conditions; and

•	PAETEC has not breached in any material respect any of its non-solicitation obligations under the merger agreement.

Change of Recommendation. Notwithstanding the foregoing, PAETEC’s board of directors may (1) make an Adverse Recommendation Change, and (2) in the event such decision relates to an Alternative Transaction Proposal that the board of directors of PAETEC determines constitutes a Superior Proposal, terminate the merger agreement as described below under “—Termination” and “—Termination Fee” if, prior to making such Adverse Recommendation Change:

•	the stockholders of PAETEC have not yet adopted the merger agreement;

•

the board of directors of PAETEC concludes in good faith (after consultation with its financial advisors and outside legal advisors) that the failure to take such action would be inconsistent with its fiduciary duties under applicable laws;

•

PAETEC has notified Windstream and Merger Sub in writing that the PAETEC board of directors intends to take such actions and specifying the reasons therefor, including, in the event the decision relates to an Alternative Transaction Proposal, a summary of the material terms and conditions of such Alternative Transaction Proposal and other information required to be included in the notices as described above;

•

during the three business day period following delivery of the foregoing notice (subject to extension as set forth in the merger agreement in the event of material changes in the Alternative Transaction Proposal during such period), PAETEC has, and has directed its financial advisors and outside legal advisors to, negotiate in good faith with Windstream (to the extent Windstream desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that such Alternative Transaction Proposal ceases to constitute (in the good faith judgment of the PAETEC board of directors after consultation with its financial advisors and outside legal advisors) a Superior Proposal; and

•

the PAETEC board of directors has determined in good faith, after considering the results of the negotiations in the immediately preceding bullet and giving effect to the proposals made by Windstream and Merger Sub, that the Alternative Transaction Proposal, if applicable, continues to constitute a Superior Proposal (in the event that the PAETEC board of directors does not make such determination but thereafter determines to make an Adverse Recommendation Change, the procedures referred to in this bullet and in the third and fourth bullets above will apply anew and will apply to any subsequent withdrawal, amendment or change).

In the event of an Adverse Recommendation Change that does not involve an Alternative Transaction Proposal, then during the three business day period referred to in the fourth bullet above, PAETEC must, and must direct its financial advisors and outside legal advisors to, negotiate in good faith with Windstream (to the extent Windstream desires to negotiate) to make such adjustments in the terms and conditions of the merger agreement so that such Adverse Recommendation Change is no longer necessary.

If PAETEC receives a written Alternative Transaction Proposal from a third party, PAETEC or its representatives may contact the third party in writing solely for the purpose of clarifying the Alternative Transaction Proposal, provided that PAETEC provides Windstream with a copy of the written request at least 24 hours prior to sending the written request and gives Windstream an opportunity to provide comments.

Notwithstanding any Adverse Recommendation Change, unless the Adverse Recommendation Change is with respect to an Alternative Transaction Proposal and PAETEC terminates the merger agreement upon payment of the termination fee as described below under “—Termination” and “—Termination Fee,” PAETEC is required to submit the merger agreement to its stockholders for approval at the special meeting.

PAETEC’s board of directors may (1) take or disclose to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or (2) make a disclosure to the stockholders of PAETEC if, in the good faith judgment of the PAETEC board of directors (after consultation with its financial advisors and outside legal advisors) failure to so disclose would be inconsistent with its fiduciary duties, but PAETEC shall not withdraw, modify or change the recommendation by its directors that the PAETEC stockholders adopt the merger agreement unless specifically permitted as described in the foregoing discussion under “—Change of Recommendation.”

For purposes of the preceding discussion, the following terms have the meanings stated below:

“Alternative Transaction” means any of the following transactions: (1) any transaction or series of related transactions with one or more third persons involving: (A) any purchase from PAETEC or acquisition (whether by way of a merger, share exchange, consolidation, business combination, consolidation or similar transaction) by any person or “group” of persons of more than a 20% interest in the total outstanding voting securities of PAETEC or its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 20% or more of the total outstanding voting securities of PAETEC or its subsidiaries or any merger, consolidation, business combination or similar transaction involving PAETEC or its subsidiaries, or (B) any sale, lease exchange, transfer, license, acquisition or disposition of more than 20% of the fair market value of the assets, net income, net revenues or cash flows of PAETEC and its subsidiaries, taken as a whole, immediately prior to such transaction, (2) any liquidation or dissolution of PAETEC, or (3) any combination of the foregoing.

“Alternative Transaction Proposal” means any offer, inquiry, proposal or indication of interest (whether binding or nonbinding) to any person or its stockholders relating to an Alternative Transaction.

“Superior Proposal” means an unsolicited, bona fide written Alternative Transaction Proposal made by a third person to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, (1) all or substantially all of the assets of PAETEC or (2) over 50% of the outstanding voting securities of PAETEC and as a result of which the stockholders of PAETEC immediately preceding such transaction would hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction (or its ultimate parent), which PAETEC’s board of directors has in good faith determined (taking into account, among other things, (A) its consultation with its financial advisors and outside legal advisors, (B) all terms and conditions of such Alternative Transaction Proposal and the merger agreement (as it may be proposed to be amended by Windstream), and (C) the feasibility and certainty of consummation of the Alternative Transaction Proposal on the terms proposed, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such Alternative Transaction Proposal (including conditions to consummation)) to be more favorable, from a financial point of view, to PAETEC’s stockholders, than the terms of the merger agreement (as it may be proposed to be amended by Windstream).

Preparation of SEC Documents; PAETEC Stockholders’ Meeting. PAETEC agreed to deliver to Windstream the proxy statement included in this registration statement on Form S-4 of which this proxy statement/prospectus is a part. Windstream agreed to prepare and file the registration statement on Form S-4 of which this proxy statement/prospectus is a part with the SEC and use commercially reasonable efforts to have the registration statement declared effective by the SEC. PAETEC is required under the merger agreement to use commercially reasonable efforts to give notice of and schedule the special meeting to be held within 45 days after the registration statement is declared effective by the SEC, subject to the limitations discussed above under “—Change of Recommendation.” Additionally, subject to the limitations discussed above under “—Change of Recommendation,” PAETEC has agreed to recommend that PAETEC stockholders vote in favor of adoption of the merger agreement. Except as described above under “—Change of Recommendation,” PAETEC’s board of directors may not withdraw, amend or modify in any manner adverse to Windstream the recommendation of its board of directors that PAETEC stockholders vote in favor of adoption of the merger agreement.

Employee Matters. For a period of one year following the effective time of the merger, Windstream has agreed to:

•

provide each PAETEC employee who continues in employment with the surviving corporation a base salary or hourly wage rate and commission, bonus opportunity and non-equity based incentives that are comparable in the aggregate to those provided to such employees prior to the effective time; and

•	welfare and employee benefits arrangements that are substantially similar in the aggregate to those provided to substantially similarly situated employees of Windstream and its subsidiaries.

Under the terms of the merger agreement, Windstream has agreed to keep in effect the severance plans of PAETEC for one year following the effective time of the merger and to honor PAETEC’s benefits plans. Windstream will recognize service of PAETEC employees prior to the merger as service with Windstream for purposes of any 401(k) savings plan and welfare benefit plan or policy maintained by Windstream. Windstream is not required to duplicate any payments or benefits payable pursuant to any benefit plans or individual agreements or other compensation or benefits plans, policies, programs, agreements or other arrangements of the surviving corporation.

Windstream has agreed to use commercially reasonable efforts to (1) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions applicable to employees of PAETEC under any group health care plan made available to such employees unless such conditions would not have been waived under the comparable plans of PAETEC and its subsidiaries in which such employees participated prior to the effective time of the merger, and (2) provide credit to employees of PAETEC for any co-payments, deductibles and out-of-pocket expenses paid by such employees under any group health plan of PAETEC and its subsidiaries during the portion of the relevant plan year including the effective time of the merger.

PAETEC is entitled to pay, as of the merger date, a pro-rata portion of the annual cash incentive bonuses earned by employees of PAETEC and its subsidiaries in respect of PAETEC’s fiscal year ending December 31, 2011, based on actual performance through the last day of the calendar month preceding the month in which the merger date occurs extrapolated through the merger date, but otherwise determined consistent with past practice. The pro-rata portion of the bonus is to be determined by multiplying the full bonus for each bonus-eligible employee by the quotient of the number of days elapsed in the calendar year through the merger date divided by 365. If the merger date occurs in 2012, the annual cash incentive bonuses for fiscal year 2011 will be based on actual performance through December 31, 2011 and will be paid in accordance with past practice, and PAETEC will not be entitled to pay any annual cash incentive bonuses in respect of fiscal year 2012 as of the merger date.

PAETEC has agreed, as soon as reasonably practicable after expiration or termination of the HSR waiting period, to provide, solely to personnel in Windstream’s human resources and information technology departments, access to information with respect to each employee of PAETEC regarding such employee’s name, position, market location, date of hire, current annual salary, hourly rate of pay and commission and/or bonus arrangement.

Notification of Certain Matters. PAETEC is required to notify Windstream of the occurrence of any event that has had or would reasonably be expected to have a material adverse effect on PAETEC or that has caused or would reasonably be expected to cause a condition to the closing of the merger not to be satisfied, as well as any action, proceeding or inquiry questioning or challenging the validity of the merger agreement.

Filings; Other Actions. Both Windstream and PAETEC are required to use reasonable best efforts to take promptly all actions, and do promptly all things necessary, proper or advisable under applicable laws to consummate and make effective the merger, including, without limitation, obtaining all necessary consents and approvals, and effecting all necessary registrations and filings (including filings pursuant to the HSR Act and any filings required by the FCC or the PSCs). Windstream and PAETEC have agreed to take any and all steps necessary to avoid or eliminate impediments to the merger and to proceed with the merger as soon as reasonably practicable, except that in no event will Windstream or PAETEC be required to take any action that would be materially adverse to the business, financial condition or the expected benefits of the merger to Windstream and its subsidiaries, taken as a whole, or PAETEC and its subsidiaries, taken as a whole. Windstream has primary control and responsibility, with the assistance of PAETEC, with respect to all filings with the FCC and the PSCs, but PAETEC will be a joint applicant as appropriate.

Publicity. Both Windstream and PAETEC have agreed, subject to certain exceptions, to consult with each other and mutually agree upon any press release or public announcement pertaining to the merger before the issuance of such press release or public announcement.

Indemnification and Insurance. Under the terms of the merger agreement, Windstream has agreed that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the effective time of the merger as provided in the certificate of incorporation or bylaws of PAETEC or any of its subsidiaries in favor of persons who are or were directors, officers or employees of PAETEC or its subsidiaries (collectively, the “Indemnified Parties”), will survive for a period of six years following the merger. Windstream also agreed that for a period of six years following the merger, it and the surviving corporation in the merger will jointly and severally indemnify, and advance expenses to, the Indemnified Parties to the fullest extent permitted by applicable law. The merger agreement further obligates Windstream, prior to the merger, to purchase a “tail policy” providing coverage to directors and officers for six years following the effective time of the merger with at least the same coverage as under PAETEC’s existing directors’ and officers’ liability insurance policy and fiduciary insurance policies. Windstream will not be required to pay more than 300% of the 2011 annual premium for any such insurance policy.

Financing Provisions. Under the merger agreement, Windstream agreed to seek consent from the lenders under its credit agreement to an amendment that would waive the obligation to cause PAETEC and its subsidiaries to become guarantors under the credit agreement and waive any breach of the credit agreement due to the change of control provisions under the indentures governing PAETEC’s outstanding senior notes and senior secured notes. PAETEC agreed to solicit consents from the holders of such notes to amendments to such indentures that would provide that PAETEC’s obligation under each indenture to make an offer to purchase all of the outstanding notes of the applicable series upon a change of control of PAETEC would not apply as a result of the merger. The parties agreed to cooperate with one another in effecting these transactions. The credit agreement amendment and consents relating to PAETEC’s notes have each been obtained, as described under “The Merger—Financing Arrangements” at page 116.

Certain Agreements. PAETEC has agreed to use commercially reasonable efforts to cause certain agreements to be terminated at or shortly after the effective time of the merger without any liability being imposed upon Windstream or the surviving corporation in the merger.

Conditions to the Merger

Conditions to the Obligations of Each Party. The obligations of each party to complete the merger are subject to the satisfaction of the following conditions:

•	the adoption of the merger agreement by PAETEC stockholders;

•	the absence of any statute, rule, regulation, executive order, decree, ruling, or injunction prohibiting the consummation of the merger or the issuance of Windstream common stock in the merger;

•	the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part;

•	the approval of the shares of Windstream common stock to be issued in connection with the merger for listing on the NASDAQ Stock Market;

•	the expiration or termination of the applicable waiting periods pursuant to the HSR Act;

•	the receipt of approvals from the FCC and the PSCs (other than energy business-related PSC approvals in the states of New York, Ohio and Pennsylvania), all conditions of which have been satisfied; and

•

the receipt by PAETEC, from its legal counsel, and by Windstream, from its legal counsel, of a written opinion to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Additional Conditions to the Obligations of PAETEC. The obligations of PAETEC to consummate the merger are subject to the satisfaction of the following further conditions:

•	the representations and warranties of Windstream and Merger Sub relating to:

•	corporate authority, and due authorization and enforceability of the merger agreement, and

•	capitalization of Windstream and its subsidiaries,

shall be true and correct in all material respects as of the effective time of the merger as if made at and as of such time, or if such representations and warranties are made as of a specific date, then as of such date;

•

all the other representations and warranties of Windstream and Merger Sub contained in the merger agreement shall be true and correct (disregarding all exceptions for materiality or material adverse effect) as of the effective time of the merger as if made as of such time except for those representations made as of a specific date, then as of such date, or where the failure of the representations and warranties to be true and correct would not reasonably be expected to have a material adverse effect on Windstream;

•

Windstream and Merger Sub shall have performed and complied with, in all material respects, their obligations under the merger agreement to be performed or complied with prior to the effective time of the merger;

•	Windstream shall not have experienced a material adverse effect; and

•	PAETEC shall have received a certificate from the Chief Executive Officer of Windstream as to certain matters.

Additional Conditions to the Obligations of Windstream and Merger Sub. The obligations of Windstream and Merger Sub to consummate the merger are subject to the satisfaction of the following further conditions:

•	the representations and warranties of PAETEC relating to:

•	corporate authority, and due authorization and enforceability of the merger agreement,

•	the capitalization of PAETEC and its subsidiaries,

•	the subsidiaries of PAETEC holding permits, and

•	restricted payment capacity under existing PAETEC indebtedness,

shall be true and correct in all material respects as of the effective time of the merger as if made at and as of such time, or if such representations and warranties are made as of a specific date, then as of such date;

•

all the other representations and warranties of PAETEC contained in the merger agreement shall be true and correct (disregarding all exceptions for materiality or material adverse effect) as of the effective time of the merger as if made as of such time except for those representations made as of a specific date, then as of such date, or where the failure of the representations and warranties in the aggregate to be true and correct would not reasonably be expected to have a material adverse effect on PAETEC;

•	PAETEC shall have performed and complied with, in all material respects, its obligations under the merger agreement to be performed or complied with prior to the effective time of the merger;

•	PAETEC shall not have experienced a material adverse effect;

•	Windstream shall have received a certificate from the Chief Executive Officer of PAETEC as to certain matters;

•	Windstream shall have received a certificate from the Secretary of PAETEC as to certain matters; and

•	the parties shall have received energy business-related approvals from the PSCs in New York, Ohio and Pennsylvania, all conditions of which shall have been satisfied.

Termination

Termination by the Parties. Windstream and PAETEC may mutually agree to terminate the merger agreement before completing the merger, even after PAETEC stockholders have approved and adopted the merger agreement.

In addition, either Windstream or PAETEC may decide to terminate the merger agreement if:

•

a governmental entity of competent jurisdiction has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such order, decree, ruling or other action shall have become final and non-appealable;

•	PAETEC stockholders fail to adopt the merger agreement at the special meeting or at any adjournment, postponement or continuation thereof;

•	subject to certain restrictions, the other party is in breach of the merger agreement; or

•

subject to certain restrictions, the merger is not consummated by January 31, 2012 (which date will be automatically extended to March 30, 2012, if the merger has not occurred because of failure to obtain approval from one or more regulatory authorities).

Windstream also may terminate the merger agreement in the event of any Adverse Recommendation Change prior to adoption of the merger agreement by PAETEC stockholders. PAETEC may also terminate the merger agreement at any time prior to adoption of the merger agreement by the stockholders of PAETEC if:

•

PAETEC receives an Alternative Transaction Proposal that PAETEC’s board of directors determines in accordance with the discussion above under “—Covenants—Change of Recommendation” constitutes a Superior Proposal;

•	PAETEC’s board of directors authorizes PAETEC, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning such Superior Proposal;

•	PAETEC has complied with its non-solicitation obligations under the merger agreement as discussed above under “—Covenants—No Solicitation” and “—Covenants—Change of Recommendation”; and

•	at or prior to such termination, PAETEC pays to Windstream a termination fee of $40 million as described below under “—Termination Fee.”

Termination Fee

PAETEC is required to pay to Windstream a termination fee of $40 million if:

•	Windstream terminates the merger agreement in the event of any Adverse Recommendation Change prior to adoption of the merger agreement by PAETEC stockholders;

•

PAETEC terminates the merger agreement at any time prior to adoption of the merger agreement by the stockholders of PAETEC if (1) PAETEC receives an Alternative Transaction Proposal that PAETEC’s board of directors determines in accordance with the discussion above under “—Covenants—Change of Recommendation” constitutes a Superior Proposal, (2) PAETEC’s board of directors authorizes PAETEC, subject to complying with the terms of the merger agreement, to enter into a binding written agreement concerning such Superior Proposal, and (3) PAETEC has complied with its non-solicitation obligations under the merger agreement as discussed above under “—Covenants—No Solicitation” and “—Covenants—Change of Recommendation”; or

•

any person has made an Alternative Transaction Proposal which has been publicly disclosed and not withdrawn and, thereafter, the merger agreement is terminated by Windstream or PAETEC because either (1) PAETEC stockholders have failed to adopt the merger agreement at the special meeting or at any adjournment, postponement or continuation thereof or (2) the merger has not been consummated by January 31, 2012 (as such date may have been extended as described above) and within nine months after such termination an Alternative Transaction (substituting a 50% threshold for each 20% threshold included in the definition of Alternative Transaction for purposes of this provision) shall have been consummated or a definitive agreement with respect thereto shall have been entered into.

In the event that Windstream or PAETEC has terminated the merger agreement under the circumstances set forth under the third bullet point above, then at the time of such termination PAETEC will be required to pay to Windstream an amount equal to all reasonably documented fees and expenses incurred by Windstream in connection with the merger agreement up to a maximum of $15 million. In the event that the $40 million termination fee later becomes payable as described above, any fees and expenses so paid will be credited against the amount of the termination fee then payable by PAETEC.

The parties to the merger agreement have agreed that the payment of the termination fee is not a penalty, but rather constitutes liquidated damages in a reasonable amount that will compensate Windstream in the circumstances in which the termination fee is payable. Notwithstanding the foregoing, payment of the termination fee will not limit Windstream’s rights with respect to any liabilities or damages incurred or suffered by Windstream by reason of PAETEC’s intentional breach of the merger agreement.

Amendment or Supplement; Waiver

Amendment or Supplement. The merger agreement may be amended or supplemented by the written agreement of PAETEC and Windstream at any time prior to the effective time of the merger, whether before or after adoption of the merger agreement by PAETEC’s stockholders. After PAETEC’s stockholders have adopted the merger agreement, no amendment of the merger agreement may be made which requires further approval of PAETEC’s stockholders under any applicable laws without such further approval.

Waiver. At any time prior to the effective time of the merger, Windstream or PAETEC may waive compliance with any of the conditions to its obligation to consummate the merger which may be legally waived or extend the time for performance of any obligations or acts of the other party.

Fees and Expenses

Other than as described above under “—Termination Fee,” the merger agreement provides that each party will pay its own fees and expenses in connection with the merger agreement, except that (1) expenses incurred in connection with the printing, filing and mailing of this proxy statement/prospectus (including applicable SEC filing fees) will be payable by PAETEC, and (2) expenses incurred in connection with compliance with and filings under the HSR Act and with respect to certain financing-related activities will be payable by Windstream.

ADVISORY VOTE ON “GOLDEN PARACHUTE” COMPENSATION

(PROPOSAL NO. 2)

As required by Section 14A of the Exchange Act and the SEC’s rules thereunder, PAETEC is asking its stockholders to cast an advisory (nonbinding) vote on the “golden parachute” compensation that may be payable to its named executive officers in connection with the merger, as described in this proxy statement/prospectus under “The Merger—Interests of PAETEC’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits—Potential Change of Control Payments to Named Executive Officers Table,” including in the associated narrative discussion. In accordance with these requirements, PAETEC is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to PAETEC’s named executive officers in connection with the merger, as disclosed in the table captioned “Potential Change of Control Payments to Named Executive Officers Table” on page 102 under “The Merger—Interests of PAETEC’s Directors and Executive Officers in the Merger,” including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The PAETEC board of directors unanimously recommends that you vote “FOR” the approval of this proposal.

The vote on the “golden parachute” compensation payable in connection with the merger is a vote separate and apart from the vote to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement. Accordingly, you may vote to approve this proposal and vote not to adopt the merger agreement, or you may vote against this proposal and vote to adopt the merger agreement. Because the vote on this proposal is advisory in nature only, it will not be binding on PAETEC. Accordingly, because PAETEC is contractually obligated to pay the compensation covered by this proposal, such compensation will be payable, subject only to the applicable conditions, if the merger is approved and regardless of the outcome of the advisory vote.

The affirmative vote of the holders of a majority of shares of PAETEC common stock present in person or represented by proxy at the special meeting and entitled to vote on this proposal will be required to approve the proposal.

ADJOURNMENT PROPOSAL

(PROPOSAL NO. 3)

PAETEC is asking its stockholders to consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of adoption of the merger agreement and approval of the merger and the other transactions contemplated by the merger agreement.

If the number of shares of common stock present in person or represented by proxy at the special meeting voting in favor of proposal 1 to adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement is insufficient to approve proposal 1 at the time of the special meeting, then PAETEC may move to adjourn the special meeting in order to enable its board of directors to solicit additional proxies in respect of such proposal. In that event, PAETEC stockholders will be asked to vote only upon the adjournment proposal, and not on any other proposal, including proposal 1.

In this proposal, you are being asked to authorize the holder of any proxy solicited by PAETEC’s board of directors to vote in favor of granting discretionary authority to the proxy or attorney-in-fact to adjourn the special meeting one or more times for the purpose of soliciting additional proxies. If PAETEC’s stockholders approve the adjournment proposal, PAETEC could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies or authorized a proxy by using the Internet or telephone. Among other things, approval of the adjournment proposal could mean that, even if PAETEC has received proxies representing a sufficient number of votes against the approval of proposal 1 such that the proposal would be defeated, PAETEC could adjourn the special meeting without a vote on proposal 1 and seek to obtain sufficient votes in favor of approval of proposal 1 to obtain approval of that proposal. Additionally, PAETEC may seek to adjourn the special meeting if a quorum is not present at the special meeting.

The PAETEC board of directors unanimously recommends that you vote “FOR” the approval of this proposal.

The affirmative vote of the holders of a majority of shares of PAETEC common stock present in person or represented by proxy at the special meeting and entitled to vote on this proposal will be required to approve the proposal.

DESCRIPTION OF WINDSTREAM CAPITAL STOCK

The following summary description of Windstream common stock is qualified in its entirety by the General Corporation Law of the State of Delaware (the “DGCL”) and the Amended and Restated Certificate of Incorporation of Windstream, as amended (the “Windstream Certificate”). The Windstream Certificate is included as an exhibit to Windstream’s Annual Report on Form 10-K (where it is incorporated by reference to Windstream’s Amendment No. 3 to the Registration Statement on Form S-4 filed May 23, 2006), each of which is on file with the SEC. See “Where You Can Find More Information” beginning on page 203 for information on how you can view these filings.

General

Under the Windstream Certificate, the total authorized capital stock of Windstream consists of 200,000,000 shares of preferred stock, par value $.0001 per share, and 1,000,000,000 shares of common stock, par value $.0001 per share.

Preferred Stock

The Windstream Certificate provides that Windstream’s board of directors is authorized, without further stockholder approval, to issue from time to time up to a total of 200,000,000 shares of preferred stock in one or more series and to fix or alter the powers, preferences and rights, and any qualifications, limitations or restrictions thereof, of the shares of each series. The Windstream board of directors may fix the number of shares of any series of preferred stock, and it may increase or decrease the number of shares of any series of preferred stock, as long as it acts within the limitations or restrictions stated in the original resolution or resolutions that fixed the number of shares in the series and as long as it does not decrease the number of shares of any series below the number then outstanding. If the number of shares of any series of preferred stock is decreased, the shares constituting the decrease will resume the status they had prior to the adoption of the resolution that originally fixed the number of shares of the series, subject to the requirements of applicable law.

Common Stock

Under the Windstream Certificate, the holders of Windstream common stock have one vote per share on matters submitted to a vote of stockholders. Holders of the common stock will be entitled to receive dividends ratably, if any, as may be declared by the Windstream board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon Windstream’s liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably Windstream’s net assets available after the payment or provision for payment of all debts and subject to the prior rights of any outstanding preferred stock. The Windstream common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

To the greatest extent permitted by applicable Delaware law, the shares of common stock will be uncertificated, and transfer is reflected by book entry.

All rights, preferences and privileges of holders of Windstream common stock stated in this summary are subject to the rights of holders of shares of any series of preferred stock which Windstream may designate and issue in the future without further stockholder approval.

Anti-Takeover Effects of the Delaware General Corporation Law and Windstream’s Certificate of Incorporation and Bylaws

The DGCL, the Windstream Certificate and Windstream’s bylaws contain a number of provisions which could have the effect of discouraging transactions that involve an actual or threatened change of control of Windstream. In addition, provisions of the Windstream Certificate and Windstream’s bylaws may be deemed to have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempts that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by Windstream’s stockholders.

Delaware Section 203

Section 203 of the DGCL, which restricts business combinations with certain interested stockholders (defined generally under the DGCL to include persons who beneficially own or acquire 15% or more of a Delaware corporation’s voting stock and their affiliates and associates, and hereinafter as a “Section 203 Interested Stockholder”). Section 203 prohibits business combination transactions between a publicly-held Delaware corporation and any Section 203 Interested Stockholder for a period of three years after the time at which the Section 203 Interested Stockholder became an interested stockholder unless: (a) prior to the time that such entity became a Section 203 Interested Stockholder, the corporation’s board of directors approved either the proposed business combination or the transaction which resulted in the Section 203 Interested Stockholder becoming an interested stockholder; (b) upon consummation of the transaction which resulted in the Section 203 Interested Stockholder becoming such an interested stockholder, the Section 203 Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers; and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) on or subsequent to the time that such entity became a Section 203 Interested Stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66   2/3% the outstanding voting stock which is not owned by the Section 203 Interested Stockholder.

Under certain circumstances, Section 203 makes it more difficult for a person who is a Section 203 Interested Stockholder to effect various business combinations with a corporation for a period of three years. The provisions of Section 203 are intended to encourage third parties interested in acquiring Windstream to negotiate in advance with the Windstream board of directors. Section 203 also may make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Windstream’s bylaws provide that in order for a stockholder to nominate any person for election as a director or propose business at a meeting of stockholders, the stockholder must give timely notice to Windstream’s Secretary. To be timely:

•

in the case of an annual meeting, a stockholder’s notice must be delivered to or mailed and received at Windstream’s principal executive offices not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is changed by more than 25 days (or 30 days in the case of director nominations) from such anniversary date, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made; and

•

in the case of a special meeting at which directors are to be elected, a stockholder’s notice of nominations must be delivered to or mailed and received at Windstream’s principal executive offices not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made.

These provisions could preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors by limiting the window of time available to present such matters to Windstream for presentation at such meeting.

Calling a Special Meeting; Action by Written Consent of Stockholders

Under Delaware law, a special meeting of the stockholders may be called by the board of directors of the corporation or by any other person authorized to do so in the certificate of incorporation or bylaws. The Windstream Certificate states that as long as any security of the company is registered under Section 12 of the Exchange Act, special meetings of stockholders of Windstream may be called only by a resolution of the board of directors.

The Windstream Certificate provides that as long as any security of Windstream is registered under Section 12 of the Exchange Act, no stockholder action may be taken without a meeting.

The inability of the stockholders of Windstream to take action by written consent and to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the Windstream board of directors. In addition, the inability of stockholders to call a special meeting of stockholders could make it more difficult to change Windstream’s existing board of directors and management.

Authorized but Unissued Shares

Windstream’s authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to NASDAQ Listing Rule 5635, which sets forth the circumstances under which an issuer is required to obtain approval from its stockholders prior to an issuance of securities in connection with: (1) the acquisition of the stock or assets of another company; (2) equity-based compensation of officers, directors, employees or consultants; (3) a change of control; and (4) private placements. In connection with an acquisition of the stock or assets of another company, NASDAQ Listing Rule 5635 would require stockholder approval prior to the issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the outstanding common stock or 20% or more of the voting power of the outstanding common stock before the issuance, or if any director, officer or substantial stockholder of the issuing company has a 5% or greater interest (or such persons collectively have a 10% or greater interest) in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more.

These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could render it more difficult or discourage an attempt to obtain control of Windstream by means of a proxy contest, tender offer, merger or otherwise. In addition, the authorization of undesignated preferred stock makes it possible for the Windstream board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of Windstream.

Supermajority Vote to Amend Charter and Bylaws

Under Delaware law, unless a higher vote is required in the certificate of incorporation of a corporation, an amendment to such certificate of incorporation generally may be approved by a majority of the outstanding shares entitled to vote on the proposed amendment. Notwithstanding any provision of a corporation’s certificate of incorporation to the contrary, under Delaware law, holders of a class of a corporation’s stock are entitled to vote as a class on the approval of any amendment to the corporation’s certificate of incorporation which would:

•	increase or decrease the aggregate number of authorized shares of such class (subject to certain exceptions);

•	increase or decrease the par value of the shares of such class; or

•	alter or change the powers, preferences or rights of such class so as to affect them adversely.

Under the Windstream Certificate, the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then-outstanding shares of Windstream stock eligible to be cast in the election of directors is required in order to amend, alter, change or repeal the sections of the Windstream Certificate related to the limitation of liability of directors and indemnification of directors and officers, the prohibition of stockholder action by written consent, the calling of special meetings of stockholders, the election to be covered by Section 203 of the DGCL, and the procedures required to amend the Windstream Certificate.

Under the Windstream Certificate, the board of directors is expressly authorized to amend, alter, change or repeal Windstream’s bylaws. The stockholders also have the ability to amend, alter, change or repeal Windstream’s bylaws by the affirmative vote of a majority of the then outstanding shares entitled to vote, except that a two-thirds vote is required for the stockholders to amend sections of Windstream’s bylaws related to bringing matters before an annual stockholder meeting, nominating and electing directors and filling vacancies on the board, and the procedures required to amend Windstream’s bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for the Windstream common stock is Computershare Investor Services, LLC.

Certificate of Incorporation of Merger Sub

The certificate of incorporation of Merger Sub provides that (1) Merger Sub may engage in any lawful act or activity for which a corporation may be formed under the DGCL; (2) Merger Sub may issue up to 1,000 shares of common stock, par value $.01 per share; (3) the business and affairs of Merger Sub shall be managed by or under the direction of a board of directors; (4) to the fullest extent permitted by the DGCL, the directors of Merger Sub shall not be liable for monetary damages for breaches of fiduciary duty; (5) the directors and officers of Merger Sub shall be indemnified to the fullest extent permitted by applicable law; and (6) meetings of the stockholders of Merger Sub may be held within or without the State of Delaware.

Because the stockholders of PAETEC will be receiving common stock of Windstream, and not of Merger Sub, in connection with the merger, the former stockholders of PAETEC will not hold a direct equity interest in Merger Sub after completion of the merger. Accordingly, PAETEC stockholders are urged to review the provisions above under “Description of Windstream Capital Stock” and below under “Comparison of Rights of Common Stockholders of Windstream and Common Stockholders of PAETEC” for a description of their rights as holders of Windstream common stock after completion of the merger.

COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF WINDSTREAM AND

COMMON STOCKHOLDERS OF PAETEC

Windstream and PAETEC are both Delaware corporations subject to the provisions of the DGCL. PAETEC stockholders’ rights are currently governed by the PAETEC restated certificate of incorporation and the PAETEC amended and restated bylaws. If the merger is completed, PAETEC stockholders will become stockholders of Windstream, and their rights will continue to be governed by the DGCL, but also will be governed by the Windstream Certificate and the Windstream bylaws. The following description summarizes the material differences that may affect the rights of Windstream stockholders and PAETEC stockholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the Windstream Certificate, the Windstream bylaws, the PAETEC certificate of incorporation and the PAETEC bylaws. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information” beginning on page 203.

Capitalization

Windstream

Windstream’s authorized capital stock is described under “Description of Windstream Capital Stock.”

PAETEC

PAETEC’s authorized capital stock consists of (1) 300,000,000 shares of common stock, par value $0.01 per share, and (2) 20,000,000 shares of preferred stock, par value $0.01 per share. On the close of business on                     , 2011, approximately                  shares of PAETEC common stock were issued and outstanding, and no shares of PAETEC preferred stock were issued and outstanding.

Under the PAETEC certificate of incorporation, PAETEC’s board of directors has the authority, without further action by PAETEC stockholders, to issue up to 20,000,000 shares of PAETEC preferred stock in one or more series and to fix the voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations, and restrictions of each such series, including, but not limited to, dividend rights, liquidation preferences, conversion privileges and redemption rights.

Number, Election, Vacancy and Removal of Directors

Windstream

The Windstream bylaws provide that the total number of Windstream directors will be not less than three and not more than fifteen, as fixed by the board of directors of Windstream from time to time. Windstream currently has nine directors, all of whom are elected annually.

Nominations of persons for election to the Windstream board of directors may be made at a meeting of stockholders by or at the direction of the board of directors. In addition, any stockholder may nominate persons for election to the Windstream board of directors by giving timely notice to Windstream’s Secretary. Windstream’s bylaws provide that directors will be elected at a stockholders’ meeting by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote; however, pursuant to current Windstream policy, directors in uncontested elections are elected by a majority of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote, while the plurality standard set forth in the bylaws applies to contested elections.

Any vacancy on the Windstream board of directors that results from an increase in the number of directors may be filled by the majority vote of the directors then in office as long as a quorum is present. Any other vacancy may be filled by a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director.

Any or all directors may be removed, with or without cause, by the affirmative vote of at least a majority of the total voting power of Windstream’s outstanding voting securities entitled to vote generally in the election of directors.

PAETEC

PAETEC’s certificate of incorporation provides that the total number of PAETEC directors will be not less than four and not more than fifteen, as fixed by the board of directors of PAETEC from time to time. PAETEC currently has ten directors. The board of directors of PAETEC is divided into three classes, with approximately one-third of the directors standing for election each year for three-year terms.

Nominations of persons for election to the PAETEC board of directors may be made at any meeting of stockholders by the board of directors. In addition, a stockholder may nominate persons for election to the PAETEC board of directors by giving timely notice to PAETEC’s Secretary. Directors are elected at a stockholders’ meeting by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.

Any vacancy on the PAETEC board of directors that results from an increase in the number of directors may be filled by the majority vote of the directors then in office as long as a quorum is present. Any other vacancy may be filled by a majority of the board of directors then in office, even if less than a quorum.

A director may be removed with cause upon the affirmative vote of at least a majority of the total voting power of PAETEC’s outstanding voting securities entitled to vote generally in the election of directors.

Amendments to Charter Documents

Windstream

Under the DGCL, a proposed amendment to a corporation’s certificate of incorporation requires approval by its board of directors and adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment. The Windstream Certificate provides that the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then-outstanding shares of Windstream eligible to be cast in the election of directors is required in order to amend, alter, change or repeal the sections of the Windstream Certificate related to the limitation of liability of directors and indemnification of directors and officers, the prohibition of stockholder action by written consent, the calling of special meetings of stockholders, the election to be covered by the DGCL Section 203, and the procedures required to amend the Windstream Certificate.

PAETEC

The PAETEC certificate of incorporation does not include any provisions for a supermajority vote by stockholders. Accordingly, a proposed amendment to PAETEC’s certificate of incorporation requires approval by its board of directors and the approval by an affirmative vote of the holders of a majority of the outstanding stock of each class entitled to vote as a class on the amendment.

The PAETEC certificate of incorporation provides that, except as may otherwise be required by law, the holders of PAETEC common stock are not entitled to vote on any amendment to the PAETEC certificate of incorporation, including any certificate of designation relating to any series of PAETEC preferred stock, that relates solely to the terms of one or more outstanding series of PAETEC preferred stock if the holders of the affected series are entitled, either voting separately or together with the holders of one or more other such series, to vote on the amendment pursuant to the PAETEC certificate of incorporation, including any certificate of designation relating to any series of PAETEC preferred stock, or pursuant to the DGCL.

Amendments to Bylaws

Windstream

Under the Windstream Certificate, the board of directors is expressly authorized to amend, alter, change or repeal the Windstream bylaws. The stockholders also have the ability to amend, alter, change or repeal the Windstream bylaws by the affirmative vote of a majority of the outstanding shares, except that a two-thirds vote is required for the stockholders to amend the bylaws sections related to bringing matters before an annual stockholder meeting, nominating and electing directors and filling vacancies on the board of directors, and the procedures required to amend the Windstream bylaws.

PAETEC

Under PAETEC’s certificate of incorporation, the board of directors is expressly authorized to alter, amend or repeal the PAETEC bylaws or to make new bylaws. The stockholders also have the ability to alter, amend or repeal the PAETEC bylaws or to make new bylaws by the affirmative vote of the holders of a majority in voting power of PAETEC’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class. No bylaws adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such bylaws had not been adopted.

Stockholder Action by Written Consent

Windstream

Under the DGCL, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon the written consent of stockholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted unless such action by written consent is prohibited by the certificate of incorporation.

The Windstream Certificate states that action by written consent in lieu of a meeting of the stockholders is prohibited.

PAETEC

The PAETEC certificate of incorporation states that, except as otherwise provided with respect to the rights of holders of any series of preferred stock, action by written consent in lieu of a meeting of the stockholders is prohibited, unless the action to be effected by written consent of stockholders and the taking of such action by written consent have expressly been approved in advance by the board of directors.

Notice of Stockholder Actions

Windstream

The DGCL and the Windstream bylaws provide that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting. The Windstream bylaws further provide that the only matters that may be considered and acted upon at an annual meeting of stockholders are those matters brought before the meeting:

•	through the notice of meeting;

•	by the board of directors of Windstream; or

•	by a stockholder of record entitled to vote at such meeting.

Generally, the Windstream bylaws require a stockholder who intends to bring matters before an annual meeting to provide advance notice of such intended action not less than 90 days nor more than 120 days prior to the first anniversary of the prior year’s annual meeting of stockholders. The notice must contain, among other things, a brief description of the business desired to be brought before the meeting, the reason for conducting such business and any material interest of the stockholder and any person associated with the stockholder, individually or in the aggregate, in such business. The person presiding at the meeting will have the discretion to determine whether any item of business proposed by a stockholder was properly brought before such meeting.

PAETEC

The provisions of PAETEC’s bylaws relating to notice of stockholder actions are substantially consistent with the provisions of Windstream’s bylaws summarized above. The advance notice provisions of PAETEC’s bylaws apply to special meetings as well as annual meetings.

Special Stockholder Meetings

Windstream

Under the Windstream bylaws, a special meeting of the stockholders may only be called by resolution of a majority of the board of directors.

PAETEC

Under the PAETEC bylaws, a special meeting of stockholders may be called at any time by a majority of the authorized number of directors of PAETEC, the chairman of the board of directors, or the chief executive officer.

Limitation of Personal Liability and Indemnification of Directors and Officers

Windstream

The Windstream Certificate requires the corporation to indemnify its directors and officers to the fullest extent permitted by the DGCL. Under the DGCL, a corporation may indemnify any directors, officers, employees and agents of the corporation against liabilities and expenses actually and reasonably incurred by such person in connection with any proceeding involving such person by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

The Windstream Certificate provides that, to the fullest extent permitted by the DGCL, a director will not be personally liable to Windstream or to its stockholders for monetary damages for a breach of fiduciary duty as a director.

PAETEC

PAETEC’s bylaws require the corporation to indemnify its directors and officers to the fullest extent permitted by the DGCL.

The PAETEC certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director will not be personally liable to PAETEC or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to PAETEC or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

Dividends

General

Under the DGCL, dividends may be declared by the board of directors and paid out of surplus, and, if no surplus is available, out of any net profits for the then current fiscal year or the preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation of a corporation.

Windstream

The Windstream bylaws provide that the board of directors of Windstream may declare dividends on its outstanding shares in accordance with the DGCL and the Windstream Certificate.

PAETEC

The PAETEC certificate of incorporation and bylaws do not expressly address the ability of PAETEC to declare and pay dividends, except that during the time at which any series of PAETEC preferred stock is outstanding, if the terms of the series so provide, no dividends may be declared or paid by PAETEC’s board of directors on PAETEC common stock, unless dividends on all outstanding shares of the applicable series of PAETEC preferred stock for the current and all past dividend periods have been declared and paid or provision has been made for the payment of those dividends.

Dividend Practices

Windstream

Windstream’s board of directors has adopted a current dividend practice for the payment of quarterly cash dividends at a rate of $0.25 per share of Windstream’s common stock. This practice can be changed at any time at the discretion of Windstream’s board of directors and Windstream’s common stockholders have no contractual or other legal right to dividends.

PAETEC

PAETEC historically has not declared and paid regular dividends to its stockholders.

Conversion Rights

Windstream

Holders of Windstream common stock have no rights to convert their shares into any other securities.

PAETEC

Holders of PAETEC common stock have no rights to convert their shares into any other securities.

Voting Rights; Required Vote for Authorization of Certain Actions

Windstream

General. Each holder of Windstream common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

Merger or Consolidation. Under the DGCL, the consummation of a merger or consolidation requires the approval of the board of directors of the corporation which desires to merge or consolidate and requires that the agreement and plan of merger be adopted by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote thereon at an annual or special meeting for the purpose of acting on the agreement. However, no such approval and vote are required if such corporation is the surviving corporation and:

•	such corporation’s certificate of incorporation is not amended;

•

the stockholders of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•

either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger.

Asset Sale. Under the DGCL, a sale of all or substantially all of a corporation’s assets requires the approval of such corporation’s board of directors and the affirmative vote of the holders of a majority of the outstanding stock of the corporation entitled to vote thereon.

Business Combinations. As discussed in more detail above under “Description of Windstream Capital Stock—Anti-Takeover Effects of the Delaware General Corporation Law and Windstream’s Certificate of Incorporation and Bylaws” beginning on page 137, Windstream is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder.

PAETEC

The voting rights of PAETEC stockholders and the application to PAETEC of the provisions of the DGCL applicable to mergers or consolidations, asset sales and business combinations are substantially similar to those discussed above with respect to Windstream.

Appraisal Rights

General

Under the DGCL, stockholders have the right to dissent from any plan of merger or consolidation to which the corporation is a party, and to demand payment for the fair value of their shares. However, unless the certificate of incorporation otherwise provides, the DGCL states that stockholders do not have a right to dissent from any plan of merger or consolidation with respect to shares:

•	listed on a national securities exchange or held of record by more than 2,000 holders; and

•

for which, pursuant to the plan of merger or consolidation, stockholders will receive only (1) shares or depository receipts of another corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders, (2) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (3) cash for fractional shares or (4) any combination of (1) – (3).

In addition, the DGCL provides that, unless the certificate of incorporation provides otherwise, stockholders of a surviving corporation do not have the right to dissent from a plan of merger if the merger did not require for its approval the vote of the stockholders.

Windstream

The Windstream Certificate and Windstream bylaws have no provisions with respect to appraisal rights.

PAETEC

PAETEC’s certificate of incorporation and bylaws have no provisions with respect to appraisal rights.

Right to Receive Stock Certificate

Windstream

Windstream’s stockholders do not have the right to receive certificates representing the shares of the capital stock of Windstream they own. To the fullest extent permitted by applicable Delaware law, shares of Windstream common stock are uncertificated and transfers of Windstream common stock are reflected by book entry.

PAETEC

Under PAETEC’s bylaws, the board of directors of PAETEC may provide, and has provided, by resolution that some or all of any or all classes of PAETEC’s stock may be uncertificated. Every holder of shares that are represented by certificates has the right to receive certificates representing such shares.

INFORMATION ABOUT PAETEC

The information provided under “Information About PAETEC” reflects certain information set forth in PAETEC’s Annual Report on Form 10-K for the year ended December 31, 2010 and PAETEC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and has not been updated to reflect subsequent developments. Unless otherwise indicated or required by the context, references to “PAETEC” mean PAETEC Holding Corp. and its consolidated subsidiaries as of the date of such reference, and references to “PAETEC Holding” mean PAETEC Holding Corp. and none of its subsidiaries.

PAETEC’s Business

PAETEC is a competitive broadband communications services and solutions provider guided by the principle that delivering superior customer service is the key to competing successfully with other communications services providers. PAETEC’s primary business is providing business end-user customers in metropolitan areas with a package of integrated broadband communications services that encompasses data services, including Internet access services and virtual private network services, and voice services, including local telephone services and domestic and international long distance services. As of June 30, 2011, PAETEC provided services in 48 states and the District of Columbia for approximately 53,000 business customers in a service area encompassing 86 of the top 100 metropolitan statistical areas.

PAETEC maintains a corporate Internet web site at www.paetec.com. PAETEC makes available free of charge through its web site its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after it electronically files or furnishes the reports with the SEC. The contents of PAETEC’s website are not a part of this proxy statement/prospectus.

Overview

PAETEC provides a range of broadband data and voice “network services” on a retail basis primarily to business customers. In addition, PAETEC has an existing base of residential customers and expects to continue to expand that base as a result of its acquisition of Cavalier Telephone Corporation (“Cavalier”) in December 2010. PAETEC’s provision of network services to residential customers is not a central part of its business.

PAETEC also offers a range of data and voice “carrier services” on a wholesale basis to other communications companies and to larger-scale purchasers of network capacity.

PAETEC complements its offering of its network and carrier services with sales to its business customers of “integrated solutions,” including data center solutions, software applications, network integration services, managed services, energy services and communications equipment. PAETEC also offers these integrated services on a stand-alone basis to its business customers. PAETEC’s sales and marketing initiatives focus on bundling its network services and integrated solutions for sale to its customers. PAETEC believes this bundling adds value for its customers and increases its share of its customers’ expenditures on broadband communications services.

As of June 30, 2011, PAETEC delivered its communications services in 48 states and the District of Columbia, had broadband network and facilities spanning approximately 36,800 route miles and operated 166 switching facilities that provide traditional voice and Internet Protocol (“IP”) capabilities.

PAETEC has designed its network, developed its back office systems and trained its employees and sales agents to support a broad line of services. PAETEC believes that its ability to bundle a package of value-added communications services enables it to build customer loyalty, increase the penetration of its existing markets and facilitate its entry into additional markets.

Network Services

PAETEC offers a range of broadband network services and solutions to its retail end-user customers, encompassing both data services, including Internet access services and virtual private network services, and voice services, including local telephone services and domestic and international long distance services. PAETEC derived approximately 76.7% of its total revenue for 2010 from its network services.

Data Services. PAETEC offers its customers the following broadband Internet connectivity and other data services:

•

High-speed dedicated Internet access services. PAETEC offers integrated voice and broadband Internet access over a single digital transmission line. With this service, PAETEC’s customers are able to obtain voice and broadband Internet access services at competitive prices from a single source. PAETEC also offers its high-volume broadband Internet access customers a specialized Internet access service that provides very high speed Internet access.

•

Virtual private network services. Virtual private networks (“VPNs”) are networks that are typically leased and that link multiple customer locations by using computer software to dedicate circuits solely for the customer’s use, instead of building a physical circuit to each customer location. PAETEC offers VPN services to businesses seeking a cost-effective means of creating their own secure networks for communicating and conducting business with their employees, customers and suppliers. PAETEC offers its VPN services primarily utilizing multi-protocol label switching (“MPLS”).

•

Internet security services. To supplement its Internet and MPLS VPN data access services, PAETEC offers data encryption services and electronic message screening services on a resale basis to customers that seek to minimize security issues associated with direct Internet access.

Voice Services. PAETEC offers its customers the following local, long distance and other voice services:

•

Local telephone services. PAETEC’s local telephone service offering provides basic local dial tone service, as well as additional services, such as directory assistance, call forwarding and call hunting. PAETEC is certified to offer local telephone services in 48 states and the District of Columbia.

•

Long distance services. PAETEC offers a range of switched and dedicated long distance services to customers connected to its network. These include services that originate and terminate within the same local transport area and in different local transport areas, international services, 1+ outbound services and inbound toll-free services. PAETEC also offers ancillary long distance services, such as audio and web conferencing services. In those instances in which PAETEC is not able to connect a customer to its network, the company resells the long distance services of other communications carriers. PAETEC generally sells its long distance services as part of a bundle that includes one or more of its local services offerings, its other network services offerings and/or its integrated solutions offerings.

Access Services. In addition to services it provides to its retail end-user customers, PAETEC offers switched and dedicated access services that other communications providers use when they originate or terminate long distance calls to or from PAETEC’s retail end-user customers. PAETEC also provides access services to other local exchange carriers when it terminates local calls made by the customers of other local carriers.

Related Services. PAETEC offers its customers in some regions the following additional services that relate to its core business:

•

IP traffic classification. PAETEC’s service management tools enable customers to classify their IP traffic into tiers for voice, video conferencing, enterprise data and Internet traffic. These tools permit some types of traffic to be prioritized to ensure higher quality during transmission and delivery.

•

Network storage. PAETEC’s VPN services provide the company’s customers with the ability to store and share files on network-based storage devices. Customers can access their files remotely or via their VPN connection and establish unique privileges on all shared files.

•

PC back-up. PAETEC provides its virtual private network customers with the application-based ability to back up their workstations to PAETEC’s network-based storage devices, as well as to restore backed-up files that otherwise might be lost or damaged.

Virtual NXX. PAETEC offers its business customers a remote office feature, known as “virtual NXX,” that enables them to place from any location calls that appear to be originating from their offices, as well as a simultaneous ring feature that provides customers with the ability to have their calls ring at multiple locations, affording customers greater flexibility than traditional call forwarding.

Carrier Services

PAETEC supplements the network services it provides to end users on a retail basis with its wholesale offering of voice and data carrier services to other communications providers and to larger-scale purchasers of network capacity. PAETEC’s carrier services customers include communications companies that resell PAETEC’s local and long distance services, interactive voice response providers, Voice over Internet Protocol (“VoIP”) providers, other competitive carriers such as PAETEC, wireless service providers, web services providers and Internet service providers. PAETEC derived approximately 16.2% of its total revenue for 2010 from its carrier services.

PAETEC offers the following services to some or all of its carrier customers:

•	dedicated local services, including primary rate interface (“PRI”) services, that provide high capacity local service for carrier access services, such as dial-up Internet access and VoIP services;

•	local voice and related enabling services, such as digital loop carrier services and local switching services;

•	long distance network services;

•	origination, including toll-free origination, for competitive local providers and other carriers;

•	end-user MPLS aggregation services that provide secure IP communications connections between carrier end users and single or multiple network points of presence (“POPs”) of the carrier;

•	private line services to allow customers to enhance their network and/or to provide bandwidth to their end users;

•	local access to Internet service providers;

•	high-speed Internet connectivity for Internet service providers and web services applications;

•	Internet transit services that provide global routing;

•

physical fiber circuitry without electronics, sometimes referred to as “dark fiber,” enabling the customer to “light,” or activate, fiber circuitry for purposes of providing bandwidth services to their end users; and

•	collocation services in which the customer’s equipment is installed in PAETEC’s network equipment centers.

The majority of PAETEC’s carrier services revenue is generated from terminating and originating communications traffic to and from end-user customers on the PAETEC network that is sent to and from these end users by other communications companies. PAETEC historically has generated the majority of these revenues by terminating and originating traditional long distance services. Through its centralized network equipment centers, PAETEC provides its regional customers with the flexibility to extend their coverage areas without extending their operational centers or investing in additional personnel.

Integrated Solutions

PAETEC also offers a variety of customized services that help network and carrier services customers build and operate their own data and voice networks. Sales of these offerings can follow or often result in subsequent sales of one or more of PAETEC’s network or carrier services. These customized services enhance customer retention and frequently represent a decisive factor for customers that choose PAETEC over its competitors for the provision of network services. PAETEC derived approximately 7.1% of its total revenue for 2010 from its integrated solutions.

Data Center Solutions. As of June 30, 2011, PAETEC operated seven data centers in the United States, four of which were deployed during 2010 or early 2011 and one of which was acquired as part of the Cavalier transaction. At each of these facilities, PAETEC provides a highly secure, protected and environmentally controlled location for PAETEC’s customers to maintain their critical data, server operating applications and network and communications assets. These data centers, which are accessible 24 hours a day, seven days a week, also are utilized by PAETEC to provide managed cloud computing and virtual services, such as virtual hosting and data storage, to PAETEC customers.

Applications Services. PAETEC’s Pinnacle software product provides customers with many of the network management and cost allocation capabilities of a telecommunications carrier. Customers using PAETEC’s software are able to perform rate inquiries, initiate trouble ticketing, track work orders and perform other tasks associated with maintaining a large scale internal telecommunications network. In addition, Pinnacle software customers can track and allocate the costs of voice, data and other communications charges at the individual, departmental and general ledger levels. Customers can license the software or utilize the functionality through a managed solution hosted by PAETEC in one of its data centers. PAETEC’s target market segment for the Pinnacle software products includes institutions with large internal telecommunications networks, such as Fortune 1,000 companies, universities and government agencies.

Network Design and Implementation. PAETEC offers design, installation and maintenance services for networks, including local and wide area networks, located on the customers’ premises.

Energy Services. PAETEC sells electricity to business and residential customers, primarily in certain geographic regions in New York state, as a competitive electricity supplier.

Customer Premise Equipment Sales, Installation and Management Services. PAETEC sells and installs equipment located on its customers’ premises. This equipment, including products from Avaya and Cisco, historically has included private branch exchanges, local area networks and servers and routers. Through its Allworx Corp. subsidiary, PAETEC develops and sells complete phone and network systems and provides software and digital hardware engineering services specifically designed to benefit small and medium-sized businesses. In addition, to complement its own work force, PAETEC establishes relationships with local equipment installation companies to sell and install equipment that PAETEC does not sell directly.

Network Architecture and Deployment

Overview. PAETEC has developed, installed and continues to invest in a flexible network that facilitates delivery of its data and voice services. As of June 30, 2011, to deploy its network, PAETEC employed:

•	a facilities-based network pursuant to which PAETEC owns approximately 36,800 route miles of fiber in portions of 39 states and the District of Columbia; and

•	a cost-effective strategy of combining telephone and data transmission lines that it leases with other electronic network components that it owns and operates.

This network deployment strategy has allowed PAETEC to enter new markets relatively rapidly and to offer its customers flexible technological solutions tailored to their specific needs. PAETEC believes that this network deployment strategy also will facilitate the company’s adoption and delivery of new technologies.

“Last Mile” Connections. PAETEC connects its customers to its network by leasing “special access” digital T1 transmission lines, unbundled network element (“UNE”) high capacity loops, which are referred to as “UNE digital T1,” as well as mid-bandwidth (3-20Mb) and high-bandwidth (20Mb+) Ethernet access links. All of these types of access lines provide a dedicated connection between customer locations and PAETEC switches. PAETEC has obtained the majority of these leased digital transmission lines from the major incumbent local exchange carriers such as AT&T Inc., Verizon Communications Inc., Qwest Corporation and CenturyLink, Inc. PAETEC also has relationships with providers to supply alternative types of last mile connectivity to certain locations. PAETEC’s strategy historically has been to improve reliability through alternative network paths by forming relationships with multiple providers of last mile access to locations where alternative last mile facilities are available, as well as to lower its costs through competitive procurement. PAETEC is able to provide direct access to a limited number of buildings using its own last mile facilities. The PAETEC-owned facilities are capable of providing up to 1Gigabit of Ethernet managed services to the customers located in those buildings, as well as services via digital system cross-connect frame (“DSX”), and very high capacity optical carrier (“OC-n”) lines. In certain geographic areas, PAETEC also can provide direct wireless last mile access using a variety of speeds over wireless spectrum at the DSX, OC-n, or Ethernet levels of 10, 100 or 1,000 megabits per second.

Packet Technology. PAETEC’s network infrastructure and operations support systems enable it to control the types of services that it offers, how these services are packaged and how they are integrated to serve customers. Through its installation of IP routers at its switch sites, PAETEC has broadly deployed packet-based technology across its service area as it migrates from traditional circuit-switching technology. Circuit switch-based systems, which historically have dominated the public telephone network, establish a dedicated channel for each communication, such as a telephone call for voice or fax, maintain the channel for the duration of the call, and disconnect the channel at the conclusion of the call. Packet-switched systems format the information to be transmitted into a series of shorter digital messages called “packets.” Each packet consists of a portion of the complete message plus the addressing information to identify the destination and return address. Unlike circuit-switching, packet-switching does not require a single dedicated channel between communication points. This type of communication between sender and receiver is considered connectionless, rather than circuit -based. Traffic over the Internet, which is a connectionless network, uses packet-switching technology. PAETEC believes that a transition to combining the delivery of PAETEC data and voice services over a converged packet-based network enables it to streamline the delivery of core communications services to its customer base in a more flexible manner than circuit-switching technology has permitted, to deliver a new generation of product offerings, and to leverage its network assets more effectively and efficiently.

Network Infrastructure and Backbone Network. PAETEC’s network “backbone” enables it to offer high-quality broadband Internet access and VPN services. This backbone consists of high-capacity fiber optic facilities that allow PAETEC to transport traffic between points on its network in portions of 39 states and the District of Columbia. As of June 30, 2011, PAETEC’s fiber backbone network spanned approximately 26,100 intercity and 10,700 metropolitan local route miles and encompassed approximately 1,577,000 intercity backbone fiber miles and 746,000 fiber miles of metropolitan local fiber optic cable. PAETEC primarily leases these facilities between locations where it does not operate its fiber network. The packet-switching portion of PAETEC’s backbone is based on Internet Protocol, which is a broadly deployed standards-based protocol that allows unrelated computer networks to exchange data and is the technological basis of the Internet. IP technology has enabled PAETEC to accelerate network traffic flow and has made it easier and less costly for PAETEC to manage its network. This technology generally makes more of the network capacity available for revenue-generating customer traffic. PAETEC’s infrastructure is intended to provide a network switching presence closer to the customer to reduce access mileage and switching costs, and to allow the company to expand its network rapidly to meet customer demand. The regional design also is intended to enhance service reliability and allow PAETEC to improve quality and performance.

Collocations. As of June 30, 2011, PAETEC had approximately 1,100 collocations, enabling it to access lower-cost special access digital T1 lines and UNE digital T1 lines from within the central offices of regional Bell operating companies (“RBOCs”) to connect to customer locations in local service areas using shorter access loops. In addition, PAETEC can serve outlying areas of its markets where it does not have collocations by using enhanced extended loops (“EELs”) or special access T1 lines to connect more remote customer locations to its network.

Geographic Markets

As of June 30, 2011, PAETEC provided service in 86 of the top 100 metropolitan statistical areas and operated 166 switches.

Sales and Marketing

Network Services Sales Strategy. PAETEC targets business customers that it believes can benefit from the company’s value-added services. PAETEC pursues a decentralized sales strategy, which affords its sales representatives substantial flexibility to negotiate the pricing and other terms of its customer agreements for medium-sized and large businesses, subject to meeting specified revenue and profitability requirements. For this strategy to succeed, PAETEC must be able to attract, train, motivate and retain skilled sales professionals. PAETEC seeks to recruit sales representatives with experience working for other communications providers, telecommunications equipment manufacturers and network systems integrators in the company’s existing and target markets. PAETEC then augments that experience with an internal training program and software tools that provide its sales representatives with the information they need to negotiate profitable customer contracts.

Sales of network services in each of the markets in which PAETEC provides such services to medium-sized and large businesses is led by PAETEC’s President of National Sales and Service, who is responsible for the acquisition and retention of all network services accounts and who reports directly to PAETEC’s Chief Executive Officer. Network sales teams are divided into four geographic regions, with a regional sales president responsible for managing all direct sales, agent sales, account development, network design and service engineering in the assigned region. Each sales team generally includes branch sales managers, account managers, sales representatives, sales engineers and field technicians. PAETEC’s sales teams use a variety of methods to qualify leads and schedule initial appointments, including developing relationships with local industry associations and obtaining customer referrals. PAETEC believes this regionalized sales structure allows the company to maintain personalized customer service across its national operations.

PAETEC’s sales representatives generally make the initial customer contacts and sales. After the initial sale, PAETEC provides follow-up support and the sale of additional services, based on the size of the customer account, either through an account manager assigned to the customer or as part of the customer service organization. PAETEC also provides the local sales offices with technical resources to support the sales force and to coordinate switching the customer to PAETEC service. PAETEC’s service agreements with new customers generally have a fixed period initial term (averaging approximately 36 months as of June 30, 2011) and a specified volume commitment, which is typically measured on a monthly basis. The service agreement may be terminated by the customer at any time following a specified notice period and upon payment of a termination fee. Following expiration of the initial term, PAETEC seeks to enter into a new term agreement with the customer. If a new agreement is not reached, the initial agreement will continue either on a term or monthly basis. Some of PAETEC’s integrated solutions agreements have initial terms of up to five years.

PAETEC’s network services sales force uses proprietary software tools to allow the sales force to create a customized solution for each prospective customer and to conduct profitability and pricing analysis for use in preparing proposals. This procedure serves to ensure that PAETEC maintains its focus on obtaining customers that meet internal profitability standards, while illustrating the potential benefits that a customer may realize by using a broader bundle of services. The focus of the software tool is to afford PAETEC’s network services sales representatives maximum flexibility in pricing individual services so long as each bundled sale is profitable. In addition, through its “Equipment for Services” program, PAETEC offers flexible options for the customer to finance its purchases of hardware and software by including those charges on the network bill. Thus, PAETEC’s sales representatives can customize their sales approach to the unique requirements, budgetary constraints, and price sensitivities of each customer. PAETEC believes that this pricing flexibility provides its sales force with a competitive advantage over the sales efforts of many other telecommunications carriers and allows the company to position itself as a flexible and responsive service provider at the initial point of contact with customers.

Network Services Sales Force. As of June 30, 2011, approximately 1,400 of PAETEC’s employees were dedicated to developing and supporting its direct sales and marketing activities. As of the same date, PAETEC maintained a total of 105 sales offices in 37 states and the District of Columbia. Each sales office is generally staffed with at least one sales manager, who has primary responsibility for the results of that office. PAETEC uses its sales offices not only to target businesses and other customers operating within its markets, but also to solicit and service national accounts. To increase operating efficiency, some of its sales offices support the sales teams for multiple markets.

PAETEC requires each new member of its direct sales force to participate in an initial in-house training program, which includes seminars, on-the-job training and direct one-on-one supervision by experienced sales personnel. PAETEC also requires members of its direct sales force to participate in an ongoing training program designed to enhance their knowledge of the communications industry, the company’s services and the needs of its targeted customers. PAETEC seeks to motivate its direct sales force with a total compensation program that includes base salary, a cash commissions plan, and eligibility to participate in PAETEC’s long-term equity plan. The PAETEC sales commission program is primarily designed to reward the addition of new profitable customers and the sale of additional products and services to existing customers. The commission program also includes an element for some sales personnel that is designed to promote account retention and minimize customer turnover.

The efforts of PAETEC’s direct sales force are complemented by marketing activities conducted by independent sales agents. PAETEC seeks to select sales agencies that are well known to medium-sized and large businesses and institutions in their markets, and trains its sales agents on how to retain and develop the customer accounts they introduce to the company. For 2010, customers referred to PAETEC by its sales agents generated approximately 33.7% of the company’s network services revenue. As of June 30, 2011, approximately 150 of its employees were dedicated to developing and supporting its agent program.

In early 2011, PAETEC established sales divisions separate from its regional sales structure to sell and market services to small business and residential customers as well as to sell and market to national accounts.

Carrier Services Sales Strategy. Carrier services sales in each of the markets in which PAETEC provides such services are led by PAETEC’s Senior Vice President of Wholesale Services, who is responsible for the acquisition and retention of all carrier services accounts and who reports directly to PAETEC’s Chief Executive Officer. Initial sales are made through national account managers located in various sales offices throughout the company’s markets. Sales support is provided through carrier sales account managers and sales engineers. As of June 30, 2011, approximately 60 of PAETEC’s employees were dedicated to developing and supporting its carrier services sales organization.

Customer Service. PAETEC believes that customer service is a critical element in attracting and retaining customers in the communications industry. PAETEC has designed its customer service strategy to allow it to meet its customer needs rapidly and efficiently. PAETEC operates customer service centers in Cedar Rapids, Iowa, Rochester, New York and Palm Harbor, Florida and also outsources some support functions with respect to residential and small business customers to a third-party service provider. Functions handled by the customer service operations include billing questions, order inquiries and changes to services. As of June 30, 2011, PAETEC operated network operations centers (“NOCs”) in Rochester, New York, Charlotte, North Carolina and Richmond,

Virginia. PAETEC also operates a NOC with a network health center in Cedar Rapids, Iowa. The functions handled by the NOC portion of the Cedar Rapids facility will be transferred to the Rochester network operations center before the end of 2011. The network health center, which is responsible for monitoring the nationwide PAETEC network 24 hours a day, seven days a week, will remain in Cedar Rapids. The NOCs and the network health center are staffed by skilled technicians who complete a certification program to advance through four levels of proficiency. The network operations center staff evaluates any out-of-service or service affecting condition and directs remedial action to be implemented by PAETEC’s technical personnel or, where appropriate, its equipment vendors or external service providers. In addition, the network operations center staff maintains contact with the customer and prepares reports documenting the service issue and any corrective action taken.

Marketing. In its markets, PAETEC seeks to position the company as the high-quality alternative for communications services by offering network reliability, increased customer support and a broad spectrum of communications services at competitive prices. PAETEC intends to continue to build its reputation and brand identity by working closely with its customers to develop services tailored to the customer’s particular needs. PAETEC implements targeted promotional efforts that emphasize the breadth of its communications solutions and its ability to deliver a cost-effective integrated services package to its target customer base.

Customer Concentration. No single customer, or group of related customers, represented 10% or more of PAETEC’s total operating revenues for 2010, 2009 or 2008.

Back Office Systems

PAETEC believes that its information systems and procedures for operations support and other back office systems enable it to price its services competitively, to meet the needs of its customers and to interface with other carriers. PAETEC utilizes Oracle Metasolv Software as its primary operational support system and also uses the RevChain billing platform. PAETEC is continuing its integration efforts to consolidate the operational support systems and the billing systems of acquired companies, including Cavalier, with those for PAETEC.

PAETEC has developed a common sales tool that uses a combination of Oracle’s E-business suite and customized internal software. All network services sales personnel submit prospects and sales forecasts as well as generate customer proposals and contracts through this system. This sales tool enables PAETEC to have real-time, single source data on sales performance across the country. PAETEC completed its consolidated customer portal, PAETEC Online, in 2010, and continues to implement numerous customer self-service functions available via the Internet.

Acquisitions

To supplement its internal growth, PAETEC has pursued a targeted acquisition strategy that has sought acquisition candidates that fulfill one or more of the following objectives:

•	to increase its penetration of PAETEC’s existing markets;

•	to expand into new markets;

•	to augment the geographic scope of PAETEC’s network fiber-based assets, primarily in high density markets; and

•	to enhance PAETEC’s ability to sell and deliver value-added services.

PAETEC continues to seek acquisition candidates that will add customers and cash flow to its existing network services business or that will enhance its operating efficiencies by lowering access costs through the acquisition of fiber-based assets. In accordance with this strategy, PAETEC focuses its acquisition efforts on other competitive carriers, local and long distance providers, enhanced service providers, network integrators and equipment solutions providers. From time to time, PAETEC may consider selective acquisitions of the types of businesses that PAETEC believes will enhance its package of service offerings, increase its customer base and bring experienced back office, technical and customer service personnel to the company.

Subsidiary Reorganization

Following a comprehensive review of its organizational structure, PAETEC completed in March 2010 a reorganization involving some of PAETEC Holding Corp.’s direct and indirect wholly-owned subsidiaries that was designed to achieve various administrative and tax efficiencies. As of June 30, 2011, all but two of PAETEC Holding Corp.’s subsidiaries were wholly-owned, directly or indirectly, by PAETEC Corp., which in turn is a direct, wholly-owned subsidiary of PAETEC Holding Corp.

Competition

The telecommunications industry is highly competitive. PAETEC competes primarily on the basis of a flexible product solution, the availability, reliability, variety, price and quality of its service offerings, and the quality of its customer service. PAETEC’s competitors in the provision of local and long distance, Internet connectivity, and related network services include:

•	incumbent carriers such as AT&T, Verizon and CenturyLink;

•	local and long distance resellers, and other competitive carriers like PAETEC; and

•

other types of companies, including cable companies, Internet service providers, wireless carriers, satellite carriers, equipment vendors, network integration outsourcing vendors, and businesses offering long distance data and voice services using VoIP.

Incumbent Carriers. PAETEC believes that its primary competition in each of its markets will continue to be the incumbent carriers, which are the large telephone companies, such as AT&T, CenturyLink and Verizon, that historically provided local telephone service before the enactment of the Telecommunications Act of 1996. Today, these companies offer a comprehensive package of local, long distance and Internet services to their customers in direct competition with PAETEC. AT&T and Verizon, which also have wireless affiliates, are investing to upgrade their networks, which will enhance their ability to offer a range of services and compete with PAETEC.

Incumbent carriers generally have long-standing relationships with their customers, have resources substantially greater than PAETEC’s and have the potential to subsidize competitive services with revenue from a variety of other businesses. The mergers between AT&T and SBC Communications, Inc., between Verizon and MCI, Inc., between AT&T and BellSouth Corporation, and between CenturyLink and Qwest provide these carriers with significant operating efficiencies and substantial marketing, financial and technical resources. The Communications Act of 1934, as amended (the “Communications Act”), and past decisions by the Federal Communications Commission (“FCC”) and state regulatory commissions have imposed extensive obligations on the incumbent carriers to allow non-incumbent carriers such as PAETEC to interconnect with the facilities of the incumbent carriers and to obtain critical network elements, such as digital T1 transmission lines, from those carriers. The scope of such obligations, however, has been narrowed by court decisions and regulatory changes. These developments, which have resulted in increased pricing flexibility and relaxed regulatory oversight for incumbent carriers, may have a negative impact on PAETEC’s business opportunities and competitive position.

FCC decisions and policy initiatives have provided incumbent carriers with increased pricing flexibility for their private line, special access and switched access services. The FCC decisions and initiatives provide that, when an incumbent carrier demonstrates that competitors have made specified competitive inroads in providing a specified federally-regulated service in a geographic area, the incumbent carrier in that area may offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for its customers, or otherwise free itself of regulatory constraints. Legislatures and regulatory authorities in some states have adopted or are considering similar forms of deregulation. These actions could have a material adverse effect on the ability of competitive carriers, including PAETEC, to compete with the incumbent carriers.

Other Competitors. Other current and prospective competitors in the local and long distance voice and data markets include the following:

•	cable television companies;

•	Internet service providers;

•	VoIP providers;

•	wireless carriers; and

•	others, such as resellers of local and long distance telephone services, microwave carriers, service providers offering alternative access methods, and private networks built by large end users.

Cable Television Companies. Cable television companies such as Cablevision Systems Corp., Comcast Corporation, Cox Communications Inc. and Time Warner Cable Inc. have continued to deploy telecommunications and broadband Internet access services aggressively to customers on a broad scale to primarily residential and small business customers. These companies initially deployed telecommunications services using circuit-switched facilities, but, increasingly, they are using VoIP applications and other technologies to provide voice services in a less costly, more efficient manner. In addition, some of these companies resell wireless services, which potentially could lead to the creation of new bundled competitive service offerings that incorporate multimedia components of cable television and wireless broadband Internet access services at competitive rates. Some of these companies have acquired a financial interest in spectrum capable of accommodating advanced mobile wireless services, which could result in additional competitive offerings.

Internet Service Providers. Advances in digital transmission technologies have created opportunities for the transmission of voice and data services over the Internet. Broadband Internet service providers such as AT&T, Qwest, Verizon and the largest cable television companies are exploiting their market position as incumbent providers of telecommunications or cable television services to promote their broadband Internet services and related voice and data applications. If successful, these plans will increase the number of competitive providers of broadband service, which could place additional downward pressure on prices for this service.

VoIP Providers. PAETEC expects to face increasing competition from companies offering long distance data and voice services using VoIP. The emergence of these companies could present a competitive threat, principally because the regulatory classification of VoIP remains unclear. Providers of VoIP services may be able to avoid significant costs, such as the payment of switched access intercarrier compensation fees, if these regulatory classification issues are resolved in favor of VoIP providers. Such a resolution could impede PAETEC’s ability to compete against these providers on the basis of price.

Wireless Service Providers. National carriers such as AT&T Mobility, Sprint Nextel Corporation, T-Mobile USA, Inc. and Verizon Wireless, as well as smaller regional companies, provide voice services that increasingly are viewed by consumers as competitive with wireline telecommunications offerings. Strong growth in wireless usage has caused a decline in the volume of voice traffic carried by PAETEC and other wireline carriers. Cable television companies and other companies have entered into arrangements to resell or re-brand wireless services. Technological advances have allowed wireless service providers to add data transmission, Internet access services and next-generation services, such as mobile multimedia products. Recent spectrum auctions and other regulatory changes have afforded wireless service providers access to substantial additional spectrum resources that can be used for deployment of high-speed broadband wireless services. New wireless service providers could include Microsoft Corporation and Google Inc. using unlicensed white space spectrum, which is unused wireless spectrum between broadcast television channels. Additional spectrum auctions in the next few years may accelerate the deployment of wireless high-speed broadband networks and offerings. In addition, the introduction of fixed wireless applications has facilitated the creation of companies that are in the process of installing equipment and building networks that may offer the same types of services that PAETEC offers or intends to offer. A commercially successful deployment of WiMax technology, for example, would facilitate the development of similar broadband access services on a fixed and mobile basis. Some wireless service providers have long-standing relationships with customers and financial, technical, marketing and other resources substantially greater than PAETEC’s relationships and resources.

In the last few years, consolidation within the wireless industry has resulted in significant growth for the largest wireless providers. Wireless Holdings, Inc. and Sprint Nextel, together with a group of cable television operators and information technology companies, recently made major investments in Clearwire Corp. Continued consolidation within the wireless industry could further enhance the economies of scale that would improve the competitiveness of wireless service providers in the telecommunications market.

PAETEC expects that new competitors, including large computer hardware, software, media and other technology and telecommunications companies, will enter the tailored, value-added network services market, resulting in even greater competition. Some telecommunications companies and online services providers are currently offering broadband Internet access services, or have announced plans to expand these services and other network services. Other companies, including Time Warner, also have obtained or expanded their broadband Internet access products and services as a result of acquisitions. Still others, such as Google, are developing new technologies and applications, the effect of which PAETEC cannot determine at this time. These developments may permit PAETEC’s competitors to devote greater resources to the marketing of existing competitive products and services and the creation of new competitive products and services. In addition, the ability of some of PAETEC’s competitors to bundle other services and products with outsourced corporate networking services or Internet access services could place it at a competitive disadvantage.

Industry Consolidation. Consolidation of telecommunications providers has occurred with relative frequency over recent years and is expected to continue to create larger, better situated competitors that may put PAETEC at a greater competitive disadvantage. For example, the mergers between AT&T and SBC, between MCI and Verizon, and between AT&T and BellSouth increased the strength of those combined companies in the local, long distance, data and wireless markets. These mergers also decreased the competitive alternatives available to PAETEC for various network elements and services. The merger of CenturyLink and Qwest has created an incumbent local exchange carrier (“ILEC”) with a presence in 35 states. Many other incumbent and non-incumbent carriers also are expanding their facilities-based and non-facilities-based offerings in the long distance and data markets. Other competitive carriers already have established full service local operations in some of PAETEC’s current and target markets. Many competitive carriers and independent long distance service providers have been struggling financially, but PAETEC cannot accurately predict which of these carriers will be able to compete effectively against it over time. Recent consolidation activities involving telecommunications providers also have begun to blur the line between different types of competitors in a manner that may also make it more difficult for PAETEC to compete. In February 2010, Windstream acquired NuVox, Inc., a competitive local carrier that has competed with PAETEC in a variety of markets in the Southeast. In January 2011, the FCC granted approval of the assignment and transfer of control of broadcast, satellite, and other radio licenses from General Electric Company to Comcast Corporation, which allows GE and Comcast to create a joint venture involving NBC Universal, Inc. and some Comcast properties. PAETEC cannot accurately predict all of the changes that the marketplace for telecommunications services may continue to experience as a result of this consolidation trend.

Regulation

PAETEC’s services are subject to varying degrees of federal, state and local regulation. The following summary of regulatory developments and legislation does not purport to describe all current and proposed federal, state and local regulations, administrative rulemakings and legislation affecting PAETEC. Federal and state legislation and regulations governing telecommunications and related services are the subject of ongoing judicial proceedings, rulemakings and legislative initiatives that could change, in varying degrees, the manner in which the communications industry operates.

Under the Communications Act, the rules of the FCC, and comparable state laws and regulations, PAETEC and other competitive carriers are required to provide service upon reasonable request and to interconnect their networks with the networks of other carriers, and are subject to other regulatory obligations, some of which are described below. The FCC exercises jurisdiction over PAETEC’s facilities and services to the extent that they are used to provide, originate or terminate interstate or international communications services offered to the public. State regulatory commissions regulate the same facilities and services to the extent they are used to originate or terminate intrastate communications services offered to the public. In addition, as a result of the passage of the Telecommunications Act of 1996, state and federal regulators share responsibility for implementing and enforcing rules to allow new companies to compete with the local phone companies that historically have operated as monopolies.

Existing federal and state regulations are subject to amendment by federal and state administrative agencies, judicial proceedings, and legislative action that could affect, in varying degrees, the manner in which PAETEC operates. Bills intended to amend the Communications Act are introduced in Congress from time to time and their effect on PAETEC and the communications industry cannot always be predicted. Proposed legislation, if enacted, could have a significant effect on PAETEC’s business, particularly if the legislation impairs PAETEC’s ability to interconnect with incumbent carrier networks, lease portions of other carriers’ networks or resell their services at reasonable prices, or lease elements of networks of the incumbent local exchange carriers under acceptable rates, terms and conditions. PAETEC cannot predict the outcome of any ongoing legislative initiatives or administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon PAETEC specifically.

Federal Regulation

PAETEC is regulated by the FCC as a non-dominant carrier subject to minimal regulation under the Communications Act. Both the Communications Act and the FCC’s rules and policies implementing the Communications Act generally favor entry into local and other telecommunications markets by new competitors, such as PAETEC, and seek to prevent anti-competitive practices by incumbent carriers.

Licenses and Authorizations. The FCC requires all telecommunications service providers, including non-dominant carriers such as PAETEC, to maintain authorizations to provide or resell domestic long distance and international services. The FCC generally has the power to modify or terminate a carrier’s authority to provide domestic long distance or international services for failure to comply with federal laws or FCC regulations and may impose fines or other penalties for violations. In addition, the FCC maintains jurisdiction to act upon complaints filed against any telecommunications service provider for failure to comply with statutory or regulatory obligations.

Tariffs and Retail Pricing Requirements. Under the Communications Act, PAETEC is subject to the general requirement that its charges, practices and classifications for communications services must be “just and reasonable,” and that it refrain from engaging in any “unjust or unreasonable discrimination” with respect to its charges, practices or classifications. The FCC must grant its approval before any change in control of any carrier providing interstate or international services, or of any entity controlling such a carrier, and before the assignment of any authorizations held by such a carrier.

Measures Designed to Speed Competitive Entry. The Communications Act imposes a variety of duties on local telephone service providers, including PAETEC, to promote competition in the provision of local telephone services. These duties include requirements to:

•	interconnect directly or indirectly with other carriers;

•	permit resale of services;

•	permit users to retain their telephone numbers when changing carriers;

•	provide competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices; and

•	establish reciprocal compensation arrangements for the transport and termination of telecommunications.

Incumbent carriers also are subject to additional duties that facilitate local market entry by competitive carriers such as PAETEC. For example, incumbent carriers must:

•	permit competitors to collocate their equipment on the premises of the incumbent carriers at cost-based rates and on a nondiscriminatory basis;

•

allow competitors to make use of designated elements of incumbent carrier networks on an unbundled basis, and on non-discriminatory, cost-based rates, in combination with or separate from other wholesale or special access services purchased from the incumbent; and

•	offer wholesale versions of their retail telecommunications services for resale at discounted rates.

Interconnection Agreements. Incumbent carriers are required to negotiate statewide interconnection agreements in good faith with competitive carriers such as PAETEC that set forth the terms for, among other items, interconnection, collocation, intercarrier compensation, access to unbundled network elements and reselling of an incumbent carrier’s services. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by a state regulatory commission. In addition, carriers are permitted to “adopt” or “opt-in” in their entirety an existing state commission-approved interconnection agreement between an incumbent carrier and another carrier in the same state. As of June 30, 2011, PAETEC had interconnection agreements with incumbent carriers in 47 states and the District of Columbia that encompass all local exchange markets in which PAETEC currently offers local services. Each statewide interconnection agreement with an incumbent carrier allows PAETEC to enter other local exchanges served by that same incumbent in that state. Each interconnection agreement and subsequent amendments must be approved by the applicable state regulatory agency before becoming effective. Although parties may negotiate prices contained in the interconnection agreement, such statewide agreements typically incorporate prices for interconnection, collocation, intercarrier compensation and UNEs that have been established by the state regulatory agency in generic proceedings for the incumbent carrier using the FCC’s approved pricing methodology. When an interconnection agreement does not resolve a particular operational issue, PAETEC and the incumbent carrier seek resolution of those issues through informal and formal dispute processes, including commercial negotiations or arbitration.

Interconnection agreements typically have terms of three years, although the parties may mutually agree to extend or amend such agreements. If PAETEC cannot negotiate new interconnection agreements or renew its existing interconnection agreements in each state on acceptable terms, or find an acceptable interconnection agreement available for opt-in, PAETEC may invoke its ability to seek binding arbitration before state regulatory agencies. The arbitration process conducted on a state-by-state basis can be costly and time-consuming, and the results of arbitration may be unfavorable to PAETEC. If PAETEC is not able to renegotiate or enter into interconnection agreements on acceptable terms, or if it is subject to unfavorable arbitration decisions, PAETEC’s cost of doing business could increase and its ability to compete could be impeded. Moreover, PAETEC’s interconnection agreements with companies other than incumbent local exchange carriers (such as wireless and VoIP providers and other competitive carriers) are not subject to the statutory arbitration mechanism, making it potentially more difficult to reach any agreement on terms PAETEC views as acceptable.

The availability of acceptable interconnection agreements that competitive carriers such as PAETEC can opt into without incurring the expense of lengthy negotiation and arbitration with an incumbent carrier in each state has significantly declined due to industry consolidation. It is likely that competitive carriers such as PAETEC will be required to invest more resources than in the past to secure acceptable interconnection agreements, or be willing to accept less favorable terms of interconnection and access to the ILEC’s network.

In February 2011, CenturyLink and PAETEC entered into a settlement agreement which provided, in part, that PAETEC could extend the term of all existing interconnection agreements with Qwest until March 31, 2014.

Intercarrier Compensation. Interconnected carriers exchange communications traffic, and must establish the compensation arrangements for the use of their respective networks in carrying that traffic for each other. Long distance carriers compensate local exchange carriers for the origination and termination of long distance traffic through the payment of switched or dedicated access charges. Facilities-based telecommunications providers, including wireless carriers, charge other facilities-based telecommunications providers to terminate local traffic on the terminating provider’s network. These charges are known as “reciprocal compensation.” The FCC has established rules governing how much PAETEC may charge for interstate switched access and reciprocal compensation, including rules that apply to traffic bound for Internet service providers. The FCC, however, repeatedly has refused to decide whether long distance calls originated in VoIP format are subject to tariffed access charges at the terminating end of the call, resulting in significant confusion and uncertainty within the industry and divergent practices and positions. This uncertainty, combined with the steady growth of VoIP as a percentage of all telecommunications traffic, increases PAETEC’s risk on both the revenue and cost sides. Moreover, although the FCC first proposed major reforms to its intercarrier compensation scheme in 2001, it has yet to act on those or subsequent proposals. In February 2011, the FCC issued another notice of proposed rulemaking (“NPRM”) that proposes to modify the existing scheme of intercarrier compensation. PAETEC’s business could be affected by whether, when, and how the FCC acts to reform its rules in this area.

Universal Service. The FCC has established a federal universal service subsidy regime known as the Universal Service Fund (“USF”), which provides subsidies for the provision of telecommunications and information services to rural and other high-cost areas and for discounted communications services to schools and libraries. Providers of interstate telecommunications services such as PAETEC must pay assessments that fund these subsidies. The FCC currently is assessing USF contribution payments based on a percentage of each telecommunications provider’s projected interstate and international telecommunications revenue. Carriers are permitted to pass through a specified percentage of their USF contribution assessment to their customers in a manner consistent with FCC billing regulations.

In February 2011, the FCC issued a notice of proposed rulemaking to modify significantly the USF distribution to support universal access to broadband services rather than voice services. The FCC proposal includes limiting the number of carriers eligible to receive funds in a specific geographic area, and asks for comments on a variety of USF-related proposals to support the goal of making broadband access available everywhere in the country. The February 2011 NPRM did not propose changes to the existing USF contribution method, or ask for comments regarding how the contribution formula should be changed to support universal access to broadband services. The FCC, however, indicated that a goal of USF reform is to expand the pool of contributors to the USF to facilitate a reduction in the USF assessment. These and other proposals pending before the FCC related to USF reform are expected to generate considerable debate, and their outcome is not predictable. In addition, various states maintain, or are in the process of implementing, their own universal service programs.

Customer Proprietary Network Information. Federal regulations protect the privacy of some subscriber data that telecommunications carriers such as PAETEC acquire in the course of providing their services. This information is referred to as “Customer Proprietary Network Information” (“CPNI”), and includes information related to the quantity, technological configuration, type, destination and amount of use of a communications service. PAETEC must file a verified certification of compliance by March 1 of each year that affirms the existence of training and other sales and marketing processes designed to prevent improper use and unauthorized release of CPNI. A violation of these and related CPNI requirements by PAETEC could subject the company to significant fines or other regulatory penalties.

Network Element Rules. The FCC’s current unbundling rules identify some competitive conditions in terms of business line counts and fiber-based collocators at a wire center level that, if such competitive conditions are found to exist, eliminate an RBOC’s obligation to offer competitive carriers access to unbundled network elements such as UNE digital T1 or DS3 loops or high capacity transport, as well as combinations of those elements, under federal and state price regulations. Under the current unbundling rules, PAETEC is not able to obtain UNE digital T1 loops at regulated prices from RBOCs in approximately 100 wire centers serving areas. Incumbent carriers are permitted to charge just and reasonable rates for network elements in these wire centers and make them available on a deregulated commercial basis. Incumbent carriers also are permitted to designate in the future additional wire centers in which they believe competitive conditions should entitle the RBOC to limit the availability of UNE digital T1 loops, high capacity transport or both, and to make these services available only on a commercial basis.

Pending FCC Proceedings. PAETEC faces substantial uncertainties stemming from ongoing FCC proceedings related to the implementation of the statutory requirements discussed above, as well as ongoing judicial review of various FCC decisions, both of which could result in significant changes to these regulatory obligations. PAETEC cannot predict the outcome of ongoing administrative or judicial proceedings or their potential impact upon the company. The following examples illustrate the types of ongoing rule changes that could affect PAETEC’s business:

Special Access Regulatory Regime. PAETEC relies to a considerable extent on special access lines as the last mile facility to reach its customer locations. As a result, the price of special access lines must be available at a rate that allows PAETEC to price its retail offerings to meet its gross margin expectations while remaining competitively priced in the retail market. Incremental increases in prices of special access lines will exert pressure on PAETEC’s gross margins. In 2005, the FCC opened an inquiry into whether and how to reform its special access rules. In November 2009, the FCC asked interested parties to respond to several questions regarding the appropriate analytical framework for resolution of issues in its longstanding special access proposed rulemaking proceeding. Interested parties filed initial comments in January 2010 and reply comments were filed in February 2010. In November 2010, the FCC asked companies to submit voluntarily on a confidential basis detailed network data such as fiber maps, lit buildings, collocations, and switch sites. On July 15, 2011, a group of nine organizations and companies filed a petition for writ of mandamus in a federal appellate court asking the court to require the FCC to conclude the rulemaking on special access reform. At this time, PAETEC cannot predict whether the appellate court will act on the mandamus petition, or when the FCC will issue a decision regarding special access prices or how any such decision will affect its business.

TELRIC Proceeding. A proceeding was initiated at the FCC in 2003 to examine the current rules governing the methodology by which state regulatory authorities set wholesale prices for UNEs, including UNE digital T1 loops, and for collocation, interconnection and intercarrier compensation provided by incumbent carriers to competitive carriers. If the FCC adopts significant changes to the pricing methodology, incumbent carriers could seek approval from state regulatory commissions to increase their prices for a variety of wholesale services required by PAETEC to provide service to its customers. Such an event could raise the cost of doing business for competitive carriers such as PAETEC. PAETEC cannot predict whether the FCC will change its pricing rules, or, if it does so, the extent to which state regulatory commissions will permit incumbent carriers to increase their UNE prices.

Qwest and Verizon Dominant Carrier Forbearance Proceedings. Under the Telecommunications Act of 1996, the RBOCs can petition the FCC to forbear from applying regulations implementing the Act. All of the RBOCs have used the provision to secure deregulation of certain services. Qwest and Verizon have petitioned the FCC on multiple occasions to have the FCC forbear from enforcing the unbundling rules in various markets. In

June 2010, the FCC denied the second Qwest petition for forbearance in Phoenix filed in March 2009. In rejecting the Qwest petition, the FCC used a market power test, under which the FCC separately analyzed Qwest’s market power in different market segments, such as residential retail, enterprise retail and wholesale. Qwest appealed the denial to a federal appellate court, where the matter is scheduled for oral argument in September 2011. If the court overturns the FCC’s use of a market power test, or remands the denial of forbearance back to the FCC for further consideration, or the FCC upholds or grants any forbearance or similar petitions filed by incumbent carriers in the future affecting markets in which PAETEC operates, PAETEC’s ability to purchase wholesale network services from these carriers at cost-based prices that would allow PAETEC to achieve its target profit margins in those markets could be materially adversely affected. The grant of these petitions also would enable incumbent carriers to compete with their competitors, including PAETEC, more aggressively on price in the affected markets.

Intercarrier Compensation. In February 2011, the FCC issued an NPRM to modify materially the compensation arrangements between all carriers for the use of their respective networks. The FCC first initiated a proceeding to reform intercarrier compensation in 2001, and the new NPRM is the fourth issued by the FCC on this subject. On August 3, 2011, the FCC issued a request for additional comments on three different proposals for reforming intercarrier compensation. Parties were requested to comment on a plan submitted by the State Members of the Federal-State Universal Service Joint Board, the “RLEC Plan” submitted by the Joint Rural Associations, and the “America’s Broadband Connectivity Plan” filed by the six largest price cap local exchange carriers. The proposed changes, if adopted, would significantly alter the manner in which carriers, including carriers that use different service platforms such as wireless, cable and VoIP, are compensated for the origination and termination of communications traffic and the rates local exchange carriers charge for these access services. The proceeding also will alter the manner in which facilities-based local carriers charge other carriers, such as VoIP providers and wireless providers, for the origination and termination of local communications traffic.

If intercarrier compensation and Universal Service Fund reforms are adopted by the FCC, these reforms could have a substantial effect on PAETEC’s access revenues, network capital expenditures and costs of sales.

Broadband Network Management and Net Neutrality Policies. In August 2005, the FCC adopted a policy statement that outlined four principles intended to preserve and promote the open and interconnected nature of the public Internet. The FCC explained at the time that these “net neutrality” principles are subject to reasonable network management. In January 2008, the FCC sought comment on petitions filed by a number of parties seeking clarification on what conduct constitutes reasonable network management and whether the practice of degrading certain peer-to-peer network traffic is unreasonable or violates the net neutrality principles. In August 2008, the FCC characterized these net neutrality principles as binding and enforceable and stated that network operators have the burden to prove that their network management techniques are reasonable. In that order, the FCC imposed sanctions on a cable broadband Internet access provider for managing its network by blocking or degrading some Internet transmissions and applications in a way that the FCC found to be unreasonably discriminatory. This FCC decision was overturned by a federal appellate court in April 2010. The court ruled the FCC had deregulated broadband services, and, therefore, lacked jurisdiction to enforce net neutrality principles. The FCC issued an NPRM in which it proposed adoption of rules that would require open Internet access subject to a carrier’s reasonable traffic management needs. In December 2010, the FCC adopted a narrowed set of network neutrality regulations focused on protecting end-user rights relying on similar jurisdictional grounds previously rejected by the court of appeals. Several parties, including Verizon, appealed the new rules in January 2011. On April 4, 2011, the court dismissed the appeal as premature.

Expanding Network Access Options. In November 2009, PAETEC and other competitive carriers asked the FCC to initiate a rulemaking to adopt a regulatory structure governing network elements known as “271 Checklist” elements. Under the Telecommunications Act of 1996, Bell operating companies are required to make some network elements, such as access loops, transport and local switching, available to competitive local exchange companies at just and reasonable prices in exchange for regaining the ability to offer long distance and information services in their respective local exchange markets, which the RBOCs had been prohibited from offering in their respective local exchanges since 1984. Beginning in 2005, multiple federal appellate courts have determined that state utility agencies do not have authority to regulate the 271 Checklist network element pricing, and that only the FCC has authority to set prices for these network elements. In response to the rulemaking petition, the FCC asked interested parties to comment on the proposed rules. In December 2009, another petition was filed asking the FCC to require RBOCs to provide competitive providers access to bit streams on fiber facilities serving small business locations. The FCC had previously eliminated the RBOC obligation to provide unbundled access to fiber and hybrid loop facilities. Interested parties have filed comments on the proposal. PAETEC cannot predict whether the FCC will proceed with action on either proposal at this time.

Other Provisions. Telecommunications carriers such as PAETEC are subject to a variety of miscellaneous regulations that can have cost or operational implications. The regulations, for instance, require the filing of periodic revenue and service quality reports, the provision of services to customers with hearing or speech disabilities and associated funding of telecommunications relay services, the capability to associate a physical address with a calling party’s telephone number (E-911), compliance with “truth in billing” requirements, and cooperation with law enforcement officials engaged in lawful communication intercept or monitoring activities, in addition to regulating telemarketing and slamming, which involves an unauthorized change in a subscriber’s carrier of choice. Noncompliance with these and other provisions can result in administrative fines and penalties.

State Regulation

PAETEC provides local telephone service and other intrastate telecommunications services that are subject to the jurisdiction of state regulatory commissions.

To provide local and intrastate telecommunications services in a state, PAETEC generally is required to obtain a certificate of public convenience and necessity from the state public utility commission and to comply with applicable state regulations, including, in some states, the requirement to file tariffs setting forth the company’s terms and conditions for providing services. Certificates of authority can be conditioned, modified, cancelled, terminated or revoked by state regulatory authorities for a carrier’s failure to comply with state laws or rules, regulations and policies of state regulatory authorities. State utility commissions generally have authority to supervise telecommunications service providers in their states and to enforce state utility laws and regulations. Fines or other penalties also may be imposed for violations. As of June 30, 2011, PAETEC provided local telecommunications services in 46 states and the District of Columbia, and provided intrastate long distance services in 48 states.

State public utility commissions typically require PAETEC to file periodic reports, pay various regulatory fees and assessments, and comply with state regulations governing service quality, billing, consumer protection and other similar issues. State public utility commissions also regulate intercarrier compensation rates between local services providers. Interexchange carriers led by AT&T have urged several state commissions to initiate proceedings to institute generic investigations of switched access rate levels of competitive local exchange carriers such as PAETEC. AT&T, Verizon and Sprint are proposing that state utility agencies should cap such switched access rates at levels charged by RBOCs in the state for the same intrastate access services, or at existing interstate rate levels. AT&T and other interexchange carriers also are pursuing state legislation that seeks to impose caps on intrastate switched access rates charged by competitive carriers such as PAETEC. Under the plan for reforming intercarrier compensation filed by the six largest price cap local exchange carriers, the FCC would preempt state regulation of terminating intrastate access charges by declaring all terminating traffic as being subject to the FCC’s jurisdiction. PAETEC cannot predict the outcome of these state agency investigations into intrastate access rates or legislative initiatives that may arise from time to time. PAETEC’s retail rates for enterprise customers are not subject to any price regulation in any of its current or planned markets. Because complying with state regulations can be costly and burdensome, the imposition of new regulations in a state may adversely affect the profitability of PAETEC’s services in that state.

Some of the states in which PAETEC operates require public utility commission approval before the transfer of a carrier’s authority to operate within the state, the transfer of its assets to a new entity, or a change in the control of an entity that controls a carrier operating within the state. Some states also regulate a carrier’s issuance of securities, incurrence of debt, guarantees or pledges of security in support of such debt. These requirements can delay and increase the cost PAETEC incurs to complete various financing transactions, including future stock or debt offerings, the sale of part or all of its regulated business, or the acquisition of assets and other entities to be used in its regulated business.

Local Regulation

PAETEC’s network is subject to numerous local regulations such as building codes, municipal franchise requirements and licensing. Such regulations vary on a city-by-city and county-by-county basis and can affect the company’s provision of both network services and carrier services, as well as, where applicable, video services. In some of the areas where PAETEC provides service, it may be subject to municipal franchise requirements and may be required to pay license or franchise fees based on a percentage of gross revenue or other formula. It is possible that some municipalities that do not currently impose fees could seek to impose fees in the future, and that, following the expiration of existing franchises, they could increase fee levels. In many markets, the traditional local telephone companies do not pay rights-of-way fees or pay fees that are substantially less than those paid by PAETEC. In some markets, PAETEC’s McLeodUSA operating subsidiary is objecting to or challenging various fees as improper under state or federal law. The outcome of these challenges cannot be predicted.

Intellectual Property

PAETEC’s ability to compete depends in part upon its proprietary rights in its technology and business procedures and systems. PAETEC relies on a combination of contractual restrictions and copyright, trademark and trade secret laws to establish and protect these proprietary rights. It is the company’s policy to require employees, consultants and, if warranted based on the service to be provided, vendors to execute confidentiality agreements upon the commencement of their relationships with PAETEC. These agreements provide that confidential information developed or made known during the course of a relationship with PAETEC must be kept confidential and not disclosed to third parties except in specific circumstances.

The U.S. Patent and Trademark Office has granted PAETEC federal registrations for some of PAETEC’s trademarks. Federal registration of trademarks is effective for as long as PAETEC continues to use the trademarks and renew its registrations. PAETEC does not generally register any of its copyrights with the U.S. Copyright Office, but relies on the protection afforded to such copyrights by the U.S. Copyright Act. That law provides protection to authors of original works whether published or unpublished and whether registered or unregistered.

Employees

As of June 30, 2011, PAETEC had approximately 4,900 full-time employees. None of its employees are covered by collective bargaining contracts. PAETEC considers its relationships with its employees to be good.

Properties

PAETEC owns and leases numerous sales offices, switch sites, collocation sites, and other facilities across its nationwide service area. PAETEC’s corporate headquarters and one of its network operations centers are located in Fairport, New York. The shared facility consists of approximately 100,000 square feet of office space and is occupied under a 20-year lease expiring in April 2021. For information about the leased facilities, see Note 12 to PAETEC’s audited consolidated financial statements included under “Consolidated Financial Statements of PAETEC” beginning on page F-1.

PAETEC intends to lease additional sales offices and network equipment sites as it expands. PAETEC believes that necessary space will be available on a commercially reasonable basis to accommodate its anticipated growth.

All owned properties secure PAETEC’s obligations under its senior secured indebtedness, which as of June 30, 2011 totaled $749.8 million in aggregate principal amount. For information about PAETEC’s indebtedness, see Note 6 to PAETEC’s audited consolidated financial statements included under “Consolidated Financial Statements of PAETEC” beginning on page F-1.

For additional information about PAETEC’s properties, see “—Network Architecture and Deployment.”

Legal Proceedings

In October 2008, PaeTec Communications, Inc. filed a claim in the Supreme Court for the State of New York, County of Monroe, against Lucent Technologies, Inc., Alcatel USA Marketing, Inc. and Alcatel-Lucent, which are referred to collectively as “Alcatel-Lucent,” for reimbursement of costs and fees in connection with a patent infringement case brought against PAETEC by Sprint Communications Company L.P., or “Sprint,” and settled in May 2009. PAETEC’s claim against Alcatel-Lucent alleges that because the Sprint claims arose from the use by PAETEC of Alcatel-Lucent equipment, Alcatel-Lucent has an obligation to defend and indemnify PAETEC pursuant to the contract terms under which it sold the equipment to PAETEC. Alcatel-Lucent has denied the claim and counter-claimed against PAETEC for allegedly unpaid switch software licensing charges, and associated late fees. PAETEC believes that it has meritorious defenses against these counter-claims.

In August 2011, Alcatel-Lucent filed a new complaint in the same court, seeking switch software licensing charges and associated late fees and collection costs allegedly owed by certain of PAETEC’s US LEC and McLeodUSA subsidiaries. PAETEC believes that it has meritorious defenses against these new claims as well.

From time to time, PAETEC is subject to other legal proceedings in the normal course of its operations. See “—Regulation” for information about some of these proceedings.

Risk Factors

PAETEC’s business, operating results, financial condition and prospects are subject to a variety of significant risks, many of which are beyond PAETEC’s control. The following is a description of some of the important risk factors that may cause PAETEC’s actual results in future periods to differ substantially from those the company currently expects or seeks.

Deterioration in the global economy has had, and may continue to have, a negative impact on PAETEC’s business.

PAETEC believes that the financial and economic pressures faced by its business customers in the current environment of diminished consumer spending, corporate downsizing and tightened credit have had, and may continue to have, an adverse effect on billable minutes of use and on customer attrition rates. These pressures also have resulted in, and may continue to result in, increased customer demands for price reductions in connection with contract renewals.

If PAETEC cannot continue to interconnect with and obtain key network elements and special access services from some of its primary competitors on acceptable terms, it may not be able to offer its voice and data services on a profitable basis, if at all.

PAETEC will not be able to provide its voice and data services on a profitable basis, if at all, unless it is able to continue to interconnect with and obtain key network elements and special access services from some of PAETEC’s primary competitors on acceptable terms. To offer voice and data services in a market, PAETEC must interconnect its network with the network of the incumbent carrier in that market. This relationship is governed by interconnection agreements between the incumbent carrier and PAETEC that are based on provisions of the Telecommunications Act of 1996 (the “Telecom Act”), obligating incumbent carriers to interconnect with competitive carriers and provide them with access to various elements of the incumbent’s network on an unbundled basis at cost-based prices. In February 2011, the FCC asked in a notice of proposed rulemaking whether and how it should encourage carriers to transition to IP interconnection, and how IP interconnection fits within existing legal and technical frameworks. To the extent that the FCC determines that IP interconnection between PAETEC and incumbent carriers is not governed by the Telecom Act, PAETEC’s ability to interconnect and exchange traffic with incumbent carriers on reasonable rates, terms, and conditions could be adversely affected.

Additional changes in law or regulation that limit PAETEC’s ability to use key network elements of the incumbent carrier may have an adverse impact on the company’s ability to serve its end-user customers. PAETEC must interconnect with and lease from incumbent carriers “last mile” facilities, which for services offered to PAETEC’s business customers include special access digital T1 transmission lines and unbundled network element (“UNE”) digital T1 transmission lines and other elements. To serve the consumer customers of Cavalier that purchase basic telephony services or digital subscriber line services, the last mile facilities include DS0 and 2-wire UNE loops. Access to last mile special access digital T1 transmission lines is governed by each incumbent local exchange carrier’s special access tariffs or contract tariffs. These tariffs can be changed and the prices for the services increased. Interconnection agreements can be terminated or expire and thereby require renegotiation and renewal. Current FCC rules permit the regional Bell operating companies to retire unilaterally without any regulatory oversight last mile copper loop facilities that PAETEC has used historically to reach its customers and, after its acquisition of Cavalier, now also uses to reach many of its new customers served by DS0 and 2-wire UNE loops. As incumbent carriers replace copper facilities with fiber loop facilities that the FCC has declared are not subject to unbundling obligations for serving consumer and very small business customers, such carriers may be able to eliminate PAETEC’s access to last mile facilities that it requires. Several competitive broadband carriers, including PAETEC, have petitioned the FCC to change the rules governing copper loop retirement to protect access to these last mile facilities, but the FCC has not yet made any decision on the petition.

Revised FCC policy or rules governing intercarrier compensation could have a material adverse effect on PAETEC’s operating results.

Adoption of significant changes in policy or rules governing intercarrier compensation by the FCC and the period over which changes are to be implemented could have a material adverse effect on PAETEC’s collection and payment of reciprocal compensation and access fees. Intercarrier compensation, including exchange access and reciprocal compensation, currently is the subject of several ongoing proceedings before the FCC that are intended to reform the way in which carriers and service providers pay other carriers and providers for the use of their respective networks. In February 2011, the FCC issued a notice of proposed rulemaking in which it proposed some initial changes to the rules governing intercarrier compensation, and more generally proposed significant reforms to intercarrier compensation over a number of years. The initial proposed reforms would clarify specific calling party information that all service providers are to attach to traffic to ensure that all existing traffic may be billed and to clarify the applicable intercarrier compensation rate for interconnected VoIP traffic. In addition, the FCC proposed rules to reduce access rates a service provider may charge when it chooses to directly or indirectly share access revenues with a third party that causes a large amount of traffic to originate or terminate through that service provider’s network. The FCC has proposed in the long term to reduce or eliminate intercarrier compensation and requested comment on the timing, speed, and sequencing of how to reduce current rates for categories of traffic that are subject to different compensation rates today. On August 3, 2011, the FCC issued a request for additional comments on three different proposals for reforming intercarrier compensation. Under the plan filed by the six largest price cap local exchange carriers, the rate for terminating intrastate access would be reduced to interstate rate levels in two years, and ultimately be reduced to $.0007 in five years, which PAETEC believes is below its cost of providing terminating access services to other carriers.

Under the plan submitted by the State Members of the Federal-State Universal Service Joint Board, rates would be reduced over a longer period to rates set by state commissions and the FCC. Given the divergent proposals on which the FCC seeks comment, there is no clear indication as to how the FCC will modify rules governing intercarrier compensation.

PAETEC’s business is subject to a variety of risks based on its dependence on regulations that continue to change.

Most of the network services and carrier services that PAETEC provides are subject to regulation and may be adversely affected by regulatory developments at the federal, state and local levels. For example, the regulations can affect the types of services PAETEC may offer, the rates PAETEC is permitted to charge for its services and for the use of its network by other carriers, the manner in which PAETEC may bill its customers and the rates PAETEC must pay others for their services and for the use of their networks. Services offered to residential customers and small business customers typically are subject to more extensive regulation than services offered to medium-sized and large business customers, and some sales techniques such as telemarketing typically used to market services to consumers and very small business customers are subject to regulations that do not apply to service provided through direct or agent sales channels. In addition, the regulations may impose specific operational or compliance requirements related to the protection of customer proprietary network information, capability to associate a physical address with a calling party’s telephone number, or cooperation with law enforcement officials engaged in lawful communication interception or monitoring activities. All of these requirements may reduce the revenue PAETEC generates from its operating activities or increase its operating costs. Federal and state regulations also determine the level of contribution payments PAETEC must make to the federal Universal Service Fund and other federal and state telecommunications subsidy programs, as well as the terms under which it may use any rights-of-way necessary for the operation of its business. If PAETEC fails to comply with applicable regulations, or if the regulations change in a manner adverse to PAETEC, its business and operating results may suffer.

If PAETEC is required to reduce the prices it charges for some or all of its network services, PAETEC’s profitability may be negatively affected and its ability to continue to generate positive cash flows from operations may be diminished.

PAETEC may be required to reduce the prices it charges for some or all of its network services, which could adversely affect its profit margins and its ability to generate positive cash flows from operations, for the following reasons:

•

the incumbent carriers in the markets PAETEC serves already offer a bundle of local, long distance and data services that is the same as or similar to, and in some cases more robust than, the bundle of services that PAETEC offers;

•	PAETEC’s current and potential customers are increasingly using VoIP, which could reduce or eliminate long distance revenues generated by those customers;

•

Cavalier’s residential service offering competes with consumer wireless services and providers such as Vonage Holdings Corp., magicjack, LP, Google Inc., Skype Inc. and cable companies that use IP technology, all of which offer services using either their private IP networks or the public Internet to access their customers;

•

the mergers between AT&T and SBC Communications, between MCI and Verizon Communications, between AT&T and BellSouth Corporation, and between CenturyLink and Qwest, provide, or are expected to provide, these carriers with significant operating efficiencies and substantially greater marketing, financial and technical resources as they compete with PAETEC;

•

regulatory authorities generally have decreased their oversight of incumbent carriers, including wholesale obligations of these carriers, and from time to time are asked to forbear from applying a range of regulations to incumbent carriers, which may increase the benefits these companies obtain from their longstanding customer relationships and facilitate their ability to reduce prices for local and other network services by offsetting those reductions with revenue or profits generated by unrelated businesses, products or services;

•

states, or the FCC, if it elects to preempt state jurisdiction, may impose limits on intrastate access rate levels that competitive carriers such as PAETEC may charge interexchange carriers when providing switched access services on intrastate long distance traffic; and

•

regulatory authorities have permitted incumbent carriers to exercise pricing flexibility in setting the rates they charge for some of the network services that PAETEC also provides, rather than requiring these incumbent carriers to charge set rates.

Industry consolidation and realignment may increase PAETEC’s costs.

Before their respective mergers, AT&T and MCI offered some network services and elements in competition with the incumbent carriers, including high-speed circuits (DS1 and DS3 and OCN), interoffice transport and last mile access loops to some premises. The mergers between AT&T and SBC and between AT&T and BellSouth have increased the cost of the high-speed circuits that PAETEC leases to connect its customers to PAETEC’s switching equipment. The merger between MCI and Verizon also could increase the cost of similar high-speed circuits in the Verizon region by reducing the number of providers that offer those high-speed circuits. PAETEC also may incur increased circuit costs in portions of the Qwest region, where these large incumbents may not have a significant presence. Such a development could decrease the competitive pressure on other carriers to maintain low rates for these circuits. The expansion of operations of medium-sized incumbent carriers into markets served by PAETEC, either through merger or the sale of exchanges by an RBOC to a smaller incumbent carrier, may negatively affect PAETEC’s operations if the non-RBOC incumbent carrier has less sophisticated systems and more costly terms for interconnection and access to last mile facilities. In April 2011, CenturyLink became the incumbent local exchange carrier in the existing Qwest 14-state region. Although CenturyLink agreed to use the legacy Qwest operational support systems for 30 months following the transaction closing date, it recently initiated an effort to supplant an existing Qwest system for trouble tickets that is used by PAETEC. If CenturyLink is permitted to transition to a new system that provides less operational functionality to PAETEC, such a change would negatively affect PAETEC’s ability to serve its existing customers and obtain new customers, and would increase PAETEC’s operating costs.

PAETEC’s operating performance will suffer if it is not offered competitive rates for the access services PAETEC needs to provide its long distance services.

PAETEC depends on other telecommunications companies to originate and terminate a significant portion of the long distance traffic initiated by PAETEC’s network services customers. Access charges historically have made up a significant percentage of the overall cost associated with the provision of long distance service by PAETEC. If the volume of long distance traffic PAETEC carries remains substantial, its operating performance will suffer if it is not offered these access services at rates that are substantially equivalent to the rates charged to its competitors or that otherwise do not enable it to have profitable pricing of its long distance services.

PAETEC’s customer churn rate may increase, which could have an adverse effect on PAETEC’s revenues.

Higher customer “churn,” or attrition, rates could adversely impact PAETEC’s revenue growth, while a sustained or significant growth in the churn rate could have a material adverse effect on PAETEC’s financial condition. Customer churn occurs when a customer discontinues service with PAETEC either voluntarily, such as when a customer switches to a competitor, or involuntarily, such as when a customer goes out of business. Changes in the economy, increased competition from other providers, the types of customers PAETEC serves, or issues with PAETEC’s service quality could increase the company’s customer churn rate. PAETEC anticipates that lower prices offered by PAETEC’s competitors may contribute to greater customer churn. In addition, the churn rate may increase because the rate of attrition of small business and residential customers, many of which PAETEC acquired through its acquisition of Cavalier, is traditionally higher than the attrition rate for larger enterprise customers.

If PAETEC does not compete effectively in the highly competitive market for network services, it could lose customers and revenue and may face more difficulties as it expands in existing markets and enters new markets.

The telecommunications industry is highly competitive, particularly with the advent of new technologies replacing traditional public switched telecommunications networks in favor of services transmitted over the Internet. This increased level of competition could diminish PAETEC’s market share and affect PAETEC’s ability to expand PAETEC’s business. PAETEC will compete with current and potential market entrants, including:

•	AT&T, Qwest, Verizon and CenturyLink, which are the large, former monopoly local telephone companies and their successors;

•	other competitive carriers, competitive access providers, Internet service providers and stand-alone VoIP providers; and

•	for consumer services offered by Cavalier, wireless services providers such as Vonage, magicjack, Google and Skype, and cable companies.

Many of the competitors identified above have significantly greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than PAETEC. Additionally, some of these competitors are currently subject to substantially less regulation than competitive and incumbent carriers and claim to be exempt from a number of taxes and regulatory charges that PAETEC is required to pay. As a result, PAETEC’s competitors may be able to develop and expand their network infrastructures and service offerings more efficiently or more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisitions and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than PAETEC.

Changes in technology, service offerings and customer preferences could affect PAETEC’s ability to compete in the marketplace for telecommunications and information services.

PAETEC faces rapid and significant changes in technology. PAETEC’s ability to retain existing customers and attract new customers will be impaired if PAETEC is unable to deliver new technologies and services that have significant customer acceptance, to adopt those new technologies and offer those new services in a timely and effective manner, and to compete successfully against other service providers that introduce the same or similar new technologies and offer substantially similar new services. The telecommunications industry has changed significantly over the past several years and is continuing to evolve rapidly. Emerging technologies and services, such as VoIP applications, broadband services and advanced wireless offerings, are altering the economic conditions under which the telecommunications and information services industry operates. New technologies also could lead to the development of new, more convenient and cost-effective services. In addition, the preferences and requirements of customers are rapidly changing. For example, telecommunications customers are increasingly using wireless forms of communication, such as handheld Internet-access devices and mobile phones. The use of wireless communications has resulted in a decline in the volume of voice traffic carried by traditional wireline telecommunications networks and likely has resulted in a decrease in the average minutes of use generated by customers of wireline communications services providers, including PAETEC. In addition, a significant percentage of residential customers in the United States have stopped subscribing to any landline telephone service and rely exclusively on wireless services, which PAETEC currently does not offer. PAETEC expects these trends to continue.

The development and offering of new services in response to new technologies or consumer demands may require PAETEC to increase its capital expenditures significantly. For instance, PAETEC may be required to convert its existing network to a network using more advanced technology. If PAETEC is unable successfully to install or operate new network equipment or convert its network, or if the technology choices PAETEC makes prove to be incorrect, ineffective or unacceptably costly, PAETEC may not be able to compete effectively. In addition, new technologies may be protected by patents or other intellectual property laws, and, therefore, may be available only to PAETEC’s competitors.

If PAETEC does not successfully implement its acquisition strategy, its acquisition of other businesses could harm PAETEC’s results of operations and financial condition.

As part of PAETEC’s growth strategy, PAETEC seeks to supplement internal expansion through targeted acquisitions. PAETEC is subject to various risks in connection with any acquisitions or series of acquisitions, including the risks that PAETEC:

•

may be unable to realize anticipated cost savings or operating efficiencies, to retain skilled management, technical, sales and back office personnel of acquired companies, to maintain uniform standards, controls, procedures and policies throughout all of its acquired companies, or to manage successfully the risks associated with its entry into new geographical, customer or product markets in which it has little or no experience;

•

may suffer adverse developments in its relationships with vendors, face brand awareness issues related to the acquired assets or customers, be forced to limit the attention it can devote to any one acquired company, and suffer disruption of its ongoing business operations as a result of its acquisition and integration activities;

•

may encounter resistance by customers of acquired companies to PAETEC’s marketing programs, pricing levels or services and may not successfully incorporate the services of acquired businesses into PAETEC’s package of service offerings or successfully integrate the network equipment, billing and operating support systems of acquired businesses; and

•	may experience difficulties in evaluating the historical or future financial performance of the acquired companies.

Even if acquired companies eventually contribute to an improvement in PAETEC’s operating results or financial condition, the acquisitions may adversely affect PAETEC’s operating results and financial condition in the short term. PAETEC’s operating results may decrease as a result of transaction-related expenses PAETEC records for the period in which it completes an acquisition. PAETEC’s operating results may be further reduced by the higher operating and administrative expenses PAETEC may incur in the periods immediately following an acquisition as PAETEC integrates the acquired business into its operations.

Any significant impairment of PAETEC’s goodwill would lead to a decrease in PAETEC’s assets and a reduction in its net operating performance.

At June 30, 2011, PAETEC had goodwill of approximately $472.4 million, which constituted approximately 22.5% of PAETEC’s total assets at that date. If PAETEC makes changes in its business strategy or if market or other conditions adversely affect its business operations, PAETEC may be forced to record an impairment charge, which would lead to a decrease in the company’s assets and reduction in net operating performance. For 2008, PAETEC recorded a goodwill impairment charge of $355.0 million. PAETEC tests goodwill for impairment annually or whenever events or changes in circumstances indicate an impairment may have occurred. If the testing performed indicates that impairment has occurred, PAETEC is required to record an impairment change for the difference between the carrying value of the goodwill and the implied fair value of the goodwill in the period in which the determination is made. The testing of goodwill for impairment requires PAETEC to make significant estimates about the future performance and cash flows of the company, as well as other assumptions. These estimates can be affected by numerous factors, including changes in economic, industry or market conditions, changes in underlying business operations, future reporting unit operating performance, existing or new product market acceptance, changes in competition, or changes in technologies. Any changes in key assumptions, or actual performance compared with those assumptions, about PAETEC’s business and its future prospects or other assumptions could affect the fair value of one or more reporting units, and result in an impairment charge.

PAETEC’s significant level of debt and interest payment obligations may limit its ability to compete.

As of June 30, 2011, PAETEC had a total of approximately $1,521.8 million in aggregate principal amount of outstanding indebtedness, net of an unamortized discount of $21.9 million. This substantial level of indebtedness could have important consequences. For example, it may:

•	make it more difficult for PAETEC to satisfy its financial obligations;

•

require PAETEC to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of PAETEC’s cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit PAETEC’s ability to obtain additional financing to expand its business or alleviate liquidity constraints, as a result of financial and other restrictive covenants in its indebtedness;

•	limit PAETEC’s ability to refinance all or a portion of its indebtedness on or before maturity;

•	limit PAETEC’s ability to pursue its acquisition strategy;

•	increase PAETEC’s vulnerability to general adverse economic and industry conditions;

•	limit PAETEC’s flexibility in planning for, or reacting to, changes in its business and the industry in which PAETEC operates; and

•	place PAETEC at a competitive disadvantage relative to companies that have proportionately less indebtedness.

Covenants under PAETEC’s debt agreements may restrict its future operations.

PAETEC’s senior secured credit facilities and notes indentures impose operating and financial restrictions that limit PAETEC’s discretion to take action on some business matters, which could make it more difficult for PAETEC to expand, finance its operations and engage in other business activities that may be in PAETEC’s interest. These restrictions include compliance with or maintenance of certain financial tests and ratios, including a maximum consolidated leverage ratio under PAETEC’s credit facilities, which limit the ability of PAETEC Holding and that of its subsidiaries to:

•

incur or guarantee additional indebtedness, pay dividends on, redeem or repurchase PAETEC Holding’s capital stock, create restrictions on dividend and other payments to PAETEC Holding from its subsidiaries, issue or sell stock of subsidiaries, and make investments or repay subordinated indebtedness; and

•

engage in sale-leaseback transactions, sell assets, create liens, enter into transactions with affiliates, engage in a merger or consolidation, or sell, transfer or otherwise dispose of all or substantially all of PAETEC’s assets.

If PAETEC is unable to raise additional capital, its ability to expand its business and to meet its obligations will be limited.

The development and expansion of PAETEC’s network will require substantial capital investment. If PAETEC chooses to accelerate the expansion of its business, PAETEC will require additional capital. PAETEC also may require additional capital to fund payments of its indebtedness as an increasing amount of such indebtedness becomes due and payable. If PAETEC cannot successfully obtain additional equity or debt financing for necessary purposes on acceptable terms, PAETEC could be at a competitive disadvantage relative to competitors with significant capital or the ability to raise significant capital for expansion. The terms of any financing PAETEC does obtain may be burdensome to PAETEC.

If PAETEC does not continue to attract and retain qualified personnel and independent sales agents or retain its key management, PAETEC may not be able to execute its business plan.

PAETEC faces competition for qualified personnel, including management, technical and sales personnel. PAETEC also relies on a large number of independent sales agents to market and sell PAETEC’s services. If PAETEC is unable to attract and retain experienced and motivated personnel, including a large and effective direct sales force, a substantial number of independent sales agents, and qualified information technology and other back office personnel, PAETEC may not be able to obtain new customers or effectively service existing customers, or sell sufficient amounts of service to execute PAETEC’s business plan. Additionally, the loss of key management personnel could impair PAETEC’s ability to implement its acquisition integration plan and execute its business strategy, which could hinder PAETEC’s ability to sustain profitable operations.

Failure to obtain and maintain necessary permits and rights-of-way could interfere with PAETEC’s network infrastructure and operations.

To obtain and maintain rights-of-way and similar rights and easements needed to install, operate and maintain fiber optic cable and its other network elements, PAETEC must negotiate and manage agreements with state highway authorities, local governments, transit authorities, local telephone companies and other utilities, railroads, long distance carriers and other parties. The failure to obtain or maintain any rights-of-way could interfere with PAETEC’s operations, interfere with its network infrastructure and adversely affect PAETEC’s business. For example, if PAETEC loses access to a right-of-way, it may need to spend significant sums to remove and relocate its facilities.

PAETEC and other industry participants are frequently involved in disputes over issues that, if decided adversely to PAETEC, could harm PAETEC’s financial and operational prospects.

PAETEC anticipates that it will continue to be subject to risks associated with the resolution of various disputes, lawsuits, arbitrations and proceedings affecting PAETEC’s business. The deregulation of the telecommunications industry, the implementation of the Telecom Act, the evolution of telecommunications infrastructure from time-division multiplexing to Internet Protocol, and the financial distress of many carriers in the telecommunications industry as a result of continued competitive factors and financial pressures have resulted in the involvement of numerous industry participants, including PAETEC, in disputes, lawsuits, proceedings and arbitrations before state and federal regulatory commissions, private arbitration organizations such as the American Arbitration Association, and courts over many issues that will be important to PAETEC’s financial and operational success. These issues include the interpretation and enforcement of existing interconnection agreements and tariffs, the terms of new interconnection agreements, operating performance obligations, intercarrier compensation, treatment of different categories of traffic (for example, traffic originated or terminated on wireless networks or VoIP), the jurisdiction of traffic for intercarrier compensation purposes, the wholesale services and facilities available to PAETEC, the prices PAETEC will pay for those services and facilities, and the regulatory treatment of new technologies and services.

PAETEC’s business could suffer if third parties successfully claim that PAETEC has infringed their intellectual property rights.

The dependence of the telecommunications industry on proprietary technology has resulted in increasingly frequent litigation based on allegations of the infringement of patents and other intellectual property. PAETEC may be subject to litigation to defend against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Regardless of its merits, any intellectual property litigation could be time-consuming and costly and could divert management’s time and attention from PAETEC’s business operations.

If PAETEC is unable to maintain or enhance its back office information systems, PAETEC may not be able to increase its revenue as planned or to compete effectively.

Sophisticated back office information systems are vital to PAETEC’s revenue growth and PAETEC’s ability to monitor costs, bill customers, initiate, implement and track customer orders, and achieve operating efficiencies. To increase revenue, PAETEC must select products and services offered by third-party vendors and efficiently integrate those products and services into PAETEC’s existing back office operations. PAETEC may not successfully implement these products, services and systems on a timely basis, and PAETEC’s systems may fail to perform as the company expects. A failure or delay in the expected performance of PAETEC’s back office systems, or a failure or delay in effectively integrating the back office systems of acquired companies with PAETEC’s back office systems, could slow the pace of PAETEC’s expected revenue growth or harm PAETEC’s competitiveness by adversely affecting PAETEC’s service quality, which could lead to a loss of existing customers or a failure to attract and retain new customers. PAETEC’s business could suffer similar harm if incumbent local exchange carriers are permitted under applicable regulation to modify or degrade substantially any existing operational support systems that are used by PAETEC’s back office systems to order network elements or other services, correct service problems, and bill customers.

Network failures or system breaches could cause delays or adversely affect PAETEC’s service quality, which may cause it to lose customers and revenue.

In operating its network, PAETEC must maintain connections for, and manage, a large number of customers and a large quantity of traffic at high speeds. Any failure or perceived failure to achieve or maintain high-speed data transmission could significantly reduce demand for PAETEC’s services and adversely affect PAETEC’s operating results. In the past, PAETEC has experienced outages, such as temporary switch outages, that have prevented it from providing uninterrupted services to some of its customers. Such outages have resulted in lost revenue and could cause PAETEC to lose customers. In the future, PAETEC may experience similar or more severe outages or other network failures or breaches. Computer viruses, break-ins, human error, natural disasters and other problems also may disrupt PAETEC’s network. The network security and stability measures PAETEC implements may be circumvented in the future or otherwise fail to prevent the disruption of PAETEC’s services. The costs and resources required to eliminate computer viruses and other security problems may result in interruptions, delays or cessation of services to PAETEC’s customers, which could result in reduced demand for PAETEC’s services, decrease PAETEC’s revenue and slow PAETEC’s planned expansion.

If PAETEC’s network or other ground facilities are damaged by natural catastrophes or terrorism, PAETEC’s ability to provide services may be interrupted and the quality of PAETEC’s services may be adversely affected.

A major earthquake, hurricane, tornado, fire, terrorist attack on the United States, or other catastrophic event could damage PAETEC’s network, network operations centers, central offices or corporate headquarters. Such an event could interrupt PAETEC’s services, adversely affect service quality and harm PAETEC’s business. PAETEC does not have replacement or redundant facilities that it can use to provide alternative means of service to all customers or under every circumstance in the event of a catastrophic event. Any damage to PAETEC’s network could result in degradation of PAETEC’s service for some customers and could result in complete loss of service in affected areas.

Future sales of PAETEC’s common stock in the public market could lower the price of PAETEC common stock and impair PAETEC’s ability to raise funds in future securities offerings.

Future sales of a substantial number of shares of PAETEC common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of PAETEC common stock and could make it more difficult for PAETEC to raise funds through a public offering of its equity securities. PAETEC stockholders with rights under an existing registration rights agreement will have the benefit, subject to limitations and qualifications, to registration rights with respect to their PAETEC common stock that would permit the sale of such common stock in the public market.

If PAETEC fails to maintain proper and effective internal control over financial reporting or fails to implement any required changes, PAETEC’s ability to produce accurate financial statements could be impaired, which could increase its operating costs and adversely affect its ability to operate its business.

PAETEC is required to provide annual management assessments of the effectiveness of its internal control over financial reporting and to provide reports by PAETEC’s independent registered public accounting firm addressing the effectiveness of internal control over financial reporting. Ensuring that PAETEC has adequate internal control over financial reporting so that PAETEC can produce accurate financial statements on a timely basis is a costly and time-consuming effort. Implementing any required changes to PAETEC’s internal controls may require modifications to PAETEC’s existing accounting systems or the engagement of additional accounting personnel. Any failure to maintain adequate internal controls, or the inability to produce accurate financial statements on a timely basis, could increase PAETEC’s operating costs and impair PAETEC’s ability to operate its business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following management’s discussion and analysis together with the consolidated financial statements and related notes included under “Consolidated Financial Statements of PAETEC” beginning on page F-1.

Overview

PAETEC is a competitive broadband communications services and solutions provider guided by the principle that delivering superior customer service is the key to competing successfully with other communications services providers. PAETEC’s primary business is providing business end-user customers in metropolitan areas with a package of integrated broadband services that encompasses data services, including Internet access services and virtual private network services, and voice services, including local telephone services and domestic and international long distance services. As of June 30, 2011, PAETEC provided services for approximately 53,000 business customers in a service area encompassing 86 of the top 100 metropolitan statistical areas.

Business Acquisitions

PAETEC pursues an acquisition strategy to supplement its internal growth. Pursuant to this strategy, on December 6, 2010, PAETEC completed its acquisition by merger of Cavalier Telephone Corporation, which became a wholly-owned subsidiary of PAETEC Holding upon completion of the merger. Cavalier is a facilities-based competitive communications services provider that delivers traditional circuit-switched telephony services and Internet Protocol-based communications services to customers in 16 states in the Mid-Atlantic, Southeast and Midwest regions of the United States, as well as in the District of Columbia. Cavalier provides commercial, consumer and government customers and other communications providers with high-quality voice and data communications services that include high-speed and dial-up Internet services, local and long distance telephone services, and transport services. Cavalier maintains one of the most extensive competitive networks in the Eastern United States, with approximately 16,600 route miles of fiber.

On May 31, 2011, PAETEC Holding completed its acquisition by merger of XETA Technologies, Inc. (“XETA”), which became a wholly-owned subsidiary of PAETEC Holding at the effective time of the merger. The purchase price for the acquisition was approximately $68.1 million in cash. XETA is a provider of advanced communications solutions with nationwide sales and service.

Indebtedness

To fund its expansion through acquisitions, which began in February 2007 with the combination of PAETEC Corp. and US LEC and included the acquisition of McLeodUSA in February 2008, Cavalier in December 2010 and XETA in May 2011, PAETEC has increased its borrowings under a variety of debt arrangements. In connection with its acquisition of US LEC in 2007, PAETEC obtained $850 million aggregate principal amount of new senior secured credit facilities on February 28, 2007 and applied the proceeds of the facilities primarily to refinance or retire substantially all of the indebtedness of the two companies and to repurchase US LEC’s outstanding preferred stock. In July 2007, PAETEC amended its senior secured credit facilities and prepaid $300 million aggregate principal amount of borrowings under those facilities with the proceeds of an offering of $300 million aggregate principal amount of PAETEC Holding’s 9.5% senior notes due 2015 and cash on hand. In January 2008, PAETEC obtained $100 million principal amount of additional term loans under an incremental facility extended pursuant to its existing credit facilities agreement and applied a portion of the borrowings under that facility toward the redemption of all of McLeodUSA’s outstanding senior secured notes in connection with PAETEC’s acquisition of McLeodUSA.

In June 2009, to strengthen its financial position, PAETEC prepaid $330.5 aggregate million principal amount of borrowings under its senior secured credit facilities with the proceeds of an offering of $350 million aggregate principal amount of PAETEC Holding’s 8 7/8% senior secured notes due 2017 and cash on hand. In January 2010, PAETEC prepaid the remaining $270.2 million principal amount of borrowings under its senior secured credit facilities with the proceeds of an offering of $300 million aggregate principal amount of additional 8 7/8% senior secured notes due 2017. As a result of the two offerings, PAETEC eliminated its outstanding borrowings under its senior secured credit facilities and extended its debt maturities to 2015 and 2017 with limited impact to its cash flow generation capabilities.

In December 2010, PAETEC issued $450 million aggregate principal amount of 9 7/8% senior notes due 2018 and applied the proceeds to pay the merger consideration and other costs and expenses related to PAETEC’s acquisition of Cavalier, including repayment of substantially all outstanding Cavalier indebtedness.

On May 31, 2011, in connection with completion of the XETA acquisition, PAETEC obtained $225 million of new senior secured credit facilities, consisting of a $100 million term loan credit facility and a $125 million revolving credit facility. On that date, PAETEC drew down $100 million in aggregate principal amount of term loans and applied approximately $69.5 million of the loan proceeds to pay the XETA merger consideration and associated costs and expenses and approximately $25.1 million of such proceeds to repay in full all revolving loans outstanding under its prior revolving credit facility.

Trends Affecting PAETEC’s Business

General Economic Slowdown. Adverse conditions in the global economy in recent years have reduced the availability of corporate credit, negatively affected employment levels and curtailed corporate growth and expansion. These conditions and other factors have contributed to a slowdown of business activity across a broad range of industries. PAETEC believes that the financial and economic pressures faced by its business customers in this environment of diminished consumer spending, corporate downsizing and tightened credit have had, and may continue to have, an adverse effect on billable minutes of use and on customer attrition rates, and have resulted in and may continue to result in increased customer demands for price reductions in connection with contract renewals. In addition, as a result of the current conditions, PAETEC’s ability to access further the debt and equity markets may be restricted at a time when it would like, or need, to access such markets, which could have an adverse effect on PAETEC’s flexibility to react to changing economic and business conditions. The disruptions in the financial markets have had, and may continue to have, an adverse effect on the market value of PAETEC’s common stock, which could make it more difficult or costly for the company to raise capital through an offering of its equity securities.

Shifting Patterns of Use and Convergence of Technology. As telecommunications customers increasingly use wireless forms of communication, such as hand-held Internet access devices and cell phones, the volume of traffic carried by traditional wireline telecommunications networks has declined and is expected to continue to decline. Although PAETEC believes this trend is most pronounced in the residential marketplace, wireless substitution also has had an adverse effect on the wireline usage patterns of the medium-sized and large businesses and institutions PAETEC targets. PAETEC believes that wireless substitution has led to a decrease in the average minutes of use generated by its customers. To date, PAETEC has been able partially to offset this loss of revenue from existing customers through sales of services to new customers. PAETEC believes that the transition to wireless-based forms of communication will continue in the foreseeable future. PAETEC seeks to respond to this trend by offering service levels and product packages that are not currently available using wireless alternatives.

Voice and data traffic historically have traveled over telecommunications networks using incompatible transmission formats. This means that a telecommunications transmission circuit had to be designated to carry either data traffic or voice traffic. As a result, excess capacity on a voice circuit could not be made available to reduce demand on a data circuit. VoIP technology, which allows voice and data traffic to travel interchangeably over the same network, enables more efficient use of the telecommunications networks. Because PAETEC leases the majority of its transmission capacity, the increased efficiency has the potential to reduce significantly PAETEC’s cost of providing services to its customers. PAETEC continues to install equipment and transition its network to take advantage of these new technologies. PAETEC believes that, in operating a network using both traditional voice and newer VoIP technology, it is one of the leading competitive carriers in pursuing the benefits of technological convergence.

As PAETEC’s customers migrate their traditional voice services to VoIP technology, PAETEC is experiencing a decline in usage-based revenues. In addition, the combination of shifting patterns of use and increasing convergence of voice and data traffic could make it harder for PAETEC to sustain and improve its operating margins over the next several years. PAETEC believes that the challenges these trends may present will be offset in part by the efficiencies of operating a data network to which it will increasingly transition its traditional voice services.

Competition; Evolving Regulatory Environment; Industry Consolidation. The telecommunications industry has remained highly competitive in an environment marked by increased deregulation. Market forces and changes in government regulations have required, and may continue to require, PAETEC to reduce rates for some of the services it provides. These trends may reduce PAETEC’s historical rate of revenue growth and continue to exert pressure on its operating margins. PAETEC believes that the relatively long-term nature of its agreements with customers of its network services, which as of June 30, 2011 have an average initial term of approximately 36 months, should reduce the likelihood that it will experience significant, rapid decreases in the rates it charges for its services.

Mergers involving the Bell regional operating companies and deregulatory activity favoring such companies at both federal and state levels over the past several years have made it more difficult to compete against these larger, financially stronger competitors. Additional regulatory changes that would permit incumbent carriers to increase materially the rates charged for interconnecting networks and accessing last mile connections or to reduce PAETEC’s rates for certain network services could make it more difficult for PAETEC to remain competitive.

PAETEC’s industry has experienced a significant amount of consolidation in recent periods. Merger and acquisition transactions have created more significant competitors for PAETEC and have reduced the number of vendors from which PAETEC may purchase network elements it leverages to operate its business. PAETEC expects this trend to continue in the near future. To compete more effectively in its industry, PAETEC plans to continue pursuing its historical acquisition strategy to increase its operating leverage, achieve economies of scale and broaden its name recognition.

Financial Difficulties Faced by Many Competitive Communications Carriers. Over the last decade, many competitive communications services providers have experienced financial difficulties. These difficulties have led to the general perception that the competitive carrier sector of PAETEC’s industry is marred by instability and financial weakness. This perception makes it harder for PAETEC to gain new customers, raise additional capital and negotiate with vendors. PAETEC has addressed this perception by maintaining cash balances that are generally in excess of its current needs and by managing its growth activities so that its short-term cash flow is not impaired.

Financial Presentation

Revenue. PAETEC derives revenue from sales of its network services, carrier services and integrated solutions services. PAETEC derives most of its revenue from monthly recurring fees and usage-based fees that are generated principally by sales of its network services.

Monthly recurring fees include the fees paid by PAETEC’s customers for lines in service and additional features on those lines. PAETEC primarily bills monthly recurring fees in advance.

Usage-based fees consist of fees paid by PAETEC’s network services customers for each call made, fees paid by the incumbent carriers in PAETEC’s markets as “reciprocal compensation” when PAETEC terminates local calls made by their customers, and access fees paid by other carriers for long distance calls PAETEC originates or terminates for those carriers.

The monthly recurring fees and usage-based fees generated by sales of PAETEC’s network services to end users and carrier services to any customer tend to be relatively consistent from month to month, subject to changes in the calling patterns of the customer’s business.

Network Services. PAETEC delivers integrated communications services, including data and Internet services, local services and long distance services, to end users on a retail basis, which the company refers to as its “network services.”

PAETEC’s network services revenue consists primarily of monthly recurring fees and usage-based fees. In addition to usage-based fees invoiced directly to the end-user customers, usage-based fees for PAETEC’s network services include the interstate and intrastate access fees the company receives from other communications providers when it originates or terminates long-distance calls for those other providers to or from PAETEC’s network services customers, and the reciprocal compensation fees PAETEC receives from some other local carriers when it terminates non-toll calls originated by customers of other carriers. PAETEC recognizes revenue during the period in which the revenue is earned. PAETEC’s network services also generate non-recurring service activation and installation fee revenues, which it receives upon initiation of service. PAETEC defers recognition of these revenues and amortizes them over the average customer life.

PAETEC’s core network services are those that generate revenue from retail enterprise customers to which PAETEC delivers such integrated communications services on primarily T1 or larger access lines, which excludes access fee and reciprocal compensation fee revenue related to network services and revenue from the company’s POTS operations. POTS operations involve the provision of basic telephone services supplying standard single line telephones, telephone lines and access to the public switched network.

Carrier Services. PAETEC generates revenue from wholesale sales of communications services to other communications businesses, which the company refers to as its “carrier services.”

PAETEC’s carrier services revenue consists primarily of monthly recurring fees and usage-based fees. Usage-based fees for PAETEC’s carrier services consist primarily of the interstate and intrastate access fees the company receives from other communications providers when it originates or terminates long distance calls for those other providers to or from PAETEC’s carrier services customers, and the reciprocal compensation fees PAETEC receives from some other local carriers when it terminates to its carrier services customers local calls made by customers of other local carriers.

PAETEC’s core carrier services are those that generate revenue from other communications providers, which excludes access fee and reciprocal compensation fee revenue related to carrier services and revenue from the company’s non-core POTS operations.

Access Fee and Reciprocal Compensation Revenue Generated by Network Services and Carrier Services. PAETEC generates access fees when PAETEC’s switching facilities provide a connection between a long distance carrier and an end user. In accordance with a May 2004 order by the FCC, PAETEC has designed its interstate access rates to equal the interstate access rates charged by the competing incumbent carrier for functionally equivalent access services, including all applicable fixed and traffic-sensitive charges. In the May 2004 order, the FCC announced a new rule that limits the interstate access fees competitive carriers like PAETEC are able to collect from a long distance carrier in situations where the competitive carriers do not provide service directly to the end user. This rule specifically targeted traffic that competitive carriers handle for wireless carriers and provided that competitive carriers could charge no more than incumbent carriers for these services.

State regulatory commissions historically have regulated the intrastate access rates imposed by incumbent carriers, but many states had subjected the intrastate access rates of competitive carriers to significantly less regulation. A limited number of states in PAETEC’s geographic markets have always required competitive carriers to mirror the intrastate access rates of the incumbent carrier in that state or mirror interstate rate levels. In recent years, however, several states have implemented new laws or adopted new regulations that limit the intrastate access rates of competitive carriers. Massachusetts, Michigan, New Jersey and Illinois have imposed limits on such intrastate access rates that require the rates to be reduced to match the level of RBOC rates over transition periods of varying lengths. Other state regulatory commissions have pending investigations into intrastate access rates of competitive carriers, while legislation has been proposed in some states to impose similar rate caps. Those proceedings and legislative proposals may result in changes to the intrastate rates, which PAETEC assesses long distance carriers for use of the PAETEC’s in-state networks.

All forms of intercarrier compensation, including exchange access and reciprocal compensation, currently are the subject of a generic proceeding at the FCC designed to reform the way carriers and providers pay other carriers and providers for use of their respective networks.

Integrated Solutions. PAETEC derives revenue from sales to retail end-user customers of telecommunications equipment and software and related services and energy supply services, which the company refers to collectively as its “integrated solutions.”

A portion of PAETEC’s integrated solutions revenue consists of fees its customers pay for equipment and for PAETEC’s system design and installation services. PAETEC recognizes revenue for equipment sales and system design and installation services upon delivery and acceptance of the underlying installed equipment.

PAETEC derives an additional component of its integrated solutions revenue by selling and supporting its proprietary telecommunications software. PAETEC recognizes revenue related to software sales upon delivery of the software. Support fees include fees for maintenance of PAETEC’s telecommunications software and fees for training the end user in the proper use of that software. PAETEC recognizes maintenance fees on a pro rata basis over the length of the underlying maintenance contract and training fees after it fulfills the training obligation.

Energy supply services revenue consists primarily of usage-based fees its customers pay for unregulated electricity. Revenues are subject to variability based upon market factors. PAETEC recognizes revenue related to energy sales when the service is provided.

Cost of Sales. PAETEC provides its network services and carrier services by using electronic network components that it owns and telephone and data transmission lines that it leases from other telecommunications carriers. PAETEC’s cost of sales for these services consists primarily of leased transport charges and usage costs for local and long distance calls. PAETEC’s leased transport charges are the payments it makes to lease the telephone and data transmission lines, which the company uses to connect its customers to its network and to connect its network to the networks of other carriers. Usage costs for local and long distance are the costs that PAETEC incurs for calls made by its customers. Cost of sales for PAETEC’s integrated solutions includes the costs it incurs in designing systems and purchasing and installing equipment and the costs incurred in procuring electricity from the market operators on a wholesale basis.

Selling, General and Administrative Expenses. PAETEC’s selling, general and administrative expenses include selling and marketing, customer service, billing, corporate administration, engineering personnel and other personnel costs.

Impairment Charge. PAETEC assesses the carrying value of its goodwill annually or as events or circumstances change. In accordance with its impairment assessment process, PAETEC recorded a non-cash impairment charge of $340.0 million in the third quarter of 2008 based on a preliminary assessment in that quarter, and recorded an additional non-cash charge of $15.0 million in the fourth quarter of 2008 based on the finalization of that preliminary assessment. The goodwill impairment charges were attributable to weaker economic conditions in PAETEC’s markets. For more information about PAETEC’s impairment review policies, see “—Critical Accounting Policies” below. For information about PAETEC’s goodwill, see Note 5 to PAETEC’s audited consolidated financial statements included under “Consolidated Financial Statements of PAETEC” beginning on page F-1.

Depreciation and Amortization. Depreciation and amortization include depreciation of PAETEC’s telecommunications network and equipment, computer hardware and purchased software, office equipment, furniture and fixtures, and buildings, as well as amortization of intangible assets.

Acquisition, Integration and Separation Costs. Acquisition, integration and separation costs include external costs directly related to PAETEC’s acquisition activities, such as advisory, legal, accounting, valuation and other professional fees. In addition, such costs include employee severance and benefit costs associated with PAETEC’s acquisition activities.

Debt Extinguishment and Related Costs. PAETEC’s debt extinguishment and related costs include expenses related to the repayment of outstanding term loans under PAETEC’s senior secured credit facilities, costs incurred related to PAETEC’s former interest rate swap agreement and expenses related to the termination of a financing commitment. For information about PAETEC’s debt transactions, see Note 6 to PAETEC’s audited consolidated financial statements included under “Consolidated Financial Statements of PAETEC” beginning on page F-1.

Interest Expense. Interest expense includes interest due on PAETEC’s long-term debt and capital leases, amortization of debt issuance costs, debt premiums, and debt discounts.

Other Income, Net. Other income, net includes investment income, non-monetary gains on the exchange of reciprocal indefeasible rights of use (“IRUs”) and other financing income.

Accounting for Income Taxes. PAETEC recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, PAETEC determines deferred income tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which it expects the differences to reverse. If necessary, PAETEC reduces deferred income tax assets by a valuation allowance to an amount that it determines is more likely than not to be recoverable.

Stock-Based Compensation. PAETEC’s employees participate in a variety of equity incentive plans. Stock-based compensation expense for all stock-based compensation awards is based on the grant date fair value estimated in accordance with the Financial Accounting Standards Board (“FASB”) ASC Topic 718, Compensation—Stock Compensation. PAETEC recognizes these compensation costs, net of an estimated forfeiture rate, ratably over the requisite service period of the award.

Adjusted EBITDA Presentation. Adjusted EBITDA, as defined by PAETEC for the periods presented in this management’s discussion and analysis, represents net (loss) income before depreciation and amortization, interest expense, provision for (benefit from) income taxes, stock-based compensation, acquisition, integration and separation costs, debt extinguishment and related costs, sales and use tax settlement, gain on non-monetary transaction and impairment charges. PAETEC’s adjusted EBITDA is not a measure of financial performance under GAAP. This non-GAAP financial measure is used by PAETEC’s management, together with financial measurements prepared in accordance with GAAP such as net (loss) income and revenue, to assess PAETEC’s historical and prospective operating performance.

Management uses adjusted EBITDA to enhance its understanding of PAETEC’s core operating performance, which represents management’s views concerning PAETEC’s performance in the ordinary, ongoing and customary course of its operations. Management historically has found it helpful, and believes that investors have found it helpful, to consider an operating measure that excludes expenses, such as acquisition, integration and separation costs, debt extinguishment and related costs, and impairment charges, relating to transactions not reflective of PAETEC’s core operations. In the future, the company expects that it may again report adjusted EBITDA excluding the items discussed below and may incur expenses similar to the excluded items discussed below. Accordingly, the exclusion of these and other similar items in PAETEC’s non-GAAP presentation should not be interpreted as implying that these items are non-recurring, infrequent or unusual. Management believes that, for the reasons discussed below, PAETEC’s use of a supplemental financial measure which excludes these expenses facilitates an assessment of PAETEC’s fundamental operating trends and addresses concerns of management and of PAETEC’s investors that these expenses may obscure such underlying trends. Management notes that each of these expenses is presented in PAETEC’s financial statements and discussed in the management’s discussion and analysis section of PAETEC’s reports filed with the SEC, so that investors have complete information about the expenses.

The information about PAETEC’s core operating performance provided by this financial measure is used by management for a variety of purposes. Management regularly communicates its adjusted EBITDA results to its board of directors and discusses with the board management’s interpretation of such results. Management also compares the company’s adjusted EBITDA performance against internal targets as a key factor in determining cash bonus compensation for executives and other employees, largely because management feels that this measure is indicative of how the fundamental business is performing and is being managed. In addition, PAETEC’s management uses adjusted EBITDA to evaluate PAETEC’s performance relative to that of its competitors. This financial measure permits a comparative assessment of PAETEC’s operating performance relative to the company’s performance based on its GAAP results, while isolating the effects of certain items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies.

Management believes that adjusted EBITDA is a particularly useful comparative measure within PAETEC’s industry. The communications industry has experienced recent trends of increased merger and acquisition activity and financial restructurings. These activities have led to significant charges to earnings, such as those resulting from acquisition, integration and debt restructuring costs, and to significant variations among companies with respect to capital structures and cost of capital (which affect interest expense) and differences in taxation and book depreciation of facilities and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Adjusted EBITDA facilitates company-to-company comparisons in the communications industry by eliminating some of the foregoing variations. Management believes that because of the variety of equity awards used by companies, the varying methodologies for determining both stock-based compensation and stock-based compensation expense among companies and from period to period, and the subjective assumptions involved in those determinations, excluding stock-based compensation from adjusted EBITDA enhances company-to-company comparisons over multiple fiscal periods. By permitting investors to review both the GAAP and non-GAAP measures, PAETEC and its peers that customarily use similar non-GAAP measures facilitate an enhanced understanding of historical financial results and enable investors to make more meaningful company-to-company comparisons.

PAETEC also provides information relating to its adjusted EBITDA so that analysts, investors and other interested persons have the same data that management uses to assess PAETEC’s core operating performance. Management believes that adjusted EBITDA should be viewed only as a supplement to the GAAP financial information. Management also believes, however, that providing this information in addition to, and together with, GAAP financial information permits the foregoing persons to obtain a better understanding of PAETEC’s core operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance on a standalone and a comparative basis.

PAETEC’s adjusted EBITDA may not be directly comparable to similarly titled measures reported by other companies due to differences in accounting policies and items excluded or included in the adjustments, which limits its usefulness as a comparative measure. In addition, adjusted EBITDA has other limitations as an analytical financial measure. These limitations include the following:

•	adjusted EBITDA does not reflect PAETEC’s capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•	adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with PAETEC’s indebtedness;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will likely have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•	adjusted EBITDA does not reflect the cost of equity awards to employees;

•	adjusted EBITDA excludes some items in addition to stock-based compensation that are likely to recur;

•	adjusted EBITDA does not reflect the effect of earnings or charges resulting from matters that PAETEC’s management considers not indicative of PAETEC’s ongoing operations; and

•	to the extent that PAETEC changes its accounting of certain transactions or other items from period to period, PAETEC’s adjusted EBITDA may not be directly comparable from period to period.

PAETEC’s management compensates for these limitations by relying primarily on PAETEC’s GAAP results to evaluate its operating performance and by considering independently the economic effects of the foregoing items that are or are not reflected in adjusted EBITDA. Management also compensates for these limitations by providing GAAP-based disclosures concerning the excluded items in its financial disclosures. As a result of these limitations, however, adjusted EBITDA should not be considered as an alternative to net (loss) income, as calculated in accordance with GAAP, as a measure of operating performance, or as an alternative to any other GAAP measure of operating performance.

Results of Operations

The following table presents selected operating data for the fiscal years ended December 31, 2010, 2009 and 2008 and for the six-month periods ended June 30, 2011 and 2010. In the following comparisons of PAETEC’s operating results, PAETEC refers to the six-months ended June 30, 2011 as the “2011 six-month period” and the six months ended June 30, 2010 as the “2010 six-month period.” The comparison of PAETEC’s operating results for the 2011 six month period to PAETEC’s operating results for the 2010 six-month period is materially affected by PAETEC’s acquisition of Cavalier on December 6, 2010. Cavalier’s operating results are included in PAETEC’s operating results beginning on December 6, 2010. In addition, the comparison of PAETEC’s operating results for

2009 to PAETEC’s operating results for 2008 is materially affected by PAETEC’s acquisition of McLeodUSA on February 8, 2008. McLeodUSA’s operating results are included in PAETEC’s operating results beginning on February 9, 2008. Because of the significance of each merger transaction, PAETEC’s operating results for 2010, 2009 and 2008 and for the 2011 and 2010 six-month periods are not directly comparable. PAETEC’s operating results for the foregoing periods were as follows (dollars in thousands):

	Year Ended December 31,						Six Months Ended June 30,
							Unaudited
	2010(1)		2009		2008(2)		2011		2010
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Revenue:
Network services	$1,245,157	77%	$1,258,489	80%	$1,237,668	79%	$753,275	75%	$620,716	79%
Carrier Services	262,749	16%	260,023	16%	271,279	17%	167,872	17%	126,131	16%
Integrated solutions	115,910	7%	61,675	4%	61,433	4%	81,421	8%	39,304	5%

Total revenue	1,623,816	100%	1,580,187	100%	1,570,380	100%	1,002,568	100%	786,151	100%
Cost of sales(3)	808,892	50%	782,389	50%	781,347	50%	471,989	47%	389,533	50%
Selling, general and administrative expenses(4)	559,673	34%	559,541	35%	572,180	36%	345,979	35%	271,063	34%
Acquisition, integration and separation costs	14,124	1%	—	*	12,700	1%	5,899	*	—	*
Sales and use tax settlement	—	*	(7,221)	*	—	*	—	*	—	*
Impairment charge	—	*	—	*	355,000	23%	—	*	—	*
Depreciation and amortization	196,543	12%	184,588	12%	174,251	11%	129,071	13%	94,612	12%

Income (loss) from operations	44,584	3%	60,890	4%	(325,098)	(21%)	49,630	5%	30,943	4%
Debt extinguishment and related costs	7,382	*	17,891	1%	—	*	—	*	4,423	1%
Other income, net	(392)	*	(1,107)	*	(663)	*	(222)	*	(262)	*
Interest expense	96,339	6%	74,149	5%	73,663	5%	69,770	7%	44,637	6%

Loss before income taxes	(58,745)	(4)%	(30,043)	(2)%	(398,098)	(25)%	(19,918)	(2)%	(17,855)	(2)%
(Benefit from) provision for income taxes	(1,004)	*	(1,354)	*	89,797	6%	1,450	*	(789)	*

Net loss	$(57,741)	(4)%	$(28,689)	(2)%	$(487,895)	(31)%	$(21,368)	(2)%	$(17,066)	(2)%

Adjusted EBITDA(5)	$264,931		$256,933		$237,725		$189,945		$130,652

*	Less than one percent.
(1)	Includes the results of Cavalier as of the Cavalier merger closing date of December 6, 2010.
(2)	Includes results of McLeodUSA after the McLeodUSA merger closing date of February 8, 2008.
(3)	Exclusive of operating items shown separately below.
(4)	Exclusive of operating items shown separately below and inclusive of stock-based compensation.

(5)	Adjusted EBITDA is not a financial measurement prepared in accordance with GAAP. See “—Overview—Adjusted EBITDA Presentation” for PAETEC’s reasons for including adjusted EBITDA data in this proxy statement/prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of adjusted EBITDA to net loss, as net loss is calculated in accordance with GAAP (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2009	2008	2011	2010
Net loss	$(57,741)	$(28,689)	$(487,895)	$(21,368)	$(17,066)
Add back non-EBITDA items included in net loss:
Depreciation and amortization	196,543	184,588	174,251	129,071	94,612
Interest expense, net of interest income	95,911	73,188	71,857	69,657	44,417
(Benefit from) provision for income taxes	(1,004)	(1,354)	89,797	1,450	(789)

EBITDA	233,709	227,733	(151,990)	178,810	121,174
Stock-based compensation	9,716	18,772	22,015	5,318	5,055
Acquisition, integration and separation costs	14,124	—	12,700	5,899	—
Debt extinguishment and related costs	7,382	17,891	—	—	4,423
Sales and use tax settlement	—	(7,221)	—	—	—
Gain on non-monetary transaction	—	(242)	—	(82)	—
Impairment charge	—	—	355,000	—	—

Adjusted EBITDA	$264,931	$256,933	$237,725	$189,945	$130,652

Six Months Ended June 30, 2011 Compared With Six Months Ended June 30, 2010

Revenue. Total revenue increased $216.4 million, or 27.5%, to $1,002.6 million for the 2011 six-month period from $786.2 million for the 2010 six-month period primarily as a result of the inclusion of operating results of Cavalier and other recently acquired businesses for the full 2011 six-month period. Of total revenue for the 2011 six-month period, revenue from network services, carrier services and integrated solutions accounted for 75.1%, 16.7% and 8.2%, respectively, compared to 79.0%, 16.0% and 5.0%, respectively, for the 2010 six-month period.

Revenue from network services increased $132.6 million, or 21.4%, to $753.3 million for the 2011 six-month period from $620.7 million for the 2010 six-month period. Of total network services revenue for the 2011 six-month period, revenue from core network services, access fee and reciprocal compensation fee revenue related to network services, and non-core POTS revenue related to network services accounted for 89.1%, 4.4% and 6.5%, respectively, compared to 91.5%, 5.5% and 3.0%, respectively, for the 2010 six-month period.

Revenue from core network services increased $103.1 million, or 18.1%, to $671.1 million for the 2011 six-month period from $568.0 million for the 2010 six-month period. For the 2011 six-month period, revenue from monthly recurring fees and usage-based fees accounted for 80.4% and 19.7%, respectively, of revenue from core network services, compared to 77.2% and 22.1%, respectively, of such revenue for the 2010 six-month period. The increase in core network services revenue primarily resulted from the inclusion of Cavalier’s operating results for the full 2011 six-month period.

Access fee revenue and reciprocal compensation included in network services revenue decreased $1.3 million, or 3.8%, to $33.0 million for the 2011 six-month period from $34.3 million for the 2010 six-month period. Of total access fee revenue and reciprocal compensation included in network services for the 2011 six-month period, revenue from access fees accounted for 88.1% compared to 92.0% for the 2010 six-month period.

Non-core POTS revenue included in network services revenue increased $30.8 million, or 167.5%, to $49.2 million for the 2011 six-month period from $18.4 million for the 2010 six-month period. The increase in non-core POTS revenue primarily resulted from the inclusion of Cavalier’s operating results for the full 2011 six-month period, the effect of which was partially offset by customer attrition during the period.

Revenue from carrier services increased $41.8 million, or 33.1%, to $167.9 million for the 2011 six-month period from $126.1 million for the 2010 six-month period. Of total carrier services revenue for the 2011 six-month period, revenue from core carrier services, access fee and reciprocal compensation fee revenue related to carrier services, and non-core POTS revenue related to carrier services accounted for 71.8%, 24.9% and 3.3%, respectively, compared to 71.1%, 23.4% and 5.5%, respectively, for the 2010 six-month period.

Revenue from core carrier services increased $30.8 million, or 34.4%, to $120.5 million for the 2011 six-month period from $89.7 million for the 2010 six-month period. The increase in core carrier services revenue primarily resulted from the inclusion of Cavalier’s operating results for the full 2011 six-month period. For the 2011 six-month period, revenue from monthly recurring fees and usage-based fees accounted for 66.9% and 20.3%, respectively, of revenue from core carrier services, compared to 59.3% and 27.2%, respectively, of such revenue for the 2010 six-month period.

Access fee revenue and reciprocal compensation included in carrier services revenue increased $12.3 million, or 41.7%, to $41.7 million for the 2011 six-month period from $29.4 million for the 2010 six-month period. Of total access fee revenue and reciprocal compensation included in carrier services for the 2011 six-month period, revenue from access fees accounted for 90.4% compared to 84.2% for the 2010 six-month period.

Non-core POTS revenue included in carrier services revenue decreased $1.4 million, or 19.8%, to $5.6 million for the 2011 six-month period from $7.0 million for the 2010 six-month period. The decrease in non-core POTS revenue primarily resulted from customer attrition.

Revenue from integrated solutions services increased $42.1 million, or 107.2%, to $81.4 million for the 2011 six-month period from $39.3 million for the 2010 six-month period. The increase in integrated solutions services revenue primarily resulted from the growth in both equipment sales and energy supply services due to the inclusion of operating results of U.S. Energy Partners LLC and Quagga Corporation for the full 2011 six-month period and XETA for a portion of the 2011 six-month period.

Cost of Sales. Cost of sales increased to $472.0 million for the 2011 six-month period from $389.5 million for the 2010 six-month period, in part because of increased costs associated with the acquisition of Cavalier, increased costs associated with equipment sales due to the June 2010 acquisition of Quagga Corporation and May 2011 acquisition of XETA, and costs incurred to procure electricity from market operators on a wholesale basis.

Leased transport charges increased to $355.8 million, or 75.4% of cost of sales, for the 2011 six-month period from $305.1 million, or 78.3% of cost of sales, for the 2010 six-month period.

Usage costs for local and long distance calls increased to $64.6 million, or 13.7% of cost of sales, for the 2011 six-month period from $58.8 million, or 15.1% of cost of sales, for the 2010 six-month period.

Cost of sales as a percentage of total revenue decreased to 47.1% for the 2011 six-month period from 49.5% for the 2010 six-month period. The improvement was driven by a broad array of operational enhancements, including the contribution of higher margin Cavalier revenues, improved local network costs resulting from earlier initiatives to transition special access circuits to unbundled network elements, and an increase in integrated equipment and network sales driven by PAETEC’s IP Simple product, which leverages PAETEC’s proprietary Allworx platform.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $346.0 million for the 2011 six-month period from $271.1 million for the 2010 six-month period primarily due to costs associated with higher staffing levels in PAETEC’s sales force and additional growth in headcount from acquisitions completed during 2010 and 2011. Selling, general and administrative expenses as a percentage of total revenue of 34.5% for the 2011 six-month period was consistent with that for the 2010 six-month period.

Acquisition, Integration and Separation Costs. During the 2011 six-month period, PAETEC recognized $5.9 million of acquisition, integration and separation costs. These costs were primarily related to employee separations.

Depreciation and Amortization. Depreciation and amortization expense increased to $129.1 million for the 2011 six-month period from $94.6 million for the 2010 six-month period. The increase was primarily attributable to the inclusion of Cavalier’s operating results for the full 2011 six-month period and to PAETEC’s network deployment and maintenance activities.

Debt Extinguishment and Related Costs. During the 2010 six-month period, PAETEC recognized a total of $4.4 million of debt extinguishment and related costs, which represented the elimination of $3.6 million of debt issuance costs and unamortized debt discount associated with the repayment of $240.2 million in aggregate principal amount of term loans and $30.0 million in aggregate principal amount of revolving loans outstanding under PAETEC’s senior secured credit facilities with the proceeds from the January 2010 issuance of PAETEC Holding’s 8 7/8% senior secured notes due 2017 and $0.8 million of costs related to the termination of its interest rate swap agreement.

Interest Expense. PAETEC’s average outstanding debt balances increased to $1,482.0 million for the 2011 six-month period from $975.8 million for the 2010 six-month period, as a result of the December 2010 issuance of $450.0 million in aggregate principal amount of PAETEC Holding’s 9 7/8% senior notes due 2018 and the May 2011 issuance of $100.0 million in aggregate principal amount of term loans. Interest expense increased to $69.8 million for the 2011 six-month period from $44.6 million for the 2010 six-month period due primarily to an increase in the average outstanding debt balances and an increase in the average annual borrowing rate. The weighted average annual borrowing rate, including the amortization of the debt discount and debt premium but excluding the amortization of deferred financing costs, for the 2011 six-month period was 9.4%, compared to 8.9% for the 2010 six-month period.

Income Taxes. The provision for income taxes for the 2011 six-month period was $1.5 million. The difference between the statutory rate and the effective tax rate for the 2011 six-month period was primarily attributable to the existence of a valuation allowance on PAETEC’s net deferred tax assets.

2010 Compared With 2009

Revenue. Total revenue increased $43.6 million, or 2.8%, to $1,623.8 million for 2010 from $1,580.2 million for 2009, primarily because of revenue attributable to acquisitions during 2010, the effect of which was substantially offset by declines in usage-based revenue and non-core POTS revenue. Of total revenue for 2010, revenue from network services, carrier services and integrated solutions accounted for 76.7%, 16.2% and 7.1%, respectively, compared to 79.6%, 16.5% and 3.9%, respectively, for 2009.

Revenue from network services decreased $13.3 million, or 1.1%, to $1,245.2 million for 2010 from $1,258.5 million for 2009. Of total network services revenue for 2010, revenue from core network services, access fee and reciprocal compensation fee revenue related to network services, and non-core POTS revenue related to network services accounted for 91.6%, 5.2% and 3.2%, respectively, compared to 90.7%, 5.7% and 3.6%, respectively, for 2009.

Revenue from core network services decreased $1.3 million, or 0.1%, to $1,140.5 million for 2010 from $1,141.8 million for 2009. For 2010, revenue from monthly recurring fees and usage-based fees accounted for 78.1% and 21.6%, respectively, of revenue from core network services, compared to 76.7% and 22.5%, respectively, of such revenue for 2009. The decrease in core network services revenue primarily resulted from a decline in usage-based revenue and compression associated with the migration of traditional voice customers to newer VoIP technology. The revenue impact of these factors was partially offset by an increase in data revenue generated by increased sales of Dynamic IP and MPLS VPN products and the inclusion of Cavalier’s results.

Access fee revenue and reciprocal compensation included in network services revenue decreased $6.1 million, or 8.6%, to $65.4 million for 2010 from $71.5 million for 2009. Of total access fee revenue and reciprocal compensation included in network services for 2010, revenue from access fees accounted for 91.6% compared to 90.2% for 2009.

Non-core POTS revenue included in network services revenue decreased $5.8 million, or 12.9%, to $39.3 million for 2010 from $45.1 million for 2009. The decrease in non-core POTS revenue primarily resulted from continued customer attrition.

Revenue from carrier services increased $2.7 million, or 1.0%, to $262.7 million for 2010 from $260.0 million for 2009. Of total carrier services revenue for 2010, revenue from core carrier services, access fee and reciprocal compensation fee revenue related to carrier services, and non-core POTS revenue related to carrier services accounted for 70.4%, 24.6% and 5.0%, respectively, compared to 72.1%, 21.1% and 6.8%, respectively, for 2009.

Revenue from core carrier services decreased $2.5 million, or 1.3%, to $184.9 million for 2010 from $187.4 million for 2009. The decrease in core carrier services revenue primarily resulted from a decline in usage-based revenue. For 2010, revenue from monthly recurring fees and usage-based fees accounted for 59.8% and 26.8%, respectively, of revenue from core carrier services, compared to 56.1% and 30.9%, respectively, of such revenue for 2009.

Access fee revenue and reciprocal compensation included in carrier services revenue increased $9.6 million, or 17.5%, to $64.5 million for 2010 from $54.9 million for 2009. Of total access fee revenue and reciprocal compensation included in carrier services revenue for 2010, revenue from access fees accounted for 85.8% compared to 77.0% for 2009.

Non-core POTS revenue included in carrier services revenue decreased $4.4 million, or 24.7%, to $13.3 million for 2010 from $17.7 million for 2009. The decrease in non-core POTS revenue primarily resulted from continued customer attrition.

Revenue from integrated solutions services increased $54.2 million, or 87.9%, to $115.9 million for 2010 from $61.7 million for 2009. Of this increase, $44.6 million was attributable to growth in both equipment sales and energy services as a result of business acquisitions during 2010.

Cost of Sales. Cost of sales increased to $808.9 million for 2010 from $782.4 million for 2009, in part because of an increase in special access rates and associated unbundled network element migration costs, increased costs associated with the acquisition of Cavalier, increased costs associated with equipment sales due to the June 2010 acquisition of Quagga Corporation, and costs incurred to procure electricity from market operators on a wholesale basis, the effects of which were partially offset by a decline in the rates associated with variable usage.

Leased transport charges increased to $613.0 million, or 75.8% of cost of sales, for 2010 from $610.6 million, or 78.0% of cost of sales, for 2009.

Usage costs for local and long distance calls decreased to $120.9 million, or 14.9% of cost of sales, for 2010 from $131.0 million, or 16.7% of cost of sales, for 2009. The decrease was primarily attributable to a decline in the average usage rates PAETEC is charged by network providers.

Cost of sales as a percentage of total revenue increased slightly from 49.5% for 2009 to 49.8% for 2010.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $559.7 million for 2010 from $559.5 million for 2009 primarily due to costs associated with higher staffing levels in PAETEC’s sales force and additional growth in headcount from acquisitions during 2010. The impact of these factors was substantially offset by a decrease in stock-based compensation. Selling, general and administrative expenses as a percentage of total revenue decreased to 34.5% for 2010 from 35.4% for 2009, due to initiatives initiated by management during 2010 to align costs more closely with revenue performance and expectations.

Acquisition, Integration and Separation Costs. During 2010, PAETEC recognized approximately $14.1 million of acquisition, integration and separation costs. These costs included acquisition-related advisory, legal, accounting, valuation, and other professional fees, as well as costs incurred in connection with employee separations.

Depreciation and Amortization. Depreciation and amortization expense increased to $196.5 million for 2010 from $184.6 million for 2009. The increase was primarily attributable to PAETEC’s network deployment activities.

Debt Extinguishment and Related Costs. During 2010, PAETEC recognized a total of $7.4 million of debt extinguishment and related costs, which represented the elimination of $3.6 million of debt issuance costs and unamortized debt discount associated with the repayment of $240.2 million in aggregate principal amount of term loans and $30.0 million in aggregate principal amount of revolving loans outstanding under the company’s senior secured credit facilities with the proceeds from the January 2010 issuance of $300 million in aggregate principal amount of PAETEC Holding’s 8 7/8% senior secured notes due 2017 and $0.8 million of costs related to the termination of its interest rate swap agreement. Approximately $3.0 million represented the elimination of unamortized debt issuance costs associated with a financing commitment for senior secured bridge loans which PAETEC terminated upon completion of the offering of the 9 7/8% senior notes due 2018 in December 2010.

Interest Expense. PAETEC’s average outstanding debt balances increased to $1,019.4 million for 2010 from $941.2 million for 2009, as a result of the December 2010 issuance of $450 million in aggregate principal amount of 9 7/8% senior notes due 2018 and the January 2010 issuance of $300 million in aggregate principal amount of 8 7/8% senior secured notes due 2017, which was partially offset by the repayment of the outstanding loans under the senior secured credit facilities from the proceeds of the 8 7/8% senior secured notes issuance. Interest expense increased to $96.3 million for 2010 from $74.1 million for 2009 due primarily to an increase in the average outstanding debt balances and an increase in the average annual borrowing rate. The weighted average annual borrowing rate, including the amortization of the debt discount and debt premium but excluding the amortization of deferred financing costs, for 2010 was 9.1%, compared to 7.7% for 2009.

Income Taxes. PAETEC completed a reorganization involving some of PAETEC Holding’s direct and indirect wholly-owned subsidiaries during 2010. The benefit from income taxes for 2010 reflects the impact to deferred taxes from the reorganization, net of certain current state taxes and income taxes in selected jurisdictions where net operating losses are not available.

PAETEC recorded a benefit from income taxes of $1.0 million for the year ended December 31, 2010, which represented an effective tax rate of 1.7%. The difference between the statutory rate and PAETEC’s effective tax rate for the tax year ended December 31, 2010 was primarily attributable to a $6.2 million tax charge to establish a valuation allowance in the current year, the effect of non-deductible stock-based compensation, and the tax impact of the reorganization.

Deferred income tax assets or liabilities reflect temporary differences between amounts of assets and liabilities, including net operating loss, or “NOL,” carryforwards, for financial and tax reporting. Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred income tax asset for which realization is uncertain.

PAETEC considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income and recent financial operations, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is used in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified. In evaluating the objective evidence that historical results provide, PAETEC considered the past three years of combined results on a pro forma basis, including the results of Cavalier beginning on January 1, 2008.

Based on an assessment of the available positive and negative evidence, including the historical pro forma combined results, PAETEC determined that there are uncertainties relative to its ability to utilize the net deferred income tax assets. In recognition of these uncertainties, PAETEC provided a valuation allowance of $468.8 million on the net deferred income tax assets as of December 31, 2010. A valuation allowance of $367.9 million existed on the net deferred income tax assets as of December 31, 2009, resulting in a net increase of $100.9 million in the year ended December 31, 2010, of which $6.2 million represented a charge to income tax expense and $94.7 million represented a charge to goodwill as it relates primarily to purchase accounting for the Cavalier acquisition. PAETEC will continue to evaluate the need for a valuation allowance in the future, and if it is determined that its deferred income tax assets are realizable, an adjustment to the valuation allowance will be reflected.

Upon the January 1, 2009 adoption of ASC 805, Business Combinations, changes in deferred tax asset valuation allowances and income tax uncertainties after an acquisition date generally will affect income tax expense, including charges and uncertainties associated with acquisitions that closed prior to the effective date of ASC 805.

As of December 31, 2010, PAETEC had federal NOL carryforwards of approximately $1.3 billion, including approximately $262.9 million of NOL carryforwards acquired as part of the December 6, 2010 acquisition of Cavalier. PAETEC has recorded a deferred income tax asset of approximately $519.8 million reflecting the benefit of federal and state loss carryforwards. If unused, the NOL carryforwards would expire on various dates from 2016 through 2030. Included in the NOL carryforward deferred tax asset above is approximately $457.4 million of deferred tax assets attributable to federal NOLs and $62.4 million of deferred tax assets attributable to state NOLs. In recognition of the uncertainties relative to the utilization of the NOLs, a full valuation allowance has been recorded.

As a result of the realization requirements of ASC 718, Compensation—Stock Compensation, PAETEC’s deferred tax assets at December 31, 2010 do not include approximately $89.8 million of excess tax benefits from employee stock option exercises that are a component of PAETEC’s NOL carryforwards. Equity will be increased by approximately $31.4 million if and when such deferred tax assets are ultimately realized for federal income tax purposes. PAETEC uses ordering pursuant ASC 740, Income Taxes, for purposes of determining when excess tax benefits have been realized.

ASC 740 also provides guidance to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold which income tax positions must achieve before being recognized in the financial statements. ASC 740 requires expanded annual disclosures, including a rollforward of the beginning and ending aggregate unrecognized tax benefits as well as specific information related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. The amount of unrecognized tax benefits from uncertain tax positions, including interest, at December 31, 2010 was $0.8 million, the majority of which, if recognized, would affect the effective tax rate.

2009 Compared With 2008

Revenue. Total revenue increased $9.8 million, or 0.6%, to $1,580.2 million for 2009 from $1,570.4 million for 2008, principally due to a 12.9% increase in PAETEC’s data revenue and the inclusion of McLeodUSA’s results for the full 2009 period. Of total revenue for 2009, revenue from network services, carrier services and integrated solutions accounted for 79.6%, 16.5% and 3.9%, respectively, compared to 78.8%, 17.3% and 3.9%, respectively, for 2008.

Revenue from network services increased $20.8 million, or 1.7%, to $1,258.5 million for 2009 from $1,237.7 million for 2008. For 2009, revenue from monthly recurring fees and usage-based fees accounted for 72.3% and 26.6%, respectively, of revenue from network services, compared to 71.6% and 27.8%, respectively, of such revenue for 2008. Revenue from core network services accounted for 72.3% of total revenue for 2009, compared to 70.5% for 2008. Revenue from core network services increased $34.3 million, or 3.1%, to $1,141.8 million for 2009 from $1,107.5 million for 2008. The increase in core network services revenue primarily resulted from a 13.0% increase in PAETEC’s data revenue generated by increased sales of its Dynamic IP and MPLS VPN products, as well as from the inclusion of McLeodUSA’s results for the full 2009 period. Growth of the network services business was affected by lower billable minutes of use, increased pricing pressure, and continued customer attrition, particularly in the non-strategic POTS portion of the business obtained as part of the McLeodUSA acquisition.

Revenue from carrier services decreased $11.3 million, or 4.1%, to $260.0 million for 2009 from $271.3 million for 2008. Revenue from core carrier services accounted for 11.9% of total revenue for 2009, compared to 11.6% for 2008. The decrease in carrier services revenue primarily resulted from a decrease in access fee revenue and reciprocal compensation. For 2009, revenue from monthly recurring fees and usage-based fees accounted for 47.2% and 43.4%, respectively, of revenue from carrier services, compared to 42.0% and 49.9%, respectively, of such revenue for 2008. The increase in monthly recurring fees as a percentage of total carrier services revenue was primarily attributable to the inclusion of McLeodUSA’s results for the full 2009 period, as monthly recurring fees historically have represented a higher percentage of total carrier services revenue of McLeodUSA’s business than of PAETEC’s business.

Access fee revenue and reciprocal compensation included in network services revenue and access fee revenue and reciprocal compensation included in carrier services revenue together accounted for 8.0% of total revenue for 2009, compared to 8.6% for 2008. Reciprocal compensation revenue included in network services revenue and reciprocal compensation revenue included in carrier services revenue together accounted for 1.2% of total revenue for 2009, compared to 1.6% for 2008. Access fee revenue as a percentage of network services usage-based fees increased to 19.3% for 2009 from 17.7% for 2008, while reciprocal compensation as a percentage of network services usage-based fees increased slightly to 2.1% for 2009 from 2.0% for 2008. Network access fee revenue grew primarily due to the inclusion of McLeodUSA’s results for the full 2009 period. Access fee revenue as a percentage of carrier services usage-based fees increased to 37.5% for 2009 from 37.1% for 2008. Reciprocal compensation as a percentage of carrier services usage-based fees decreased to 11.2% for 2009 from 13.2% for 2008. The decrease in reciprocal compensation as a percentage of carrier services usage-based fees was principally attributable to a shift in product mix toward IP-based services and other services that do not generate as much or any reciprocal compensation for PAETEC. PAETEC believes that the decrease also reflected in part adverse economic conditions in PAETEC’s markets that have contributed to usage-related pressure experienced by the carrier services business. The carrier services business also experienced a loss of some wireless customers, which PAETEC believes is primarily due to continuing consolidation in the wireless communications industry.

Revenue from integrated solutions services increased $0.2 million, or 0.4%, to $61.7 million for 2009 from $61.4 million for 2008. The increase in revenue generated by the integrated solutions business, which has a longer revenue cycle causing irregular trends on a quarterly basis, was attributable to growth in equipment sales.

Cost of Sales. Cost of sales increased slightly to $782.4 million for 2009 from $781.3 million for 2008, primarily due to the inclusion of McLeodUSA’s results for the full 2009 period.

Leased transport charges increased to $610.6 million, or 78.0% of cost of sales, for 2009 from $583.4 million, or 74.7% of cost of sales, for 2008, primarily due to the inclusion of McLeodUSA’s results for the full 2009 period.

Usage costs for local and long distance calls decreased to $131.0 million, or 16.7% of cost of sales, for 2009 from $153.2 million, or 19.6% of cost of sales, for 2008. The decrease was attributable in part to a decline in the average usage rates PAETEC is charged by network providers, as well as to a decline in minutes of use.

Cost of sales as a percentage of total revenue decreased slightly from 49.8% for 2008 to 49.5% for 2009.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to $559.5 million for 2009 from $572.2 million for 2008. The decrease was primarily due to a decline in salaries, wages and benefits and a decrease in sales and marketing expenses. The decrease was partially offset by the inclusion of McLeodUSA’s results for the full 2009 period, which resulted in an increase in facilities expense to support the company’s more extensive network infrastructure after the McLeodUSA acquisition. Selling, general and administrative expenses as a percentage of total revenue decreased to 35.4% for 2009 from 36.4% for 2008.

Sales and Use Tax Settlement. PAETEC recognized a $7.2 million benefit recorded as a sales and use tax settlement in the consolidated statements of operations and comprehensive (loss) income during the year ended December 31, 2009 as a result of settlement agreements entered into with the Iowa Department of Revenue. These assessments, including estimated interest and penalties, originally amounted to approximately $16.5 million. PAETEC entered into settlement agreements with the Iowa Department of Revenue in April 2009 and January 2010, resolving a substantial portion of the disputed assessments.

Depreciation and Amortization. Depreciation and amortization expense increased to $184.6 million for 2009 from $174.3 million for 2008, largely due to the inclusion of McLeodUSA’s results for the full 2009 period.

Debt Extinguishment and Related Costs. During 2009, PAETEC recognized a total of $17.9 million of debt extinguishment and related costs. In connection with the June 2009 issuance of $350 million in aggregate principal amount of 8 7/8% senior secured notes due 2017, PAETEC recognized $10.3 million of debt extinguishment and related costs, which reflected the elimination of $5.8 million of debt issuance costs and unamortized debt discount related to the repayment of approximately $330.5 million of outstanding term loans under the company’s senior secured credit facilities and $4.5 million of costs incurred related to the reduction of the notional amount of its swap agreement in effect as of June 30, 2009 from $400.0 million to $265.0 million. PAETEC recognized another $7.5 million of debt extinguishment and related costs in connection with the December 2009 reclassification into earnings of derivative losses previously reported in accumulated other comprehensive loss, due to the discontinuation of hedge accounting treatment of PAETEC’s swap agreement in effect as of December 31, 2009.

Interest Expense. PAETEC’s average outstanding debt balances increased to $933.2 million for 2009 from $878.2 million for 2008, primarily as a result of the $50.0 million principal amount of loans PAETEC obtained in October 2008 under its revolving credit facility and also as a result of PAETEC Holding’s issuance in June 2009 of $350 million in aggregate principal amount of its 8 7/8% senior secured notes due 2017 and application of the note proceeds to repay outstanding credit facility term loans. Interest expense increased slightly to $74.1 million for 2009 from $73.7 million for 2008, as the effect of higher debt levels and PAETEC’s issuance in June 2009 of its senior secured notes was offset by a decline in the weighted average annual borrowing rates under PAETEC’s credit facilities and its notes to 7.6% for 2009 from 7.8% for 2008.

Income Taxes. PAETEC recorded a tax benefit of $1.4 million for the year ended December 31, 2009, which represented an effective tax rate of 4.5%. The difference between the statutory rate and PAETEC’s effective tax rate for the tax year ended December 31, 2009 was primarily attributable to a $7.0 million tax charge to establish the valuation allowance on net operating losses generated in the current year, and the effect of non-deductible stock-based compensation.

PAETEC recorded a tax provision of $89.8 million for 2008, which represented an effective tax rate of (22)%. The difference between the statutory rate and PAETEC’s effective tax rate for the tax year ended December 31, 2008 was primarily attributable to a $355.0 million non-deductible goodwill impairment charge, a $104.3 million tax charge to establish a valuation allowance, and the effect of non-deductible stock-based compensation.

Based on an assessment of the available positive and negative evidence, including the historical pro forma combined results, PAETEC determined that there are uncertainties relative to its ability to utilize the net deferred tax assets. In recognition of these uncertainties, PAETEC provided a valuation allowance of $367.9 million on the net deferred income tax assets as of December 31, 2009. A valuation allowance of $368.2 million existed on the net deferred income tax assets as of December 31, 2008, resulting in a net decrease of $0.3 million in the year ended December 31, 2009, of which $7.0 million represented a charge to income tax expense and the offsetting $7.3 million decrease to equity.

As of December 31, 2009, PAETEC had federal NOL carryforwards of approximately $962.7 million, including approximately $300.0 million of NOL carryforwards acquired as part of PAETEC Corp.’s February 8, 2008 merger with McLeodUSA. PAETEC recorded a deferred income tax asset of approximately $381.4 million reflecting the benefit of federal and state loss carryforwards. If unused, the NOL carryforwards would expire on various dates from 2016 through 2029. In recognition of the uncertainties relative to the utilization of the federal NOLs, a full valuation allowance has been recorded.

Included in the NOL carryforward deferred tax asset above was approximately $44.4 million of deferred tax assets attributable to state NOLs. Management believes that it is more likely than not that the benefit from certain state NOL carryforwards will not be realized prior to their expiration. In recognition of this uncertainty, PAETEC provided a valuation allowance of $43.8 million on the deferred tax assets related to the state NOL carryforwards.

As a result of the realization requirements of ASC 718, Compensation—Stock Compensation, PAETEC’s deferred tax assets at December 31, 2009 do not include approximately $89.7 million of excess tax benefits from employee stock option exercises that are a component of PAETEC’s NOL carryforwards. Equity will be increased by approximately $31.4 million if and when such deferred tax assets are ultimately realized for federal income tax purposes.

The amount of unrecognized tax benefits from uncertain tax positions, including interest, at December 31, 2009 was $0.6 million, the majority of which, if recognized, would affect the effective tax rate.

Critical Accounting Policies

PAETEC’s consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require PAETEC to make estimates and assumptions. Of PAETEC’s significant accounting policies described in Note 2 to PAETEC’s audited consolidated financial statements included under “Consolidated Financial Statements of PAETEC” beginning on page F-1, PAETEC believes that the following policies may involve a higher degree of judgment and complexity.

Revenue Recognition. PAETEC generates recurring operating revenue pursuant to contracts with PAETEC’s customers and non-recurring revenue pursuant to non-recurring agreements. PAETEC recognizes revenue in accordance with generally accepted accounting principles, which require satisfaction of the following four basic criteria before revenue can be recognized:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed or determinable; and

•	collectibility is reasonably assured.

PAETEC bases its determination of the third and fourth criteria above on the company’s judgment regarding the fixed nature of the fee it has charged for the services rendered and products delivered, and the prospects that those fees will be collected. If changes in conditions should cause it to determine that these criteria likely will not be met for some future transactions, revenue recognized for any reporting period could be materially adversely affected.

Management makes estimates of future customer credits through the analysis of historical trends and known events. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

Network Services and Carrier Services Revenue. PAETEC derives revenue primarily from its sale of communications services. PAETEC’s service revenue consists principally of usage fees and monthly recurring fees.

Usage fees consist of fees paid by PAETEC’s customers for each call made, fees paid by the incumbent carriers in PAETEC’s markets as reciprocal compensation when the company terminates non-toll calls originated by their customers, and access fees paid by carriers for long distance calls that PAETEC originates and terminates. PAETEC recognizes revenue related to usage fees when the service is provided. PAETEC bills usage fees in arrears and uses estimates to recognize revenue for unbilled usage fees. PAETEC’s ability to generate reciprocal compensation revenue and access revenue is subject to numerous regulatory and legal proceedings. Until these proceedings are ultimately resolved, PAETEC’s policy is to recognize reciprocal compensation and access revenue only when it concludes that its realization of that revenue is reasonably assured.

Monthly recurring fees include the fees paid by PAETEC’s customers for lines in service and additional features on those lines. Monthly recurring fees are paid by PAETEC’s end-user customers and are billed in advance. PAETEC recognizes this revenue during the period in which it is earned.

PAETEC has arrangements where it recognizes revenue in accordance with ASC 605-20, Revenue Recognition Services, which requires some non-recurring service activation and installation fee revenues that are payable in advance of the provision of services to be deferred over the average customer life. In accordance with those guidelines, PAETEC defers service activation and installation fee revenues and related costs and amortizes them over the average customer life, which is primarily three years.

PAETEC also derives revenue from sales of indefeasible rights to use fiber optic telecommunications network facilities, or “IRUs,” and telecommunications network maintenance arrangements on such IRUs. The revenue from IRUs is recognized over the term of the related lease unless it qualifies as a sales type lease, for which revenue is recognized at the time the sale criteria in ASC 605-976, Real Estate—Retail Land, are met. Base annual revenue for telecommunications network maintenance is recognized on a straight-line basis over the term of the contract. Additional services provided under these contracts are recognized as the services are performed.

Integrated Solutions Revenue. PAETEC also derives revenue from sales of telecommunications equipment, software and energy supply services. Equipment revenue consists of fees PAETEC’s customers pay for equipment and for PAETEC’s system design and installation services. PAETEC recognizes equipment revenue upon delivery and acceptance of the equipment. PAETEC derives software revenue through selling and supporting its proprietary telecommunications software. PAETEC recognizes revenue related to software sales upon delivery and acceptance of the software in accordance with ASC 605-985, Software. Support fees include fees for maintenance of PAETEC’s telecommunications software and fees for training the end user in the proper use of PAETEC’s telecommunications software. PAETEC recognizes maintenance fees pro rata over the length of the underlying maintenance contract. PAETEC recognizes training fees after the training obligation has been fulfilled. Energy revenue is derived through the sale of energy supply services. PAETEC recognizes revenue related to energy sales when the service is provided.

Allowance for Doubtful Accounts. To determine its allowance for bad debts, PAETEC uses estimates based on the company’s historical collection experience, its assessment of current industry and economic trends, its customer concentrations and its credit policies. As of June 30, 2011, PAETEC had reserved for $12.5 million of bad debts.

PAETEC has reserved for expected bad debt losses based on the factors referred to above, and believes that its reserves are adequate. It is possible, however, that the sufficiency of PAETEC’s estimates could become materially inadequate as the composition of PAETEC’s receivables changes over time. PAETEC continually reviews and refines the estimation process to take account of these changes, but from time to time the company may need to adjust its estimate to reflect actual experience.

Cost of Sales. Costs of sales are composed primarily of network costs, which are costs incurred for leased transport charges and for transmission of voice and data services over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. PAETEC expenses network costs as incurred. These costs include PAETEC’s estimate of charges for which it has not yet received bills, and are based upon the estimated number of transmission lines and facilities PAETEC has in service and its estimated minutes of use based on internal reports. Once PAETEC receives an invoice from a carrier, the company begins a process of reconciling that carrier’s invoice to PAETEC’s internal reports. Once the reconciliation is complete, PAETEC follows contractual terms to dispute any erroneous billing and, ultimately, agrees with the carrier on the final amount due. In some cases, this reconciliation process can take several months to complete. PAETEC may make subsequent adjustments to its estimates after it receives bills for the actual costs it incurs, but PAETEC generally does not expect that these adjustments will be material to its operating results. Accordingly, PAETEC’s accrual for network costs includes estimates for which the reconciliation of the carriers’ invoices to PAETEC’s internal reports has not been completed. Because of the significance of access costs, the complexity of the systems that capture accrual information, and the quantity of negotiated and regulated rates, PAETEC believes that the estimation of network cost accruals is a critical accounting policy. As of December 31, 2010 and 2009, PAETEC had $36.2 million and $27.8 million, respectively, of disputed network invoices and approximately $4.7 million and $8.1 million, respectively, of recorded reserves related to disputed balances recorded in accounts payable on the consolidated balance sheets. As of June 30, 2011, PAETEC had approximately $24.1 million of disputed network invoices and approximately $5.7 million of recorded reserves related to that disputed balance recorded in accounts payable on the consolidated balance sheet.

Impairment of Long-Lived Assets and Finite-Lived Intangible Assets. It is PAETEC’s policy to review its long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors the company considers important, and which could trigger an impairment review, include the following:

•	significant under-performance of PAETEC’s assets relative to expected historical or projected future operating results;

•	significant changes in the manner in which PAETEC uses its assets or significant changes in PAETEC’s overall business strategy;

•	significant negative industry or economic trends; and

•	a significant decline in fair market value of PAETEC’s common stock for a sustained period.

PAETEC determines whether the carrying value of its long-lived assets, including property and equipment, and finite-lived intangible assets may not be recoverable based upon the existence of one or more of the foregoing or other indicators of impairment. PAETEC determines if impairment exists relating to long-lived assets by comparing future undiscounted cash flows to the asset’s carrying value. If the carrying value is greater than the undiscounted cash flows, PAETEC measures the impairment as the amount by which the carrying value of the assets exceeds the fair value of the assets. Because of the significance of long-lived assets and finite-lived intangible assets and the judgments and estimates that go into the fair value analysis, PAETEC believes that its policies regarding impairment are critical.

Goodwill and Indefinite-Lived Intangible Assets. In accordance with the provisions of ASC 350, Goodwill and Other Intangible Assets, PAETEC does not amortize goodwill or other acquired intangible assets with indefinite useful lives. PAETEC has identified two reporting units as defined in ASC 350. As of December 31, 2010 and 2009, PAETEC had $439.6 and $300.6 million of goodwill, respectively, with the telecommunications reporting unit accounting for approximately 99% of such goodwill as of the same dates. As of December 31, 2010 and 2009 and June 30, 2011, PAETEC had $2.4 million of intangible assets with indefinite lives, respectively.

Goodwill is assessed for impairment at least annually using a two-step impairment test. Step one of the test is used to identify whether or not impairment may exist. In step one, PAETEC compares the fair value of each individual reporting unit with its carrying amount. PAETEC estimates the fair value of its reporting units based on the income approach, using a discounted projection of future cash flows, supported with a market-based valuation. The income approach is dependent on a number of critical management assumptions, including estimates of future cash flows that take into account assumed growth rates, price increases, profitability margins, capital expenditures, benefits of recent acquisitions and expected synergies, and an appropriate discount rate. PAETEC’s estimates of discounted cash flows may differ from actual cash flows due to, among other factors, economic conditions, changes to PAETEC’s business model or changes in operating performance. Significant differences between these estimates and actual cash flows could materially affect PAETEC’s future financial results. If a reporting unit’s carrying amount exceeds its fair value, impairment may exist. Step two of the impairment test must then be performed to measure the amount of impairment, if any. Goodwill impairment potentially exists when the implied fair value of a reporting unit’s goodwill is less than its carrying value. ASC 350 requires PAETEC to determine the implied fair value of goodwill in the same manner as if PAETEC had acquired those reporting units. Specifically, PAETEC allocates the fair value of the reporting unit to the assets, including any unrecognized intangible assets, and liabilities of that reporting unit, in a hypothetical calculation that yields the implied fair value of the goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

PAETEC assesses the carrying value of its goodwill during the third quarter of each fiscal year. The annual assessment of the carrying value of PAETEC’s reporting units undertaken with respect to 2010, 2009 and 2008 indicated that goodwill was not impaired as of July 1, 2010, 2009 and 2008, respectively. While PAETEC has not finalized its annual assessment, it does not expect any potential impairment as of July 1, 2011.

In accordance with ASC 350, goodwill of a reporting unit will also be tested for impairment between annual tests if a triggering event occurs, as defined by ASC 350, which could potentially reduce the fair value of the reporting unit below its carrying value. During the third quarter of 2008, PAETEC experienced a significant decline in market capitalization as a result of a decrease in the market price of its common stock as reported on the NASDAQ Global Select Market. The decline in market capitalization occurred after PAETEC’s announcement in August 2008 that its operating results for the second quarter of 2008 would be lower than expected. Some factors contributing to this performance below expectations included less robust billable minutes of use, an increase in customer attrition rates, and continued pricing pressures resulting from competitive product offerings and customer demands for price reductions in connection with contract renewals. PAETEC determined that these factors combined with the overall general decline in the economy and financial markets were an indicator that a goodwill impairment test was required pursuant to ASC 350. As a result, PAETEC completed step one of the impairment process and concluded that the fair values of some of its reporting units were less than the carrying values. For those reporting units whose fair values were less than the carrying values, PAETEC conducted step two of the impairment process and determined that the fair value of each reporting unit’s goodwill was less than the carrying value and concluded that goodwill was impaired. PAETEC recorded a non-cash goodwill impairment charge of $340.0 million in the third quarter of 2008 based on a preliminary assessment. In the fourth quarter of 2008, management finalized the assessment in connection with the preparation of the company’s audited financial statements and recorded an additional non-cash charge of $15.0 million. Approximately 95% of the goodwill impairment charge was attributed to the telecommunications reporting unit. The $355.0 million impairment charge is representative of the cumulative impairment charges since PAETEC adopted ASC 805.

During the fourth quarter of 2008, PAETEC’s market capitalization declined further as a result of a decrease in the market price of its common stock as reported on the NASDAQ Global Select Market from the market price at September 30, 2008. PAETEC determined that the continued decline in market capitalization and the continuation of the factors that were identified during the third quarter of 2008 were an indicator that a goodwill impairment test was again required pursuant to ASC 350 for the fourth quarter of 2008. As a result, PAETEC completed step one of the impairment process and concluded that the fair values of its reporting units exceeded the carrying values and therefore recorded no impairment.

The changes in the carrying value of goodwill from January 1, 2009 through June 30, 2011 were as follows (in thousands):

Balance as of January 1, 2009 and December 31, 2009	$300,597
Goodwill related to the acquisition of Cavalier	112,363
Goodwill related to other acquisitions	26,596

Balance as of December 31, 2010	$439,556
Goodwill related to other acquisitions	32,808

Balance as of June 30, 2011	$472,364

Share-Based Payment. Employees of PAETEC participate in various equity incentive plans. In accordance with ASC 718, Compensation—Stock Compensation, PAETEC measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. PAETEC recognizes these compensation costs ratably over the period during which an employee is required to provide service in exchange for the award. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that uses assumptions regarding expected volatilities based on historical experience. The expected term of options granted is derived from the vesting period of the award, as well as exercisability of the award, and represents the period of time that options granted are expected to be outstanding. The risk-free rate is calculated using the U.S. Treasury yield curve, and is based on the expected term of the option. PAETEC uses historical data to estimate forfeitures.

The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and PAETEC uses different assumptions, its stock-based compensation expense could be materially different in the future. In addition, PAETEC is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If PAETEC’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from the amount recorded by PAETEC in the current period.

Income Taxes. PAETEC accounts for income taxes in accordance with ASC 740, Income Taxes. The asset and liability approach underlying ASC 740 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Management provides valuation allowances against the net deferred income tax asset for amounts that are not considered more likely than not to be realized.

PAETEC considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. PAETEC uses judgment in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified.

Business Combinations. PAETEC accounts for businesses acquired subsequent to January 1, 2009 using the acquisition method of accounting. Under this method, all acquisition-related costs are expensed as incurred. PAETEC records the underlying net assets at their respective acquisition-date fair values. As part of this process, PAETEC identifies and attributes values and estimated lives to property and equipment and intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives, and therefore require considerable judgment. These determinations affect the amount of depreciation and amortization expense recognized in future periods. The results of operations of acquired businesses are included in the consolidated statement of operations beginning on the respective business’s acquisition date.

Previously, PAETEC accounted for businesses acquired using the purchase method of accounting. PAETEC allocated the total cost of an acquisition, including certain acquisition-related costs, to the underlying net assets based on their respective estimated fair values.

Derivatives. ASC 815, Derivatives and Hedging, allows the gains and losses of a derivative to offset related results on the hedged item in the consolidated statements of operations and comprehensive loss, and requires PAETEC formally to document, designate and assess the effectiveness of transactions that receive hedge accounting.

Derivatives are recognized on the consolidated balance sheet at fair value. PAETEC’s freestanding derivative instruments are designated as hedges at inception and evaluated for effectiveness at least quarterly throughout the hedge period. These derivatives are designated as hedges of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

PAETEC formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet.

PAETEC discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument.

Legal and Contingency Reserves. PAETEC accounts for legal and other contingencies in accordance with ASC 450, Contingencies. Loss contingencies are accrued by a charge to income if both of the following conditions are met: information before issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements; and the amount of the loss can be reasonably estimated.

The foregoing list of critical accounting policies is not intended to be a comprehensive list of all of PAETEC’s accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for PAETEC to judge their application. There are also areas in which PAETEC’s judgment in selecting any available alternative would not produce a materially different result. In addition to reviewing the foregoing list, PAETEC encourages you to review carefully the notes to its audited consolidated financial statements appearing elsewhere in this prospectus, where you will find a more comprehensive description of the company’s accounting policies and additional disclosures that are required by generally accepted accounting principles.

Liquidity and Capital Resources

PAETEC finances its operations and growth primarily with cash flow from operations, issuances of debt securities and other loans, operating leases and normal trade credit terms.

Sources and Uses of Cash. PAETEC’s cash flows for the six months ended June 30, 2011 and 2010, respectively, were as follows (in thousands):

	Six Months Ended June 30,
	2011	2010
Net cash provided by operating activities	$112,453	$44,749
Net cash used in investing activities	$(169,662)	$(88,031)
Net cash provided by financing activities	$64,308	$14,063

The $67.7 million increase in cash flows from operating activities for the 2011 six-month period compared to the 2010 six-month period was primarily attributable to a $29.3 million increase in net loss adjusted for non-cash items and a $38.4 million increase in working capital.

PAETEC’s investing activities during the 2011 and 2010 six-month periods consisted primarily of activities related to the purchase of property and equipment. Net cash used in investing activities for the 2011 six-month period also included the acquisitions of XETA and Iperia Mobility Solutions, LLC and for the 2010 six-month period also included the acquisitions of U.S. Energy Partners LLC and Quagga Corporation.

Net cash provided by financing activities of $64.3 million for the 2011 six-month period primarily reflected proceeds from borrowings under PAETEC’s $100 million term loan credit facility, partially offset by repayments of long-term debt, including $25.0 million of outstanding revolving loans that were repaid with proceeds of the term loan facility. Net cash provided by financing activities of $14.1 million for the 2010 six-month period was primarily related to the issuance and sale in January 2010 of $300.0 million in aggregate principal amount of PAETEC Holding’s 8 7/8% senior secured notes due 2017, which was partially offset by the payment of debt issuance costs incurred in connection with such sale. PAETEC applied a portion of the proceeds from the sale to repay $240.2 million in aggregate principal amount of term loans and $30.0 million in aggregate principal of revolving loans outstanding under its senior secured credit facilities.

PAETEC’s cash flows for 2010, 2009 and 2008 were as follows (in thousands):

	Years Ended December 31,
	2010	2009	2008
Net cash provided by operating activities	$125,768	$152,169	$152,131
Net cash used in investing activities	$(621,894)	$(119,748)	$(227,971)
Net cash provided by (used in) financing activities	$438,771	$(44,061)	$127,767

The $26.4 million decrease in cash flows from operating activities for 2010 compared to 2009 was primarily attributable to a $27.4 million decrease in net income adjusted for non-cash items, which was offset by a $1.0 million increase in working capital. Cash flows from operating activities for 2009 were consistent with those for 2008, with a $33.3 million increase in net income adjusted for non-cash items being offset by a $33.3 million decrease in working capital.

PAETEC’s investing activities for 2010 consisted primarily of activities related to the acquisition of Cavalier and the purchase and installation of property and equipment. PAETEC’s investing activities for 2009 consisted primarily of activities related to the purchase and installation of property and equipment. PAETEC’s investing activities for 2008 consisted primarily of activities related to the acquisition of McLeodUSA and the purchase and installation of property and equipment.

Net cash provided by financing activities of $438.8 million for 2010 was primarily related to the January 2010 issuance and sale of $300.0 million in aggregate principal amount of the 8 7/8% senior secured notes due 2017 and the December 2010 issuance and sale of $450 million in aggregate principal amount of the 9 7/8% senior notes due 2018 by a wholly-owned subsidiary of PAETEC Holding and the subsequent assumption by PAETEC Holding of the subsidiary’s obligations and agreements in respect of the 9 7/8% senior notes. The effects of these note issuances were partially offset by the payment of debt issuance costs incurred in connection with each sale. See “—Indebtedness” below for information about the application of the proceeds of the note issuances. Net cash used in financing activities of $44.1 million for 2009 was primarily related to the repayment of $330.5 million in aggregate principal amount of borrowings under PAETEC’s senior secured credit facilities with the proceeds of its June 2009 offering of $350 million in aggregate principal amount of 8 7/8% senior secured notes due 2017, the payment of debt issuance costs incurred in connection with such sale, and the repayment of $20.0 million in aggregate principal amount of loans outstanding under PAETEC’s revolving credit facility. Net cash provided by financing activities for 2008 of $127.8 million was primarily related to $100 million of borrowings incurred under PAETEC’s incremental term loan facility, a portion of which was applied toward the redemption of McLeodUSA’s outstanding senior secured notes in connection with the McLeodUSA acquisition, and $50.0 million of borrowings under PAETEC’s revolving credit facility.

Contractual Obligations and Commitments. PAETEC has various contractual obligations and commercial commitments. PAETEC does not have off-balance sheet financing arrangements other than its letters of credit and operating leases. As of June 30, 2011, PAETEC was party to letters of credit totaling $8.7 million. PAETEC does not expect any material losses from the resolution of these letters of credit since performance is not likely to be required.

The following table sets forth, as of December 31, 2010, PAETEC’s future contractual obligations and commercial commitments:

Contractual Obligations

(in thousands)

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$1,425,530	$130	$25,165	$300,043	$1,100,192
Capital lease obligations	45,805	10,603	27,270	5,931	2,001
Operating leases	203,220	40,685	65,399	41,843	55,293
Purchase obligations	180,413	144,866	31,950	3,597	—
Other long-term liabilities	78,822	—	27,116	14,714	36,992

Total	$1,933,790	$196,284	$176,900	$366,128	$1,194,478

The long-term debt obligations in the table above do not include scheduled interest payments on the $25 million aggregate principal amount under PAETEC’s variable-rate revolving credit facility outstanding at December 31, 2010, which were generally based on the London interbank offered rate (“LIBOR”), and on the $1,400 million aggregate principal amount under PAETEC’s senior notes and senior secured notes outstanding at December 31, 2010. PAETEC projects interest payments on such indebtedness to be $136.1 million for fiscal 2011, $135.5 million for fiscal 2012, $135.4 million for fiscal 2013 and 2014, $119.7 million for fiscal 2015, and $216.1 million thereafter. See Note 6 to PAETEC’s audited consolidated financial statements under “Consolidated Financial Statements of PAETEC” beginning on page F-1 for additional information regarding the company’s indebtedness as of December 31, 2010.

During the quarter ended June 30, 2011, primarily as a result of borrowings in May 2011 under the $100 million term loan credit facility and the repayment of the $25 million aggregate principal balance outstanding under PAETEC’s revolving loan facility, PAETEC’s long-term debt obligations with payments due in 1 to 3 years were reduced from $25.2 million as of December 31, 2010 to $2.2 million, and PAETEC’s long-term debt obligations with payments due in more than 5 years increased from $1,100.2 million as of December 31, 2010 to $1,195.4 million. There were no further material changes during such quarter in PAETEC’s contractual obligations as of December 31, 2010.

Indebtedness. At June 30, 2011, PAETEC had approximately $1,521.8 million of total indebtedness, net of an unamortized discount of $21.9 million. The overall weighted average annual interest rate, including the amortization of the debt discount and debt premium but excluding deferred financing costs, was 9.4%. Of this total indebtedness, an aggregate principal amount of $300.0 million was outstanding under PAETEC Holding’s 9.5% senior notes due 2015, an aggregate principal amount of $650.0 million was outstanding under PAETEC Holding’s 8 7/8% senior secured notes due 2017, an aggregate principal amount of $450.0 million was outstanding under PAETEC Holding’s 9 7/8% senior notes due 2018, an aggregate principal amount of $99.8 million was outstanding under PAETEC Holding’s term loan credit facility, and an aggregate of $44.0 million consisted of capital leases and other indebtedness.

On May 31, 2011, PAETEC Holding entered into an amended and restated credit agreement, dated as of May 31, 2011, which amended and restated PAETEC Holdings credit agreement dated February 28, 2007, as amended. Under the amended credit agreement, lenders have made available to PAETEC $225 million of senior secured credit facilities consisting of the following:

•	a $100 million term loan credit facility under which PAETEC obtained term loans on May 31, 2011 in an aggregate principal amount of $100 million; and

•

a revolving credit facility under which PAETEC may obtain from time to time revolving loans of up to an aggregate principal amount of $125 million outstanding at any time and under which no amounts were outstanding as of June 30, 2011.

The proceeds of the $100 million term loan credit facility obtained on May 31, 2011 were used as follows:

•

approximately $69.5 million to pay the merger consideration and associated costs and expenses related to the completion on May 31, 2011 of PAETEC’s acquisition by merger of XETA, including repayment of borrowings outstanding under the acquired company’s revolving line of credit;

•	approximately $25.1 million to repay in full all outstanding revolving loans incurred under the original credit agreement; and

•	the remaining proceeds to pay fees and expenses incurred in connection with the new credit facilities, and for other general corporate purposes.

PAETEC is required to satisfy a total leverage ratio under which the ratio of its consolidated debt to its adjusted consolidated EBITDA (as defined for purposes of the credit agreement) will not be permitted to be greater than (a) 5.00:1.00 on the last day of any fiscal quarter ending before December 31, 2011 or (b) 4:75:1.00 on the last day of any fiscal quarter ending on or after December 31, 2011. PAETEC was in compliance with this financial covenant as of June 30, 2011.

Capital and Cash Requirements. Subject to the merger, PAETEC expects that it will continue to require significant capital expenditures to maintain and enhance its network and services and to generate planned revenue growth. PAETEC made capital expenditures, principally for the purchase of communications equipment, of approximately $99.8 million in the 2011 six-month period. PAETEC expects to fund all of its 2011 capital expenditures from cash on hand and cash flow from operations. PAETEC plans to make such capital expenditures primarily for the following purposes:

•	to continue to acquire and install equipment to enhance and maintain its network;

•	to increase penetration of its existing markets;

•	to expand its operations into additional geographic markets; and

•	to make infrastructure enhancements, principally for its back office systems.

The actual amount and timing of PAETEC’s capital requirements may differ materially from its estimates as a result of regulatory, technological and competitive developments in the company’s industry. As of June 30, 2011, PAETEC had entered into agreements with vendors to purchase approximately $51.2 million of equipment and services, of which PAETEC expects $46.0 million to be delivered and payable in the year ending December 31, 2011 and $2.6 million to be delivered and payable in each of the years ending December 31, 2012 and 2013.

Subject to restrictions in the merger agreement, PAETEC may seek to purchase from time to time some of its outstanding senior notes and/or some of its outstanding senior secured notes for cash in open market transactions, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions and the discount, if any, at which the notes may be purchased, PAETEC’s liquidity requirements, contractual restrictions and other factors. The amounts involved in any such purchases may be material.

PAETEC believes that cash on hand and cash flow from operations, and amounts expected to be available under its revolving credit facility will provide sufficient cash to enable the company to fund its planned capital expenditures, make scheduled principal and interest payments on its debt, meet its other cash requirements, and maintain compliance with the terms of its financing agreements for at least the next 12 months. After the foregoing period, PAETEC may require additional capital for network enhancements to provide increased capacity to meet expected increased demand for its services. The amount and timing of these additional network enhancements, if any, will depend on the anticipated demand for services, the availability of funds and other factors. The actual amount and timing of PAETEC’s future capital requirements may differ materially from the company’s estimates depending on the demand for its services and new market developments and opportunities, and on other factors, including those described in Part I, “Item 1A. Risk Factors” in its Annual Report on Form 10-K for its 2010 fiscal year. If PAETEC’s plans or assumptions change or prove to be inaccurate, the foregoing sources of funds may prove to be insufficient. In addition, if PAETEC seeks to acquire other businesses or to accelerate the expansion of its business, it may be required to seek material amounts of additional capital. Additional sources may include equity and debt financing and other financing arrangements, such as vendor financing. Further, if PAETEC believes it can obtain additional debt financing on advantageous terms, PAETEC may seek such financing at any time, to the extent that market conditions and other factors permit it to do so. The debt financing PAETEC may seek could be in the form of additional term loans under its existing or new senior secured credit facilities or additional debt securities having substantially the same terms as, or different terms from, PAETEC’s outstanding senior notes and senior secured notes. Any inability of PAETEC to generate the sufficient funds that it may require or to obtain such funds under reasonable terms could limit its ability to increase its revenue or to operate profitably. PAETEC’s ability to raise any required funds is subject to restrictions imposed by covenants contained in its existing debt agreements and could be negatively affected by a continuation of adverse conditions in the credit and capital markets.

Recent Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income. The new guidance will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current GAAP. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. PAETEC is currently evaluating this guidance, but does not expect its adoption will have a material effect on PAETEC’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance amends certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption by public entities prohibited. PAETEC is currently evaluating this guidance, but does not expect its adoption will have a material effect on PAETEC’s financial statements.

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605). This ASU provides amendments to the criteria in ASC 605-25 for separating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable, which includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two is available. This ASU also eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement. Finally, this ASU expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements. The adoption of this accounting standard on January 1, 2011 did not have a material impact on PAETEC’s financial statements.

In October 2009, the FASB issued ASU 2009-14, Certain Revenue Arrangements that include Software Elements. This ASU amends accounting and reporting guidance under ASC 605-985 to exclude from its scope all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. The adoption of this accounting standard on January  1, 2011 did not have a material impact on PAETEC’s financial statements.

Quantitative and Qualitative Disclosures about Market Risk

PAETEC is exposed to market risks in the normal course of business. PAETEC manages the sensitivity of its results of operations to these risks by maintaining an investment portfolio consisting primarily of short-term, interest-bearing securities and by entering into long-term debt obligations with appropriate pricing and terms. PAETEC does not hold or issue derivative, derivative commodity or other financial instruments for trading purposes. PAETEC does not have any material foreign currency exposure. PAETEC’s major market risk exposure is to changing interest rates associated with borrowings the company uses to fund the expansion of its business and to support its acquisition activities. The interest rates that PAETEC is able to obtain on this debt financing depend on market conditions. PAETEC’s policy is to manage interest rates through a combination of fixed-rate debt and, from time to time, the use of interest rate swap contracts to manage the company’s exposure to fluctuations in interest rates on variable-rate debt. As of June 30, 2011, the $99.8 million term loan outstanding under PAETEC’s senior secured credit facilities accrued interest at floating rates. A change of one percentage point in the interest rates applicable to the balance of PAETEC’s variable-rate debt would result in a fluctuation of approximately $1.0 million in the company’s annual interest expense.

EXPERTS

The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2010 of Windstream Corporation have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of PAETEC and subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the acquisition of Cavalier Telephone Corporation on December 6, 2010 and the acquisition of McLeodUSA Incorporated on February 8, 2008). Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Cavalier Telephone Corporation and subsidiaries as of and for the year ended December 31, 2009, and as of December 31, 2008 and 2007 and for the years then ended included in this proxy statement/prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm and independent auditor, respectively, as stated in their reports which are included herein. Such consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Skadden Arps Slate Meagher & Flom LLP has provided to Windstream a legal opinion regarding the validity of the Windstream common stock to be issued in connection with the merger and a legal opinion regarding certain federal income tax matters relating to the merger. Hogan Lovells US LLP has provided to PAETEC a legal opinion regarding certain federal income tax matters relating to the merger.

WHERE YOU CAN FIND MORE INFORMATION

PAETEC and Windstream file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information filed by Windstream or PAETEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Windstream and PAETEC, at www.sec.gov. You may also access the SEC filings and obtain other information about Windstream and PAETEC through the websites maintained by Windstream and PAETEC, which are www.windstream.com and www.paetec.com, respectively. The information contained in such websites is not incorporated by reference into, and does not otherwise form a part of, this proxy statement/prospectus.

INCORPORATION BY REFERENCE

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by Windstream to register the shares of stock to be issued pursuant to the merger and the exhibits to the registration statement. The SEC allows Windstream to “incorporate by reference” information into this proxy statement/prospectus, which means that Windstream can disclose important information to you by referring you to other documents filed separately with the SEC. The Windstream information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Windstream has previously filed with the SEC, excluding any information in a Current Report on Form 8-K or other document deemed “furnished” and not filed under SEC rules. These documents contain important information about Windstream and its financial condition.

The following Windstream documents are incorporated by reference into this proxy statement/prospectus and are deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus:

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and June 30, 2011;

•	Proxy Statement on Schedule 14A filed with the SEC on March 24, 2011;

•

Windstream’s Current Reports on Form 8-K, as filed with the SEC on January 7, 2011 (two reports), January 25, 2011, February 8, 2011, February 14, 2011, March 2, 2011, March 3, 2011, March 14, 2011, March 15, 2011, March 18, 2011, March 30, 2011, April 27, 2011, August 2, 2011 and August 11, 2011, as well as Windstream’s Amendment No. 1 to Current Report on Form 8-K/A as filed with the SEC on August 2, 2011; and

•	Description of the common stock of Windstream Corporation contained in the Registration Statement on Form S-4, filed with the SEC on February 28, 2006.

All documents filed by Windstream with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the initial filing date of this document and prior to the date the offering is terminated are incorporated by reference into this proxy statement/prospectus and are part of this document from the date of filing.

You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing, by telephone or by e-mail from Windstream with the following contact information:

Windstream Corporation

Investor Relations

4001 Rodney Parham Road

Little Rock, Arkansas 72212

(866) 320-7922

windstream.investor.relations@windstream.com

If you would like to request any documents, please do so by                     , 2011 in order to receive them before the special meeting.

Neither Windstream nor PAETEC has authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus.

Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date and neither the mailing of this proxy statement/prospectus nor the issuance of Windstream common stock pursuant to the merger will create an implication to the contrary. All information contained in this proxy statement/prospectus with respect to PAETEC and its subsidiaries has been provided by PAETEC. All information contained or incorporated by reference into this proxy statement/prospectus with respect to Windstream and its subsidiaries has been provided by Windstream. Neither Windstream nor PAETEC warrants the accuracy of the information provided by the other party.

CONSOLIDATED FINANCIAL STATEMENTS OF PAETEC

PAETEC Holding Corp. and Subsidiaries

PAETEC Holding Corp. and Subsidiaries

Cavalier Telephone Corporation and Subsidiaries

Cavalier Telephone Corporation and Subsidiaries

Unaudited Consolidated Condensed Financial Statements

Consolidated Condensed Balance Sheets as of September 30, 2010 and December 31, 2009	F-101
Consolidated Condensed Statements of Operations for the three and nine months ended September 30, 2010 and 2009	F-102
Consolidated Condensed Statements of Stockholders’ Deficit for the nine months ended September 30, 2010 and 2009	F-103
Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 2010 and 2009	F-104
Notes to Consolidated Condensed Financial Statements (Unaudited)	F-105

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

PAETEC Holding Corp.

Fairport, New York

We have audited the accompanying consolidated balance sheets of PAETEC Holding Corp. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Boards (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly in all material respects, the financial position of PAETEC Holding Corp. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2011 expressed an unqualified opinion (not included herein).

As discussed in Note 1 to the consolidated financial statements, the Company acquired Cavalier Telephone Corporation on December 6, 2010 and the Company acquired McLeod USA Incorporated on February 8, 2008.

/s/ DELOITTE & TOUCHE LLP

Rochester, New York

March 16, 2011

PAETEC Holding Corp. and Subsidiaries

Consolidated Balance Sheets

December 31, 2010 and 2009

(Amounts in Thousands, Except Share and Per Share Amounts)

	December 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$95,533	$152,888
Accounts receivable, net of allowance for doubtful accounts of $11,044 and $11,892, respectively	253,175	201,308
Deferred income taxes	10,801	8,365
Prepaid expenses and other current assets	27,584	22,380

Total current assets	387,093	384,941
Property and equipment, net	860,782	619,048
Goodwill	439,556	300,597
Intangible assets, net	279,691	134,647
Other assets, net	40,816	18,347

Total assets	$2,007,938	$1,457,580

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$102,169	$63,528
Accrued expenses	36,954	34,885
Accrued payroll and related liabilities	20,373	34,512
Accrued taxes	48,897	37,203
Accrued commissions	22,532	18,180
Accrued capital expenditures	13,707	8,625
Accrued interest	17,278	13,376
Deferred revenue	82,232	62,215
Current portion of long-term debt and capital lease obligations	10,733	4,786

Total current liabilities	354,875	277,310
Long-term debt and capital lease obligations	1,437,356	921,271
Other long-term liabilities	78,822	59,939

Total liabilities	1,871,053	1,258,520

Commitments and contingencies (Note 12)
Stockholders’ Equity:
Common stock, $.01 par value; 300,000,000 authorized shares at December 31, 2010 and December 31, 2009, 144,026,358 shares issued and outstanding at December 31, 2010, 145,284,100 shares issued and outstanding at December 31, 2009	1,440	1,453
Additional paid-in capital	766,948	771,369
Accumulated deficit	(631,503)	(573,762)

Total stockholders’ equity	136,885	199,060

Total liabilities and stockholders’ equity	$2,007,938	$1,457,580

See notes to consolidated financial statements.

PAETEC Holding Corp. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2010, 2009 and 2008

(Amounts in Thousands, Except Share and Per Share Amounts)

	Year Ended December 31,
	2010	2009	2008
Revenue:
Network services revenue	$1,245,157	$1,258,489	$1,237,668
Carrier services revenue	262,749	260,023	271,279
Integrated solutions revenue	115,910	61,675	61,433

Total revenue	1,623,816	1,580,187	1,570,380
Cost of sales (exclusive of operating items shown separately below)	808,892	782,389	781,347
Selling, general and administrative expenses (exclusive of operating items shown separately below and inclusive of stock-based compensation)	559,673	559,541	572,180
Acquisition, integration and separation costs	14,124	—	12,700
Sales and use tax settlement	—	(7,221)	—
Impairment charge	—	—	355,000
Depreciation and amortization	196,543	184,588	174,251

Income (loss) from operations	44,584	60,890	(325,098)
Debt extinguishment and related costs	7,382	17,891	—
Other income, net	(392)	(1,107)	(663)
Interest expense	96,339	74,149	73,663

Loss before income taxes	(58,745)	(30,043)	(398,098)
(Benefit from) provision for income taxes	(1,004)	(1,354)	89,797

Net loss	(57,741)	(28,689)	(487,895)
Other comprehensive income (loss):
Change in fair value of hedge instruments, net of income taxes	—	6,947	(13,403)

Comprehensive loss	$(57,741)	$(21,742)	$(501,298)

Basic and diluted net loss per common share	$(0.40)	$(0.20)	$(3.48)

Basic and diluted weighted average common shares outstanding	145,345,301	143,371,462	140,210,860

See notes to consolidated financial statements.

PAETEC Holding Corp. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2010, 2009 and 2008

(Amounts in Thousands, Except Share Amounts)

	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
BALANCE, January 1, 2008	$1,031	$(1,063)	$216,550	$(5,619)	$(57,178)	$153,721
Issuance of shares in connection with McLeodUSA merger	400	—	493,371	—	—	493,771
Issuance of shares in connection with other acquisitions, 75,000 shares	1	—	648	—	—	649
Assumption of options and warrants in connection with McLeodUSA merger	—	—	26,828	—	—	26,828
Exercise of stock options and warrants, 3,053,164 shares	30	—	14,282	—	—	14,312
Excess tax benefits from employee stock option exercises	—	—	396	—	—	396
Costs of registering securities	—	—	(292)	—	—	(292)
Shares withheld to satisfy tax withholding requirements related to restricted stock units granted	—	(58)	(34)	—	—	(92)
Stock-based compensation expense	—	—	22,015	—	—	22,015
Shares issued under employee stock purchase plan	6	—	1,421	—	—	1,427
Repurchase of common stock	(59)	—	(12,951)	—	—	(13,010)
Retirement of treasury stock	—	1,121	(1,121)	—	—	—
Net loss	—	—	—	—	(487,895)	(487,895)
Change in fair value of interest rate swaps, net of income taxes	—	—	—	(13,403)	—	(13,403)

BALANCE, December 31, 2008	1,409	—	761,113	(19,022)	(545,073)	198,427
Exercise of stock options and warrants, 1,048,595 shares and vesting of restricted stock units, 6,689,167 shares	79	—	2,080	—	—	2,159
Costs of registering securities	—	—	(80)	—	—	(80)
Shares withheld to satisfy tax withholding requirements related to restricted stock units granted	(23)	—	(6,794)	—	—	(6,817)
Stock-based compensation expense	—	—	18,772	—	—	18,772
Shares issued under employee stock purchase plan	7	—	1,709	—	—	1,716
Repurchase of common stock	(19)	—	(5,431)	—	—	(5,450)
Net loss	—	—	—	—	(28,689)	(28,689)
Change in fair value of interest rate swaps, net of income taxes	—	—	—	6,947	—	6,947
Reclassification to debt extinguishment and related costs for reduction in notional amount of swap agreement	—	—	—	4,531	—	4,531
Reclassification to debt extinguishment and related costs for discontinuance of hedge accounting treatment	—	—	—	7,544	—	7,544

BALANCE, December 31, 2009	1,453	—	771,369	—	(573,762)	199,060
Exercise of stock options and warrants, 936,014 shares and vesting of restricted stock units, 1,819,083 shares	27	—	2,022	—	—	2,049
Shares withheld to satisfy tax withholding requirements related to restricted stock units granted	(6)	—	(2,383)	—	—	(2,389)
Stock-based compensation expense	—	—	9,716	—	—	9,716
Shares issued under employee stock purchase plan	6	—	2,287	—	—	2,293
Repurchase of common stock	(40)	—	(16,063)	—	—	(16,103)
Net loss	—	—	—	—	(57,741)	(57,741)

BALANCE, December 31, 2010	$1,440	$—	$766,948	$—	$(631,503)	$136,885

See notes to consolidated financial statements.

PAETEC Holding Corp. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008

(Amounts in Thousands)

	Year Ended December 31,
	2010	2009	2008
OPERATING ACTIVITIES:
Net loss	$(57,741)	$(28,689)	$(487,895)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	196,543	184,588	174,251
Amortization of debt issuance costs	5,167	2,214	2,062
Amortization of debt discount	1,457	1,548	1,006
Bad debt expense	10,577	17,055	10,597
Stock-based compensation expense	9,716	18,772	22,015
Sales and use tax settlement	—	(7,221)	—
Gain on non-monetary transaction	—	(242)	—
(Gain) loss on disposal of property and equipment	(294)	(15)	195
Deferred income taxes	(1,342)	(3,234)	87,557
Debt extinguishment and related costs	6,626	13,360	—
Impairment charge	—	—	355,000
Change in assets and liabilities which provided (used) cash, excluding effects of acquisitions:
Accounts receivable	(8,820)	(15,520)	(13,829)
Prepaid expenses and other current assets	(370)	(8,631)	3,423
Other assets	(4,011)	(26)	5,435
Accounts payable	(5,253)	(25,161)	(2,849)
Accrued expenses	(10,667)	(16,729)	(16,537)
Accrued payroll and related liabilities	(19,584)	6,333	9,061
Accrued taxes	(5,414)	7,851	(613)
Accrued commissions	2,942	1,175	707
Accrued interest	3,855	55	(334)
Deferred revenue	2,381	4,686	2,879

Net cash provided by operating activities	125,768	152,169	152,131

INVESTING ACTIVITIES:
Purchases of property and equipment	(125,076)	(121,511)	(119,492)
Acquisitions, net of cash received—Cavalier	(457,664)	—	—
Acquisitions, net of cash received—other acquisitions	(38,094)	(125)	(2,101)
Acquisitions, net of cash received—McLeodUSA	(75)	(197)	(115,497)
Purchase of short-term investments	(1,972)	—	—
Proceeds from sale of short-term investments	1,972	—	3,412
Proceeds from settlement of restricted cash	(504)	2,652	4,873
Proceeds from disposal of property and equipment	651	892	1,780
Software development costs	(1,132)	(1,459)	(946)

Net cash used in investing activities	(621,894)	(119,748)	(227,971)

FINANCING ACTIVITIES:
Repayments of long-term debt	(284,379)	(362,576)	(17,675)
Payment for debt issuance costs	(24,317)	(10,930)	(1,395)
Proceeds from long-term borrowings	761,617	337,921	144,400
Repurchase of common stock/stock options	(16,103)	(5,450)	(13,010)
Payment for registering securities	—	(80)	(292)
Proceeds from exercise of stock options, warrants and purchase plans	4,342	3,875	15,739
Payment of tax withholding on vested stock units	(2,389)	(6,821)	—

Net cash provided by (used in) financing activities	438,771	(44,061)	127,767

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(57,355)	(11,640)	51,927
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	152,888	164,528	112,601

CASH AND CASH EQUIVALENTS, END OF YEAR	$95,533	$152,888	$164,528

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$87,270	$71,000	$71,420

Cash paid for income taxes	$728	$2,015	$2,609

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Accrued property and equipment expenditures	$25,867	$14,171	$19,153

Treasury stock retirement	$—	$—	$1,121

Tenant incentive leasehold improvements	$1,713	$1,673	$955

Fair value of assets acquired in business acquisition	$—	$—	$661,338

Liabilities assumed in business acquisition	$—	$—	$140,090

Equity consideration issued in business acquisition	$—	$—	$521,248

Accrued business acquisition costs/contingent consideration	$7,499	$282	$668

Equipment purchased under capital leases	$38,668	$15,996	$5,789

See notes to consolidated financial statements.

PAETEC Holding Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

1.	DESCRIPTION OF BUSINESS

Nature of Business

PAETEC Holding Corp. (“PAETEC Holding”) is a Delaware corporation that, through its subsidiaries, provides broadband communications services, including data and Internet access services, local telephone services and domestic and international long distance services, primarily to business end-user customers.

On February 8, 2008, PAETEC Holding completed its combination by merger (the “McLeodUSA merger”) with McLeodUSA Incorporated (“McLeodUSA”), which became a wholly-owned subsidiary of PAETEC Holding upon completion of the merger. On December 6, 2010, PAETEC Holding completed its combination by merger (the “Cavalier merger”) with Cavalier Telephone Corporation (“Cavalier”), which became a wholly-owned subsidiary of PAETEC Holding upon completion of the merger (Note 3).

The accompanying historical consolidated financial statements and notes reflect the financial results of PAETEC Holding and PAETEC’s wholly-owned subsidiaries. For the period beginning on February 9, 2008, the accompanying historical consolidated financial statements and notes include the financial results of McLeodUSA and McLeodUSA’s wholly-owned subsidiaries. For the period beginning on December 6, 2010, the accompanying historical consolidated financial statements and notes include the financial results of Cavalier and Cavalier’s wholly-owned subsidiaries.

References to the “Company” in these Notes to Consolidated Financial Statements are to PAETEC Holding and PAETEC Holding’s wholly-owned subsidiaries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation—The accompanying consolidated financial statements include the accounts of PAETEC Holding and PAETEC Holding’s wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Segment Disclosure—The Company operates in one segment.

Cash and Cash Equivalents—The Company includes as cash and cash equivalents, cash, marketable securities and commercial paper with original maturities of three months or less.

Allowance for Doubtful Accounts—To determine its allowance for bad debts, the Company uses estimates based on its historical collection experience, its assessment of current industry trends and its credit policies.

Prepaid Expenses and Other Current Assets—Prepaid expenses and other current assets consist of prepaid services, insurance, maintenance contracts and refundable deposits. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying agreements

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. Land is carried at cost. Employee-related costs directly related to network construction and enhancements are capitalized. Interest is also capitalized in connection with network construction. The capitalized labor and interest related to each asset is recorded as part of such asset and is amortized over the asset’s estimated useful life.

Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment as follows:

Communications networks	3 – 20 years
Computer hardware and purchased software	3 – 5 years
Equipment	3 – 20 years
Office equipment, furniture and fixtures	3 – 9 years
Leasehold improvements	shorter of 15 years or lease term
Buildings	12 – 30 years

Goodwill and Other Intangible Assets—Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.

In accordance with the provisions of Accounting Standards Codification (“ASC”) Topic 350, Goodwill and Other Intangible Assets, the Company does not amortize goodwill or other acquired intangible assets with indefinite useful lives. The Company has identified two reporting units as defined in ASC 350. Goodwill is assessed for impairment at least annually, based upon the Company’s estimate of the fair value of each reporting unit. As of December 31, 2010 and 2009, the Company had $2.4 million of indefinite-lived intangible assets.

The Company assesses the carrying value of its goodwill as of July 1 of each fiscal year. In accordance with ASC 350, goodwill of a reporting unit will also be tested for impairment between annual tests if a triggering event occurs, as defined by ASC 350, which could potentially reduce the fair value of the reporting unit below its carrying value. The annual assessments of the carrying value of the Company’s reporting units for the years ended December 31, 2010, 2009 and 2008 indicated that the value of the recorded goodwill was not impaired. An interim assessment of the carrying value of the Company’s reporting units, performed as of September 30, 2008, indicated that the value of recorded goodwill was impaired, resulting in the Company recording a $355.0 million impairment charge for the year ended December 31, 2008. The $355.0 million impairment charge is representative of the cumulative impairment charges since PAETEC adopted ASC Topic 805, Business Combinations.

Intangible assets with finite lives consist mainly of acquired customer relationships. These customer relationships intangible assets are amortized between 2 and 14 years using an accelerated amortization method. The finite-lived intangible assets are reviewed for possible impairment in accordance with ASC 360, Property, Plant, and Equipment. Additional information concerning the Company’s goodwill and other intangible assets is provided in Note 5.

Long-Lived Assets—The Company has a policy to review the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. For purposes of evaluating and measuring impairment, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charge for long-lived assets has been recorded in the accompanying consolidated financial statements for the year ended December 31, 2010, 2009 or 2008.

Software Development Costs—Software development costs incurred subsequent to establishing technological feasibility through general release of the software products are capitalized in accordance with ASC 985-20, Costs of Software to be Sold, Leased, or Marketed. Capitalized costs will be amortized on a product-by-product basis, with annual amortization being the greater of (1) the ratio of current product gross revenues to the total of current and anticipated future product gross revenues or (2) the straight-line method over the product’s remaining estimated economic life, including the current reporting period. Amortization begins once the associated software product is available for general release to customers. The unamortized balance of capitalized software was $5.8 million and $3.7 million as of December 31, 2010 and 2009, respectively. Amortization expense related to these costs was $1.4 million, $1.0 million and $0.7 million in the years ended December 31, 2010, 2009 and 2008, respectively.

Income Taxes—The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse. Deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. In addition, the Company has adopted the provisions of ASC 740, Income Taxes, which provides guidance to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold that the income tax positions must achieve before being recognized in the financial statements.

Other Assets—Other assets consist primarily of debt issuance costs, deposits and miscellaneous other assets. Debt issuance costs are amortized over the term of the related debt instruments and are recorded as interest expense.

Self-Insurance Reserve—The Company is self-insured for certain losses related to insurance, although it maintains stop-loss coverage with third party insurers to limit exposures. The estimate of its self-insurance liability contains uncertainty since the Company must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and claims for incidents incurred but not reported as of the balance sheet date. When estimating its self-insurance liability, the Company considers a number of factors which include, but are not limited to, historical claim experience and known claims not yet paid. The Company has not made any material changes in the accounting methodology used to establish its self-insurance liabilities during the three-year period ended December 31, 2010.

Legal and Contingency Reserves—The Company accounts for legal and other contingencies in accordance with ASC 450, Contingencies. Loss contingencies are accrued by a charge to income if two conditions are met. The first condition is that information prior to issuance of the consolidated financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss. The second condition is that the amount of the loss can be reasonably estimated.

Revenue Recognition—The Company derives its revenue primarily from sales of telecommunications services, principally usage fees and monthly recurring fees. Usage fees consist of fees paid by customers for each call made, access fees paid by carriers for long distance calls that the Company originates and terminates, and fees paid by the incumbent carriers as reciprocal compensation when the Company terminates local calls made by their customers. Revenue related to usage fees is recognized when the service is provided. Usage fees are billed in arrears and estimates are used to recognize revenue for unbilled usage fees. The Company’s ability to generate access fee revenue, including reciprocal compensation revenue, is subject to numerous regulatory and legal proceedings. Until these proceedings are ultimately resolved, the Company’s policy is to recognize access fee revenue, including reciprocal compensation revenue, only when it is concluded that realization of that revenue is reasonably assured.

Monthly recurring fees include the fees paid for lines in service and additional features on those lines. Monthly recurring fees are paid by end-user customers and are primarily billed in advance. This revenue is recognized during the period in which it is earned.

Management makes estimates of future customer credits through the analysis of historical trends and known events. Provisions for customer credits are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

The Company has arrangements where it recognizes revenue in accordance with ASC 605-20, Revenue Recognition Services, which requires some non-recurring service activation and installation fee revenues that are payable in advance of the provision of services to be deferred over the average customer life. In accordance with those guidelines, the Company defers service activation and installation fee revenues and related costs and amortizes them over the average customer life.

The Company also derives revenue from sales of indefeasible rights to use fiber optic telecommunications network facilities, or “IRU,” and telecommunications network maintenance arrangements on such IRUs. The revenue from IRUs is recognized over the term of the related lease unless it qualifies as a sales type lease, for which revenue is recognized at the time the sale criteria in ASC 605-976, Real Estate—Retail Land, are met. Base annual revenue for telecommunications network maintenance is recognized on a straight-line basis over the term of the contract. Additional services provided under these contracts are recognized as the services are performed.

The Company also derives revenue from sales of telecommunications equipment, software and energy supply services. Equipment revenue consists of fees paid for equipment and for system design and installation services. Equipment revenue is recognized upon delivery and acceptance of the equipment. Software revenue is derived through selling and supporting the Company’s proprietary telecommunications software. Revenue related to software sales is recognized upon delivery and acceptance of the software in accordance with ASC 605-985, Software. Support fees include fees for maintenance of the Company’s telecommunications software and fees for training the end user in the proper use of the telecommunications software. Maintenance fees are recognized pro rata over the length of the underlying maintenance contract. Training fees are recognized after the training obligation has been fulfilled. Energy revenue is derived through the sale of energy supply services. The Company recognizes revenue related to energy sales when the service is provided.

Arrangements with multiple deliverables are accounted for in accordance with ASC 605-25, Multiple-Element Arrangements. ASC 605-25 provides additional guidance on revenue recognition for transactions that may involve the delivery or performance of multiple products, services or rights to use assets, and performance that may occur at different points in time or over different periods. Arrangements with multiple deliverables are reviewed and the elements separated into units of accounting under the provisions of ASC 605-25, with the total consideration received allocated over the relative fair value of the units of accounting. Revenue is recognized as the elements are delivered, assuming all other conditions for recognition of revenue described above have been met.

The Company records all taxes billed to its customers and remitted to governmental authorities, including Universal Service Fund contributions and sales, use and excise taxes, on a net basis in its consolidated statements of operations and comprehensive loss.

Deferred Revenue—Deferred revenue as of December 31, 2010 and 2009 consisted of the following:

	As of December 31,
	2010	2009
	(in thousands)
Monthly recurring transport charges billed in advance	$57,960	$48,276
Deferred software maintenance revenue	8,175	6,327
Non-recurring service activation and installation fee revenue	4,799	4,839
Deferred indefeasible rights to use revenue	2,850	2,144
Other deferrals	8,448	629

Current deferred revenue	82,232	62,215
Non-current deferred indefeasible rights to use revenue	36,326	28,532
Other non-current deferred revenue	4,423	4,426

Total deferred revenue	$122,981	$95,173

Cost of Sales—Cost of sales consists primarily of leased transport charges, usage costs for local and long distance calls, costs associated with equipment sales, software implementation costs, and the costs incurred in procuring electricity from the market operators on a wholesale basis. Leased transport charges are the payments the Company makes to lease the telephone and data transmission lines it uses to connect customers to the Company’s network and to connect the Company’s network to the networks of other carriers. Usage costs for local and long distance calls are the costs incurred to connect the Company’s switching centers to each other, or for calls made by customers that are terminated on the networks of other carriers. These costs include an estimate of charges for which invoices have not yet been received, and are based upon the estimated number of transmission lines and facilities in service, estimated minutes of use and estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company’s service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments generally are not expected to be material to operating results. As of December 31, 2010 and 2009, the Company had $36.2 million and $27.8 million, respectively, of disputed network invoices and approximately $4.7 million and $8.1 million, respectively, of recorded reserves related to disputed balances recorded in accounts payable in the consolidated balance sheets.

Selling, General and Administrative Expenses—The Company’s selling, general and administrative expenses include selling and marketing, customer service, billing, facility expenses, corporate administration, engineering personnel and other personnel costs.

Stock-Based Compensation—ASC 718, Compensation—Stock Compensation, requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. ASC 718 requires that excess tax benefits that had been reflected as operating cash flows be reflected as financing cash flows. See Note 9 for additional information on stock-based compensation.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and accounts receivable. Exposure to losses on accounts receivable is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The Company places its cash and cash equivalents in financial institutions considered by management to be high quality and limits the amount of credit exposure to any one institution. The Company has not experienced any losses in these accounts and believes that it is not exposed to any significant credit risk on cash balances.

Concentration of Suppliers—The Company currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of transmission facilities owned by the suppliers. The Company is vulnerable to the risk of renewing favorable supplier contracts and timeliness of the supplier in processing the Company’s orders for customers, and is at risk related to regulation and regulatory developments that govern the rates to be charged to the Company and, in some instances, whether certain facilities are required to be made available to the Company.

Financial Instruments—The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying value of the Company’s financial instruments does not materially differ from the estimated fair values as of December 31, 2010 and December 31, 2009 except for debt. The fair values of the Company’s debt instruments are as follows:

•

As of December 31, 2010, the $450.0 million principal amount of the Company’s 9 7/8% senior notes due 2018 had an estimated fair market value of approximately $463.5 million, the $650.0 million principal amount of the Company’s 8 7/8% senior secured notes due 2017 had an estimated fair market value of approximately $695.5 million, and the $300.0 million principal amount of the Company’s 9.5% senior notes due 2015 had an estimated fair market value of approximately $311.3 million. At

December 31, 2009, the $270.2 million outstanding under the Company’s senior credit facilities had an estimated fair market value of approximately $258.1 million. At December 31, 2009, the $350.0 million outstanding under the Company’s 8 7/8% senior secured notes due 2017 had an estimated fair market value of approximately $354.4 million, and the $300.0 million outstanding under the Company’s 9.5% senior notes due 2015 had an estimated fair market value of approximately $288.8 million. The estimated market values as of December 31, 2010 and 2009 are based on year-end closing market prices published by securities firms. While the Company believes these approximations to be reasonably accurate at the time published, year-end closing market prices can vary widely depending on volume traded by any given securities firm and other factors. See Note 6 for further information regarding the Company’s long-term debt obligations.

•

The Company is also a party to letters of credit totaling $7.8 million and $7.3 million as of December 31, 2010 and 2009, respectively. Management does not believe it is practicable to estimate the fair value of these financial instruments and does not expect any material losses from their resolution since performance under these letters of credit is not likely to be required.

Use of Estimates in Financial Statements—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Combinations. The Company accounts for businesses acquired subsequent to January 1, 2009 using the acquisition method of accounting. Under this method, all acquisition-related costs are expensed as incurred. The Company records the underlying net assets at their respective acquisition-date fair values. As part of this process, the Company identifies and attributes values and estimated lives to property and equipment and intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash flows, discount rates and asset lives, and therefore require considerable judgment. These determinations affect the amount of depreciation and amortization expense recognized in future periods. The results of operations of acquired businesses are included in the consolidated statement of operations beginning on the respective business’s acquisition date.

Previously, the Company accounted for businesses acquired using the purchase method of accounting. The Company allocated the total cost of an acquisition, including certain acquisition-related costs, to the underlying net assets based on their respective estimated fair values.

Derivatives—ASC 815, Derivatives and Hedging, allows the gains and losses of a derivative to offset related results on the hedged item in the consolidated statements of operations and comprehensive loss, and requires the Company formally to document, designate and assess the effectiveness of transactions that receive hedge accounting.

Derivatives are recognized on the consolidated balance sheet at fair value. The Company’s freestanding derivative instruments are evaluated for hedge accounting at inception and evaluated for effectiveness at least quarterly throughout the hedge period. These derivatives are designated as hedges of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive loss and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument.

Interest rate swap agreements are periodically used by the Company to reduce exposure to fluctuations in the interest rates on its variable-rate debt. These agreements are recorded in the consolidated balance sheets at fair value. Changes in the fair value of the agreements are recorded in net loss or other comprehensive loss, based on whether the agreements are designated as part of a hedge transaction and whether the agreements are effective in offsetting the change in the value of the interest payments attributable to the Company’s variable-rate debt. In connection with its senior secured credit facilities, the Company had interest rate swaps as of December 31, 2009 (Note 6). As a result of the Company’s January 2010 issuance and sale of $300.0 million principal amount of its 8 7/8% senior secured notes due 2017 (Note 6), management determined that at December 31, 2009 it was no longer appropriate to designate the derivative as a hedge instrument. The discontinuation of hedge accounting resulted in a reclassification of $7.5 million from accumulated other comprehensive loss to debt extinguishment and related costs in the accompanying 2009 consolidated statements of operations and comprehensive loss.

Comprehensive Loss—Comprehensive loss includes all changes in stockholders’ equity during a period, except for changes resulting from investments by owners and distributions to owners. In the accompanying consolidated statements of operations and comprehensive loss for the years ended December 31, 2010, 2009 and 2008, comprehensive loss includes the Company’s net loss and also includes the change in the market value, net of income taxes, of derivative hedge instruments of $6.9 million and $13.4 million for the years ended December 31, 2009 and 2008, respectively.

Recently Issued Accounting Standards—In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU requires reporting entities with zero or negative carrying amounts of goodwill to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This guidance is effective for impairment tests performed during an entity’s fiscal year, and interim periods within those years, beginning after December 15, 2010. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU requires reporting entities that present comparative financial statements to present the pro forma disclosures as if the business combination occurred at the beginning of the prior annual period. The guidance also expands the supplementary pro forma disclosures to include additional disclosures describing the nature and amount of material, nonrecurring pro forma adjustments. This guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company chose to early adopt this guidance effective January 1, 2010.

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605). This ASU provides amendments to the criteria in ASC 605-25 for separating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable, which includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two is available. This ASU also eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement. Finally, this ASU expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements. This ASU is effective for fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, Certain Revenue Arrangements that include Software Elements. This ASU amends accounting and reporting guidance under ASC 605-985 to exclude from its scope all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. ASU 2009-14 will be effective for fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

3.	ACQUISITIONS

Acquisition of Cavalier

On December 6, 2010, the Company completed its acquisition by merger of Cavalier Telephone Corporation (“Cavalier”), a facilities-based competitive communications services provider that delivers traditional circuit-switched telephony services and IP-based communications services to customers in 16 states in the Mid-Atlantic, Southeast and Midwest regions of the United States, as well as in the District of Columbia. On the closing date, Cavalier continued in existence as a wholly-owned subsidiary of PAETEC Holding.

Cavalier provides commercial, consumer and government customers and other communications providers with high-quality voice and data communications services that include high-speed and dial-up Internet services, local and long distance telephone services, and transport services. Cavalier maintains one of the most extensive competitive networks in the Eastern United States, with approximately 16,600 route miles of fiber.

The purchase price for the acquisition was approximately $489.8 million in cash. The merger was accounted for as an acquisition of Cavalier by PAETEC using the acquisition method in accordance with ASC 805. None of the goodwill recognized is expected to be deductible for income tax purposes.

The following table summarizes the allocation of the purchase price to the assets acquired, net of cash acquired of $32.1 million, and liabilities assumed as of the closing of the Cavalier acquisition on December 6, 2010:

Assets acquired	(in thousands)
Current assets	$45,911
Property and equipment	229,772
Intangible assets subject to amortization
Customer relationships	159,400
Other	800
Other assets	2,058
Goodwill	112,363

Total assets acquired	550,304
Liabilities assumed
Current liabilities	77,147
Long-term debt and capital lease obligations	2,788
Other non-current liabilities	12,705

Total liabilities assumed	92,640

Purchase price, net of cash acquired	$457,664

The amounts allocated to the Cavalier assets acquired and liabilities assumed are preliminary pending completion of the final valuations.

Reasons for Cavalier Acquisition

PAETEC believes that the following expected benefits of its proposed acquisition of Cavalier will enhance PAETEC’s ability to compete with incumbent carriers and other communications providers (unaudited):

•

Strategic Benefits. The acquisition of Cavalier increases PAETEC’s network footprint by adding approximately 16,600 fiber route miles, permitting PAETEC to operate with a deeper network throughout its Mid-Atlantic, Midwest and Southeastern service areas by expanding its network and collocation facilities, allowing PAETEC to expand and diversify its customer base by adding Cavalier’s federal government customers to PAETEC’s existing base consisting primarily of businesses and institutions, and enhancing PAETEC’s service coverage and customer-service capabilities by providing PAETEC with additional intercity and metropolitan fiber optic network coverage, as well as additional switches, collocations, and network operating centers and data centers.

•

Operational Benefits. PAETEC expects that the acquisition of Cavalier will create opportunities for savings in cost of sales by increasing utilization of network assets, eliminating duplicative network costs and transitioning each company’s voice and data traffic from previously leased facilities to the combined company’s fiber optic network. PAETEC also expects savings from reductions in selling, general and administrative expenses, including compensation and benefits costs.

Supplemental Pro Forma Information (Unaudited)—Cavalier Acquisition

The amounts of Cavalier’s revenue and net loss included in the Company’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2010, and the revenue and net loss of the combined entity had the acquisition date been January 1, 2010, or January 1, 2009, are as follows (in thousands):

	Revenue	Net loss from continuing operations
Actual from December 6, 2010 through December 31, 2010	$23,359	$(4,214)
Supplemental pro forma from January 1, 2010 through December 31, 2010	$1,965,813	$(74,774)
Supplemental pro forma from January 1, 2009 through December 31, 2009	$1,988,201	$(57,961)

The pro forma information presents the combined operating results of the Company and Cavalier, with the results prior to the merger closing date adjusted to include the pro forma effect of the elimination of transactions between the Company and Cavalier, the elimination of combined historical transaction costs of approximately $20.2 million directly related to the acquisition of Cavalier by the Company, the adjustment to depreciation and amortization expense associated with the estimated acquired fair value of property and equipment and intangible assets, the elimination of historical interest expense on Cavalier’s pre-merger indebtedness, the inclusion of interest expense related to Company borrowings used to fund the acquisition (Note 6), and the amortization of debt issuance costs related to such borrowings.

The pro forma results are presented for illustrative purposes only and do not reflect either the realization of potential cost savings or any related integration costs, other than those actually realized or incurred and reflected in the accompanying consolidated financial statements for the year ended December 31, 2010. Certain cost savings have resulted or may result from the Cavalier merger, although there can be no assurance that additional cost savings will be achieved. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the merger had occurred as of the dates indicated, nor do the pro forma results intend to be a projection of results that may be obtained in the future.

Acquisition of Assets and Certain Liabilities of Formula Telecom Solutions, Inc.

On December 28, 2010, the Company completed the acquisition of assets and certain liabilities of Formula Telecom Solutions, Inc. (“FTS”), a wholly-owned subsidiary of FTS, Ltd., a global provider of billing, customer care and policy control solutions for communications and content service providers. The purchase price for the acquisition was $13.0 million in cash. The transaction was accounted for as an acquisition of FTS by PAETEC using the acquisition method in accordance with ASC 805.

Acquisition of Quagga Corporation

On June 7, 2010, the Company completed its acquisition of Quagga Corporation (“Quagga”), a privately-held corporation organized under the laws of the State of California. On the closing date, Quagga continued in existence as a direct wholly-owned subsidiary of PAETEC Corp.

Quagga is an equipment interconnect business distributing communications equipment and related software to large and medium sized businesses. Quagga also provides related consulting, installation, design and maintenance services for communications equipment applications. Quagga’s customer base is principally located in California. Quagga does not manufacture or design the equipment it sells but rather distributes the equipment of a variety of manufacturers.

The purchase price for the acquisition was approximately $25.5 million in cash, including an estimated $6.2 million of contingent consideration to be paid over the 24 months following the acquisition closing date. The merger was accounted for as an acquisition of Quagga by PAETEC using the acquisition method in accordance with ASC 805. The aggregate transaction value, net of cash acquired, was $25.5 million.

Acquisition of U.S. Energy Partners

On February 28, 2010, the Company completed its acquisition of U.S. Energy Partners LLC (“U.S. Energy Partners”), a privately-held New York limited liability company. On the closing date, U.S. Energy Partners continued in existence as a direct wholly-owned subsidiary of PAETEC Corp.

U.S. Energy Partners sells electricity to industrial, commercial, public authority and residential customers in New York State on National Grid, New York State Electric & Gas Corporation and the Rochester Gas and Electric Corporation local distribution company systems as an energy service company.

The purchase price for the acquisition was approximately $7.3 million in cash, including an estimated $1.9 million of contingent consideration to be paid over the 24 months following the acquisition closing date. The merger was accounted for as an acquisition of U.S. Energy Partners by PAETEC using the acquisition method in accordance with ASC 805. The aggregate transaction value, net of cash acquired, was $6.9 million.

Acquisition of McLeodUSA

On February 8, 2008, PAETEC Holding completed its acquisition by merger of McLeodUSA pursuant to a merger agreement dated as of September 17, 2007, as amended, among PAETEC Holding, McLeodUSA and PS Acquisition Corp., PAETEC’s wholly-owned merger subsidiary. In accordance with the merger agreement, PS Acquisition Corp., merged with and into McLeodUSA, with McLeodUSA surviving the merger as a wholly-owned subsidiary of PAETEC Holding. McLeodUSA provides, through its subsidiaries, integrated communications services to small and medium-sized enterprises and, to a lesser extent, traditional telephone and Internet access services to small business and residential customers.

At the effective time of the McLeodUSA merger, each outstanding share of common stock of McLeodUSA was converted into the right to receive 1.30 shares of PAETEC Holding common stock. Based on the number of shares of McLeodUSA common stock outstanding at the effective time of the McLeodUSA merger, a total of approximately 39,975,000 shares of PAETEC Holding common stock were issuable to former McLeodUSA stockholders. PAETEC Holding paid cash in lieu of fractional shares of its common stock.

At the effective time of the McLeodUSA merger, each outstanding McLeodUSA stock option was assumed by the Company and converted into an option to purchase a number of shares of PAETEC Holding common stock equal to the number of shares subject to the original option, multiplied by the merger exchange ratio, rounded down to the nearest whole share, at an exercise price equal to the exercise price of the original option, divided by the merger exchange ratio, rounded up to the nearest whole cent. The terms and conditions of the assumed stock option awards otherwise generally remained the same, without any accelerated vesting, unless accelerated vesting was otherwise provided in the applicable award agreement of the stock option holders. At the effective time of the McLeodUSA merger, the McLeodUSA stock options assumed by PAETEC Holding in the McLeodUSA merger were exercisable for a total of approximately 3,500,000 shares of PAETEC Holding common stock.

In connection with completion of the McLeodUSA merger, the Company paid approximately $128.8 million of funds from cash on hand and borrowings under an incremental term loan facility (Note 6) for application toward the redemption of all of McLeodUSA’s outstanding 10 1/2% senior second secured notes due 2011 (the “McLeodUSA senior secured notes”).

The McLeodUSA merger was accounted for as an acquisition of McLeodUSA by the Company using the purchase method in accordance with SFAS No. 141. The aggregate transaction value, net of cash acquired, was $636.4 million as follows:

(in thousands)
Equity consideration-McLeodUSA shares	$493,771
Equity consideration-McLeodUSA, 3,316,885 vested options	25,988
Equity consideration-McLeodUSA, 176,410 unvested options	840

Total equity consideration	520,599
Consideration for redemption of McLeodUSA senior secured notes	128,780
PAETEC transaction costs	8,832

Total consideration	658,211
Less: Cash acquired	(21,843)

Net purchase price	$636,368

In accordance with EITF Issue No. 99-12, the equity consideration was based on the average closing price of PAETEC Holding common stock immediately before and after the merger terms were agreed upon and announced. Consideration related to assumed stock options was calculated based on the fair value of the new PAETEC Holding stock options issued as of February 8, 2008, net of the portion of the fair value attributable to future vesting requirements. The fair value of these stock option awards was calculated using the Hull-White II Lattice model based on assumptions determined as of September 17, 2007, in accordance with EITF Issue No. 99-12. The amount allocated to unearned compensation cost for awards subject to future service requirements was calculated based on the fair value of such awards at the acquisition date and will be recognized as compensation cost over the remaining future service period.

The number of shares of PAETEC Holding common stock issuable in the McLeodUSA merger was based on the merger exchange ratio of 1.30 shares of PAETEC Holding common stock for each outstanding share of McLeodUSA common stock. The accompanying consolidated financial statements include the results of operations of McLeodUSA and McLeodUSA’s wholly-owned subsidiaries from the date of consummation of the McLeodUSA merger.

The Company expected that the McLeodUSA merger would make the Company a more efficient competitor in providing a broad range of communications services and would result in various strategic and operational benefits to the Company, including the following (unaudited):

•

Strategic Benefits. The McLeodUSA merger was expected to allow expansion of the Company’s services to a significant portion of the Midwestern and Western United States, give the Company a presence in 47 of the top 50 and 79 of the top 100 metropolitan statistical areas immediately following the merger, and enhance the Company’s network assets by adding an extensive fiber optic network.

•

Operational Benefits. The Company expected that it would achieve operational benefits from the McLeodUSA merger through, among other benefits: savings in cost of sales by increasing the use of switches and network assets and eliminating duplicative network costs; savings in selling, general and administrative expenses by eliminating duplicative facilities, consolidating back office and information technology systems, and eliminating redundant professional services and other corporate overhead costs; and savings in compensation and benefits costs by reducing the total number of employees of the combined companies.

Supplemental Pro Forma Information (Unaudited)—McLeodUSA Acquisition

The following pro forma consolidated results of operations of the Company assume that the McLeodUSA merger was completed as of January 1, 2008 (in millions, except per share data):

Year Ended December 31, 2008
Revenues	$1,624.7
Net loss	$(507.9)
Basic and diluted net loss per common share	$(3.52)

The pro forma information presents the combined operating results of the Company and McLeodUSA, with the results prior to the merger closing dates adjusted (1) to include the pro forma effect of the elimination of transactions between the Company and McLeodUSA, the adjustment to depreciation and amortization expense associated with the estimated acquired fair value of property and equipment and intangible assets, the redemption of the McLeodUSA senior secured notes and the replacement of the indebtedness represented by the McLeodUSA senior secured notes with $100 million of new borrowings under the incremental term loan facility (Note 6) at the Company’s weighted average borrowing rate, and (2) to reflect the effect of income taxes on the pro forma adjustments using the Company’s effective income tax rate.

The pro forma consolidated basic and diluted loss per share for the year ended December 31, 2008 is based on the consolidated basic and diluted weighted average common shares of PAETEC Holding and McLeodUSA. The historical basic and diluted weighted average shares were converted using the merger exchange ratio.

The pro forma results are presented for illustrative purposes only and do not reflect either the realization of potential cost savings or any related integration costs, other than those actually realized or incurred and reflected in the accompanying consolidated financial statements for the year ended December 31, 2008. Certain cost savings have resulted or may result from the McLeodUSA merger, although there can be no assurance that additional cost savings will be achieved. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the merger had occurred as of the dates indicated, nor do the pro forma results intend to be a projection of results that may be obtained in the future.

Acquisition, Integration and Separation Costs

PAETEC has incurred merger-related costs of $9.7 million during the year ended December 31, 2010. These costs included advisory, legal, accounting, valuation, and other professional fees. In accordance with ASC 805-40, merger-related costs are expensed in the period in which the costs are incurred and the services are received. These amounts are recorded as part of acquisition, integration and separation costs in the accompanying consolidated statements of operations and comprehensive loss.

During the year ended December 31, 2010 and 2008, the Company recorded $4.4 million and $12.1 million, respectively, of integration and separation costs primarily related to employee separations associated with acquisitions, and additional separation costs associated with certain involuntary employee separations.

The following table summarizes the changes in the obligations recognized by the Company in connection with the integration and separation costs and related activity for the periods ended December 31, 2010 and 2009:

	Beginning Balance January 1, 2010	Additions	Payments	Ending Balance December 31, 2010
	(in thousands)
Integration and separation costs	$2,025	$4,445	$2,660	$3,810

	Beginning Balance January 1, 2009	Additions	Payments	Ending Balance December 31, 2009
	(in thousands)
Integration and separation costs	$8,701	$—	$6,676	$2,025

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of December 31, 2010 and December 31, 2009 consisted of the following:

	December 31, 2010	December 31, 2009
	(in thousands)
Communications networks	$1,112,615	$803,674
Computer hardware and purchased software	167,101	138,281
Equipment	55,316	40,966
Office equipment, furniture and fixtures	91,621	75,751
Construction-in-progress	41,264	11,583
Land and buildings	46,436	41,632

	1,514,353	1,111,887
Accumulated depreciation	(653,571)	(492,839)

Property and equipment, net	$860,782	$619,048

Construction-in-progress as of December 31, 2010 and December 31, 2009 consisted primarily of costs associated with the build-out of the Company’s communications network. Depreciation expense for the years ended December 31, 2010, 2009 and 2008 totaled $164.5 million, $152.6 million and $142.0 million, respectively.

5.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying value of goodwill from January 1, 2009 to December 31, 2010 were as follows (in thousands):

Balance as of January 1, 2009 and December 31, 2009	$300,597
Goodwill related to the Cavalier merger	112,363
Goodwill related to other acquisitions	26,596

Balance as of December 31, 2010	$439,566

The Company performs its annual assessment of the carrying value of its goodwill as of July 1 or as events or circumstances change.

In accordance with ASC 350, the Company applies a fair value-based impairment test to the net book value of goodwill and indefinite-lived intangible assets at a reporting unit level. The analysis of potential impairment of goodwill requires a two-step process. The first step is the estimation of fair value at the reporting unit level. If step one indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment potentially exists when the estimated fair value of a reporting unit’s goodwill is less than its carrying value.

During the quarter ended September 30, 2008, the Company experienced a significant decline in market capitalization as a result of a decrease in the market price of PAETEC Holding’s common stock as reported on the NASDAQ Global Select Market. The decline in market capitalization occurred after the Company’s announcement in August 2008 that its operating results for the quarter ended June 30, 2008 would be lower than expected. Some factors contributing to this performance below expectations included less robust billable minutes of use, an increase in customer attrition rates, and continued pricing pressures resulting from competitive product offerings and customer demands for price reductions in connection with contract renewals. The Company determined that these factors combined with the overall general decline in the economy and financial markets were an indicator that a goodwill impairment test was required pursuant to ASC 350. As a result, the Company completed step one of the impairment process by estimating the fair value of its reporting units based on a discounted projection of future cash flows, supported with a market-based valuation, and concluded that the fair values of certain of its reporting units were less than the carrying values. For those reporting units whose fair values were less than the carrying values, the Company conducted step two of the impairment process and determined that the fair value of each reporting unit’s goodwill was less than the carrying value and concluded that goodwill was impaired. The Company recorded a non-cash charge of $340.0 million based on its preliminary assessment in the quarter ended September 30, 2008. The Company finalized the second step of the impairment test in connection with the preparation of the accompanying audited 2008 financial statements and recorded an additional non-cash charge of $15.0 million in the quarter ended December 31, 2008.

During the quarter ended December 31, 2008, the Company’s market capitalization declined further as a result of a decrease in the market price of PAETEC Holding’s common stock as reported on the NASDAQ Global Select Market from the market price at September 30, 2008. The Company determined that the continued decline in market capitalization and the continuation of the factors that were identified during the quarter ended September 30, 2008 were an indicator that a goodwill impairment test was again required pursuant to ASC 350 for the quarter ended December 31, 2008. As a result, the Company completed step one of the impairment process by estimating the fair value of its reporting units based on a discounted projection of future cash flows, supported with a market-based valuation. The Company concluded that the fair values of its reporting units exceeded the carrying values and therefore recorded no impairment.

The impairment tests are highly judgmental and involve the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions concerning future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions used to estimate discounted cash flows include growth rates and the discount rate applicable to future cash flows.

Other Intangible Assets

The gross carrying amount and accumulated amortization by major intangible asset category as of December 31, 2010 and December 31, 2009 were as follows:

	December 31, 2010			Weighted Average Amortization Period
	Gross Carrying Amount	Accumulated Amortization	Net
	(in thousands)
Amortized intangible assets:
Customer-related	$376,343	$(111,029)	$265,314	11 years
Technology-based	1,953	(1,520)	433	5 years
Capitalized software development costs	9,242	(3,477)	5,765	4 years
Technology license	5,164	(1,721)	3,443	5 years
Trade name	2,800	(464)	2,336	6 years

Total	395,502	(118,211)	277,291	10 years
Unamortized intangible assets:
Trade name	2,400	—	2,400

Total	$397,902	$(118,211)	$279,691

	December 31, 2009			Weighted Average Amortization Period
	Gross Carrying Amount	Accumulated Amortization	Net
	(in thousands)
Amortized intangible assets:
Customer-related	$205,603	$(82,395)	$123,208	10 years
Technology-based	1,953	(1,186)	767	5 years
Capitalized software development costs	5,810	(2,093)	3,717	4 years
Technology license	5,164	(689)	4,475	5 years
Trade name	200	(120)	80	5 years

Total	218,730	(86,483)	132,247	10 years
Unamortized intangible assets:
Trade name	2,400	—	2,400

Total	$221,130	$(86,483)	$134,647

Intangible asset amortization expense for the years ended December 31, 2010, 2009 and 2008 was $31.7 million, $31.7 million and $31.9 million, respectively.

Gross intangible assets as of December 31, 2010 included $159.4 million for customer relationship intangible assets (12 year weighted average useful life), $0.7 million for trade names, and $0.1 million for software acquired from Cavalier. Gross intangible assets also include a $5.0 million customer relationship intangible asset from the Quagga acquisition and $1.4 million for the acquired Quagga trade name. The Company also recorded $4.6 million for a customer relationship intangible asset, $2.2 million for acquired software, and $0.5 million for the trade name acquired through the FTS acquisition. Lastly, with the U.S. Energy Partners acquisition, the Company acquired a $1.7 million customer relationship intangible asset. These amounts are based on the Company’s preliminary allocations of the purchase price and may change significantly based on various valuations that will be finalized within 12 months after the applicable closing dates. The Company estimates that future aggregate amortization expense related to intangible assets as of December 31, 2010 will be as follows for the periods presented (in thousands):

Year Ending December 31,
2011	$57,726
2012	47,687
2013	37,962
2014	30,515
2015	23,333
Thereafter	80,068

Total	$277,291

6.	LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt as of December 31, 2010 and December 31, 2009 consisted of the following:

	December 31, 2010	December 31, 2009
	(in thousands)
8 7/8% Senior Secured Notes due 2017	$650,000	$350,000
Unamortized discount on 8 7/8% Senior Secured Notes due 2017, net	(8,435)	(11,320)
9 7/8% Senior Notes due 2018	450,000	—
Unamortized discount on 9 7/8% Senior Notes due 2018	(14,811)	—
9.5% Senior Notes due 2015	300,000	300,000
Senior secured credit facilities	25,000	270,232
Unamortized discount on senior secured credit facilities	—	(1,470)
Capital lease obligations	45,805	18,615
Other	530	—

Total debt	1,448,089	926,057
Less: current portion	(10,733)	(4,786)

Long-term debt	$1,437,356	$921,271

Principal payments on long-term debt are as follows (in thousands):

Year Ending December 31,
2011	$10,733
2012	40,448
2013	11,987
2014	4,030
2015	301,944
Thereafter	1,102,193

Total	$1,471,335

Senior Secured Notes

On June 29, 2009, PAETEC Holding entered into an indenture, dated as of June 29, 2009, as supplemented from time to time, by and among PAETEC Holding, the subsidiary guarantors named therein, and The Bank of New York Mellon, as trustee, pursuant to which the PAETEC Holding issued and sold $350.0 million in aggregate principal amount of its 8 7/8% senior secured notes due 2017. The Company sold the 8 7/8% senior secured notes at an offering price of 96.549% of the principal amount of the senior secured notes in an offering not subject to the registration requirements of the Securities Act. The closing of the sale took place on June 29, 2009. The Company applied the proceeds of the offering, together with cash on hand, to repay approximately $330.5 million principal amount of outstanding term loans under the Company’s existing senior secured credit facilities and to pay related fees and expenses. On November 3, 2009, in accordance with registration rights granted to the purchasers of the 8 7/8% senior secured notes, the Company completed an exchange offer of the 8 7/8% senior secured notes for notes with substantially identical terms registered under the Securities Act.

On January 12, 2010, PAETEC Holding issued and sold an additional $300.0 million in aggregate principal amount of its 8 7/8% senior secured notes due 2017 pursuant to the 8 7/8% senior secured notes indenture. Immediately following the issuance and sale of the senior secured notes, PAETEC Holding had $650.0 million in aggregate principal amount of its 8 7/8% senior secured notes due 2017 outstanding under the 8 7/8% senior secured notes indenture. The Company sold the $300.0 million of 8 7/8% senior secured notes at an offering price of 100.528% of the principal amount of the senior secured notes, plus accrued interest from December 31, 2009, in an offering not subject to the registration requirements of the Securities Act. The Company applied a portion of the gross proceeds of $301.6 million it received from the offering to repay $240.2 million in aggregate principal amount of term loans and $30.0 million in aggregate principal amount of revolving loans outstanding under its existing senior secured credit facilities and to pay $8.3 million of fees incurred in connection with the termination of the remaining $265.0 million notional amount of its swap agreement in effect as of January 12, 2010. The Company paid a total of approximately $9.0 million of offering fees and expenses. On July 26, 2010, in accordance with registration rights granted to the purchasers of the $300.0 million of senior secured notes, the Company completed an exchange offer of the senior secured notes for notes with substantially identical terms registered under the Securities Act.

The 8 7/8% senior secured notes accrue interest at a rate of 8.875% per year. Interest is payable semi-annually in cash in arrears on June 30 and December 31 of each year. The 8 7/8% senior secured notes will mature on June 30, 2017.

The Company may redeem some or all of the 8 7/8% senior secured notes, at any time before June 30, 2013, at a redemption price equal to 100% of their principal amount plus a “make-whole” premium. The Company may redeem some or all of the 8 7/8% senior secured notes, at any time on or after June 30, 2013, at specified redemption prices declining to 100% of their principal amount. In addition, before June 30, 2012, the Company may redeem up to 35% of the aggregate principal amount of the 8 7/8% senior secured notes at a redemption price of 108.875% of their principal amount with the net cash proceeds of certain equity offerings. If the Company undergoes certain kinds of changes of control, or sells certain of its assets and does not either (1) apply the net sale proceeds to repay indebtedness under the Company’s senior secured credit facilities, the 8 7/8% senior secured notes or other indebtedness secured on a first-priority basis or (2) reinvest the net sale proceeds in its business, the Company may be required to offer to purchase 8 7/8% senior secured notes from holders at 101% of their principal amount, in the case of a change of control, or 100% of their principal amount, in the case of a sale of assets. Accrued and unpaid interest on the 8 7/8% senior secured notes would also be payable in each of the foregoing events of redemption or purchase.

The 8 7/8% senior secured notes are PAETEC Holding’s general senior obligations and rank equally in right of payment with all of PAETEC Holding’s existing and future senior indebtedness, including amounts outstanding from time to time under PAETEC Holding’s existing senior secured credit facilities and PAETEC Holding’s senior unsecured notes. The 8 7/8% senior secured notes are secured on a first-priority basis, equally and ratably with the Company’s senior secured credit facilities and any future pari passu secured obligations, subject to permitted liens, by substantially all of the Company’s assets. Each of PAETEC Holding’s restricted subsidiaries that are eligible and required under the 8 7/8% senior secured notes indenture to do so have jointly and severally, fully and unconditionally guaranteed, to each holder of the 8 7/8% senior secured notes, the full and prompt performance of PAETEC Holding’s obligations under the 8 7/8% senior secured notes indenture and the 8 7/8% senior secured notes, including the payment of principal (and premium, if any) and interest on the 8 7/8% senior secured notes, on an equal and ratable basis. The guarantees of the 8 7/8% senior secured notes rank equally in right of payment with the guarantees of the Company’s existing senior secured credit facilities and its outstanding senior unsecured notes and are effectively senior to the guarantors’ existing and future senior unsecured indebtedness to the extent of the collateral securing the guarantees. The 8 7/8% senior secured notes indenture contains customary restrictive covenants, all of which are subject to a number of important qualifications and exceptions.

Senior Notes due 2018

On December 2, 2010, PAETEC Escrow Corporation (“PAETEC Escrow”), a wholly-owned subsidiary of PAETEC Holding, entered into an indenture, dated as of December 2, 2010, by and among PAETEC Escrow and The Bank of New York Mellon Trust Company, N.A., as trustee, pursuant to which PAETEC Escrow issued and sold $450.0 million in aggregate principal amount of its 9 7/8% senior notes due 2018. PAETEC Escrow sold the 9 7/8% senior notes at an offering price of 96.674% of the aggregate principal amount of the 9 7/8% senior notes in an offering not subject to the registration requirements of the Securities Act. The sale of the 9 7/8% senior notes resulted in gross proceeds of approximately $435.0 million which were deposited into a segregated escrow account. On December 6, 2010, upon the effectiveness of PAETEC’s acquisition by merger of Cavalier (Note 3) and the satisfaction of other conditions, PAETEC Holding assumed PAETEC Escrow’s obligations and agreements in respect of the 9 7/8% senior notes and under the 9 7/8% senior notes indenture, the escrow arrangements were terminated, and the proceeds of the offering of the 9 7/8% senior notes were disbursed from the escrow account and used, together with cash on hand, to pay the merger consideration and other costs and expenses related to PAETEC’s acquisition of Cavalier, including repayment of substantially all outstanding Cavalier indebtedness.

The 9 7/8% senior notes accrue interest at a rate of 9.875% per year from December 2, 2010. Interest is payable semi-annually in cash in arrears on June 1 and December 1 of each year, commencing on June 1, 2011. The 9 7/8% senior notes will mature on December 1, 2018.

The Company may redeem some or all of the 9 7/8% senior notes, at any time before December 1, 2014, at a redemption price equal to 100% of their principal amount plus a “make-whole” premium. The Company may redeem some or all of the 9 7/8% senior notes, at any time on or after December 1, 2014 at specified redemption prices declining to 100% of their principal amount. In addition, before December 1, 2013, the Company may redeem up to 35% of the aggregate principal amount of the 9 7/8% senior notes at a redemption price equal to 109.875% of the principal amount thereof with the net cash proceeds of certain equity offerings. If the Company undergoes certain kinds of changes of control or sells certain of its assets and does not either (1) apply the net sale proceeds to repay indebtedness under PAETEC Holding’s senior secured credit facilities, the 8 7/8% senior secured notes, or other indebtedness secured on a first-priority basis, or (2) reinvest the net sale proceeds in its business, the Company may be required to offer to purchase the 9 7/8% senior notes from holders at 101% of their principal amount, in the case of a change of control, or 100% of their principal amount, in the case of a sale of assets. Accrued and unpaid interest on the 9 7/8% senior notes would also be payable in each of the foregoing events of redemption or purchase.

The 9 7/8% senior notes are PAETEC Holding’s senior unsecured obligations and rank equally in right of payment with all of PAETEC Holding’s existing and future senior indebtedness. Each of PAETEC Holding restricted subsidiaries that are eligible and required under the 9 7/8% senior notes indenture to do so have jointly and severally, fully and unconditionally guaranteed, to each holder of the 9 7/8% senior notes, the full and prompt performance of PAETEC Holding’s obligations under the 9 7/8% senior notes indenture and the 9 7/8% senior notes, including the payment of principal (and premium, if any) and interest on the 9 7/8% senior notes, on an equal and ratable basis. Each guarantee ranks equally in right of payment with all existing and future senior unsecured indebtedness of the subsidiary guarantors. The 9 7/8% senior notes and the guarantees are effectively subordinated in right of payment to all of the existing and future secured obligations of PAETEC Holding and the subsidiary guarantors, to the extent of the value of the assets securing those obligations. The 9 7/8% senior notes indenture contains customary restrictive covenants, all of which are subject to a number of important qualifications and exceptions.

In connection with the closing of the sale of the 9 7/8% senior notes, PAETEC Escrow entered into a registration rights agreement, dated as of December 2, 2010 (the “registration rights agreement”). Under the registration rights agreement, upon the assumption of the 9 7/8% senior notes by PAETEC Holding, the Company has agreed to use commercially reasonable efforts to file a registration statement with the SEC to exchange the 9 7/8% senior notes for a new issue of substantially identical debt securities in an exchange registered under the Securities Act or, if required, to file a shelf registration statement to cover resales of the 9 7/8% senior notes under certain circumstances. If (1) the Company fails either to (a) cause the exchange offer registration statement to be declared effective or to consummate the exchange offer within the periods specified in the registration rights agreement or (b) if required, cause any shelf registration statement with respect to resales of the 9 7/8% senior notes to be declared effective within the period specified in the registration rights agreement, or (2) the shelf registration statement is declared effective but thereafter ceases to be effective or usable, subject to specified exceptions, in connection with resales of the 9 7/8% senior notes, the Company will be required to pay additional interest to the holders of the 9 7/8% senior notes under certain circumstances. The maximum amount of additional interest payable in any such event may not exceed 1.0% per annum of the principal amount of the 9 7/8% senior notes.

Senior Notes due 2015

On July 10, 2007, PAETEC Holding entered into an indenture, dated as of July 10, 2007, by and among PAETEC Holding, the subsidiary guarantors named therein, and The Bank of New York, as trustee, pursuant to which PAETEC Holding issued and sold $300.0 million in aggregate principal amount of 9.5% senior notes due 2015. PAETEC Holding sold the 9.5% senior notes in an offering not subject to the registration requirements of the Securities Act. The closing of the sale took place on July 10, 2007. On February 7, 2008, in accordance with registration rights granted to the purchasers of the 9.5% senior notes, the Company completed an exchange offer of the 9.5% senior notes for notes with identical terms registered under the Securities Act.

The 9.5% senior notes accrue interest at a rate of 9.5% per year. Interest is payable semi-annually in cash in arrears on January 15 and July 15 of each year. The 9.5% senior notes will mature on July 15, 2015.

The Company may redeem some or all of the 9.5% senior notes, at any time before July 15, 2011, at a redemption price equal to 100% of their principal amount plus a “make-whole” premium. The Company may redeem some or all of the 9.5% senior notes, at any time on or after July 15, 2011, at specified redemption prices declining to 100% of their principal amount. If the Company undergoes certain kinds of changes of control, or sells certain of its assets and does not apply the net proceeds to repay indebtedness under the Company’s senior secured credit facilities or reinvest such net proceeds in its business, it may be required to offer to purchase the 9.5% senior notes from holders at 101% of their principal amount, in the case of a change of control, or 100% of their principal amount, in the case of a sale of assets. Accrued and unpaid interest on the 9.5% senior notes would also be payable in each of the foregoing events of redemption or purchase.

The 9.5% senior notes are PAETEC Holding’s senior unsecured obligations and rank equally in right of payment with all of PAETEC Holding’s existing and future senior indebtedness. Each of PAETEC Holding’s restricted subsidiaries that are eligible and required under the 9.5% senior notes indenture to do so have jointly and severally, fully and unconditionally guaranteed, to each holder of the 9.5% senior notes, the full and prompt performance of PAETEC Holding’s obligations under the 9.5% senior notes indenture and the 9.5% senior notes, including the payment of principal (and premium, if any) and interest on the 9.5% senior notes, on an equal and ratable basis. Each guarantee ranks equally in right of payment with all existing and future senior unsecured indebtedness of the subsidiary guarantors. The 9.5% senior notes and the guarantees are effectively subordinated in right of payment to all of the existing and future secured obligations of PAETEC Holding and the subsidiary guarantors, to the extent of the value of the assets securing those obligations. The 9.5% senior notes indenture contains customary restrictive covenants, all of which are subject to a number of important qualifications and exceptions.

Subsidiary Guarantees of Senior Notes and Senior Secured Notes

The guarantees of PAETEC’s senior notes and senior secured notes discussed above are full and unconditional and joint and several. PAETEC’s subsidiaries that are not guarantors of its senior notes and senior secured notes are minor. There are no material restrictions on the ability of consolidated subsidiaries to transfer funds to PAETEC Holding in the form of cash dividends, loans or advances. PAETEC Holding has no independent assets or operations. PAETEC Holding’s assets are composed solely of investments it has made in its consolidated subsidiaries and its operations are composed solely of changes in its investment in subsidiaries and interest payments associated with the senior indebtedness incurred by it. Based on these facts, PAETEC Holding is not required to provide consolidating financial information for the subsidiary guarantors.

Senior Credit Facilities

Pursuant to a credit agreement, dated as of February 28, 2007 and amended from time to time, (the “Credit Agreement”), among PAETEC Holding, as borrower, the lenders party thereto from time to time, Deutsche Bank Trust Company Americas, as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as syndication agent, and CIT Lending Services Corporation, as documentation agent, PAETEC Holding’s senior secured credit facilities as of January 1, 2008 consisted of a term loan facility in a total principal amount of $498.0 million, of which $495.5 million was outstanding, and a revolving credit facility in a total available principal amount of $50.0 million, none of which was outstanding.

On January 28, 2008, the Company entered into an incremental term loan commitment agreement, dated as of January 28, 2008 (the “incremental facility agreement”), with Merrill Lynch Capital Corporation, CIT Lending Services Corporation and General Electric Capital Corporation (collectively, the “incremental term loan lenders”). Under the incremental facility agreement, the incremental term loan lenders committed to extend to the Company term loans (the “incremental term loans”) pursuant to the Credit Agreement in a total principal amount of $100 million (the “incremental term loan facility”). The incremental term loan facility was funded on January 29, 2008. The Company applied a portion of the borrowings under the incremental term loan facility toward the redemption of the McLeodUSA senior secured notes in connection with the completion of the McLeodUSA merger.

Effective on June 1, 2009, the Company entered into a Second Amendment and Waiver to its Credit Agreement (the “Second Amendment”) with its lenders which amends the Credit Agreement. The Second Amendment granted the Company the right, at its option and subject to specified conditions, to voluntarily prepay term loans outstanding under its term loan facilities. In addition, the Second Amendment also modified some of the restrictive covenants in the Credit Agreement primarily to permit the Company to issue senior secured notes and to allow the Company and its subsidiaries to incur indebtedness and related obligations under such notes if specified conditions are satisfied. The Company issued the 8 7/8% senior secured notes described above in this Note 6 pursuant to the authorization provided under the Second Amendment. The Company used the proceeds it received from the June 2009 and January 2010 sales of its 8 7/8% senior secured notes due 2017 to repay the loans outstanding under its senior secured credit facilities as described below in this Note 6.

In connection with the Company’s June 2009 sale of its 8 7/8% senior secured notes due 2017, the Company applied a portion of the proceeds of the offering, together with cash on hand, to repay approximately $330.5 million principal amount of outstanding term loans under the Company’s existing senior secured credit facilities. Immediately following the application of the offering proceeds, term loans in an aggregate principal amount of approximately $242.1 million remained outstanding under the senior secured credit facilities. The Company recognized $10.3 million of debt extinguishment and related costs in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2009. This amount represents the elimination of $5.8 million of debt issuance costs and unamortized debt discount related to the repayment of approximately $330.5 million of outstanding term loans under the Company’s existing senior secured credit facilities and $4.5 million of costs incurred related to the reduction of the notional amount of its swap agreement in effect as of June 30, 2009 from $400.0 million to $265.0 million.

In connection with the January 2010 sale of its 8 7/8% senior secured notes due 2017, the Company applied a portion of the offering proceeds to repay the remaining $240.2 million in aggregate principal amount of term loans and $30.0 million in aggregate principal amount of revolving loans outstanding under the senior secured credit facilities. The Company recognized $4.4 million of debt extinguishment and related costs in the accompanying consolidated statement of operations and comprehensive loss for the year ended December 31, 2010. This amount represents the elimination of $3.6 million of debt issuance costs and unamortized debt discount related to the Company’s existing senior secured credit facilities that were paid in full with the proceeds from such senior secured notes and $0.8 million of costs related to the termination of its interest rate swap agreement.

As of December 31, 2010, loans in the aggregate principal amount of approximately $25.0 million were outstanding under the revolving credit facility.

Borrowings under the credit facilities bear interest, at the Company’s option, at an annual rate equal to either a specified “base rate” plus a margin of 1.50% or the London interbank offered rate (“LIBOR”) plus a margin of 2.50%. The margin applicable to LIBOR loans under the revolving credit facility is subject to specified reductions based on certain reductions in the Company’s total leverage ratio. Interest is payable quarterly in arrears.

PAETEC Holding is the borrower under the Credit Agreement. All obligations of PAETEC Holding under the Credit Agreement are guaranteed by all subsidiaries of PAETEC Holding. All assets of PAETEC Holding and its subsidiaries have been pledged to secure their obligations under the credit facilities.

The Credit Agreement places restrictions on the Company’s ability to incur additional indebtedness and to pay dividends on, redeem, or repurchase PAETEC Holding’s capital stock, among other restrictions. All of the covenants are subject to a number of important qualifications and exceptions.

The PAETEC loan parties, consisting of PAETEC Holding and its subsidiaries, may elect, subject to pro forma compliance with a total leverage ratio covenant and other conditions, to solicit the lenders under the Credit Agreement or other prospective lenders to provide up to $65.0 million in aggregate principal amount of incremental term loans. Borrowings under any incremental term loan facility may be used for working capital, capital expenditures and other general corporate purposes of the Company. The indenture governing the 8 7/8% senior secured notes limits the Company’s ability to increase borrowings under its senior secured credit facilities.

The PAETEC loan parties may use the proceeds of loans under the revolving credit facility for working capital, capital expenditures and general corporate purposes. A portion of the facility is available for the issuance of letters of credit to support the operating requirements of the PAETEC loan parties.

Financing Commitment Letter

On September 12, 2010, concurrently and in connection with the execution of the Cavalier merger agreement (Note 3), the Company entered into a financing commitment letter with Banc of America Bridge LLC, Banc of America Securities LLC, Deutsche Bank AG Cayman Islands Branch, and Deutsche Bank Securities Inc. (collectively, the “agents”), pursuant to which Banc of America Bridge LLC and Deutsche Bank AG Cayman Islands Branch (together, the “committing parties”) had committed to provide the Company with senior secured bridge loans in an aggregate principal amount of up to $420 million (the “bridge facility”). The commitments of the committing parties were set to expire on March 12, 2011. On December 2, 2010, in connection with the closing of the sale of the 9 7/8% senior notes, as described above in this Note 6, the senior secured bridge facility was terminated in accordance with the terms of the bridge facility agreement. The Company recognized $3.0 million of debt extinguishment and related costs in the accompanying consolidated statement of operations and comprehensive loss for the year ended December 31, 2010, representing the elimination of the unamortized commitment fees.

Capital Lease Obligations

As of December 31, 2010 and 2009, the Company had total capital lease obligations of $45.8 million and $18.6 million, respectively, of which $35.2 and $13.8 million, respectively, was classified as long-term.

Interest Rate Swap Agreements

In order to reduce the Company’s exposure to fluctuations in interest rates, the Company periodically enters into interest rate swap agreements. These agreements effectively convert a portion of the Company’s variable-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed-rate and variable-rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company’s policy is to enter into swap agreements only with counterparties it considers to be creditworthy. As described above in this Note 6, the Company repaid all of its variable-rate debt outstanding under its senior secured credit facilities in January 2010 and terminated its existing interest rate swap agreement. Interest rate swap agreements in effect as of December 31, 2009 were as follows:

	Notional Amount (in thousands)	Maturities	Strategy	Weighted Average LIBOR Rate	Fixed Rate
December 31, 2009	$265,000	06/30/2011	Cash Flow Hedge	0.24%	2.85%

Weighted-average variable rates are subject to change over time as the LIBOR fluctuates. Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company’s interest rate exposure.

Risk management strategies, such as interest rate swaps, are reviewed by the Company’s board of directors. The Company’s policy is to limit the maximum amount of positions that can be taken in any given instrument.

The fair value, on a gross basis, of the Company’s derivative financial instruments included in the accompanying consolidated balance sheet as of December 31, 2009 is presented as follows (in thousands):

	Balance Sheet Location	Fair Value
Derivatives:
Interest rate swap agreements	Accrued Expenses	$7,544

Total derivatives		$7,544

The activity for the year ended December 31, 2009 related to the Company’s derivative financial instruments designated as hedging instruments is presented as follows (in thousands):

	Amount of Gain Recognized in Other Comprehensive Loss on Derivatives (effective portion)	Location of Gain Reclassified from Accumulated Other Comprehensive Loss into Earnings (effective portion)	Amount of Loss Reclassified from Accumulated Other Comprehensive Loss into Earnings (effective portion)	Loss Recognized in Income on Derivative (ineffective portion and amount excluded from effectiveness testing)
Interest rate swap agreements	$6,947	Debt extinguishment and related costs	$12,074	$—

Total derivatives	$6,947		$12,074	$—

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument. The discontinuation of hedge accounting would result in a reclassification into earnings of any gains or losses that are currently being reported in accumulated other comprehensive loss.

In June 2009, the Company reduced the notional amount of its swap agreement in effect as of June 30, 2009 from $400.0 million to $265.0 million in connection with its debt refinancing transaction in June 2009 as described above in this Note 6. As a result, the Company reclassified $4.5 million from accumulated other comprehensive loss to debt extinguishment and related costs in the accompanying consolidated statements of operations and comprehensive loss. As a result of the Company’s January 2010 issue and sale of $300.0 million principal amount of its 8 7/8% senior secured notes due 2017 and the Company’s use of proceeds from the offering to repay the loans outstanding under its senior secured credit facilities, management determined that at December 31, 2009 it was no longer appropriate to designate the swap agreement as a hedge instrument. The discontinuation of hedge accounting resulted in a reclassification of $7.5 million from accumulated other comprehensive loss to debt extinguishment and related costs in the accompanying consolidated statements of operations and comprehensive loss for the year ended December 31, 2009.

7.	INCOME TAXES

The (benefit from) provision for income taxes for the years ended December 31, 2010, 2009 and 2008 consisted of the following:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Current income tax expense (benefit):
U.S. federal	$(1,609)	$—	$—
U.S. state	1,790	1,880	2,410

Total	181	1,880	2,410

Deferred income tax expense (benefit) :
U.S. federal	(14,433)	(9,380)	(13,821)
U.S. state	6,864	(895)	(2,945)
Change in valuation allowance	6,227	7,041	104,323

Total	(1,342)	(3,234)	87,557

Tax benefit recognized for uncertain tax positions	157	—	(170)

Total (benefit from) provision for income taxes	$(1,004)	$(1,354)	$89,797

The (benefit from) provision for income taxes for each of the years ended December 31, 2010, 2009 and 2008 differs from the expected income tax expense calculated using the statutory U.S. federal income tax rate as follows:

	Year Ended December 31,
	2010		2009		2008
	(in thousands)
Federal (benefit) provision at statutory rate	$(20,561)	35%	$(10,515)	35%	$(139,335)	35%
State taxes, net of federal (benefit) provision	(1,063)	2%	327	(1)%	(1,378)	—
Impact of corporate reorganization	9,091	(16)%	—	—	—	—
Non-deductible goodwill impairment	—	—	—	—	124,250	(31)%
Transaction costs	2,724	(5)%	—	—	(471)	—
Stock-based compensation	2,308	(4)%	1,368	(4)%	2,007	(1)%
Other	113	—	425	(2)%	571	—
Benefit recognized for uncertain tax positions	157	—	—	—	(170)	—
Change in valuation allowance	6,227	(10)%	7,041	(23)%	104,323	(26)%

(Benefit from) provision for income taxes	$(1,004)	2%	$(1,354)	5%	$89,797	(22)%

Deferred Income Taxes—Deferred income tax assets or liabilities reflect temporary differences between amounts of assets and liabilities, including net operating loss (“NOL”) carryforwards, for financial and tax reporting. Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred income tax asset for which realization is uncertain.

The Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income and recent financial operations, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is used in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified. In evaluating the objective evidence that historical results provide, the Company considered the past three years of combined results on a pro forma basis, including the results of Cavalier beginning on January 1, 2008.

Based on an assessment of the available positive and negative evidence, including the historical pro forma combined results, the Company determined that there are uncertainties relative to its ability to utilize the net deferred income tax assets. In recognition of these uncertainties, the Company has provided a valuation allowance of $468.8 million on the net deferred income tax assets as of December 31, 2010. A valuation allowance of $367.9 million existed on the net deferred income tax assets as of December 31, 2009, resulting in a net increase of $100.9 million in the year ended December 31, 2010, of which $6.2 million represents a charge to income tax expense and $94.7 million represents a charge to goodwill as it relates primarily to purchase accounting for the Cavalier acquisition (Note 3). The Company will continue to evaluate the need for a valuation allowance in the future, and if it is determined that its deferred income tax assets are realizable, an adjustment to the valuation allowance will be reflected.

The Company completed a reorganization involving some of the Company’s direct and indirect wholly-owned subsidiaries during 2010. The benefit from income taxes for 2010 reflects the impact to deferred taxes from the reorganization, net of certain current state taxes and income taxes in selected jurisdictions where net operating losses are not available. The reorganization resulted in a change in the overall state effective tax rate and the forfeiture of certain state net operating losses. As a result, the provision for deferred income taxes includes a charge of approximately $9.1 million, reflecting a reduction to the carrying value of deferred tax assets. A corresponding benefit is recorded as a change in the valuation allowance.

The Company’s deferred income tax assets (liabilities) as of December 31, 2010 and 2009 consisted of the following:

	December 31,
	2010	2009
	(in thousands)
Current:
Allowance for doubtful accounts	$11,601	$8,609
Other accruals and deferrals	34,431	27,396
Deferred revenue	3,033	2,732
Interest rate swap liability	—	2,747
Valuation allowance	(38,264)	(33,119)

Net current deferred income tax asset	$10,801	$8,365

Non-current:
NOL carryforwards	$519,840	$381,387
Federal and state alternative minimum tax credit carryforward	5,264	2,339
Basis difference in property and equipment and intangible assets	(137,443)	(86,371)
Stock-based compensation	7,621	9,408
Interest rate swap liability	—	—
Deferred revenue	15,668	13,094
Other	8,787	5,306
Valuation allowance	(430,538)	(334,870)

Net non-current deferred income tax liability	$(10,801)	$(9,707)

The Company recorded a benefit from income taxes of $1.0 million for the year ended December 31, 2010, which represented an effective tax rate of 1.7%. Excluding the $6.2 million tax charge to establish the valuation allowance and the $9.1 million charge to state taxes relating the legal entity reorganization, the Company’s effective income tax rate would have been 27.8% for the year ended December 31, 2010.

The Company recorded a benefit from income taxes of $1.4 million for the year ended December 31, 2009, which represented an effective tax rate of 4.5%. Excluding the $7.0 million tax charge to establish the valuation allowance, the Company’s effective income tax rate would have been 27.9% for the year ended December 31, 2009.

As of December 31, 2010, the Company had federal NOL carryforwards of approximately $1.3 billion, including approximately $262.9 million of NOL carryforwards acquired as part of the December 6, 2010 acquisition of Cavalier. The Company has recorded a deferred income tax asset of approximately $457.4 million reflecting the benefit of federal loss carryforwards. If unused, the NOL carryforwards would expire on various dates from 2016 through 2030. In recognition of the uncertainties relative to the utilization of the federal NOLs, a full valuation allowance has been recorded.

Included in the deferred income tax asset for NOL carryforwards as disclosed in the schedule above is approximately $62.4 million of deferred tax assets attributable to state NOLs. Management believes that it is more likely than not that the benefit from certain state NOL carryforwards will not be realized prior to their expiration. In recognition of this uncertainty, the Company has provided a full valuation allowance on the deferred income tax assets related to the state NOL carryforwards.

As a result of certain realization requirements of ASC 718, Compensation-Stock Compensation, the Company’s deferred income tax assets at December 31, 2010 do not include approximately $89.8 million of excess tax benefits from employee stock option exercises that are a component of the Company’s NOL carryovers. Stockholders’ equity will be increased by approximately $31.4 million if and when such deferred income tax assets are ultimately realized for federal income tax purposes. The Company uses ordering pursuant to ASC 740, Income Taxes, for purposes of determining when excess tax benefits have been realized.

As discussed in Note 2, the Company accounts for uncertain tax positions in accordance with ASC 740. The amount of unrecognized tax benefits from uncertain tax positions at December 31, 2010 was $0.5 million, net of federal tax benefit, the majority of which, if recognized, would affect the effective tax rate.

The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The Company’s U.S. federal tax years ended December 31, 2007 through December 31, 2010 and various state tax years remain subject to income tax examinations by tax authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense. Penalties, if incurred, would also be recognized as a component of income tax expense. As of December 31, 2010, the Company had approximately $0.1 million of interest accrued related to unrecognized tax benefits.

Amounts related to uncertain tax positions that may change within the next twelve months are not expected to be material.

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,
	2010	2009	2008
	(in thousands)
Balance at January 1	$581	$677	$938
Additions based on tax positions related to the current year	192	75	339
Additions for tax positions of prior years	49	44	—
Reductions for tax positions of prior years	—	(158)	(600)
Settlements	—	(57)	—

Balance at December 31	$822	$581	$677

8.	STOCKHOLDERS’ EQUITY

The authorized capital stock of PAETEC Holding consists of 300,000,000 shares of common stock. In addition to the common stock, PAETEC Holding has the authority to issue 20,000,000 shares of preferred stock. No such shares of preferred stock have been issued as of December 31, 2010. All shares of common stock have the same rights, powers and privileges. Holders of common stock are entitled to share ratably in dividends when and as declared by the Company’s Board of Directors out of funds legally available. On liquidation and dissolution of the Company, each holder of common stock is entitled to share ratably in all assets remaining after satisfaction of any claims of the creditors and holders of preferred stock.

Share Repurchase—During the year ended December 31, 2009, PAETEC Holding’s Board of Directors authorized the repurchase of up to $25.0 million of PAETEC Holding’s outstanding common stock through December 31, 2010, subject to conditions. PAETEC Holding was authorized to repurchase shares from time to time, at its discretion, on the open market or in private transactions. During the year ended December 31, 2010, PAETEC Holding repurchased, at fair value and on the open market, a total of 4,033,036 shares of its common stock at a total cost of approximately $16.1 million. In connection with the repurchases, PAETEC Holding paid commissions totaling approximately $0.1 million.

During the year ended December 31, 2009, PAETEC Holding repurchased, at fair value and on the open market, a total of 923,100 shares of its common stock at a total cost of approximately $1.6 million under a stock repurchase program that expired in August 2009. Also during the year ended December 31, 2009, PAETEC Holding repurchased under the stock repurchase program that expired in December 2010, at fair value and on the open market, 1,028,200 shares of its common stock at a total cost of approximately $3.9 million. In total, for the year ended December 31, 2009, PAETEC Holding repurchased, at fair value and on the open market, 1,951,300 shares of its common stock at a total cost of approximately $5.5 million. In connection with the repurchases, PAETEC Holding paid commissions totaling less than $0.1 million.

During the year ended December 31, 2008, PAETEC Holding repurchased, at fair market value and on the open market, a total of 5,885,566 shares of common stock at a total cost of approximately $12.8 million under the stock repurchase program which expired in August 2009. In connection with the repurchases, PAETEC Holding paid commissions totaling approximately $0.2 million.

All shares repurchased under the programs were retired and have resumed the status of authorized and unissued shares.

9.	SHARE-BASED TRANSACTIONS

Employee Stock Purchase Plan

On December 18, 2007, the PAETEC Holding Corp. Employee Stock Purchase Plan (the “ESPP”) was approved by the Company’s stockholders. Under the ESPP, a total of 4,100,000 shares of PAETEC Holding’s common stock are available for purchase by eligible employees.

The ESPP provides for specified purchase periods during which an eligible employee is permitted to accumulate payroll deductions in a plan account for the purchase of shares of PAETEC Holding common stock. Substantially all employees may elect to participate in the ESPP by authorizing payroll deductions. Under the ESPP, no participant may purchase in any one calendar year shares of common stock having an aggregate fair market value in excess of the lesser of (1) $25,000 or (2) 50% of such participant’s salary or wages during such period, and the Company may impose additional limitations on participants. The purchase price per share under the ESPP set by the Company is 90% of the closing price of a share of outstanding common stock on the last trading day of the purchase period.

As of December 31, 2010, purchase rights for 2,026,598 shares had been granted under the ESPP and 2,073,402 shares of common stock remained available for issuance. During the year ended December 31, 2010, PAETEC Holding issued share amounts of 143,297, 160,837, 163,535, and 175,731 shares at a purchase price of approximately $4.21, $3.07, $3.70, and $3.37, per share, respectively, which represented 90% of the closing price of the common stock as reported on the NASDAQ Global Select Market on March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, respectively.

Compensation expense attributable to the ESPP for each of the years ended December 31, 2010, 2009 and 2008 totaled approximately $0.3 million, $0.2 million, and $0.2 million, respectively.

2007 Stock Incentive Plan

On January 25, 2007, the PAETEC Holding Corp. 2007 Omnibus Incentive Plan (the “2007 Incentive Plan”) was adopted. A total of 10,000,000 shares of PAETEC Holding common stock are available for issuance under the 2007 Incentive Plan in connection with equity awards. Awards under the 2007 Incentive Plan may be made in the form of stock options, stock appreciation rights, restricted stock, stock units, performance awards, incentive awards, unrestricted stock and any combination of the foregoing. This plan also provides for the grant of performance incentives in the form of cash-based awards.

Stock-based Compensation

Stock-based compensation expense for the 2007 Incentive Plan and other equity incentive plans (collectively, the “Stock Incentive Plans”) is based on the grant-date fair value estimated in accordance with ASC 718, Compensation—Stock Compensation. The Company recognizes these compensation costs, net of an estimated forfeiture rate, ratably over the requisite service period of the award. The Company estimated the forfeiture rate based on its historical experience.

Tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options are classified as financing cash flows. Any potential tax benefit associated with incentive stock options will be recognized only at the time of settlement (if those options are settled through a disqualifying disposition). As a result, the stock-based compensation expense associated with incentive stock options must be treated as a permanent difference until that time, which, in turn, results in an increase to the Company’s effective income tax rate in the period granted.

The contractual term of options granted under the Stock Incentive Plans is ten years. Awards granted under the Stock Incentive Plans generally vest ratably over a three- or four-year period, provided that the grantee remains in service during that time. Certain stock unit awards granted under our 2007 Incentive Plan vest over a three- or four-year period, and upon the achievement of one or more performance-based objectives.

Stock Option Activity

The following table summarizes stock option activity under the Stock Incentive Plans for the year ended December 31, 2010:

	Shares of Common Stock Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2010	11,623,516	$4.42
Granted	922,515	$4.16
Exercised	(904,846)	$2.20
Cancelled	(1,021,685)	$6.74
Forfeited	(162,189)	$5.17

Outstanding at December 31, 2010	10,457,311	$4.35	4.9	$7,695

Vested or expected to vest at December 31, 2010	10,359,714	$4.36		$7,673

Exercisable at December 31, 2010	8,440,402	$4.34	4.1	$6,466

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing sale price of PAETEC Holding’s common stock as reported on the NASDAQ Global Select Market on December 31, 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if all option holders had exercised their options on December 31, 2010. This amount changes based on the fair market value of PAETEC Holding’s common stock. The aggregate intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was approximately $2.0 million, $1.8 million and $7.1 million, respectively.

For options granted during the years ended December 31, 2010, 2009 and 2008, the weighted average fair values of the stock options granted, estimated on the dates of grant using the Black-Scholes option-pricing model, were $2.83, $1.09 and $3.62 respectively, using the following assumptions:

	Year Ended December 31,
	2010	2009	2008
Expected option life (in years)	6.2	6.0	5.00-6.00
Risk free interest rate	1.6% – 3.0%	2.0% – 3.0%	1.4% – 3.6%
Expected volatility	74.6% – 75.8%	73.8% – 76.2%	56.6% – 74.0%
Expected dividend yield	—	—	—

Total compensation expense related to stock options granted totaled approximately $2.8 million, $4.3 million and $11.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts are recorded as part of selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

The following table summarizes stock option information at December 31, 2010:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.00 – $2.10	2,567,899	$1.66	2,094,877	$1.73
$2.11 – $3.15	1,290,792	$2.32	1,259,825	$2.31
$3.16 – $7.35	4,676,439	$4.22	3,547,203	$4.25
$7.36 – $13.46	1,922,181	$9.63	1,538,497	$9.77

	10,457,311	$4.35	8,440,402	$4.34

As of December 31, 2010, there was approximately $3.7 million of total unrecognized stock-based compensation expense related to unvested stock options granted under the Stock Incentive Plans. The Company expects to recognize the expense over a weighted average period of 1.6 years.

Stock Unit Activity

The following table summarizes stock unit activity under the Stock Incentive Plans for the year ended December 31, 2010:

	Shares of Common Stock Underlying Stock Units	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2010	4,567,066	$5.64
Granted	1,453,315	$3.58
Vested	(1,819,083)	$3.25
Forfeited	(213,531)	$5.29

Outstanding at December 31, 2010	3,987,767	$5.29

For stock units granted during the years ended December 31, 2010, 2009 and 2008, the weighted average fair values of the stock units granted, determined by the closing sale price of PAETEC Holding’s common stock as reported on the NASDAQ Global Select Market on the dates of grant, were $3.58, $1.28, and $7.00, respectively.

During the years ended December 31, 2010, 2009 and 2008, the Company granted stock units under the 2007 Incentive Plan with a four-year service period, subject to achievement of a specified performance target based on PAETEC Holding’s common stock price. Awards vest in equal installments over a four-year period only if specified increases in the price of the PAETEC Holding’s common stock are achieved in the first year. Under ASC 718, these awards are considered to have a market condition. The effect of a market condition is reflected in the grant date fair value of the award and, therefore, compensation expense is recognized on these awards provided that the requisite service is rendered, regardless of whether the market condition is achieved. The fair value of these awards was estimated using a Monte Carlo simulation model.

During the years ended December 31, 2010, 2009 and 2008, the Company granted stock units under the 2007 Incentive Plan with a three-year service period, subject to achievement each year of certain cash flow objectives. Under ASC 718, these awards are considered to have a performance condition. As such, the Company periodically assesses which outcomes are probable of achievement to ensure that compensation cost for these awards will reflect the number of awards that are ultimately expected to vest. The fair value of these awards was determined by the closing sale price of PAETEC Holding’s common stock as reported on the NASDAQ Global Select Market on the date of grant.

The aggregate intrinsic value of stock units that vested during the years ended December 31, 2010, 2009 and 2008 was approximately $7.0 million, $14.1 million, and $0.3 million, respectively.

To satisfy income tax withholding requirements in connection with the vesting of stock units during the years ended December 31, 2010, 2009 and 2008, the Company withheld shares of PAETEC Holding common stock totaling 623,203 shares, 2,166,460 shares, and 20,747 shares, respectively.

For the years ended December 31, 2010, 2009 and 2008 the total compensation expense related to stock units granted was approximately $6.4 million, $12.6 million and $10.7 million, respectively. These amounts are recorded as part of selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

As of December 31, 2010, there was unrecognized stock-based compensation expense related to unvested stock unit awards of approximately $12.0 million. The Company expects to recognize the expense over a weighted average period of 1.3 years.

Warrant Activity The Company’s independent sales agents participate in the PAETEC Holding Corp. 2009 Agent Incentive Plan (the “2009 Warrant Plan”), which was adopted by PAETEC Holding during the twelve months ended December 31, 2009. Prior to adoption of the 2009 Warrant Plan, the Company’s independent sales agents participated in the PaeTec Communications, Inc. Agent Incentive Plan (the “1999 Warrant Plan,” and collectively with the 2009 Warrant Plan, the “Warrant Plans”). Awards under the 1999 Warrant Plan were originally issued from 1999 to 2005. The Company will not make any new warrant awards under the 1999 Warrant Plan.

The 2009 Warrant Plan provides for the issuance of up to 600,000 shares of common stock upon the exercise of warrants granted under the plan to independent sales agents of the Company. Independent sales agents may include, in addition to individuals, corporations and other organizations that act as PAETEC’s sales agents. Vesting of the warrants is conditioned upon the warrant holder’s achievement and maintenance of specified revenue levels. The 2009 Warrant Plan is designed to create an incentive for the sales agents and is administered by the Company’s senior management.

During the year ended December 31, 2009, the Company granted warrants to purchase 600,000 shares under the 2009 Warrant Plan (the “2009 warrants”). The 2009 warrants are accounted for under the provisions of ASC 718 and ASC 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”). In accordance with ASC 505-50, the measurement date will be the date at which the agent’s performance is complete. At the measurement date, the Company will estimate the fair value of each warrant using the Black-Scholes option pricing model. For warrants that vested during the years ended December 31, 2010 and 2009, the weighted average fair value, estimated at the measurement date using the Black Scholes option-pricing model, was $3.46 and $3.30, respectively using the following assumptions:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Expected option life (in years)	8.7-9.3	10.0
Risk free interest rate	2.3% – 3.6%	3.0% – 4.0%
Expected volatility	76.3% – 82.3%	87.6% – 88.6%
Expected dividend yield	—	—

The following table summarizes as of December 31, 2010 information concerning warrants outstanding under the Warrant Plans and outstanding warrants issued by US LEC and assumed by PAETEC Holding pursuant to the US LEC merger (the “US LEC warrants):

	Shares of Common Stock Underlying Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2010	2,562,771	$2.41
Granted	—	$—
Exercised	(34,344)	$2.26
Cancelled	—	$—
Forfeited	(6,492)	$3.86

Outstanding at December 31, 2010	2,521,935	$2.41	3.5	$3,492

Exercisable at December 31, 2010	2,041,935	$2.30	2.3	$3,084

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing sale price of PAETEC Holding’s common stock as reported on the NASDAQ Global Select Market on December 31, 2010 and the warrant exercise price, multiplied by the number of in-the-money warrants) that would have been received by the warrant holders if all warrant holders had exercised their warrants on December 31, 2010. This amount changes based on the fair market value of PAETEC Holding’s common stock. The aggregate intrinsic value of warrants exercised during the years ended December 31, 2010 and 2009 was less than $0.1 million. The aggregate intrinsic value of warrants exercised during the year ended December 31, 2008 was approximately $0.5 million.

Total stock-based compensation expense related to warrants was approximately $0.3 million for the year ended December 31, 2010, $1.7 million for the year ended December 31, 2009 and less than $0.1 million, net of tax, for the year ended December 31, 2008. These amounts are recorded as part of selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

The following table summarizes information relating to outstanding warrants as of December 31, 2010:

	Warrants Outstanding		Warrants Exercisable
Range of Exercise Prices	Number of Warrants	Weighted- Average Exercise Price	Number of Warrants	Weighted- Average Exercise Price
$0.00 – $2.78	1,689,307	$1.99	1,689,307	$1.99
$2.79 – $4.00	685,753	$2.97	205,753	$3.14
$4.01 – $5.00	146,875	$4.70	146,875	$4.70

	2,521,935	$2.41	2,041,935	$2.30

10.	LOSS PER COMMON SHARE

The computation of basic and diluted net loss per common share for the years ended December 31, 2010, 2009 and 2008 was as follows:

	Year Ended December 31,
	2010	2009	2008
	(in thousands, except share and per share data)
Net loss	$(57,741)	$(28,689)	$(487,895)

Weighted average common shares outstanding-basic and diluted	145,345,301	143,371,462	140,210,860

Net loss per common share-basic and diluted	$(0.40)	$(0.20)	$(3.48)

For the years ended December 31, 2010, 2009 and 2008, the Company had outstanding options, warrants and restricted stock units for 16,967,013, 18,753,353 and 26,051,841 shares, respectively, which were exercisable for or represented common shares that were not included in the calculation of diluted loss per common share because the effect would have been anti-dilutive.

11.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement savings plan, pursuant to section 401(k) of the Internal Revenue Code, under which employees can contribute up to 25% of their annual salary. Employees are eligible for participation upon employment. For the years ended December 31, 2010 and 2009 the Company did not make any discretionary matching contributions. The Company’s discretionary matching contributions for the year ended December 31, 2008 totaled $4.5 million.

12.	COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company has entered into various non-cancelable operating lease agreements, with expiration dates through 2030, for office space and equipment. Some of these leases have free or escalating rent payment provisions. The Company recognizes rent expense under these leases on a straight-line basis.

Total rent expense for the years ended December 31, 2010, 2009 and 2008 was $43.1 million, $41.5 million, and $37.6 million, respectively. Future minimum lease obligations related to the Company’s operating leases as of December 31, 2010 are as follows (in thousands):

Year Ending December 31,
2011	$40,685
2012	35,528
2013	29,871
2014	23,181
2015	18,662
Thereafter	55,293

$203,220

Purchase Commitments—As of December 31, 2010, the Company had entered into agreements with vendors to purchase approximately $32.0 million of equipment and services, of which the Company expects $25.1 million to be delivered and payable in the year ending December 31, 2011, $4.2 million to be delivered and payable in the year ending December 31, 2012, and $2.7 million to be delivered and payable in the year ending December 31, 2013.

Data and Voice Services—The Company has various agreements with certain carriers for data and voice services. As of December 31, 2010, the Company’s minimum commitments under these agreements totaled $148.4 million, of which $119.8 million expire in the year ending December 31, 2011, $12.5 million expire in the year ending December 31, 2012, $12.5 million expire in the year ending December 31, 2013, $2.9 million expire in the year ending December 31, 2014, and $0.7 million to expire in the year ending December 31, 2015. Related expenses, when incurred, are included in cost of sales in the accompanying consolidated statements of operations and comprehensive (loss) income.

Regulation— The Company’s services are subject to varying degrees of federal, state and local regulation. These regulations are subject to ongoing proceedings at federal and state administrative agencies or within state and federal judicial systems. Results of these proceedings could change, in varying degrees, the manner in which the Company operates. The Company cannot predict the outcome of these proceedings or their effect on the Company’s industry generally or upon the Company specifically.

Interconnection and Network Access Agreements—The Company is dependent on the use of incumbent local exchange carriers’ local and transport networks and access services to provide telecommunications services to its customers. Charges for leasing local and transport network components and purchasing special access services historically have made up a significant percentage of the Company’s overall cost of providing the services. These network components and services are purchased in each PAETEC market through interconnection agreements, special access contracts, commercial agreements or a combination of such agreements from the incumbent local exchange carrier, or, where available, from other wholesale network service providers. These costs are recognized in the period in which the services are delivered and are included as a component of the Company’s cost of sales in the accompanying consolidated statements of operations and comprehensive loss.

Litigation— The Company is party to various legal proceedings, most of which relate to routine matters incidental to the Company’s business. The result of any current or future litigation or other legal proceedings is inherently unpredictable. The Company’s management, however, believes that there is no litigation or other legal proceedings asserted or pending against the Company that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows, except as indicated below.

In October 2008, PaeTec Communications, Inc. filed a claim in the Supreme Court for the State of New York, County of Monroe, against Lucent Technologies, Inc., Alcatel USA Marketing, Inc. and Alcatel-Lucent

(collectively “Alcatel-Lucent”) for reimbursement of costs and fees in connection with a patent infringement case brought against the Company by Sprint Communications Company L.P. (“Sprint”) and settled in May 2009. The Company’s claim against Alcatel-Lucent alleges that because the Sprint claims arose from the use by the Company of Alcatel-Lucent equipment, Alcatel-Lucent has an obligation to defend and indemnify the Company pursuant to the contract terms under which it sold the equipment to the Company. Alcatel-Lucent has denied the claim and counter-claimed against the Company for allegedly unpaid switch software licensing charges, and associated late fees. The Company believes that it has meritorious defenses against these counter-claims. At this time, the Company is unable to estimate a potential loss or range of loss, if any.

13.	RELATED PARTIES

The Company employs an immediate family member of its Chairman, President and Chief Executive Officer. The Company made total salary and bonus payments to the family member of $313,676 for the year ended December 31, 2010, $200,000 for the year ended December 31, 2009, and $236,170 for the year ended December 31, 2008. During the period from January 1, 2008 to December 31, 2010, the Company issued to this individual options to purchase a total of 29,000 shares of common stock at exercise prices ranging from $1.28 to $7.64 per share, as well as restricted stock units for 131,000 shares of common stock. In addition, from time to time, another immediate family member of the Chairman, President and Chief Executive Officer performs consulting services for the Company. The amounts paid to this individual for these services were nominal during the years ended December 31, 2010, 2009 and 2008.

In 2008, the Company entered into arrangements with an unrelated aircraft charter corporation pursuant to which it commits over a specified period to charter a minimum number of hours of flight time on the charter corporation’s managed fleet of jet aircraft. One of the several jet aircraft in the charter corporation’s fleet that were used by the Company during the years ended December 31, 2010, 2009 and 2008 is owned by a limited liability company that is 50% owned by the Company’s Chairman, President and Chief Executive Officer and 50% owned by the Company’s Vice Chairman. Under an agreement between the charter corporation and the limited liability company, the charter corporation leases the limited liability company’s jet on an exclusive basis, manages the operation of the jet and solicits charter customers to use the jet. Under the agreement, the charter corporation is required to pay the limited liability company a specified rate for each flight hour for which the limited liability company’s aircraft is used by customers of the charter corporation for charter services. The charter corporation also pays all associated fuel costs and other specified expenses. As a result of the Company’s purchase during the years ended December 31, 2010, 2009 and 2008 of flight time from the charter corporation for use of the jet owned by the limited liability company, the charter corporation made payments to the limited liability company of $420,674, $416,716 and $464,889, respectively.

14.	FAIR VALUE MEASUREMENTS

The provisions of ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring the fair value of financial assets and financial liabilities by establishing a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value as follows:

Level 1—defined as observable inputs such as quoted prices in active markets;

Level 2—inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3—unobservable inputs that reflect the Company’s determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including the Company’s own data.

The following table summarizes the valuation of the Company’s financial instruments by the foregoing fair value hierarchy levels as of December 31, 2010 and December 31, 2009, respectively (in thousands):

	Fair Value Measurements as of December 31, 2010 Using:
	(Level 1)	(Level 2)	(Level 3)
Assets
Cash and cash equivalents	$11,186	—	—
Other assets, net	$2,859	—	—

	Fair Value Measurements as of December 31, 2009 Using:
	(Level 1)	(Level 2)	(Level 3)
Assets
Cash and cash equivalents	—	$131,408	—

Liabilities
Interest rate swaps	—	$7,544	—

At December 31, 2010, the fair value of cash and cash equivalents presented in the table above were primarily composed of the Company’s investments in publicly traded money market instruments. The Company’s cash and cash equivalent balances excluded from the table above are composed of cash, certificates of deposits with original maturities of one month or less and overnight investments. The fair value of the Company’s short term investments are comprised of publicly traded commercial paper instruments and the other assets, net consists of restricted investments in publicly traded money market instruments.

15.	SUBSEQUENT EVENTS

In accordance with the provisions of ASC 855, Subsequent Events, the Company has evaluated all subsequent events to ensure that this Form 10-K includes appropriate disclosure of events both recognized in the financial statements as of December 31, 2010, and events which occurred subsequent to December 31, 2010 but were not recognized in the financial statements, other than the transaction described below.

Definitive Agreement to Acquire XETA Technologies

On February 8, 2011, PAETEC Holding entered into an Agreement and Plan of Merger by and among PAETEC Holding, XETA Technologies, Inc., an Oklahoma corporation (“XETA”), and an indirect wholly-owned subsidiary of PAETEC. Under the terms and subject to the conditions of the merger agreement, the PAETEC subsidiary will merge with and into XETA, with XETA surviving the merger as a wholly-owned subsidiary of PAETEC. The merger agreement has been approved unanimously by the board of directors of each of PAETEC and XETA.

At the effective time of the merger, each share of XETA common stock issued and outstanding immediately prior to the effective time (other than shares held in the treasury of XETA or any subsidiary of XETA and any shares owned by PAETEC or any of its subsidiaries) will be automatically converted into the right to receive $5.50 in cash, without interest (the “merger consideration”). In addition, immediately prior to the effective time of the merger, all remaining forfeiture restrictions applicable to restricted shares of XETA common stock will expire and the holders thereof will be entitled to receive the merger consideration with respect to each such share. Certain options to purchase shares of XETA common stock outstanding immediately prior to the effective time will become fully vested immediately prior to the effective time. Holders of warrants and vested options will be entitled to receive (in each case, in accordance with the terms of their respective plans and agreements) the product of (i) the number of shares of XETA common stock that would have been acquired upon the exercise of the stock option or warrant, multiplied by (ii) the excess, if any, of the merger consideration over the exercise price to acquire a share of XETA common stock under such option or warrant. The merger consideration will be approximately $61 million in the aggregate.

The consummation of the merger is subject to customary conditions, including, without limitation, (a) approval by the holders of a majority of the outstanding shares of XETA’s common stock entitled to vote on the merger, (b) receipt of any required antitrust or regulatory approvals (including, if applicable, the expiration or termination, as the case may be, of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976), and (c) the absence of any law, regulation, order or injunction prohibiting the merger. Moreover, each party’s obligation to consummate the merger is subject to certain other conditions, including, without limitation, (i) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers and other qualifying disclosures which are not necessarily reflected in the merger agreement), (ii) the other party’s compliance with its covenants and agreements contained in the merger agreement, (iii) there not being holders of more than 15% of the outstanding shares of XETA common stock properly exercising appraisal rights and (iv) there not having been a material adverse effect on the business, financial condition or results of operations of XETA and its subsidiaries (subject to certain limitations) or the ability of XETA to consummate the transactions under the merger agreement that has not been cured.

The merger agreement contains certain termination rights for XETA and PAETEC, including the right of XETA under certain circumstances to terminate the merger agreement to accept a superior proposal, as defined in the merger agreement. Upon any termination of the merger agreement under specified circumstances, including termination of the merger agreement to accept a superior proposal, XETA is required to pay PAETEC a termination fee of $1.92 million.

16.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following summarizes the Company’s unaudited quarterly results of operations for the years ended December 31, 2010 and 2009:

	Three Months Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)
Year Ended December 31, 2010
Total revenue	$390,051	$396,100	$408,434	$429,231
Net loss	$(9,538)	$(7,528)	$(14,755)	$(25,920)
Basic and diluted loss per common share	$(0.07)	$(0.05)	$(0.10)	$(0.18)
Year Ended December 31, 2009
Total revenue	$399,250	$395,161	$395,652	$390,124
Net loss	$(3,308)	$(16,485)	$(6,525)	$(2,371)
Basic and diluted loss per common share	$(0.02)	$(0.12)	$(0.04)	$(0.02)

The $12.3 million increase in revenue from the three months ended June 30, 2010 to the three months ended September 30, 2010 was primarily due to the full quarter inclusion of results from Quagga and the growth in the resale of energy services. The net loss for the three months ended September 30, 2010 includes $3.7 million in acquisition, integration and separation costs. The $20.8 million increase in revenue from the three months ended September 30, 2010 to the three months ended December 31, 2010 was primarily due to the inclusion of results from Cavalier. The net loss for the three months ended December 31, 2010 includes $10.4 million in acquisition, integration and separation costs and $3.0 million in debt extinguishment and related costs.

The net loss for the three months ended June 30, 2009 includes $10.3 million in debt extinguishment and related costs recognized in connection with the Company’s issuance of $350.0 million principal amount of its 8 7/8% senior secured notes due 2017. This amount represents the elimination of $5.8 million of debt issuance costs and unamortized debt discount related to the repayment of approximately $330.5 million of outstanding term loans under the Company’s existing senior secured credit facilities and $4.5 million of costs incurred related to the reduction of the notional amount of its swap agreement in effect as of June 30, 2009 from $400.0 million to $265.0 million.

PAETEC Holding Corp. and Subsidiaries

Condensed Consolidated Balance Sheets

June 30, 2011 and December 31, 2010

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	June 30, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$102,632	$95,533
Accounts receivable, net of allowance for doubtful accounts of $12,461 and $11,044, respectively	278,386	253,175
Deferred income taxes	10,801	10,801
Prepaid expenses and other current assets	37,671	27,584

Total current assets	429,490	387,093
Property and equipment, net	876,081	860,782
Goodwill	472,364	439,556
Intangible assets, net	275,835	279,691
Other assets, net	45,371	40,816

Total assets	$2,099,141	$2,007,938

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$105,799	$102,169
Accrued expenses	37,779	36,954
Accrued payroll and related liabilities	34,435	20,373
Accrued taxes	48,769	48,897
Accrued commissions	24,322	22,532
Accrued capital expenditures	20,845	13,707
Accrued interest	17,184	17,278
Deferred revenue	86,694	82,232
Current portion of long-term debt and capital lease obligations	16,806	10,733

Total current liabilities	392,633	354,875
Long-term debt and capital lease obligations	1,505,000	1,437,356
Other long-term liabilities	80,136	78,822

Total liabilities	1,977,769	1,871,053

Commitments and contingencies (Note 9)

Stockholders’ equity:
Common stock, $.01 par value; 300,000,000 authorized shares at June 30, 2011 and December 31, 2010, 145,535,257 shares issued and outstanding at June 30, 2011; 144,026,358 shares issued and outstanding at December 31, 2010	1,455	1,440
Additional paid-in capital	772,788	766,948
Accumulated deficit	(652,871)	(631,503)

Total stockholders’ equity	121,372	136,885

Total liabilities and stockholders’ equity	$2,099,141	$2,007,938

See notes to condensed consolidated financial statements.

PAETEC Holding Corp. and Subsidiaries

Condensed Consolidated Statements of Operations

Three and Six Months Ended June 30, 2011 and 2010

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenue:
Network services revenue	$376,243	$310,242	$753,275	$620,716
Carrier services revenue	85,660	63,088	167,872	126,131
Integrated solutions revenue	45,152	22,770	81,421	39,304

Total revenue	507,055	396,100	1,002,568	786,151
Cost of sales (exclusive of operating items shown separately below)	238,077	196,784	471,989	389,533
Selling, general and administrative expenses (exclusive of operating items shown separately below and inclusive of stock-based compensation)	173,287	136,803	345,979	271,063
Acquisition, integration and separation costs	3,406	0	5,899	0
Depreciation and amortization	65,758	47,439	129,071	94,612

Income from operations	26,527	15,074	49,630	30,943
Debt extinguishment and related costs	0	0	0	4,423
Other income, net	(141)	(150)	(222)	(262)
Interest expense	35,306	22,600	69,770	44,637

Loss before income taxes	(8,638)	(7,376)	(19,918)	(17,855)
Provision for (benefit from) income taxes	800	152	1,450	(789)

Net loss	$(9,438)	$(7,528)	$(21,368)	$(17,066)

Basic and diluted net loss per common share	$(0.07)	$(0.05)	$(0.15)	$(0.12)

Basic and diluted weighted average common shares outstanding	145,187,406	146,079,877	144,755,529	145,782,588

See notes to condensed consolidated financial statements.

PAETEC Holding Corp. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2011 and 2010

(Amounts in thousands)

(Unaudited)

	Six Months Ended June 30,
	2011	2010
OPERATING ACTIVITIES:
Net loss	$(21,368)	$(17,066)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	129,071	94,612
Amortization of debt issuance costs	2,290	1,356
Amortization of debt discount, net	1,587	652
Bad debt expense	6,566	7,126
Stock-based compensation expense	5,318	5,055
Gain on disposal of property and equipment	(72)	(99)
Deferred income taxes	0	(1,342)
Debt extinguishment and related costs	0	3,667
Gain on non-monetary transaction	(82)	0
Change in assets and liabilities which provided (used) cash, excluding effects of acquisitions:
Accounts receivable	(17,348)	(26,517)
Prepaid expenses and other current assets	(3,629)	(4,789)
Other assets	(2,875)	(154)
Accounts payable	1,470	11,792
Accrued expenses	(2,252)	(10,800)
Accrued payroll and related liabilities	11,297	(15,241)
Accrued taxes	(332)	(4,596)
Accrued commissions	1,186	(164)
Accrued interest	(95)	(295)
Deferred revenue	1,721	1,552

Net cash provided by operating activities	112,453	44,749

INVESTING ACTIVITIES:
Purchases of property and equipment	(99,776)	(60,871)
Acquisitions, net of cash received	(67,867)	(24,603)
Purchase of short term investments	0	(1,972)
Increase in restricted cash	0	(314)
Proceeds from disposal of property and equipment	150	406
Purchase of long-term investment	(750)	0
Software development costs	(1,419)	(677)

Net cash used in investing activities	(169,662)	(88,031)

FINANCING ACTIVITIES:
Repayments of long-term debt	(30,176)	(276,993)
Payment for debt issuance costs	(3,085)	(7,378)
Proceeds from long-term borrowings	99,750	301,584
Repurchase of common stock	0	(4,501)
Payment of contingent consideration	(2,723)	0
Payment for registering securities	(110)	0
Proceeds from exercise of stock options, warrants, and purchase plans	2,242	2,462
Payment of tax withholding on vested stock units	(1,590)	(1,111)

Net cash provided by financing activities	64,308	14,063

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,099	(29,219)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	95,533	152,888

CASH AND CASH EQUIVALENTS, END OF PERIOD	$102,632	$123,669

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$67,295	$43,275

Cash paid for income taxes	$1,777	$762

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS :

Accrued property and equipment expenditures	$29,088	$15,453

Equipment purchased under capital leases	$2,192	$21,941

Contingent consideration	$2,700	$8,065

Tenant incentive leasehold improvements	$880	$238

See notes to condensed consolidated financial statements.

PAETEC Holding Corp. and Subsidiaries

Notes to Condensed Consolidated Financial Statements

1.	NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

PAETEC Holding Corp. (“PAETEC Holding”) is a Delaware corporation that, through its subsidiaries, provides broadband communications services, including data and Internet access services, local telephone services and domestic and international long distance services, primarily to business end-user customers.

The accompanying historical condensed consolidated financial statements and notes reflect the financial results of PAETEC Holding and PAETEC Holding’s wholly-owned subsidiaries. References to the “Company” and “PAETEC” in these Notes to Condensed Consolidated Financial Statements are to PAETEC Holding and PAETEC Holding’s wholly-owned subsidiaries.

Segment Disclosure

The Company operates in one reportable segment.

Basis of Presentation

The accompanying condensed consolidated financial statements are unaudited and have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial statements and accounting policies consistent, in all material respects, with those applied in preparing the Company’s audited consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2010 (as amended on Form 10-K/A, the “2010 Form 10-K”), as filed with the SEC. In the opinion of management, these interim financial statements reflect all adjustments, including normal recurring adjustments, management considers necessary for the fair presentation of the Company’s financial position, operating results and cash flows for the interim periods presented. The condensed consolidated balance sheet as of December 31, 2010 has been derived from the audited consolidated balance sheet as of that date. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in the 2010 Form 10-K.

The accompanying condensed consolidated financial statements present results for the six months ended June 30, 2011. These results are not necessarily indicative of the results that may be achieved for the year ending December 31, 2011 or any other period.

Basis of Consolidation

The accompanying condensed consolidated financial statements include the accounts of PAETEC Holding and PAETEC Holding’s wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

2.	ACQUISITIONS

Acquisition of XETA Technologies, Inc.

On May 31, 2011, the Company completed its acquisition by merger of XETA Technologies, Inc. (“XETA”), a provider of advanced communications solutions. On the closing date, XETA continued in existence as a wholly-owned subsidiary of PAETEC Holding. The purchase price for the acquisition was approximately $68.1 million in cash. The merger was accounted for as an acquisition of XETA by PAETEC using the acquisition method in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (Note 4).

Acquisition of Assets and Certain Liabilities of Iperia Mobility Solutions, LLC

On February 11, 2011, the Company completed the acquisition of assets and certain liabilities of Iperia Mobility Solutions, LLC (“Iperia”), a limited liability company that provides IP-based communications solutions delivering communications-enabled applications. The purchase price for the acquisition was $4.0 million in cash, including an estimated $2.7 million of contingent consideration to be paid 24 months following the acquisition closing date. The merger was accounted for as an acquisition of Iperia by PAETEC using the acquisition method in accordance with ASC Topic 805 (Note 4).

Supplemental Pro Forma Information (Unaudited)—Cavalier Telephone Corporation Acquisition

On December 6, 2010, the Company completed the acquisition of Cavalier Telephone Corporation (“Cavalier”). The revenue and net loss from continuing operations of the combined entity for the three and six months ended June 30, 2010 had the acquisition date been January 1, 2010, are as follows (in thousands):

	Revenue	Net Loss from Continuing Operations
Supplemental pro forma for the three months ended June 30, 2010	$488,869	$(15,130)
Supplemental pro forma for the six months ended June 30, 2010	$972,113	$(27,041)

The pro forma information presents the combined operating results of the Company and Cavalier, with the results prior to the merger closing date adjusted to include the pro forma effect of the elimination of transactions between the Company and Cavalier, the adjustment to depreciation and amortization expense associated with the estimated acquired fair value of property and equipment and intangible assets, the elimination of historical interest expense on Cavalier’s pre-merger indebtedness, the inclusion of interest expense related to the Company borrowings used to fund the acquisition, and the amortization of debt issuance costs related to such borrowings.

The pro forma results are presented for illustrative purposes only and do not reflect either the realization of potential cost savings or any related integration costs. Certain cost savings may result from the Cavalier merger, although there can be no assurance that cost savings will be achieved. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the merger had occurred as of the date indicated, nor do the pro forma results intend to be a projection of results that may be obtained in the future.

3.	PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2011 and December 31, 2010 consisted of the following:

	June 30, 2011	December 31, 2010
	(in thousands)
Communications networks	$1,187,374	$1,112,615
Computer hardware and purchased software	187,039	167,101
Equipment	62,848	55,316
Office equipment, furniture and fixtures	96,310	91,621
Construction-in-progress	42,365	41,264
Land and buildings	50,148	46,436

	1,626,084	1,514,353
Accumulated depreciation	(750,003)	(653,571)

Property and equipment, net	$876,081	$860,782

Construction-in-progress as of June 30, 2011 and December 31, 2010 consisted primarily of costs associated with the build-out of the Company’s communications network. Depreciation expense totaled $99.3 million and $79.2 million for the six months ended June 30, 2011 and 2010, respectively. Depreciation expense totaled $50.9 million and $39.7 million for the three months ended June 30, 2011 and 2010, respectively.

4.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying value of goodwill from January 1, 2011 to June 30, 2011 were as follows (in thousands):

Balance as of January 1, 2011	$439,556
Goodwill related to acquisitions	32,808

Balance as of June 30, 2011	$472,364

The amount of goodwill recognized as of June 30, 2011 for the Company’s acquisition of Cavalier in December 2010 and its other recent acquisitions are based on the Company’s preliminary allocation of purchase price and may change significantly based on various valuations that will be finalized within 12 months after the applicable acquisition’s closing date (Note 2).

Other Intangible Assets

The gross carrying amount and accumulated amortization by major intangible asset category as of June 30, 2011 and December 31, 2010 were as follows:

	June 30, 2011
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
	(in thousands)
Amortized intangible assets:
Customer-related	$400,293	$(138,250)	$262,043	11 years
Technology-based	1,953	(1,652)	301	5 years
Capitalized software development costs	10,760	(4,688)	6,072	4 years
Technology license	5,164	(2,238)	2,926	5 years
Trade name	3,250	(1,157)	2,093	5 years

Total	421,420	(147,985)	273,435	10 years

Unamortized intangible assets:
Trade name	2,400	—	2,400

Total	$423,820	$(147,985)	$275,835

	December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
	(in thousands)
Amortized intangible assets:
Customer-related	$376,343	$(111,029)	$265,314	11 years
Technology-based	1,953	(1,520)	433	5 years
Capitalized software development costs	9,242	(3,477)	5,765	4 years
Technology license	5,164	(1,721)	3,443	5 years
Trade name	2,800	(464)	2,336	6 years

Total	395,502	(118,211)	277,291	10 years

Unamortized intangible assets:
Trade name	2,400	—	2,400

Total	$397,902	$(118,211)	$279,691

Intangible asset amortization expense for the six months ended June 30, 2011 and 2010 was $29.8 million and $15.3 million, respectively. Intangible asset amortization expense for the three months ended June 30, 2011 and 2010 was $15.0 million and $7.7 million, respectively.

Gross intangible assets as of June 30, 2011 included $24.0 million for customer relationship intangible assets (6 year weighted average useful life), $0.4 million for trade names, and $0.1 million for software acquired from XETA. These amounts are based on the Company’s preliminary allocations of the purchase price and may change significantly based on a valuation that will be finalized within 12 months after the closing date. The Company estimates that future aggregate amortization expense related to intangible assets as of June 30, 2011 will be as follows for the periods presented (in thousands):

Year Ending December 31,
2011 (remaining six months)	$32,983
2012	55,541
2013	43,371
2014	34,218
2015	25,736
Thereafter	81,586

Total	$273,435

5.	LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations as of June 30, 2011 and December 31, 2010 consisted of the following:

	June 30, 2011	December 31, 2010
	(in thousands)
8 7/8% Senior Secured Notes due 2017	$650,000	$650,000
Unamortized discount on 8 7/8% Senior Secured Notes due 2017, net	(7,786)	(8,435)
9 7/8% Senior Notes due 2018	450,000	450,000
Unamortized discount on 9 7/8% Senior Notes due 2018	(13,876)	(14,811)
9.5% Senior Notes due 2015	300,000	300,000
Senior secured credit facilities	99,750	25,000
Unamortized discount on senior secured credit facilities	(247)	—
Capital lease obligations	43,152	45,805
Other	813	530

Total debt	1,521,806	1,448,089
Less: current portion	(16,806)	(10,733)

Long-term debt and capital lease obligations	$1,505,000	$1,437,356

Senior Secured Credit Facilities

On May 31, 2011, PAETEC Holding entered into an amended and restated credit agreement (the “credit agreement”), dated as of May 31, 2011, which amended and restated PAETEC Holding’s credit agreement dated February 28, 2007, as amended (the “original credit agreement”).

Under the credit agreement, lenders have made available to the Company $225 million of senior secured credit facilities consisting of the following:

•	a $100 million term loan credit facility under which the Company obtained term loans on May 31, 2011 in an aggregate principal amount of $100 million; and

•

a revolving credit facility under which the Company may obtain from time to time revolving loans of up to an aggregate principal amount of $125 million outstanding at any time. No amounts were outstanding under the revolving credit facility as of June 30, 2011.

PAETEC Holding is the borrower under the term loan and revolving credit facilities. All obligations under the facilities are unconditionally guaranteed on a senior secured basis by all of PAETEC Holding’s directly and indirectly owned domestic subsidiaries, except as expressly provided in the credit agreement.

The Company may elect, subject to pro forma compliance with a total leverage ratio covenant and other conditions, to solicit the lenders under the credit agreement or other prospective lenders to extend up to $300 million in aggregate principal amount of additional loans under the credit facilities.

Borrowings under the credit facilities may be used for working capital, capital expenditures and general corporate purposes, including payment of outstanding borrowings incurred by the Company under the original credit agreement and payment of merger consideration and other costs and expenses. A portion of the revolving credit facility is available for the issuance of letters of credit to support the Company’s operating requirements. The Company received gross proceeds of $99.8 million from its $100 million of borrowings under the term loan facility, which was offered at a price of 99.750% of the principal amount, and the proceeds were used as follows:

•

approximately $69.5 million to pay the merger consideration and associated costs and expenses related to the completion on May 31, 2011 of PAETEC’s acquisition by merger of XETA, including repayment of borrowings outstanding under the acquired company’s revolving line of credit (Note 2);

•	approximately $25.1 million to repay in full all outstanding revolving loans incurred under the original credit agreement; and

•	the remaining proceeds to pay fees and expenses incurred in connection with the new credit facilities, and for other general corporate purposes.

The term loan facility will mature on May 31, 2018. The Company is required to make quarterly principal payments of $250,000 beginning in the quarter ended June 30, 2011 and continuing each quarter through the term loan facility maturity date. In addition, the Company is required to make principal repayments under the term loan facility from specified excess cash flows from operations and from the net proceeds of specified types of asset sales, debt issuances, and insurance recovery and condemnation events.

The revolving credit facility will mature on May 31, 2016 except that, if more than $25 million in aggregate principal amount of the Company’s outstanding 9.5% Senior Notes due 2015 is outstanding on January 15, 2015, the revolving credit facility will mature on January 15, 2015. There are no scheduled principal payments under the revolving loans. Any outstanding revolving loans will be payable in full on the revolving loan maturity date.

Interest accrued on borrowings outstanding under the credit facilities generally is payable on a monthly or quarterly basis. The term loan borrowings bear interest, at the Company’s option, at an annual rate equal to either a specified base rate plus a margin of 2.50%, or the applicable London interbank offered rate (“LIBOR”) (or, if greater, 1.50%) plus a margin of 3.50%. The margin applicable to loans under the revolving credit facility is subject to specified reductions based on certain reductions in the Company’s total leverage ratio and is either the specified base rate plus a margin of 1.75% to 2.25% or LIBOR plus a margin of 2.75% to 3.25%. The base rate is equal to the highest of a specified prime lending rate, the overnight federal funds rate plus 0.50%, one month LIBOR plus 1.00%, and, with respect to term loan borrowings, 2.50%. Subject to availability and other conditions, the Company has the right to select interest periods of 1, 2, 3, 6 or, in the case of the revolving credit facility borrowings (subject to the approval of the revolving credit lenders), 9 or 12 months for LIBOR loans.

The credit agreement contains customary representations and warranties by the Company, as well as customary events of default. The credit agreement requires the Company to comply with affirmative and negative covenants customarily applicable to senior secured credit facilities, including covenants restricting the ability of PAETEC Holding and its subsidiaries, subject to specified exceptions, to incur additional indebtedness and additional liens on their assets, engage in mergers or acquisitions or dispose of assets, pay dividends or make other distributions, voluntarily prepay certain other indebtedness, enter into transactions with affiliated persons, make investments, change the nature of their businesses and amend the terms of certain other indebtedness. The Company was in compliance with these covenants as of June 30, 2011. The credit agreement permits the incurrence of $55 million of non-recourse debt for the acquisition and construction of the Company’s new corporate headquarters.

The Company is required to satisfy a total leverage ratio under which the ratio of its consolidated debt to its adjusted consolidated EBITDA (as defined for purposes of the credit agreement) will not be permitted to be greater than (a) 5.00:1.00 on the last day of any fiscal quarter ending before December 31, 2011 or (b) 4:75:1.00 on the last day of any fiscal quarter ending on or after December 31, 2011. The Company was in compliance with this financial covenant as of June 30, 2011.

Senior Notes due 2018

On July 8, 2011, in accordance with registration rights granted to the original purchasers of PAETEC Holding’s 9 7/8% senior notes due 2018, PAETEC Holding completed an exchange offer of all of its outstanding 9 7/8% senior notes due 2018 in an aggregate principal amount of $450 million for notes with substantially identical terms registered under the Securities Act of 1933 (the “Securities Act”) (Note 12).

6.	INCOME TAXES

The provision for income taxes for the six months ended June 30, 2011 was $1.5 million and represents current state taxes consisting primarily of taxes based on gross margin or modified gross receipts, and income taxes in jurisdictions where net operating losses are not available. The difference between the statutory rate and the effective tax rate for the six months ended June 30, 2011 was primarily attributable to the existence of a valuation allowance on PAETEC’s net deferred tax assets.

ASC 740, Income Taxes, requires the recognition of a financial statement benefit of a tax position only after a determination that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The amount of unrecognized tax benefits from uncertain tax positions as of June 30, 2011 was $0.5 million, net of federal benefit, the majority of which, if recognized, would affect the effective tax rate.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as a component of the provision for income taxes. As of June 30, 2011, the Company had less than $0.1 million of accrued interest related to unrecognized tax benefits.

The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The Company’s U.S. federal tax years ended December 31, 2007 through December 31, 2010 and various state tax years remain subject to income tax examinations by tax authorities.

7.	SHARE-BASED TRANSACTIONS

2011 Stock Incentive Plan

On June 2, 2011, the PAETEC Holding Corp. 2011 Omnibus Incentive Plan (the “2011 Incentive Plan”) was approved by stockholders and became effective. The maximum number of shares of PAETEC Holding common stock that are available for issuance in connection with equity awards under the 2011 Incentive Plan is equal to 12,000,000 shares, plus the number of shares available for future awards under the PAETEC Holding Corp. 2007 Omnibus Incentive Plan as of June 2, 2011, plus the number of shares related to awards outstanding under the 2007 Omnibus Incentive Plan as of June 2, 2011 which thereafter terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such shares. The 2011 Incentive Plan will terminate automatically ten years after its effective date unless it is earlier terminated by the PAETEC Holding Corp. board of directors. Awards under the 2011 Incentive Plan may be made in the form of stock options, restricted stock, stock units, unrestricted stock, dividend equivalent rights, stock appreciation rights, performance awards, incentive awards, cash awards and any combination of the foregoing.

Employee Stock Purchase Plan

As of June 30, 2011, purchase rights for 2,326,392 shares had been granted under the PAETEC Holding Corp. Employee Stock Purchase Plan (“ESPP”) and 1,773,608 shares of common stock remained available for issuance.

During the three month purchase periods ended March 31, 2011 and June 30, 2011, PAETEC Holding issued 174,927 and 124,867 shares, respectively, at respective purchase prices of approximately $3.01 and $4.31 per share, which represented 90% of the closing price of the common stock as reported on the NASDAQ Global Select Market on March 31, 2011 and June 30, 2011, respectively. Compensation expense attributable to the ESPP for the three and six months ended June 30, 2011 totaled less than $0.1 million and $0.1 million, respectively.

Stock Option Activity

The following table summarizes stock option activity for the six months ended June 30, 2011:

	Shares of Common Stock Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2011	10,457,311	$4.35
Granted	1,148,528	$3.93
Exercised	(395,170)	$2.84
Canceled	(1,329,958)	$4.76
Forfeited	(153,611)	$4.16

Outstanding at June 30, 2011	9,727,100	$4.31	5.5	$14,329

Exercisable at June 30, 2011	7,303,937	$4.42	4.4	$11,701

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing sale price of PAETEC Holding’s common stock as reported on the NASDAQ Global Select Market on June 30, 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders if all option holders had exercised their options on June 30, 2011. This amount changes based on the fair market value of PAETEC Holding’s common stock. The aggregate intrinsic value of options exercised during the six months ended June 30, 2011 was approximately $0.6 million.

For options granted during the six months ended June 30, 2011 and 2010, the weighted average fair values of the stock options granted, estimated on the dates of grant using the Black-Scholes option-pricing model, were $2.63 and $2.86, respectively, using the following assumptions:

	Six Months Ended June 30,
	2011	2010
Expected option life (in years)	6.2	6.2
Risk free interest rate	1.9% – 3.2%	2.2% – 3.0%
Expected volatility	73.8% – 74.3%	75.4% – 75.8%
Expected dividend yield	—	—

Total compensation expense related to stock options granted was approximately $1.1 million and $1.4 million for the six months ended June 30, 2011 and 2010, respectively. Total compensation expense related to stock options granted was approximately $0.6 million and $0.7 million for the three months ended June 30, 2011 and 2010, respectively. These amounts are recorded as part of selling, general and administrative expenses in the accompanying condensed consolidated statements of operations.

The following table summarizes stock option information as of June 30, 2011:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

$0.00 - $2.10	2,412,386	$1.66	2,124,129	$1.71
$2.11 - $3.15	1,186,967	$2.32	1,163,943	$2.31
$3.16 - $7.35	4,322,053	$4.10	2,354,820	$4.19
$7.36 - $13.46	1,805,694	$9.65	1,661,045	$9.71

	9,727,100	$4.31	7,303,937	$4.42

As of June 30, 2011, there was approximately $4.8 million of total unrecognized stock-based compensation expense related to unvested stock options. The Company expects to recognize the expense over a weighted average period of approximately 1.9 years.

Stock Unit Activity

The following table summarizes stock unit activity for the six months ended June 30, 2011:

	Shares of Common Stock Underlying Stock Units	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2011	3,987,767	$5.29
Granted	414,428	$3.96
Vested	(1,205,837)	$6.44
Canceled	(731,350)	$3.33
Forfeited	(138,326)	$4.56

Outstanding at June 30, 2011	2,326,682	$5.36

For stock units granted during the six months ended June 30, 2011 and 2010, the weighted average fair values of the stock units granted, determined based on the closing sale price of PAETEC Holding’s common stock as reported on the NASDAQ Global Select Market on the dates of grant, were $3.96 and $3.57, respectively.

The aggregate intrinsic value of stock units that vested during the six months ended June 30, 2011 was approximately $4.6 million.

To satisfy income tax withholding requirements in connection with the vesting of stock units during the six months ended June 30, 2011, the Company withheld 420,839 shares of PAETEC Holding common stock.

For the six months ended June 30, 2011 and 2010, total compensation expense related to stock units granted was approximately $3.9 million and $3.4 million, respectively. For the three months ended June 30, 2011 and 2010, total compensation expense related to stock units granted was approximately $2.1 million and $1.7 million, respectively. These amounts are recorded as part of selling, general and administrative expenses in the accompanying condensed consolidated statements of operations.

As of June 30, 2011, there was unrecognized stock-based compensation expense related to unvested stock unit awards of approximately $8.0 million. The Company expects to recognize the expense over a weighted-average period of approximately 1.2 years.

Warrant Activity

The following table summarizes warrant activity for the six months ended June 30, 2011:

	Shares of Common Stock Underlying Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2011	2,521,935	$2.41
Exercised	(42,172)	$2.80
Forfeited	(109,546)	$4.93

Outstanding at June 30, 2011	2,370,217	$2.29	3.1	$5,930

Exercisable at June 30, 2011	1,980,217	$2.17	2.1	$5,189

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the closing sale price of PAETEC Holding’s common stock as reported on the NASDAQ Global Select Market on June 30, 2011 and the warrant exercise price, multiplied by the number of in-the-money warrants) that would have been received by the warrant holders if all warrant holders had exercised their warrants on June 30, 2011. This amount changes based on the fair market value of PAETEC Holding’s common stock. The aggregate intrinsic value of warrants exercised during the six months ended June 30, 2011 was less than $0.1 million.

For the six months ended June 30, 2011 and 2010, total stock-based compensation expense related to warrants was approximately $0.2 million and $0.1 million, respectively. For the three months ended June 30, 2011 and 2010, total stock-based compensation expense related to warrants was approximately $0.1 million. These amounts are recorded as part of selling, general and administrative expenses in the accompanying condensed consolidated statements of operations.

The following table summarizes information relating to outstanding warrants as of June 30, 2011:

	Warrants Outstanding		Warrants Exercisable
Range of Exercise Prices	Shares of Common Stock Underlying Warrants	Weighted Average Exercise Price	Shares of Common Stock Underlying Warrants	Weighted Average Exercise Price
$0.00 - $2.06	1,651,978	$1.97	1,651,978	$1.97
$2.07 - $2.89	589,214	$2.88	199,214	$2.87
$2.90 - $4.01	129,025	$3.59	129,025	$3.59

	2,370,217	$2.29	1,980,217	$2.17

8.	LOSS PER COMMON SHARE

The computation of basic and diluted net loss per common share for the three and six months ended June 30, 2011 and 2010 was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
	(in thousands, except share and per share data)
Net loss	$(9,438)	$(7,528)	$(21,368)	$(17,066)

Weighted average common shares outstanding – basic and diluted	145,187,406	146,079,877	144,755,529	145,782,588

Net loss per common share – basic and diluted	$(0.07)	$(0.05)	$(0.15)	$(0.12)

For the three and six months ended June 30, 2011 and 2010, the Company had outstanding options, warrants and stock units for 14,423,999 and 18,543,629 shares, respectively, that were not included in the calculation of diluted net loss per common share because the effect would have been anti-dilutive.

9.	COMMITMENTS AND CONTINGENCIES

Purchase Commitments

As of June 30, 2011, the Company had entered into agreements with vendors to purchase approximately $51.2 million of equipment and services, of which the Company expects $46.0 million to be delivered and payable in the year ending December 31, 2011 and $2.6 million to be delivered and payable in each of the years ending December 31, 2012 and 2013.

Data and Voice Services

The Company has various agreements with certain carriers for data and voice services. As of June 30, 2011, the Company’s minimum commitments under these agreements totaled $101.6 million, of which $73.9 million expires in the year ending December 31, 2011, $12.5 million expires in each of the years ending December 31, 2012 and 2013, and the remaining $2.7 million expires in the year ending December 31, 2014. Related expenses, when incurred, are included in cost of sales in the accompanying condensed consolidated statements of operations.

Regulation

The Company’s services are subject to varying degrees of federal, state and local regulation. These regulations are subject to ongoing proceedings at federal and state administrative agencies or within state and federal judicial systems. Results of these proceedings could change, in varying degrees, the manner in which the Company operates. The Company cannot predict the outcome of these proceedings or their effect on the Company’s industry generally or on the Company specifically.

Interconnection and Network Access Agreements

The Company is dependent on the use of incumbent local exchange carriers’ local and transport networks and access services to provide telecommunications services to its customers. Charges for leasing local and transport network components and purchasing special access services historically have made up a significant percentage of the Company’s overall cost of providing the services. These network components and services are purchased in each PAETEC market through interconnection agreements, special access contracts, commercial agreements or a combination of such agreements from the incumbent local exchange carrier, or, where available, from other wholesale network service providers. These costs are recognized in the period in which the services are delivered and are included as a component of the Company’s cost of sales in the accompanying condensed consolidated statements of operations.

Letters of Credit

The Company is party to letters of credit totaling $8.7 million as of June 30, 2011. The Company does not expect any material losses from these financial instruments since performance under these letters of credit is not likely to be required.

Litigation

The Company is party to various legal proceedings, most of which relate to routine matters incidental to the Company’s business. The result of any current or future litigation or other legal proceedings is inherently unpredictable. The Company’s management, however, believes that there is no litigation or other legal proceedings asserted or pending against the Company that could have, individually or in the aggregate, a material adverse effect on its financial position, results of operations or cash flows except as indicated below.

In October 2008, PaeTec Communications, Inc. filed a claim in the Supreme Court for the State of New York, County of Monroe, against Lucent Technologies, Inc., Alcatel USA Marketing, Inc. and Alcatel-Lucent (collectively “Alcatel-Lucent”) for reimbursement of costs and fees in connection with a patent infringement case brought against the Company by Sprint Communications Company L.P. (“Sprint”) and settled in May 2009. The Company’s claim against Alcatel-Lucent alleges that because the Sprint claims arose from the use by the Company of Alcatel-Lucent equipment, Alcatel-Lucent has an obligation to defend and indemnify the Company pursuant to the contract terms under which it sold the equipment to the Company. Alcatel-Lucent has denied the claim and counter-claimed against the Company for allegedly unpaid switch software licensing charges, and associated late fees. The Company believes that it has meritorious defenses against these counter-claims. At this time, the Company is unable to estimate a potential loss or range of loss, if any.

10.	FAIR VALUE MEASUREMENTS

The carrying value of the Company’s financial instruments, other than debt, does not materially differ from the estimated fair values as of June 30, 2011 and December 31, 2010. The carrying amount and estimated fair value of the Company’s senior debt are summarized as follows (in thousands):

	As of June 30, 2011		As of December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior long-term debt, including current portion	$1,499,750	$1,565,003	$1,425,000	$1,495,250

The estimated market values as of June 30, 2011 and December 31, 2010 are based on quarter-end closing market prices published by securities firms. While the Company believes these approximations to be reasonably accurate at the time published, quarter-end closing market prices can vary widely depending on the volume traded by any given securities firm and on other factors.

The provisions of ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring the fair value of financial assets and financial liabilities by establishing a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value as follows:

Level 1 — defined as observable inputs such as quoted prices in active markets;

Level 2 — inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3 — unobservable inputs that reflect the Company’s determination of assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including the Company’s own data.

The following table summarizes the valuation of the Company’s financial instruments by the foregoing fair value hierarchy levels as of June 30, 2011 and December 31, 2010, respectively (in thousands):

	Fair Value Measurements as of June 30, 2011 Using:
	(Level 1)	(Level 2)	(Level 3)
Assets
Cash and cash equivalents	$10,190	—	—
Other assets, net	$2,859	—	—

	Fair Value Measurements as of December 31, 2010 Using:
	(Level 1)	(Level 2)	(Level 3)
Assets
Cash and cash equivalents	$11,186	—	—
Other assets, net	$2,859	—	—

At June 30, 2011 and December 31, 2010, the fair value of cash and cash equivalents presented in the table above was primarily composed of the Company’s investments in publicly traded money market instruments. The Company’s cash and cash equivalent balances excluded from the table above are composed of cash, certificates of deposits with original maturities of one month or less and overnight investments. The fair value of the Company’s other assets, net consists of restricted investments in registered money market instruments.

11.	RECENT ACCOUNTING PRONOUNCEMENTS

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income. The new guidance will require a company to present components of net income and other comprehensive income in one continuous statement or in two separate, but consecutive statements. There are no changes to the components that are recognized in net income or other comprehensive income under current accounting principles generally accepted in the United States of America (“GAAP”). This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, with early adoption permitted. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on the Company’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This guidance amends certain measurement and disclosure requirements related to fair value measurements to improve consistency with international reporting standards. This guidance is effective prospectively for public entities for interim and annual reporting periods beginning after December 15, 2011, with early adoption by public entities prohibited. The Company is currently evaluating this guidance, but does not expect its adoption will have a material effect on the Company’s financial statements.

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605). This ASU provides amendments to the criteria in ASC 605-25 for separating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable, which includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two is available. This ASU also eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement. Finally, this ASU expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements. The adoption of this accounting standard on January 1, 2011 did not have a material impact on the Company’s financial statements.

In October 2009, the FASB issued ASU 2009-14, Certain Revenue Arrangements that include Software Elements. This ASU amends accounting and reporting guidance under ASC 605-985 to exclude from its scope all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. The adoption of this accounting standard on January 1, 2011 did not have a material impact on the Company’s financial statements.

12.	SUBSEQUENT EVENTS

In accordance with the provisions of ASC 855, Subsequent Events, the Company has evaluated all subsequent events to ensure that this Quarterly Report on Form 10-Q includes appropriate disclosure of events both recognized in the financial statements as of June 30, 2011, and events which occurred subsequent to June 30, 2011 but were not recognized in the financial statements. No subsequent events that required recognition or disclosure were identified, except as discussed below.

Registered Exchange Offer for 9 7/8% Senior Notes due 2018

On July 8, 2011, in accordance with registration rights granted to the original purchasers of PAETEC Holding’s 9 7/8% senior notes due 2018, PAETEC Holding completed an exchange offer of all of its outstanding 9 7/8% senior notes due 2018 in an aggregate principal amount of $450 million for notes with substantially identical terms registered under the Securities Act of 1933 (Note 5).

Merger Agreement with Windstream Corporation

Effective on July 31, 2011, PAETEC Holding entered into an agreement and plan of merger (the “merger agreement”) with Windstream Corporation (“Windstream”) and Peach Merger Sub, Inc., a wholly-owned subsidiary of Windstream, pursuant to which, among other things, Peach Merger Sub, Inc. will be merged with and into PAETEC Holding (the “merger”), with PAETEC Holding surviving the merger as a wholly-owned subsidiary of Windstream.

Subject to the terms and conditions of the merger agreement, each share of PAETEC Holding common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.460 shares of the common stock of Windstream. Outstanding PAETEC Holding stock options, restricted stock units and other equity awards generally will be converted at the effective time of the merger into stock options, restricted stock units and other equity awards with respect to Windstream common stock, after giving effect to the merger exchange ratio.

The merger agreement has been approved by the board of directors of each of Windstream and PAETEC Holding. Consummation of the merger is subject to certain customary conditions, including, among others, adoption of the merger agreement by the holders of a majority of the outstanding shares of PAETEC Holding common stock, receipt of required regulatory approvals from the Federal Communications Commission and certain public utilities commissions and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the absence of any law, regulation, order, or injunction prohibiting the merger. Each party’s obligation to consummate the merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party (generally subject to a material adverse effect standard), material compliance by the other party with its obligations under the merger agreement, and the absence of a material adverse effect related to the other party. Subject to the satisfaction of the closing conditions, the parties anticipate that the transaction will be consummated by January 31, 2012. Consummation of the merger is not subject to approval by the stockholders of Windstream or to any financing condition.

The merger agreement contains representations and warranties customary for transactions of this type. PAETEC Holding has agreed to various customary covenants and agreements, including, among others, agreements (1) to conduct its business in the ordinary course consistent with past practice during the period between the execution of the merger agreement and the effective time of the merger, (2) not to engage in certain kinds of transactions during this period and (3) to convene and hold a meeting of its stockholders to consider and vote upon adoption of the merger agreement.

Concurrently with the execution of the merger agreement, certain of PAETEC Holding’s executive officers and directors, in their capacities as stockholders of PAETEC Holding, entered into a voting agreement with Windstream and Peach Merger Sub, Inc. Pursuant to the voting agreement, such stockholders, who collectively have the power to vote approximately 6.7% of PAETEC Holding common stock outstanding as of July 27, 2011, agreed to vote all shares beneficially owned by them at the PAETEC Holding stockholder meeting in favor of adoption of the merger agreement and against any alternative proposal or any other action which is reasonably likely to adversely affect or interfere with the consummation of the transactions contemplated by the merger agreement.

The merger agreement contains certain termination provisions for Windstream and PAETEC Holding. Upon termination of the merger agreement, under specified circumstances, PAETEC Holding may be required to pay Windstream a termination fee equal to $40 million or to reimburse Windstream’s expenses incurred in connection with the proposed transaction in an amount not to exceed $15 million. In addition, under certain circumstances, including payment of a termination fee equal to $40 million, PAETEC Holding is permitted to terminate the merger agreement to enter into a definitive agreement with a third party with respect to an acquisition proposal.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Cavalier Telephone Corporation

We have audited the accompanying consolidated balance sheet of Cavalier Telephone Corporation and Subsidiaries as of December 31, 2009, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cavalier Telephone Corporation and Subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Richmond, Virginia

April 30, 2010

Cavalier Telephone Corporation And Subsidiaries

Consolidated Balance Sheet

December 31, 2009

2009
(in thousands)
Assets
Current Assets
Cash and cash equivalents	$44,341
Accounts receivable (net of allowance for doubtful accounts of $13,577)	36,091
Prepaids and other current assets	6,400
Assets held-for-sale	285

Total current assets	87,117

Property and Equipment, net	110,035
Deferred Financing Costs, net	6,899
Intangible Assets, net	12,029
Goodwill	81,673
Other Assets, net	9,683

Total assets	$307,436

Liabilities And Stockholders’ Deficit
Current Liabilities
Accounts payable	$30,121
Accrued interest	180
Other accrued expenses	11,478
Accrued consumer taxes	8,495
Other current liabilities	12,363
Deferred revenue—current portion	18,967
Current portion of debt and obligations under capital leases	26,307

Total current liabilities	107,911
Long-Term Debt and Obligations Under Capital Leases, less current obligations	369,110
Other Long-Term Liabilities	12,207
Deferred Revenue	5,175

Total liabilities	494,403

Commitments and Contingencies
Stockholders’ Deficit (including redeemable preferred stock, listed in order of seniority)
Preferred Stock, at liquidation value
Series C	36,018
Series D	11,738
Series A	17,436
Series B	46,125
Common Stock, par value $0.0001 per share
Class A	—
Class B	—
Class C	1
Class D	1
Accumulated deficit	(298,286)

Total stockholders’ deficit	(186,967)

Total liabilities and stockholders’ deficit	$307,436

See Notes To Consolidated Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Consolidated Statement Of Operations

Year Ended December 31, 2009

2009
(in thousands)
Net revenues	$421,118

Operating expenses
Cost of revenues	188,916
Selling, general and administrative expenses	142,173
Depreciation and amortization	57,665

Total operating expenses	388,754

Income from operations	32,364
Interest expense	(44,023)
Other expense	(53)

Loss before income tax benefit	(11,712)
Income tax benefit	463

Net loss	$(11,249)

See Notes To Consolidated Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Consolidated Statement Of Stockholders’ Deficit

Year Ended December 31, 2009

(in thousands)

	Redeemable Preferred Stock (listed in order of seniority)				Common Stock				Additional Paid-In Capital	Accumulated Deficits	Total
	Series C	Series D	Series A	Series B	Class A	Class B	Class C	Class D
Balances at January 1, 2009	$36,018	$10,647	$15,815	$41,836	$—	$—	$1	$1	$—	$(281,161)	$(176,843)
Preferred return on investors’ capital	—	1,091	1,621	4,289	—	—	—	—	(1,125)	(5,876)	—
Share-based compensation expense	—	—	—	—	—	—	—	—	1,125	—	1,125
Net loss for 2009	—	—	—	—	—	—	—	—	—	(11,249)	(11,249)

Balances at December 31, 2009	$36,018	$11,738	$17,436	$46,125	$—	$—	$1	$1	$—	$(298,286)	$(186,967)

See Notes To Consolidated Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Consolidated Statement Of Cash Flows

Year Ended December 31, 2009

2009
(in thousands)
Cash Flows From Operating Activities
Net loss	$(11,249)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	43,595
Amortization	14,070
Gain on settlement	(1,722)
Interest expense for amortization of deferred financing costs	2,300
Share-based compensation expense	1,125
Deferred income taxes	5,574
Decrease in income tax valuation allowance	(5,574)
Changes in assets and liabilities:
Accounts receivable	5,608
Prepaids and other assets	1,255
Accounts payable	4,988
Accrued interest	75
Accrued consumer taxes	(1,117)
Accrued expenses and other current liabilities	(3,883)
Deferred revenue	3,094

Net cash provided by operating activities	58,139

Cash Flows From Investing Activities
Additions to property and equipment	(18,080)
Proceeds from sale of assets held-for-sale	2,282
Payments for other productive assets	(3,847)

Net cash used in investing activities	(19,645)

Cash Flows From Financing Activities
Net repayments of debt	(17,820)
Payments of capital leases	(209)

Net cash used in financing activities	(18,029)

Net increase in cash and cash equivalents	20,465

Cash and cash equivalents
Beginning of year	23,876

End of year	$44,341

Supplemental Disclosures of Cash Flow Information
Interest paid	$35,718

Income taxes refunded	$(182)

Supplemental Schedule of Noncash Investing and Financing Activities Preferred return on investors’ capital	$7,001

See Notes To Consolidated Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements

(amounts in thousands except share data)

Note 1.    Organization

Cavalier Telephone Corporation (Cavalier and collectively with its subsidiaries, the Company), headquartered in Richmond, Virginia, provides a wide range of communications services through its subsidiary Cavtel Holdings, LLC and its subsidiaries, Cavalier Telephone, LLC; Cavalier IP TV, LLC; Elantic Networks, Inc. (Elantic) and Talk America Holdings, Inc. (Talk).

Cavalier Telephone, LLC, and its wholly owned subsidiary Cavalier Telephone Mid-Atlantic, LLC and Talk and its wholly owned subsidiaries, Talk America, Inc., LDMI Telecommunications, Inc. and Network Telephone Corporation, are facilities-based competitive local exchange carriers (CLECs) providing local, long distance, internet and digital subscriber line (DSL) services to business and residential customers in sixteen states and the District of Columbia generally located in the mid-west, mid-Atlantic and southeast regions of the United States. Through these subsidiaries, the Company also serves incumbent and competitive local carriers, long distance and wireless providers by providing connectivity to Cavalier’s retail customers and selling excess network capacity.

Cavalier established a wholly owned subsidiary, Cavalier IP TV, LLC (Cavalier IP TV), in 2005, which offers television over internet protocol service to both business and residential customers. Cavalier IP TV began serving customers in 2006. During 2008, the Company elected to wind down its IP TV operations. Wind down of operations is expected to take place over the next few years.

Through Elantic and its wholly owned subsidiary, Intellifiber Networks, Inc. (Intellifiber), formed in 2004, the Company also provides flexible metro and long-haul broadband solutions (private line, wavelengths, dark fiber, internet and collocation) to governmental, carrier and enterprise customers throughout most of the eastern United States.

Through SecureM, LLC, and its subsidiaries RPK (B.V.I.), Ltd. and RPK New Zealand, Ltd., the Company provides software encryption systems that protect digital video content to cable television providers throughout the world.

Note 2.    Summary of Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include the accounts of Cavalier and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue recognition: The Company recognizes revenue on telecommunications and enhanced communications services in the period the service is provided. Revenue is recorded net of promotional discounts and sales credits. Revenue related to installation and activation fees and the related direct costs are deferred and recognized over the term of the contract or the expected customer life. However, in most situations, the Company waives installation and activation fees. In these instances, the related direct cost is expensed as incurred. Revenue related to billing in advance of providing services is deferred and recognized when earned.

The Company also charges installation fees to certain customers of Intellifiber to construct connections between the customers’ facilities and the Company’s existing fiber optic network. Customers usually make deposits of as much as 50% of the installation fees, before the Company begins construction. These installation fees are included in deferred revenue and recognized as revenue over the term of the related contracts.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

In the normal course of business of providing telephone and other communication services to its retail customers, the Company collects various federal, state and local utility and excise taxes and fees which are levied on its customers. These taxes and fees are remitted to the respective governmental authorities as collected and are excluded from revenue.

Additionally, various federal, state and local agencies and authorities levy certain taxes and fees on the Company which the Company is entitled to pass through to its customers. Amounts collected from customers related to these taxes and fees are recorded on a gross basis through the statements of operations and are included in net revenues and cost of revenues. Taxes and fees collected from the customers included in revenues for the year ended December 31, 2009 were $7,599.

Accounting Standards Codification: The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009. At that date, the ASC became FASB’s officially recognized source of authoritative U.S. generally accepted accounting principles (“GAAP”) applicable to all non–governmental entities, superseding all prior FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”) and related literature. All other accounting literature is considered non–authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Cash and cash equivalents: Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of the purchase. The carrying value of cash and cash equivalents approximates fair value due to their short-term nature.

The Company invests its excess cash in certificates of deposit, U.S. government securities, commercial paper, and other money market instruments and has general guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant losses on its cash or cash equivalents. Balances may exceed federally insured limits.

Accounts receivable: Accounts receivable consist of amounts due from business and residential customers, other carriers and long-distance providers, including late payment fees (which are recorded as earned) on balances due from business and residential customer accounts which remain unpaid as of the due date of the respective invoice. Bad debt expense for uncollectible accounts receivable is recorded as a component of selling, general and administrative expenses when customers are terminated due to non-payment (which generally occurs 60-90 days following the invoice date) with additional charges for estimates of potential terminations based on historical collection patterns. Accounts receivable are written off when it is reasonably likely the Company will not collect on the account. Recoveries reduce the bad debt expense in the period received.

Assets held-for-sale: During 2008, the Company entered into a contract to sell the New Hope, Pennsylvania land and buildings for $2,400. The assets held for sale related to the New Hope location were written down to $2,304 at December 31, 2008, to reflect the estimated sales price net of estimated realtor commissions. The New Hope property was sold in 2009.

During 2008, the Company elected to wind down its IP TV operations and dispose of, resell or redeploy the related assets. At December 31, 2009, assets held-for-sale reflects $285, for the IP TV equipment which is recorded at the expected proceeds to be received from the sale of the assets.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

Property and equipment: Property and equipment are stated at cost. Property and equipment consists of switching equipment, network equipment, VoIP equipment, IP TV equipment, computer, internet and DSL equipment, software, equipment, furniture and fixtures, vehicles and buildings, in addition to collocation installation costs and leasehold improvements. The cost of the network and related switching equipment includes interest capitalized during the construction period and other internal costs such as labor and benefits directly related to the construction of the network and switching equipment. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method.

The estimated useful lives of property and equipment are as follows:

Switching equipment	5 years
Network equipment	10-15 years
VoIP equipment	5 years
IP TV equipment	3-5 years
Computer, internet and DSL equipment	2-3 years
Software	3 years
Equipment, furniture and fixtures	5-7 years
Vehicles	3-5 years
Buildings	25 years

Indefeasible right of use (IRU) contracts, for which the Company is granted the exclusive right to use certain fibers within fiber optic cables on the grantor’s network, are classified in property and equipment as a component of network equipment, capitalized and depreciated, using the straight-line method, over the lesser of the IRU period, the life of the network itself, or fifteen years. Collocation installation costs, or amounts paid to the incumbent local exchange carrier (ILEC) for central office locations, are capitalized and depreciated over the lesser of the life of the commitment or ten years. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the related lease term. The cost of computer software purchased for internal use is capitalized at the time of purchase.

Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss included in operations.

Costs associated with repair and maintenance are expensed as incurred.

Deferred financing costs: Deferred financing costs consist of costs incurred in relation to long-term debt and are amortized to interest expense over the term of the related debt financing by a method, which approximates the effective interest method.

Intangible assets: Intangible assets consist of acquired customer relationships and customer contracts (see Note 3). The intangible assets were recorded at the purchase date at their estimated fair market values and are amortized, on a pro rata basis, over their respective estimated lives. The estimated lives for acquired customer relationships and customer contracts are eight years and four years, respectively.

Advertising costs: The Company expenses advertising costs in the period incurred. Advertising and promotional expense, including telemarketing costs, amounted to $1,948 for 2009.

Goodwill: The Company records, as goodwill, the excess of purchase price over the fair value of the identifiable net assets acquired in business combinations. ASC 350 , Goodwill and Other , prescribes a two-step process for impairment testing of goodwill which is performed annually, as well as when an event triggering

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. The Company tests goodwill as of December 31 each year. No impairment was identified during the year ended December 31, 2009.

Other assets: Other assets include amounts on deposit with certain vendors and facility and loop costs which are non-recurring amounts paid to the ILECs for activation of their unbundled network elements and transmission lines between the central offices and the Company’s retail customers. Facility and loop costs are capitalized at their cost and amortized, using the straight-line method, over the average term of a customer contract of three years. At December 31, 2009, facility and loop costs totaled $22,256, with related accumulated amortization of $14,111. The remaining balance of other assets relates to deposits paid to vendors.

Valuation of long-lived assets: The Company accounts for the valuation of long-lived assets under ASC Topic 360, Property, Plant, and Equipment. ASC Topic 360 requires that long-lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell.

Deferred revenue: Deferred revenue consists of charges billed to customers in advance of the period in which services are provided, credit related deposits received from retail customers and advance payments and deposits received from carriers and other wholesale customers related to the use of the Company’s fiber optic network and collocation facilities.

Fair value of financial instruments: The carrying amounts of cash, accounts receivable, accounts payable, short-term debt and deferred revenue approximate fair value at December 31, 2009, due to the relative short maturity of these instruments. Management believes the carrying amount of long-term debt would not materially differ from its fair value in comparison with other arrangements offered to the Company for debt with similar terms and maturities.

Share-based compensation: The Company applies the provisions of ASC Topic 718, Stock Compensation . ASC 718 requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. ASC 718 covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

Risks and uncertainties: The Company is reliant on attracting new customers and providing quality service offerings in order to retain customers and to achieve its business plan. A protracted recessionary environment could have an adverse impact on overall demand for services. The telecommunications industry is also highly competitive, and the Company expects to continue to face pricing and product competition from the large, established telephone companies that are currently the dominant providers and from other types of communications businesses, including cable companies providing broadband Internet access and other competitive providers.

The Company relies in significant part on purchasing wholesale services and leasing network facilities from Verizon, AT&T and other incumbent local exchange carriers. Over the past several years, the Federal

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

Communications Commission (FCC) has reduced or eliminated a number of regulations governing the incumbent carriers’ offerings, including removal of local switching and other network elements from the list of elements that the incumbent carriers must provide on an unbundled basis at TELRIC (Total Element Long Run Incremental Cost) cost-based rates, as well as the grant of broad pricing flexibility for special access service in many areas. The Company’s business could be adversely affected if it is unable to purchase services at reasonable rates or if the FCC, Congress, or state regulators were to adopt measures further reducing the local competition related obligations of incumbent local exchange carriers or allowing those carriers to increase further the rates the Company must pay.

Income taxes: The Company accounts for income taxes using the asset and liability approach in accordance with ASC 740, Income Taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

On January 1, 2009, the Company adopted the accounting guidance on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

The adoption of the new standard had no material impact on the Company’s consolidated balance sheet. After examining the tax positions taken prior to the adoption, the Company concluded that it is more-likely-than-not these tax positions will be sustained in the event of an examination and that there would be no material impact to its effective tax rate upon the adoption. No interest or penalties have been accrued associated with any tax positions taken. In the event interest or penalties had been accrued, the Company’s policy is to include these amounts related to unrecognized tax benefits in income tax expense. The Company’s federal, state and foreign returns are open with limited exception from 1997 forward.

Use of estimates: The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the periods reported. The most significant estimates include the allowance for doubtful accounts, the lives of long-term assets, the valuation of network assets and the valuation allowance for net deferred tax assets. Actual results could differ from those estimated.

Subsequent events: The Company has evaluated subsequent events through April 29, 2010, the date on which the consolidated financial statements were available to be issued.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

Note 3.    Intangible Assets

Intangible assets at December 31, 2009 consisted of $42,545 customer relationships and $4,020 customer contracts. Amortization expense recognized on all intangibles totaled $6,152 for the year ended December 31, 2009. Estimated aggregate amortization expense for each of the next five years and thereafter is as follows:

Years Ending December 31,
2010	$4,545
2011	3,134
2012	2,415
2013	1,213
2014	722

$12,029

Note 4.    Property and Equipment

Property and equipment consists of the following:

2009
Switching equipment	$190,266
Network equipment	63,723
VoIP equipment	1,312
Collocation	73,130
Customer premise equipment	13,315
DSL equipment	18,591
Computers and software	38,137
Equipment	23,774
Vehicles	3,988
Leasehold improvements	9,691
Furniture and fixtures	5,034
Buildings	4,916
Land	1,835

447,712
Less accumulated depreciation and amortization	(337,677)

Property and equipment, net	$110,035

Property and equipment includes $2,107 of capitalized interest at December 31, 2009. Accumulated depreciation related to the capitalized interest was approximately $1,902 at December 31, 2009, and the related depreciation expense was approximately $19 during the year ended December 31, 2009.

Gross capitalized software amounted to approximately $21,324 in 2009. Accumulated depreciation was approximately $17,225 at December 31, 2009 and the related depreciation expense was approximately $2,580 during the year ended December 31, 2009.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

Note 5.    Long-Term Debt

Long-term debt consists of the following:

2009
Term loans	$392,430
Capital lease obligations	2,696
Other notes	291

395,417
Less: current portion	(26,307)

Long-term debt	$369,110

Principal payments on long-term notes payable, exclusive of payments for capital leases (which are provided in Note 8), are as follows:

Years Ending December 31,
2010	$26,224
2011	3,973
2012	362,280
2013	18
2014	19
Thereafter	207

$392,721

Senior Credit Facilities: The Company entered into a senior credit agreement with commercial lenders, under which the Company could borrow up to $20,000 in a Revolving Facility and $415,000 in Term Loans with a maturity date of December 31, 2011 and 2012, respectively. Up to $5,000 of the Revolving Facility will be available for the issuance of letters of credit. Up to $10,000 of the Credit Facilities will be available for the issuance of a swingline subfacility. The Credit Facilities are subject to a commitment fee equal to an annual rate of 0.50% of the average daily unused portion of the revolving loans commencing on the closing date payable in arrears on the last business day of each calendar quarter commencing March 31, 2007, and ending on the revolving loans maturity date.

Principal payments on the Term Loans of the Credit Facilities are payable in equal quarterly installments of $989 on the last day of each quarter through September 30, 2012. The balance of the Term Loans is payable on December 31, 2012. Additional mandatory repayments are also required under certain conditions as described in the Credit Facilities. Borrowings under the Credit Facilities may be prepaid, at any time, in whole or in part, without penalty.

On May 5, 2008, the Company reached an agreement with its lenders to amend certain terms under the Credit Facilities and waive existing covenant defaults. In exchange for the waiver, the amendment (i) reduces the thresholds for certain financial covenants in future measurement dates, (ii) establishes a LIBOR floor such that the basis of LIBOR rate loans may not fall below 3.25%, (iii) fixes the interest rate on term loans at either LIBOR plus 6.25% or the Alternate Base Rate plus 5.25%, (iv) increases the margin charged to revolver borrowings by 1.5%, (v) requires additional interest charges of 1.0% per annum following the amendment effective date which, at the Company’s option may be added to the outstanding principal balance of the term loan, (vi) requires additional interest charges of 1.0% per annum effective June 30, 2009, if certain leverage ratio

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

tests are not met which, at the Company’s option may be added to the outstanding principal balance of the term loan, and (vii) requires additional interest charges of 1.0% per annum effective June 30, 2010, if certain leverage ratio tests are not met. The interest rate applicable to borrowings under the Credit Facilities was approximately 10.5% at December 31, 2009. Accrued and unpaid interest on the outstanding loan balance of the Credit Facilities is payable quarterly in arrears.

Under the Credit Facilities, the Company is subject to certain financial and operating covenants and restrictions, including minimum quarterly thresholds for earnings before interest, taxes, depreciation and amortization (EBITDA); periodic financial reporting requirements; and restrictions on indebtedness, the transfer of assets other than in the normal course of business and other operating matters.

The Credit Facilities are collateralized by a pledge of all capital stock and other ownership interests of the Company’s direct and indirect subsidiaries and substantially all of the Company’s tangible and intangible assets. The Credit Facilities are guaranteed by the Company and all existing and future direct and indirect subsidiaries of the Company.

Note 6.    Capital Stock

Common stock: Except for 1,369,581 shares of Class C non-voting stock, each share of common stock has one vote per share. The number of authorized shares of common stock can be increased or decreased by the affirmative vote of the majority of the common stockholders. Common stock activity is as follows:

	Class A	Class B	Class C	Class D
Shares authorized, December 31, 2009	8,803,000	5,050,000	16,100,000	5,299,053

Shares outstanding, January 1, 2009	3,250,423	4,050,000	6,701,399	5,299,053
Exercise of stock options	—	—	—	—

Shares outstanding, December 31, 2009	3,250,423	4,050,000	6,701,399	5,299,053

Special approval rights have been granted to the Class B, Class C and Class D common stockholders such that the consent of at least the majority of the Class B, Class C and Class D common stockholders is needed to incur new debt; authorize new business activities; approve the annual operating budget; acquire other businesses; authorize or issue new shares, options or warrants; amend the by-laws or Certificate of Incorporation; dissolve, liquidate or wind up Cavalier; declare dividends, other distributions, redemption and repurchase of securities; enter into or amend related party transactions; discontinue the business, admit inability to pay debts or file for bankruptcy; and sell a substantial portion of Cavalier’s assets, other than pursuant to the sale of common stock in a public offering or a certain arm’s length transaction involving the sale of Cavalier to a non-affiliated third-party buyer.

The Board of Directors shall consist of three to five people, unless the majority of each of the Class A common stockholders, Class B common stockholders and the combined Class C and Class D common stockholders consent otherwise. The Board of Directors may, without the consent of the majority of the common stockholders, expand the number of Directors to a maximum of seven, provided that Cavalier receives at least $15 million of capital for each added Board seat. Class A common stockholders can elect one to two Directors; if they elect only one Director, then that Director will have two votes on all matters coming before the Board; and if they elect two Directors, then both such Directors will have one vote on all matters coming before the Board. Upon the death or incapacity of Cavalier’s current Executive Chairman, the Class A common stockholders can elect one Director and represent one vote on the Board. Class B common stockholders can elect two Directors.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

Class C and Class D voting common stockholders can elect one Director. Upon the death or incapacity of Cavalier’s current Executive Chairman, the Class C and Class D voting common stockholders can elect one additional Director. The preferred stockholders as a class have no rights to elect a member of the Board of Directors.

Dividends may be paid on common stock as determined by the Board of Directors, approved by the Class B, Class C and Class D common stockholders and subject to the preferential dividend rights of preferred stock. Upon liquidation, dissolution, sale, merger or reorganization (a liquidation event), the distribution of assets to the common stockholders is subject to the prior satisfaction of all preferred stock preferences.

Certain of the common stockholders have a pre-emptive right to purchase all or any portion of an offering by Cavalier of any equity security such that the stockholders’ percentage ownership before and after the offering shall remain unchanged. These pre-emptive rights shall terminate upon a public offering of Cavalier’s common stock. Certain of the common stockholders have also entered into an agreement that provides each such common stockholder with a right of first refusal to purchase all of Cavalier’s common stock proposed to be sold by any other such common stockholder.

Preferred stock: Each share of preferred stock is non-voting, except that (i) the consent of the holders of a majority of each of the Series B preferred stock, Series C preferred stock and Series D Preferred Stock is needed to change, respectively, any rights of the Series B preferred stock, Series C preferred stock and Series D Preferred Stock or to issue shares senior in right to the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, (ii) the 295.541791 shares of Series C Preferred Stock issued in connection with the Elantic merger are entitled to vote together with the holders of Class D Common Stock for the election of the Director to be elected by the Class C and Class D common stockholders, and (iii) the consent of the majority of the Series B and Series C Preferred Stock stockholders is needed to do any of the following: incur new debt; expand business activities into new geographic areas without having first secured sufficient financing; and sell any of the business or material assets, other than pursuant to the sale of common stock in a public offering or certain arm’s length transactions involving the sale of Cavalier to a non-affiliated third-party buyer.

Preferred stock activity is as follows:

	Senior Preferred		Junior Preferred
	Series C	Series D	Series A	Series B

Shares outstanding, December 31, 2009	1,539	812	1,206	3,191

Series C Preferred Stock and Series D Preferred Stock are collectively referred to as “Senior Preferred Stock”, and Series A Preferred Stock and Series B Preferred Stock are collectively referred to as “Junior Preferred Stock”. The holders of shares of Senior Preferred Stock, in preference to the holders of Junior Preferred Stock and all other capital stock, are entitled to receive, when declared by the Board of Directors out of funds legally available for the purpose, cumulative dividends on each share of Senior Preferred Stock, payable in cash, and accruing at a per annum rate of 10% from March 24, 2006, on the sum of (i) $10,000 (the Liquidation Value) and (ii) all accumulated and unpaid dividends accrued.

The holders of shares of Junior Preferred Stock, in preference to the holders of all capital stock and after the rights of the holders of Senior Preferred Stock, shall enjoy the same general rights with respect to the calculation and payment of dividends as the holders of Senior Preferred Stock.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

Liquidation preference: To the extent Cavalier has assets legally available and the Board of Directors has not declared the payment of, nor has Cavalier paid, the dividends on the Senior Preferred Stock, the Liquidation Value and such dividends (collectively, the Liquidation Preference) shall be due and payable upon the occurrence of any liquidation, dissolution or winding up of the affairs of Cavalier, either voluntarily or involuntarily, any sale of Cavalier or public offering, a merger or consolidation of Cavalier (a Liquidation Event). The holders of Cavalier’s Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are entitled to receive the following amounts out of Cavalier’s assets remaining after Cavalier shall have satisfied its debts and other liabilities.

First, the holders of Series C Preferred Stock and Series D Preferred Stock are entitled to receive, pari passu with each other and before any amounts are paid in respect of Series A Preferred Stock, Series B Preferred Stock or Common Stock, the respective Liquidation Preferences of Series C Preferred Stock and Series D Preferred Stock.

The Series C Preferred Stock Liquidation Preference is the Liquidation Value per share plus the cumulative preferred dividends accrued thereon through the date the Liquidation Preference is paid; provided that, if the sum of (i) the total amount received on account of Series C Preferred Stock, Class D Common Stock and securities issued as dividends or distribution on the foregoing or otherwise in connection therewith (collectively, “Series C Related Securities”) prior to the Liquidation Event plus (ii) the amount receivable on account of Series C Related Securities after giving effect to the payment of the Series C Preferred Stock Liquidation Preference and the Series A, Series B and Series D liquidation preferences is less than $36,017 in the aggregate, then the Series C Preferred Stock Liquidation Preference will be: (i) $20,000 per share for the 295.541791 shares issued on January 27, 2006, in connection with the Elantic merger, and (ii) $24,215 per share for all other shares of Series C Preferred Stock.

If the Series C Preferred Stock Liquidation Preference is the same as described above, then Class D Common Stock shall only entitle the holders thereof upon the occurrence of a Liquidation Event to the payment of the par value thereof, and Class D Common Stock shall cease to participate or share in the value of Cavalier in excess of such par value.

The Series D Preferred Stock Liquidation Preference is the Liquidation Value per share plus the cumulative preferred dividends accrued thereon through the date the Liquidation Preference is paid.

After payment of the Series C and Series D Preferred Stock Liquidation Preferences, the holders of Series A and Series B Preferred Stock, pari passu with each other and before any amounts are paid in respect of Common Stock, are entitled to receive a Liquidation Preference in the amount of the Liquidation Value per share plus the cumulative preferred dividends accrued thereon through the date the Liquidation Preference is paid.

After the payment of the Series A, Series B, Series C and Series D Preferred Stock Liquidation Preferences as described above, no amounts are payable on account of such shares of stock, and none of such shares of stock are to participate or share in any remaining value of Cavalier.

Right to effect an exit: If a Liquidation Event, or a definitive agreement providing for such, is not consummated or in place by a specified date, the holders of Class A, B and C common stock, respectively, each have the right to instruct Cavalier to effect either a sale of Cavalier to an unaffiliated third party or a public offering of Cavalier securities by delivering an “exit instruction notice” to such effect. If Cavalier does not comply with such instruction within 180 days of the delivery of the exit instruction notice, then the holders of the class of common stock that delivered the exit instruction notice may, subject to obtaining any required regulatory

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

consents, assume control of Cavalier for the purpose of effecting a sale of Cavalier or public offering of Cavalier securities. The rights of the Class A common stockholders to initiate an exit arose on January 1, 2004, and terminated without being exercised in connection with the March 24, 2006 amendment to the Company’s Certificate of Incorporation. The rights of the Class B common stockholders and Class C common stockholders were also amended on March 24, 2006, such that they may initiate an exit transaction beginning June 30, 2007.

Conversion of preferred stock into common stock: The preferred stock is not convertible into common stock at the option of the holders. The Board of Directors, with the consent of holders of a majority of the respective Senior or Junior Preferred Stock, may require the conversion, effective immediately prior to the consummation of a public offering, of all or any portion of the shares of preferred stock held by each holder into a number of shares of Class C common stock based on the offering price per share of common stock sold in the public offering.

Warrants: On December 19, 2000, in conjunction with a stock issuance, all new investors were issued anti-dilution protection warrants to purchase, at any time after a “Down Round Financing” until the earlier of the fifth anniversary of a public offering or December 31, 2010, Class C voting and nonvoting common stock of Cavalier. A Down Round Financing constitutes an equity financing of Cavalier in which Cavalier issues and sells Down Round Securities (those securities with redemption rights and the right to participate with the common stockholders on the remaining proceeds) for an aggregate price less than what the value was as held by the holder immediately before the financing round was completed. The price of each warrant is $0.0001. The number of shares of Class C common stock for which each warrant is exercisable is formula driven and is based on each investor’s contribution percentage in the December 19, 2000 stock issuance.

Note 7.    Share-Based Compensation Plans

On January 31, 2000, the Company adopted the Cavalier Telephone Corporation Incentive Plan (the Plan). The First and Second Amendment to the Plan, effective January 1, 2001 and October 13, 2005, respectively, authorized a total of 2,200,000 shares of Class A common stock to be available for issuance under the Plan. The Third Amendment to the Plan, effective December 15, 2006, authorized an additional 1,500,000 shares of Class A common stock to be available for issuance under the Plan.

The Company adopted ASC Topic 718, Stock Compensation , on January 1, 2006, and applied the transition guidance as prescribed by the prospective application to all grants after the effective date. Under ASC Topic 718, the fair value of each option is estimated on the date of grant using the Black-Scholes model that uses the following assumptions for 2009: (a) expected volatility, 71%; (b) expected dividends, $0; (c) expected option life, 6.6 years; and (d) risk-free rate, approximately 2.20%. Expected volatilities are based on the historic volatility of the similar public entities. The expected life represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the rate for a 7-year Treasury Note.

Options generally vest over three or four years and expire ten years from the date of grant.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

A summary of stock options outstanding at December 31, 2009 and the changes during 2009 are presented below:

			Exercise Price Per Share
	Options Available	Options Outstanding	Range	Weighted Average
Outstanding at January 1, 2009	1,099,285	2,087,375	$0.67 to 7.50	$2.55
Granted in 2009	(60,000)	60,000	$2.50	2.50
Cancelled in 2009	829,000	(829,000)	$2.50 to 3.00	2.50

Outstanding at December 31, 2009	1,868,285	1,318,375	$0.67 to 7.50	$2.61

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2009:

Options Outstanding at December 31, 2009			Options Exercisable at December 31, 2009
Exercise Prices	Shares	Remaining Weighted Average Contractual Life (Years)	Shares
$0.67	13,750	0.58	13,750
2.50	990,000	7.16	556,125
2.89	20,625	0.58	20,625
3.00	291,750	2.79	291,750
7.50	2,250	0.58	2,250

	1,318,375	6.01	884,500

The weighted average grant-date fair value of options granted during 2009 was $0. There was $1,125 of total compensation cost for share-based payment arrangement recognized in income for the year ended December 31, 2009.

A summary of the status of the Company’s nonvested options as of December 31, 2009, and changes during the year ended December 31, 2009, is presented below:

Nonvested Shares	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2009	1,016,686	$4.53
Granted	60,000	—
Vested	(376,061)	5.63
Forfeited	(266,750)	6.46

Nonvested at December 31, 2009	433,875	1.76

As of December 31, 2009, there was approximately $536 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of approximately 2 years. The total fair value of shares vested during the year ended December 31, 2009 was $2,119.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

Note 8.    Lease Commitments and Other Long-Term Liabilities

The Company has the exclusive right to use certain fibers within fiber optic cables (IRUs) under long-term contracts and leases office and warehouse space under both capital and operating leases. Some of the leases include scheduled rent increases at specified intervals during the terms of the leases. The Company recognizes rent expense on a straight-line basis over the life of the related lease.

The aggregate minimum rental commitments under non-cancellable, long-term contracts and leases are as follows:

Years Ending December 31,	IRU Liabilities	Capital Leases	Operating Leases
2010	$2,236	$355	$7,009
2011	2,039	355	6,025
2012	1,934	355	4,415
2013	1,687	355	3,115
2014	962	355	1,351
Thereafter	4,349	3,338	1,484

	13,207	5,113	$23,399

Less amount representing interest	(4,087)	(2,417)

Present value	9,120	$2,696

Less: current portion included in other current liabilities	1,355

Long-term portion of IRUs	7,765
Other long-term liabilities	4,442

Total long-term liabilities	$12,207

Rental expense was $6,969 in 2009.

Note 9.    Income Taxes

The Company’s provision for income taxes consists of the following:

2009
Federal and state income tax expense (benefit):
Current	$(463)
Deferred	5,574
Increase (decrease) in valuation allowance	(5,574)

$(463)

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

The components of the net deferred tax assets and related valuation allowance at December 31, 2009, are as follows:

2009
Deferred revenue	$4,608
Provision for bad debts	5,186
Property and equipment	73,839
Intangible assets	(3,611)
Alternative minimum tax credits	4,523
Net operating loss carryforwards	90,149
Asset retirement obligation	2,042
Asset impairment charge	—
Unfavorable leases and other	6,421
Valuation allowance	(183,157)

Net deferred tax asset	$—

As of December 31, 2009, the Company had net operating loss carryforwards for federal income tax purposes of approximately $214,468. These net operating loss carryforwards expire beginning in the year ending December 31, 2010. As of December 31, 2009, the Company also has alternative minimum tax credit carryforwards in the amount of $4,523. These credits do not have expiration dates.

Realization of net deferred tax assets is dependent on the Company’s ability to generate future taxable income, which is uncertain. Accordingly, a full valuation allowance was established against these assets as of December 31, 2009.

The Company’s effective tax rate differs from the federal statutory rate of 34% due primarily to changes of valuation allowance provided for the deferred tax assets and prior year provision true up for depreciation.

The Company has evaluated its tax positions and has concluded that uncertainties exist related to open tax years of approximately $3,700 as of December 31, 2009. The Company plans to settle these uncertain tax positions during 2010.

Note 10.    Related Party Transactions

Rental payments to a related party controlled by the Company’s Former Executive Chairman, for the lease of the Company’s headquarters, amounted to $523 in 2009.

Note 11.    401(k) Plan

The Company has adopted the Cavalier Telephone, LLC 401(k) Plan which is administered by an independent trustee. Participation in the 401(k) plan is attainable upon the age of 21, and the first day following the first full month of employment. Total Company contributions were $146 in 2009.

Note 12.    Commitments and Contingencies

The Company is a party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. Cavalier management considers that they have strong positions in all of these matters, and that the outcome of any of these matters will not have a material impact on the financial operating results or cash flows of the Company.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data)

Note 13.    Subsequent Events

In January 2010, the Company completed the acquisition of substantially all of the operating assets and liabilities of Continental Broadband Virginia, LLC and Continental Visinet Broadband, LLC (together “CBB”) for $4,030. Operating as Net Telcos, CBB provided collocation and managed services to customers in Richmond, Virginia. This acquisition will allow the Company to expand its services and enable it to provide more flexible, dynamic and customer centric solutions to current and future customers.

In January 2010, the Company completed the sale of substantially all of the operating assets and liabilities of SecureM, LLC and its wholly owned subsidiaries RPK (B.V.I.), Ltd. and RPK New Zealand, Ltd. to an unrelated third party for $5,000.

Independent Auditor’s Report

To the Board of Directors

Cavalier Telephone Corporation

Richmond, Virginia

We have audited the accompanying consolidated balance sheets of Cavalier Telephone Corporation and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cavalier Telephone Corporation and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

Richmond, Virginia

April 30, 2009

McGladrey & Pullen, LLP is a member firm of RSM International,

an affiliation of separate and independent legal entities.

Cavalier Telephone Corporation And Subsidiaries

Consolidated Balance Sheets

December 31, 2008 And 2007

	2008	2007
	(in thousands)
Assets
Current Assets
Cash and cash equivalents	$23,876	$13,681
Accounts receivable (net of allowance for doubtful accounts of $8,919 and $28,076 in 2008 and 2007, respectively)	42,963	61,851
Prepaids and other current assets	7,655	9,284
Deferred tax assets	—	11,411
Assets held-for-sale	3,034	3,833

Total current assets	77,528	100,060
Property and Equipment, net	135,550	184,101
Deferred Financing Costs, net	9,199	7,975
Intangible Assets, net	18,181	26,302
Goodwill	81,673	81,673
Deferred Tax Assets, net	—	40,800
Other Assets, net	13,331	16,613

Total assets	$335,462	$457,524

Liabilities And Stockholders’ Deficit
Current Liabilities
Accounts payable	$28,588	$42,056
Accrued interest	105	205
Other accrued expenses	14,053	15,284
Accrued consumer taxes	9,612	10,374
Other current liabilities	17,161	22,643
Deferred revenue—current portion	16,067	17,007
Current portion of debt and obligations under capital leases	19,944	5,405

Total current liabilities	105,530	112,974
Long-Term Debt and Obligations Under Capital Leases, less current obligations	388,596	409,877
Other Long-Term Liabilities	13,199	14,259
Deferred Revenue	4,980	5,400

Total liabilities	512,305	542,510

Commitments and Contingencies
Stockholders’ Deficit (including redeemable preferred stock, listed in order of seniority)
Preferred Stock, at liquidation value
Series C	36,018	36,018
Series D	10,647	9,657
Series A	15,815	14,345
Series B	41,836	37,947
Common Stock, par value $0.0001 per share
Class A	—	—
Class B	—	—
Class C	1	1
Class D	1	1
Accumulated deficit	(281,161)	(182,955)

Total stockholders’ deficit	(176,843)	(84,986)

Total liabilities and stockholders’ deficit	$335,462	$457,524

See Notes To Consolidated Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Consolidated Statements Of Operations

Years Ended December 31, 2008 And 2007

	2008	2007
	(in thousands)
Net revenues	$527,982	$667,396

Operating expenses
Cost of revenues	242,877	292,486
Selling, general and administrative expenses	201,548	264,546
Depreciation and amortization	75,155	89,503
Asset impairment charges	8,739	2,026

Total operating expenses	528,319	648,561

Income (loss) from operations	(337)	18,835
Interest expense	(46,723)	(45,958)
Interest income	346	935
Gain on settlement	5,393	—
Reorganization income, net	—	2,017

Loss before income tax expense	(41,321)	(24,171)
Income tax expense	(52,749)	(33,284)

Net loss	$(94,070)	$(57,455)

See Notes To Consolidated Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Consolidated Statements Of Stockholders’ Deficit

Years Ended December 31, 2008 And 2007

(in thousands)

	Redeemable Preferred Stock (listed in order of seniority)				Common Stock				Additional Paid-In Capital	Accumulated Deficits	Total
	Series C	Series D	Series A	Series B	Class A	Class B	Class C	Class D
Balances at January 1, 2007	$36,018	$8,759	$13,011	$34,419	$—	$—	$1	$1	$—	$(121,617)	$(29,408)
Preferred return on investors’ capital	—	898	1,334	3,528	—	—	—	—	(1,877)	(3,883)	—
Issuance of common stock from options exercised	—	—	—	—	—	—	—	—	50	—	50
Share-based compensation expense	—	—	—	—	—	—	—	—	1,827	—	1,827
Net loss for 2007	—	—	—	—	—	—	—	—	—	(57,455)	(57,455)

Balances at December 31, 2007	36,018	9,657	14,345	37,947	—	—	1	1	—	(182,955)	(84,986)
Preferred return on investors’ capital	—	990	1,470	3,889	—	—	—	—	(2,213)	(4,136)	—
Issuance of common stock from options exercised	—	—	—	—	—	—	—	—	12	—	12
Share-based compensation expense	—	—	—	—	—	—	—	—	2,201	—	2,201
Net loss for 2008	—	—	—	—	—	—	—	—	—	(94,070)	(94,070)

Balances at December 31, 2008	$36,018	$10,647	$15,815	$41,836	$—	$—	$1	$1	$—	$(281,161)	$(176,843)

See Notes To Consolidated Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Consolidated Statements Of Cash Flows

Years Ended December 31, 2008 And 2007

	2008	2007
	(in thousands)
Cash Flows From Operating Activities
Net loss	$(94,070)	$(57,455)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	58,191	67,908
Amortization	16,964	21,595
Asset impairment charges	8,739	2,026
Gain on settlement	(5,393)	—
Reorganization income	—	(2,017)
Interest expense for amortization of deferred financing costs	2,067	1,560
Share-based compensation expense	2,201	1,827
Deferred income taxes	(10,122)	(11,811)
Increase in income tax valuation allowance	62,333	44,095
Changes in operating assets and liabilities:
Accounts receivable	17,402	4,802
Prepaids and other assets	3,662	5,591
Accounts payable	(13,467)	(7,567)
Liabilities subject to compromise	—	(85)
Accrued interest	(100)	(1,176)
Accrued consumer taxes	(762)	(3,468)
Accrued expenses and other current liabilities	1,544	(6,477)
Deferred revenue	(2,773)	1,590

Net cash provided by operating activities	46,416	60,938

Cash Flows From Investing Activities
Additions to property and equipment	(19,614)	(42,502)
Proceeds from sale of customer contracts	—	350
Payments for other productive assets	(5,177)	(9,000)

Net cash used in investing activities	(24,791)	(51,152)

Cash Flows From Financing Activities
Payment of debt issuance costs	(3,291)	(246)
Repayments of debt	(6,965)	(13,472)
Payments of capital leases	(1,186)	(2,283)
Proceeds from exercise of stock options	12	50

Net cash used in financing activities	(11,430)	(15,951)

Net increase (decrease) in cash and cash equivalents	10,195	(6,165)
Cash and cash equivalents
Beginning of year	13,681	19,846

End of year	$23,876	$13,681

Supplemental Disclosures of Cash Flow Information
Interest paid	$40,820	$45,574
Income taxes paid (refunded)	$(862)	$1,867
Supplemental Schedule of Noncash Investing and Financing Activities
Increase in goodwill associated with reductions of net assets acquired in 2007	$—	$9,039
Preferred return on investors’ capital	$6,349	$5,760

See Notes To Consolidated Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements

(amounts in thousands except share data and Note 7)

Note 1.    Organization

Cavalier Telephone Corporation (Cavalier and collectively with its subsidiaries, the Company) headquartered in Richmond, Virginia provides a wide range of communications services through its subsidiary Cavtel Holdings, LLC and its subsidiaries, Cavalier Telephone, LLC; Cavalier Networks, LLC; Phonom, LLC; Cavalier IP TV, LLC; Cavalier Services, LLC; Elantic Networks, Inc. (Elantic) and Talk America Holdings, Inc. (Talk).

Cavalier Telephone, LLC, and its wholly owned subsidiary Cavalier Telephone Mid-Atlantic, LLC and Talk and its wholly owned subsidiaries, Talk America, Inc., LDMI Telecommunications, Inc. and Network Telephone Corporation, are facilities-based competitive local exchange carriers (CLEC) providing switched local, long distance, internet and digital subscriber line (DSL) services to business and residential customers in sixteen states and the District of Columbia generally located in the midwest, mid-Atlantic and southeast regions of the United States. Through these subsidiaries, the Company also serves competitive local carriers, long distance and wireless providers by providing connectivity to Cavalier’s retail customers and selling excess network capacity.

Cavalier established a wholly owned subsidiary, Phonom, LLC, in 2003, which offers voice over internet protocol (VoIP) service to both business and residential customers. Phonom began serving customers in early 2004.

Cavalier established a wholly owned subsidiary, Cavalier Networks, LLC (Cavalier Networks), in 2003, which acquired City Signal Communications, Inc. (City Signal) on December 31, 2004. Cavalier Networks delivers flexible metro dark fiber solutions that help communications providers deliver high capacity broadband applications to consumers and enterprises. Cavalier Networks operates networks in Philadelphia, Pennsylvania and Cleveland, Ohio.

Cavalier established a wholly owned subsidiary, Cavalier IP TV, LLC (Cavalier IP TV), in 2005, which offers television over internet protocol service to both business and residential customers. Cavalier IP TV began serving customers in 2006. During 2008, the Company elected to wind down its IP TV operations. Wind down of operations is expected to take place over the next few years.

Through Elantic and its wholly owned subsidiaries Elantic Telecom, Inc. (Elantic Telecom), formed in 2004, East Telecom, Inc. and Elantic Telecom East, LLC, the Company also provides long-haul broadband solutions (private line, wavelengths, dark fiber, internet and collocation) to wholesale customers throughout most of the eastern United States.

Note 2.    Summary of Significant Accounting Policies

Principles of consolidation: The consolidated financial statements include the accounts of Cavalier and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue recognition: The Company recognizes revenue on telecommunications and enhanced communications services in the period the service is provided. Revenue is recorded net of promotional discounts and sales credits. Revenue related to installation and activation fees and the related direct costs are deferred and recognized over the term of the contract or the expected customer life. However, in most situations, the Company waives installation and activation fees. In these instances, the related direct cost is expensed as incurred. Revenue related to billing in advance of providing services is deferred and recognized when earned.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

The Company also charges installation fees to certain customers of Cavalier Networks to construct connections between the customers’ facilities and the Company’s existing fiber optic network. Customers usually make deposits of as much as 50% of the installation fees, before the Company begins construction. These installation fees are included in deferred revenue and recognized as revenue over the term of the related contracts.

In the normal course of business of providing telephone and other communication services to its retail customers, the Company also collects various federal, state and local utility and excise taxes and fees which are, in turn, remitted to the respective governmental authorities as collected. The taxes and fees collected from the customers are recorded on a gross basis through the statements of operations and are included in net revenues and cost of revenues. Taxes and fees collected from the customers included in revenues for the years ended December 31, 2008 and 2007 were $7,613 and $9,601, respectively.

Cash and cash equivalents: Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of the purchase. The carrying value of cash and cash equivalents approximates fair value due to their short-term nature.

The Company invests its excess cash in certificates of deposit, U.S. government securities, commercial paper, and other money market instruments and has general guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any significant losses on its cash or cash equivalents. Balances may exceed federally insured limits.

Accounts receivable: Accounts receivable consist of amounts due from business and residential customers, other carriers and long-distance providers, including late payment fees (which are recorded as earned) on balances due from business and residential customer accounts which remain unpaid as of the due date of the respective invoice. Bad debt expense for uncollectible accounts receivable is recorded as a component of selling, general and administrative expenses when customers are terminated due to non-payment (which, generally, occurs 60-90 days following the invoice date) with additional charges for estimates of potential terminations based on historical collection patterns. Accounts receivable are written off when it is reasonably likely the Company will not collect on the account. Recoveries reduce the bad debt expense in the period received.

Assets held-for-sale: During 2007, the Company made the decision to relocate the remaining employees located in its New Hope, Pennsylvania facility, the former administrative office for Talk, and market the facility for sale. During 2008, the Company entered into a contract to sell the New Hope, Pennsylvania land and buildings for $2,400. The assets held-for-sale related to the New Hope location were written down to $2,304 to reflect the estimated sale price net of estimated realtor commissions.

During 2008, the Company elected to wind down its IP TV operations and dispose of, resell or redeploy the related assets. Assets held-for-sale reflects $730 for the IP TV equipment which is recorded at the expected proceeds to be received from the sale of the assets.

Assets impairment charge related to the New Hope property and IP TV equipment was approximately $1,529 and $5,779, respectively, for the year ended December 31, 2008.

Property and equipment: Property and equipment are stated at cost. Property and equipment consists of switching equipment, network equipment, VoIP equipment, IP TV equipment, computer, internet and DSL equipment, software, equipment, furniture and fixtures, vehicles and buildings, in addition to collocation

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

installation costs and leasehold improvements. The cost of the network and related switching equipment includes interest capitalized during the construction period and other internal costs such as labor and benefits directly related to the construction of the network and switching equipment. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method.

The estimated useful lives of property and equipment are as follows:

Switching equipment	5 years
Network equipment	10-15 years
VoIP equipment	5 years
IP TV equipment	3-5 years
Computer, internet and DSL equipment	2-3 years
Software	3 years
Equipment, furniture and fixtures	5-7 years
Vehicles	3-5 years
Buildings	25 years

Indefeasible right of use contracts (IRU), for which the Company is granted the exclusive right to use certain fibers within fiber optic cables on the grantor’s network, are classified in property and equipment as a component of network equipment, capitalized and depreciated, using the straight-line method, over the lesser of the IRU period, the life of the network itself, or fifteen years. Collocation installation costs, or amounts paid to the incumbent local exchange carrier (ILEC) for central office locations, are capitalized and depreciated over the lesser of the life of the commitment or ten years. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the related lease term. The cost of computer software purchased for internal use is capitalized at the time of purchase.

Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss included in operations.

Costs associated with repair and maintenance are expensed as incurred.

Deferred financing costs: Deferred financing costs consist of costs incurred in relation to long-term debt and are amortized to interest expense over the term of the related debt financing by a method, which approximates the effective interest method.

Intangible assets: Intangible assets consist of acquired customer relationships and customer contracts (see Note 3). The intangible assets were recorded at the purchase date at their estimated fair market values and are amortized, on a pro rata basis, over their respective estimated lives. The estimated lives for acquired customer relationships and customer contracts are eight years and four years, respectively.

Goodwill: The Company records, as goodwill, the excess of purchase price over the fair value of the identifiable net assets acquired in business combinations. Statement of Financial Accounting Standards (SFAS) No. 142 , Goodwill and Other Intangible Assets , prescribes a two-step process for impairment testing of goodwill which is performed annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. The Company tests goodwill as of December 31 each year. No impairment was identified during the years ended December 31, 2008 and 2007.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

Other assets: Other assets include amounts on deposit with certain vendors and facility and loop costs which are non-recurring amounts paid to the ILECs for activation of their unbundled network elements and transmission lines between the central offices and the Company’s retail customers. Facility and loop costs are capitalized at their cost and amortized, using the straight-line method, over the average term of a customer contract of three years. At December 31, 2008 and 2007, facility and loop costs totaled $25,513 and $25,638, with related accumulated amortization of $13,791 and $12,188, respectively. The remaining balance of other assets relates to deposits paid to vendors.

Valuation of long-lived assets: The Company accounts for valuation of long-lived assets under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets . SFAS No. 144 requires that long-lived assets and certain intangible assets be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reportable at the lower of the carrying amount or fair value, less costs to sell.

Deferred revenue: Deferred revenue consists of charges billed to customers in advance of the period in which services are provided, credit related deposits received from retail customers and advance payments and deposits received from carriers and other wholesale customers related to the use of the Company’s fiber optic network and collocation facilities.

Fair value of financial instruments: The carrying amounts of cash, accounts receivable, accounts payable, short-term debt and deferred revenue approximate fair value at December 31, 2008 and 2007, due to the relative short maturity of these instruments. Management believes the carrying amount of long-term debt would not materially differ from its fair value in comparison with other arrangements offered to the Company for debt with similar terms and maturities.

Advertising costs: The Company expenses advertising costs in the period incurred. Advertising and promotional expense, including telemarketing costs, amounted to $14,960 and $21,220 for 2008 and 2007, respectively.

Share-based compensation: The Company applies the provisions of SFAS 123(R), Share-Based Payment (SFAS No. 123(R)). SFAS No. 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

Income taxes: The Company accounts for income taxes using the asset and liability approach in accordance with SFAS No. 109, Accounting for Income Taxes . The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Risks and uncertainties: The Company began offering services to customers at the end of 1999 and has experienced significant growth since then. The Company has a business plan in place that includes significant

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

marketing efforts to attract new customers. In December 2006, the Company doubled in size as a result of the Talk acquisition. The Company is reliant on attracting new customers and providing quality service offerings in order to achieve its business plan and to remain in compliance with financial covenants specified in its credit agreement.

Use of estimates: The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the periods reported. The most significant estimates include the allowance for doubtful accounts, the lives of long-term assets, the valuation of network assets and the valuation allowance for net deferred tax assets. Actual results could differ from those estimated.

Recent accounting pronouncements: In December 2007, the FASB issued SFAS 141(R) (revised 2007), Business Combinations . SFAS No. 141(R), among other things, established principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. This standard will change our accounting treatment for business combinations on a prospective basis.

In March, 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement 133 (SFAS No. 161). SFAS No. 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities; and (c) derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This interpretation is effective for fiscal years beginning after November 15, 2008. The Company does not expect SFAS No. 161 to have a material impact on its reported financial position, results of operations, or cash flows.

In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until the fiscal year beginning January 1, 2009. The Company has no financial assets subject to the provision of SFAS No. 157 as of December 31, 2008. The Company is currently assessing the potential effect of the adoption of the remaining provisions of SFAS No. 157 on its financial position, results of operations and cash flows.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain non-public enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 3.    Intangible Assets

Intangible assets at December 31, 2008 and 2007, consists of $42,545 customer relationships and $4,020 customer contracts. Amortization expense recognized on all intangibles totaled $8,122 and $14,119 for the years ended December 31, 2008 and 2007, respectively. Estimated aggregate amortization expense for each of the next five years and thereafter is as follows:

Years Ending December 31,
2009	$6,152
2010	4,545
2011	3,134
2012	2,415
2013	1,213
Thereafter	722

$18,181

Note 4.    Property and Equipment

Property and equipment consists of the following:

	2008	2007
Switching equipment	$187,009	$181,564
Network equipment	61,271	62,477
VoIP equipment	1,307	1,307
IP TV equipment	10,517	17,646
Collocation	68,355	61,992
DSL equipment	18,421	18,000
Computers and software	35,253	36,829
Equipment	22,119	21,717
Vehicles	4,477	4,578
Leasehold improvements	9,594	9,647
Furniture and fixtures	5,032	5,030
Buildings	4,881	4,865
Land	1,835	1,835

	430,071	427,487
Less accumulated depreciation and amortization	(294,521)	(243,386)

Property and equipment, net	$135,550	$184,101

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

Property and equipment includes $2,107 of capitalized interest at December 31, 2008 and 2007. Accumulated depreciation related to the capitalized interest was approximately $1,883 and $1,806 at December 31, 2008 and 2007, respectively, and the related depreciation expense was approximately $77 and $152 during the years ended December 31, 2008 and 2007, respectively.

Gross capitalized software amounted to approximately $18,830 and $19,518 in 2008 and 2007, respectively. Accumulated depreciation was approximately $14,634 and $11,965 at December 31, 2008 and 2007, respectively, and the related depreciation expense was approximately $3,732 and $5,541 during the years ended December 31, 2008 and 2007, respectively.

Note 5.    Long-Term Debt

Long-term debt consists of the following:

	2008	2007
Revolving credit facilities	$—	$—
Term loans	405,310	410,850
Capital lease obligations	2,905	4,091
Other notes	325	341

	408,540	415,282
Less: current portion	(19,944)	(5,405)

Long-term debt	$388,596	$409,877

Principal payments on long-term notes payable, exclusive of payments for capital leases (which are provided in Note 8), are as follows:

Years Ending December 31,
2009	$19,714
2010	4,165
2011	4,166
2012	377,326
2013	18
Thereafter	246

$405,635

Senior Credit Facilities: The Company entered into a senior credit agreement with commercial lenders, under which the Company could borrow up to $20,000 in a Revolving Facility and $415,000 in Term Loans with a maturity date of December 31, 2011 and 2012, respectively. Up to $5,000 of the Revolving Facility will be available for the issuance of letters of credit. Up to $10,000 of the Credit Facilities will be available for the issuance of a swingline subfacility. The Credit Facilities are subject to a commitment fee equal to an annual rate of 0.50% of the average daily unused portion of the revolving loans commencing on the closing date payable in arrears on the last business day of each calendar quarter commencing March 31, 2007, and ending on the revolving loans maturity date.

Principal payments on the Term Loans of the Credit Facilities are payable in equal quarterly installments of $1,037 on the last day of each quarter commencing with March 31, 2007, and through September 30, 2012. The

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

balance of the Term Loans is payable on December 31, 2012. Additional mandatory repayments are also required under certain conditions as described in the Credit Facilities. Borrowings under the Credit Facilities may be prepaid, at any time, in whole or in part, without penalty.

The interest rate applicable to the Credit Facilities is based, at the Company’s option, on (i) LIBOR plus the applicable margin ranging from 2.75% to 4.75%, or (ii) the Alternate Base Rate (the higher of (a) the corporate base rate, and (b) the Federal Funds rate plus 0.50%) plus the applicable margin ranging from 1.75% to 3.75%, both as defined in the Credit Facilities. Accrued and unpaid interest on the outstanding loan balance of the Credit Facilities is payable quarterly in arrears.

Under the Credit Facilities, the Company is subject to certain financial and operating covenants and restrictions, including minimum quarterly thresholds for earnings before interest, taxes, depreciation and amortization (EBITDA); periodic financial reporting requirements; and restrictions on indebtedness, the transfer of assets other than in the normal course of business and other operating matters.

The Credit Facilities are collateralized by a pledge of all capital stock and other ownership interests of the Company’s direct and indirect subsidiaries and substantially all of the Company’s tangible and intangible assets. The Credit Facilities are guaranteed by the Company and all existing and future direct and indirect subsidiaries of the Company.

On May 5, 2008, the Company reached an agreement with its lenders to amend certain terms under the Credit Facilities and waive existing covenant defaults. In exchange for the waiver, the amendment (i) reduces the thresholds for certain financial covenants in future measurement dates, (ii) establishes a LIBOR floor such that the basis of LIBOR rate loans may not fall below 3.25%, (iii) fixes the interest rate on term loans at either LIBOR plus 6.25% or the Alternate Base Rate plus 5.25%, (iv) increases the margin charged to revolver borrowings by 1.5%, v) requires additional interest charges of 1.0% per annum following the amendment effective date which, at the Company’s option may be added to the outstanding principal balance of the term loan, vi) requires additional interest charges of 1.0% per annum effective June 30, 2009, if certain leverage ratio tests are not met which, at the Company’s option may be added to the outstanding principal balance of the term loan, and vii) requires additional interest charges of 1.0% per annum effective June 30, 2010, if certain leverage ratio tests are not met. The interest rate applicable to borrowings under the Credit Facilities was approximately 9.5% at December 31, 2008. The Company also paid amendment fees to the lenders totaling approximately $4,663, and reimbursed the lenders and its agent for all related direct costs.

Note 6.    Capital Stock

Common stock: Except for 1,369,581 shares of Class C non-voting stock, each share of common stock has one vote per share. The number of authorized shares of common stock can be increased or decreased by the affirmative vote of the majority of the common stockholders. Common stock activity is as follows:

	Class A	Class B	Class C	Class D
Shares authorized, December 31, 2007 and 2008	8,803,000	5,050,000	16,100,000	5,299,053

Shares outstanding, January 1, 2007	3,229,673	4,050,000	6,701,399	5,299,053
Exercise of stock options	16,750	—	—	—

Shares outstanding, December 31, 2007	3,246,423	4,050,000	6,701,399	5,299,053
Exercise of stock options	4,000	—	—	—

Shares outstanding, December 31, 2008	3,250,423	4,050,000	6,701,399	5,299,053

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

Special approval rights have been granted to the Class B, Class C and Class D common stockholders such that the consent of at least the majority of the Class B, Class C and Class D common stockholders is needed to incur new debt; authorize new business activities; approve the annual operating budget; acquire other businesses; authorize or issue new shares, options or warrants; amend the by-laws or Certificate of Incorporation; dissolve, liquidate or wind up Cavalier; declare dividends, other distributions, redemption and repurchase of securities; enter into or amend related party transactions; discontinue the business, admit inability to pay debts or file for bankruptcy; and sell a substantial portion of Cavalier’s assets, other than pursuant to the sale of common stock in a public offering or a certain arm’s length transaction involving the sale of Cavalier to a non-affiliated third-party buyer.

The Board of Directors shall consist of three to five people, unless the majority of each of the Class A common stockholders, Class B common stockholders and the combined Class C and Class D common stockholders consent otherwise. The Board of Directors may, without the consent of the majority of the common stockholders, expand the number of Directors to a maximum of seven, provided that Cavalier receives at least $15 million of capital for each added Board seat. Class A common stockholders can elect one to two Directors; if they elect only one Director, then that Director will have two votes on all matters coming before the Board; and if they elect two Directors, then both such Directors will have one vote on all matters coming before the Board. Upon the death or incapacity of Cavalier’s current Executive Chairman, the Class A common stockholders can elect one Director and represent one vote on the Board. Class B common stockholders can elect two Directors. Class C and Class D voting common stockholders can elect one Director. Upon the death or incapacity of Cavalier’s current Executive Chairman, the Class C and Class D voting common stockholders can elect one additional Director. The preferred stockholders as a class have no rights to elect a member of the Board of Directors.

Dividends may be paid on common stock as determined by the Board of Directors, approved by the Class B, Class C and Class D common stockholders and subject to the preferential dividend rights of preferred stock. Upon liquidation, dissolution, sale, merger or reorganization (a liquidation event), the distribution of assets to the common stockholders is subject to the prior satisfaction of all preferred stock preferences.

Certain of the common stockholders have a pre-emptive right to purchase all or any portion of an offering by Cavalier of any equity security such that the stockholders’ percentage ownership before and after the offering shall remain unchanged. These pre-emptive rights shall terminate upon a public offering of Cavalier’s common stock. Certain of the common stockholders have also entered into an agreement that provides each such common stockholder with a right of first refusal to purchase all of Cavalier’s common stock proposed to be sold by any other such common stockholder.

Preferred stock: Each share of preferred stock is non-voting, except that (i) the consent of the holders of a majority of each of the Series B preferred stock, Series C preferred stock and Series D Preferred Stock is needed to change, respectively, any rights of the Series B preferred stock, Series C preferred stock and Series D Preferred Stock or to issue shares senior in right to the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, (ii) the 295.541791 shares of Series C Preferred Stock issued in connection with the Elantic merger are entitled to vote together with the holders of Class D Common Stock for the election of the Director to be elected by the Class C and Class D common stockholders, and (iii) the consent of the majority of the Series B and Series C Preferred Stock stockholders is needed to do any of the following: incur new debt; expand business activities into new geographic areas without having first secured sufficient financing; and sell any of the business or material assets, other than pursuant to the sale of common stock in a public offering or certain arm’s length transactions involving the sale of Cavalier to a non-affiliated third-party buyer.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

Preferred stock activity is as follows:

	Senior Preferred		Junior Preferred
	Series C	Series D	Series A	Series B
Shares outstanding, December 31, 2007 and 2008	1,539	812	1,206	3,191

Series C Preferred Stock and Series D Preferred Stock are collectively referred to as “Senior Preferred Stock”, and Series A Preferred Stock and Series B Preferred Stock are collectively referred to as “Junior Preferred Stock”. The holders of shares of Senior Preferred Stock, in preference to the holders of Junior Preferred Stock and all other capital stock, are entitled to receive, when declared by the Board of Directors out of funds legally available for the purpose, cumulative dividends on each share of Senior Preferred Stock, payable in cash, and accruing at a per annum rate of 10% from March 24, 2006, on the sum of (i) $10,000 (the Liquidation Value) and (ii) all accumulated and unpaid dividends accrued.

The holders of shares of Junior Preferred Stock, in preference to the holders of all capital stock and after the rights of the holders of Senior Preferred Stock, shall enjoy the same general rights with respect to the calculation and payment of dividends as the holders of Senior Preferred Stock.

Liquidation preference: To the extent Cavalier has assets legally available and the Board of Directors has not declared the payment of, nor has Cavalier paid, the dividends on the Senior Preferred Stock, the Liquidation Value and such dividends (collectively, the Liquidation Preference) shall be due and payable upon the occurrence of any liquidation, dissolution or winding up of the affairs of Cavalier, either voluntarily or involuntarily, any sale of Cavalier or public offering, a merger or consolidation of Cavalier (a Liquidation Event). The holders of Cavalier’s Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock are entitled to receive the following amounts out of Cavalier’s assets remaining after Cavalier shall have satisfied its debts and other liabilities.

First, the holders of Series C Preferred Stock and Series D Preferred Stock are entitled to receive, pari passu with each other and before any amounts are paid in respect of Series A Preferred Stock, Series B Preferred Stock or Common Stock, the respective Liquidation Preferences of Series C Preferred Stock and Series D Preferred Stock.

The Series C Preferred Stock Liquidation Preference is the Liquidation Value per share plus the cumulative preferred dividends accrued thereon through the date the Liquidation Preference is paid; provided that, if the sum of (i) the total amount received on account of Series C Preferred Stock, Class D Common Stock and securities issued as dividends or distribution on the foregoing or otherwise in connection therewith (collectively, “Series C Related Securities”) prior to the Liquidation Event plus (ii) the amount receivable on account of Series C Related Securities after giving effect to the payment of the Series C Preferred Stock Liquidation Preference and the Series A, Series B and Series D liquidation preferences is less than $36,017 in the aggregate, then the Series C Preferred Stock Liquidation Preference will be: (i) $20,000 per share for the 295.541791 shares issued on January 27, 2006, in connection with the Elantic merger, and (ii) $24,215 per share for all other shares of Series C Preferred Stock.

If the Series C Preferred Stock Liquidation Preference is the same as described above, then Class D Common Stock shall only entitle the holders thereof upon the occurrence of a Liquidation Event to the payment of the par value thereof, and Class D Common Stock shall cease to participate or share in the value of Cavalier in excess of such par value.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

The Series D Preferred Stock Liquidation Preference is the Liquidation Value per share plus the cumulative preferred dividends accrued thereon through the date the Liquidation Preference is paid.

After payment of the Series C and Series D Preferred Stock Liquidation Preferences, the holders of Series A and Series B Preferred Stock, pari passu with each other and before any amounts are paid in respect of Common Stock, are entitled to receive a Liquidation Preference in the amount of the Liquidation Value per share plus the cumulative preferred dividends accrued thereon through the date the Liquidation Preference is paid.

After the payment of the Series A, Series B, Series C and Series D Preferred Stock Liquidation Preferences as described above, no amounts are payable on account of such shares of stock, and none of such shares of stock are to participate or share in any remaining value of Cavalier.

Right to effect an exit: If a Liquidation Event, or a definitive agreement providing for such, is not consummated or in place by a specified date, the holders of Class A, B and C common stock, respectively, each have the right to instruct Cavalier to effect either a sale of Cavalier to an unaffiliated third party or a public offering of Cavalier securities by delivering an “exit instruction notice” to such effect. If Cavalier does not comply with such instruction within 180 days of the delivery of the exit instruction notice, then the holders of the class of common stock that delivered the exit instruction notice may, subject to obtaining any required regulatory consents, assume control of Cavalier for the purpose of effecting a sale of Cavalier or public offering of Cavalier securities. The rights of the Class A common stockholders to initiate an exit arose on January 1, 2004, and terminated without being exercised in connection with the March 24, 2006 amendment to the Company’s Certificate of Incorporation. The rights of the Class B common stockholders and Class C common stockholders were also amended on March 24, 2006, such that they may initiate an exit transaction beginning June 30, 2007.

Conversion of preferred stock into common stock: The preferred stock is not convertible into common stock at the option of the holders. The Board of Directors, with the consent of holders of a majority of the respective Senior or Junior Preferred Stock, may require the conversion, effective immediately prior to the consummation of a public offering, of all or any portion of the shares of preferred stock held by each holder into a number of shares of Class C common stock based on the offering price per share of common stock sold in the public offering.

Warrants: On December 19, 2000, in conjunction with a stock issuance, all new investors were issued anti-dilution protection warrants to purchase, at any time after a “Down Round Financing” until the earlier of the fifth anniversary of a public offering or December 31, 2010, Class C voting and nonvoting common stock of Cavalier. A Down Round Financing constitutes an equity financing of Cavalier in which Cavalier issues and sells Down Round Securities (those securities with redemption rights and the right to participate with the common stockholders on the remaining proceeds) for an aggregate price less than what the value was as held by the holder immediately before the financing round was completed. The price of each warrant is $0.0001. The number of shares of Class C common stock for which each warrant is exercisable is formula driven and is based on each investor’s contribution percentage in the December 19, 2000 stock issuance.

Note 7.    Share-Based Compensation Plans

On January 31, 2000, the Company adopted the Cavalier Telephone Corporation Incentive Plan (the Plan). The First and Second Amendment to the Plan, effective January 1, 2001 and October 13, 2005, respectively, authorized a total of 2,200,000 shares of Class A common stock to be available for issuance under the Plan. The Third Amendment to the Plan, effective December 15, 2006, authorized an additional 1,500,000 shares of Class A common stock to be available for issuance under the Plan.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

The Company adopted SFAS No. 123(R) on January 1, 2006, and applied the transition guidance as prescribed by the prospective application to all grants after the effective date. Under SFAS No. 123(R), the fair value of each option is estimated on the date of grant using the Black-Scholes model that uses the following assumptions for 2008 and 2007 grants: (a) expected volatility, 71% and 62%, respectively; (b) expected dividends, $0; (c) expected option life, 6.6 years; and (d) risk-free rate, approximately 3.53% and 4.21%, respectively. Expected volatilities are based on the historic volatility of the similar public entities. The expected life represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the rate for a 7-year Treasury Note.

Options generally vest over three or four years and expire ten years from the date of grant.

A summary of stock options outstanding at December 31, 2008 and 2007, and the changes during 2008 and 2007 are presented below:

	Options Available	Options Outstanding	Exercise price per share
			Range	Weighted Average
Outstanding at January 1, 2007	1,350,348	1,916,563	$0.67 to 14.80	$9.72
Granted in 2007	(891,000)	891,000	$14.80	14.80
Cancelled in 2007	678,750	(678,750)	$3.00 to 14.80	11.91
Exercised and settled in 2007	16,750	(97,001)	$0.67 to 7.50	4.77

Outstanding at December 31, 2007	1,154,848	2,031,812	$0.67 to 14.80	11.42
Granted in 2008	(287,000)	287,000	$2.50	2.50
Cancelled in 2008	222,937	(222,937)	$2.50 to 14.80	10.97
Exercised in 2008	8,500	(8,500)	$3.00	3.00

Outstanding at December 31, 2008	1,099,285	2,087,375	$0.67 to 7.50	$2.55

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2008:

Options Outstanding at December 31, 2008			Options Exercisable at December 31, 2008
Exercise Prices	Shares	Remaining Weighted Average Contractual Life (Years)	Shares
$0.67	13,750	1.58	13,750
2.50	1,755,000	8.08	740,625
2.89	20,625	1.58	20,625
3.00	295,750	3.82	293,438
7.50	2,250	1.58	2,250

	2,087,375	7.36	1,070,688

The weighted average grant-date fair value of options granted during 2008 and 2007 was approximately $0 and $2.94, respectively. There was $2,201,023 and $1,827,341 of total compensation cost for share-based payment arrangement recognized in income for the years ended December 31, 2008 and 2007, respectively.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

A summary of the status of the Company’s nonvested options as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

Nonvested Shares	Shares	Weighted- Average Grant- Date Fair Value
Nonvested at January 1, 2007	1,320,098	$8.15
Granted	890,063	10.13
Vested	(292,255)	6.99
Forfeited	(591,917)	8.81
Exercised	(3,313)	1.22

Nonvested at December 31, 2007	1,322,676	9.46
Granted	277,500	—
Vested	(432,423)	5.66
Forfeited	(151,067)	2.87

Nonvested at December 31, 2008	1,016,686	4.53

As of December 31, 2008, there was approximately $3.5 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of approximately 2.2 years. The total fair value of shares vested during the years ended December 31, 2008 and 2007, was $2,448,672 and $2,041,763, respectively.

Note 8.    Lease Commitments and Other Long-Term Liabilities

The Company has the exclusive right to use certain fibers within fiber optic cables (IRU’s) under long-term contracts and leases office and warehouse space under both capital and operating leases. Some of the leases include scheduled rent increases at specified intervals during the terms of the leases. The Company recognizes rent expense on a straight-line basis over the life of the related lease. The aggregate minimum rental commitments under non-cancellable long-term contracts and leases are as follows:

Years Ending December 31,	IRU Liabilities	Capital Leases	Operating Leases
2009	$5,930	$505	$9,950
2010	2,236	355	7,918
2011	2,039	355	6,823
2012	1,934	355	4,079
2013	1,687	355	3,049
Thereafter	5,311	3,649	2,778

	19,137	5,574	$34,597

Less amount representing interest	(5,113)	(2,669)

Present value	14,024	$2,905

Less: current portion included in other current liabilities	(4,844)

Long-term portion of IRU’s	9,180
Other long-term liabilities	4,019

Total long-term liabilities	$13,199

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

Rental expense was $8,517 in 2008 and $8,395 in 2007.

Note 9.    Income Taxes

The Company’s provision for income taxes consists of the following:

	2008	2007
Federal and state income tax expense (benefit):
Current	$538	$1,000
Deferred	(10,122)	(11,811)
Increase in valuation allowance	62,333	44,095

	$52,749	$33,284

The components of the net deferred tax assets and related valuation allowance at December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred revenue	$3,055	$2,909
Provision for bad debts	3,384	10,779
Property and equipment	82,193	91,689
Intangible assets	(5,709)	(8,562)
Alternative minimum tax credits	5,070	5,070
Net operating loss carryforwards	85,303	58,648
Asset retirement obligation	1,422	1,011
Asset impairment charge	4,186	3,827
Unfavorable leases and other	9,827	13,238
Valuation allowance	(188,731)	(126,398)

Net deferred tax asset	$—	$52,211

As of December 31, 2008 and 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $198,214 and $158,297, respectively. These net operating loss carryforwards expire beginning in the year ending December 31, 2010. As of December 31, 2008 and 2007, the Company also has alternative minimum tax credit carryforwards in the amount of $5,070. These credits do not have expiration dates.

Realization of net deferred tax assets is dependant on the Company’s ability to generate future taxable income, which is uncertain. Accordingly, a full valuation allowance was established against these assets as of December 31, 2008. As of December 31 2007, the Company had recorded a valuation allowance on certain assets.

During 2007, the Company settled an outstanding IRS audit relating to deductions taken on the 1996 Talk 1996 Federal income tax return. The settlement was limited to the reduction of Talk’s net operating loss carryforward existing prior to 1996 in the amount of $23,000 which has been reflected in the net operating loss carryforwards above.

The Company’s effective tax rate differs from the federal statutory rate of 34% due primarily to changes of valuation allowance provided for the deferred tax assets and prior year provision true up for depreciation.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Financial Statements—(Continued)

(amounts in thousands except share data and Note 7)

Note 10.    Related Party Transactions

Rental payments to a related party controlled by the Company’s Former Executive Chairman, for the lease of the Company’s headquarters, amounted to $485 and $457 in 2008 and 2007, respectively.

Note 11.    401(k) Plan

The Company has adopted the Cavalier Telephone, LLC 401(k) Plan which is administered by an independent trustee. Participation in the 401(k) plan is attainable upon the age of 21, and the first day following the first full month of employment. Total Company contributions were $409 and $569 in 2008 and 2007, respectively.

Note 12.    Commitments and Contingencies

The Company is a party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. Cavalier management considers that they have strong positions in all of these matters, and that the outcome of any of these matters will not have a material impact on the financial operating results or cash flows of the Company.

Cavalier Telephone Corporation And Subsidiaries

Consolidated Condensed Balance Sheets

September 30, 2010 and December 31, 2009

(in thousands)

	September 30, 2010	December 31, 2009
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$28,873	$44,341
Accounts receivable (net of allowance for doubtful accounts of $9,527 and $13,577 in 2010 and 2009, respectively)	31,719	36,091
Prepaids and other current assets	6,414	6,685

Total current assets	67,006	87,117
Property and Equipment, net	102,491	110,035
Deferred Financing Costs, net	6,048	6,899
Intangible Assets, net	10,172	12,029
Goodwill	83,767	81,673
Other Assets, net	11,000	9,683

Total assets	$280,484	$307,436

Liabilities And Stockholders’ Deficit
Current Liabilities
Accounts payable	$27,223	$30,121
Accrued interest	162	180
Other accrued expenses	10,978	11,478
Accrued consumer taxes	8,993	8,495
Other current liabilities	12,342	12,363
Deferred revenue—current portion	15,358	18,967
Current portion of debt and obligations under capital leases	4,059	26,307

Total current liabilities	79,115	107,911
Long-Term Debt and Obligations Under Capital Leases, less current obligations	366,999	369,110
Other Long-Term Liabilities	12,197	12,207
Deferred Revenue	8,484	5,175

Total liabilities	466,795	494,403

Commitments and Contingencies
Stockholders’ Deficit (including redeemable preferred stock, listed in order of seniority)
Preferred Stock, at liquidation value
Series C	36,018	36,018
Series D	12,631	11,738
Series A	18,762	17,436
Series B	49,632	46,125
Common Stock, par value $0.0001 per share
Class A	—	—
Class B	—	—
Class C	1	1
Class D	1	1
Accumulated deficit	(303,356)	(298,286)

Total stockholders’ deficit	(186,311)	(186,967)

Total liabilities and stockholders’ deficit	$280,484	$307,436

See Notes To Consolidated Condensed Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Consolidated Condensed Statements Of Operations

Three and Nine Months Ended September 30, 2010 and 2009

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)
Net revenues	$95,257	$101,902	$288,685	$323,650

Operating expenses
Cost of revenues	43,109	47,125	130,121	148,032
Selling, general and administrative expenses	31,406	32,277	92,652	108,460
Depreciation and amortization	12,426	13,572	37,794	44,344

Total operating expenses	86,941	92,974	260,567	300,836

Income from operations	8,316	8,928	28,118	22,814
Interest expense	(9,726)	(11,622)	(31,487)	(32,456)
Other income (expense)	28	(15)	69	(26)

Loss from continuing operations before tax expense	(1,382)	(2,709)	(3,300)	(9,668)
Income tax expense	(164)	(55)	(319)	(124)

Loss from continuing operations	(1,546)	(2,764)	(3,619)	(9,792)
Discontinued operations, net of tax	—	—	4,168	—

Net (loss) income	$(1,546)	$(2,764)	$549	$(9,792)

See Notes To Consolidated Condensed Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Consolidated Condensed Statements Of Stockholders’ Deficit

Nine Months Ended September 30, 2010 and 2009

(Unaudited)

(in thousands)

	Redeemable Preferred Stock (listed in order of seniority)				Common Stock				Additional Paid-In Capital	Accumulated Deficits	Total
	Series C	Series D	Series A	Series B	Class A	Class B	Class C	Class D
Balances at January 1, 2009	$36,018	$10,647	$15,815	$41,836	$—	$—	$1	$1	$—	$(281,161)	$(176,843)
Preferred return on investors’ capital	—	809	1,203	3,182	—	—	—	—	(843)	(4,351)	—
Share-based compensation expense	—	—	—	—	—	—	—	—	843	—	843
Net loss	—	—	—	—	—	—	—	—	—	(9,792)	(9,792)

Balances at September 30, 2009	$36,018	$11,456	$17,018	$45,018	$—	$—	$1	$1	$—	$(295,304)	$(185,792)

Balances at January 1, 2010	$36,018	$11,738	$17,436	$46,125	$—	$—	$1	$1	$—	$(298,286)	$(186,967)
Preferred return on investors’ capital	—	893	1,326	3,507	—	—	—	—	(107)	(5,619)	—
Share-based compensation expense	—	—	—	—	—	—	—	—	107	—	107
Net income	—	—	—	—	—	—	—	—	—	549	549

Balances at September 30, 2010	$36,018	$12,631	$18,762	$49,632	$—	$—	$1	$1	$—	$(303,356)	$(186,311)

See Notes To Consolidated Condensed Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Consolidated Condensed Statements Of Cash Flows

Nine Months Ended September 30, 2010 and 2009

(in thousands)

	2010	2009
	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities
Net income (loss)	$549	$(9,792)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	28,828	33,671
Amortization	8,966	10,673
Discontinued operations, net of tax	(4,168)	—
Interest expense for amortization of deferred financing costs	1,725	1,725
Share-based compensation expense	107	843
Changes in operating assets and liabilities:
Accounts receivable	3,562	3,454
Prepaids and other assets	313	581
Accounts payable	(2,848)	(538)
Accrued interest	(18)	68
Accrued consumer taxes	498	611
Accrued expenses and other current liabilities	(596)	(1,832)
Deferred revenue	(341)	2,141

Net cash provided by operating activities	36,577	41,605

Cash Flows From Investing Activities
Purchase of business, net of cash acquired	(3,958)	—
Additions to property and equipment	(21,190)	(11,300)
Proceeds from sale of discontinued assets	4,097	—
Proceeds from sale of assets	—	2,281
Payments for other productive assets	(5,398)	(2,685)

Net cash used in investing activities	(26,449)	(11,704)

Cash Flows From Financing Activities
Payment of debt issuance costs	(874)	—
Repayment of long-term debt	(24,656)	(17,702)
Net borrowings of revolving credit facility	—	19,700
Payments of capital leases	(66)	(194)

Net cash (used in) provided by financing activities	(25,596)	1,804

Net (decrease) increase in cash and cash equivalents	(15,468)	31,705
Cash and cash equivalents
Beginning of period	44,341	23,876

End of period	$28,873	$55,581

Supplemental Disclosures of Cash Flow Information
Interest paid	$25,059	$26,711

Income taxes refunded	$480	$232

Supplemental Schedule of Noncash Investing and Financing Activities
Preferred return on investors’ capital	$5,726	$5,194

See Notes To Consolidated Condensed Financial Statements.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Condensed Financial Statements (Unaudited)

(amounts in thousands except share data)

Note 1.    Nature of Business

Cavalier Telephone Corporation (Cavalier and collectively with its subsidiaries, the Company), headquartered in Richmond, Virginia, provides a wide range of communications services through its subsidiary Cavtel Holdings, LLC and its subsidiaries, Cavalier Telephone, LLC; Cavalier IP TV, LLC; Elantic Networks, Inc. (Elantic) and Talk America Holdings, Inc. (Talk).

Cavalier Telephone, LLC, and its wholly owned subsidiary Cavalier Telephone Mid-Atlantic, LLC and Talk and its wholly owned subsidiaries, Talk America, Inc., LDMI Telecommunications, Inc. and Network Telephone Corporation, are facilities-based competitive local exchange carriers (CLECs) providing local, long distance, internet and digital subscriber line (DSL) services to business and residential customers in sixteen states and the District of Columbia generally located in the mid-west, mid-Atlantic and southeast regions of the United States. Through these subsidiaries, the Company also serves incumbent and competitive local carriers, long distance and wireless providers by providing connectivity to the Company’s retail customers and selling excess network capacity.

Cavtel Holdings, LLC established a wholly owned subsidiary, Cavalier IP TV, LLC (Cavalier IP TV), in 2005, which offers television over internet protocol service to both business and residential customers. Cavalier IP TV began serving customers in 2006. During 2008, the Company elected to wind down its IP TV operations. Wind down of operations is expected to be completed prior to December 31, 2010.

Through Elantic and its wholly owned subsidiary, Intellifiber Networks, Inc. (Intellifiber), formed in 2004, the Company also provides flexible metro and long-haul broadband solutions (private line, wavelengths, dark fiber, internet and collocation) to governmental, carrier and enterprise customers throughout most of the eastern United States.

Through SecureM, LLC, and its subsidiaries RPK (B.V.I.), Ltd. and RPK New Zealand, Ltd., the Company provides software encryption systems that protect digital video content to cable television providers throughout the world. During the first quarter of 2010, the Company sold substantially all of the operating assets and liabilities of SecureM, LLC and its subsidiaries RPK (B.V.I.), Ltd. and RPK New Zealand, recognizing income from discontinued operations of $4,168, net of income taxes of $578. The operating results of these subsidiaries were insignificant and therefore were not reclassified as discontinued operations during the three and nine month periods ended September 30, 2009.

In January 2010, the Company completed the acquisition of substantially all of the operating assets and liabilities of Continental Broadband Virginia, LLC and Continental Visinet Broadband, LLC (together “CBB”) for $3,958. CBB provides collocation and managed services to customers in Richmond, Virginia.

On September 12, 2010, Cavalier entered into an agreement and plan of merger with PAETEC Holding Corp. (“PAETEC”), Cairo Acquisition Corp., an indirect, wholly owned subsidiary of PAETEC, and M/C Venture Partners V, L.P., as representative of Cavalier’s stockholders. Under the merger agreement, Cairo Acquisition Corp. will merge with and into Cavalier with Cavalier surviving the merger as an indirect, wholly owned subsidiary of PAETEC. PAETEC will pay Cavalier’s securityholders aggregate merger consideration of $460,000 less Cavalier’s net indebtedness which will be retired at the closing of the merger, subject to certain working capital and other adjustments provided for in the merger agreement. The transaction is subject to the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino AntiTrust Improvements Act of 1976, approvals by the Federal Communications Commission (FCC) and state public service commissions, and other customary closing conditions. The transaction is expected to close within four to six months from the date of the agreement.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Condensed Financial Statements (Unaudited)—(Continued)

(amounts in thousands except share data)

Basis of presentation: The accompanying consolidated condensed financial statements are unaudited and have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America for interim financial statements and the accounting principles applied are consistent, in all material respects, to those utilized in preparing the Company’s audited consolidated financial statements. The preparation of consolidated condensed financial statements in accordance with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The accompanying financial statements present results for the three and nine months ended September 30, 2010 and 2009. These results are not necessarily indicative of the Company’s annual results for the year ended December 31, 2010, or any other period. The Company’s consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and related notes as of December 31, 2009.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2.    Summary of Significant Accounting Policies

Principles of consolidation: The consolidated condensed financial statements include the accounts of Cavalier and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue recognition: The Company recognizes revenue on telecommunications and enhanced communications services in the period the service is provided. Revenue is recorded net of promotional discounts and sales credits. When billed to customers, revenue related to installation and activation fees and the related direct costs are deferred and recognized over the term of the contract or the expected customer life. Revenue related to billing in advance of providing services is deferred and recognized when earned.

The Company charges installation fees to certain customers of Intellifiber to construct connections between the customers’ facilities and the Company’s existing fiber optic network. Customers usually make deposits of as much as 50% of the installation fees, before the Company begins construction. Intellifiber also grants certain customers the exclusive right to use certain fibers within fiber optic cables on its network through Indefeasible right of use (IRU) contracts. Revenue related to these installation fees and IRU contracts are included in deferred revenue and recognized as revenue over the term of the related contracts.

In the normal course of business of providing telephone and other communication services to its retail customers, the Company collects various federal, state and local utility and excise taxes and fees which are levied on its customers. These taxes and fees are remitted to the respective governmental authorities as collected and are excluded from revenue.

Additionally, various federal, state and local agencies and authorities levy certain taxes and fees on the Company which the Company is entitled to pass through to its customers. Amounts collected from customers related to these taxes and fees are recorded on a gross basis through the statements of operations and are included in net revenues and cost of revenues. Taxes and fees collected from the customers included in revenues for the three months ended September 30, 2010 and 2009 were $1,924 and $2,027, respectively. Taxes and fees for the nine months ended September 30, 2010 and 2009 were $6,662 and $5,701, respectively.

Accounts receivable: Accounts receivable consist of amounts due from business and residential customers, other carriers and long-distance providers, including late payment fees (which are recorded as earned) on balances due from business and residential customer accounts which remain unpaid as of the due date of the

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Condensed Financial Statements (Unaudited)—(Continued)

(amounts in thousands except share data)

respective invoice. Balances are considered past due thirty days after the invoice due date. Bad debt expense for uncollectible accounts receivable is recorded as a component of selling, general and administrative expenses using on estimates developed by the Company based on its historical experience, its assessment of current industry trends and its credit policies. Accounts receivable are written off when it is reasonably likely the Company will not collect on the account. Recoveries reduce the bad debt expense in the period received.

Bad debt expense for the three months ended September 30, 2010 and 2009 was $1,680 and 2,265, respectively. Bad debt expense for the nine months ended September 30, 2010 and 2009 was $5,201 and 11,404, respectively.

Property and equipment: Property and equipment are stated at cost. Property and equipment consists of switching equipment, network equipment, VoIP equipment, IP TV equipment, computer, internet and DSL equipment, software, equipment, furniture and fixtures, vehicles and buildings, in addition to collocation installation costs and leasehold improvements. The cost of the network and related switching equipment includes interest capitalized during the construction period and other internal costs such as labor and benefits directly related to the construction of the network and switching equipment. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method.

IRU contracts, for which the Company is granted the exclusive right to use certain fibers within fiber optic cables on the grantor’s network, are classified in property and equipment as a component of network equipment, capitalized and depreciated, using the straight-line method, over the least of the IRU period, the life of the network itself, or fifteen years. Collocation installation costs, or amounts paid to the incumbent local exchange carrier (ILEC) for central office locations, are capitalized and depreciated over the lesser of the life of the commitment or ten years. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the related lease term. The cost of computer software purchased for internal use is capitalized at the time of purchase.

Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss included in operations.

Costs associated with repair and maintenance are expensed as incurred.

Advertising costs: The Company expenses advertising costs in the period incurred. Advertising and promotional expense, including telemarketing costs, amounted to $883 and $395 for the three months ended September 30, 2010 and 2009, respectively and $2,168 and $1,607 for the nine months ended September 30, 2010 and 2009, respectively.

Other assets: Other assets include amounts on deposit with certain vendors, internal costs such as labor and benefits related to customer setup and installations, and facility and loop costs which are non-recurring amounts paid to the ILECs for activation of their unbundled network elements and transmission lines between the central offices and the Company’s retail customers. Internal labor costs associated with new customer installations and facility and loop costs are capitalized at their cost and amortized, using the straight-line method, over the average term of a customer contract of three years. Such costs totaled $20,288 and $22,256, with related accumulated amortization of $11,032 and $14,111, respectively for the periods ended September 30, 2010 and December 31, 2009, respectively. The remaining balance of other assets relates to deposits paid to vendors.

Prior to 2010, the Company expensed internal labor costs associated with customer setup and installation. Effective January 1, 2010, the Company implemented systems to allow it to capture costs associated with such

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Condensed Financial Statements (Unaudited)—(Continued)

(amounts in thousands except share data)

setup and installation efforts and began capitalizing such costs in order to better match revenue and costs, to increase comparability with peers, and to increase consistency of treatment between internal costs and external costs such as facility and loop costs. During the nine month period ended September 30, 2010, the Company capitalized $3,681 in costs and had amortization expense of $465. It was not practicable to determine the impact on prior periods of this change.

Share-based compensation: The Company applies the provisions of ASC Topic 718, Stock Compensation . ASC 718 requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. ASC 718 covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

Risks and uncertainties: The Company is reliant on attracting new customers and providing quality service offerings in order to retain customers and to achieve its business plan. A protracted recessionary environment could have an adverse impact on overall demand for services. The telecommunications industry is also highly competitive, and the Company expects to continue to face pricing and product competition from the large, established telephone companies that are currently the dominant providers and from other types of communications businesses, including cable companies providing broadband Internet access and other competitive providers.

The Company relies in significant part on purchasing wholesale services and leasing network facilities from Verizon, AT&T and other incumbent local exchange carriers. Over the past several years, the Federal Communications Commission (FCC) has reduced or eliminated a number of regulations governing the incumbent carriers’ offerings, including removal of local switching and other network elements from the list of elements that the incumbent carriers must provide on an unbundled basis at TELRIC (Total Element Long Run Incremental Cost) cost-based rates, as well as the grant of broad pricing flexibility for special access service in many areas. The Company’s business could be adversely affected if it is unable to purchase services at reasonable rates or if the FCC, Congress, or state regulators were to adopt measures further reducing the local competition related obligations of incumbent local exchange carriers or allowing those carriers to increase further the rates the Company must pay.

Cavalier signed a merger agreement with PAETEC on September 12, 2010, and the completion of the merger is subject to certain customary closing conditions as well as regulatory approvals. The Company subsequently reached an agreement with its lenders to amend certain terms under its Senior Credit Facilities to waive certain financial covenants for the fiscal quarters ended September 30, 2010 and December 31, 2010. Without such waiver, the Company would have been in default under its credit agreement for the quarter ended September 30, 2010. The waiver expires on February 28, 2011 or earlier if the merger agreement is terminated. The Company anticipates that the merger will be completed before the waiver expires. If the merger agreement is terminated or if the merger is completed after the waiver expires on February 28, 2011, the Company would be in default under its credit agreement unless it is able to enter into a new agreement with its lenders.

Use of estimates: The preparation of the consolidated condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements, and revenues and expenses during the periods reported. The most significant estimates include the allowance for doubtful accounts, the lives of long-term assets, the valuation of network assets and the valuation allowance for net deferred tax assets. Actual results could differ from those estimated.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Condensed Financial Statements (Unaudited)—(Continued)

(amounts in thousands except share data)

Subsequent events: The Company has evaluated subsequent events through October 27, 2010, the date on which the consolidated condensed financial statements were available to be issued.

Note 3.    Property and Equipment

Property and equipment as of September 30, 2010 and December 31, 2009 consisted of the following:

	September 30, 2010	December 31, 2009	Estimated Useful Lives
Switching equipment	$191,221	$190,266	5 years
Network equipment	68,697	63,723	5-15 years
VoIP equipment	1,336	1,312	5 years
Collocation	81,282	73,130	5 years
Customer premise equipment	17,973	13,315	5 years
DSL equipment	18,598	18,591	2-3 years
Computers and software	39,117	38,137	2-3 years
Equipment	24,352	23,774	5-7 years
Vehicles	4,011	3,988	3-5 years
Leasehold improvements	9,838	9,691	*
Furniture and fixtures	5,049	5,034	5-7 years
Buildings	4,916	4,916	25 years
Land	1,835	1,835	—

	468,224	447,712
Less accumulated depreciation and amortization	(365,733)	(337,677)

Property and equipment, net	$102,491	$110,035

*	Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

Gross capitalized software amounted to approximately $22,128 as of September 30, 2010 and $21,324 for the year ended December 31, 2009. Accumulated depreciation was approximately $18,538 as of September 30, 2010 and $17,225 at December 31, 2009. The related depreciation expense was approximately $564 and $610 for the three months ended September 30, 2010 and 2009, respectively and $1,736 and $2,025 for the nine months ended September 30, 2010 and 2009.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Condensed Financial Statements (Unaudited)—(Continued)

(amounts in thousands except share data)

Note 4.    Intangible Assets and Goodwill

Intangible Assets as of September 30, 2010 and December 31, 2009, are as follows:

	Customer Relationships	Customer Contracts	Trademark	Total
At September 30, 2010
Gross Intangible Assets	$43,975	$4,020	$220	$48,215
Accumulated Amortization	(34,023)	(4,020)	—	(38,043)

Net Intangible Assets	$9,952	$—	$220	$10,172

At December 31, 2009
Gross Intangible Assets	$42,545	$4,020	$—	$46,565
Accumulated Amortization	(30,516)	(4,020)	—	(34,536)

Net Intangible Assets	$12,029	$—	$—	$12,029

Amortization expense recognized for the three months ended September 30, 2010 and 2009 was $1,270 and $1,528 respectively. Amortization expense recognized for all intangible assets for the nine months ended September 30, 2010 and 2009, respectively, totaled $3,507 and $4,624. Estimated aggregate amortization expense for the remainder of calendar year 2010 and each of the next four years and thereafter is as follows:

Years Ending December 31,
2010 (remaining 3 months)	$1,171
2011	3,274
2012	2,556
2013	1,354
2014	863
Thereafter	734

$9,952

The changes in the carrying value of goodwill from January 1, 2010 to September 30, 2010 were as follows (in thousands):

Balance at January 1, 2010	$81,673
Goodwill related to Acquisition	2,094

Balance at September 30, 2010	$83,767

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Condensed Financial Statements (Unaudited)—(Continued)

(amounts in thousands except share data)

Note 5.    Long-Term Debt

Long-term debt as of September 30, 2010 and December 31, 2009 consists of the following:

	September 30, 2010	December 31, 2009
Senior Credit Facilities	$368,148	$392,430
Capital lease obligations	2,630	2,696
Other notes	280	291

	371,058	395,417
Less: current portion	(4,059)	(26,307)

Long-term debt	$366,999	$369,110

Senior Credit Facilities: On December 15, 2006, the Company entered into a senior credit agreement with commercial lenders, under which the Company could borrow up to $20,000 in a revolving facility and $415,000 in term loans with a maturity date of December 31, 2011 and 2012, respectively. The Company may elect to pay interest based on (i) LIBOR plus an established margin or (ii) the higher of the Federal Funds Rate plus 1/2 of 1% , or the prime rate, plus an established margin. Under the terms of the amendment reached with its lenders on May 5, 2008, the Company may incur additional interest if certain leverage ratio tests are not met. Accrued and unpaid interest on the outstanding loan balance of the Senior Credit Facilities is payable quarterly in arrears under the base rate election and at the end of the applicable interest period under the LIBOR election. The interest rate applicable to borrowings under the Senior Credit Facilities was approximately 9.5% and 10.5% at September 30, 2010 and December 31, 2009, respectively. Under the Senior Credit Facilities, the Company is subject to certain financial and operating covenants and restrictions, including maximum ratios for total leverage, fixed charges, and interest coverage; limitations on the amount of capital expenditures; periodic financial reporting requirements; and restrictions on indebtedness, the transfer of assets other than in the normal course of business and other operating matters.

On October 8, 2010, the Company reached an agreement with its lenders to amend certain terms under the Senior Credit Facilities and to waive certain financial covenants contained in the Senior Credit Facilities for the fiscal quarters ending September 30, 2010 and December 31, 2010. The waiver is effective from September 30, 2010 until the earliest of (i) February 28, 2011, (ii) the date the merger agreement with PAETEC is terminated or otherwise abandoned, (iii) the closing date of the merger with PAETEC unless the obligations under the Senior Credit Facilities are paid in full, or (iv) the date of any event of default under any other provisions of the Senior Credit Facilities. In exchange for the waiver, the amendment provides for additional interest of 2.0% per annum beginning October 1, 2010, and the Company agreed not to request any extension of credit under the Revolving Facility during the period covered by the waiver. The Company must also pay amendment fees to the lenders totaling approximately $875 and reimburse the lenders’ agent for all related direct costs.

Note 6.    Share-Based Compensation Plans

On January 31, 2000, the Company adopted the Cavalier Telephone Corporation Incentive Plan (the Plan). The First and Second Amendments to the Plan, effective January 1, 2001 and October 13, 2005, respectively, authorized a total of 2,200,000 shares of Class A common stock to be available for issuance under the Plan. The Third Amendment to the Plan, effective December 15, 2006, authorized an additional 1,500,000 shares of Class A common stock to be available for issuance under the Plan.

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Condensed Financial Statements (Unaudited)—(Continued)

(amounts in thousands except share data)

The Company adopted ASC Topic 718, Stock Compensation , on January 1, 2006, and applied the transition guidance as prescribed by the prospective application to all grants after the effective date. Under ASC Topic 718, the fair value of each option is estimated on the date of grant using the Black-Scholes model. There were no options granted during the nine months ended September 30, 2010.

Expected volatilities are based on the historic volatility of the similar public entities. The expected life represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the rate for a 7-year Treasury Note.

Options generally vest over three or four years and expire ten years from the date of grant.

The table below summarizes stock option activity for the nine months ended September 30, 2010:

	Options Available	Options Outstanding	Exercise Price Per Share
			Range	Weighted Average
Outstanding at January 1, 2010	1,868,285	1,318,375	$0.67 to 7.50	$2.61
Cancelled in 2010	189,000	(189,000)	$2.50 - $3.00	2.50
Expired in 2010	36,625	(36,625)	$0.67 - $7.50	2.34

Outstanding at September 30, 2010	2,093,910	1,092,750	$2.50 - $3.00	$2.63

The following table summarizes additional information about stock options outstanding and exercisable as of September 30, 2010:

Options Outstanding			Options Exercisable
Exercise Prices	Shares	Remaining Weighted Average Contractual Life (Years)	Shares
$2.50	801,000	6.37	640,750
3.00	291,750	2.05	291,750

	1,092,750	5.22	932,500

The weighted average grant-date fair value of options granted during 2009 was $0. There was $108 of total compensation cost for share-based payment arrangement recognized in income for the nine months ended September 30, 2010.

A summary of the status of the Company’s nonvested options as of September 30, 2010, and changes during the nine months ended September 30, 2010, is presented below:

Nonvested Shares	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at January 1, 2010	433,875	$4.53
Granted	—	—
Vested	(226,373)	2.25
Forfeited	(47,250)	2.94

Nonvested at September 30, 2010	160,252	0.72

Cavalier Telephone Corporation And Subsidiaries

Notes To Consolidated Condensed Financial Statements (Unaudited)—(Continued)

(amounts in thousands except share data)

As of September 30, 2010, there was approximately $95 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of approximately 1 year. The total fair value of shares vested as of September 30, 2010 was $510.

Note 7.    Income Taxes

For the nine months ended September 30, 2010, the Company settled its uncertain tax positions and incurred approximately $150 of interest related to this settlement, which is recorded as income tax expense. During the first quarter of 2010, the Company incurred approximately $578 of income tax expense related to the sale of SecureM, LLC.

Note 8.    Related Party Transactions

Rental payments to a related party controlled by the Company’s Former Executive Chairman, for the lease of the Company’s headquarters, amounted to $131 for the three months ended September 30, 2010 and 2009, respectively, and $393 for the nine months ended September 30, 2010 and 2009, respectively.

Note 9.    Commitments and Contingencies

The Company is a party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. Cavalier management considers that they have strong positions in all of these matters, and that the outcome of any of these matters will not have a material impact on the financial operating results, position, or cash flows of the Company.

Note 10.    Subsequent Events

The Company was not in compliance with certain of its financial covenants as of September 30, 2010 and was also expected to be out of compliance thereafter. On October 8, 2010, the Company reached an agreement with its lenders to amend certain provisions of the Senior Credit Facilities and waive existing defaults, effective September 30, 2010. See additional discussion concerning this subsequent event in Note 5.

Annex A

AGREEMENT AND PLAN OF MERGER

among

WINDSTREAM CORPORATION,

PEACH MERGER SUB, INC.

and

PAETEC HOLDING CORP.

Dated as of July 31, 2011

ARTICLE I

THE MERGER

i

ii

Exhibit A	–	Form of Voting Agreement
Exhibit B	–	Form of Tax Opinion
Exhibit C	–	Form of Representations in Connection with Tax Opinion

Schedule A	–	List of Company Stockholders Party to Voting Agreement

Annex I	–	Amended Certificate of Incorporation of Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER, dated as of July 31, 2011 (the “Agreement”), among Windstream Corporation, a Delaware corporation (“Parent”), Peach Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and PAETEC Holding Corp., a Delaware corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have determined that it is advisable and in the best interests of Parent, Merger Sub and the Company, respectively, and the stockholders of Parent, Merger Sub and the Company, respectively, for Parent and the Company to engage in a business combination in order to advance their respective long-term strategic business interests; and

WHEREAS, in furtherance of the foregoing, at the Effective Time (as defined in Section 1.3) the parties hereto intend to effect a merger of Merger Sub with and into the Company (the “Merger”), with the Company being the Surviving Corporation (as defined in Section 1.1), all in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and upon the terms and subject to the conditions set forth herein; and

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement and declared the Merger advisable, upon the terms and subject to the conditions set forth in this Agreement, and approved the consummation of the transactions contemplated by this Agreement; and

WHEREAS, subject to the fiduciary duties of the Company’s Board of Directors under applicable Laws (as defined in Section 3.7(a)) and Section 5.4(d), the Board of Directors of the Company has resolved to recommend to the Company’s stockholders the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby, all upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the stockholders of the Company listed on Schedule A have entered into an agreement with Parent and Merger Sub, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which such stockholders have, among other things, agreed to vote all of the shares of voting capital stock of the Company that such stockholders own in favor of the adoption of this Agreement and against any Alternative Transaction; and

WHEREAS, immediately following execution of this Agreement, Parent, as the sole stockholder of Merger Sub, will act by written consent to adopt this Agreement; and

WHEREAS, Parent, Merger Sub and the Company wish to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe certain conditions to the consummation of the Merger as set forth herein; and

WHEREAS, for United States federal income Tax purposes, the Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is hereby adopted as a plan of reorganization for purposes of Section 368 of the Code; and

WHEREAS, terms used but not defined herein shall have the respective meanings ascribed to such terms in Section 8.15, unless otherwise noted.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

Section 1.2 Closing.

(a) The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036, on a date to be specified by Parent and the Company, which date shall not be later than the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted by Law) of all of the conditions to Closing set forth in Article VI of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by Law) of those conditions); provided, however, that if the Commitment Letter Termination Date has not occurred prior to the end of such third (3rd) Business Day, then the Closing shall occur as soon as reasonably practicable after such third (3rd) Business Day referenced above, but in no event later than the first (1st) Business Day after the final day of the Marketing Period (as defined in Section 1.2(b)); and provided further that if the Commitment Letter Termination Date has not occurred prior to the end of such third (3rd) Business Day referenced above and all or any portion of the Financing (as defined in Section 4.14) contemplated by the Commitment Letter (as defined in Section 4.14) becomes unavailable for any reason during the Marketing Period, then the Closing shall occur as soon as reasonably practicable after the date on which such Financing becomes unavailable but in no event later than the later of (i) the first (1st) Business Day after the final day of the Marketing Period and (ii) the tenth (10th) Business Day after the date on which the Financing becomes unavailable (the “Alternative Financing Marketing Period”). Notwithstanding the foregoing, the Closing may take place at such other place, date and time as shall be agreed upon in writing by the parties hereto. The date on which the Closing takes place shall be referred to herein as the “Closing Date.” As used in this Agreement, the term “Business Day” shall mean any day other than a Saturday, Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

(b) For purposes of this Agreement, “Marketing Period” shall mean the first period of fifteen (15) consecutive Business Days commencing after the date hereof throughout and on the last day of which (A) Parent shall have (and its financing sources shall have access to) the Required Information, (B) the conditions set forth in Section 6.1 shall be satisfied, other than conditions that by their nature can only be satisfied at Closing, and (C) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 or Section 6.3 to fail to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period; provided that if the Marketing Period has not ended on or prior to December 16, 2011, the Marketing Period shall commence no earlier than January 3, 2012, and provided further that the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (1) the Company’s independent accounting firm shall have withdrawn or qualified its audit opinion with respect to any audited financial statements contained in the Required Information, (2) the Company shall have publicly announced any intention to restate any financial information included in the Required Information or that such restatement is under consideration, in which case the Marketing Period shall

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be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has determined that no restatement is required, (3) the Company shall have failed to file with the SEC any report required to be filed with the SEC when due, in which case the Marketing Period will be deemed not to commence unless and until such reports have been filed, and (4) the financial statements included in the Required Information that is available to Parent on the first day of any such fifteen (15) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such fifteen (15) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such fifteen (15) consecutive Business Day period or to enable the Company’s accountants to provide a customary comfort letter at such time, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new fifteen (15) consecutive Business Day period or to enable the Company’s accountants to provide a customary comfort letter at such time. For purposes of calculating the length of the Marketing Period, a Business Day shall not include November 25, 2011.

Section 1.3 Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed and acknowledged by the Company in accordance with the relevant provisions of the DGCL and, as promptly as practicable on or after the Closing Date, the parties shall make all other filings or recordings required under the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date and time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the date and time that the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended to read in its entirety as set forth in Annex I hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided by the DGCL or therein.

(b) At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become, subject to Section 5.11, the bylaws of the Surviving Corporation, until thereafter changed or amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation or such bylaws, except that as of the Effective Time, such bylaws shall be amended to reflect the name of the Company (or a variation thereof) as the name of the Surviving Corporation.

Section 1.6 Board of Directors; Officers. The directors constituting the Board of Directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the persons constituting the Board of Directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

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Section 1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall determine or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a) Conversion of Company Common Stock. Each issued and outstanding share (other than shares to be cancelled in accordance with Section 2.1(b)) of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) shall be converted into and shall thereafter represent the right to receive 0.460 fully paid and non-assessable shares (as the same may be adjusted pursuant to Section 2.1(d), the “Exchange Ratio”) of Parent Common Stock (the “Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of shares of Company Common Stock represented by book-entry (“Company Book-Entry Shares”) or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (“Certificates”) shall cease to have any rights with respect thereto except the right to receive the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which such holder shall become entitled upon surrender of such Certificates or Company Book-Entry Shares, without interest.

(b) Company, Parent and Merger Sub-Owned Shares. Each share of Company Common Stock that is issued and held by the Company or any of the Company’s direct or indirect wholly owned Subsidiaries, and each share of Company Common Stock that is owned by Parent or Merger Sub, or their respective direct or indirect wholly owned Subsidiaries, immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be issued or delivered in exchange therefor.

(c) Merger Sub Common Stock. Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided, however, that nothing contained in this Section 2.1(d) shall be deemed to permit any action that Parent or the Company is otherwise prohibited from taking pursuant to this Agreement.

4

Section 2.2 Exchange of Certificates.

(a) Exchange Agent. Not less than ten (10) Business Days prior to the mailing of the Proxy Statement (as defined in Section 3.12), Parent shall designate a bank or trust company to act as exchange agent hereunder (the “Exchange Agent”), which Exchange Agent shall be reasonably acceptable to the Company, for the purpose of exchanging Certificates and Company Book-Entry Shares in accordance with the terms of this Agreement.

(b) Deposit of Merger Consideration. From time to time as needed, at or after the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the equity holders of the Company entitled to receive the Merger Consideration pursuant to this Agreement, (i) certificates or, at Parent’s option, evidence of shares in book-entry form, representing shares of Parent Common Stock (the “Parent Certificates”) equal to the aggregate Merger Consideration in such denominations as the Exchange Agent may reasonably specify and (ii) cash sufficient to make payments in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f). Such Parent Certificates and such cash so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

(c) Exchange Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the second (2nd) Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Company Book-Entry Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a), (i) a letter of transmittal in such form and having such other provisions as the Company and Parent may reasonably specify (and which shall specify, in the case of tendered Certificates, that delivery shall be effected, and risk of loss and title to the Certificates, if applicable, shall pass, only upon delivery of the Certificates (or appropriate affidavits of loss in lieu thereof) to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or appropriate affidavits of loss in lieu thereof) or Company Book-Entry Shares in exchange for the Merger Consideration. Each former stockholder of record of the Company upon surrender to the Exchange Agent of a Certificate (or appropriate affidavit of loss in lieu thereof) or Company Book-Entry Shares, as applicable, representing Company Common Stock together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, shall be entitled to receive in exchange therefor, the following:

(A) the number of whole shares of Parent Common Stock, if any, into which such holder’s shares of Company Common Stock represented by such holder’s properly surrendered Certificates (or appropriate affidavits of loss in lieu thereof) or Company Book-Entry Shares, as applicable, were converted in accordance with this Article II, and such Certificates or Company Book-Entry Shares so surrendered shall be forthwith cancelled, and

(B) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to this Section 2.2(c)) equal to the amount of cash that such holder has the right to receive in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f).

(ii) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, a Parent Certificate representing the proper number of shares of Parent Common Stock may be issued to a person other than the person in whose name the Certificate or Company Book-Entry Shares so surrendered are registered if such Certificate (if applicable) shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other non-income Taxes (as defined in Section 3.15(k)) required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or Company Book-Entry Shares or establish to the reasonable satisfaction of Parent that any such Tax has been paid or is not applicable.

(iii) Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Company Common Stock such amounts as

5

Parent or the Exchange Agent are required to withhold or deduct under the Code or any provision of federal, state, local or foreign Laws regarding Taxes with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding were made by Parent or the Exchange Agent.

(iv) Until surrendered as contemplated by this Section 2.2, each Certificate or Company Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II and cash, if any, in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(f).

(v) No interest will be paid or will accrue on any cash payable to holders of Certificates or Company Book-Entry Shares under the provisions of this Article II.

(d) Distributions with Respect to Unexchanged Shares.

(i) No dividends or other distributions with respect to Parent Common Stock with a record date on or after the Effective Time, or that are payable to the holders of record thereof who become such on or after the Effective Time, shall be paid to the holder of any unsurrendered Certificate or Company Book-Entry Shares until such Certificate or Company Book-Entry Shares are surrendered as provided in this Article II. All such dividends, other distributions and cash in lieu of fractional shares of Parent Common Stock that are to be paid in respect of the shares of Parent Common Stock to be received upon surrender of such Certificate or Company Book-Entry Shares shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate or Company Book-Entry Shares in accordance with this Article II.

(ii) Subject to the effect of applicable abandoned property, escheat or similar Laws and Laws with respect to the withholding of Taxes, following surrender of any such Certificate or Company Book-Entry Shares there shall be paid to the holder of the Parent Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(f) and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. Parent shall make available to the Exchange Agent sufficient cash for the purpose of satisfying its obligations under clause (i) of the immediately preceding sentence.

(e) No Further Ownership Rights in Company Common Stock. The transfer of shares of Parent Common Stock issued upon the surrender of Certificates or Company Book-Entry Shares for the applicable Merger Consideration in accordance with the terms of this Article II (including any cash paid in lieu of fractional shares of Parent Common Stock pursuant to Section 2.2(f)) shall be deemed payment in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Company Book-Entry Shares.

(f) No Fractional Shares.

(i) No Parent Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Company Book-Entry Shares, no dividend or distribution of Parent shall relate to such fractional share interests, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

(ii) As promptly as practicable following the Effective Time, the Surviving Corporation shall pay to the Exchange Agent, for the benefit of each holder of record of Company Common Stock, an

6

amount in cash, if any, equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the closing price for a share of Parent Common Stock as reported on The NASDAQ Stock Market LLC (“NASDAQ”) (as reported in The Wall Street Journal, or, if not reported thereby, any other authoritative source) on the day of the Effective Time. To the extent that the Exchange Agent shall sell shares of Parent Common Stock included in the Exchange Fund in order to satisfy Parent’s obligation to pay cash in lieu of fractional shares of Parent Common Stock, Parent shall pay any commissions, transfer Taxes and other out-of-pocket transaction costs in connection with such sale, if any.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Company Book-Entry Shares for one year after the Effective Time shall be delivered to Parent upon demand, and any holders of the Certificates or Company Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of, and only as a general creditor thereof, their claim for Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

(h) Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the transfer books of the Surviving Corporation of Company Common Stock which was outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Company Book-Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Section 2.2.

(i) No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund, in each case, delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Company Book-Entry Shares shall not have been surrendered prior to such date on which any Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock payable to the holder of such Certificate or Company Book-Entry Shares pursuant to this Article II or any dividends or distributions with respect to Parent Common Stock payable to the holder of such Certificate or Company Book-Entry Shares would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration or cash, dividends or distributions in respect of such Certificate or Company Book-Entry Shares shall immediately prior to such time, to the extent permitted by applicable Law, become the property of the Surviving Corporation, and any holders of the Certificates or Company Book-Entry Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of, and only as a general creditor thereof, their claim for Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock (in each case, without interest and subject to abandoned property, escheat, and other similar Laws). Any Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interests of any person previously entitled thereto.

(j) Investment of Exchange Fund. The Exchange Agent shall invest all cash included in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

(k) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an appropriate affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the provision by such person of an indemnity, in form and substance reasonably satisfactory to Parent or the Exchange Agent, against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or

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destroyed Certificate the Merger Consideration and, if applicable, any cash in lieu of fractional shares of Parent Common Stock, and unpaid dividends and distributions with respect to shares of Parent Common Stock deliverable in accordance with this Article II in respect thereof.

Section 2.3 Treatment of Equity-Based Grants.

(a) Stock Options. At the Effective Time, each outstanding unexpired and unexercised option to purchase or acquire a share of Company Common Stock under the Company Equity Plans (each, a “Company Stock Option”), whether vested or unvested, shall be assumed by Parent and converted into an option to purchase the number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio multiplied by (y) the number of shares of Company Common Stock which could have been obtained prior to the Effective Time upon the exercise of each such Company Stock Option (with the product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest cent) equal to the exercise price for each such share of Company Common Stock subject to a Company Stock Option divided by the Exchange Ratio, and all references to the Company in each award agreement or other document evidencing such Company Stock Option shall be deemed to refer to Parent, where appropriate. The other pre-existing terms of such Company Stock Options, including vesting, shall continue to apply in accordance with their terms. Each Company Stock Option assumed and converted pursuant to the terms of this Section 2.3(a) shall be referred to as a “Parent Exchange Option.” The number of shares subject to any Parent Exchange Option and the exercise price per share of such Parent Exchange Option shall be determined in a manner which would not result in the conversion of Company Stock Options into Parent Exchange Options being treated as a new grant of stock options under Section 409A of the Code, and the Company and Parent shall agree upon any adjustments to this Section 2.3(a) necessary to avoid such new grant of stock options.

(b) Restricted Stock Units. Except as set forth in Section 2.3(b) of the Company Disclosure Letter, as of the Effective Time, each outstanding right to receive Company Common Stock pursuant to a stock unit award granted under any Company Equity Plan (each, a “Restricted Stock Unit Award”) shall be assumed by Parent and converted into a restricted stock unit with respect to a number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Restricted Stock Unit Award by the Exchange Ratio (with the product rounded down to the nearest whole share). The other pre-existing terms of such Restricted Stock Unit Awards, including vesting, shall continue to apply in accordance with their terms. Each Restricted Stock Unit Award assumed and converted pursuant to the terms of this Section 2.3(b) shall be referred to as a “Parent Exchange Unit.”

(c) Employee Stock Purchase Plans. The Company shall take all actions necessary, subject to applicable Law, pursuant to the terms of the Company’s Employee Stock Purchase Plan (the “ESPP”) in order to (i) ensure that no offering periods under the ESPP commence after the date hereof, (ii) if necessary, shorten the offering period under the ESPP in effect at the Effective Time (the “Current Offering”), such that the Current Offering shall terminate immediately prior to the Effective Time, (iii) if the action specified in clause (ii) above is necessary, permit participants in the ESPP to exercise, effective as of immediately prior to the Effective Time, any purchase rights existing immediately prior to the Effective Time under the ESPP to acquire shares of Company Common Stock at the purchase price set forth in the ESPP, and (iv) refund to participants in the ESPP the funds that remain in the participants’ accounts after any such purchase. The Company shall take any and all actions (but subject to compliance with the terms and conditions of awards and applicable Law in jurisdictions outside the United States) as may be necessary to terminate the ESPP as of the Effective Time.

(d) Warrants. At the Effective Time, (i) each outstanding unexpired and unexercised warrant to purchase or acquire a share of Company Common Stock under the Company Agent Plans (each, an “Agent Plan Warrant”) and (ii) each other outstanding unexpired and unexercised warrant (each, a “Non-Plan Warrant”) to purchase or acquire a share of Company Common Stock (each Agent Plan Warrant and each Non-Plan Warrant, a “Company Warrant”), whether or not then vested, shall be assumed by Parent and converted into a warrant to purchase the number of shares of Parent Common Stock equal to the product of (x) the Exchange Ratio

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multiplied by (y) the number of shares of Company Common Stock underlying such Company Warrant (with the product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest cent) equal to the exercise price for each such share of Company Common Stock subject to such Company Warrant divided by the Exchange Ratio, and all references to the Company in such Company Warrant shall be deemed to refer to Parent, where appropriate. The other pre-existing terms of such Company Warrants, including vesting, shall continue to apply in accordance with their terms. Each Company Warrant assumed and converted pursuant to the terms of this Section 2.3(d) shall be referred to as a “Parent Exchange Warrant.”

(e) Manner of Effecting. Prior to the Effective Time, the Company shall take all actions necessary to effect the provisions of this Section 2.3 (other than actions expressly required of Parent), including obtaining any required consents. In connection with the issuance of Parent Exchange Options, Parent Exchange Units and Parent Exchange Warrants, Parent shall assume each Company Equity Plan. Prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery in connection with the exercise or settlement of the Parent Exchange Options, Parent Exchange Units and Parent Exchange Warrants. As soon as reasonably practicable after the Effective Time, Parent shall (i) issue to each holder of Parent Exchange Options, Parent Exchange Units and Parent Exchange Warrants documents evidencing the assumption pursuant to this Section 2.3 of the applicable Company Stock Options, Restricted Stock Unit Awards and Company Warrants, (ii) issue appropriate notices setting forth such holder’s rights pursuant to the foregoing securities, including the effect of the Merger on such securities, (iii) file a registration statement on Form S-8 (or any successor form) with the SEC with respect to the shares of Parent Common Stock subject to Parent Exchange Options and Parent Exchange Units, and (iv) file a registration statement with the SEC on another appropriate form that Parent is eligible to use with respect to the shares of Parent Common Stock subject to Parent Exchange Warrants issued upon conversion of the Agent Plan Warrants.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents (excluding any disclosures set forth in any section of a filed Company SEC Document entitled “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or any other disclosures included in the Company SEC Documents to the extent that they are forward-looking in nature) or in the corresponding section of the disclosure letter delivered by the Company to Parent immediately prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that (x) disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent from the face of such disclosure, and (y) no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any of the Company’s Subsidiaries is a party exists or has actually occurred), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined in Section 3.1(c)) on the Company. The copies of the Company’s certificate of incorporation and bylaws that have been delivered or made available to Parent are complete and correct copies thereof, each as amended.

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The Company is not in violation of any provision of its certificate of incorporation or bylaws, as amended (the “Company Organizational Documents”).

(b) Each of the Company’s Subsidiaries is a corporation, limited liability company or other entity duly organized, validly existing and, if applicable, in good standing under the Laws of its jurisdiction of incorporation or organization, has the power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business and, if applicable, is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) As used in this Agreement, the term “Material Adverse Effect” on or with respect to a person means any material adverse effect, change, fact, event, occurrence, development or circumstance (any such item, an “Effect”) (A) on or with respect to the financial condition, properties, business or results of operations of such person and all of its Subsidiaries, taken as a whole or (B) that prohibits or materially restricts or impedes the ability of such person to consummate the Merger in the manner contemplated hereby prior to the Outside Date; provided, however, that no Effect caused by or resulting from any of the following shall constitute, or be taken into account in determining whether there has been, or would be expected to be, a “Material Adverse Effect” on or with respect to a person: (i) general changes or developments in the United States rural, urban, regional or nationwide telecommunications and data communications industry or the segments thereof in which the person or its Subsidiaries operate, (ii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (iii) any change affecting the financial or securities markets in the United States or changes affecting the United States economy generally or the economy of any region in which such person or any of its Subsidiaries conducts business, (iv) any change in such person’s stock price or trading volume or credit rating or any failure of such person to meet financial projections or forecasts (it being understood that the facts or occurrences giving rise to or contributing to such change in stock price, trading volume or credit rating or such failure to meet financial projections or forecasts may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (v) the announcement or performance (in accordance with its terms) of this Agreement, or the pendency of the consummation of the Merger, including, in the case of such announcement, performance or pendency, the impact thereof on the relationships of such person and its Subsidiaries with their respective employees, independent sales agents, customers, vendors and partners, (vi) any Claim or threatened Claim involving such person relating to this Agreement, the Merger or any other transaction contemplated by this Agreement, including without limitation, any such Claim or threatened Claim arising from allegations of breach of fiduciary duty or other violation of applicable Law, (vii) any change in any applicable Law, rule or regulation or GAAP (as defined in Section 3.4(b)) or any interpretation thereof after the date hereof, (viii) any hurricane, tornado, flood, earthquake or other natural disaster, (ix) the performance of or compliance with the express terms of this Agreement, unless, in the case of clause (i), (ii), (iii), (vii) or (viii) above, such Effect has had or would reasonably be expected to have a materially disproportionate adverse impact on the financial condition, properties, business or results of operations of such person and its Subsidiaries, taken as a whole, relative to other persons operating in the same industries as such person and its Subsidiaries.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock, and 20,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of July 27, 2011, (i) 145,617,809 shares of Company Common Stock were issued and outstanding, and (ii) no shares of Company Preferred Stock were issued or outstanding or had been designated. As of the close of business on July 27, 2011, the following numbers of shares of Company Common Stock were subject to outstanding grants made under the Company Equity Plans (as defined in this Section 3.2(a)): 18,826,154 shares of Company Common Stock were issuable upon the exercise or settlement (assuming satisfaction of maximum

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performance thresholds) of (A) Company Stock Options outstanding under the PAETEC Holding Corp. 2011 Omnibus Incentive Plan, the PAETEC Holding Corp. 2007 Omnibus Incentive Plan, the PAETEC Corp. 2001 Stock Option and Incentive Plan, the PAETEC Corp. 1998 Incentive Compensation Plan, the US LEC Corp. 1998 Omnibus Stock Plan, and the McLeodUSA Incorporated 2006 Omnibus Equity Plan (collectively, the “Company Incentive Plans”), (B) Restricted Stock Unit Awards outstanding under the Company Incentive Plans, and (C) Agent Plan Warrants outstanding under the PAETEC Holding Corp. 2009 Agent Incentive Plan and the PaeTec Communications, Inc. Agent Incentive Plan (collectively, the “Company Agent Plans” and, together with the Company Incentive Plans, the “Company Equity Plans”). As of the close of business on July 27, 2011, 26,053,452 shares of Company Common Stock were reserved for issuance under the Company Equity Plans. As of the close of business on July 27, 2011, 1,578,946 shares of Company Common Stock were reserved for issuance upon exercise of the Non-Plan Warrants. All of the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance as noted above, shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(b) Except as set forth in Section 3.2(a) above: (i) the Company does not have any shares of its capital stock issued or outstanding other than shares of Company Common Stock that were issued after July 27, 2011 pursuant to equity compensation grants that were outstanding on July 27, 2011 and as to which Company Common Stock was reserved for issuance, as set forth in subsection (a) above, shares of Company Common Stock that were issued (or are issuable) pursuant to the ESPP, and shares of Company Common Stock that were issued after the date of this Agreement in accordance with Section 5.1(a)(ii) and (ii) other than rights to purchase shares of Company Common Stock pursuant to the ESPP, or pursuant to equity compensation grants made under the Company Equity Plans after the date of this Agreement in accordance with Section 5.1(a)(ii), there are no outstanding subscriptions, options, restricted stock units, shares of restricted stock, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests; (B) grant, extend or enter into any such subscription, option, restricted stock unit, restricted stock, warrant, call, convertible securities or other similar right, agreement, arrangement or commitment to repurchase; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company.

(c) Section 3.2(c) of the Company Disclosure Letter sets forth, as of the date hereof, a true, complete and correct list of (i) each Subsidiary of the Company and the record ownership of all issued and outstanding shares of capital stock or other equity interests thereof and (ii) each other corporation, partnership, limited liability company or other entity that is not a Subsidiary but in which the Company owns, directly or indirectly, any equity interest, other than any such interest held as a passive investment (each such entity, a “Company Non-Controlling Interest Business”), in each case identifying the percentage and type of ownership held by the Company. Except as set forth on Section 3.2(c) of the Company Disclosure Letter, and except for investments made after the date of this Agreement in accordance with Section 5.1 the Company does not have any other Subsidiaries or Company Non-Controlling Interest Businesses or own or hold, directly or indirectly, any equity interest in any other person. No Subsidiary of the Company has any outstanding Preferred Stock. All of the outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary and each Company Non-Controlling Interest Business have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all mortgages, pledges, claims, restrictions, infringements, liens, charges, encumbrances and security interests and claims of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including preemptive rights, rights of first offer, rights of first refusal, and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests), in each case other than Permitted Liens (as defined below). No Subsidiary of the Company has guaranteed, or pledged assets to secure, the Indebtedness of the Company or any other Subsidiary of the

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Company. For purposes of this Agreement, “Permitted Liens” means (A) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, and other like Liens arising in the ordinary course of business, and deposits to obtain the release of such Liens, (B) Liens imposed by applicable Laws for (I) Taxes not yet due and payable or (II) Taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings and for which adequate reserves specifically allocated to such matter have been established in accordance with GAAP, (C) Liens granted under or in connection with the Company’s Indebtedness (as defined in Section 5.1(a)), and (D) Liens under or in connection with building and zoning laws, codes, ordinances, and state and federal regulations governing the use of land. Each of LDMI Telecommunications, Inc. and Technology Resource Solutions, Inc. have less than $5 million in total assets.

(d) Section 3.2(d) of the Company Disclosure Letter sets forth a true, complete and correct list of all persons who, as of the close of business on July 27, 2011, held outstanding (i) stock option awards to acquire shares of Company Common Stock, (ii) shares of Company Common Stock subject to Restricted Stock Unit Awards or (iii) Agent Plan Warrants (collectively, the “Company Stock Awards”), in each case, under each of the Company Equity Plans, indicating, with respect to each Company Stock Award then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted and the current exercise price, date of grant, vesting schedule and expiration date thereof, including to the extent to which any vesting has occurred as of the date of this Agreement and a description of whether (and to what extent) the vesting of such Company Stock Award will be accelerated in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment, constructive or otherwise, or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger. Other than the awards and shares set forth in Section 3.2(d) of the Company Disclosure Letter, there exist no awards to acquire shares of Company Common Stock or shares of Company Common Stock subject to Company Stock Awards. All Company Stock Options or stock appreciation rights were (i) granted with an exercise price per share no lower than the “fair market value” (as defined in the applicable plan) of one share of Company Common Stock on the date of the corporate action effectuating the grant, (ii) granted, accounted for, reported and disclosed in accordance with applicable Law, accounting rules and stock exchange requirements, and (iii) validly issued and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable law and recorded on the Company’s financial statements in accordance with GAAP. Without limiting the generality of the preceding sentence, the Company has not engaged in any back dating, forward dating or similar activities with respect to the Company Stock Awards, and has not been the subject of any investigation by the SEC, whether current, pending or closed (in the case of any such pending investigation, to the knowledge of the Company), with respect to any such activities.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth a true, complete and current list of all persons who, as of the close of business on July 27, 2011, held outstanding Non-Plan Warrants, indicating, with respect to each Non-Plan Warrant, the number of shares of Company Common Stock subject to such Non-Plan Warrant, the current exercise price, date of grant, date of assumption by the Company, and expiration date. As of the date hereof, all Non-Plan Warrants are fully vested.

(f) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or the stockholders or other equity holders of such Subsidiary on any matter.

(g) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company, any of its Subsidiaries or a Company Non-Controlling Interest Business.

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Section 3.3 Corporate Authority Relative to this Agreement; No Violation.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval (as defined in Section 3.18), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the unanimous vote of the Board of Directors of the Company and, (assuming the accuracy of Parent’s representation and warranty contained in Section 4.11) except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. The Board of Directors of the Company has unanimously determined (x) that the Merger is advisable and that this Agreement and the transactions contemplated by this Agreement are fair to and in the best interest of the Company and its stockholders and (y) as of the date of this Agreement, to recommend that such stockholders vote in favor of the adoption of this Agreement and approval of the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) No consent, approval, clearance, certificate, waiver, permit, decision or order (each, a “Consent”) of or from, or registration, declaration, notice or filing made to or with, any federal, national, state, provincial or local government, whether domestic or foreign, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made with respect to the Company, any Subsidiary of the Company or any Company License (as defined in Section 3.21(a)) (for the avoidance of doubt, this Section 3.3(b) shall not be deemed to address those Consents required to be obtained or made with respect to any Parent License, which are addressed in Section 4.3(b), or any Consents required solely due to the assets or contractual arrangements of Parent) in connection with the execution and delivery of this Agreement or the Company’s performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement in preliminary and definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of 1933, as amended, and the related rules and regulations promulgated thereunder (the “Securities Act”), of the Form S-4, and (C) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder (the “Exchange Act”), and the Securities Act, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company and their respective Subsidiaries are qualified to do business, (iv) such Consents from, or registrations, declarations, notices or filings made to or with, the Federal Communications Commission (the “FCC”) as are required in order to effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement, as listed in Section 3.3(b)(iv) of the Company Disclosure Letter (the “Company FCC Consents”), (v) such Consents from, or registrations, declarations, notices or filings made to or with, State PSCs (as defined in Section 3.21(a)) as are required in order to effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement, as listed in Section 3.3(b)(v) of the Company Disclosure Letter (the “Company PSC Consents”), (vi) such filings with and approvals of the NASDAQ as are required to permit the consummation of the Merger and (vii) such other matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

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(c) The execution and delivery by the Company of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) violate in any material respect, or result in a material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss, alteration or impairment of a material benefit under any material loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract (including any Company Material Contracts (as defined in Section 3.20(a) but excluding any Company Benefit Plans or any Company Individual Agreements, which are covered under Section 3.9), instrument, permit, concession, franchise, right or license binding upon the Company or any of the Company’s Subsidiaries or result in the creation of any Lien upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents, or the certificate of incorporation or bylaws or other equivalent organizational documents, in each case, as amended, of any of the Company’s Subsidiaries, or (iii) conflict with or violate any Laws applicable to the Company or any of the Company’s Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, default, termination, cancellation, acceleration, loss, alteration, impairment, Lien or conflict that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.4 Reports and Financial Statements.

(a) The Company has timely filed or furnished all forms, statements, documents and reports together with any amendments required to be made with respect thereto required to be filed or furnished by it prior to the date hereof with the SEC since January 1, 2008 (the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects, and all documents required to be filed by the Company with the SEC after the date hereof and prior to the Effective Time (the “Subsequent Company SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (“Sarbanes-Oxley Act”), as the case may be, and, subject to the last sentence of Section 3.12 with respect to the Proxy Statement, none of the Company SEC Documents contained, and the Subsequent Company SEC Documents will not contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, or are to be made, not misleading. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. The Company has not received written notice from the SEC as of the date hereof that any of the Company SEC Documents is the subject of ongoing SEC review. None of the Company’s Subsidiaries is required to file reports with the SEC pursuant to the Exchange Act.

(b) The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents fairly present in all material respects, and the consolidated financial statements (including all related notes and schedules) of the Company included in the Subsequent Company SEC Documents will fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited financial statements, to normal year-end audit adjustments and to any other adjustments described therein, including in the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Between January 1, 2008 and the date hereof, the Company has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law and as disclosed in the Company SEC Documents.

Section 3.5 Internal Controls and Procedures. The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act and the provisions of the Exchange Act and the Securities Act

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relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to the Company. Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company has delivered or made available to Parent complete and accurate copies of notices received by the Company from its independent auditor of any significant deficiencies or material weaknesses in the Company’s internal control over financial reporting since January 1, 2008 and any other management letter or similar correspondence received by the Company since January 1, 2008 from any independent auditor of the Company or any of its Subsidiaries (at the time such entities were Subsidiaries of the Company).

Section 3.6 No Undisclosed Liabilities. Except (i) as reflected or reserved against in the Company’s consolidated balance sheets (or as disclosed in the notes thereto) included in the Company SEC Documents, (ii) liabilities and obligations incurred in the ordinary course of business, consistent with past practice, since December 31, 2010, (iii) liabilities or obligations which have been discharged or paid in full in the ordinary course of business, (iv) liabilities and obligations arising after December 31, 2010, in the ordinary course of business which, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company, and (v) liabilities that are incurred in connection with this Agreement and the Merger and the other transactions contemplated hereby, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or be required to be disclosed in the notes thereto).

Section 3.7 No Violation of Law; Permits.

(a) The Company and each of the Company’s Subsidiaries are in compliance in all material respects with and are not in default in any material respect under or in material violation of any federal, state, local or foreign treaty, law, statute, ordinance, rule, executive order, ruling, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”) applicable to the Company, such Subsidiaries or any of their respective properties or assets, including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended, and the applicable listing and corporate governance rules and regulations of the NASDAQ. Notwithstanding anything contained in this Section 3.7(a), no representation or warranty shall be deemed to be made pursuant to this Section 3.7(a) in respect of the matters referenced in Section 3.5 or in respect of environmental, employee benefits, Tax, labor or communications regulatory matters, which are the subject of the representations and warranties made in Sections 3.8, 3.9, 3.15, 3.16 and 3.21, respectively.

(b) The Company and the Company’s Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations and orders of any Governmental Entity required for the Company and the Company’s Subsidiaries to own, lease

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and operate their properties and assets or to carry on their businesses as they are now being conducted (other than any such items which would constitute Company Licenses) (the “Company Permits”), except where the failure to have any of the Company Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Company Permits are in full force and effect, except where the failure of Company Permits to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Company and its Subsidiaries are in compliance, in all material respects, with all applicable Laws related to privacy, data protection or the collection and use of personal information gathered or used by the Company and its Subsidiaries applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound.

Section 3.8 Environmental Laws and Regulations.

(a) The Company and each of its Subsidiaries, including any corporate predecessors thereto, are and, except with respect to matters that have been fully and finally resolved, have been in compliance with all applicable Laws relating to pollution or protection of human health, the environment or natural resources (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) and including, without limitation, Laws relating to the exposure to, disposal or releases or threatened releases of any Hazardous Materials (as defined below) (collectively, “Environmental Laws”), which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all Company Permits that are required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except for such non-compliance or failure to possess such Company Permits as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. As used herein, the term “Hazardous Materials” means any (i) substances defined, listed, classified or regulated as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” “wastes,” “radioactive materials,” “petroleum,” “oils,” or words of similar import under any Environmental Law, and (ii) any other chemical, material or substance for which liability can be imposed under any Environmental Law.

(b) Neither the Company nor any of its Subsidiaries has received notice of, or, to the knowledge of the Company, is the subject of, any Claim by any person asserting an obligation on the part of the Company or its Subsidiaries to conduct investigations or clean-up activities under Environmental Law, alleging non-compliance with any Environmental Law, or alleging liability under any Environmental Law, in each case, which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (collectively, “Company Environmental Claims”).

(c) Neither the Company nor any of its Subsidiaries has agreed to assume the liability of any other person arising under Environmental Law, which have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all (i) employee benefit plans, programs and policies (including, for the avoidance of doubt, retirement benefit schemes) maintained by, sponsored, contributed to, or participated in by the Company or any other entity that together with the Company would be treated as a single employer within the meaning of Section 414 of the Code or in which any current or former employees or directors of the Company or its Subsidiaries participate, including any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any multiemployer plan (as defined in Section 3(37) and Section 4001(a)(3) of ERISA), any stock purchase plan, stock option, equity-based, severance, employment, change in control, retention, fringe benefit, bonus, incentive or deferred compensation arrangement and any other material agreement, plan, arrangement or policy providing for compensation, bonuses, profit-sharing, equity or

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equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insurance arrangements), welfare, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, welfare, pension or insurance benefits) or perquisites (collectively, the “Company Benefit Plans”), and (ii) contracts, offer letters and agreements of the Company or its Subsidiaries with or addressed to any individual who is rendering or has rendered services thereto as a director, employee or consultant pursuant to which the Company or any of its Subsidiaries has an obligation to provide compensation and/or benefits in consideration for past, present, or future services, other than offer letters and non-compete agreements evidenced by the forms of standard offer letter and non-compete agreement made available to Parent (a “Company Individual Agreement”). The Company Disclosure Letter identifies, as of the date hereof, each Company Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Company Qualified Plans”).

(b) The Internal Revenue Service has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust that has not been revoked, and no circumstances exist that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(c) All Company Benefit Plans are, in all material respects, in compliance with and have been administered, in all material respects, in compliance with their governing provisions and all applicable requirements of Law, including, but not limited to, the Code, ERISA as well as any similar Law. Neither the Company nor any Subsidiary of the Company has incurred any material liability under Title IV of ERISA which has not been satisfied in full, and no event has occurred and no condition exists that would reasonably be expected to result in the Company or any Subsidiary of the Company incurring a material liability under Title IV of ERISA. Neither the Company nor any ERISA Affiliate maintains or contributes to, or during the past six years has maintained or was required to contribute to, (i) any plan or arrangement subject to Title IV of ERISA or Section 412 of the Code, (ii) any multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (iii) any multiple employer plan within the meaning of Section 413(c) of the Code or (iv) any multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA.

(d) With respect to each Company Benefit Plan, the Company has heretofore delivered or made available to Parent copies of each of the following documents: (i) the legal plan document, together with all amendments thereto; (ii) a copy of the most recent Summary Plan Description (as defined in ERISA) and a copy of each of the three most recent annual reports, actuarial reports and financial statements, in each case if applicable; and (iii) with respect to each Company Qualified Plan, a copy of the most recent determination letter received from the Internal Revenue Service. The Company has heretofore delivered or made available to Parent a copy of each Company Individual Agreement.

(e) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (A) entitle any employee of the Company or any its Subsidiaries to severance pay or compensation payments or any other benefits or rights, (B) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee, or (C) accelerate or otherwise result in an obligation to fund benefits under any Company Benefit Plan or Company Individual Agreement (other than the Company Stock Awards referenced in Section 3.2(d)). Section 3.9(e) of the Company Disclosure Letter sets forth a complete list as of the date hereof of all severance plans of the Company or any of its Subsidiaries.

(f) There is no contract, agreement, plan or arrangement with any employee or independent contractor to which the Company or any of its Subsidiaries is a party as of the date of this Agreement that, individually or collectively and as a result of the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events), would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code. Neither the Company nor its Subsidiaries have any obligation to “gross up” or reimburse any person for any excise tax imposed under Section 280G of the Code.

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(g) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has (i) been maintained and operated since January 1, 2005 in good faith compliance in all material respects with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of Internal Revenue Service Notice 2005-1) at any time after October 3, 2004 or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been in documentary and operational compliance in all material respects with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder.

(h) Section 3.9(h) of the Company Disclosure Letter sets forth, as of the date hereof, all material pending or threatened claims by or against any Company Benefit Plans and, except as set forth therein, there are no pending or, to the knowledge of the Company, threatened claims by or on behalf of any of the Company Benefit Plans or Company Individual Agreements, by any employee or beneficiary covered under any Company Benefit Plan or Company Individual Agreement or otherwise involving any Company Benefit Plan or Company Individual Agreement (other than routine claims for benefits).

(i) No Company Benefit Plan or Company Individual Agreement provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), or (iii) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary. The Company may terminate any such Company Benefit Plan or Company Individual Agreement at any time (whether before or after the Closing) without any obligation to provide coverage for claims incurred after the termination, and the Company at any time (whether before or after the Closing) may change the payments required as a condition of participation thereunder (or impose a requirement for payment where none presently exists).

(j) Neither the Company nor any of its Subsidiaries has used the services of workers provided by third party contract labor suppliers, temporary employees, “leased employees” (within the meaning of Section 414(n) of the Code) or individuals who have provided services as independent contractors to an extent that would reasonably be expected to result in the disqualification of any Company Benefit Plan or the imposition of penalties or excise taxes with respect to any Plan by the Internal Revenue Service, the Department of Labor, or any other Governmental Entity.

Section 3.10 Absence of Certain Changes or Events.

(a) From December 31, 2010 through the date hereof, there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) From December 31, 2010 through the date hereof, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with their past practices, and there has not been:

(i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries;

(ii) any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any shares of capital stock of the Company or any of its Subsidiaries or any securities convertible into or exercisable for any shares of capital stock of the Company or any of its Subsidiaries;

(iii) any split, combination, subdivision or reclassification of any capital stock, or any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock, of the Company or any of its Subsidiaries;

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(iv) any amendment to the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries;

(v) except as required to comply with Laws or any Company Benefit Plans, (A) any grant of any severance, change in control or termination pay to any director or employee of the Company other than under the PAETEC Holding Corp. Involuntary Severance Pay Plan, (B) any entry into any employment, consulting, change in control, deferred compensation or other similar agreement, plan, arrangement or policy (or any material amendment to any such agreement, plan, arrangement or policy) with any director or executive officer of the Company, (C) any increase in the compensation or benefits payable under any severance, change in control or termination pay policies or Company Benefit Plans (except as provided under the terms thereof as a result of increases in compensation permitted under clause (D)), (D) any increase in the compensation, bonus or other benefits payable to any person who received a retention grant from the Company on July 1, 2011 in the form of time-based restricted stock units, other than normal increases in base salary (and any corresponding increases in the dollar amount of target bonuses that result from such base salary increases) and wages in the ordinary course of business consistent with past practice, (E) any establishment, adoption, entry into, amendment, modification or termination of any collective bargaining agreement, (F) any establishment, adoption, entry into, termination or amendment or modification in any material respect, of any material Company Benefit Plan, (G) the taking of any action to accelerate any material compensation or benefits, including vesting and payment, or the making of any material determinations, under any collective bargaining agreement or Company Benefit Plan, or (H) any issuance, grant, sale, pledge or transfer of capital stock or rights to acquire capital stock, or any agreement to issue, grant, sell, pledge or transfer capital stock or rights to acquire capital stock;

(vi) any material change in the Company’s method of accounting or accounting principles or policies, except for any such change required by reason of a change in GAAP or by Regulation S-X under the Exchange Act, as approved by the Company’s independent accountants;

(vii) any amendment of any material Tax Return or the making of any material Tax election;

(viii) any action taken outside the ordinary course of business that would reasonably be expected to result in, or materially increase the amount of, any deferred income or gain from an intercompany transaction or any excess loss account within the meaning of Treasury Regulations promulgated under Section 1502 of the Code or any similar provision of applicable law;

(ix) any settlement or remediation of any material Company Environmental Claims or any material Claims (as defined in Section 3.11) against or affecting Company or its Subsidiaries; or

(x) any material modification of any Company Licenses.

Section 3.11 Investigations; Litigation. There are no actions, suits, inquiries, investigations, reviews or proceedings (“Claims”) pending (or, to the knowledge of the Company, threatened) against or affecting the Company, any of the Company’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of or before, any Governmental Entity, in each case, that (a) have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (b) arise from, are based upon, or challenge the validity of, this Agreement or the consummation of the transactions contemplated hereby or seek to prevent the consummation of the transactions contemplated hereby.

Section 3.12 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including any amendments or supplements thereto, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time and including all letters to

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stockholders, notices of meeting and forms of proxies to be distributed to stockholders in connection with the Merger, and any schedules required to be filed with the SEC in connection therewith, the “Proxy Statement”), will, at the date the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement that were not supplied by or on behalf of the Company.

Section 3.13 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar arrangement in effect, to which the Company is a party or otherwise bound.

Section 3.14 Lack of Stock Ownership.

(a) Neither the Company nor any of its Subsidiaries owns, or during the past three years has owned, any shares of Parent Common Stock or other securities convertible into shares of Parent Common Stock.

(b) None of the Company’s Subsidiaries owns any Company Common Stock.

Section 3.15 Tax Matters.

(a) The Company and each of the Company’s Subsidiaries has (A) duly and timely filed (or there have been filed on its behalf) all material Tax Returns (as defined in Section 3.15(k)) required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority (as defined in Section 3.15(k)), and such Tax Returns are true, complete and accurate in all material respects, and (B) paid all Taxes shown as due on such Tax Returns, except for such failures to file or pay that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) The most recent financial statements contained in the Company SEC Documents filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods through the date of such financial statements.

(c) Except for such Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no Liens for Taxes upon any property or assets of the Company or any of the Company’s Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Company SEC Documents filed prior to the date of this Agreement.

(d) There is no audit, examination, deficiency, refund litigation or proposed adjustment with respect to any Taxes currently outstanding other than those that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Company or any of its Subsidiaries has received notice in writing of any claim made by a Tax Authority in a jurisdiction where the Company or such Subsidiary, as applicable, does not file a Tax Return, that the Company or such Subsidiary is or may be subject to material taxation by that jurisdiction, where such claim has not been resolved favorably to the Company or such Subsidiary.

(e) There are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or Tax deficiencies against the Company or any of the Company’s Subsidiaries, except, in each case, with respect to income Taxes or deficiencies, as the case may be, that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and no power of attorney granted by either the Company or any of its Subsidiaries with respect to any material Taxes is currently in force.

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(f) Neither the Company nor any of its Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes other than such an agreement exclusively between or among the Company and any of its Subsidiaries, and neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a material consolidated income Tax Return (other than a group the common parent of which is the Company) or (B) has any material liability (including as a result of any agreement or obligation to reimburse or indemnify) for the Taxes of any other person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Laws regarding Taxes), as a transferee or successor, by contract or otherwise.

(g) Neither the Company nor any of its Subsidiaries has: (A) agreed to make or is required to make any adjustment for a taxable period ending after the Effective Time under Section 481(a) of the Code by reason of a change in accounting method initiated prior to the Closing Date, except where such adjustments do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (B) constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (I) in the two years prior to the date of this Agreement or (II) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in connection with the Merger; or (C) taken or failed to take any action or has knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(h) The Company and its Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Laws regarding income Taxes) executed on or prior to the date hereof, except for such inclusions or exclusions that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(i) The Company and each of its Subsidiaries is in material compliance with all applicable information reporting and Tax withholding requirements under state, local or foreign Laws regarding Taxes, except for such failures to comply that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(j) Neither the Company nor any of its Subsidiaries has been a party to or a participant in a transaction that (i) gives rise to a registration obligation under Section 6111 of the Code or the Treasury Regulations thereunder, (ii) gives rise to a list maintenance obligation under Section 6112 of the Code or the Treasury Regulations thereunder, or (iii) which is listed, or otherwise reportable, within the meaning of Section 6011 of the Code and Treasury Regulations promulgated thereunder.

(k) For purposes of this Agreement: (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, without limitation, taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added; (ii) “Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Entity responsible for the administration or collection of any Taxes; and (iii) “Tax Return” means any return, report or similar filing (including all attachments thereto) required to be filed with respect to Taxes, including, without limitation, any information return, claim for refund, amended return, or declaration of estimated Taxes.

Section 3.16 Labor Matters. Neither the Company nor any of its Subsidiaries is (a) a party to, or bound by, any collective bargaining agreement with employees, a labor union or labor organization or (b) a party to, or

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bound by, any neutrality agreement or any collective bargaining agreement or other agreement with a neutrality clause. Except for such matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries, (ii) to the knowledge of the Company, there is no union organizing effort pending or threatened against the Company or its Subsidiaries, (c) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iii) there is no slowdown or work stoppage in effect or, to the knowledge of the Company, threatened with respect to any employees of the Company or any of its Subsidiaries, and (iv) the Company and its Subsidiaries are in compliance with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment and wages and hours, and (C) unfair labor practices. Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”), as a result of any action taken by the Company that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has incurred any actual or contingent liability in connection with any termination of employment of its employees (including redundancy payments) or for failure to comply with any order for the reinstatement or re-engagement of any employee and neither the Company nor any of its Subsidiaries has incurred any liability for failure to provide information or to consult with employees under any employment Laws.

Section 3.17 Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of patents and patent applications, trademark registrations and applications, copyright registrations and applications, and Internet domain names, in each case owned by the Company or any of its Subsidiaries.

(b) The Company is the sole and exclusive owner of all of the Intellectual Property set forth in Section 3.17(a) of the Company Disclosure Letter; such Intellectual Property has not been cancelled, abandoned or dedicated to the public domain; all registration, maintenance and renewal fees necessary to preserve the rights of the Company or its Subsidiaries in connection with such Intellectual Property have been paid in a timely manner; and, to the knowledge of the Company, such Intellectual Property is valid and in full force and effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i) the Company or a Subsidiary of the Company owns, free and clear of any Liens (which, for the avoidance of doubt, shall not be deemed to include license agreements), other than Permitted liens, or has a valid and enforceable license (free and clear of any Liens, other than Permitted Liens) or otherwise possesses legally enforceable rights to use and practice, all Intellectual Property as currently used in its business as currently conducted;

(ii) to the knowledge of the Company, the conduct of the businesses of the Company or its Subsidiaries, as currently conducted, does not infringe upon or otherwise violate any Intellectual Property of any third person; and neither the Company nor any of its Subsidiaries (nor any of their respective predecessors) has received any written notice since January 1, 2008 from any third person, and there are no pending or unresolved Claims, (1) asserting the infringement or other violation of any Intellectual Property by the Company or any of its Subsidiaries, or (2) pertaining to or challenging the validity, enforceability, or registrability of, or any right, title or interest of the Company or any of its Subsidiaries with respect to, any material Intellectual Property;

(iii) neither the Company nor any of its Subsidiaries (nor any of their respective predecessors) has sent any written notice since January 1, 2008, to any third person, and there are no pending or unresolved Claims by the Company or any of its Subsidiaries, (1) asserting the infringement or other

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violation of any material Intellectual Property, or (2) pertaining to or challenging the validity, enforceability, or registrability of, or any right, title or interest of, any third person’s Intellectual Property; and

(iv) there are no consents, judgments, judicial or governmental orders, or settlement, co-existence, or non-assertion agreements restricting the rights of the Company or its Subsidiaries with respect to any of the material Intellectual Property owned by the Company or any of its Subsidiaries, or restricting the conduct of any of the businesses of the Company or any of its Subsidiaries as presently conducted in order to accommodate a third person’s Intellectual Property.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and/or its Subsidiaries have implemented commercially reasonable measures to maintain the confidentiality of their trade secrets and other proprietary information; and, to the knowledge of the Company, there has not been any disclosure or other compromise of any confidential or proprietary information of the Company or its Subsidiaries (including any such information of any other person disclosed in confidence to the Company or its Subsidiaries) to any third person in a manner that has resulted or is likely to result in the loss of trade secrets or other rights in and to such information.

(e) For purposes of this Agreement, the term “Intellectual Property” means all intellectual property rights of any kind or nature, including all United States and foreign (i) trademarks, service marks, logos, trade names and corporate names, Internet domain names, designs, slogans and general intangibles of like nature, including all goodwill, common law rights, registrations and applications related to the foregoing, (ii) copyrights and mask works, including all registrations and applications related to the foregoing, (iii) patents, patent applications and industrial designs (and the inventions embodied by the foregoing), including all continuations, divisionals, continuations-in-part, renewals, reissues, re-examinations and applications related to the foregoing, (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, databases, compilations and data, and (v) trade secrets and confidential know-how, processes, formulas, algorithms, models, methodologies and other confidential information.

Section 3.18 Required Vote of the Company Stockholders. Assuming the accuracy of Parent’s representation and warranty contained in Section 4.11, the affirmative vote of holders of a majority of the issued and outstanding shares of Company Common Stock is the only vote of holders of securities of the Company which is required to adopt this Agreement (the “Company Stockholder Approval”).

Section 3.19 Opinions of Financial Advisors. The Board of Directors of the Company has received opinions of (a) Bank of America Merrill Lynch and Deutsche Bank Securities Inc., each dated the date of this Agreement, substantially to the effect that, as of such date and based upon the assumptions and other matters set forth therein, the Exchange Ratio is fair to the holders of Company Common Stock from a financial point of view, and (b) Houlihan Lokey Financial Advisors, Inc., dated the date of this Agreement, substantially to the effect that, as of such date and based upon the assumptions and other matters set forth therein, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view. The Company shall deliver to Parent complete and accurate copies of such opinions, which shall be included in the Proxy Statement. The Company has delivered to Parent complete and accurate copies of the engagement letters between the Company and each of Bank of America Merrill Lynch, Deutsche Bank Securities Inc., and Houlihan Lokey Financial Advisors, Inc.

Section 3.20 Company Material Contracts.

(a) Except for this Agreement, the Voting Agreements, the Company Benefit Plans, the Company Individual Agreements or as set forth in the Company SEC Documents or in the Company Disclosure Letter, or any Company Material Contracts (as defined below) that are entered into after the date hereof in accordance with Section 5.1, neither the Company nor any of its Subsidiaries is a party to or bound by any contract constituting a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or:

(i) any contract creating or relating to any material partnership, joint venture, alliance, or joint development agreement;

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(ii) any stockholder or shareholder agreement, investor rights agreement, registration rights agreement or other similar contract between the Company and any stockholder of the Company or any holder of Company Stock Awards, including any such agreement granting any person investor rights, registration rights, director designation rights or similar rights (collectively “Company Stockholder Agreements”);

(iii) any contract containing covenants binding upon the Company or any of its Subsidiaries that materially restrict the ability of the Company or any of its Subsidiaries (or that, following the consummation of the Merger could materially restrict the ability of the Surviving Corporation or its affiliates) to compete in any business that is material to the Company and its affiliates, taken as a whole, as of the date of this Agreement, or that restricts the ability of the Company or any of its Subsidiaries (or that, following the consummation of the Merger, would restrict the ability of the Surviving Corporation or its affiliates) to compete with any person or in any geographic area;

(iv) agreements not made in the ordinary course of business involving material indemnification for obligations of or losses or damages incurred by third parties;

(v) contracts that contain restrictions with respect to payment of dividends or any other distribution in respect of the equity of the Company or any of its Subsidiaries;

(vi) letters of credit or similar arrangements relating to the Company or any of its Subsidiaries;

(vii) agreements relating to the acquisition or divestiture of the capital stock or other equity securities of any person (other than the Company or any of its Subsidiaries) by the Company or any of its Subsidiaries;

(viii) any contract establishing or documenting a material exclusive relationship regarding television, Internet portals, directories or other key services;

(ix) any lease for data center, corporate, sales or switch sites reasonably likely to involve fixed payments after the date of this Agreement, or which resulted in payments in the previous twelve (12) months, under any such agreement in excess of $500,000;

(x) any agreement pursuant to which the Company or any of its Subsidiaries has acquired substantially all of the assets or business of any other person since January 1, 2008, where the purchase price therefor exceeded $5,000,000;

(xi) any hedge, collar, forward purchasing, swap, or other derivative contract (a “Hedge Agreement”), pursuant to which the Company and its Subsidiaries could reasonably incur a liability or obligation in excess of $500,000 either individually or in the aggregate with all such Hedge Agreements;

(xii) Interconnection Agreements as described in Section 3.27(d);

(xiii) any contract that imposes a requirement upon the Company or its Subsidiaries to maintain its headquarters in a specific location or to maintain a particular level of headcount in a specific location in order to receive the benefits of the contract;

(xiv) any contract constituting a collective bargaining agreement; or

(xv) any other agreement, contract or binding commitment, other than Interconnection Agreements, contracts with customers of the Company or its Subsidiaries, or acquisition agreements, which have resulted, are expected to result, or are reasonably likely to result in payments by the Company or its Subsidiaries under any such agreement exceeding $5,000,000 in calendar year 2011.

All contracts of the type described in this Section 3.20(a) are collectively referred to herein as “Company Material Contracts”).

(b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the

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Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c) The Company and its Subsidiaries have the right to terminate those agreements listed on Section 3.20(c) of the Company Disclosure Letter at any time after the date of this Agreement without the imposition or incurrence of any liability on the Company or its Subsidiaries.

Section 3.21 Regulatory Matters.

(a) The Company and the Company’s Subsidiaries hold all permits, approvals, authorizations, certificates, registrations and licenses set forth in Section 3.21(a) of the Company Disclosure Letter issued by the FCC or the state public service or public utility commissions or other similar state regulatory bodies (“State PSCs”), and all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any of its Subsidiaries by a Governmental Entity (the “Company Licenses”) that are required for the Company and each Subsidiary of the Company to conduct its business, as presently conducted, except where the failure to hold Company Licenses has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Each Company License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Company License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or (ii) any pending proceeding by or before the FCC or State PSCs to suspend, revoke or cancel such Company License, or any judicial review of a decision by the FCC or State PSCs with respect thereto, unless such pending proceeding or judicial review has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has no knowledge of any event, condition or circumstance that would preclude any Company License from being renewed in the ordinary course (to the extent that such Company License is renewable by its terms), except where the failure thereof to be renewed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The licensee of each Company License is in compliance with such Company License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the Communications Act of 1934, as amended (the “Communications Act”), or the rules, regulations, written policies and orders of the FCC (together with the Communications Act, the “FCC Rules”) or similar state telecommunications laws (the “State Telecommunications Laws”) and the rules, regulations, written policies and orders of State PSCs (collectively with the State Telecommunications Laws, the, “PSC Rules”), and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure of such licensee to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

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(d) Section 3.21(d) of the Company Disclosure Letter sets forth a list of all material regulatory permits, approvals, authorizations, certificates, registrations and licenses issued or granted to the Company or any of its Subsidiaries by the FCC or any PSC, in each case, that constitute Company Licenses, together with the name of the entity holding such Company License. The Company or a wholly owned Subsidiary of the Company directly or indirectly owns one hundred percent (100%) of the equity interests and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Company Licenses, except where the failure to own such equity or control such voting power and decision making authority of such licensees has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Company License, order or other agreement, obtained from, issued by or concluded with any State PSC would impose restrictions of the ability of any Subsidiary of the Company to make payments, dividends or other distributions to the Company or any other Subsidiary of the Company that limits, or would reasonably be expected to limit, the cash funding and management alternatives of the Company on a consolidated basis in a manner disproportionate to restrictions applied by other State PSCs.

(e) The Company does not have knowledge of any facts that would materially impair, delay or preclude the Company’s ability to obtain any Governmental Consents.

(f) The Company is not aware of any pending FCC, FERC or State PSC regulatory proceeding that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.22 Affiliate Transactions. From January 1, 2008 through the date hereof, all transactions, agreements, arrangements or understandings between the Company and the Company’s affiliates or other persons (“Company Affiliate Transactions”) that are required to be disclosed in the Company SEC Documents in accordance with Item 404 of the SEC’s Regulation S-K have been so disclosed.

Section 3.23 Takeover Provisions. The Board of Directors of the Company has unanimously adopted a resolution or resolutions approving this Agreement, the Merger and the other transactions contemplated hereby, and, assuming the accuracy of Parent’s representation and warranty contained in Section 4.11, such approval constitutes approval of the Merger and the other transactions contemplated hereby by the Board of Directors of the Company under the provisions of Section 203 of the DGCL, such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to this Agreement and the Merger or the other transactions contemplated hereby. To the knowledge of the Company, no state takeover statute other than Section 203 of the DGCL (which has been rendered inapplicable) is applicable to the Merger or the other transactions contemplated hereby.

Section 3.24 Insurance. The Company has previously made available to Parent all material policies of insurance maintained by the Company or any of its Subsidiaries. Such policies are in full force and effect and all premiums due with respect to such policies have either been paid or adequate provision for the payment by the Company or one of its Subsidiaries thereof has been made, except for such failures to be in full force and effect or to pay such premiums as have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.25 Finders or Brokers. Except for Bank of America Merrill Lynch, Deutsche Bank Securities Inc. and Houlihan Lokey Financial Advisors, Inc., a copy of each of whose engagement agreement has been provided to Parent, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.26 Swap Agreements. Neither the Company nor any of its Subsidiaries is party to any agreement other than the Company Benefit Plans with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

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Section 3.27 Assets and Property; Networks.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, either the Company or one of its Subsidiaries owns, and has good and valid title to, all of its owned real property and has valid leasehold interests in all of its leased properties, free and clear of all Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) all leases under which the Company or any of its Subsidiaries leases any real property are valid and in full force and effect against the Company or such Subsidiary and, to the knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and (b) there is not, under any of such leases, any existing default by the Company or any of its Subsidiaries which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries.

(b) All leases, including all collocation agreements to which the Company or any of its Subsidiaries is a party, in respect of real property leased by the Company or any of its Subsidiaries are in full force and effect, neither the Company nor any of its Subsidiaries has received any written notice of a material breach thereunder, and, to the knowledge of the Company, no event has occurred that, with notice or lapse of time or both, would constitute a material breach or default thereunder.

(c) Section 3.27(c) of the Company Disclosure Letter sets forth, as of the date hereof, the following information related to the network of the Company and its Subsidiaries: (i) a list of all switch locations of the Company and its Subsidiaries and (ii) maps that depict generally the fiber routes operated by the Company and its Subsidiaries (collectively, the “Network Facilities”). The Network Facilities described in Section 3.27(c) of the Company Disclosure Letter are in all material respects in good operating condition and repair, ordinary wear and tear excepted. With respect to each Network Facility, except as set forth on Section 3.27(c) of the Company Disclosure Letter, to the knowledge of the Company, any notices or other actions required to be taken to renew the term of such Network Facility for any upcoming renewal term have been taken or given in the manner and within the time provided in such Network Facility agreement or contract(or the time period provided for giving of such notice or to undertake such action has not expired) to effectively renew the term of such Network Facility agreement or contract for the upcoming term thereof to the extent that such Network Facility agreement or contract is renewable by its terms and the Company or its applicable Subsidiary intends to renew such Network Facility agreement or contract. To the knowledge of the Company, no event has occurred, or circumstance exists, that, but for the passage of time or giving of notice, would preclude any Network Facility agreement or contract from being renewed in accordance with the terms thereof to the extent the Company or its applicable Subsidiary intends to renew such Network Facility agreement or contract. Each of the Network Facilities described in Section 3.27(c) of the Company Disclosure Letter is free and clear of all Liens (other than Permitted Liens) and other rights in favor of other persons, subject, however, to the terms of the agreements or contracts pursuant to which such Network Facilities were acquired.

(d) Section 3.27(d) of the Company Disclosure Letter lists, as of the date hereof, material interconnection agreements entered into pursuant to Sections 251 and 252 of the Telecommunications Act of 1996 (the “Telecommunications Act”) in the states of New York, Virginia, Pennsylvania, Florida and California, which aforementioned states represent the highest revenue-producing states for the Company’s and its Subsidiaries’ regulated businesses, including amendments to implement the FCC’s Triennial Review Remand Order, to the extent such amendments have been adopted (the “Interconnection Agreements”), between the Company or its Subsidiaries and the largest incumbent local exchange carriers in such states. All Interconnection Agreements include the general terms, conditions and pricing for any unbundled network elements (“UNEs” ), collocation or other network facilities or services provided under Sections 251 and 252 of the Telecommunications Act. The Company and its Subsidiaries pay for network facilities and services provisioned under the Interconnection Agreements at rates no higher than those rates approved in the most recent TELRIC cost order from each respective State PSC in states in which the Company or any of its Subsidiaries has Interconnection Agreements.

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(e) Section 3.27(e) of the Company Disclosure Letter lists all energy wholesale agreements to which the Company or any of its Subsidiaries are a party. Other than such energy wholesale agreements and any related end user contracts, neither the Company nor any of its Subsidiaries is party to any contract or agreement necessary for the operation of the Company’s energy business as currently conducted.

Section 3.28 Customer and Vendor Disputes. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is involved in any written dispute with, has received any written notice of an intention to dispute from, or has received any request for audit, accounting or review from, any customer carrier, supplier or vendor of the Company or any of its Subsidiaries involving an aggregate amount in question under such dispute in excess of $500,000 relating to any transactions or commitments made, or any contracts or agreements entered into, by the Company or any of its Subsidiaries, on one hand, and such customer or vendor, on the other hand.

Section 3.29 Restricted Payment Capacity. As of the date hereof and as of the Closing Date, the Company is able to incur at least $1.00 of Indebtedness (as defined in each Company Indenture, as defined below) under Section 4.03(a) of each of (a) the Indenture, dated as of July 10, 2007, as supplemented, among the Company, the guarantors named therein and The Bank of New York Mellon (formerly The Bank of New York), as trustee (the “2015 Indenture”), with respect to the Company’s 9.5% Senior Notes due 2015 (the “2015 Notes”), (b) the Indenture, dated as of June 29, 2009, as supplemented, among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “2017 Indenture”), with respect to the Company’s 8 7/8% Senior Secured Notes due 2017 (the “2017 Notes”) and (c) the Indenture, dated as of December 2, 2010, as supplemented, among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “2018 Indenture” and, together with the 2015 Indenture and the 2017 Indenture, the “Company Indentures”), with respect to the Company’s 9 7/8% Senior Notes due 2018 (the “2018 Notes” and, together with the 2015 Notes and the 2017 Notes, the “Company Notes”). As of the date hereof, the Restricted Payment Availability is no less than $240 million. For purposes of this Agreement, “Restricted Payment Availability” means the lesser of: (x) the sum of the amounts calculated in accordance with clauses (i), (ii) and (iii) of Section 4.04(a)(C) of the 2015 Indenture less the amount of any Restricted Payments made after the Closing Date (as each such term is defined in the 2015 Indenture); (y) the sum of the amounts calculated in accordance with clauses (i), (ii) and (iii) of Section 4.04(a)(C) of the 2017 Indenture less the amount of any Restricted Payments made after the Closing Date (as each such term is defined in the 2017 Indenture); or (z) the sum of the amounts calculated in accordance with clauses (i), (ii), (iii) and (iv) of Section 4.04(a)(C) of the 2018 Indenture less the amount of any Restricted Payments made after the Closing Date (as each such term is defined in the 2018 Indenture).

Section 3.30 NO ADDITIONAL WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, THE COMPANY AND ITS SUBSIDIARIES HAVE NOT MADE AND DO NOT HEREBY MAKE ANY EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF THE COMPANY AND ITS SUBSIDIARIES OR THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF THE COMPANY AND ITS SUBSIDIARIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III, ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, ARE HEREBY DISCLAIMED BY THE COMPANY AND ITS SUBSIDIARIES. It is understood that any cost estimate, projection or other prediction, any data, any financial information or presentations provided by the Company or any of its representatives are not and shall not be deemed to be or to include representations or warranties of the

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Company or its Subsidiaries. No person has been authorized by the Company to make any representation or warranty relating to the Company, its Subsidiaries, or the business of the Company or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by the Company and shall not be deemed to have been made by the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the Parent SEC Documents (excluding any disclosures set forth in any section of a filed Parent SEC Document entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in the Parent SEC Documents to the extent that they are forward-looking in nature) or in the corresponding section of the disclosure letter delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that (x) disclosure of any item in any section of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent from the face of such disclosure, and (y) no reference to or disclosure of any item or other matter in the Parent Disclosure Letter shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Parent Disclosure Letter or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent or any of Parent’s Subsidiaries is a party exists or has actually occurred), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1 Qualification; Organization, Etc.

(a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. The copies of Parent’s certificate of incorporation and bylaws which have been delivered or made available to the Company are complete and correct copies thereof, each as amended. Parent is not in violation of any provision of its certificate of incorporation or bylaws.

(b) Merger Sub and each of Parent’s Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and, if applicable, in good standing under the Laws of its jurisdiction of incorporation or organization, has the power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business and, if applicable, is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 1,000,000,000 shares of common stock, par value $.0001 per share (“Parent Common Stock”), 200,000,000 shares of preferred stock, par value $.0001 per share (“Parent Preferred Stock”). As of July 31, 2011, (i) 509,964,945 shares of Parent Common Stock were issued and outstanding and no shares were held in the treasury of Parent and (ii) no shares of Parent Preferred Stock were outstanding. As of July 31, 2011, 4,405,285 shares of Parent Common Stock were issuable upon the exercise or

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settlement (assuming satisfaction of maximum performance thresholds) of Parent restricted stock or Parent performance-based restricted stock outstanding under Parent’s 2006 Equity Incentive Plan (the “Parent Equity Plan”). As of July 31, 2011, (x) 9,583,332 shares of Parent Common Stock were reserved for issuance under the Parent Equity Plan and (y) no shares of Parent Preferred Stock had been designated. All the outstanding shares of Parent Common Stock and all shares of Parent Common Stock which may be issued, including shares of Parent Common Stock which may be issued pursuant to this Agreement, shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights.

(b) Except as set forth in subsection (a) above, as of the date hereof, (i) Parent does not have any shares of its capital stock issued or outstanding other than shares of Parent Common Stock that were issued after June 30, 2011, but were reserved for issuance as set forth in subsection (a) above, and shares of Parent Common Stock that were issued (or are issuable) pursuant to Parent’s equity incentive plans and (ii) other than rights to purchase shares of Parent Common Stock pursuant to Parent’s equity incentive plans, there are no outstanding subscriptions, options, restricted stock units, shares of restricted stock, warrants, calls, convertible securities, or other similar rights, agreements or commitments relating to the issuance of capital stock to which Parent or any of its Subsidiaries is a party obligating Parent or any Subsidiary of Parent to, in either case (A) issue, transfer or sell any shares of capital stock or other equity interests of Parent or securities convertible into or exchangeable for such shares or equity interests; (B) grant, extend or enter into any such subscription, option, restricted stock unit, restricted stock, warrant, call, convertible securities or other similar right, agreement, arrangement or commitment to repurchase; (C) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Parent.

(c) Section 4.2(c) of the Parent Disclosure Letter sets forth, as of the date hereof, a true, complete and correct list of (i) each Subsidiary of Parent and the record ownership of all issued and outstanding shares of capital stock or other equity interests thereof and (ii) each other corporation, partnership, limited liability company or other entity that is not a Subsidiary but in which Parent owns, directly or indirectly, an equity interest, other than any such interest held as a passive investment (each, a “Parent Non-Controlling Interest Business”), in each case identifying the percentage and type of ownership held by Parent. Except as set forth on Section 4.2(c) of the Parent Disclosure Letter, Parent does not have any other Subsidiaries or Parent Non-Controlling Interest Businesses or own or hold, directly or indirectly, any equity or other security interest, or has not made any investment, in any other person. Except as set forth in Section 4.2(c) of the Parent Disclosure Letter, all the outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary and each Parent Non-Controlling Interest Business have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent, free and clear of all Liens and free of any other restriction (including preemptive rights, rights of first offer, rights of first refusal and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). No Subsidiary of Parent has guaranteed, or pledged assets to secure the Indebtedness of Parent or any other Subsidiary of Parent.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the unanimous vote of the Board of Directors of Parent and Merger Sub and by Parent, acting in its capacity as the sole stockholder of Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that

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enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity is required to be obtained or made with respect to Parent, any Subsidiary of Parent or any approvals, authorizations, certificates, registrations and licenses issued by the FCC or the State PSCs or any other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to Parent or any of its Subsidiaries by a Governmental Entity (the “Parent Licenses”) that are required for Parent and each of its Subsidiaries to conduct its business, as presently conducted (for the avoidance of doubt, this Section 4.3(b) shall not be deemed to address those Consents required to be obtained or made with respect to any Company License or with respect to, or due to the change of control of, the Company or any Subsidiary of the Company, which are addressed in Section 3.3(b), or any Consents required solely due to the assets or contractual arrangements of the Company) in connection with the execution and delivery of this Agreement or Parent’s or Merger Sub’s performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4 in connection with the issuance of the Merger Consideration, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) compliance with and filings under the HSR Act, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company and their respective Subsidiaries are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of Parent Common Stock as Merger Consideration, (v) such Consents from, or registrations, declarations, notices or filings made to or with, the FCC as are required in order to effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement, as listed in Section 4.3(b)(v) of the Parent Disclosure Letter (the “Parent FCC Consents” and, together with the Company FCC Consents, the “FCC Consents”), (vi) such Consents from, or registrations, declarations, notices or filings made to or with, State PSCs as are required in order to effect the transfer of control of the Company Licenses or as are otherwise necessary to consummate and make effective the Merger and the other transactions contemplated by this Agreement, as listed in Section 4.3(b)(vi) of the Parent Disclosure Letter (the “Parent PSC Consents” and, together with the Company PSC Consents, the “PSC Consents”), (vii) such filings with and approvals of the NASDAQ as are required to permit the consummation of the Merger and the listing of the Parent Common Stock to be issued as Merger Consideration and (viii) such other matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) The execution and delivery by Parent or Merger Sub of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss, alteration or impairment of a material benefit under, any material loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws of Parent, as amended (the “Parent Organizational Documents”), or the certificate of incorporation or bylaws or other equivalent organizational documents, in each case, as amended, of any of Parent’s Subsidiaries, (iii) conflict with or violate any Laws applicable to Parent, any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, default, termination, cancellation, acceleration, loss, alteration, impairment, Lien or conflict that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

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Section 4.4 Reports and Financial Statements.

(a) Parent has timely filed or furnished all forms, statements, documents and reports together with any amendments required to be made with respect thereto required to be filed or furnished by it prior to the date hereof with the SEC since January 1, 2008 (the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects, and all documents required to be filed by Parent with the SEC after the date hereof and prior to the Effective Time (the “Subsequent Parent SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and subject to the last sentence of Section 4.10 with respect to the Form S-4, none of the Parent SEC Documents contained, and the Subsequent Parent SEC Documents will not contain, any untrue statement of a material fact or omitted, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, or are to be made, not misleading. There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents. Parent has not received written notice from the SEC as of the date hereof that any of the Parent SEC Documents is the subject of ongoing SEC review. None of the Parent Subsidiaries is required to file reports with the SEC pursuant to the Exchange Act.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents fairly present in all material respects, and the consolidated financial statements (including all related notes and schedules) of Parent included in the Subsequent Parent SEC Documents will fairly present in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including in the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). Between January 1, 2008 and the date hereof, Parent has not made any material change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law and as disclosed in the Parent SEC Documents.

Section 4.5 Internal Controls and Procedures. Parent is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act, and the provisions of the Exchange Act and the Securities Act relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to Parent. Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Documents. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Parent nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent has delivered or made available to the Company complete and accurate copies of notices received by Parent from its independent auditor of any significant deficiencies or material weaknesses in Parent’s internal control over

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financial reporting since January 1, 2008 and any other management letter or similar correspondence received by Parent since January 1, 2008 from any independent auditor of Parent or any of its Subsidiaries (at the time such entities were Subsidiaries of Parent).

Section 4.6 No Undisclosed Liabilities. Except (i) as reflected or reserved against in Parent’s consolidated balance sheets (or as disclosed in the notes thereto) included in the Parent SEC Documents, (ii) liabilities and obligations incurred in the ordinary course of business, consistent with past practice, since December 31, 2010, (iii) liabilities or obligations which have been discharged or paid in full in the ordinary course of business, (iv) liabilities and obligations arising after December 31, 2010, in the ordinary course of business which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent, and (v) liabilities that are incurred in connection with this Agreement and the Merger and the other transactions contemplated hereby, neither Parent, nor any Subsidiary of Parent, has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries (or be required to be disclosed in the notes thereto).

Section 4.7 No Violation of Law; Permits.

(a) Parent and each of Parent’s Subsidiaries are in compliance in all material respects with and are not in default in any material respect under or in material violation of any Laws applicable to Parent or such Subsidiaries or any of their respective properties or assets, including, without limitation, the Foreign Corrupt Practices Act of 1977, as amended, and the applicable listing and corporate governance rules and regulations of the NASDAQ. Notwithstanding anything contained in this Section 4.7(a), no representation or warranty shall be deemed to be made pursuant to this Section 4.7(a) in respect of the matters referenced in Section 4.5 or in respect of Tax, environmental or regulatory matters, which are the subject of representations and warranties made pursuant to Section 4.12, 4.15 and 4.16, respectively.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations and orders of any Governmental Entity required for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. All Parent Permits are in full force and effect, except where the failure of Parent Permits to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) Parent and its Subsidiaries are in compliance, in all material respects, with all applicable Laws related to privacy, data protection or the collection and use of personal information gathered or used by Parent and its Subsidiaries applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound.

Section 4.8 Absence of Certain Changes or Events.

(a) From December 31, 2010 through the date hereof, there has not been any event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) From December 31, 2010 through the date hereof, Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course consistent with their past practices, and except as contemplated by this Agreement or described in the Company SEC Documents, there has not been:

(i) any split, combination, subdivision or reclassification of any capital stock, or any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock, of Parent;

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(ii) any amendment to the certificate of incorporation, bylaws or other organizational documents of Parent;

(iii) any material change in Parent’s method of accounting or accounting principles or policies, except for any such change required by reason of a change in GAAP or by Regulation S-X under the Exchange Act, as approved by Parent’s independent accountants; or

(iv) any settlement or remediation of any material Parent Environmental Claims (as defined in Section 4.15(b)) or any material Claims against or affecting Parent or its Subsidiaries.

Section 4.9 Investigations; Litigation. Except as described in the Parent SEC Documents, there are no Claims pending (or, to Parent’s knowledge, threatened) against or affecting Parent, any of its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of or before any Governmental Entity, in each case, that (a) have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or (b) arise from, are based upon, or challenge the validity of this Agreement or the consummation of the transactions contemplated hereby or seek to prevent the consummation of the transactions contemplated hereby by Parent.

Section 4.10 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 4.10, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement that were not supplied by or on behalf of Parent.

Section 4.11 Lack of Stock Ownership.

(a) None of Parent, Merger Sub or any of their Subsidiaries or any of their respective affiliates or associates owns any shares of Company Common Stock or other securities convertible into shares of Company Common Stock (exclusive of any shares owned by Parent’s employee benefit plans (which shares do not represent, and have not during the past three (3) years represented, 15% or more of the outstanding Company Common Stock)) and is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in such case, any shares of Company Common Stock (other than as contemplated by this Agreement). Neither Parent nor Merger Sub nor any of their respective affiliates or associates is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

(b) None of Parent’s Subsidiaries owns any Parent Common Stock.

Section 4.12 Tax Matters.

(a) Parent and each of its Subsidiaries has (A) duly and timely filed (or there have been filed on its behalf) all material Tax Returns required to be filed by it (taking into account all applicable extensions) with the appropriate Tax Authority, and such Tax Returns are true, complete and accurate in all material respects, and (B) paid all Taxes shown as due on such Tax Returns, except for such failures to file or pay that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

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(b) Except for such Liens that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, there are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for Liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent financial statements contained in the Parent SEC Documents filed prior to the date of this Agreement.

(c) There is no audit, examination, deficiency, refund litigation or proposed adjustment with respect to any Taxes currently outstanding other than those which do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. None of Parent or any of its Subsidiaries has received notice in writing of any claim made by a Tax Authority in a jurisdiction where Parent or such Subsidiary, as applicable, does not file a Tax Return, that Parent or such Subsidiary is or may be subject to material taxation by that jurisdiction, where such claim has not been resolved favorably to Parent or such Subsidiary.

(d) None of Parent or any of its Subsidiaries have taken or failed to take any action or has knowledge of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.13 Voting Requirements. No vote of the holders of any class or series of capital stock of Parent is necessary for Parent to adopt this Agreement or to approve the transactions contemplated hereby.

Section 4.14 Financing Commitments. Parent has delivered a true, complete, and executed copy of a commitment letter, dated as of July 31, 2011, among Parent, J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A., including all exhibits, schedules and amendments to such letter in effect as of the date hereof (but, for the avoidance of doubt, not including any related fee letter) (the “Commitment Letter”), pursuant to which JPMorgan Chase Bank, N.A. has committed, subject to the terms and conditions thereof, to lend the amounts set forth therein (the “Financing”) for the purpose of redeeming or repurchasing the Company Notes to the extent necessary. None of the commitments contained in the Commitment Letter have been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. The Commitment Letter is in full force and effect and constitutes the legal, valid, and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. The Commitment Letter is not subject to any conditions precedent, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, and assuming the accuracy of the representations and warranties of the Company set forth in Article III and the Company’s compliance with its agreements set forth in Article V, the aggregate proceeds of the loans contemplated by the Commitment Letter, together with amounts available to be borrowed pursuant to Parent’s loan facilities and Parent’s and Company’s anticipated cash on hand, are reasonably expected to be sufficient for Parent and the Surviving Corporation to redeem or repurchase the Company Notes to the extent necessary, to repay or refinance amounts anticipated to be outstanding under the Company’s credit facilities on the Closing Date and to consummate the Merger. As of the date of this Agreement, no event has occurred that would constitute a breach or default (or an event that with notice or lapse of time or both would constitute a default) on the part of Parent under the Commitment Letter or, to the knowledge of Parent, any other party to the Commitment Letter. As of the date of this Agreement, and subject to the satisfaction of the conditions contained in Sections 6.1 and 6.3, Parent has no knowledge of any facts or circumstances that are reasonably likely to result in any of the conditions to the Financing not being satisfied or the Financing not being available to Parent on the Closing Date other than pursuant to a termination of the Commitment Letter as a result of the conditions precedent to the occurrence of the Commitment Letter Termination Date, as set forth in the first sentence of Section 5.14, having been satisfied. Parent has fully paid all commitment fees or other fees, if any, required to be paid prior to the date of this Agreement pursuant to the Commitment Letter.

Section 4.15 Environmental Laws and Regulations.

(a) Parent and each of its Subsidiaries, including any corporate predecessors thereto, are and, except with respect to matters that have been fully and finally resolved, have been in compliance with all applicable

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Environmental Laws, which compliance includes, but is not limited to, the possession by Parent and its Subsidiaries of all Parent Permits that are required under applicable Environmental Laws, and compliance with the terms and conditions thereof, except for such non-compliance or failure to possess such Parent Permits as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Neither Parent nor any of its Subsidiaries has received notice of, or, to the knowledge of Parent, is the subject of, any Claim by any person asserting an obligation on the part of Parent or its Subsidiaries to conduct investigations or clean-up activities under Environmental Law, alleging non-compliance with any Environmental Law, or alleging liability under any Environmental Law, in each case, which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (collectively, “Parent Environmental Claims”).

(c) Neither Parent nor any of its Subsidiaries has agreed to assume the liability of any other person arising under Environmental Law, which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.16 Regulatory Matters.

(a) Parent and each of its Subsidiaries hold all Parent Licenses that are required for Parent and each Subsidiary of Parent to conduct its business, as presently conducted, except where the failure to hold Parent Licenses has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Each Parent License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified, except where the failure thereof to be in full force and effect, or the suspension, revocation, cancellation or modification thereof, has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. No Parent License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, unless such conditions or requirements are set forth on the face of the applicable authorization or have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, or (ii) any pending proceeding by or before the FCC or State PSCs to suspend, revoke or cancel, or any judicial review of a decision by the FCC or State PSCs with respect thereto, unless such pending proceeding or judicial review has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has no knowledge of any event, condition or circumstance that would preclude any Parent License from being renewed in the ordinary course (to the extent that such Parent License is renewable by its terms), except where the failure thereof to be renewed has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(c) The licensee of each Parent License is in compliance with such Parent License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the FCC Rules or PSC Rules, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure of such licensee to be in compliance, fulfill or perform its obligations or pay such fees or contributions has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(d) Parent or a wholly owned Subsidiary of Parent directly or indirectly owns one hundred percent (100%) of the equity interests and controls one hundred percent (100%) of the voting power and decision-making authority of each licensee of the Parent Licenses, except where the failure to own such equity or control such voting power and decision making authority of such licensees has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

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(e) Parent does not have knowledge of any facts that would materially impair, delay or preclude Parent’s ability to obtain any FCC Consents or PSC Consents.

(f) Parent is not aware of any pending FCC or State PSC regulatory proceeding that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.17 Finders or Brokers. Except for Stephens Inc. and J.P. Morgan Securities LLC, a copy of each of whose engagement agreement has been provided to the Company, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.18 NO ADDITIONAL WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV, PARENT AND ITS SUBSIDIARIES HAVE NOT MADE AND DO NOT HEREBY MAKE ANY EXPRESS OR IMPLIED REPRESENTATIONS AND WARRANTIES, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING, WITHOUT LIMITATION, WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF PARENT AND ITS SUBSIDIARIES OR THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF PARENT AND ITS SUBSIDIARIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV, ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE FACILITIES OR THE OTHER ASSETS OF PARENT AND ITS SUBSIDIARIES, ARE HEREBY DISCLAIMED BY PARENT AND ITS SUBSIDIARIES. It is understood that any cost estimate, projection or other prediction, any data, any financial information or presentations provided by Parent or any of its representatives are not and shall not be deemed to be or to include representations or warranties of Parent or its Subsidiaries. No person has been authorized by Parent to make any representation or warranty relating to Parent, its Subsidiaries, or the business of Parent or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by Parent and shall not be deemed to have been made by Parent.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) Conduct of the Business of the Company. From and after the date hereof and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by Law, (ii) as may be agreed in writing by Parent, (iii) as may be expressly permitted or required pursuant to this Agreement, or (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted, in all material respects, only in, and such entities shall not take any action except in, the ordinary course of business, consistent with past practice; and the Company for itself and on behalf of its Subsidiaries agrees with Parent to use its commercially reasonable efforts to preserve substantially intact their business organizations and goodwill, to keep available the services of those of their present officers, employees and consultants who are integral to the operation of their businesses as presently conducted and to

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maintain satisfactory relationships with significant customers and suppliers and with other persons with whom they have significant business relations; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 5.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Consistent with the foregoing, the Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the earlier of the Effective Time and the Termination Date, and except (A) as may be required by Law, (B) as may be agreed in writing by Parent after seeking consent (which consent will not be unreasonably withheld, conditioned or delayed with respect to clauses (v), (ix), (x), (xii), (xiii), (xiv), (xv), (xvii), (xxi) or (xxii) below), (C) as may be expressly permitted or required pursuant to this Agreement, or (D) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company shall not, and shall not permit any Subsidiary of the Company to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent entity, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.1(a)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Subsidiary of the Company or any securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Subsidiary of the Company, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests except as directed by a participant in any Company Equity Plan in connection with required tax withholdings in connection with the vesting of Company Stock Awards;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) (A) any shares of capital stock of the Company or any Subsidiary of the Company (other than the issuance of Company Common Stock upon the exercise of Company Stock Awards specified in Section 3.2(a)), (B) any other equity interests or voting securities of the Company or any Subsidiary of the Company, (C) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Subsidiary of the Company, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Subsidiary of the Company, or (E) any other rights issued by the Company or any Subsidiary of the Company that are linked in any way to the price of Company Common Stock or any other shares of capital stock of the Company or its Subsidiaries, the value of the Company, any Subsidiary of the Company or any part of the Company or any Subsidiary of the Company or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Subsidiary of the Company;

(iii) (A) amend the certificate of incorporation or bylaws of the Company or (B) amend the certificate of incorporation or bylaws or organizational documents of any Subsidiary of the Company in a manner which would limit the ability of the Surviving Corporation to remove or replace the directors and officers of such Subsidiary without cause or which would be reasonably likely to have a Material Adverse Effect on the Company or to prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Merger or any of the other transactions contemplated by this Agreement, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law or the rules and regulations of the SEC or the NASDAQ;

(iv) Except as required pursuant to existing written agreements or employee benefit plans in effect and disclosed to Parent prior to the execution of this Agreement, or as otherwise required by Law

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(A) grant to any current or former director or employee of the Company or any Subsidiary of the Company any increase in compensation, bonus or fringe or other benefits or grant any type of compensation or benefit to any such person not previously receiving or entitled to receive such compensation, except to the extent expressly required under any Company Benefit Plan as in effect as of the date of this Agreement (or as amended consistent with Section 5.1(a)(v) below), and, in the case of employees at the director level or below, except for increases in the ordinary course of business consistent with past practice not to exceed $17,000 per month in the aggregate, (B) notwithstanding clause (A) above, grant to any person any severance, retention, change in control or termination compensation or benefits or any increase therein, except to the extent expressly required under any Company Benefit Plan as in effect as of the date of this Agreement (or as amended consistent with Section 5.1(a)(v) below), or (C) amend, change or modify the terms of any existing equity grants, or award any additional equity grants;

(v) except as required pursuant to existing employee benefit plans in effect and disclosed to Parent prior to the execution of this Agreement, or as otherwise required by Law, enter into or adopt any material Company Benefit Plan or amend in any material respect any material Company Benefit Plan, except for any amendments in the ordinary course of business in order to comply with changes in applicable Law to the extent such amendments do not increase the cost of such Company Benefit Plans to the Company and its Subsidiaries;

(vi) enter into or make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than business expense advances in the ordinary course of business, consistent with past practice) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of any Company Equity Plan or Company Benefit Plan maintained by Company or any Company Individual Agreement as of the date of this Agreement;

(vii) make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (after the date of this Agreement) or as required by applicable Law;

(viii) directly or indirectly acquire or agree to acquire in any transaction any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof;

(ix) other than purchases and sales of inventory, supplies and real property in the ordinary course of business, consistent with past practice, (A) acquire or agree to acquire any tangible properties or assets or (B) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise dispose of, other than dispositions to the Company and any Subsidiary of the Company, any tangible properties or assets or any interests therein;

(x) encumber or subject to any Lien any tangible properties or assets or any interests therein, other than liens that are permitted under the 2015 Indenture, the 2017 Indenture, the 2018 Indenture and/or the Company’s outstanding letters of credit;

(xi) except as required by Law or in the ordinary course of business, consistent with past practice, (A) make or change any material Tax election or settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment (except for such actions related thereto which do not require the approval of any officer of the Company) or grant any power of attorney with respect to material Taxes or enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund or (B) change its fiscal year;

(xii) except as necessary in the ordinary course of business, consistent with past practice, grant or acquire, agree to grant to or acquire from any person, or dispose of or permit to lapse any rights to any Intellectual Property material to the conduct of the business of the Company and its Subsidiaries (taken as a whole) as currently conducted, or disclose to any person, other than Representatives of Parent, any material trade secrets;

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(xiii) incur any (i) obligations for borrowed money or with respect to deposits or advances of any kind, (ii) obligations evidenced by bonds, debentures, notes or similar instruments, (iii) capitalized lease obligations, (iv) guarantees and other arrangements having the economic effect of a guarantee of any indebtedness of any other person, or (v) obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others to purchase the obligations or property of others (the items referenced in the foregoing clauses (i) through (v) being collectively hereinafter referred to as “Indebtedness”), including the procurement of additional funds pursuant to the terms of any revolving credit arrangement, except for Indebtedness of the Company to any Subsidiary of the Company, or capitalized lease obligations for equipment entered into in the ordinary course of business that do not exceed $1,500,000 individually;

(xiv)(A) take any action inconsistent with the cash management policies of the Company other than in the ordinary course of business, consistent with past practice, including, without limitation, any acceleration of any receivables or payables or making of any investment, in each case other than in the ordinary course of business, consistent with past practice, or (B) repay or refinance any Indebtedness (other than required payments of principal and interest when due);

(xv) make, or agree or commit to make, any capital expenditure (A) in 2011 except in accordance with the capital plan for 2011 set forth in Section 5.1(a)(xiv) of the Company Disclosure Letter; provided, however, that a 10% variance from the 2011 plan on an aggregate and cumulative basis shall be permissible for these purposes or (B) in 2012 except in an amount not to exceed 110% of the capital plan for 2011;

(xvi) enter into or amend any contract if such contract or amendment of a contract would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger;

(xvii)(A) enter into or amend any Company Material Contract to the extent consummation of the Merger or compliance by the Company or any Subsidiary of the Company with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) upon any of the material properties or assets of the Company or any Subsidiary of the Company under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlement of any third party under, any provision of such contract or amendment or (B) enter into any Company Material Contract not in the ordinary course of business, consistent with past practice, or not terminable by the Company or the Subsidiary thereof that is party thereto without penalty on notice of ninety (90) days or less;

(xviii) enter into any collective bargaining agreement or other labor union contract applicable to the employees of the Company or any of the Subsidiaries of the Company;

(xix) enter into any pension plan or post-retirement benefit plan or arrangement or otherwise take any action that subjects the Company or any of the Subsidiaries of the Company to liability for pension or post-retirement benefits;

(xx)(A) enter into any line of business in any geographic area other than the current lines of business of the Company and its Subsidiaries and products and services reasonably ancillary thereto, including any current line of business and products and services reasonably ancillary thereto in any geographic area for which the Company or any of its Subsidiaries currently holds a Company License authorizing the conduct of such business, product or service in such geographic area, or (B) except as currently conducted, engage in the conduct of any business in any state which would require the receipt or transfer of a Company License authorizing operation or provision of any communication services or in a foreign country;

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(xxi) apply for or otherwise seek any new Company License the receipt of which would reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby;

(xxii) settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or proceeding other than those that (A) do not involve the payment by the Company or any of the Subsidiaries of the Company of monetary damages in excess of $500,000 in any individual instance, or $2,000,000 in the aggregate, plus applicable reserves and any applicable insurance coverage and do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company or the Subsidiaries of the Company, and (B) provide for a complete release of the Company and the Subsidiaries of the Company from all claims and do not provide for any admission of liability by the Company or any of the Subsidiaries of the Company; provided, however, that notwithstanding anything in clauses (A) or (B) to the contrary, the written consent of Parent shall be required in order for the Company to settle, compromise, dismiss, discharge or otherwise dispose of any litigation, investigation, arbitration or proceeding arising from, based upon or challenging the validity of this Agreement or the consummation of the transactions contemplated hereby or seeking to prevent the consummation of the transactions contemplated hereby;

(xxiii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of any of its Subsidiaries (other than the Merger);

(xxiv) except as contemplated or permitted by this Agreement, amend, alter or modify the terms of any currently outstanding rights, warrants or options to acquire or purchase any capital stock of, or ownership interest in, the Company, or any securities convertible into or exchangeable for such capital stock or ownership interest;

(xxv) take any action taken outside the ordinary course of business that would reasonably be expected to result in, or materially increase the amount of, any deferred income or gain from an intercompany transaction or any excess loss account within the meaning of Treasury Regulations promulgated under Section 1502 of the Code or any similar provision of applicable law;

(xxvi) take any action that would reasonably be expected to (A) materially restrict or impede the consummation of the transactions contemplated hereby or (B) cause any of the conditions to Closing set forth in Sections 6.1 through 6.3 to fail to be satisfied by the Outside Date; or

(xxvii) authorize, commit or agree to take any of the foregoing actions.

(b) Conduct of Business of Parent. From and after the date hereof and prior to the earlier of the Effective Time and the Termination Date, and except (i) as may be required by Law, (ii) as may be agreed in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as may be expressly permitted or required pursuant to this Agreement, or (iv) as set forth in Section 5.1(b) of the Parent Disclosure Letter, Parent covenants and agrees with the Company that Parent shall not, and shall not permit any Subsidiary of Parent to, do any of the following:

(i) amend or propose or agree to amend its charter or bylaws in such a manner that would cause holders of Company Common Stock that receive Parent Common Stock pursuant to the Merger to be treated differently than holders of Parent Common Stock;

(ii) take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(iii) adopt a plan of complete or partial liquidation or dissolution with respect to Parent or resolutions providing for or authorizing such a liquidation or dissolution;

(iv) acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any

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corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (B) materially increase the risk of any Governmental Entity seeking or entering an order, decree, ruling or injunction prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement; (C) materially increase the risk of not being able to remove any such order, decree, ruling or injunction on appeal or otherwise; or (D) prevent, materially delay or materially impede the consummation of the Merger or any other transactions contemplated by this Agreement;

(v) enter into or amend any contract or take any other action if such contract, amendment of a contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement;

(vi) take any action that would reasonably be expected to (A) materially restrict or impede the consummation of the transactions contemplated hereby or the Financing or (B) cause any of the conditions to Closing set forth in Sections 6.1 through 6.3 to fail to be satisfied by the Outside Date;

(vii) apply for or otherwise seek any new Parent License the receipt of which would reasonably be likely to prevent or materially impair or delay the consummation of the transactions contemplated hereby; or

(viii) authorize, commit, or agree to take any of the foregoing actions.

Section 5.2 Tax-Free Reorganization Treatment.

(a) The parties to this Agreement intend that the Merger will qualify as a reorganization under Section 368(a) of the Code, and neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken or fail to take or cease to be taken any action (including agreeing to any transaction or entering into any agreement) that would result in the Merger failing to qualify as a reorganization within the meaning of Section 368(a) of the Code. Parent and the Company shall use their commercially reasonable efforts, and shall cause their respective Subsidiaries to use all commercially reasonable efforts, to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including providing the representations, covenants and certificates referred to in Sections 5.5(d)(iii) and 6.1(i) of this Agreement.

(b) Each of the Company and Parent shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code on its United States federal income Tax return, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Each Tax Counsel (as defined in Section 5.5) shall be entitled to rely upon representation letters from each of the Company, Parent, Merger Sub and others, in each case, substantially in the form attached hereto as Exhibit C, to such Tax Counsel for purposes of its Tax Opinion (as defined in Section 5.5). Each such representation letter shall be dated as of the date of the Tax Opinion.

Section 5.3 Investigation.

(a) The Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to its and its Subsidiaries’ properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities Laws and shall use all commercially reasonable efforts to cause its Representatives to furnish promptly

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to Parent such additional financial and operating data and other information as to its and its Subsidiaries’ respective businesses and properties as Parent or its Representatives may from time to time reasonably request (including furnishing to Parent the Company’s financial results in advance of filing any Company SEC Documents containing such financial results), except that (i) nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent that would cause a violation of any agreement to which the Company is a party, would cause a risk of a loss of privilege to the Company, or would constitute a violation of applicable Laws, and (ii) in no event shall such access include the right to conduct environmental testing or sampling of any kind without the Company’s prior written approval, which it may grant or withhold in its sole discretion. Without limiting the generality of the foregoing, the Company shall use commercially reasonable efforts to provide to Parent copies of the financial and operating monthly reports described in Section 5.3(a) of the Company Disclosure Letter, as promptly as practicable after such reports become available following the completion of each fiscal month of the Company occurring after the date hereof and prior to the Effective Time.

(b) Parent shall afford the Company and its Representatives reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time or the Termination Date, to its and its Subsidiaries’ properties, contracts, commitments, books and records at a level consistent with such access provided for due diligence purposes prior to the date of this Agreement or, in the event of a material change or development with respect to Parent or its Subsidiaries (regardless of whether the underlying facts or circumstances were previously disclosed to the Company or its Representatives prior to the date of this Agreement), at a level reasonable under all of the circumstances, except that nothing herein shall require Parent or any of its Subsidiaries to disclose any information to the Company that would cause a violation of any agreement to which Parent is a party, would cause a risk of a loss of privilege to Parent, or would constitute a violation of applicable Laws.

(c) The Company shall cooperate and participate, as reasonably requested by Parent from time to time, in Parent’s efforts to oversee the integration of the parties’ operations in connection with, and taking effect upon consummation of, the Merger subject to applicable Law, including, without limitation, providing such reports on operational matters and participating on such teams and committees as Parent may reasonably request (including customer billing and other data files for the purpose of system integration and testing as well as compensation and payroll data files for the purpose of payroll system integration and testing with respect to employees of the Company and its Subsidiaries).

(d) The parties agree that each of them will treat any information received pursuant to this Section 5.3 in accordance with the Non-Disclosure Agreement between the Company and Parent, dated September 18, 2009, as amended on June 16, 2011 (the “Non-Disclosure Agreement”). No representation as to the accuracy of any information provided pursuant to this Section 5.3 is made, and the parties may not rely on the accuracy of any such information other than as expressly set forth in the representations and warranties in Articles III and IV. No information obtained pursuant to this Section 5.3 shall be deemed to modify any representation or warranty in Articles III or IV.

Section 5.4 No Solicitation.

(a) No Solicitation. The Company shall not, nor shall it permit any of its Subsidiaries to, authorize or permit any of its officers, directors or employees to, and shall use its reasonable best efforts to cause any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to not, directly, or indirectly, (i) solicit or knowingly encourage (including by way of furnishing any non-public information to any person) any inquiries with respect to, or the making, submission or announcement of, any Alternative Transaction Proposal (as defined in Section 5.4(f)(ii)), (ii) engage in any negotiations concerning or furnish to any person (other than the parties to this Agreement and their representatives) any information with respect to any possible Alternative Transaction Proposal (except to disclose the existence of the provisions of this Section 5.4), (iii) withdraw or modify, or publicly propose to withdraw or modify, the Company Board Recommendation (as defined in Section 5.5(c)) in a manner adverse to Parent (except to the

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extent specifically permitted pursuant to Section 5.4(d)), (iv) approve, endorse or recommend, or publicly propose to approve or recommend, any Alternative Transaction (as defined in Section 5.4(f)(i)) (except to the extent specifically permitted pursuant to Section 5.4(d)) (any of the actions referred to in the foregoing clauses (iii) or (iv), whether taken by the Company’s Board of Directors or a committee thereof, an “Adverse Recommendation Change”), (v) enter into any letter of intent, agreement in principle or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any Alternative Transaction Proposal, other than a confidentiality agreement that the Company is permitted to enter into under Section 5.4(c), or (vi) take any action to exempt any person (other than Parent or its Subsidiaries) or any action taken by such person from any state takeover statute (including Section 203 of the DGCL) or similarly restrictive provisions of the Company Organizational Documents. The Company and its Subsidiaries shall immediately cease, and shall cause its officers, directors and employees and instruct any investment banker, financial advisor, attorney, accountant or other representative retained by it to cease, any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Alternative Transaction Proposal, and will use its commercially reasonable efforts to enforce (and will not waive, terminate or modify any provisions of) any confidentiality or standstill agreement (or any similar agreement) relating to any such Alternative Transaction Proposal, including by requesting the other party thereto to promptly return or destroy any confidential information previously furnished thereto and using commercially reasonable efforts to obtain injunctions or other equitable remedies to prevent or restrain any breaches of such agreements and to enforce specifically the terms thereof, except to the extent that the Board of Directors of the Company concludes in good faith (after consultation with its financial advisors and outside legal advisors) that enforcement of any such confidentiality or standstill agreement (or similar agreement) would be inconsistent with its fiduciary duties under applicable Law.

(b) Notification of Alternative Transaction Proposals. As promptly as practicable (and in any event within two (2) Business Days) after receipt of any Alternative Transaction Proposal or any request for non-public information or inquiry that would reasonably be expected to lead to an Alternative Transaction Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, and the identity of the person or group of persons making any such Alternative Transaction Proposal, request or inquiry and a copy of all written materials provided to it in connection with such Alternative Transaction Proposal, request or inquiry. In addition, the Company shall provide Parent as promptly as reasonably practicable (and in any event within two (2) Business Days) with oral and written notice setting forth all such information as is reasonably necessary to keep Parent informed in all material respects of all oral or written communications regarding, and the status and material details (including material amendments or proposed material amendments) of, any such Alternative Transaction Proposal, request or inquiry, and, without limitation of the other provisions of this Section 5.4, shall promptly provide to Parent a copy of all written materials (including written materials provided by email or otherwise in electronic format) subsequently provided by it in connection with such Alternative Transaction Proposal, request or inquiry.

(c) Permitted Actions in Connection with Certain Alternative Transaction Proposals. Notwithstanding anything to the contrary contained in Section 5.4(a), in the event that, prior to the Company Stockholder Approval, the Company receives an unsolicited, bona fide written Alternative Transaction Proposal which is determined (in accordance with Section 5.4(f)(iii)) to be, or, in the good faith determination of the Company’s Board of Directors, is reasonably likely to lead to, a Superior Proposal (as defined in Section 5.4(f)(iii)), it may then take the following actions (but only if and to the extent that (x) its Board of Directors concludes in good faith (after consultation with its financial advisors and outside legal advisors) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (y) the Company has given Parent at least two (2) Business Days prior written notice of its intention to take such proposed actions, the identity of the person or group of persons making such Alternative Transaction Proposal, and a summary of the material terms and conditions of such Alternative Transaction Proposal, and (z) it shall not have breached in any material respect any of the provisions of this Section 5.4):

(i) Furnish non-public information to the person or group of persons making such Alternative Transaction Proposal; provided that (A) prior to furnishing any such non-public information, the

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Company receives from such person or group of persons an executed confidentiality agreement containing terms at least as restrictive with respect to such person or group of persons as the terms contained in the Non-Disclosure Agreement is with respect to Parent and (B) contemporaneously with furnishing any such non-public information to such person or group of persons, the Company furnishes such non-public information to Parent (to the extent such non-public information has not been previously so furnished to Parent); and

(ii) Engage in discussions and negotiations with such person or group of persons with respect to such Alternative Transaction Proposal.

(d) Change of Recommendation; Termination.

(i) Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, the Company’s Board of Directors may, if it concludes in good faith (after consultation with its financial advisors and outside legal advisors) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, make an Adverse Recommendation Change (and, in the event the decision relates to an Alternative Transaction Proposal that the Board of Directors of the Company determines hereunder constitutes a Superior Proposal, terminate this Agreement pursuant to Section 7.1(f)); provided that prior to any such Adverse Recommendation Change, (A) the Company shall have given Parent and Merger Sub prompt written notice advising them of (x) the decision of the Company’s Board of Directors to take such action and the reasons therefor and (y) in the event the decision relates to an Alternative Transaction Proposal, a summary of the material terms and conditions of the Alternative Transaction Proposal and other information required to be provided with respect thereto pursuant to this Section 5.4, including the information required to be provided pursuant to Section 5.4(b) and (c), (B) the Company shall have given Parent and Merger Sub three (3) Business Days (the “Notice Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and, during the Notice Period, the Company shall, and shall direct its financial advisors and outside legal advisors to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that, if applicable, such Alternative Transaction Proposal ceases to constitute (in the good faith judgment of the Company’s Board of Directors, after consultation with its financial advisors and outside legal advisors), a Superior Proposal or, if the Adverse Recommendation Change does not involve an Alternative Transaction Proposal, to make such adjustments in the terms and conditions of this Agreement so that such Adverse Recommendation Change is otherwise not necessary, and (C) the Company’s Board of Directors in its good faith judgment shall have determined, after considering the results of such negotiations and giving effect to the proposals made by Parent and Merger Sub, if any, that such Alternative Transaction Proposal, if applicable, continues to constitute a Superior Proposal or that such Adverse Recommendation Change is otherwise still required; provided, further, that (1) if, during the Notice Period described in clause (B) of this paragraph, any revisions are made to the Superior Proposal, if applicable, and the Company’s Board of Directors in its good faith judgment determines (after consultation with its financial advisors and outside legal advisors) that such revisions are material (it being understood that any change in the purchase price or form of consideration in such Superior Proposal shall be deemed a material revision), the Company shall deliver a new written notice to Parent and shall comply with the requirements of this Section 5.4(d) with respect to such new written notice except that the new Notice Period shall be forty eight (48) hours (provided that if such forty eight (48) hour period would end on a day other than a Business Day, then such period shall be extended to the close of business on the next Business Day) instead of three (3) Business Days and (2) in the event the Company’s Board of Directors does not make the determination referred to in clause (C) of this paragraph but thereafter determines to make an Adverse Recommendation Change pursuant to this Section 5.4(d), the procedures referred to in clauses (A), (B) and (C) above shall apply anew and shall also apply to any subsequent withdrawal, amendment or change.

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(ii) Notwithstanding any Adverse Recommendation Change by the Company, unless such Adverse Recommendation Change is with respect to an Alternative Transaction Proposal and the Company terminates this Agreement pursuant to Section 7.1(f), the Company shall cause the adoption of this Agreement to be submitted to a vote of the Company’s stockholders at the Company Stockholders’ Meeting.

(e) Compliance with Tender Offer Rules; Disclosure to Stockholders. Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (x) taking and disclosing to their stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (y) making any disclosure to the stockholders of the Company if, in the good faith judgment of the Board of Directors of the Company (after consultation with its financial advisors and outside legal advisor) failure to so disclose would be inconsistent with its fiduciary duties under applicable Law; provided that the Company shall not withdraw, modify or change the Company Board Recommendation in a manner adverse to Parent unless specifically permitted pursuant to the terms of Section 5.4(d).

(f) As used in this Agreement, the following terms shall have the following meanings:

(i) “Alternative Transaction” with respect to the Company, shall mean any of the following transactions: (i) any transaction or series of related transactions with one or more third persons involving: (A) any purchase from the Company or acquisition (whether by way of a merger, share exchange, consolidation, business combination, consolidation or similar transaction) by any person or “group” of persons (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 20% or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, or (B) any sale, lease exchange, transfer, license, acquisition or disposition of more than 20% of the fair market value of the assets, net income, net revenues or cash flows of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, (ii) any liquidation or dissolution of the Company, or (iii) any combination of the foregoing;

(ii) “Alternative Transaction Proposal” shall mean any offer, inquiry, proposal or indication of interest (whether binding or nonbinding) to any person or its stockholders relating to an Alternative Transaction; and

(iii) “Superior Proposal” means an unsolicited, bona fide written Alternative Transaction Proposal made by a third person to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, (A) all or substantially all of the assets of the Company or (B) over 50% of the outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction (or its ultimate parent), which the Company’s Board of Directors has in good faith determined (taking into account, among other things, (1) its consultation with its financial advisors and outside legal advisors, (2) all terms and conditions of such Alternative Transaction Proposal and this Agreement (as it may be proposed to be amended by Parent), and (3) the feasibility and certainty of consummation of the Alternative Transaction Proposal on the terms proposed, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such Alternative Transaction Proposal (including conditions to consummation)) to be more favorable, from a financial point of view, to the Company’s stockholders, than the terms of this Agreement (as it may be proposed to be amended by Parent).

(g) Notwithstanding anything to the contrary set forth in Section 5.4 or elsewhere in this Agreement, if the Company receives a written Alternative Transaction Proposal from any third person, the Company and/or its Representatives may contact such third person in writing solely for the purpose of clarifying the Alternative Transaction Proposal, provided that the Company shall provide Parent with a copy of any such written request

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for clarification at least twenty-four (24) hours prior to the time that the Company sends such written request to the third person from whom the Company received the written Alternative Transaction Proposal. In the event that Parent has not provided comments to the Company regarding such written request by the later of (i) twenty-four (24) hours after Parent’s receipt thereof or (ii) the date and time on which the Company would be permitted to respond to such Alternative Transaction Proposal pursuant to this Section 5.4, then such written notice shall be deemed accepted by Parent for purposes hereof.

Section 5.5 Preparation of SEC Documents; Company Stockholders’ Meeting.

(a) The Company shall use commercially reasonable efforts to prepare and deliver to Parent, for inclusion in Parent’s Form S-4 to be filed by Parent with the SEC, the Proxy Statement within thirty (30) days after the date of this Agreement or such earlier date as is reasonably practicable. Parent shall use commercially reasonable efforts to prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus, within thirty (30) days after the date of this Agreement or such earlier date as is reasonably practicable. Each of Parent and the Company shall use commercially reasonable efforts to respond to any comments from the SEC and have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use all commercially reasonable efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock, Parent Exchange Options, Parent Exchange Units and Parent Exchange Warrants in the Merger and in connection with the reservation for issuance of shares of Parent Common Stock that will be subject to such Parent Exchange Options, Parent Exchange Units and Parent Exchange Warrants, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, Company Stock Options, Restricted Stock Unit Awards and Company Warrants as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 and no response to SEC comments thereon shall be made by Parent without the Company’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the Company the opportunity to review and comment thereon, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments thereon made by the Company and its counsel. Parent shall advise the Company promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the Company with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(b) Subject to the exercise of the Company’s rights with respect to a Superior Proposal under Section 5.4(d), the Company shall use commercially reasonable efforts to take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of and schedule a meeting of its stockholders, to be held within forty-five (45) after the Form S-4 is declared effective under the Securities Act or on such earlier date as is reasonably practicable, to consider the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby (the “Company Stockholders’ Meeting”). Prior to the Company Stockholders’ Meeting, the Company shall not approve or authorize any action to be submitted to

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the stockholders of the Company for approval. Subject to Section 5.4(d), the Company will use all commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby, and will take all other action necessary or advisable to secure the vote or consent of its stockholders, as applicable, required by the rules of the NASDAQ or applicable Laws and to obtain such approvals. Notwithstanding anything to the contrary in this Agreement, if on a date for which the Company Stockholders’ Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company shall, if Parent so reasonably requests, adjourn the Company Stockholders’ Meeting (to the extent permitted by applicable Law) for up to fifteen (15) Business Days (or such longer period agreed to in writing by the Company) to solicit additional proxies. Subject to the exercise of the Company’s rights with respect to a Superior Proposal under Section 5.4(d), the Company shall take commercially reasonable efforts to ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with applicable Laws, the rules of the NASDAQ and the Company Organizational Documents. Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby is the only matter, other than any say-on-golden parachute vote that may be required pursuant to Section 14A(b)(2) of the Exchange Act and Rule 14a-21(c) thereunder and a proposal to approve the adjournment of the Company Stockholders’ Meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the Company Stockholders’ Meeting to obtain the Company Stockholder Approval, which the Company shall propose to be acted on by the Company’s stockholders at the Company Stockholders’ Meeting. Except as otherwise contemplated in Section 5.4(d), the Company agrees that its obligations pursuant to this Section 5.5(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Transaction Proposal.

(c) Except to the extent expressly permitted by Section 5.4(d): (i) the Board of Directors of the Company shall recommend that its stockholders vote in favor of the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby at the Company Stockholders’ Meeting, (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of the Company has recommended that the Company’s stockholders vote in favor of adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby at the Company Stockholders’ Meeting (the “Company Board Recommendation”) and (iii) except as expressly permitted by Section 5.4(d), neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent or Merger Sub, the recommendation of the Company’s Board of Directors that the stockholders of the Company vote in favor of the adoption of this Agreement.

(d) Parent, with respect to the action identified in clause (i) below, and the Company and Parent, with respect to the actions identified in clauses (ii) and (iii) below, shall:

(i) promptly prepare and file with the NASDAQ a listing application covering the shares of Parent Common Stock issuable in the Merger and the shares of Parent Common Stock subject to Parent Exchange Options, Parent Exchange Units or Parent Exchange Warrants and use all commercially reasonable efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject only to official notice of issuance;

(ii) cooperate with each other in order to lift any injunctions or remove any other impediment to the consummation of the transactions contemplated hereby; and

(iii) cooperate with each other in obtaining a written opinion of its respective legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, in the case of Parent, and Hogan Lovells US LLP, in the case of the Company (“Tax Counsel”), substantially in the form attached hereto as Exhibit B (each such opinion, a “Tax Opinion”), dated as of the Effective Time, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and Parent and the Company each will be treated as a party to the

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reorganization within the meaning of Section 368(b) of the Code. Each of the Company, Parent and Merger Sub shall cooperate with each Tax Counsel and shall deliver to each Tax Counsel for purposes of each Tax Opinion customary representations and covenants, including those contained in certificates of the Company, Parent, Merger Sub and others, substantially in the form attached hereto as Exhibit C.

(e) Subject to the limitations contained in Section 5.3, the Company and Parent shall each furnish the other and to its counsel all such information as may be required in order to effect the actions specified in Section  5.5(d).

Section 5.6 Employee Matters.

(a) Except as otherwise provided herein, from and after the Effective Time, Parent and Merger Sub shall honor all Company Benefit Plans and Company Individual Agreements disclosed to Parent in accordance with their terms as in effect immediately before the date hereof or as modified after the date hereof through the Effective Time only as permitted by this Agreement; provided that nothing in this Agreement shall be deemed to limit or otherwise impair Parent’s or the Surviving Corporation’s ability to amend or terminate any Company Benefit Plan or Company Individual Agreement at any time in accordance with its applicable terms.

(b) Subject to statutory or other legal requirements and information and consultation obligations, for a period commencing at the Effective Time and ending one year after the Effective Time, Parent, the Company and Merger Sub agree that each employee of the Company or its Subsidiaries who continues in employment with the Surviving Corporation or its Subsidiaries (the “Company Employees”) shall be provided with (i) a base salary or hourly wage rate and commission, bonus opportunity and non-equity based incentives that are comparable in the aggregate to those provided to such Company Employee immediately prior to the Effective Time and (ii) welfare and employee benefits plans, programs and arrangements (it being understood that discretionary equity and equity based awards will remain discretionary) that are substantially similar in the aggregate to those provided to substantially similarly situated employees of Parent or its Subsidiaries provided that nothing contained in this Section 5.6, whether express or implied, shall be deemed to create an obligation of Parent or any of its Subsidiaries to pay or otherwise issue equity awards to any employee or officer of the Company or otherwise create a right for such individuals to receive equity awards from Parent or any of its Subsidiaries; provided, further, that until the first anniversary of the Effective Time, Parent, Merger Sub and the Company agree to honor and keep in effect all severance plans that are applicable to employees and officers of the Company and its Subsidiaries as of the date of this Agreement, to the extent previously provided to Parent.

(c) Parent and its affiliates shall recognize the service of employees with the Company and its Subsidiaries prior to Closing as service with Parent in connection with any 401(k) savings plan and welfare benefit plan or policy (including vacations and severance policies) maintained by Parent or one of its affiliates which is made available following the Effective Time by Parent or one of its affiliates for purposes of satisfying or determining any waiting period, vesting, eligibility or benefit entitlement (but excluding benefit accruals thereunder).

(d) Parent and its affiliates shall use commercially reasonable efforts to (i) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Company Employees under any group health plan (as defined in Section 4980B of the Code) which is made available to such employees following the Effective Time by Parent or one of its affiliates, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employees participated immediately prior to the Effective Time, and (ii) provide credit to Company Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under any group health plan (as defined in Section 4980B of the Code) of the Company and its Subsidiaries during the portion of the relevant plan year including the Effective Time for purposes of any applicable co-payments, deductibles and out-of-pocket expense requirements under any such group health plan of Parent and its affiliates.

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(e) Parent acknowledges that the Company shall be entitled to pay, as of the Closing Date, a pro-rata portion of the annual cash incentive bonuses earned by employees of the Company and its Subsidiaries in respect of the Company’s fiscal year ending December 31, 2011, based on actual performance through the last day of the calendar month preceding the month in which the Closing Date occurs extrapolated through the Closing Date, but otherwise determined consistent with past practice, such portion determined by multiplying the full bonus for each bonus-eligible employee by the quotient of the number of days elapsed in the calendar year through the Closing Date divided by 365; provided, however, that, in the event that the Closing Date occurs in 2012, (i) the payment of annual cash incentive bonuses shall be based on actual performance through December 31, 2011 and shall be paid in accordance with the Company’s past practices, and (ii) the Company shall not be entitled to pay any annual cash incentive bonuses in respect of fiscal year 2012 as of the Closing Date. Any such bonuses shall be payable only to employees who remain employed by the Company or its Subsidiaries as of the Closing Date.

(f) The provisions of this Section 5.6 shall not operate to require Parent to duplicate any payments or benefits payable pursuant to any Company Benefit Plans and Company Individual Agreements or other compensation or benefits plans, policies, programs, agreements or other arrangements of the Surviving Corporation.

(g) The parties acknowledge and agree that all provisions contained in this Section 5.6 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of the Company or its Subsidiaries, or (ii) to continued employment following the Closing Date. Notwithstanding anything in this Section 5.6 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan or any benefit plan of Parent or shall limit the right of the Surviving Corporation or Parent to amend, terminate or otherwise modify any employee benefit plans following the Closing Date.

(h) As soon as reasonably practicable after the expiration or termination of the applicable waiting period under the HSR Act, the Company will provide personnel in Parent’s human resources and information technology departments with access to information, designated as “HR/IT personnel only”, with respect to each Company Employee regarding such Company Employee’s name, position, market location, date of hire, current annual salary, hourly rate of pay and commission and/or bonus arrangement (as applicable).

Section 5.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (1) the occurrence of any event known to it which (A) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on it or (B) has caused, or would reasonably be expected to cause, individually or in the aggregate, any condition set forth in Article VI to be unsatisfied in any material respect at any time prior to the Effective Time; or (2) any action, suit, proceeding, inquiry or investigation pending or, to the knowledge of the Company or Parent, as applicable, threatened which questions or challenges the validity of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice.

Section 5.8 Filings; Other Action.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use all reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) obtaining all necessary actions or nonactions, clearances, waivers, mandatory waiting period terminations or expirations, consents and approvals, including the FCC Consents and PSC Consents, from Governmental Entities (the

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“Governmental Consents”) and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) obtaining all necessary consents, approvals or waivers from third parties, (iii) defending all lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) executing and delivering all additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall:

(i) promptly (but in no event later than fifteen (15) days after the date hereof) make or cause to be made, in consultation and cooperation with the other, (A) an appropriate filing of a notification and report form pursuant to the HSR Act relating to the Merger and (B) all other necessary registrations, declarations, notices and filings relating to the Merger with other Governmental Entities under any other antitrust, competition, trade regulation or similar Laws;

(ii)(A) promptly (but in no event later than August 22, 2011) make or cause to be made, in consultation and cooperation with the other, all applications and other notices and submissions required to be filed with or submitted to the FCC in order to obtain the FCC Consents (the “FCC Submissions”) and required to be filed with or submitted to any State PSCs in order to obtain the PSC Consents listed in Section 5.8(b)(ii)(A) of the Company Disclosure Letter, (B) promptly (but in no event later than thirty (30) days after the date hereof) make or cause to be made, in consultation and cooperation with the other, all applications filed with or submitted to any State PSCs in order to obtain the PSC Consents listed in Section 5.8(b)(ii)(B) of the Company Disclosure Letter (together with the applications or other requests for Consent and notices or other submissions to the State PSCs listed in Section 5.8(b)(ii)(A), the “PSC Submissions”), and (C) respond as promptly as practicable to any additional requests for information received from the FCC or any State PSC by any party to an FCC Submission or PSC Submission; it being understood and agreed that Parent and its Subsidiaries shall have primary control and responsibility, with the assistance and cooperation of the Company, over the FCC Submission and PSC Submission processes; provided that the Company shall, as appropriate, be a joint applicant or petitioner and may be represented by its own counsel with respect to each such filing and shall have a reasonable advance opportunity to review, comment and approve each such filing;

(iii) use all commercially reasonable efforts to cure, not later than the Effective Time, any violations or defaults under the FCC Rules or any State Rules;

(iv) use all commercially reasonable efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, clearances, waivers or approvals are required to be obtained from, any other third parties (including any consents or approvals required under any contract to which a party hereto is bound) or Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (B) timely making all such required or appropriate filings and timely seeking all required or appropriate consents, permits, clearances, authorizations or approvals, and

(v) use all reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the Federal Trade Commission, the Antitrust Division of the Department of Justice, the FCC, any State PSC, or any other person, may assert under a Regulatory Law (as defined in Section 5.8(f)) with respect to the transactions contemplated hereby subject to Section 5.8(f).

(c) The Parties shall keep each other reasonably apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with the efforts referenced above in obtaining all

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Governmental Consents. In that regard, the Parties shall, without limitation: (i) promptly notify each other of, and if in writing furnish each other with copies of (or, in the case of oral communications, advise each other orally of), any material communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement; (ii) permit each other to review and discuss in advance, and consider in good faith the views of each other in connection with, any proposed written or oral communication with any such Governmental Entity with respect to the transactions contemplated by this Agreement, including but not limited to any analyses, appearances, presentations, memoranda, briefs, arguments, material correspondence, and proposals made or submitted to any Governmental Entity regarding the transactions contemplated by this Agreement; (iii) use commercially reasonable efforts to not participate in any meeting or substantive telephone discussion with any such Governmental Entity with respect to the transactions contemplated by this Agreement unless they consult with each other in advance and, to the extent permitted by such Governmental Entity, give each other or their outside counsel the opportunity to attend and participate thereat; (iv) furnish each other with advance copies of all material correspondence, filings (other than their premerger notification reports) and communications between it and any such Governmental Entity with respect to the transactions contemplated by this Agreement and provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such party and any Governmental Entity and any document productions by such party to any Governmental Entity in connection with the premerger notification report filing and otherwise relating to the transactions contemplated by this Agreement; and (v) furnish each other with such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity. Without limiting the generality of the foregoing, the parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 5.8 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.8, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law (as defined in Section 5.8(f) below), each of the Company and Parent shall cooperate in all respects with each other and use all reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.8 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(c) or 7.1(d) so long as such party has, prior to such termination, complied with its obligations under this Section 5.8.

(e) If any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of the Company and Parent shall use all reasonable best efforts to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated hereby by the Outside Date.

(f) Without limiting this Section 5.8, Parent and the Company agree to take any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any Regulatory Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event, no later than the Outside Date (as defined in Section 7.1(b)(i))), including, without limitation, proposing, negotiating, committing to, and effecting by consent decree, hold separate order, or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Parent (or its Subsidiaries) or the Company (or its Subsidiaries) or otherwise taking or committing

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to take actions that limit Parent’s or its Subsidiaries’ freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Parent (or its Subsidiaries) or the Company (or its Subsidiaries) in each case, as may be required in order to obtain any clearances or approvals required to consummate the Merger by the Outside Date, or avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Closing; provided, however, that neither Parent and its Subsidiaries nor the Company and its Subsidiaries shall be required to take any action that would be materially adverse to the business, financial condition or the expected benefits of the Merger to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole. For purposes of this Agreement, “Regulatory Law” means: (i) the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition, whether in the communications industry or otherwise, through merger or acquisition, and (ii) FCC Rules, PSC Rules and any applicable laws, rules, regulations, practices and orders of any other Governmental Entities regulating competition and/or the telecommunication and data communications industry.

Section 5.9 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated hereby, the Company and its Board of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10 Public Announcements. The Company and Parent will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by Law or by obligations pursuant to any listing agreement with any national securities exchange. Parent and the Company agree to issue a press release announcing this Agreement.

Section 5.11 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation and indemnification, including rights to the advancement of expenses, for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), existing as of the date of this Agreement in favor of the current or former directors, officers or employees, as the case may be (the “Indemnified Parties”), of the Company or its Subsidiaries as provided in their respective certificate of incorporation or by-laws or in any agreement disclosed to Parent prior to the date of this Agreement shall survive the Merger and shall continue in full force and effect for a period of six (6) years from and after the Effective Time. For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall (i) honor and maintain the current provisions regarding indemnification of and the advancement of expenses to officers and directors contained in the Company Organizational Documents (or comparable organizational documents) of each of the Company and its Subsidiaries, (ii) maintain in effect any indemnification agreements of the Company and its Subsidiaries with any of their respective directors, officers and employees existing as on the date hereof, and (iii) jointly and severally indemnify, and advance expenses to, the Indemnified Parties to the fullest extent permitted by applicable Law. For purposes of the foregoing, in the event any claim is asserted within the six-year period during which Parent is required to cause the Surviving Corporation to indemnify, advance expenses and maintain the indemnification and advancement arrangements of the Company and its Subsidiaries, all such rights in respect of any such claim shall continue until final disposition thereof. At or before the Effective Time, Parent shall purchase a “tail policy” of at least the same coverage and amounts as the Company’s current policies of directors’ and officers’ liability

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insurance and fiduciary liability insurance and containing terms and conditions which are, in the aggregate, no less advantageous to the insured with respect to claims arising from facts or events that occurred on or before the Effective Time and which cover a period of six (6) years from the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to pay more than 300% of the annual premium paid by the Company for such insurance for the fiscal year ending December 31, 2011 (the “Maximum Amount”) in order to purchase such “tail policy”, and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.11 for equal to or less than the Maximum Amount, it shall obtain as much comparable insurance as possible for an annual premium equal to the Maximum Amount; provided, further, that if Parent fails to purchase the requisite “tail policy” hereunder at or before the Effective Time, then the Company may purchase such “tail policy” hereunder. If such “tail policy” has been obtained by the Company prior to the Effective Time, Parent shall cause such “tail policy” to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 5.11, upon learning of any such Claim, shall promptly notify Surviving Corporation thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party, except to the extent such failure materially prejudices the Surviving Corporation. In the event of any such threatened or actual Claim (whether asserted or arising at or before or after the Effective Time), (A) Parent or the Surviving Corporation shall have the right to assume the defense thereof, with counsel reasonably acceptable to the Indemnified Parties (which acceptance shall not be unreasonably withheld, delayed or conditioned), and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, or between the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all documented fees and expenses of such counsel for the Indemnified Parties within twenty (20) Business Days after statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties (selected by a majority of the applicable Indemnified Persons) in any jurisdiction except to the extent that any two or more Indemnified Parties have a conflict of interest in such Claim, and (B) the Company and, after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) promptly pay expenses in advance of the final disposition of any such threatened or actual Claim to each Indemnified Party to the fullest extent permitted by applicable Law, subject to the receipt of an undertaking by such Indemnified Party to repay such expenses if it is ultimately determined that such Indemnified Party is not entitled to be indemnified; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which prior written consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that the Company and the Surviving Corporation shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification by them of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.11 applies without the consent of each such affected Indemnified Party. The provisions of this Section 5.11 are intended to be for the irrevocable benefit of, and to grant third party beneficiary rights to, each of the Indemnified Parties and their heirs and legal representatives, and shall be binding upon all successors of Parent and the Surviving Corporation. Each of the Indemnified Parties and their respective heirs shall be entitled to enforce the provisions of this Section 5.11.

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(d) The rights of the Indemnified Parties and their heirs and legal representatives under this Section 5.11 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any other applicable Laws.

(e) In the event that, following the Effective Time, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers or conveys all or substantially all of its properties and assets to any person or (iii) commences a dissolution, liquidation, assignment for the benefit of creditors or similar action, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the applicable obligations set forth in this Section 5.11.

Section 5.12 Control of Operations. Nothing contained in this Agreement shall be deemed to give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 5.13 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall use all commercially reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) to or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each officer or director of Parent or the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of Parent or the Company, respectively.

Section 5.14 Financing Commitments and Debt Tender Offer. Parent shall be obligated to take the actions specified in Section 5.14(a) and, at Parent’s written request, the Company shall be obligated to take the actions specified in Section 5.14(b) only until such date (the “Commitment Letter Termination Date”) on which (i) the Company Supplemental Indentures in respect of the 2017 Notes and either of the 2015 Notes or the 2018 Notes and (ii) an amendment (the “Parent Credit Amendment”) to the Second Amended and Restated Credit Agreement, dated as of October 19, 2009 (as amended, supplemented or otherwise modified from time to time, the “Parent Credit Agreement”), among Parent, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (which amendment shall provide for the waiver of Parent’s obligation to cause the Company and its Subsidiaries to become guarantors under the Parent Credit Agreement, the waiver of any breach of the Parent Credit Agreement that may result from operation of the change of control provisions of the Company Indentures and such other related amendments as may be incidental thereto or otherwise necessary to effectuate the Merger, the Company Note Consent Solicitation, the Debt Tender Offer or the other transactions contemplated hereby) shall have been executed and become effective. Parent shall use its commercially reasonable efforts to obtain the Parent Credit Amendment as soon as reasonably practicable following the execution and delivery of this Agreement.

(a) Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including using commercially reasonable efforts to (i) maintain in effect the Commitment Letter, (ii) satisfy on a timely basis all conditions applicable to Parent obtaining the Financing that are within its control, (iii) negotiate definitive agreements with respect to the Financing on the terms and conditions contained in the Commitment Letter, and (iv) to the extent the Parent Credit Amendment shall not have been executed on or prior to the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted by Law) of all of the conditions to Closing set forth in Article VI of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to

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the satisfaction or waiver (to the extent permitted by Law) of those conditions), consummate the Financing as soon as reasonably practicable prior to such third (3rd) Business Day referenced above or during the Marketing Period. Parent shall pay when due all commitment fees arising under the Commitment Letter as and when they become payable. Parent acknowledges and agrees that obtaining the Financing is not a condition to the Closing or the Merger. Without the Company’s prior written consent (which shall not be unreasonably conditioned, withheld or delayed), Parent shall not agree to or permit any amendment, replacement, supplement, or other modification of, or waive any of its material rights under, the Commitment Letter, if such amendment, replacement, supplement or other modification or waiver would reasonably be expected to prevent, materially delay, or materially impede the consummation of the Financing; provided that, for the avoidance of doubt, Parent may (without the prior consent of the Company) replace and amend the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents, or similar entities that had not executed the Commitment Letter as of the date of this Agreement. Upon any such amendment, replacement, supplement, or modification of any of the Commitment Letter in accordance with this Section 5.14(a), the term “Commitment Letter” shall mean the Commitment Letter as so amended, replaced, supplemented, or modified in accordance with this Section 5.14(a), and the term “Financing” shall mean the financing contemplated by the Commitment Letter as so amended, replaced, supplemented or modified; and

(b) The Company shall use its commercially reasonable efforts to commence, as soon as reasonably practicable following the receipt of a written request from Parent to do so (but in no event earlier than thirty (30) days after the date of this Agreement), and to consummate as soon as reasonably practicable thereunder, in accordance with applicable Law, an offer to purchase all of the outstanding aggregate principal amount of each of the Company Notes designated in such written request from Parent, together with, at Parent’s option, a solicitation of consents to amend provisions of the Company Indentures (collectively, the “Debt Tender Offer”), on such terms and conditions, including pricing terms, that are reasonably specified, from time to time, by Parent, and Parent shall assist the Company in connection therewith.

(i) Without Parent’s written consent, but subject to Section 5.14(b)(ii), the Company shall not, and shall cause each of its Subsidiaries not to, amend, waive, extend or agree to pay any amount in connection with any Debt Tender Offer, defeasance or satisfaction and discharge with respect to the Company Notes or the Company Indentures. Notwithstanding the foregoing, (A) the closing of the Debt Tender Offer shall be conditioned on the occurrence of the Closing and funded by amounts provided by Parent and/or one or more of its Subsidiaries, and (B) the Company and its Subsidiaries shall not be required to take any action in violation of Law in connection with the Debt Tender Offer. Immediately prior to the Effective Time, the Company shall accept for payment, and thereafter Parent shall, or shall cause the Surviving Corporation on Parent’s behalf to, promptly pay for all Company Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Tender Offer and to deliver such Company Notes to the applicable trustee for cancellation.

(ii) Parent and the Company shall reasonably cooperate with each other in the preparation of all necessary and appropriate documentation (including, if applicable, all mailings to the holders of the Company Notes and all reports and statements required to be filed with the SEC) in connection with the Debt Tender Offer. Such documentation shall be subject to the prior review of, and comment by, each party and such party’s legal counsel. If at any time prior to the completion of the Debt Tender Offer any information in such documentation is discovered by the Company or Parent that should be set forth in an amendment or supplement to such documentation, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of circumstances under which they are made, not misleading, then the party that discovers such information shall promptly notify the other party thereof, and an appropriate amendment or supplement prepared by the parties (subject to the review of, and comment by, their respective legal counsel) describing such information shall be disseminated by or on behalf of the Company to the holders of the Company Notes.

(iii) Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the Debt Tender Offer process. The Company shall keep Parent

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reasonably informed regarding the status, results and timing of the Debt Tender Offer. If the holders of the requisite percentage of the aggregate principal amount of the outstanding Company Notes needed to consent to amendments of the Company Indentures have so consented, the Company shall promptly execute supplemental indentures to each Company Indenture to effectuate such amendments that will become operative only immediately upon the Effective Time and shall use commercially reasonable efforts to cause the trustee under each such Company Indenture to enter into each such applicable supplemental indenture prior to or substantially simultaneously with the Closing.

(iv) At Parent’s written request, the Company shall, and shall cause its Subsidiaries party to the applicable Company Indenture to, use commercially reasonable efforts to promptly take all actions necessary and required to effect the redemption of any Company Notes that otherwise would remain outstanding at the Closing and the satisfaction and discharge of any Company Indenture with respect to any such Company Notes, which satisfaction and discharge shall be effective upon the Closing; and the Company shall concurrently with the Closing (i) give irrevocable instructions to the trustee under the applicable Company Indenture to mail a notice of redemption to holders of such Company Notes pursuant to such Company Indenture, (ii) deposit in trust all required funds or U.S. Government Obligations (as defined in the applicable Company Indenture) with respect to such redemption as set forth in the applicable Company Indenture and give irrevocable instructions to the trustee under such Company Indenture to apply the deposit toward the payment of such Company Notes upon redemption, (iii) pay or cause to be paid all other sums payable pursuant to such Company Indenture, and (iv) deliver to the trustee under the applicable Company Indenture such “Officer’s Certificates,” “Opinions of Counsel,” any required accountants’ certificates and “Board Resolutions” in connection with a redemption (as such terms are defined in the applicable Company Indenture) in form and substance satisfactory to such trustee as to satisfaction of all conditions precedent to such satisfaction and discharge, such redemption and as to the other matters set forth in the applicable Company Indenture; and the Company shall take all such other actions as are required to satisfy and discharge each such Company Indenture; and the Company shall use commercially reasonable efforts to cause the trustee under each Company Indenture to acknowledge satisfaction and discharge of such Company Indenture in writing concurrently with the Closing and the mailing of the notice of redemption to holders of such Company Notes pursuant to such Company Indenture and the deposit of all required funds or U.S. Government Obligations with respect to such satisfaction and discharge. For the avoidance of doubt, the Company shall not be obligated to make any payments or deposit any funds under this Section 5.14(b)(iv) unless the Company shall have received from Parent the amounts required to deposit with the applicable trustee to pay the redemption price for the applicable Company Notes as required pursuant to the applicable Company Indenture and pay or cause to be paid all other sums payable pursuant to such Company Indenture in connection therewith, and the giving of irrevocable instructions for redemption of such Company Notes shall be conditioned on the occurrence of the Closing.

Section 5.15 Company Note Consent Solicitation. The Company shall use its commercially reasonable efforts to commence within five (5) days after the date of execution of this Agreement or such earlier date as is reasonably practicable, and to consummate as soon as reasonably practicable thereunder, a solicitation of consents to waive the change of control provisions of the Company Indentures in respect of the transactions contemplated hereby (the “Company Note Consent Solicitation”), on such terms and conditions, including pricing terms, that are reasonably specified, from time to time, by Parent, and Parent shall assist the Company in connection therewith.

(a) Without Parent’s written consent, but subject to Section 5.15(b) below, the Company shall not, and shall cause each of its Subsidiaries not to, amend, waive, extend or agree to pay any amount in connection with the Company Note Consent Solicitation.

(b) Parent and the Company shall reasonably cooperate with each other in the preparation of all necessary and appropriate documentation (including, if applicable, all mailings to the holders of the Company

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Notes and, if applicable, all reports and statements required to be filed with the SEC) in connection with the Company Note Consent Solicitation. Such documentation shall be subject to the prior review of, and comment by, each party and such party’s legal counsel. If at any time prior to the completion of the Company Note Consent Solicitation any information in such documentation shall be discovered by the Company or Parent that should be set forth in an amendment or supplement to such documentation, so that such documentation shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of circumstances under which they are made, not misleading, then the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement prepared by the parties (subject to the review of, and comment by, their respective legal counsel) describing such information shall be disseminated by or on behalf of the Company to the holders of the Company Notes.

(c) Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the Company Note Consent Solicitation process. The Company shall keep Parent reasonably informed regarding the status, results and timing of the Company Note Consent Solicitation. If the holders of the requisite percentage of the aggregate principal amount of the outstanding Company Notes needed to waive the change of control provisions of the Company Indentures, have so consented, the Company shall promptly execute supplemental indentures to each such Company Indenture to effectuate the waiver (the “Company Supplemental Indentures”) and shall use commercially reasonable efforts to cause the trustee under each such Company Indenture to enter into each such applicable Company Supplemental Indenture as promptly as practicable.

(d) The Company shall execute (a) (i) a solicitation agent agreement with J.P. Morgan Securities LLC as solicitation agent with respect to the Company Note Consent Solicitation and (ii) a dealer manager agreement with J.P. Morgan Securities LLC as dealer manager with respect to the Debt Tender Offer, in each case on reasonable and customary terms and conditions, and (b) simultaneously with this Agreement, an engagement letter with J.P. Morgan Securities LLC with respect to the foregoing.

Section 5.16 Financing Cooperation. The Company shall provide to Parent, and shall cause the respective officers and employees of the Company, and use its commercially reasonable efforts to cause the Representatives of the Company to provide to Parent, all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with the Financing, the Debt Tender Offer, the Company Note Consent Solicitation, any defeasance or satisfaction and discharge of any Company Notes in accordance with their terms, or any offering of non-convertible debt securities by Parent or its Subsidiaries pursuant to Rule 144A promulgated under the Securities Act (a “High Yield Offering”), including the following: (a) causing the Company’s chief executive officer and chief financial officer to participate in a reasonable number of meetings, presentations, road shows, sessions with rating agencies or other syndication activities, and to participate in reasonable and customary diligence; (b) assisting with the preparation of appropriate and customary materials for rating agency presentations, offering documents, bank information memoranda and similar documents; (c) assisting with the preparation of any pledge and security documents, any supplemental indentures, any loan agreement, currency or interest hedging agreement, and other definitive financing documents on terms satisfactory to Parent, provided that no obligation of the Company under any such document or agreement shall be effective until the Effective Time; (d) furnishing Parent and its financing sources as promptly as reasonably practicable upon request by Parent with (i) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each fiscal quarter ended after the close of its most recent fiscal year and at least forty (40) days prior to the Closing Date, (ii) if the Merger shall not have been consummated on or prior to February 14, 2012, audited consolidated balance sheets and related statements of income and cash flows for the Company for the fiscal year ended December 31, 2011 by no later than February 15, 2012 and (iii) all financial statements, pro forma financial information, financial data, and other information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a registered public offering of non-convertible debt securities of the Company (including for use in Parent’s preparation of pro forma financial statements), to the extent such information is of the type and form customarily included in an offering memorandum for a High Yield Offering,

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or otherwise necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort) with respect to the financial information to be included in such offering memorandum and which, with respect to any interim financial statements, shall have been reviewed by the Company’s independent accountants as provided in Statement on Auditing Standards No. 100; (e) furnishing on a confidential basis to Parent and its financing sources, as promptly as reasonably practicable, with such financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all financial statements and other financial data required by the Commitment Letter (all such information referred to in clauses (d) and (e), together with draft customary “comfort letters” (including as to customary negative assurance comfort and change period) from Company’s independent accountants with respect to any of the information referred to in clauses (d) and (e) above included in any offering documents in connection with the High Yield Offering, which accountants have confirmed that they are prepared to issue upon pricing of any applicable debt securities, the “Required Information”); (f) requesting the Company’s independent accountants to prepare and deliver “comfort letters,” dated the date of each final offering document used in connection with any High Yield Offering (with appropriate bring-down comfort letters delivered on the closing date of any High Yield Offering), in compliance with professional standards and otherwise on terms reasonably acceptable to Parent, as the case may be; (g) requesting that the administrative agent and collateral agent under the Company’s existing credit facilities provide debt payoff letters and related ancillary agreements; (h) providing requested officer’s certificates and representation letters; (i) using commercially reasonable efforts to cause to be prepared and rendered requested solvency opinions and opinions of counsel, in each of the foregoing cases as may be necessary and customary in connection with a financing substantially similar to the Financing or a High Yield Offering; and (j) furnishing, for no fee, to the parties to the Commitment Letter, an electronic version of the Company’s trademarks, service marks and corporate logo solely for use in the marketing materials relating to the Financing; provided that, notwithstanding anything in this Agreement to the contrary, until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (1) be required to pay any commitment or other fee, including consent fees, in connection with the Financing, the Debt Tender Offer, the Company Note Consent Solicitation, or a High Yield Offering that is not paid in advance by Parent on behalf of the Company, (2) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing, or a High Yield Offering, or (3) be required to incur any other liability in connection with the Financing or a High Yield Offering. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses paid to third parties (including advisor’s fees and expenses) incurred by the Company in connection with the cooperation provided in connection with the Financing, the Debt Tender Offer, the Company Note Consent Solicitation, or a High Yield Offering. Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, employees, and Representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing, the Debt Tender Offer, the Company Note Consent Solicitation or a High Yield Offering and any information utilized in connection therewith (other than arising from information provided by the Company, any of its Subsidiaries, or any of their respective Representatives), except in the event such liabilities or losses arose out of or resulted from the willful misconduct, fraud, intentional misrepresentation or gross negligence of the Company, any of its Subsidiaries, or any of their respective Representatives.

Section 5.17 Resignation of Directors of the Company. Prior to the Effective Time, the Company shall cause each member of the Board of Directors of the Company and the Board of Directors of each of the Company’s Subsidiaries to execute and deliver a letter, which shall not be revoked or amended prior to the Effective Time, effectuating his or her resignation as a member of the Board of Directors of the Company or the Board of Directors of such Subsidiary effective immediately prior to the Effective Time.

Section 5.18 Aircraft Lease Agreement. The Company shall use commercially reasonable efforts to cause the Aircraft Lease Agreement, dated January 24, 2011, by and between AR Aircraft Leasing and the Company, to be terminated effective at or prior to the Effective Time, but in no event later than thirty (30) days after the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

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Section 5.19 Company Stockholders’ Agreements. The Company shall use commercially reasonable efforts to cause all Company Stockholders’ Agreements to be terminated prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

Section 5.20 Secretary’s Certificate. On the Closing Date, the Company shall deliver to Parent the following which, in each case, shall be certified as correct and complete as of the Closing Date by the Secretary of the Company: (a) copies of all minutes of meetings and actions by written consent of the respective boards of directors, or other governing body, of each of the Company and its Subsidiaries and all committees thereof from June 1, 2011 through the Closing Date; and (b) copies of all minutes and actions by written consent of the respective stockholders of each of the Company and its Subsidiaries from June  1, 2011 through the Closing Date.

Section 5.21 NASDAQ Listing. Between the date of this Agreement and the Closing Date, each party shall maintain its NASDAQ listing.

Section 5.22 FIRPTA Certificate. The Company shall deliver to Parent at Closing a duly executed certificate that the Company does not constitute a United States real property holding corporation within the meaning of section 897(c)(2) of the Code within the applicable period specified in Section 897(c)(1)(A)(ii) in the form and manner required under section 1.1445-2(c)(3) of the Treasury Regulations.

Section 5.23 Interconnection Agreements. The Company agrees that during the period from the date of this Agreement to the Effective Time, the Company will use commercially reasonable efforts to negotiate replacements of the expiring Interconnection Agreements in the states listed in Section 5.23 of the Company Disclosure Letter with the counterparty indicated in Section 5.23 of the Company Disclosure Letter (the “Expiring Interconnection Agreements”), on reasonable terms including PSC-ordered or FCC-imposed terms. In connection therewith, the Company agrees that it shall keep Parent reasonably informed, on a timely basis, of the status and material terms of such negotiations and consult with Parent with respect to the material terms of any replacements of the Expiring Interconnection Agreements.

Section 5.24 Period End and Audit Cooperation. With respect to any fiscal quarter or year ended prior to the Closing Date for which any SEC reports would be due from the Company or its Subsidiaries after the Closing Date and any audits involving the Company or its Subsidiaries which will continue after the Closing Date, the Company shall, and shall cause its Subsidiaries and Representatives to, (i) use commercially reasonable efforts from the date hereof through the Closing Date to prepare and coordinate such SEC reports or audits, as applicable, in substantially the same manner as they would be prepared or coordinated by the Company if they were due or completed prior to the Closing Date and (ii) use commercially reasonable efforts to facilitate the transfer to Parent of all material documentation necessary for the preparation and coordination of such SEC reports or audits, as applicable, in connection with the Closing.

Section 5.25 Certain Agreements. Between the date of this Agreement and the Closing Date, the Company shall, and shall cause its Subsidiaries, to consult with Parent regarding any action to be taken or decision to be made with respect to the agreements listed on Schedule 3.20(c) of the Company Disclosure Letter and, if requested by Parent, the Company shall use commercially reasonable efforts to take all actions (including, without limitation, delivery of a notice of termination) reasonably necessary to cause any such agreements to be terminated at such time as Parent and Company shall mutually agree prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

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ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained, all in accordance with applicable Law.

(b) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or Governmental Entity which prohibits the consummation of the Merger or the issuance of Parent Common Stock in the Merger, and shall continue to be in effect.

(c) The Form S-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending such effectiveness shall have been issued and remain in effect.

(d) The shares of Parent Common Stock issuable in the Merger and the shares of Parent Common Stock subject to Parent Exchange Options, Parent Exchange Units or Parent Exchange Warrants shall have been approved for listing on the NASDAQ, subject only to official notice of issuance.

(e) The waiting periods applicable to the Merger under the HSR Act shall have expired or been earlier terminated.

(f) The FCC Consents requested in the FCC Submissions, as further set forth in Section 6.1(f) of the Company Disclosure Letter and Section 6.1(f) of the Parent Disclosure Letter, shall have been obtained from, or in the case of FCC Consents that only require notification to the FCC, made to, the FCC, and any conditions thereof shall have been satisfied and such FCC Consents shall be in full force and effect.

(g) The PSC Consents set forth in Section 6.1(g) of the Company Disclosure Letter and Section 6.1(g) of the Parent Disclosure Letter shall have been obtained from, or in the case of PSC Consents that only require notification to a State PSC, made to, the applicable State PSCs, and any conditions thereof shall have been satisfied and such PSC Consents shall be in full force and effect.

(h) The additional Consents set forth in Section 6.1(h) of the Company Disclosure Letter and Section 6.1(h) of the Parent Disclosure Letter shall have been granted and any conditions therein shall have been satisfied, and all such Consents shall be in full force and effect.

(i) Each of the Company and Parent shall have received a Tax Opinion of its respective Tax Counsel, dated as of the Effective Time, substantially in the form attached hereto as Exhibit B. The opinion conditions referred to in this Section 6.1(i) shall not be waivable after receipt of the Company Stockholder Approval, unless further approval of the stockholders of the Company or Parent, as the case may be, is obtained with appropriate disclosure.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment of the following conditions:

(a) (i) The representations and warranties of Parent contained herein (other than the representation and warranties set forth in Section 4.2(a), the first sentence of Section 4.2(c) and Section 4.3(a)) shall be true and correct as of the Effective Time with the same effect as though made as of the Effective Time except (x) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Effective Time and (y) where any such failure of

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the representations and warranties in the aggregate to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (without giving effect to any “materiality” or “Material Adverse Effect” qualifications contained therein); and (ii) the representations and warranties of Parent set forth in Section 4.2(a), the first sentence of Section 4.2(c) and Section 4.3(a) shall be true and correct in all material respects both when made and at and as of the Effective Time except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Effective Time;

(b) Parent shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Since the date of this Agreement, there shall have been no event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and

(d) Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its Chief Executive Officer or any Executive Vice President certifying to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment of the following conditions:

(a) (i) The representations and warranties of the Company contained herein (other than the representations and warranties in Section 3.2(a), the first sentence of Section 3.2(c), Section 3.3(a), the first sentence of Section 3.21(d) and the first sentence of Section 3.29) shall be true and correct as of the Effective Time with the same effect as though made as of the Effective Time, except (x) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and (y) where any such failure of the representations and warranties in the aggregate to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (without giving effect to any “materiality” or “Material Adverse Effect” qualifications contained therein); and (ii) the representations and warranties of the Company set forth in Section 3.2(a), the first sentence of Section 3.2(c), Section 3.3(a), the first sentence of Section 3.21(d) and the first sentence of Section 3.29 shall be true and correct in all material respects both when made and at and as of the Effective Time except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date and not as of the Effective Time;

(b) The Company, shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Since the date of this Agreement, there shall have been no event, occurrence, development or state of circumstances or facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and

(d) The Company shall have delivered to Parent (i) a certificate, dated the Closing Date and signed by its Chief Executive Officer or Executive Vice President, certifying to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied, and (ii) certificates, dated the Closing Date and signed by its Secretary, as to the matters set forth in Sections 5.20 and 5.22.

(e) The energy business-related PSC Consents requested in the PSC Submissions set forth in Section 6.3(e) of the Parent Disclosure Letter, shall have been obtained from, or in the case of PSC Consents that only require notification to a State PSC, made to, the applicable State PSCs, and any conditions thereof shall have been satisfied and such PSC Consents shall not have been revoked.

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ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, which action (A) in the case of Sections 7.1(a), (b)(i), (b)(ii), (c) and (d), may be taken or authorized before or after the Company Stockholder Approval, (B) in the case of Section 7.1(e) and (f), may be taken or authorized only before the Company Stockholder Approval:

(a) by mutual written consent of the Company and Parent, if the Board of Directors of each so determines;

(b) by written notice of either the Company or Parent (as authorized by the Board of Directors of the Company or Parent, as applicable):

(i) if the Merger shall not have been consummated on or before the latest of (x) January 31, 2012, (y) the first (1st) Business Day after the end of any Marketing Period commenced on or before January 31, 2012, and (z) the tenth (10th) Business Day of any Alternative Financing Marketing Period commenced during any Marketing Period that commenced on or before January 31, 2012 (subject to extension as provided in the second proviso below of this Section 7.1(b)(i)) after the date of this Agreement (the latest of such dates, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such Outside Date; and, provided further that if on the Outside Date all conditions to consummation of the transactions contemplated hereby set forth in Article VI of this Agreement (other than those that by their terms are to be satisfied at the Closing) are satisfied except that the Company or Parent shall not yet have obtained any FCC Consent or PSC Consent, then the Outside Date shall be automatically extended until the latest of (x) March 30, 2012, (y) the first (1st) Business Day after the end of any Marketing Period commenced after January 31, 2012 but on or before March 30, 2012, and (z) the tenth (10th) Business Day of any Alternative Financing Marketing Period commenced during any Marketing Period that commenced after January 31, 2012 but on or before March 30, 2012;

(ii) if a Governmental Entity that is of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its commercially reasonable efforts to contest, appeal and remove such order, decree or ruling in accordance with Section 5.8; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting, or at any adjournment, postponement or continuation thereof, at which the vote was taken; provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to the Company if the failure to obtain the Company Stockholder Approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of its obligations under Sections 5.4 or 5.5 of this Agreement.

(c) by the Company (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach, if such breach shall be incapable of being cured or shall not have been cured in all material respects within the earlier of the Outside Date or thirty (30) days after written notice thereof shall have been received by Parent; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c) if the Company is

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then in material breach of any of its representations, warranties, covenants or agreements such that the conditions in Sections 6.3(a) and 6.3(b) are incapable of being satisfied;

(d) by Parent (as authorized by its Board of Directors) upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach, if such breach shall be incapable of being cured or shall not have been cured in all material respects within the earlier of the Outside Date or thirty (30) days after written notice thereof shall have been received by the Company; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if Parent is then in material breach of any of its representations, warranties, covenants or agreements such that the conditions in Sections 6.2(a) and 6.2(b) are incapable of being satisfied;

(e) by Parent (as authorized by its Board of Directors), at any time prior to the Company Stockholder Approval, if the Company, the Company’s Board of Directors or any committee thereof, for any reason, shall have effected an Adverse Recommendation Change; or

(f) by the Company, at any time prior to the Company Stockholder Approval, if (i) the Company receives an Alternative Transaction Proposal that the Board of Directors of the Company determines constitutes a Superior Proposal in accordance with Section 5.4; (ii) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning the transaction that constitutes a Superior Proposal; (iii) the Company has complied in all material respects with its obligations under Section 5.4(d); and (iv) the Company, at or prior to any termination of this Agreement pursuant to this Section 7.1(f), pays to Parent the Company Termination Fee.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either Parent or Company as provided in Section 7.1 of this Agreement and, if applicable, any payment by the Company of a Company Termination Fee or Parent Expenses, as applicable, this Agreement shall forthwith become void and there shall be no liability on the part of any of the parties or their respective Subsidiaries, officers or directors except (i) as set forth in Section 5.3(e), Section 5.10, this Section 7.2, Section 7.3 and Article VIII (other than Section 8.1) to the extent applicable to such surviving sections, each of which shall survive termination of this Agreement, and (ii) that nothing herein, including payment of the Company Termination Fee, shall relieve any party from any further liability for any intentional breach by such party of any representation or warranty of such party contained herein or any covenant or agreement of such party contained herein. No termination of this Agreement shall affect the obligations of the parties contained in the Non-Disclosure Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms. For purposes of the foregoing, “intentional breach” shall mean a material breach that is a consequence of an act knowingly undertaken by the breaching party with the intent of causing a breach of this Agreement. Unless otherwise provided herein, payments made pursuant to Section 7.3 shall be in addition to any other rights, remedies and relief of the parties hereto or with respect to the subject matter of this Agreement.

Section 7.3 Payments.

(a) Company Termination Fee. In the event that (i) this Agreement is terminated by Parent pursuant to Section 7.1(e) or by the Company pursuant to Section 7.1(f) or (ii) (A) any person shall have made an Alternative Transaction Proposal for the Company after the date hereof which proposal has been publicly disclosed and not withdrawn and, thereafter, this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) or (iii) and (B) within nine (9) months after the termination of this Agreement, an Alternative Transaction shall have been consummated or any definitive agreement with respect to such Alternative Transaction shall have been entered into, the Company shall pay Parent a fee equal to $40 million in immediately available funds (the “Company Termination Fee”) simultaneously with such termination, in the case of a termination described in clause (i) above, or promptly upon such fee becoming payable under clause (ii) above, in the event of a termination described in clause (ii) above. For the purposes of the foregoing clause (ii)(B) above, the term

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“Alternative Transaction” shall have the meaning assigned to such term in Section 5.4(f)(i) of this Agreement except that the references to “20%” in the definition of “Alternative Transaction” in Section 5.4(f)(i) of this Agreement shall be deemed to be references to “50%.”

(b) Parent Expenses. In the event that Parent or the Company have terminated the Agreement pursuant to Section 7.1(b)(i) or (iii) after any person shall have made an Alternative Transaction Proposal for the Company, which proposal has been publicly disclosed and not withdrawn, then at the time of such termination the Company shall pay to Parent an amount equal to all reasonably documented fees and expenses incurred by Parent or its Subsidiaries in connection with this Agreement and the transactions contemplated hereby, including without limitation all reasonable out-of-pocket fees and expenses (including all reasonable fees and expenses of outside counsel, accountants, investment bankers, experts and consultants to Parent or its Subsidiaries) incurred by or on behalf of Parent or its Subsidiaries in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”); provided, however, that the amount of Parent Expenses required to be paid under this Section 7.3(b) shall not exceed $15 million in the aggregate. In the event that the Company Termination Fee later becomes payable by the Company pursuant to Section 7.3(a) then the Parent Expenses to the extent previously paid by the Company pursuant to this Section 7.3(b) shall be credited against the Company Termination Fee then payable.

(c) Interest and Costs; Other Remedies. All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated by the party to receive payment. The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to pay the Company Termination Fee in a timely manner and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for failure to pay such amount, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Company Termination Fee at the rate of interest per annum publicly announced by JPMorgan Chase Bank, N.A. (or any successor thereto or other major money center commercial bank agreed to by the parties hereto) as its prime rate at its principal office in New York City, as in effect on the date such payment was required to be made. It is acknowledged and agreed that payment of the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable; provided, however, that the foregoing shall not limit Parent’s or Merger Sub’s rights with respect to any liabilities or damages incurred or suffered by such party to the extent recovery is otherwise permitted under Section 7.2.

Section 7.4 Amendment or Supplement. At any time before or after approval of the matters presented in connection with the Merger by the respective stockholders of the Company and Parent and prior to the Effective Time, this Agreement may be amended or supplemented in writing by the Company and Parent with respect to any of the terms contained in this Agreement, except that following approval by the stockholders of the Company and Parent there shall be no amendment or change to the provisions hereof which by Law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval nor any amendment or change not permitted under applicable Law.

Section 7.5 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, the Company and Parent may:

(a) extend the time for the performance of any of the obligations or acts of the other party;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein.

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Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.

Section 8.2 Expenses. Except as set forth in Section 7.2, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that (i) expenses incurred in connection with the printing, filing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be paid by the Company and (ii) expenses incurred in connection with compliance with and filings under the HSR Act, the Company Note Consent Solicitation and the Debt Tender Offer shall be paid by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more consecutive counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

Section 8.5 Jurisdiction; Enforcement.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware in and for New Castle County (the “Chancery Court”) or, if the Chancery Court lacks subject matter jurisdiction, in any court of the United States located in the State of Delaware or in any other Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Chancery Court or, if the Chancery Court lacks subject matter jurisdiction, any federal court located in the State of Delaware or any other Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Chancery Court or, if the Chancery Court lacks subject matter jurisdiction, a federal or state court sitting in the State of Delaware.

(b) Notwithstanding anything herein to the contrary, the parties hereto acknowledge and irrevocably agree (i) that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Commitment Letter, the Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Action to

66

the exclusive jurisdiction of such court, (ii) not to bring or permit any of their affiliates to bring or support anyone else in bringing any such Action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 8.7 shall be effective service of process against them for any such Action brought in any such court, (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Action in any such court, (v) to waive and hereby waive any right to trial by jury in respect of any such Action, (vi) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (vii) that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State, and (viii) that the Financing Sources are express third party beneficiaries of, and may enforce, any provisions in this Agreement reflecting the foregoing agreements. For purposes of this Section 8.5(b), (i) “Action” means any lawsuit, claim, complaint, action, formal investigation or proceeding before or by any Governmental Entity, and (ii) “Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Financing, the Commitment Letter or other financings in connection with the transactions contemplated hereby, including the parties named in Section 4.14(a), and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

Section 8.6 Waiver of Jury Trial. EACH OF PARENT, THE COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, THE COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 8.7 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212

Attention: Chief Executive Officer and General Counsel

(with a copy to the Corporate Secretary)

Telecopy: (501) 748-7400

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

Wilmington, Delaware 19801

Attention: Robert B. Pincus, Esq.

                    Steven J. Daniels, Esq.

Telecopy: (302) 651-3001

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To the Company:

PAETEC Holding Corp.

600 Willowbrook Office Park

Fairport, New York 14450

Attention: Chief Executive Officer and General Counsel

(with a copy to the Corporate Secretary)

Telecopy: (585) 340-2563

With a copy to:

Hogan Lovells US LLP

555 13th Street, NW

Washington, DC 20004

Attention: Joseph E. Gilligan, Esq.

                    Paul D. Manca, Esq.

                    Richard J. Parrino, Esq.

Telecopy: (202) 637-5910

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court sitting in New Castle County, Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b)  any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.10 Date for Any Action. In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 8.11 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.12 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto), the Non-Disclosure Agreement and the Voting Agreements constitute the entire agreement,

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and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except as set forth in Section 8.5(b) with respect to the Financing Sources, nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for (i) the rights, benefits and remedies granted to the Indemnified Parties under Section 5.11, (ii) the rights of the holders of Company Common Stock to receive the Merger Consideration, and the rights of holders of Company Stock Options, Restricted Stock Unit Awards and Company Warrants to receive the consideration specified in Section 2.3 in accordance with the provisions of this Agreement, and (iii) the right of the Company, on behalf of the holders of Company Common Stock and holders of Company Stock Options, Restricted Stock Unit Awards and Company Warrants, to pursue claims for damages and other relief, including equitable relief, for Parent’s or Merger Sub’s intentional breach of any representation or warranty of such party contained herein or any covenant or agreement of such party contained herein, to the extent recovery is otherwise permitted under Section 7.2.

Section 8.13 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership). References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “consistent with past practice” shall mean consistent with past practice including as to time, frequency and amount. References in the Agreement to “person” shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without

69

limitation, a Governmental Entity. References in this Agreement to “knowledge”, with respect to the Company, shall mean the knowledge of the persons listed in Section 8.15(a) of the Company Disclosure Letter after reasonable inquiry, and with respect to Parent, shall, mean the knowledge of the persons listed in Section 8.15(a) of the Parent Disclosure Letter after reasonable inquiry, and for these purposes an individual will be deemed to have knowledge of a particular fact or other matter if such individual is actually aware of such fact or other matter. References in this Agreement (except as specifically otherwise defined) to “made available” shall mean posted to the data room utilized by the parties in connection with the Agreement or otherwise delivered to Parent or its Representatives. References in the Agreement to “the transactions contemplated by this Agreement” or “the transactions contemplated hereby” shall not be deemed to include the Financing unless otherwise expressly provided herein.

(b) Each of the following terms is defined on the pages set forth opposite such term:

2015 Indenture	28
2015 Notes	28
2017 Indenture	28
2017 Notes	28
2018 Indenture	28
2018 Notes	28
Action	67
Adverse Recommendation Change	44
affiliates	69
Agent Plan Warrant	8
Agreement	1
Alternative Financing Marketing Period	2
Alternative Transaction	46
Alternative Transaction Proposal	46
Business Day	2
Certificate of Merger	3
Certificates	4
Chancery Court	66
Claims	19
Closing	2
Closing Date	2
Code	1
Commitment Letter	35
Commitment Letter Termination Date	55
Communications Act	25
Company	1
Company Affiliate Transactions	26
Company Agent Plans	11
Company Benefit Plans	17
Company Board Recommendation	48
Company Book-Entry Shares	4
Company Common Stock	4
Company Disclosure Letter	9
Company Employees	49
Company Environmental Claims	16
Company Equity Plans	11
Company FCC Consents	13
Company Incentive Plans	11
Company Indentures	28

Company Individual Agreement	17
Company Licenses	25
Company Material Contracts	24
Company Non-Controlling Interest Business	11
Company Note Consent Solicitation	57
Company Notes	28
Company Organizational Documents	10
Company PCS Consents	13
Company Permits	16
Company Preferred Stock	10
Company Qualified Plans	17
Company SEC Documents	14
Company Stock Awards	12
Company Stock Option	8
Company Stockholder Agreements	24
Company Stockholder Approval	23
Company Stockholders’ Meeting	47
Company Supplemental Indentures	58
Company Termination Fee	64
Company Warrant	8
Consent	13
consistent with past practice	69
control	69
Current Offering	8
Debt Tender Offer	56
DGCL	1
Effect	10
Effective Time	3
Environmental Laws	16
ERISA	16
ESPP	8
Exchange Act	13
Exchange Agent	5
Exchange Fund	5
Exchange Ratio	4
Expiring Interconnection Agreements	60
FCC	13
FCC Consents	31

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FCC Rules	25
FCC Submissions	51
Financing	56
Financing Sources	67
Form S-4	19
GAAP	14
Governmental Consents	51
Governmental Entity	13
Hazardous Materials	16
Hedge Agreement	24
High Yield Offering	58
HSR Act	13
Indebtedness	40
Indemnified Parties	53
Intellectual Property	23
intentional breach	64
Interconnection Agreements	27
knowledge	70
Laws	15
Liens	11
made available	70
Marketing Period	2
Material Adverse Effect	10
Maximum Amount	54
Merger	1
Merger Consideration	4
Merger Sub	1
NASDAQ	7
Network Facilities	27
Non-Disclosure Agreement	43
Non-Plan Warrant	8
Notice Period	45
Outside Date	63
Parent	1
Parent Certificates	5
Parent Common Stock	29
Parent Credit Agreement	55
Parent Credit Amendment	55
Parent Disclosure Letter	29
Parent Environmental Claims	36
Parent Equity Plan	30
Parent Exchange Option	8

Parent Exchange Unit	8
Parent Exchange Warrant	9
Parent Expenses	65
Parent FCC Consents	31
Parent Licenses	31
Parent Non-Controlling Interest Business	30
Parent Organizational Documents	31
Parent PCS Consents	31
Parent Permits	33
Parent Preferred Stock	29
Parent SEC Documents	32
Permitted Liens	12
person	69
Proxy Statement	20
PSC Consents	31
PSC Rules	25
PSC Submissions	51
Regulatory Law	53
Representatives	42
Required Information	59
Restricted Payment Availability	28
Restricted Stock Unit Award	8
Sarbanes-Oxley Act	14
SEC	13
Securities Act	13
State PSCs	25
State Telecommunications Laws	25
Subsequent Company SEC Documents	14
Subsequent Parent SEC Documents	32
Subsidiaries	69
Superior Proposal	46
Surviving Corporation	2
Tax Authority	21
Tax Counsel	48
Tax Opinion	48
Tax Return	21
Taxes	21
Telecommunications Act	27
Termination Date	37
UNEs	27
Voting Agreement	1
WARN Act	22

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

WINDSTREAM CORPORATION

By:	/s/ Jeffery R. Gardner
Name: Jeffery R. Gardner
Title: President and Chief Executive Officer

PEACH MERGER SUB, INC.

By:	/s/ John P. Fletcher
Name: John P. Fletcher
Title: Executive Vice President, Secretary and General Counsel

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

PAETEC HOLDING CORP.

By:	/s/ Arunas A. Chesonis
Name: Arunas A. Chesonis
Title: President and Chief Executive Officer

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Annex B

VOTING AGREEMENT

VOTING AGREEMENT (this “Agreement”) dated as of July 31, 2011, is by and among Windstream Corporation, a Delaware corporation (“Parent”), Peach Merger Sub, Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and each person (as defined in the Merger Agreement) listed on the signature page hereof as a stockholder (each, a “Stockholder” and, collectively, the “Stockholders”). For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and between Parent, Merger Sub, and PAETEC Holding Corp., a Delaware corporation (the “Company”).

RECITALS

A. Each Stockholder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) and is entitled to dispose of (or to direct the disposition of) and to vote (or to direct the voting of) the number of shares of common stock, par value $.01 per share, of the Company (the “Company Common Stock”) set forth opposite such Stockholder’s name on Schedule A hereto (such shares of Company Common Stock, together with all other shares of capital stock of the Company acquired by any Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Shares”).

B. Concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and the Company are entering into the Merger Agreement providing for the merger of Merger Sub with and into the Company, with the Company surviving the Merger (the “Merger”) upon the terms and subject to the conditions set forth therein.

C. As a condition to entering into the Merger Agreement, Parent and Merger Sub have required that the Stockholders enter into this Agreement, and the Stockholders desire to enter into this Agreement to induce Parent and Merger Sub to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Representations and Warranties of Each Stockholder.

Each Stockholder severally (and not jointly) represents and warrants to Parent and Merger Sub as follows:

(a) Due Authorization and Organization. Such Stockholder, if such Stockholder is an entity as opposed to an individual, is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable). Such Stockholder has all requisite legal power (corporate or other) and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder enforceable in accordance with its terms, subject to (i) bankruptcy, insolvency, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

(b) No Conflicts. (i) No filing by such Stockholder with any governmental body or authority, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall

(A) conflict with or result in any breach of the organizational documents of such Stockholder, if such Stockholder is an entity as opposed to an individual, (B) result in, or give rise to, a violation or breach of or a default under (with or without notice or lapse of time, or both) any of the terms of any material contract, trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease, permit, understanding, agreement or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of its Subject Shares or assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not reasonably be expected to prevent such Stockholder from performing its obligations under this Agreement.

(c) The Subject Shares. Schedule A sets forth, opposite such Stockholder’s name, the number of Subject Shares over which such Stockholder has record or beneficial ownership as of the date hereof. As of the date hereof, such Stockholder is the record or beneficial owner of the Subject Shares denoted as being owned by such Stockholder on Schedule A and has the sole power to vote (or cause to be voted) such Subject Shares. Except as set forth on such Schedule A, neither such Stockholder nor, if such Stockholder is an entity as opposed to an individual, any controlled affiliate of such Stockholder owns or holds any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company. Such Stockholder has good and valid title to the Subject Shares denoted as being owned by such Stockholder on Schedule A, free and clear of any and all pledges, mortgages, liens, charges, proxies, voting agreements, encumbrances, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement, as disclosed on Schedule A, or as would not prevent such Stockholder from performing its obligations under this Agreement.

(d) Reliance By Parent and Merger Sub. Such Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

(e) Litigation. As of the date hereof, there is no action, proceeding or investigation pending or threatened against such Stockholder that questions the validity of this Agreement or any action taken or to be taken by such Stockholder in connection with this Agreement.

2.	Representations and Warranties of Parent.

Each of Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Stockholders as follows:

(a) Due Authorization and Organization. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub enforceable in accordance with its terms, subject to (i) bankruptcy, insolvency, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

(b) Conflicts. (i) No filing by Parent or Merger Sub with any governmental body or authority, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by Parent or Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby or compliance by Parent and Merger Sub with any of the provisions hereof shall (A) conflict with or result in any breach of the certificate of incorporation or by-laws of Parent or Merger Sub, (B) result in, or give rise to, a violation or breach of or a default under (with or without notice or lapse of time, or both) any of the terms of any material contract, loan or credit agreement, note, bond, mortgage, indenture, lease, permit, understanding, agreement or other instrument or obligation to which Parent or

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Merger Sub is a party or by which Parent or Merger Sub or any of their respective assets may be bound, or (C) violate any applicable order, writ, injunction, decree, judgment, statute, rule or regulation, except for any of the foregoing as would not prevent Parent or Merger Sub from performing its obligations under this Agreement.

(c) Reliance by the Stockholders. Each of Parent and Merger Sub understands and acknowledges that the Stockholders are entering into this Agreement in reliance upon the execution and delivery of the Merger Agreement by Parent and Merger Sub.

3.	Covenants of Each Stockholder.

Until the termination of this Agreement in accordance with Section 5, each Stockholder, in its capacity as such, agrees as follows:

(a) At the Company Stockholders’ Meeting or at any adjournment, postponement or continuation thereof or at any other stockholder meeting of the Company occurring prior to the Company Stockholders’ Meeting upon which a vote or other approval with respect to the Merger Agreement is sought, each Stockholder shall vote (or cause to be voted) the Subject Shares held by such Stockholder (i) in favor of the adoption of the Merger Agreement; and (ii) against any Alternative Transaction Proposal or Alternative Transaction or any other action which would reasonably be expected to adversely affect or interfere with the consummation of the transactions contemplated by the Merger Agreement. Any such vote shall be cast in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote. Each Stockholder agrees not to enter into any agreement or commitment with any person the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Section 3(a).

(b) Each Stockholder agrees not to, directly or indirectly, (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a “Transfer”) or enter into any agreement, option or other arrangement with respect to, or consent to a Transfer of, or convert or agree to convert, any or all of the Subject Shares to any person, other than in accordance with the Merger Agreement, or (ii) grant any proxies (other than the Company proxy card in connection with the Company Stockholders’ Meeting or at any other stockholders’ meeting of the Company if and to the extent such proxy is consistent with the Stockholder’s obligations under Section 3(a) hereof), deposit any Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of the Subject Shares, other than pursuant to this Agreement. Such Stockholder further agrees not to commit or agree to take any of the foregoing actions or take any action that would have the effect of preventing, impeding, interfering with or adversely affecting its ability to perform its obligations under this Agreement.

(c) Such Stockholder shall not, nor shall such Stockholder permit any controlled affiliate of such Stockholder to, nor shall such Stockholder act in concert with or permit any controlled affiliate to act in concert with any person to make, or in any manner participate in, directly or indirectly, a “solicitation” (as such term is used in the rules of the Securities and Exchange Commission) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Company Common Stock intended to facilitate any Alternative Transaction Proposal or Alternative Transaction or to cause stockholders of the Company not to vote to adopt the Merger Agreement. Such Stockholder shall not, and shall direct any investment banker, attorney, agent or other adviser or representative of such Stockholder not to, directly or indirectly enter into, solicit, initiate, conduct or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or provide any information to, any person, other than Parent or Merger Sub, relating to any Alternative Transaction Proposal. Each Stockholder hereby represents that, as of the date hereof, it is not engaged in discussions or negotiations with any party other than Parent, Merger Sub and the Company with respect to any Alternative Transaction Proposal.

(d) Section 3(b) shall not prohibit a transfer of Subject Shares by any Stockholder (i) if such Stockholder is an individual, (A) to any member of such Stockholder’s immediate family, or to a trust for the

3

benefit of such Stockholder or any member of such Stockholder’s immediate family, or (B) upon the death of such Stockholder, or (ii) if such Stockholder is a partnership, limited liability company or trust, to one or more partners, members or beneficiaries of such Stockholder or to an affiliated person (as defined in the Merger Agreement) under common control with such Stockholder; provided, however, that a transfer referred to in clauses (i) and (ii) of this sentence shall be permitted only if, as a precondition to such transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement.

(e) Section 3(b) shall not prohibit (i) the exercise by such Stockholder of any option to acquire shares of Company Common Stock held by such Stockholder and disclosed in the footnote to Schedule A and (ii) the subsequent sale of any Subject Shares issued to such Stockholder upon such exercise; provided, however, that the number of Subject Shares held by such Stockholder shall at no time prior to the Company Stockholders’ Meeting be less than the number of Subject Shares disclosed in Schedule A as being held by the Stockholder (excluding, for this purpose, any Subject Shares that are beneficially owned by the Stockholder by virtue of the Stockholder’s right to acquire such shares within sixty (60) days after the date hereof); and provided, further, that to the extent reasonably practicable such Stockholder shall not sell any Subject Shares acquired upon the exercise of options until after the Company Stockholders’ Meeting, except to the extent that (x) it is reasonably certain that the FCC Consents and PSC Consents (each as defined in the Merger Agreement) will occur in advance of the Company Stockholders’ Meeting or (y) such sale is necessary to mitigate the impact on such Stockholder of Section 409A of the Internal Revenue Code of 1986, as amended.

4.	Stockholder Capacity.

No Person executing this Agreement, or any officer, director, partner, employee, agent or representative of such Person, who is or becomes during the term of this Agreement a director, officer or fiduciary of the Company shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director, officer or fiduciary of the Company. Each Stockholder is entering into this Agreement solely in his or her capacity as the record holder or beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder’s Subject Shares and nothing herein shall limit or affect any actions taken by a Stockholder, or any officer, partner, member or employee, as applicable, of such Stockholder, in his or her capacity as a director, officer or fiduciary of the Company. Each Stockholder shall have no liability to Parent or Merger Sub under this Agreement as a result of any action or inaction by such Stockholder, or any officer, partner, member or employee, as applicable, of such Stockholder, serving on the Company’s Board of Directors acting in such Person’s capacity as a director or fiduciary of the Company, it being understood that any action taken by a Person in such capacity to approve an Adverse Recommendation Change (as defined in the Merger Agreement) shall have no effect on the obligations of such Stockholder under this Agreement as the record holder or beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder’s Subject Shares if this Agreement has not been terminated in accordance with its terms.

5.	Termination.

This Agreement shall terminate (i) upon the earlier of (A) the approval and adoption of the Merger Agreement at the Company Stockholders’ Meeting and (B) the termination of the Merger Agreement in accordance with its terms by any party thereto for any reason, or (ii) at any time upon notice by Parent or Merger Sub to the Stockholders. No party hereto shall be relieved from any liability for intentional breach of this Agreement by reason of any such termination. Notwithstanding the foregoing, Sections 7 through 18, inclusive, of this Agreement shall survive the termination of this Agreement.

6.	Publication.

Each Stockholder hereby authorizes Parent, Merger Sub and the Company to publish and disclose in the Proxy Statement/Prospectus and the Registration Statement (including any and all documents and schedules

4

filed with the Securities and Exchange Commission relating thereto) its identity and ownership of shares of Company Common Stock and the nature of its commitments, arrangements and understandings pursuant to this Agreement.

7.	Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.

8.	Jurisdiction; Waiver of Jury Trial.

(a) Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a federal or state court sitting in the State of Delaware.

(b) Each of the parties hereto irrevocably waives all right to trial by jury in any action, suit, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof.

9.	Specific Performance.

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity.

10.	Amendment, Waivers, Etc.

This Agreement may be amended by Parent, Merger Sub and the Stockholders at any time before or after adoption of the Merger Agreement by the stockholders of the Company; provided, however, that after such adoption, no amendment shall be made that by Law or in accordance with the rules of any relevant stock exchange or automated inter-dealer quotation system requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by Parent, Merger Sub and the Stockholders. At any time prior to the Effective Time, Parent, Merger Sub and the Stockholders may, to the extent legally permitted, (i) extend the time for the performance of any of the obligations or acts of the other party; (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any of the agreements or conditions of the other party contained herein; provided, however, that no failure or delay by Parent, Merger Sub or the Stockholders in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of Parent, Merger Sub or the Stockholders to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

11.	Assignment; No Third Party Beneficiaries.

Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of all of the

5

other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than Parent, Merger Sub and the Stockholders and their respective successors and permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no Person (other than as so specified) shall be deemed a third party beneficiary under or by reason of this Agreement.

12.	Notices.

All notices, consents, requests, instructions, approvals and other communications provided for in this Agreement shall be in writing and shall be deemed validly given upon personal delivery or one day after being sent by overnight courier service or by telecopy (so long as for notices or other communications sent by telecopy, the transmitting telecopy machine records electronic conformation of the due transmission of the notice), at the following address or telecopy number, or at such other address or telecopy number as a party may designate to the other parties:

If to Parent or Merger Sub:

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212

Attention: Chief Executive Officer and General Counsel

(with a copy to the Corporate Secretary)

Telecopy: (501) 748-7400

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Rodney Square

Wilmington, Delaware 19801

Attention: Robert B. Pincus, Esq.

                    Steven J. Daniels, Esq.

Telecopy: (302) 651-3001

If to any Stockholder, at the address set forth under such Stockholder’s name on Schedule A hereto or to such other address as the party to whom notice is to be given may have furnished to the other parties in writing in accordance herewith.

13.	Severability.

If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties hereto to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

14.	Integration.

This Agreement (together with the Merger Agreement to the extent referenced herein), including Schedule A hereto, constitutes the full and entire understanding and agreement of the parties with respect to the subject matter hereof and thereof and supersedes any and all prior understandings or agreements relating to the subject matter hereof and thereof.

15.	Mutual Drafting.

Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

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16.	Section Headings.

The section headings of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

17.	Counterparts.

This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

18.	Definitions.

References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and date first above written.

WINDSTREAM CORPORATION

By:	/s/ Jeffery R. Gardner
Name: Jeffery R. Gardner
Title: President and Chief Executive Officer

PEACH MERGER SUB, INC.

By:	/s/ John P. Fletcher
Name: John P. Fletcher
Title: Executive Vice President, General Counsel and Secretary

/s/ Arunas A. Chesonis
Arunas A. Chesonis

/s/ Mario DeRiggi
Mario DeRiggi

/s/ Tansukh Ganatra
Tansukh Ganatra

/s/ Robert Moore
Robert Moore

/s/ Mary O’Connell
Mary O’Connell

/s/ Keith Wilson
Keith Wilson

Schedule A

STOCKHOLDERS

STOCKHOLDER	SHARES OF COMMON STOCK		PERCENTAGE
Arunas A. Chesonis 245 Ambassador Drive Rochester, NY 14607	6,689,191	[1]	4.5%

Mario DeRiggi 76 Horton Place Syosset, NY 11791	320,065	[2]	0.2%

Tansukh Ganatra 6523 Ashdale Place Charlotte, NC 28215	2,421,761	[3]	1.6%

Robert Moore 5 Canal Park Place Pittsford, NY 14534	340,581	[4]	0.2%

Mary O’Connell 129 Winterset Drive Rochester, NY 14625	73,118	[5]	0.0%

Keith Wilson 50 Mahogany Run Pittsford, NY 14534	829,435	[6]	0.5%

TOTAL:	10,674,151		7.3%

[1]

Of the 6,689,191 shares, 548,535 may be acquired pursuant to vested but unexercised options as of the date hereof. In addition, Mr. Chesonis had, as of the date hereof, options to acquire an additional 98,750 shares, none of which are vested as of the date hereof, and none of which constitute Subject Shares.

[2]

Of the 320,065 shares, 82,987 may be acquired pursuant to vested but unexercised options as of the date hereof. In addition, Mr. DeRiggi had, as of the date hereof, options to acquire an additional 11,745 shares, none of which are vested as of the date hereof, and none of which constitute Subject Shares.

[3]

Of the 2,421,761 shares, 19,499 may be acquired pursuant to vested but unexercised options as of the date hereof. In addition, Mr. Ganatra had, as of the date hereof, options to acquire an additional 20,501 shares, none of which are vested as of the date hereof, and none of which constitute Subject Shares.

[4]

Of the 340,581 shares, 112,134 may be acquired pursuant to vested but unexercised options as of the date hereof. In addition, Mr. Moore had, as of the date hereof, options to acquire an additional 8,001 shares, none of which are vested as of the date hereof, and none of which constitute Subject Shares.

[5]

Of the 73,118 shares, 46,040 may be acquired pursuant to vested but unexercised options as of the date hereof. In addition, Ms. O’Connell had, as of the date hereof, options to acquire an additional 60,821 shares, none of which are vested as of the date hereof, and none of which constitute Subject Shares.

[6]

Of the 829,435 shares, 103,649 may be acquired pursuant to vested but unexercised options as of the date hereof. In addition, Mr. Wilson had, as of the date hereof, options to acquire an additional 447,500 shares, none of which are vested as of the date hereof, and none of which constitute Subject Shares.

Annex C

[LETTERHEAD OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED]

July 31, 2011

The Board of Directors

PAETEC Holding Corp.

600 Willowbrook Office Park

Fairport, New York 14450

Members of the Board of Directors:

We understand that PAETEC Holding Corp. (“PAETEC”) proposes to enter into an Agreement and Plan of Merger, dated as of July 31, 2011 (the “Agreement”), among PAETEC, Windstream Corporation, (“Windstream”) and Peach Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Windstream, pursuant to which, among other things Merger Sub will merge with and into PAETEC (the “Merger”) and each outstanding share of the common stock, par value $0.01 per share, of PAETEC (“PAETEC Common Stock”) will be converted into the right to receive 0.460 (the “Exchange Ratio”) of a share of the common stock, par value $.0001 per share, of Windstream (“Windstream Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of PAETEC Common Stock of the Exchange Ratio provided for in the Merger.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to PAETEC and Windstream;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of PAETEC furnished to or discussed with us by the management of PAETEC, including certain financial forecasts relating to PAETEC prepared by the management of PAETEC (such forecasts, the “PAETEC Forecasts”);

(iii)	reviewed an alternative version of the PAETEC Forecasts incorporating certain adjustments thereto made by the management of PAETEC (the “Adjusted PAETEC Forecasts”), and discussed with the management of PAETEC its assessments as to the relative likelihood of achieving the future financial results reflected in the PAETEC Forecasts and the Adjusted PAETEC Forecasts;

(iv)	reviewed certain publicly available financial forecasts relating to Windstream and certain financial forecasts relating to Windstream prepared by the management of PAETEC (the “PAETEC-Windstream Forecasts”);

(v)	reviewed an alternative version of the PAETEC-Windstream Forecasts incorporating certain adjustments thereto made by the management of PAETEC (the “Adjusted PAETEC-Windstream Forecasts”);

(vi)	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies / Cost Savings”) anticipated by the management of PAETEC to result from the Merger;

(vii)	reviewed and discussed with the management of PAETEC certain net operating losses (the “PAETEC NOLs”) the benefits of which are expected by PAETEC management and its tax advisors to be available to PAETEC following consummation of the Merger;

(viii)	discussed the past and current business, operations, financial condition and prospects of PAETEC with members of senior management of PAETEC, and discussed the past and current business, operations, financial condition and prospects of Windstream with members of senior managements of Windstream;

The Board of Directors

PAETEC Holding Corp.

(ix)	reviewed the potential pro forma financial impact of the Merger on the future financial performance of Windstream;

(x)	reviewed the trading histories for PAETEC Common Stock and Windstream Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(xi)	compared certain financial and stock market information of PAETEC and Windstream with similar information of other companies we deemed relevant;

(xii)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xiii)	reviewed the Agreement; and

(xiv)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of PAETEC and Windstream that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the PAETEC Forecasts and the Adjusted PAETEC Forecasts, we have been advised by PAETEC, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PAETEC as to the future financial performance of PAETEC under the alternative growth scenarios reflected therein. With respect to the PAETEC-Windstream Forecasts and the Adjusted PAETEC-Windstream Forecasts, we have been advised by PAETEC, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PAETEC as to the future financial performance of Windstream under the alternative scenarios reflected therein. We and the management of PAETEC have also discussed with the management of Windstream the assumptions upon which the PAETEC-Windstream Forecasts are based, and the management of Windstream has confirmed that the assumptions are appropriate. With respect to the Synergies/Cost Savings, we have been advised by PAETEC, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of PAETEC as to the matters covered thereby and we have assumed, with the consent of PAETEC, that such Synergies/Costs Savings will be realized in the amounts and at the times projected. We have relied, at the direction of PAETEC, on the assessment of the management of PAETEC as to PAETEC’s ability to utilize the PAETEC NOLs and have assumed, at the direction of PAETEC, that the PAETEC NOLs will be utilized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of PAETEC or Windstream, nor have we made any physical inspection of the properties or assets of PAETEC or Windstream. We have not evaluated the solvency or fair value of PAETEC or Windstream under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of PAETEC, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on PAETEC, Windstream or the contemplated benefits of the Merger. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of PAETEC or any alternative transaction. We also have assumed, at the direction of PAETEC, that the Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Board of Directors

PAETEC Holding Corp.

We express no view or opinion as to any terms or other aspects of the Merger (other than the Exchange Ratio to the extent expressly specified herein), including, without limitation, the form or structure of the Merger. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to holders of PAETEC Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Exchange Ratio. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to PAETEC or in which PAETEC might engage or as to the underlying business decision of PAETEC to proceed with or effect the Merger. We are not expressing any opinion as to what the value of Windstream Common Stock will be when issued or the prices at which PAETEC Common Stock or Windstream Common Stock will trade at any time, including following announcement or consummation of the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to the Board of Directors of PAETEC in connection with the Merger and will receive a fee for our services, a portion of which is payable in connection with/upon the rendering of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, PAETEC has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of PAETEC, Windstream and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to PAETEC and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as (i) joint bookrunner on certain debt offerings, (ii) joint lead arranger, joint book runner and syndication agent for, and lender under, PAETEC’s existing credit facility and (iii) financial advisor in connection with certain mergers and acquisitions transactions.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Windstream and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as joint bookrunner and/or arranger on certain debt offerings, (ii) having acted or acting as lender under certain credit facilities and term loans, (iii) having acted or acting as financial advisor in connection with certain mergers and acquisitions transactions and (iv) having provided or providing certain cash and treasury management products and services and derivatives and foreign exchange trading services.

It is understood that this letter is for the benefit and use of the Board of Directors of PAETEC (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update,

The Board of Directors

PAETEC Holding Corp.

revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to the holders of PAETEC Common Stock.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Annex D

[LETTERHEAD OF DEUTSCHE BANK SECURITIES INC.]

July 31, 2011

Board of Directors

PAETEC Holding Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, NY 14450

Lady and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to PAETEC Holding Corp. (the “Company”) in connection with the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among the Company, Windstream Corporation (“Parent”), and Peach Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), which provides, among other things, for the merger of Merger Sub with and into the Company, as a result of which the Company will become a wholly owned subsidiary of Parent (the “Transaction”). As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (other than shares owned directly or indirectly by the Company, Parent or Merger Sub) will be converted into the right to receive 0.460 (the “Exchange Ratio”) shares of common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”).

You have requested our opinion as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of the outstanding shares of Company Common Stock.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed (i) certain publicly available financial and other information concerning the Company and Parent, (ii) certain internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company, and held discussions with members of the Company’s management regarding the businesses and prospects of the Company, (iii) certain internal analyses, limited near-term financial forecasts and other information relating to Parent prepared by management of Parent, and held discussions with members of Parent’s management regarding the businesses and prospects of Parent before and after giving effect to the Transaction, (iv) certain internal analyses, financial forecasts and other information relating to Parent prepared by management of the Company, and held discussions with members of the Company’s management regarding the businesses and prospects of Parent before and after giving effect to the Transaction, (v) certain estimates as to the amount and timing of costs savings and revenue enhancements (collectively, the “Synergies and Cost Savings”) anticipated by the Company’s management to result from the Transaction, (vi) certain net operating losses (the “Company NOLs”) with the Company’s management , the benefits of which are expected by the Company’s management and its tax advisors to be available to the combined company following consummation of the Transaction, and (vii) the potential pro forma impact of the Transaction on the future financial performance of Parent. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock, (ii) to the extent publicly available, compared certain financial and stock market information for the Company and Parent with similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) to the extent publicly available, reviewed the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed a draft dated July 31, 2011 of the Merger Agreement and certain related documents, including the Voting Agreement (as defined in the Merger Agreement), and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Board of Directors

July 31, 2011

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Parent, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has, with your permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. We have received only limited near-term financial forecasts prepared by the management of Parent, and at the direction of the Company we have relied on the financial forecasts relating to Parent prepared by management of the Company. With respect to the Synergies and Cost Savings, Deutsche Bank has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and that such Synergies and Costs Savings will be realized in the amounts and at the times projected. With respect to the Company NOLs, we have relied, at the direction of the Company, on the assessment of the Company’s management as to the Company’s and the combined company’s ability to utilize the Company NOLs and have assumed, at the direction of the Company, that the Company NOLs will be utilized in the amounts and at the times projected. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it, as of the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its advisors with respect to such issues. Representatives of the Company have informed us, and we have further assumed, that the final terms of the Merger Agreement will not differ materially from the terms set forth in the drafts we have reviewed.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation to the stockholders of the Company to approve the Transaction. This opinion is limited to the fairness, from a financial point of view of the Exchange Ratio to the holders of the Company Common Stock, is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on the economic, market and other conditions, and information made available to us, as of the date hereof. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We expressly disclaim

Board of Directors

July 31, 2011

any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or as to how any holder of shares of Company Common Stock should vote with respect to the Transaction. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the amounts to be received by any other person pursuant to the Merger Agreement or otherwise. This opinion does not in any manner address the prices at which the Company Common Stock, the Parent Common Stock or other securities of the Company or Parent, respectively, will trade following the announcement or consummation of the Transaction.

We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or part of the Company, nor were we requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies or other transactions that may be available to the Company.

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which is contingent upon delivery of this opinion and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking , commercial banking (including extension of credit) and other financial services to Parent and the Company or their respective affiliates for which it has received compensation, including (i) having served as joint bookrunner on the Company’s $300 million senior secured notes offering, (ii) having served as financial advisor to the Company in its acquisition of Cavalier Telephone Corporation and provided committed financing in connection therewith, (iii) having served as lead bookrunner on the Company’s $450 million senior notes offering, (iv) having served as joint bookrunner on Parent’s $400 million senior notes offering, (v) having served as joint bookrunner on Parent’s $200 million senior notes offering and (vi) having served as joint bookrunner on Parent’s $450 million senior notes offering. DB Group may also provide investment and commercial banking services to Parent and the Company in the future, for which we would expect DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion may not be disclosed, summarized, referred to, or communicated (in whole or in part) to any other person for any purpose whatsoever except with our prior written approval, provided that this opinion may be reproduced in full in any proxy or information statement mailed by the Company to its stockholders in connection with the Transaction.

Very truly yours,

/s/ Deutsche Bank Securities Inc.

DEUTSCHE BANK SECURITIES INC.

Annex E

July 31, 2011

PAETEC Holding Corp.

One Paetec Plaza

600 Willowbrook Office Park

Fairport, NY 14450

Attn: Members of the Board of Directors

Dear Members of the Board of Directors:

We understand that Windstream Corporation (the “Acquiror”), Peach Merger Sub, Inc., a wholly-owned subsidiary of the Acquiror (the “Sub”), and PAETEC Holding Corp. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, Sub will be merged with and into the Company (the “Transaction”) and that, in connection with the Transaction, (a) each outstanding share of common stock, par value $0.01 per share (“Company Common Stock”), of the Company will be converted into the right to receive 0.46 shares (the “Consideration”) of common stock, par value $.0001 per share (“Acquiror Common Stock”), of the Acquiror, and (b) the Company will become a wholly owned subsidiary of the Acquiror.

You have requested that Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to whether, as of the date hereof, the Consideration to be received in the Transaction by the holders of Company Common Stock is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the following agreements and documents:

a.	Draft dated July 31, 2011 of the Agreement and Plan of Merger, dated as of July 31, 2011, among the Acquiror, Sub and the Company (the “Agreement”); and

b.	Draft dated July 30, 2011 of the Voting Agreement, by and among the Acquiror, Sub, and certain holders of Company Common Stock (the “Voting Agreement”);

2.	reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of the Company and the Acquiror;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company and the Acquiror made available to us by the Company and the Acquiror, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending 2011 through 2015;

4.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company and the Acquiror, the Transaction and related matters;

5.	compared the financial and operating performance of the Company and the Acquiror with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for certain of the Company’s and the Acquiror’s publicly traded securities; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by

PAETEC Holding Corp.	- 2 -
July 31, 2011

us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. With respect to the publicly available research analyst estimates for the Acquiror referred to above, we have reviewed and discussed such estimates with the management of the Company and such management has advised us, and we have assumed, that such estimates represent reasonable estimates and judgments of the future financial results and condition of the Acquiror, and we express no opinion with respect to such estimates or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Acquiror since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in all such agreements and other related documents and instruments, without any amendments or modifications thereto. We have also assumed, with your consent, that the Transaction will be treated as a tax-free transaction. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or the Acquiror, or otherwise have an effect on the Transaction, the Company or the Acquiror or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of any draft documents identified above will not differ in any respect from the drafts of said documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board of Directors of the Company (the “Board”) or any other party with respect to alternatives to the Transaction, including, but not limited to, any other inquiries from third parties involving a possible business combination. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We

PAETEC Holding Corp.	- 3 -
July 31, 2011

have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the Acquiror Common Stock actually will be when issued pursuant to the Transaction or the price or range of prices at which the Company Common Stock or the Acquiror Common Stock may be purchased or sold at any time. We have assumed that the Acquiror Common Stock to be issued in the Transaction to holders of the Company Common Stock will be listed on the NASDAQ Global Select Market.

This Opinion is furnished for the use and benefit of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey in the past provided investment banking, financial advisory and other financial services to the Company, the Acquiror and/or one or more of their respective affiliates, for which Houlihan Lokey received compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, a member of the Houlihan Lokey deal team on this engagement owns Company Common Stock constituting less than 0.01% of outstanding Company Common Stock

We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, the Acquiror, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company, the Acquiror or any other party or the effect of any other transaction in which the Company, the Acquiror or any other party might engage, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, the Acquiror’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, the Acquiror’s or such other party’s security holders (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers,

PAETEC Holding Corp.	- 4 -
July 31, 2011

directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Transaction. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of Company Common Stock is fair to such holders from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Financial Advisors, Inc.

HOULIHAN LOKEY FINANCIAL ADVISORS, INC.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item  20. Indemnification of Directors and Officers.

The DGCL permits a Delaware corporation to indemnify directors, officers, employees, and agents under some circumstances, and mandates indemnification under certain limited circumstances. The DGCL permits a corporation to indemnify a director, officer, employee, or agent for expenses actually and reasonably incurred, as well as fines, judgments and amounts paid in settlement in the context of actions other than derivative actions, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification against expenses incurred by a director, officer, employee or agent in connection with his defense of a proceeding against such person for actions in such capacity is mandatory to the extent that such person has been successful on the merits. If a director, officer, employee, or agent is determined to be liable to the corporation, indemnification for expenses is not allowable, subject to limited exceptions where a court deems the award of expenses appropriate. The DGCL grants express power to a Delaware corporation to purchase liability insurance for its directors, officers, employees, and agents, regardless of whether any such person is otherwise eligible for indemnification by the corporation. Advancement of expenses is permitted, but a person receiving such advances must repay those expenses if it is ultimately determined that he is not entitled to indemnification.

The Amended and Restated Certificate of Incorporation of Windstream (the “Certificate”) provides for indemnification to the fullest extent permitted by the DGCL, as amended from time to time. Under the Certificate, any expansion of the protection afforded directors, officers, employees, or agents by the DGCL will automatically extend to Windstream’s directors, officers, employees, or agents, as the case may be.

Article VII of the Certificate provides for the indemnification of directors, officers, agents, and employees for expenses incurred by them and judgments rendered against them in actions, suits or proceedings in relation to certain matters brought against them as such directors, officers, agents, and employees, respectively. Article VII of the Certificate also requires Windstream, to the fullest extent expressly authorized by Section 145 of the DGCL, to advance expenses incurred by a director or officer in a legal proceeding prior to final disposition of the proceeding.

In addition, as permitted under the DGCL, Windstream has entered into indemnity agreements with its directors and officers. Under the indemnity agreements, Windstream will indemnify its directors and officers to the fullest extent permitted or authorized by the DGCL, as it may from time to time be amended, or by any other statutory provisions authorizing or permitting such indemnification. Under the terms of Windstream’s directors and officers’ liability and company reimbursement insurance policy, directors and officers of Windstream are insured against certain liabilities, including liabilities arising under the Securities Act. Windstream will indemnify such directors and officers under the indemnity agreements from all losses arising out of claims made against them, except those based upon illegal personal profit, recovery of short-swing profits, or dishonesty; provided, however, that Windstream’s obligations will be satisfied to the extent of any reimbursement under such insurance.

Item  21. Exhibits and Financial Statements

2.1	Agreement and Plan of Merger, dated as of July 31, 2011, by and among Windstream Corporation, Peach Merger Sub, Inc. and PAETEC Holding Corp. (included as Annex A to the Proxy Statement/Prospectus forming a part of this Registration Statement).*†

2.2	Voting Agreement, dated as of July 31, 2011, by and among Windstream Corporation, Peach Merger Sub, Inc. and the Stockholders listed on the signature pages thereto (included as Annex B to the Proxy Statement/Prospectus forming a part of this Registration Statement).*

3.1	Amended and Restated Certificate of Incorporation of Windstream Corporation, as amended (incorporated by reference to Exhibit 3.1 to Windstream’s Amendment No. 3 to the Registration Statement on Form S-4 filed May 23, 2006).

3.2	Amended and Restated Bylaws of Windstream Corporation, as amended (incorporated by reference to Exhibit 3.2 to Windstream’s Current Report on Form 8-K filed February 6, 2009).

5.1	Opinion of Skadden Arps Slate Meagher & Flom LLP as to the legality of the securities to be issued.*

8.1	Opinion of Skadden Arps Slate Meagher & Flom LLP regarding certain federal income tax matters.**

8.2	Opinion of Hogan Lovells US LLP regarding certain federal income tax matters.**

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Windstream Corporation.*

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of PAETEC Holding Corp.*

23.3	Consent of McGladrey & Pullen, LLP, independent registered public accounting firm of Cavalier Telephone Corporation.*

23.4	Consent of Skadden Arps Slate Meagher & Flom LLP (included in Exhibits 5.1 and 8.1).**

23.5	Consent of Hogan Lovells US LLP (included in Exhibit 8.2).**

24.1	Powers of Attorney.*

99.1	Form of Proxy Card of PAETEC Holding Corp.**

99.2	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

99.3	Consent of Deutsche Bank Securities Inc.*

99.4	Consent of Houlihan Lokey Financial Advisors, Inc.*

*	Filed herewith.
**	To be filed by amendment.
†	Windstream will furnish to the Commission, upon request, a copy of each schedule and exhibit to this agreement.

Item 22. Undertakings.

The undersigned Registrant hereby undertakes:

(A)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(D) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(E) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(F) That every prospectus: (i) that is filed pursuant to paragraph (E) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(G) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(H) Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on the 30th day of August, 2011.

WINDSTREAM CORPORATION

By:	/S/ JEFFERY R. GARDNER
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date

/S/ JEFFERY R. GARDNER Jeffery R. Gardner	President, Chief Executive Officer and Director (Principal Executive Officer)	August 30, 2011

/S/ ANTHONY W. THOMAS Anthony W. Thomas	Chief Financial Officer (Principal Financial Officer)	August 30, 2011

/S/ JOHN C. EICHLER John C. Eichler	Controller (Principal Accounting Officer)	August 30, 2011

* Dennis E. Foster	Chairman, Director	August 30, 2011

* Carol B. Armitage	Director	August 30, 2011

* Samuel E. Beall III	Director	August 30, 2011

* Francis X. Frantz	Director	August 30, 2011

* Jeffrey T. Hinson	Director	August 30, 2011

* Judy K. Jones	Director	August 30, 2011

* William A. Montgomery	Director	August 30, 2011

* Alan L. Wells	Director	August 30, 2011

*By:	/S/ JOHN P. FLETCHER
(John P. Fletcher) Attorney-in-fact